Form 20-F
period 1998-12-31
INTERNATIONAL URANIUM CORP
filed 1999-03-31
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                  For the fiscal year ended September 30, 1998

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

                    For the transition period from ______ to

                         Commission File Number: 0-24443

                        INTERNATIONAL URANIUM CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

    INDEPENDENCE PLAZA, SUITE 950, 1050 SEVENTEENTH STREET, DENVER, CO 80265
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK WITHOUT PAR VALUE
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

                                              ISSUED AND OUTSTANDING
             TITLE OF CLASS                   AS OF SEPTEMBER 30, 1998
             --------------                   ------------------------
     Common Stock, Without Par Value          65,525,066 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed during the preceding 12 months (or shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES            X              NO
          -----------            ------

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17        X                 ITEM 18
          -----------                    ------------


The Registrant has filed a Notification of Late Filing on Form 12b-25 regarding the financial statement footnote entitled "Differences Between Canadian and United States Accounting Principles and Practices" which is not currently included in this filing.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 1 - Description of Business", "Item 2 - Description of Property", "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A - Quantitative and Qualitalize Disclosure About Market Risk," and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".

GLOSSARY OF TERMS


ALTERNATE FEED        Ore or residues from other processing facilities that
                      contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be recovered either alone or in conjunction with other co-products at the Registrant's facilities.

BLM                   Means the United States Bureau of Land Management;

CCD CIRCUIT The counter current decantation circuit at the White Mesa Mill, in which uranium-bearing solution is separated from the crushed waste solids;

CONCENTRATES          Means product from a uranium mining and milling or in situ leach facility, which is commonly referred to as yellowcake or U(3)O(8);

CONVERSION            A process whereby the purified uranium obtained in the
                      refining process is converted into forms suitable for making nuclear fuel (UO(2)) or for enrichment (UF(6));

$ Means United States dollars and "CDN $" means Canadian dollars;

ENRICHMENT            A process whereby the U-235 isotope content is increased
                      from the natural level of 0.711% to a concentration of 3% to 5% as required in fuel for light water reactors;

EPA                   The United States Environmental Protection Agency;

FEE LAND              Means private land;

HECTARE Measurement of an area of land equivalent to 10,000 square meters or 2.47 acres;

MINERALIZATION        Means a natural aggregate of one or more metallic
                      minerals;

MINERAL DEPOSIT       Is a mineralized body which has been delineated by
                      appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Often referred to in the industry as "resources".

NATURAL URANIUM       Means  uranium, any one of U(3)O(8), UO(2) or UF(6),
                      neither irradiated nor enriched and which has a U-235 isotope content of about 0.711%;

NRC                   The United States Nuclear Regulatory Commission;

ORE A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated;

PROBABLE (INDICATED)
RESERVES Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation;

PROVEN (MEASURED)
RESERVES Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established;

REFINING A process whereby concentrates, containing an average of 60-80% uranium, are chemically refined to separate the uranium from impurities to produce purified uranium;

S2MS                  Saskatoon Mining & Mineral Services Ltd.;

SAG MILL The semi-autogenous grinding mill at the White Mesa Mill in which the uranium ore is ground prior to the leaching process;

TAILINGS Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted;

TON                   A short ton (2,000 pounds);

TONNE                 A metric tonne (2,204.6 pounds);

URANIUM OR U          Means natural uranium; 1% U=1.18% U(3)O(8);

EU(3)O(8)             U(3)O(8) equivalent;

UF(6) Means natural uranium hexafluoride, produced by conversion from U(3)O(8) , which is not yet enriched or depleted;

U(3)O(8) Triuranium octoxide. U(3)O(8) is often referred to as yellowcake.

V(2)O(5)              Vanadium pentoxide;

WHITE MESA MILL Means the 2,000 ton per day uranium mill, with a vanadium or other co-product recovery circuit, located near Blanding, Utah that is owned by IUC White Mesa, LLC. Also referred to as the "Mill".

YELLOWCAKE            Means U(3)O(8).

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

International Uranium Corporation (the "Registrant") is in the business of producing uranium concentrates and selling and trading these concentrates and other fuel cycle products in the international nuclear fuel market. As a co-product to its uranium production, the Registrant produces and sells vanadium and other metals. In addition to mining and processing uranium from natural ores, the Registrant also recovers uranium by recycling uranium-bearing waste streams from other processing facilities.

The Registrant is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation" (see "Amalgamation").

The head office of the Registrant is located at Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265. The registered office of the Corporation is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Registrant entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). The Registrant raised Cdn$47.25 million through a special warrant private placement and used cash of approximately Cdn $29.3 million to purchase the Energy Fuels' assets (see "Acquisition" for further details). Energy Fuels was a uranium producer with properties in the United States and Mongolia.

The Energy Fuels' assets acquired included several developed mines on standby, several partially developed mines, numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill in the United States. As a result of the acquisition, the Registrant's U.S. properties comprise over 50,000 acres and contain proven and probable reserves of 9.1 million pounds of uranium and 7 million pounds of vanadium in the U.S. Additional mineral deposits and potential mineral deposits are estimated to contain 91 million pounds of uranium and 84 million pounds of vanadium. In addition to the U.S. properties, the Registrant also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia. The Mongolia concessions encompass approximately 3,650,000 acres with estimated potential uranium mineral deposits of 100 million pounds.

The Registrant's principal strategy is to maintain and build upon its position as a producer of uranium concentrates for the international nuclear fuel market and to expand its business of recycling uranium-bearing waste streams from other processing facilities. The Registrant will also continue to produce and sell vanadium as a co-product of its uranium production. The Registrant intends to implement its strategy through (i) the mining of the Registrant's uranium-producing properties as market conditions dictate (ii) the processing of alternate feeds and uranium bearing by-products; and (iii) continued capital expenditures for purposes of exploration and development.

                                  AMALGAMATION

The predecessor, International Uranium Corporation ("Old IUC"), and Thornbury were amalgamated effective May 9, 1997 under the provisions of the Business Corporations Act (Ontario) to form the Registrant in accordance with the terms of an agreement entered into between Old IUC and Thornbury dated February 13, 1997 (the "Amalgamation Agreement"). The primary purpose of the Amalgamation was to effect an acquisition of Thornbury by Old IUC in that upon completion of the Amalgamation the shareholders of Old IUC immediately prior to the Amalgamation would hold the controlling interest in the Registrant, a public company.

BACKGROUND ON THORNBURY

Thornbury was incorporated under the laws of Ontario on September 29, 1950. Thornbury's common shares were quoted for trading on the Canadian Dealing Network Inc. Thornbury's principal assets consisted of marketable securities with a market value as at December 31, 1996 of Cdn$495,480 and eight mining claims situated in the Mayo Mining District, Yukon Territory, which expire between 1999 and 2009.

SHARE EXCHANGE RATIOS

The Amalgamation received the approval of the shareholders of both Old IUC and Thornbury. On amalgamation, each shareholder of Old IUC received one (1) share of the Registrant, a newly formed amalgamated company, for each one (1) common share held in Old IUC, and each shareholder of Thornbury received one (1) share of the Registrant for each five (5) common shares held in Thornbury. Fractional shares resulting from the foregoing were rounded down to the next whole number.

After giving effect to the amalgamation, there were a total of 65,743,066 common shares of the Registrant issued and outstanding. This figure was based on 26,500,000 previously issued common shares of Old IUC, 37,800,000 common shares of Old IUC issued upon conversion of the special warrants and 7,215,334 common shares of Thornbury which were outstanding prior to the amalgamation being effective (1,443,066 post-amalgamation common shares).

AMALGAMATION AGREEMENT

Old IUC and Thornbury entered into an amalgamation agreement (the "Amalgamation Agreement") which contained such representations and warranties, covenants, indemnification and other provisions as are customarily found in an amalgamation agreement entered into by parties dealing at arm's length.

                                   ACQUISITION

The Registrant entered the uranium industry by acquiring substantially all of the uranium producing assets of Energy Fuels. On December 19, 1996, Old IUC, through its subsidiary, International Uranium Holdings Corporation, entered into an agreement (the "Acquisition Agreement") to acquire the Energy Fuels' Assets for cash of $20.5 million, subject to adjustment. The terms of the acquisition were approved by the United States Bankruptcy Court following a lengthy bidding procedure as required under United States bankruptcy laws (see "Bankruptcy of Oren Benton and Nuexco"). The acquisition was completed on May 9, 1997.

ENERGY FUELS

HISTORICAL BACKGROUND

The Energy Fuels group of companies was founded in August 1976 to capitalize on uranium mining, purchasing and processing opportunities in the Colorado Plateau area of western Colorado and eastern Utah.

In order to process the ores mined and purchased from the Colorado Plateau, Energy Fuels commenced construction of a 2,000 ton per day mill near Blanding, Utah in June 1979 at a total cost of approximately $40 million. Known as the White Mesa Mill, the facility is a dual-circuit uranium mill.

The cost of construction of the White Mesa Mill was funded in large part by Kernkraftwerk Goesgen-Daeniken AG, and Nordostschweizerische Kraftwerke AG, the former limited partners in certain of the Energy Fuels Assets (the "Swiss Utilities"), who owned a 40% limited partnership interest in almost all of Energy Fuels' United States assets. In 1995, this 40% limited partnership interest was converted into a 9% royalty on all uranium produced and a 5% royalty on vanadium and all other minerals produced from the United States properties. The Swiss utilities have agreed to a reduction in this royalty on these properties until December 31, 2000. See "Swiss Royalty Interest".

In the early 1980's Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Registrant includes three developed or partially developed mines as well as several targeted mines and numerous other exploration targets.

In 1984, Energy Fuels formed a limited partnership with Union Carbide Corporation ("Union Carbide") pursuant to which Union Carbide acquired a 70% undivided interest in and became the operator of the White Mesa Mill. As a result of subsequent negotiations in 1987, Union Carbide's mines and properties in the Colorado Plateau were added to this limited partnership and, as a result, Energy Fuels acquired a 25% undivided interest in those mines. In 1994 this partnership was dissolved and Energy Fuels re-acquired 100% of the White Mesa Mill as well as certain of Union Carbide's mines on the Colorado Plateau. In the Colorado Plateau district, Energy Fuels then owned several uranium and vanadium mines on standby, several partially developed mines as well as additional acreage with exploration potential.

In 1994, in an effort to expand into the global uranium marketplace, Energy Fuels acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves over a vast area in Mongolia.

In the early 1990's, Energy Fuels also acquired two significant ore bodies intended to be mined by in situ type mining technology: the Reno Creek property in Wyoming, and the Dewey Burdock property in South Dakota.

In early 1995, Energy Fuels filed for protection under Chapter 11 of the United States Bankruptcy Code as a result of providing guarantees to an affiliated company and its majority shareholder. See "Bankruptcy of Oren Benton and Nuexco".

BANKRUPTCY OF OREN BENTON AND NUEXCO

On February 23, 1995, Oren L. Benton ("Benton") and two entities which Benton controlled - Nuexco Trading Corporation ("Nuexco") and CSI Enterprises, Inc. ("CSI") - filed for protection under Chapter 11 of the United States Bankruptcy Code.

Energy Fuels, Ltd. ("EFL") and Energy Fuels Exploration Company ("EFEX") also filed for protection under Chapter 11 of the United States Bankruptcy Code on February 23, 1995. EFL and EFEX were both controlled by Benton through Energy Fuels Mining Joint Venture ("EFMJV"). EFL and EFEX were forced into bankruptcy because Benton, as controlling shareholder, caused them to guarantee certain of Benton's and Nuexco's investment and trading activities. EFMJV filed for protection under Chapter 11 on August 12, 1996.

The bankruptcy of Benton, Nuexco, CSI, EFL, EFEX and EFMJV involved numerous other affiliated and subsidiary entities, of which Energy Fuels was a relatively small part.

Under the provisions of Chapter 11 of the United States Bankruptcy Code, Benton maintained control of the assets of his estate, including the Energy Fuels Assets, but was under a fiduciary duty to reorganize his estate either under a plan of reorganization or through the sale of portions of the assets from time to time ("Section 363 Sales"). In order to protect the rights of creditors in this process, a committee of selected creditors was formed (the "Creditors Committee") as required under the provisions of Chapter 11 of the United States Bankruptcy Code.

Benton and the Creditors Committee filed a joint Section 363 Sale motion on October 21, 1996 with the Registrant as the lead bidder for the sale of the Energy Fuels Assets to the Registrant for cash of $20.5 million, subject to adjustments.

On December 4, 1996, the Bankruptcy Court approved the Acquisition Agreement and the sale of the Energy Fuels Assets to the Registrant. The effect of the court order was to eliminate substantially all known and existing claims and liabilities of all creditors against the Energy Fuels Assets, so that the Registrant would acquire the Energy Fuels Assets free and clear of all such liabilities.

SUMMARY OF ENERGY FUELS ASSETS ACQUIRED BY THE REGISTRANT

UNITED STATES ASSETS

The Energy Fuels Assets acquired by the Registrant pursuant to the Acquisition Agreement located in the United States included the following:

          o the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant in Blanding, Utah. See "White Mesa Mill".

          o the Arizona Strip Properties, developed and partially developed mines and exploration properties in north central Arizona, including the Arizona 1 and Canyon mines, both currently on standby. See "Arizona Strip", "Arizona 1 Mine", "Canyon Mine" and "Pinenut Mine".

          o the Colorado Plateau properties, developed and partially developed mines and exploration properties straddling the south/central Colorado and Utah border. See "Colorado Plateau" and "Sunday Mine Complex".

          o the Reno Creek in situ leach project, a uranium deposit in the Powder River Basin area of Wyoming in advanced stages of exploration and permitting. See "Reno Creek Property".

          o the Dewey Burdock in situ leach project, a uranium deposit in South Dakota. See "Dewey Burdock Property".

          o the Bullfrog project, a uranium deposit in south central Utah. See "Bullfrog Property".

          o    substantial mining equipment. See "Other Assets".

          o various uranium supply, waste processing contracts, and joint venture contracts. See "Other Assets" and "Alternate Feeds".

          o    various field and administrative offices. See "Other Assets".

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Registrant, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. The Gurvan-Saihan Joint Venture currently holds some 3.65 million acres of uranium exploration properties in Mongolia. See "Mongolia Property".

CLAIMS ARISING OUT OF THE ACQUISITION

Under the Acquisition Agreement, Energy Fuels represented to the Registrant that Energy Fuels was conveying good title to the various properties and mining claims acquired by the Registrant. Energy Fuels agreed to indemnify the Registrant from any losses and damages incurred by the Registrant (subject to a cap of $1,500,000) and arising out of a breach of Energy Fuels' representations and warranties. A total of $1,500,000 of the purchase price paid by the Registrant was placed in escrow to secure Energy Fuels' indemnity obligations. On May 8 and 9, 1998, the Registrant submitted a claim against all amounts held in escrow alleging various breaches of Energy Fuels' representations and warranties.

The claims relate specifically to the Carnation claims in the Sunday Mine Complex and a portion of the properties held by the Mongolia joint venture. The sublease held by the Registrant on the Carnation claims may be invalid due to the expiration of the primary lease. The Registrant is currently in the process of contacting the land owners for the purpose of entering into a new lease. If the Registrant is able to locate and enter into a new lease with all of the land owners, the claims will be nominal in amount and limited to the amounts paid for the new lease and the cost of securing such lease. If the Registrant is unable to enter into a new lease with all of the land owners, the amount of the claim will be the net value of the uranium and vanadium mineral deposits on the Carnation claims.

A portion of the properties held by the Mongolian joint venture (approximately 6.3% of the total area) has been included in a nature reserve area. Under Mongolian Law, exploration and mining on nature reserve areas is prohibited without permission of the Mongolian government. The nature reserve area was in existence at the time of the closing of the Registrant's acquisition of Energy Fuel's assets and was not disclosed by Energy Fuels to the Registrant. The Registrant has been working with the Mongolia government on this matter and has received permission to conduct limited exploration activities on these properties. Until the results of this exploration are known, the Registrant will not be able to quantify its potential claim against Energy Fuels. In addition, the Registrant does not know at this time whether the Mongolian government will permit mining on the nature reserve area if the exploration results are positive.

During March 1999, the Registrant reached agreement with the liquidating trustee to resolve all claims asserted by the Registrant under the Acquisition Agreement. The principal terms of such settlement provide for the Registrant to be paid $200,000 from the escrow, along with the interest earnings thereon, in return for a complete release and waiver of such claims. The Registrant believes that such amount represents full compensation for such claims. The remaining amounts held in escrow will be distributed to the liquidating trustee. The settlement agreement for this matter has been finalized and agreed to by the parties, but is subject to Bankruptcy Court approval. It is anticipated that such Court approval will be obtained in the next 60 to 90 days.

                              THE URANIUM INDUSTRY

OVERVIEW

Considerable growth in world demand for electricity has created a strong market for the development of nuclear power over the past 30 years, and it now contributes 17% of world electricity supply. Today, world demand continues to see rapid growth in developing countries, particularly in Asia, while relatively low growth is expected in countries where nuclear power is well established.

According to the Uranium Institute ("UI"), there are 105 nuclear reactors in the United States and a total of 347, worldwide, representing a total world nuclear capacity of 346 GWe. Despite lower growth in developed countries, the UI reports in one case that world nuclear generating capacity is expected to be 355 GWe by 2000, and then grow to 422 GWe by 2010 and 483 GWe by 2020. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

Generally, uranium is mined and milled, converted, enriched and fabricated prior to use in a nuclear reactor. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined either by underground, open pit or in situ methods then partially refined at a nearby Mill to produce uranium concentrates. Typically, the uranium concentrate or U(3)O(8), or yellowcake as it is referred to in the industry, is sold by the mining companies to electricity utilities in the form of U(3)O(8). Market participants, such as utilities, then contract with the converters, enrichers, and fuel fabricators for services to further refine the nuclear fuel for use in a nuclear reactor.

URANIUM SUPPLY AND DEMAND

According to the UI, annual Western World uranium consumption has increased from approximately 56 million pounds U(3)O(8) in 1980 to about 149 million pounds U(3)O(8) in 1998. Demand could be increased by trends toward increased plant operating capacities or reduced by premature closing of nuclear power plants.

Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (largely, inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets, as further described below.

According to the UI, primary world uranium production had been in decline for a decade until the first rise in production in 1995, which was reported to be 85 million pounds. Of this, Canada and Australia accounted for roughly 50% of total production. Increases continued in 1996 and 1997 to 90.9 and 92.7 million pounds, respectively. The increase in world production was short lived with a drop in production to 92.2 in 1998. Major production cut backs and delays had been announced at the end of 1998 in Canada, Australia, United States and South Africa, which will result in a significant drop in production for 1999.

Secondary sources of supply cover all uranium, other than primary production, sourced to satisfy reactor requirements. These sources include inventories, stockpiles (primarily, government and military related) and recycled uranium. These supply sources can be held at any point of the nuclear fuel cycle and by utilities and other fuel cycle companies or by governments, alike. Each source must meet appropriate specifications to be utilized in nuclear reactors.

Inventories represent the largest portion of secondary sources of supply and can be quite difficult to quantify. Inventories include production inventories held by producers and utilities, and government and military stockpiles. Inventories are held for a variety of reasons, for instance, government policy, avoiding supply disruptions and taking advantage of favorable market prices.

In total, current inventories are estimated at over seven (7) years supply of the total world consumption, according to the UI. However, utilities have been steadily consuming inventories to reduce fuel carrying costs. It is estimated that utilities will consume 60 million pounds of Western world uranium inventory between 1998 and 2005. In addition, roughly 22% of the utilities carry, as strategic inventories, three (3) or more years of reactor requirements as a matter of policy. Over the three-year period from 1995 through 1997, Western world inventories fell by 26 million pounds of uranium.

The recycling of Highly Enriched Uranium ("HEU") is a unique subset of secondary sources of supply and is accounted for separately from inventories. Surplus fissile military materials are converted from HEU into low enriched uranium ("LEU") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the "Russian HEU Agreement") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the United States Enrichment Corporation ("USEC") Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU in the United States over the 20-year period under certain limits. The USEC Privatization Act provides a framework for the introduction of Russian uranium into the U.S. commercial uranium market. An agreement was signed during March 1999 between the Russian government and three Western companies granting an option to the Western companies to purchase a portion of the Russian natural uranium derived from the LEU.

URANIUM PRICES

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer's uranium reserves, record of performance and cost competitiveness, all of which are important to the producer's ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.

Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and traders. Traders source their uranium from organizations holding excess inventory, including utilities, producers and governments.

Over the last ten years, annual spot market demand averaged roughly 26 million pounds U(3)O(8) with a record high of 42 million pounds U(3)O(8) in 1995 followed by a low, over the period, to 9 million pounds U(3)O(8) in 1998. Spot market prices reflect the price at which uranium may be purchased for delivery within one year. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. The drop in spot demand in the following three years largely contributed to a relatively steady drop in prices to $8.75 in December 1998. Recently, these prices have rebounded slightly to $10.75 in March 1999.

Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. Since that time, these factors have had a diminishing impact on the uranium market causing prices to decline.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, primary production in Russia and other former CIS republics, as well as supplies from Russian HEU and its other stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Some analysts believe, however, that prices will continue to stabilize and begin to rise over the next couple of years.

COMPETITION

The Registrant markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Registrant competes primarily on the basis of price. The Registrant's total production will be a small percentage of total Western World production.

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 1998, five (5) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), Energy Resources of Australia Ltd. ("ERA"), The RTZ Corporation PLC ("RTZ"), and WMC Limited, produced over 67% of total world output. Most of Western World production was from only eight countries: Canada, Niger, Australia, Namibia, South Africa, United States, France, and Gabon. In 1988, the former CIS, and mainland China began to supply significant quantities of uranium annually into Western World markets.

The Canadian uranium industry has in recent years been the leading world supplier, producing 31.3 million pounds U(3)O(8) in 1997, or about 35% of total world production.

                               THE VANADIUM MARKET

As a co-product of the production of uranium from the Colorado Plateau District ores, the Registrant produces and sells vanadium. These deposits have been mined for over 100 years, and significant deposits remain.

Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V(2)O(5). The White Mesa Mill is capable of producing two products, ammonium metavanadate ("AMV"), an intermediate product, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V(2)O(5)"). The majority of sales are as V(2)O(5), with AMV being produced and sold on a request basis only.

Vanadium is generally produced as a by- or co-product of other metal production. In the United States, the most significant source of production has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable. However, low prices for both uranium and vanadium in recent years have forced many producers in the Colorado Plateau District to place their facilities on standby.

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid 1970's was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980's, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980's drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and over-supply problems again depressed the price in the early 1990's to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices then declined to $2.80 per pound due to sudden decreases in steel production, mostly in the Far East, along with suppliers from Russia and China, selling available inventories at low prices in order to receive cash.

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 3% from its current level of 130 million pounds V(2)O(5). Worldwide production capacity is expected to increase from its current level of 120 million pounds beginning in the year 2000. This discrepancy in supply and demand has some analysts pointing to sustained prices above the $2.70 per pound V(2)O(5) historical average.

Vanadium has been largely producer priced historically, but during the 1980's, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that will be produced by the Registrant will be based on weekly quotations of the London Metal Exchange ("LME"). Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

                               CURRENT OPERATIONS

The Registrant has focused on the following four areas:

               1)   Mining
               2)   Processing
               3)   Exploration and Development
               4)   Marketing

MINING OPERATIONS

The Registrant commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

To supplement its own production, the Registrant implemented an ore purchase program where the Registrant would purchase ore from many small independent mines in the Uravan district of the Colorado Plateau mining region. Unfortunately, this program did not materialize to the degree hoped, as the independent miners found that their operations were not economic at current commodity prices due to new regulatory and environmental licensing requirements that have come into effect since they last operated.

The Registrant's own production and the limited production purchased from independents has been stockpiled at the Mill, where it will be processed during the third and fourth quarter of fiscal year 1999. The uranium concentrates produced from the processing of these ores will mark the first uranium production in the United States by conventional means in several years. Total amounts stockpiled at the White Mesa Mill as of September 1998 were 44,000 tons containing approximately 200,000 pounds of recoverable U(3)O(8) and approximately 1,170,000 pounds of recoverable V(2)O(5).

Due to unsatisfactory commodity prices, production at the Registrant's Rim Mine was put on standby in December 1998. Should prices increase, production could be restarted at a future date.

PROCESSING

The White Mesa Mill has processed conventional ores for the recovery of uranium and vanadium for many years. In addition, the Registrant's Nuclear Regulatory Commission license gives the Registrant the right to process other uranium-bearing materials known as "alternate feeds." Alternate feeds are uranium-bearing byproduct materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Registrant can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Registrant to process these materials to recover uranium and then dispose of the remaining byproduct, instead of just directly disposing of the materials at a limited number of disposal sites. This gives the Registrant the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices.

During fiscal 1998, the Registrant had several notable achievements associated with the development of its alternate feed business. The Registrant completed its processing run of uranium-bearing tantalum residues for a major tantalum producer. While the costs were higher than originally expected and the tantalum recoveries less than expected, the project nevertheless demonstrated the ability of the White Mesa Mill to process uranium-bearing materials and recover co-products other than vanadium. The project, which was completed at a profit, also drew considerable attention from the tantalum and rare earth producers who have these types of ores and materials that also contain recoverable amounts of uranium. Several projects of this type are under consideration by the Registrant at this time.

The Registrant also secured several other contracts to process alternate feeds. Perhaps the most significant of these was the award of a contract to the Registrant to process over 45,000 tons of uranium-bearing soils that were excavated from a FUSRAP site near Buffalo, New York. These FUSRAP sites, which stands for Formerly Utilized Sites Remedial Action Program, are former defense production sites that are being cleaned up by the U.S. Army Corps of Engineers (the "Corps"). Previously, material excavated from these sites was only directly disposed of at a limited number of disposal sites, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded a contract to the Registrant to recycle the materials from the Buffalo site and recover uranium before permanently disposing of the resulting tailings in the White Mesa Mill's fully licensed tailings cells. By processing these soils through the Mill for the recovery of uranium, the Registrant was able to allow the Corps to clean up this site at a fraction of the cost that the Corps has advised the Registrant would have been incurred had the disposal-only option been used.

There are potentially several million tons of uranium-bearing soils and materials located at these former defense sites. The ability to recycle these materials through the White Mesa Mill can be a profitable business for the Registrant. However, while the progress made to date is considerable, there are regulatory uncertainties associated with this uranium recycling business. As noted, the Registrant's license gives the Registrant the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Registrant's alternate feed projects have been challenged by the State of Utah, which believes that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company. The Registrant's White Mesa Mill has been granted eight license amendments for processing alternate feeds out of eight requests, and the Registrant has successfully defended all challenges before the NRC, to date. While no guarantees can be given, the Registrant remains confident that the issues between the Registrant and the State of Utah can be resolved along with challenges from competitors.

The Registrant continues to believe that the development of the business of recycling uranium-bearing waste materials and the associated safe management of the resulting waste byproduct will not only mitigate the effects of down cycles in the uranium market, but will develop into a profitable stand-alone business in its own right. The Registrant intends to continue to devote the resources necessary to aggressively pursue this business opportunity.

Processing activities generated $13,050,576 of the Registrant's fiscal 1998 revenues which were approximately 40% of total revenues for the year.

EXPLORATION AND DEVELOPMENT

As part of its strategy to develop additional uranium mineral deposits, the Registrant continued its exploration program in Mongolia during 1998. The Registrant completed 53,000 meters of exploration and resource delineation drilling during the year. This program added another 5.5 million pounds of uranium mineral deposits to the deposit discovered in the Hairhan region of the Registrant's exploration lands last year, bringing total mineral deposits in this area to 16.2 million pounds. Total mineral deposits, on the Registrant's lands, amenable to low cost, in situ leach mining are now approximately 23 million pounds. The Registrant also successfully completed an in situ leach amenability test, a precursor to a full pilot operation. The test demonstrated that the Hairhan deposit is amenable to in situ leaching with favorable recovery and reagent usage rates.

As a result of the declining uranium market during the year, the Registrant intends to reduce the level of its exploration drilling budget for fiscal 1999. After engaging in an aggressive program over the last two years, 1999's efforts will concentrate on correlation and analysis of the data acquired during the past two years and the application of this work to expand our inventory of favorable exploration and development targets. The Registrant will also focus efforts on refining the production cost models for these development projects in Mongolia.

In the United States, the Registrant furthered its progress on the permitting of its Reno Creek in situ leach property in Wyoming, which should be completed in fiscal 1999. While the Registrant does not have any firm production plans for this property at this time, Reno Creek could be put into production by the end of 2000, if market conditions warrant.

The Registrant also continued underground drift development of its Topaz Mine; however, these activities were placed on standby in October 1998 due to low commodity prices. These activities could be resumed in the future should market prices recover.

MARKETING

Despite the weak uranium market, the Registrant was an active seller of U(3)O(8). The Registrant delivered over 1.5 million pounds of uranium to six customers generating $19,890,300 of revenues; 16% of the material sold was produced by the Registrant from its alternate feed processing, however, the remaining 84% was purchased by the Registrant. Therefore, the Registrant was able to take advantage of the low market prices to fill existing contracts at a profit.

                                  RISK FACTORS

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings will be closely related to the long- and short-term market price of U(3)O(8) and V(2)O(5). Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the former CIS and Australia.

During fiscal year 1998, U(3)O(8) prices declined from $11 per pound U(3)O(8) on September 30, 1997 to $9.75 per pound as of September 30, 1998. V(2)O(5) prices were $4.10 per pound V(2)O(5) on September 30, 1997, rising to $6.90 per pound in January 1998, and declining to $5.70 per pound as of September 30, 1998. Uranium prices have since recovered slightly to $10.75 per pound in March 1999, while vanadium prices have continued to decline to approximately $2.80 per pound.

COMPETITION FROM OTHER ENERGY SOURCES AND PUBLIC ACCEPTANCE OF NUCLEAR ENERGY

Nuclear energy competes with other sources of energy, including oil and gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, gas, coal and hydro-electricity for an extended period of time may make nuclear power a less attractive fuel source for the generation of electricity, thus resulting in lower demand for uranium. It is anticipated that production costs will become more of a factor for nuclear and other sources of energy as utilities continue to be less regulated, receive fewer government subsidies, and as electrical power becomes more freely traded. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Registrant markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the former CIS and mainland China and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent, the effects of the supply of uranium from the former CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the former CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to a grade suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the former CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Registrant and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

IMPRECISION OF RESERVE AND MINERAL DEPOSIT ESTIMATES

Reserve and mineral deposit estimates included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Registrant believes that the reserve and mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, reserve and mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and vanadium, as well as increased production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which mineral deposits may ultimately be reclassified as proven or probable reserves is dependent upon future inspection, sampling, and measurement. The evaluation of mineral deposits or reserves is also influenced by economic and technological factors, which may change over time. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as proven or probable reserves.

REPLACEMENT OF RESERVES

The Sunday Mine Complex, Rim, Arizona 1, Canyon and Reno Creek projects are the Registrant's principal sources of current and near-term uranium supply at this time. Unless uranium properties such as Dewey Burdock and Mongolia are developed and placed into production or other reserves on the Colorado Plateau, the Arizona Strip or elsewhere are discovered or extensions to existing ore bodies are found, the Registrant's total uranium reserves will decrease over time as its current uranium producing properties are depleted. There can be no assurance that additional uranium properties will be developed and placed into production or that the Registrant's future exploration, development and acquisition efforts will be successful.

MINING RISKS AND INSURANCE

The mining of uranium is a capital intensive commodity business, and is subject to a number of risks and hazards. These risks are environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, the foregoing risks and hazards could result in damage to, or destruction of, the Registrant's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Registrant's mines or in its exploration or development activities, monetary losses, cost increases which could make the Registrant uncompetitive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, additional costs are incurred by the Registrant on a regular and ongoing basis.

The Registrant maintains insurance against certain risks that are typical in the uranium industry. This includes approximately $47,000,000 of fire and casualty insurance for damage to the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill and mine activities caused by fire or other insured casualty, and $20,000,000 of general liability insurance. Although the Registrant maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Registrant or to other companies within the uranium mining and milling business.

GOVERNMENTAL REGULATION AND POLICY RISKS

Mining and milling operations and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Registrant's mines and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may have an impact on the Registrant's decisions as to whether to continue to operate existing mines or refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Registrant's results of operations in a particular period or its long-term business prospects. In addition, should certain recent proposals being considered by the U.S. Congress become law, a royalty on production of minerals from unpatented mining claims located on federal lands could be imposed, which could adversely impact the Registrant's proposed business and uranium prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies in the United States and elsewhere. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Registrant's control. In addition, the international marketing of uranium is subject to certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian HEU into the United States.

ENVIRONMENTAL RISKS

The Registrant is required to comply with environmental protection laws and regulations and permitting requirements, and the Registrant anticipates that it will be required to continue to do so in the future. The material laws and regulations that the Registrant must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act ("NEPA"), Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Registrant complies with the Atomic Energy Act as amended by UMTRCA by applying for and maintaining operating licenses from the NRC. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of NEPA. This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. At the present time, the NRC also regulates in situ uranium mining operations. Therefore, for these types of facilities, the Registrant must comply with the NRC licensing requirements, as well as with the Federal Land Policy Management Act, the National Park System Mining Regulations Act, and State Mined Land Reclamation Acts or Department of

Environmental Quality regulations, as applicable. The Registrant utilizes specific employees and consultants in order to comply with and maintain the Registrant's compliance with the above laws and regulations.

Although the Registrant believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

Long term demand for uranium is relatively fixed due to the fact that there are a limited number of nuclear reactors in the world and the lead time for construction of new reactors is many years. As a result, in any given year the Registrant likely will rely on a relatively small number of customers to purchase a significant portion of its production of uranium. The loss of any of the Registrant's largest customers or curtailment of purchases by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Registrant's financial condition and results from operations. Factors which may adversely affect purchases by customers from the Registrant include decisions by customers to forego purchases and use existing inventories of uranium and competition from other uranium suppliers.

MONGOLIA PROPERTY

An important component of the Registrant's business plan is the development of the Mongolia Property. As with any foreign operation, the Mongolia Property may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt the project, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriation of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to affect adversely the value or continued viability of the Registrant's interests in the Mongolia Property. The Registrant intends to monitor this investment with a view to anticipating political, economic or other events that may affect the Registrant's interests in the Mongolia Property. See "Description of Property - Mongolia Property".

RELIANCE ON ALTERNATE FEED REVENUE; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Registrant's expected revenues and income over the next several years is expected to result from the processing of alternate feed materials through the White Mesa Mill. These alternate feeds are ores or residues from other processing facilities that contain uranium in quantities that are either uneconomical to recover or can not be recovered at these other facilities. The Registrant has demonstrated the capability to "recycle" these alternate feeds through the Mill, recover whatever uranium is present, and permanently dispose of the remaining waste in the Registrant's tailing cells. The Mill's co-product recovery circuit also allows the Registrant to recover other valuable materials that might be present in these alternate feeds.

The Registrant's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license from the NRC. There can be no assurance that the NRC will continue to issue such license amendments. See Item 1 - "Description of Business" and Item 3 - "Legal Proceedings."

Although the Registrant believes that alternate feed sources will continue to generate revenues and income for the Registrant in the foreseeable future, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Registrant's success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium mining industry. The number of individuals with significant experience in this industry is small. While the Registrant does not foresee any reason why such officers and key employees will not remain with the Registrant, if for any reason they do not, the Registrant could be adversely affected. The Registrant has not purchased key man life insurance for any of these individuals.

CONFLICTS OF INTEREST

Certain of the directors of the Registrant also serve as directors of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Registrant will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Registrant and such other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. The Registrant believes that no material conflicts of interest currently exist. Please refer to a further discussion at "Item 13 Interest of Management in Certain Transactions".

LIMITED OPERATING HISTORY

The Registrant began its business in May 1997, following the acquisition of assets from Energy Fuels. As a result, the Registrant has had a limited history of operations. Although the Registrant was profitable for the fiscal year ended September 30, 1998, there can be no assurance that the Registrant's operations will remain profitable.

ITEM 2.  DESCRIPTION OF PROPERTIES

The following is an overview of the properties currently held by the Registrant:

                                 WHITE MESA MILL

OVERVIEW

The White Mesa Mill, a fully permitted uranium mill with a vanadium and other co-product recovery circuit, is strategically located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill started in 1979, and ore was first processed in May 1980. The Mill cost $40 million to construct; with inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount. The Mill is in compliance with NRC and EPA standards, and is standard design with both uranium and vanadium circuits.

Ore is received at the Mill and stockpiled. Amenability tests are run on ore lots from individual mines to determine if blending of the ores will increase overall recovery. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The White Mesa Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION

The Mill is generally in good operating condition, but with a need for capital expenditures to reline tailings Cell No. 4A, and refurbish the vanadium circuit before vanadium can be produced. The claricone clarifier has failed structurally and has been repaired once. Further repairs are currently required at an estimated cost of $15,000, should it be deemed that the claricone clarifier will be necessary for future operations. Since the date of the acquisition, approximately $200,000 has been spent refurbishing the vanadium circuit, which is expected to be fully restored by May 1999. Additionally, the Registrant has been refurbishing other portions of the Mill as needed.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with leaking seams in the liner for Cell No. 4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 million for this purpose. After Cell No. 4A is relined, approximately 1,000,000 tons of tailings solids can be disposed of in Cell No. 4A until an additional cell will be needed due to capacity needs related to solution evaporation requirements. The cost of a new cell is estimated at approximately $2.5 million.

The environmental assessment for the Mill permits that a total of three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of 12 years of operation at 2,000 tons per day, 260 operating days a year.

REQUIRED CAPITAL EXPENDITURES

Four significant capital projects are anticipated over the next three years with respect to operation of the White Mesa Mill:

---------------------------------------------------------------------------
ITEM                                                        ESTIMATED COSTS
---------------------------------------------------------------------------
Vanadium circuit and other general refurbishing             $       775,000
---------------------------------------------------------------------------
Reclaim Cell 2                                                    1,675,000
---------------------------------------------------------------------------
Tailings Cell #4A reline                                          1,500,000
---------------------------------------------------------------------------
Additional tailings cell                                          2,500,000
---------------------------------------------------------------------------
TOTAL                                                       $     6,450,000
===========================================================================

RECENT OPERATIONS

Since January of 1995, the Mill has completed four campaigns from 1995 through September of 1998: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled ore, mainly from the Arizona Strip; the processing in 1996 of an alternate feed source, the processing in 1997 of three alternate feed sources, and in 1998, the Registrant completed a processing run of uranium-bearing tantalum residues for a major tantalum producer.

OPERATION AT REDUCED CAPACITY

Nameplate capacity of the Mill is 2,000 tons per day of ore, which would yield 6 million pounds U(3)O(8) per year from Arizona Strip ore or 3-1/2 million pounds per year of U(3)O(8) and up to 18 million pounds per year of V(2)O(5) from Colorado Plateau ores. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

The Registrant has modified the Mill to a reduced effective capacity of approximately 750 tons of conventional ore per day (1050 tons per day, operating five (5) of seven (7) days per week). This will allow the Mill to be run more frequently and will reduce the amount of time that ore is stockpiled waiting for processing. However, the unit cost of milling ore increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill.

Running at a lower tonnage is possible if relatively minor modifications are made to the Mill. The Registrant's capital expenditure's required to reduce the capacity of the Mill were approximately $100,000, and that amount is approximately the same amount that would be required to increase capacity at a later date, should that alternative become economically attractive.

CLOSURE

THE FOLLOWING DISCUSSION OF THE REGISTRANT'S CURRENT PLANS FOR THE FUTURE OPERATION OF THE MILL CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

The Registrant currently plans to operate the Mill continuously to process conventional ores and/or alternate feed ores except for planned temporary shut downs in between mill runs. As mentioned above, based on the Registrant's current tailings capacity and planned construction of future tailings cells, the Registrant currently anticipates operating the Mill for at least 12 years at maximum capacities and longer at the reduced capacity discussed above, subject to unanticipated business and/or regulatory changes. In the future, should the Registrant choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Registrant after discussion with the NRC and reviewing costs for demolition. These estimated closure costs are summarized as follows:


                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning(1)                       $1,438,636
Cover tailings cell #2(2)                                      1,674,447
Cover tailings cell #3(2)                                      2,107,991
Cover tailings cell #4A(2)(4)                                    304,819
Cover tailings cell #1(2)                                      1,663,119
Miscellaneous - management, hygiene, radiation, etc.           1,395,372
                                                              ----------
Direct Costs                                                   8,584,384
Contractors' Profit @ 10%                                        858,438
Contingency @ 15%                                              1,287,244
Licensing and bonding                                            171,976
Long term care fund                                              567,417
                                                              ----------

TOTAL ESTIMATED COSTS                                     $11,469,459(3)


(1) In the S2MS report, S2MS was asked to review the cost estimates for the reclamation of the Mill. As a check, S2MS determined that this equates to 35,000 hours @ $40/hour which S2MS concluded should be sufficient for this work. S2MS concluded that some equipment could be salvaged and resold, for example the grinding mill and drive, agitators, gearboxes, etc. S2MS concluded that as much as $1 million could be realized, although this has not been included.

(2) The tailings cells are filled up to a 5 foot freeboard then the walls are "contoured" and the cell contents covered with four layers of material- a 4 foot random fill, then a 1 foot clay cover (to stop radon emission), then another 2 feet of random fill, and finally a 4 inch top cover of protective rock. The last layer is meant to prevent surface erosion and re-vegetation, which could create pathways for radon emissions.

       The closure plan would involve transfer of solution from Cell #4A to Cell #3, followed by sediment and the plastic lining. Cell #2 is already nearly covered; Cell #3 is partially covered.

(3) The total estimated reclamation costs are bonded. The Registrant has posted security in the amount of 65% of the bond amount. See "White Mesa Mill - Reclamation Bond".

(4) The cost estimate for reclaiming tailings Cell #4A assumes that no tailings sands are deposited in Cell #4A. Tailings sands are not expected to be deposited into Cell #4A until during the Registrant's Fiscal Year ending September 30, 2000. Once tailings sands are deposited in tailings Cell #4A, the reclamation cost of that cell will be approximately $2 million.

In March 1999, the Registrant submitted a fully revised cost estimate as the annual update for the surety bond to the NRC. The revised cost estimate is considerably less than the total amounts shown above. If the NRC approves the Registrant's revised costs, the estimated costs shown above will then be reduced accordingly.

SEQUENTIAL RECLAMATION

Under the Mill's NRC permit, the Mill is only allowed to have two tailings cells open at any one time. Prior to depositing tailings into Cell No. 4A, the Registrant is required to close tailings Cell No. 2. This will allow tailings Cell No. 4A to be opened. The Registrant also intends to commence reclamation of Cell #2 for approximately $1,675,000. The result is that the total cost of reclamation at any one time, and hence the amount of the bond required, is not expected to increase as Cell #4A is brought into use.

As each pond, or cell, is filled with tailings, the water is drawn off and pumped to the evaporation pond and the sands allowed to dry. As each cell reaches final capacity, reclamation will begin with placement of 6 to 8 feet of clay and rock over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process, and the total cost of reclamation at any point in time is not expected to increase significantly over the amounts set out in the table above, other than due to inflationary factors.

                    SUMMARY OF RESERVES AND MINERAL DEPOSITS

The following is a summary of the reserves and mineral deposits that the Registrant acquired on completion of the Energy Fuels' Asset Acquisition:

----------------------------------------------------------------------------------------------------------------------------
                                     MILLION LBS U(3)O(8)                                   MILLION LBS V(2)O(5)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                         ADDITIONAL      POTENTIAL                             ADDITIONAL       POTENTIAL
                      PROVEN/PROBABLE     MINERAL         MINERAL       PROVEN/PROBABLE         MINERAL          MINERAL
                        RESERVES(1)     DEPOSITS(2)     DEPOSITS(2)       RESERVES(1)         DEPOSITS(2)      DEPOSITS(2)
============================================================================================================================
ARIZONA STRIP               --              --              39                --                  --               --
(conventional mining)
----------------------------------------------------------------------------------------------------------------------------
ARIZONA 1 MINE             1.0              --              --                --                  --               --
(standby)
----------------------------------------------------------------------------------------------------------------------------
CANYON MINE                2.0              --             1.0                --                  --               --
(partially developed)
----------------------------------------------------------------------------------------------------------------------------
PINENUT MINE                --             0.9              --                --                  --               --
(standby)
----------------------------------------------------------------------------------------------------------------------------
COLORADO PLATEAU           1.0            10.3             5.0                 7 (3)              55               29
(conventional mining)
----------------------------------------------------------------------------------------------------------------------------
BULLFROG PROJECT            --            12.9             7.0                --                  --               --
(conventional mining)
----------------------------------------------------------------------------------------------------------------------------
RENO CREEK                 5.1             2.4             5.0                --                  --               --
(in situ  mining)
----------------------------------------------------------------------------------------------------------------------------
DEWEY BURDOCK (in           --             6.6             1.2 (4)            --                  --               --
situ mining)
----------------------------------------------------------------------------------------------------------------------------
GURVAN SAIHAN JV (in        --            22.6             100                --                  --               --
situ mining)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTALS                     9.1            55.7           158.2                 7                  55               29
----------------------------------------------------------------------------------------------------------------------------

(1) As delineated by S2MS in the S2MS Report.

(2) As stated by management of Registrant.

(3) Does not include 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5)
    currently in the mine plan at the Rim Mine, nor does it account for quantities mined to date. See "Sunday Mine Complex" and "Rim Mine".

(4) Updated by Registrant

INDEPENDENT EXPERT'S REPORT

In September 1996, the Registrant engaged Saskatoon Mining & Mineral Services Ltd. ("S2MS"), an independent engineering firm specializing in the uranium industry, to review and report on certain of Energy Fuels' assets. S2MS prepared a report entitled "Acquisition Study of Energy Fuels Nuclear Inc." dated November 1996 (the "S2MS Report").

Where indicated, S2MS has reviewed certain of the reserves and other costs set forth herein.

CALCULATION OF RESERVES AND MINERAL DEPOSITS

The Registrant maintains estimates of reserves and mineral deposits on the various properties. The Registrant estimates that its properties (excluding Mongolia) contained approximately 9.1 million pounds of U(3)O(8) as proven and probable reserves. In addition, the Registrant estimates that there are at least another 40 million pounds of potential mineral deposits of U(3)O(8) in the Arizona Strip area, and at least another 10 million pounds of additional mineral deposits of U(3)O(8) in the Colorado Plateau area. In both cases, these estimates of potential mineral deposits were based upon years of historical experience in those areas. See "Arizona Strip - Exploration Potential" and "Colorado Plateau - Exploration Potential".

S2MS' CALCULATIONS OF RESERVES AND MINERAL DEPOSITS

As part of the Registrant's due diligence prior to the completion of the bidding procedures for the Energy Fuels Assets, S2MS carried out a review of the Sunday Mine Complex, the Arizona 1 Mine, the Canyon Mine, the Reno Creek Property, the Dewey Burdock Property, the Mongolia Property and the White Mesa Mill during the two months prior to the December 4, 1996 Section 363 Sale confirmation hearing. S2MS spent approximately 1,500 hours completing their review of these properties. However, given the limited amount of time available, S2MS was not asked to review any other mines or properties of Energy Fuels, and in particular did not review the Deer Creek, Rim, Egnar Plains, Thunderbolt or Monogram mines on the Colorado Plateau, the Pinenut Mine on the Arizona Strip, the Bull Frog Property or any of the exploration properties on the Colorado Plateau or the Arizona Strip. In addition, given the absence of historical data in some cases, S2MS was not able to fully evaluate all of the reserves and mineral deposits in the Sunday Mine Complex.

Based on their review, S2MS was able to delineate minable reserves of 9.1 million pounds. As S2MS was not asked to review the Rim Mine, the 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5) in the current mine plan for the Rim Mine were not included in S2MS's report. See "Rim Mine".

In its report, however, S2MS did recognize that it was unable to fully evaluate all of the reserves at the Sunday Mine Complex, given the lack of time and data and that additional potential exists. S2MS also acknowledged that it is possible that with additional underground drilling at the Canyon Mine, the Registrant's estimate of 3 million pounds of reserves at that mine could be achieved. Finally, S2MS acknowledged that potential exists at the Reno Creek Property to delineate additional reserves.

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950's this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Registrant) in the Uravan area is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

EXPLORATION POTENTIAL

The types of uranium reserves found in the Colorado Plateau were deposited as alluvial fans by braided streams. The shape and size of the ore seams are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a seam and then merely following its erratic path, with little additional surface exploration drilling other than development drilling in the course of following the seam. This is unlike other types of mining where ore bodies are almost completely delineated by surface explorative drilling prior to mining.

The unusual nature of these ore bodies has therefore traditionally resulted in a limited amount of resources being dedicated to delineate reserves prior to mining. Traditionally, there will be some ore reserves that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of reserves will remain delineated at the end of the year. This pattern has persisted since the 1940's.

Mining stopped on the Colorado Plateau in 1990 as a result of low uranium and vanadium prices and not as a result of the depletion of reserves.

Based on this history of production from the Colorado Plateau, the Registrant believes that the potential to continue this pattern of production exists and that additional reserves will be delineated each year that mining continues.

Presently 1.3 million pounds of minable reserves of uranium and 10.3 million pounds of additional geological mineral deposits of uranium have been identified by the Registrant. The Registrant has also identified 10.5 million pounds of minable reserves of vanadium and 55 million pounds of additional mineral deposits of vanadium. In addition, the Registrant has identified several previously unexplored prospective areas in the Colorado Plateau between existing mines.

GEOLOGY

The Registrant's properties on this geographic area are typical uranium-vanadium deposits of the Colorado Plateau type located in the southern end of the Uravan mineral belt. The rocks of the Colorado Plateau are predominately sedimentary ranging in age from Precambrian to Tertiary and, although uranium mineralization occurs in sediments of different ages, the most important deposits of the Uravan belt occur in the Salt Wash Member of the Jurassic Morrison Formation.

The Salt Wash Member consists of light gray to light brown sandstones interbedded with red-green siltstones and mudstones. The sandstones, which are generally fine-grained and well to moderately sorted, are considered to have been deposited as alluvial fans by braided streams. The mineralization occurs in the lenticular sandstone deposits as tabular, elongate bodies generally parallel to the bedding following the palaeo-channels. All of the large deposits within the Morrison Formation are in the upper sandstone lens of the Salt Wash Member, commonly known as the third rim. Fine-grained uraninite is the dominant uranium mineral accompanied by lesser amounts of coffinite. The chief vanadium mineral is montrosite. In the oxidized parts of the deposits the distinctive yellow colored uranyl-vanadate mineral, carnotite, is common.

Individual deposits are small, varying in length from a few hundred to several thousand feet and in width from a hundred to a thousand feet. Thickness varies from a few inches to several tens of feet, but generally average between two to five feet. Mines often contain several such ore bodies. The host sediments are generally flat lying to low dipping with little structural deformation.

The Registrant's principal mining complexes on the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, Egnar Plains and East Canyon (Rim) zones.

The Registrant has also established a central office, maintenance shop, and equipment storage facility at Dove Creek, Colorado approximately 60 miles south of the Sunday Mine Complex. This facility is used for major repair work such as overhauls and is centrally located to serve several widely spaced mines.

The bulk of the reserves and mineral deposits and the nearest term mining potential in the Colorado Plateau District are contained in three areas, the Sunday Mine Complex, the Deer Creek complex, which includes the La Sal and Pandora mines, and the East Canyon Area, which includes the Rim Mine; all of these areas have developed, permitted mines, with the Sunday Mine currently in production. Production at certain other mines in these areas could be resumed on relatively short notice. Given the limited time available, only the Sunday Mine Complex, which is currently in production, was examined by S2MS. See "Sunday Mine Complex".

                               SUNDAY MINE COMPLEX

OVERVIEW

The Sunday Mine Complex is located in the Colorado Plateau District of Colorado approximately 100 miles by road from the White Mesa Mill. Access is by state highway and county roads. The Sunday Mine Complex is comprised of the Sunday, West Sunday, Carnation, Topaz, Le May and Leonard Clark zones which are contiguous or near contiguous partially worked mines and virgin exploration areas. The Sunday Mine Complex is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard BLM mining claims, some of which were owned outright and some of which were purchased or leased from former holders and are subject to various royalty agreements. The Sunday Mine Complex is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District".

PERMITTING

The Sunday Mine Complex is permitted for mining. However, recent changes in Colorado laws gives the Colorado state authorities the right to require mines, such as the Sunday Mine Complex, in certain circumstances to submit a revised Environmental Protection Plan for approval when mining activities are re-initiated. See "Permitting". Mining activities have commenced at the Sunday Mine Complex, and as of the filing date, the Registrant has not been notified of any additional permitting requirements.

GEOLOGICAL MINERAL DEPOSITS

The mineral deposits of the Sunday Mine Complex, calculated by the Registrant, are 845,400 tons grading approximately 0.21% U(3)O(8) and approximately 1.40% V(2)O(5) resulting in 3,493,700 pounds of U(3)O(8) and 23,612,300 pounds of V(2)O(5). As of September 30, 1998, the Registrant had produced 37,100 tons of ore from these deposits.

Prior to the acquisition of the Energy Fuels assets, the Registrant asked S2MS to evaluate the Sunday Mine Complex ore reserve estimates. Due to time constraints, an assessment of the reserve by S2MS focused on the West Sunday area and new areas immediately available to new development from the West Sunday workings. These are the Le May zone, Leonard Clark zone and West Sunday zone itself. In addition, S2MS spent some time attempting to verify the mineral deposit estimate for the Sunday and Carnation zones but found that there was not sufficient data to verify all these mineral deposits, in the time available.

The final probable mineral deposits for the Sunday Mine Complex zones calculated by S2MS, including approximately 50,000 tons from the Carnation zone, were 318,190 tons grading approximately 0.25% U(3)O(8) and approximately 1.69% V(2)O(5) resulting in 1,594,690 pounds of U(3)O(8) and 10,682,050 pounds of V(2)O(5).

The overall total for the Le May, Leonard Clark and West Sunday zones compares with 235,000 tons grading 0.24% U(3)O(8) quoted for the same areas by Energy Fuels which makes the S2MS estimate 14% higher in tons and 19% higher in contained pounds of U(3)O(8). As a result, S2MS has concluded that the estimates made by Energy Fuels for these areas were slightly conservative and are realistic numbers for planning future mining operations.

SUNDAY MINE COMPLEX - MINING

MINABLE RESERVES

The Registrant's ore reserve for the Sunday Mine Complex includes a total of 845,400 tons at 1.40% V(2)O(5) and 0.21% U(3)O(8). As discussed above, only a portion of the reserve areas addressed in that statement were independently verified by S2MS and included in the S2MS Report. Based on the mineral deposits that S2MS was able to verify with the available data, minable ore reserves as calculated by S2MS were 221,579 tons grading approximately 0.24% U(3)O(8) and approximately 1.67% V(2)O(5), resulting in 1,070,124 pounds of U(3)O(8) and 7,393,822 pounds of V(2)O(5). As of September 30, 1998, the Registrant had produced 37,100 tons of ore from these reserves.

MINE DEVELOPMENT

The Sunday Mine Complex is accessed by a number of declines from surface. The declines grade at approximately minus 12% and are collared in the valley wall and generally follow the ore zones down, which dip at about 11 degrees. The valley rises up steeply over the ore zones such that at the top of the valley wall the ore is some 800 feet below surface.

Originally each of the mines in the Sunday Mine Complex were developed as separate stand alone mines, but now they have been joined together by drifts such that they can be considered as one extensive mine.

The Sunday Mine Complex is an operating mine, and as such, has all the necessary facilities required for operations. Adjacent to the West Sunday portal is a building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Sunday portal one building houses a four bay maintenance shop and a second building provides a change room and offices. There are several other utility buildings as well at this site. As the Sunday Mine was operated as a separate mine, it is set up as a stand-alone facility with all the required services installed. An additional building housing a compressor is located on the hill above the West Sunday. A number of ventilation fans are installed on the collars of ventilation raises.

Additional access and ventilation development is required for mining of certain ore zones. A 2,400-foot long drift from the Topaz to the Le May zone needs to be driven along with a new 700-foot long vertical borehole to the surface to supply ventilation to the zone. To further develop the West Sunday ore, 600 feet of additional drifting is required to connect the upper and lower West Sunday ore zones. The Registrant has completed 2226 feet of drift development to date. However, these activities were placed on standby in October 1998, due to low commodity prices.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established, rather the sizes of the rooms and the pillars are left up to the operators on a day to day basis. Whenever possible, pillars would be left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

Because of the limited thickness of the ore, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the ore zones closely and by the technique of "split shooting", wherein the ore and waste are blasted separately in a two-stage operation.

Miners are generally organized into small production teams, each operating in a different area of the mine. Drilling is carried out by hand held jacklegs. Each drill crew is assigned a vehicle equipped with a full set of gear for drilling, so that location changes can be made quickly and efficiently. Mucking is accomplished by one or two cubic yard scooptrams loading ore or waste into 8 or 10 ton trucks for haulage to surface. Ore is dumped in a stockpile near the portal collar.

The surface truck haulage contractor is responsible for loading his own trucks as well as hauling the ore to the Mill near Blanding, Utah.

PRODUCTION FORECAST AND SCHEDULE

Based on 200 tons per day for a five-day week and 250 working days per year, an annual production rate of 50,000 tons or 230,000 pounds of recoverable uranium and 1.3 million pounds of recoverable vanadium is considered by the Registrant to be reasonable.

The Registrant began actual ore production from the Sunday Mine Complex in November of 1997 after several months of mine dewatering and general refurbishment. The Registrant also began refurbishment of the old Topaz decline, and driving a new decline toward the LeMay orebody. As of the end of September 1998, the Registrant had produced 37,100 tons of ore.

OPERATING COSTS

The Registrant, based on experience and expected vanadium prices, estimates that its total net mining and milling costs will be in the range of $9.00 to $14.00 per pound of uranium produced from the Sunday Mine Complex.

The Registrant has contracted out a portion of the east-end of the Sunday Mine Complex (the GMG area) to an independent contractor. The contract is an all-inclusive one in which the contractor is responsible for all mining activities and support services. The contractor pays for power, fuel, maintenance of all equipment and buildings, roads, as well as direct mining costs. The Registrant compensates the contractor by paying the contractor for tons of ore delivered at the White Mesa Mill. To encourage good grade control, the mining contract is set up to pay a premium for increasing ore grade relative to the reserve grade. The payment basis is recalculated monthly based on the current market prices of uranium and vanadium. The contractor assumes all risk for profit and loss based on his ability to maintain profitable quantities and grades of ore from the reserve area.

PURCHASED ORE

In order to supplement its own mining operations and production, the Registrant has entered into agreements with other independent miners in the Colorado Plateau region to purchase their ore based on a schedule which takes into account the U(3)O(8) and V(2)O(5) content of the ore, current market prices, and appropriate discounts for milling costs and profits. These purchase prices compare favorably with the Registrant's own mining costs for similar ore. At current commodity prices, the amounts of ore purchased under these programs have been insignificant.

                                    RIM MINE

OVERVIEW

The Rim Mine is located in the Colorado Plateau District of Utah approximately 60 miles by road from the White Mesa Mill. Access is by state highway and county roads. The Rim Mine is comprised of the Rim, Cressler, Columbus, and Humbug claims, which are contiguous or near contiguous partially worked mines and virgin exploration areas. The Rim Mine is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard lode mining claims, some of which are owned outright and some of which are leased and are subject to various royalty agreements. The Rim Mine is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District."

PERMITTING

The Rim Mine is permitted for mining by the State of Utah Division of Oil, Gas and Mining. The Mine has a current Utah Pollution Discharge Elimination System Permit allowing for treatment and discharge of excess mine water.

GEOLOGICAL MINERAL DEPOSITS

The mineral deposits of the Rim Mine, calculated by the Registrant, are 108,000 tons grading approximately 0.18% U(3)O(8) and approximately 1.72% V(2)O(5) resulting in approximately 394,800 pounds of U(3)O(8) and approximately 3,712,400 pounds of V(2)O(5). The Registrant projects an additional 40,000 tons of potential ore reserves based on geologic favorability and nearness to the known orebody at the Rim Mine. These probable reserves contain 152,000 pounds of U(3)O(8) and 1,528,000 pounds of V(2)O(5) at grades of 0.19% U(3)O(8) and 1.91% V(2)O(5).

MINABLE RESERVES

The Registrant's ore reserve for the Rim Mine includes a total of 100,000 tons at 0.182% U(3)O(8) and 1.73% V(2)O(5) resulting in 364,000 pounds of U(3)O(8)
and 3,460,000 pounds of V(2)O(5). As of September 30, 1998, 3,700 tons of ore had been produced from these reserves..

MINE DEVELOPMENT

The Rim Mine is accessed by a single vertical shaft, 500 feet in depth, and a decline from the adjacent canyon wall. The decline grades at approximately minus 6%, and is collared in the valley wall and generally follows the ore zones down.

The Rim Mine was an operating mine when it was shut down in 1990. The Registrant recommenced mining activities in early 1998. Adjacent to the shaft is a small building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Rim portal only basic surface facilities are in place. The mine plan calls for ventilation and mine dewatering to be facilitated through the vertical shaft and for all mine waste and ore removal to take place through the decline. The mine was allowed to flood after it was shut down in 1990, and consequently required a significant amount of cleanout and repair prior to mining.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established, rather the sizes of the rooms and the pillars are left up to the operators on a day by day basis. Whenever possible, pillars are left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

Because of the limited thickness of the ore, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the ore zones closely and by the technique of "split shooting", wherein the ore and waste are blasted separately in a two-stage operation.

The Rim mine is being operated as a contract mine. The contractor is responsible for all mining activities and support services. The contractor is operating the mine and pays for power, fuel, maintenance of all equipment and buildings, roads, as well as direct mining costs. The Registrant compensates the contractor by paying the contractor for tons of ore delivered at the White Mesa Mill. To encourage good grade control, the mining contract has been set up to pay a premium for increasing ore grade relative to the reserve grade. The payment basis is recalculated monthly based on the current market prices of uranium and vanadium. The contractor has assumed all risk for profit and loss based on his ability to maintain profitable quantities and grades of ore from the current reserve area. The contractor is responsible for haulage of the ore to the Mill near Blanding, Utah, as part of the per ton contract rate. Based on the current payment schedule and current market prices, the Registrant is estimating a production cost similar to that of the Registrant's own mining operations.

PRODUCTION FORECAST AND SCHEDULE

Based on 75-100 tons per day for a five-day week and 250 working days per year, an annual production rate of 18,750-25,000 tons or 65,500-87,300 pounds of recoverable uranium and 506,000-675,000 pounds of recoverable vanadium is considered by the Registrant to be reasonable.

The Registrant began actual ore production from the Rim Mine in January of 1998 after three months of mine dewatering and general refurbishment. As of the end of September 1998, the contractor had produced 3,700 tons of ore. In December of 1998, this mine was put on standby due to low commodity prices, after producing a total of 4,500 tons of ore.

                                  ARIZONA STRIP

OVERVIEW

The Arizona Strip is an area bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the West by the Grand Wash cliffs; and on the south by a mid-point between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles. The Arizona Strip is separate and distinct from the Colorado Plateau District. The two mining districts are located approximately 200 air miles (310 road miles) apart and have been historically administered as two separate mining camps.

The Registrant owns a number of permitted mines on standby, partially developed mines, known deposits and well developed prospects in the Arizona Strip.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U(3)O(8) from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III and Pigeon are mined out and have been reclaimed; Hermit is partially reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining reserves and have been placed on a standby basis.

There is a central office, maintenance shop, and equipment storage facility at Fredonia, Arizona to service the Arizona Strip mines. Fredonia is located north of the Grand Canyon and approximately 45 miles from the Arizona 1 Mine. The Canyon Mine is approximately 80 air miles directly south of the Fredonia facility but due to the Grand Canyon, the mine is over 200 road miles away, accessed via highway 180.

Ore from both mines can be hauled by truck from the mine site to the White Mesa Mill. The Arizona 1 Mine is 307 road miles and the Canyon Mine is 316 road miles from the Mill.

DEVELOPMENT SEQUENCE IN THE ARIZONA STRIP

The ore zones occur in collapsed breccia pipes and range from 1,000 to 1,800 feet below surface with a vertical extent of up to 600 feet thick. Each of the mines in the Arizona Strip consists of one breccia pipe. The pipes typically are 200 to 400 feet in diameter. Within this envelope the ore can be at times massive but often is irregular and discontinuous. Some ore has also been mined in "ring fractures" just outside the limits of the pipes.

Definition of the ore reserve for these breccia pipe uranium ore bodies is, by necessity, a two-stage process. Drilling from the surface provides the initial data of depth, thickness and grade of ore intercepts determined by downhole natural gamma logging. Depending on the diameter of the pipe as many as 40 surface holes, controlled to minimize drift, are completed, logged and drift surveyed.

From this surface drill data, computed proven, probable and possible reserves are utilized for the decision as to whether or not the sinking of a shaft is feasible.

A 1,000 to 1,600 foot deep shaft is generally required to access the deposits. In the case of the Hack Canyon I, II, and III mines, access was obtained through declines driven from nearby canyons.

Once the shaft sinking commences and stations are cut at various levels, the second phase of reserve definition commences. Arrays of long holes and diamond core holes are drilled from the stations cut as the shaft sinking continues to total depth. From natural gamma logs of the long holes and core holes, integrated and correlated with the surface drill data, a final proven reserve is computed and is regarded as the final feasibility study reserve.

In the case of the Arizona 1 Mine, where the shaft is completed, the requisite long hole and core drilling ore definition is complete. The generated ore reserve for Arizona 1 is therefore regarded as proven.

The Canyon Mine shaft is not complete, necessitating ore definition from surface drilling only, yielding reserves characterized as proven, probable and possible. Based on past experience, Energy Fuels projected that a significant amount of further reserves would be delineated once underground drilling is completed.

An Energy Fuels feasibility study dated January 15, 1996 for the Canyon Mine attributed a feasibility reserve of 3,094,000 pounds U(3)O(8) contained in 182,000 ore tons at 0.850% (e)U(3)O(8). S2MS supports only about 2/3 of this in its reserve assessment. However, in the S2MS Report, S2MS notes that a portion of the Canyon Mine breccia pipe has not been evaluated/drilled from the surface and underground drilling has not been conducted. S2MS also notes that Energy Fuels stated that it is realistic to expect that "fracture/ring ore" will be discovered and that the calculated reserve will be extended to the 3 million pound reserve used in the above cited Energy Fuels feasibility study.

Typically, the life cycle of an Arizona Strip mine is approximately eight years. The permitting process takes approximately one to two years. The average mine development and mining phase takes approximately five years, and the average decommissioning reclamation period is less than one year.

HISTORIC MINING METHODS

The ore zones are quite irregular in shape and can vary from large areas several hundreds of feet high and wide to small lenses and discontinuous pods. Therefore a combination of mining methods are used to mine the breccia pipe ore.

Blasthole or slot mining is used to mine the larger zones. The smaller irregular pods are mined with conventional methods, which include random room and pillar, shrinkage, and open stoping. Following mining, all the stopes are left open with no backfilling.

To develop a mine, three or four shaft stations spaced 200 feet apart are excavated and drifts driven from them to establish the main production levels. Raises are driven between the levels for ventilation and ore/waste transfer. A ventilation supply incline is driven around the ore body as a slusher ramp. Sublevels are driven from the incline at variable spacings to provide access for initial stope/slot development and conventional mining.

BACKGROUND GEOLOGY

Breccia pipes are collapse features created by cavern dissolution in the Redwall Limestone, some 3,000 feet below present day surface. Overlying sediments fracture as the cavern size increases and ultimately collapse forming a pipe-like structure, which is filled with the rubble of the sediments. Uranium mineralization occurs in this brecciated rock, forming deposits 200 to 400 feet in diameter, some 600 feet thick at depths up to 1,800 feet.

Uranium ore is hosted by the breccia in a sand, silt, and clay matrix. The principal uranium mineral, pitchblende, occurs primarily in the matrix, filling voids between sand grains and replacing rock fragments. Pyrite is the principal gangue mineral. Calcite and gypsum are common cementing minerals. Copper, lead and zinc minerals may also be present.

Nearly always, the pipe is haloed by alteration or a zone of bleaching resulting from the partial removal of red iron minerals from formations surrounding the pipe. "Ring fractures" are often seen at the pipe margins. These fractures may also be an important host for associated mineralization and ore reserves.

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects, from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

Energy Fuels conducted an extensive exploration program in the Arizona Strip. Since 1980, Energy Fuels identified in excess of 1,300 breccia pipe targets. Of these, Energy Fuels drilled at least one hole on 140 breccia pipe targets, of which 62 were verified to be breccia pipes, and identified mineralization in 42 of these. Subsequently all of these 42 breccia pipes were acquired by the Registrant.

Energy Fuels targeted 32 mineralized breccia pipes for further exploration, and based on past experience, believed that these pipes could have a potential reserve of 40 million pounds of uranium.

S2MS concluded that several up-side elements exist for the identification of additional reserves in the Arizona Strip. They were:

1. Energy Fuels' observation that portions of the Canyon Mine pipe was not explored by the surface drilling. These untested areas must be accorded potential for hosting additional reserves. That potential could not be quantified by S2MS.

2. The shaft into Arizona 1 was stopped 400 feet short of design depth. Thus, planned underground delineation drilling stations designed to test that lower portion of the pipe were not available. That portion of Arizona 1 must also be accorded potential for hosting additional ore. This potential could not be quantified by S2MS.

3. Energy Fuels' forecast that potentially in excess of 40 million pounds U(3)O(8) could exist in several undeveloped deposits in the area. S2MS did not review this potential.

S2MS concluded that no specific discernible downside elements were obvious other than the risks that are a normal part of underground mining ventures.

                                 ARIZONA 1 MINE

LOCATION AND ACCESS

The Arizona 1 Mine is located approximately 45 miles south of Fredonia, Arizona. Access is by state highway connecting to a well-maintained gravel road. The project area encompasses 14.7 acres.

MINABLE RESERVES

The geological mineral deposits are 119,500 tons at a grade of 0.545% U(3)O(8). The minable reserves accepted by S2MS are lower in tons than the mineral deposits, as certain zones below the incremental cutoff grade have been excluded from the mining plan.

Estimated minable diluted recoverable ore reserves for Arizona 1 are shown by S2MS as 80,085 tons grading approximately 0.651% U(3)O(8) resulting in 1,043,149 pounds of U(3)O(8).

PERMITTING

The Arizona 1 Mine is fully permitted for mining.

EXISTING MINE FACILITIES

Site construction for the Arizona 1 Mine began in March 1990. Work was suspended and the project put on standby status in March 1992. The site is fully developed to support the resumption of production, except for minor repairs.

The shaft has been sunk to a depth of 1,254 feet. The shaft was 400 feet from the ultimate planned depth when sinking was curtailed.

PRODUCTION FORECAST

Based on 150 tons per day for a five-day week and 250 working days per year, an annual production rate of 37,500 tons or 449,190 pounds of recoverable uranium should be achieved.

MINING SCHEDULE

The Registrant has developed a preliminary schedule for development of the Arizona 1 Mine. Under this schedule, production commences 8.5 months following the commencement of mobilization. Production continues for 28 months followed by 6 months of demobilization and reclamation.

CAPITAL COSTS

The total remaining pre-production capital costs for the Arizona 1 Mine have been estimated by the Registrant to be approximately $2,100,000.

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00 - $12.00 per lb. of U(3)O(8) produced.

                                   CANYON MINE

LOCATION AND ACCESS

The Canyon Mine is located 13 miles south of the Grand Canyon, two miles off highway 180.

MINABLE RESERVES

The mineral deposits are 129,000 tons in the proven and probable category at a grade of 0.801% U(3)O(8). All reserves are estimated from 24 near vertical holes drilled from the surface.

Minable, diluted, recoverable ore reserves were estimated by S2MS as 108,168 tons grading approximately 0.902% U(3)O(8) resulting in 1,950,948 pounds of U(3)O(8).

PERMITTING

The Canyon Mine is permitted to commence mining activities, although an Aquifer Protection Permit is in the process of being obtained. See "Permitting".

EXISTING MINE FACILITIES

The project site encompasses 17.4 acres with the perimeter impounded by an earthen berm with riprap stone placed along potential erosion locations. The site is fully developed with full surface facilities for shaft sinking and mining. The shaft was collared to a depth 53 feet. All the facilities required to resume shaft sinking are in place. Completion of equipping of the headframe is still required along with modifying or "debugging" the hoist electrics as they are outdated. The hoist has to be tested and commissioned under load.

PRODUCTION FORECAST

Based on 275 tons per day for a five-day week and 250 working days per year, an annual production rate of 68,750 tons or 1,190,000 pounds of recoverable uranium should be achieved.

MINING SCHEDULE

The Registrant has developed a preliminary schedule for development of the Canyon Mine. Under this schedule, shaft sinking would resume after a three-month mobilization and equipping period. Shaft sinking would continue for eight months followed by another 10 months of underground development. Production would then commence and continue for at least 19 months followed by six months of demobilization and reclamation.

CAPITAL COSTS

The remaining pre-production costs estimated by the Registrant to bring the mine into production are approximately $9,450,000.

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00-$12.00 per lb. Of U(3)O(8) produced.

                                  PINENUT MINE

LOCATION AND ACCESS

The Pinenut Mine is located approximately 58 miles from Fredonia, Arizona and approximately 13 road miles from the Arizona 1 Mine. Access is by state highway and well-maintained gravel road. The mine is 317 miles from the White Mesa Mill. The shaft is complete to 1,380 feet and 25,807 tons at 1.02% uranium have already been mined and 526,350 pounds of uranium produced.
The current reserve according to the Registrant is:

                       PINENUT POTENTIAL MINERAL DEPOSITS

-----------------------------------------------------------------------------------------
                          CATEGORY            MINERAL          GRADE       TOTAL LBS.
                                              DEPOSIT          %U(3)O(8)    U(3)O(8)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Low grade:                                 109,990 tons        0.416        913,900
-----------------------------------------------------------------------------------------
High grade:                                 58,700 tons        0.463        543,200
-----------------------------------------------------------------------------------------

Based on the high-grade scenario, the Registrant estimates that its total mining and milling costs will be in the range of $15.00-$18.00 per lb. of U(3)O(8) produced from this mine.

PERMITTING

The Pinenut Mine is permitted to commence mining activities, although an Aquifer Protection Permit is in the process of being obtained. See "Permitting".

                                BULLFROG PROPERTY

LOCATION

The Bullfrog property is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 150 miles from the White Mesa Mill.

HISTORY OF THE PROPERTY

Exxon Minerals conducted reconnaissance in the area in 1974 and 1975 and staked their first "Bullfrog" claims in 1975 and 1976. A first phase drilling program in 1977 resulted in the discovery of what is now called the Southwest Deposit. Additional claims were subsequently staked, and both Exxon's exploration and pre-development groups continued drilling. Several ore pods were discovered in the Southwest and Copper bench areas, and ore grade mineralization was also discovered in the Indian Bench area. Because of declining uranium market trends, Exxon decided not to proceed with development of the Bullfrog property. The property was sold to Atlas Corporation in July 1982. Between July 1982 and July 1983, Atlas completed 112 drill holes and delineated the Southwest and Copper Bench deposits on approximately 100-foot centers. Between July 1983 and March 1984, Atlas completed an additional 40 hole core drilling program on the Bullfrog property as well as a 133 rotary drill hole program to delineate the Indian Bench deposit on approximately 200-foot centers. Atlas was unable to sell the property, and in 1991 returned the claims to Exxon. Thereafter, Energy Fuels purchased the claims in 1992.

More than 2,200 rotary drill holes have been completed on the Bullfrog property. Based on this drilling, independent consultants have estimated a mineral inventory of some 2.6 million tons at an average grade of 0.385%

U(3)O(8) containing 20.1 million pounds U(3)O(8) and 60 million pounds V(2)O(5). The entire prospect has been thoroughly explored, and excellent potential exists to identify additional reserves.

SUMMARY GEOLOGY AND MINERALIZATION

Geologically, the Bullfrog property is situated on the southeastern flank of the Henry Basin syncline, which is surrounded by the Monument Uplift to the southeast, Circle Cliffs Uplift to the southwest and the San Rafael Swell to the north. Exposed rocks in the Bullfrog area are Jurassic and Cretaceous in age. Host rocks for the Bullfrog uranium/vanadium deposits are Upper Jurassic Sandstones of the Salt Wash Member of the Morrison formation. The host sandstones range from 30 to 40 feet in thickness and are reasonably well cemented.

The Bullfrog deposits, together with the smaller cluster of deposits discovered by adjacent claim owners, comprise mineral deposits of over 30 million pounds U(3)O(8) and represent the largest close-spaced cluster of Salt Wash uranium deposits discovered on the Colorado Plateau.

MINERAL DEPOSIT MODELS

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,065 tons at a grade of 0.334% U(3)O(8) containing 12,923,468 pounds of U(3)O(8). A higher-grade portion of the deposit contains 1,300,000 tons at a grade of 0.417% U(3)O(8) or 11 million pounds of U(3)O(8).

                     UNITED STATES IN SITU LEACH PROPERTIES

GENERAL

The Reno Creek Property in Wyoming is amenable to the in situ leaching ("ISL") method of mining uranium. The Registrant believes that its Dewey Burdock Property in South Dakota is also amenable to ISL, however, no pilot plant testing has been conducted.

THE ISL MINING PROCESS

The ISL mining process, a form of solution mining, differs significantly from conventional mining techniques.

The ISL process was first tested for the production of uranium in the mid-1960's and was first applied to a commercial scale project in 1975 in South Texas. The ISL process had become well established in the South Texas uranium district by the late 1970's where it was employed in connection with approximately twenty commercial projects. ISL production has expanded considerably, and major production centers now exist in Wyoming and Nebraska, as well as in Texas.

In the ISL process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where the uranium is removed from the solution and processed to a dried form of uranium.

The uranium recovery process consists of a lixiviant circuit, an elution/precipitation circuit and a drying and packaging process. The lixiviant circuit flows from the ore body, where the uranium is extracted from the lixiviant by absorption onto ion exchange resin. The lixiviant is then refortified and reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium, the resin is removed and placed into the elution circuit where the uranium is flushed with a salt-water solution, which strips the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as yellowcake.

At the conclusion of mining, the mine site is decommissioned and decontaminated and the wellfield is restored and reclaimed. Wellfield restoration involves returning the aquifer to a condition consistent with its pre-mining use and removing evidences of surface disturbance. The restoration of the wellfield can be accomplished by flushing the ore zone for a time with native ground water and/or using reverse osmosis to remove ions, minerals, and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entail decontamination, dismantling, and removal for disposal or reuse of the structures, equipment, and materials used at the site during the mining or restoration activities.

COMPARISON OF RESERVES

Most ISL properties have relatively low grades of uranium. The ISL process was designed to mine low-grade ores out of permeable sands in a cost-effective way. Given the nature of these ores and of the ISL process, the thickness of the ore deposits is very important in determining the value of the ore deposit. As a result, the grade multiplied by the thickness, or "GT", is commonly used to compare ore deposits that are amenable to the ISL process. Generally ISL projects in the United States have average GT's of between 1 and 2 (ft %U(3)O(8)).

                               RENO CREEK PROPERTY

DESCRIPTION, LOCATION AND ACCESS

The Reno Creek Property is a proposed uranium ISL mine project located in the Powder River Basin of northeastern Wyoming, 47 miles south of Gillette. Access to the property is by state highway, which cuts through the property.

A 3,613 acre mine permit area currently embraces five (5) mining units, four (4) of which would be mined under current plans. The units to be mined are designated mine units I-IV. Reno South, a sixth mining unit, is a uranium ore body 2 to 4 miles south of the permit area and is included in the ore reserve attributed to the project but is not yet in the current permit application. The permit area includes 4 mine units, together with the planned processing facility and ancillary installations.

EXPLORATION HISTORY

Since the inception of definition drilling at Reno Creek in the 1960's, the properties have seen a transition of ownership by Union Pacific Railroad subsidiaries and a joint venture. The majority of drilling was in the 1970's with little done in the 1980's. Energy Fuels acquired the property in 1992 and performed development drilling and commercial permitting work.

REGIONAL GEOLOGIC SETTING

Structurally, Reno Creek is on the east flank, near the synclinal axis, of the Powder River Basin. The Black Hills bound this structural basin on the east and it is bounded to the south by the Laramie Range and Hartville uplift and the west by the Big Horn Mountains and Casper Arch.

Stratigraphy of the Powder River Basin is a sedimentary sequence approaching 15,000 feet in thickness along the synclinal axis. Fluvial and lacustrine Tertiary sandstones, siltstones and shale's with interbedded coal and lignite seams, compose the upper portions of the column. Downward, Cenozoic, Mesozoic, and Paleozoic sediments extend to Precambrian basement igneous and metamorphic rocks.

RESERVES

Uranium at Reno Creek occurs in ore sands at depths from 300 to 420 feet below surface. The roll fronts in the area are typically low grade (average less than 0.15% U(3)O(8)) and thick (average up to 17 feet). About 4,000 drill holes are completed and logged on the property. These holes are generally on lines normal to the roll front, spaced approximately 200 feet apart with hole spacing thereon 100 feet or greater.

The Registrant attributes a total reserve to the project of 5,100,000 pounds U(3)O(8) with average thickness ranging from 14 to 17 feet. Average grades are from 0.066 to 0.081% U(3)O(8). The Registrant applies a 75% recovery factor, resulting in 3.8 million pounds recoverable. Average GT values at Reno Creek range from 1.0 to 1.4.

POTENTIAL FOR ADDITIONAL RESERVES

Reno Creek displays significant potential for definition of additional reserves both within the project area and from properties adjacent or near the project.

Within the project area, potential reserve increases fall into two categories:

1. A 1988 study prepared by Union Pacific Resources quoted reserves attributable to the project of 10.1 million pounds (e)U(3)O(8). This 1988 reserve utilized a minimum of 20 feet of hydrologic head above the ore.

     The 10.1 million pound 1988 reserve quotation is 5 million pounds
     (e)U(3)O(8) greater than the proven and probable reserve now assigned the project.

2. Further reserve additions may come from delineation drilling about and between identified reserve blocks. Also, wide spaced drilling has identified ore grade intercepts in isolated holes. Additional drilling is necessary to explore this potential.

Outside the project area, properties adjacent and nearby host drilled uranium mineralization and, consequently, the potential for acquisition of additional reserves also exists. For example, the Registrant attributes about 3.2 million pounds eU(3)O(8) to a nearby property.

ISL PILOT PLANT

In the 1980's, a field pilot plant was operated on the property. Using information from the pilot plant, a feasibility study for building and operating a 4,000 gallon-per-minute ISL plant facility capable of producing about 900,000 pounds of yellowcake per year for about eleven years was completed in 1987. In 1995-96, the mine plan and costs were updated. The current plan is a 3,200 gallon-per-minute facility capable of producing 800,000 pounds of yellowcake per year for about six years. This plan is for the extraction of only a portion of the reserve used in the 1989 study. The recent study shows more attractive economics by selectively mining the highest quality areas of the deposit.

The pilot plant demonstrated that an ISL process could mine uranium and that the ground water can be restored after mining.

RENO CREEK YELLOWCAKE CALCINING AND PACKING AT WHITE MESA

The Registrant proposes to transport yellowcake slurry by truck to the White Mesa Mill, where it would be calcined and packaged, so long as it remains cost effective.

OPERATING AND CAPITAL COSTS

S2MS prepared a prefeasibility cost estimate of $14.68 per pound based on a recovery of 3,315,000 pounds of uranium with a 65% recovery factor. Capital development and wellfield costs of $22.5 million are included in the cost estimates. Management of the Registrant estimates that the costs would be in the range of $11.00-$14.00 per pound based on a recovery factor of 75%, resulting in the recovery of 3,825,000 lbs. of uranium.

The capital costs are estimated to be $7 million and include plant, buildings, restoration equipment, mobile equipment, and permit and license costs. The purchase of the restoration facilities can be delayed until restoration activities begin. Total project wellfield and development costs are estimated to be $15.5 million. However, only the first wellfield needs to be installed for the project to begin, but replacement wellfields need to be installed before the first well field is depleted.

Commercial permitting of the Reno Creek project is expected to be completed in 1999. A $700,000 initial reclamation bond will need to be posted prior to starting construction. The amount of the bond increases annually as mining progresses, then it begins to decrease later in the mine life as restoration and reclamation are completed. This cost is not in the operating cost estimates because the bond is returned at the end of the project when the project site has been successfully reclaimed. The project operating cost estimate includes reclamation and restoration following mining operations.

PERMIT LICENSE STATUS

The Reno Creek Property is currently in the permitting process. See
"Permitting".

                             DEWEY BURDOCK PROPERTY

LOCATION AND PHYSICAL FEATURES

The project area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road. Access to the project area is by an all-weather gravel road following the course of the railway from Edgemont for about 30 miles to Burdock and another 10 miles to Dewey.

GEOLOGY

The uranium mineralization at Dewey/Burdock occurs in early Cretaceous sediments of the Inyan Kara Group which dips to the southwest off the uplifted Precambrian granitic dome of the Black Hills. The Inyan Kara Group consists of sandstones, siltstones and mudstones and is divided into the Lakota Formation and overlying Fall River Formation. The sediments were deposited in a coastal plain environment with the sandstones following channels so that stratigraphic levels of the sandstones often change with sands passing into clays.

The deposits are of the typical roll front type with uranium precipitated along a redox front from solutions percolating through the sandstones. As a result, the outline of the mineralization follows long, narrow, sinuous courses along the fronts between the oxidizing and reducing environments.

MINING AND EXPLORATION HISTORY

Uranium mineralization was first discovered in the Edgemont Mining District in 1952, and small quantities of uranium ore were mined in the early 1950's and shipped to Grand Junction, Colorado for processing. In 1956 a small mill was established in Edgemont and produced uranium and vanadium from a number of small operations in the district, mainly open pits, but some production came from underground workings accessed by adits. When mining finally ceased in the early 1970's a total of 2.4 million pounds of U(3)O(8) had been produced from ores averaging 0.14% U(3)O(8).

There was considerable exploration activity for uranium in the district during the 1970's with the major participants being Wyoming Mineral Corporation and the Tennessee Valley Authority ("TVA"), though a number of other companies including Union Carbide, Homestake Mining Company, Federal Resources and Kerr McGee, were also involved. By 1983 TVA was the sole operator through its contractor, Silver King Mines, and it continued its exploration efforts in the Dewey and Burdock areas until 1986 when it relinquished all its land holdings.

In 1981, TVA completed a feasibility study on the Dewey and Burdock areas based on an underground operation producing 750 tons per day from five shafts (three at Burdock and two at Dewey). A total mining mineral deposit of five million pounds U(3)O(8) at an average grade of 0.20% U(3)O(8) with a minimum six foot mining width was estimated.

In 1991, R.B. Smith & Associates, Inc. of Austin, Texas undertook a review and compilation of all data. This involved an independent mineral deposit computation in addition to a hydrogeological study. This work identified the potential favorability of these deposits for ISL. On the basis of this work Energy Fuels secured property rights covering the Dewey and Burdock projects.

LAND CONTROL

Land control is in the form of a combination of leases with the ranchers in the area, and unpatented mining claims held by the Registrant.

Any future production of uranium from most of the project area is subject to a 2% yellowcake royalty to the surface rights owner and a 3% yellowcake royalty to the mineral rights owners.

MINERAL DEPOSIT ESTIMATE

DATA BASE

The total mineral deposit at Dewey Burdock is 8.1 million pounds U(3)O(8) with an average GT grade-thickness of 1.28 (ft.% U(3)O(8)). Additional geologic potential in excess of 1 million pounds of U(3)O(8) is projected on known trends within the leased properties, but these trends have not been adequately evaluated by drilling. The Registrant has not leased all mineral interests comprising the identified mineral deposit; the Registrant's equivalent net share of the mineral deposit is 6.6 million pounds U(3)O(8).

The Dewey/Burdock deposit is being considered as a candidate for ISL mining. Although the mineral deposit computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests will have to be conducted before the mineral deposit can be conclusively determined to be amenable to ISL. Test wells will need to be drilled to depths of 300 to 550 feet in the Burdock area and 550 to 750 feet in the Dewey area.

                                MONGOLIA PROPERTY

The Registrant owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds significant uranium exploration and mineral deposit properties in Mongolia.

THE REPUBLIC OF MONGOLIA

The Republic of Mongolia, known from 1924 to 1991 as the Mongolian People's Republic, is a nation in Central Asia, bounded on the north by Russia and on the east, south, and west by China. The country has a total area of 1,565,000 square kilometers (604,250 square miles). The capital and largest city of Mongolia is Ulaanbaatar.

TOPOGRAPHY, CLIMATE AND RESOURCES

The topography of Mongolia consists mainly of a plateau between about 914 and 1,524 meters (about 3,000 and 5,000 feet) in elevation broken by mountain ranges in the north and west.
The Altai Mountains in the southwest rise to heights above 4,267 meters (14,000 feet). The Gobi Desert covers a wide arid tract in the central and southeastern areas. The most important rivers are the Selenge Moron and its tributary, the Orhon Gol, in the north.

Mongolia's climate is harsh, with temperatures ranging between -15(degree) and -45(degree) C (-5(degree) and -50(degree) F) in winter and 10(degree) and 45(degree) C (50(degree) and 115(degree) F) in summer. Winters are dry, and summer rainfall seldom exceeds 380 millimeters in the mountains and 125 millimeters in the desert.

Mongolia contains forests of larch, pine, and cedar in the mountains, but these are of little economic importance. Fur bearing animals, especially marmot and squirrel, are abundant, and the country has a well-developed fur industry. Rich prairie land in the northeast and northwest supports large herds of cattle, sheep, and goats. Mineral resources such as coal, iron, copper, fluorspar, gold, uranium, and silver have not been fully exploited.

POPULATION

The population of the Republic of Mongolia (1997 estimate) was 2.4 million, yielding an overall population density of about 1.4 people per square kilometer.

The ethnic composition of Mongolia is fairly homogeneous. Khalkha Mongols constitute more than 75 percent of the population. Other groups are Buryat Mongols and Kazakhs. The society is about 58 percent urban.

POLITICAL DIVISIONS AND PRINCIPAL CITIES

Mongolia is divided into 18 provinces and 3 independent cities. The independent cities are Ulaanbaatar, the capital (population, 1992 estimate, 600,900); Darhan (1991 estimate, 90,000); and Erdenet (1991 estimate, 58,200), a mining center that developed rapidly in the 1970s.

RELIGION AND LANGUAGE

The traditional faith in Mongolia was Buddhist Lamaism, which was suppressed beginning in 1929. Only one small monastery remains, at Ulaanbaatar. Buddhism is enjoying a revival since the end of communism in the late 1980's. The Mongolian language is one of the Altaic languages.

EDUCATION

Education in Mongolia is compulsory between the ages of 6 and 16. In the late 1980s some 443,000 pupils annually attended about 710 elementary and secondary schools staffed by approximately 18,400 teachers. Some 22,200 students were enrolled in vocational and teacher-training schools. About 22,600 students attended institutions of higher education; some 4,000 of these were enrolled in the Mongolian State University (1942), in Ulaanbaatar.

Other institutions of higher learning included schools of medicine, agriculture, and military affairs. While Soviet influence predominated in Mongolia, Russian was taught in all schools, and several thousand students each year were sent to study in the Union of Soviet Socialist Republics ("USSR") and eastern European countries.

ECONOMY

The basis of the economy of Mongolia is crop farming and livestock breeding. Manufacturing is devoted largely to the processing of agricultural and livestock products. After the collapse of the socialist system and disintegration of the former Soviet Union, Mongolia endured a severe decline in GDP from 1989 to 1993. The economy has rebounded since 1994 with GDP growth of 6.3% in 1995, 2.6% in 1996, and 3.3% in 1997. The slower economic growth reflects a decline of world market prices for copper and cashmere, Mongolia's two largest exports.

The freeing of fuel and energy prices pushed inflation in 1996 to 59% and dampened overall consumption. In 1997, a relatively stable exchange rate was realized, and inflation was held below 18%. Economic trends point toward a sustainable economic growth rate of 5-6% per annum, with inflation falling into single digits by 1999.

Total foreign trade turnover in 1997 was $861.4 million; exports equaled $418 million, and imports totaled $443.4 million. Copper and molybdenum concentrates, fluorspor, goat wool, and cashmere accounted for 66% of exports.

MINERAL DEPOSITS

         Mongolia has substantial deposits of copper, molybdenum, gold, uranium, lead, zinc, zeolites, rare earths, ferrous metals, fluorspor, phosphate, and precious and semi-precious stones. Several mining operations were developed before 1989 with assistance of the Soviet Union and Eastern European countries, and in recent years a number of private mining operations have begun. Due to isolation from international trading systems and lack of infrastructure, many mining prospects remain undeveloped. In recent years, gold production has emerged as one of the most dynamic sectors of the Mongolian economy. Gold production has grown seven-fold since 1990 and reached 8 metric tons (257,000 oz.) in 1997.

         The Mongolian and Russian joint venture Erdenet has been operating since 1981 with an annual capacity of 20 million tons of copper ore; this capacity is being expanded to 24 million tons of ore per year. Recoverable metal is estimated to be 7,556,000 tons of copper and 43,600 tons of molybdenum in ore averaging 0.53% copper and 0.018% molybdenum.

         Mongolia has substantial proven reserves of coal. Coal is the major source of energy production and is likely to remain so. Mongolia's coal reserves are estimated at about 100 billion tons, 20% in hard coal deposits, and 80% in lignite deposits. In 1997, domestic coal production totaled about 5 million metric tons, the majority of which was consumed for domestic needs.

         Mongolia has one operable oil field in the Gobi region, and initial results of petroleum exploration in eastern and western Mongolia, carried out by companies from the U.S., Europe, China, and Russia, appear to be promising.

ENERGY

The Central Energy System of Mongolia has four coal-fired power plants (two in Ulaanbaatar, one in Darkhan, one in Erdenet) with a total capacity of 690MW. At peak demand times, additional power is imported from Russia. Power for small towns in outlying areas is provided primarily by diesel generators or small coal-fired plants. CURRENCY AND FOREIGN TRADE

The currency of Mongolia is the tughrik (togrog), which consists of 100 mongo (1,000 tughriks equal US$1.00; 1999).

Most of Mongolia's trade is with the countries that made up the former USSR and other former Soviet-bloc countries. Since the early 1990s, Mongolia has made efforts to expand trade with other countries. Principal exports in the late 1980s were minerals, cattle, meat products, wool, and consumer items. Imports consisted mainly of machinery and transport equipment, consumer goods, and industrial raw materials.

TRANSPORTATION AND COMMUNICATIONS

Mongolia is served by the Trans-Mongolian Railway, which connects Ulaanbaatar with Russia and China. Truck services operate throughout the country. Steamer services operate on the Selenge River and a tug and barge service on Lake Hovsgol. Air service connects Ulaanbaatar with Moscow, Beijing, Seoul, and cities in Central Asia. Domestic services are provided by Mongolian Civil Air Transport.

Following dissolution of communist control in Mongolia in the early 1990's, independent newspapers and journals proliferated. Mongolia is served by a number of major daily papers. Mongolia has also moved rather quickly to keep up with modern communications, but improvements are generally limited to Ulaanbaatar. The central phone system is modern and reliable. Ulaanbaatar has cellular phone service and access to the Internet became available in 1997. In 1998, an e-mail daily news service, published in English, became available.

Although electronic and printed communication is advancing in Mongolia, the remoteness of the country limits communication with the country side.

GOVERNMENT AND JUDICIARY

Under Mongolia's 1960 constitution, the supreme organ of state power was the People's Great Hural ("Khural"), a 430-member assembly that usually met twice a year. The Mongolian People's Revolutionary (Communist) party ("MPRP") was the sole legal party until 1990, when the constitution was amended to allow opposition parties, to institute a presidential system of government, and to add a 53-member standing legislature, the Small Hural. In January 1992, a new constitution was adopted. By this constitution, the legislative power of the republic resides in the 76-member Great Hural; the delegates of the Great Hural are chosen for 4-year terms through free elections. The president is head of state, and is also elected to a four-year term.

Mongolia is divided into 18 provinces, or aimags, which are subdivided into districts, or somons. Local centers of power are hurals, or assemblies, of working people's deputies. Ulaanbaatar, Darhan, and Erdenet are separate administrative units, governed by city hurals.

In Mongolia, the Supreme Court, the city court of Ulaanbaatar, 18 provincial courts, and local district courts administer justice. The assemblies at each political level elect members of the courts.

HISTORY

Modern history of Mongolia begins with the rise of the great Mongol Empire at the beginning of the 13th Century under Genghis (Chinggis) Khan. By 1280 the Mongol's ruled from Peking to the Adriatic and from Siberia to Persia and the northern border of India. Kublai Khan, grandson of Genghis, founded the Yuan dynasty in China in 1271. The Manchu Empire subjugated Mongolia in 1691. The period of Manchur colonialism, which lasted for 220 years, was a grim time in Mongolian history.

After the Chinese revolution of 1911, Mongolia declared its independence from China, but the Living Buddha continued to rule. In 1920 a military force supplied and financed by Japan and led by a Russian anti-Bolshevik general, Baron Roman Nikolaus von Ungern-Sternberg, took the capital, Urga, and set up a puppet government. In 1921 the Mongolian People's Revolutionary Party, formed by Soviet-trained Mongols, established an independent Provisional People's Government and, with aid from the USSR, defeated Ungern-Sternberg and his supporters. The theocratic monarchy, its powers limited, was retained by the provisional government until 1924, when the last Living Buddha died. At that time, the Mongolian People's Republic, modeled on Soviet lines, was founded, but China did not recognize its independence until 1946. After the Communists won power in China in 1949, trade and cultural relations were established between the two nations, but the Sino-Soviet split in the late 1950s curtailed these relations. A Sino-Mongolian border treaty was signed in 1962, but Mongolia maintained its closest ties with the USSR, which in 1961 sponsored its membership in the United Nations. The two countries signed a treaty of friendship, trade, and mutual assistance in 1966, renewed in 1986. In the 1980s, the USSR was Mongolia's leading trade partner and aid donor; about 65,000 Soviet troops were stationed in Mongolia.

In March 1990, Punsalmaagiyn Ochirbat, former foreign trade minister, became president, inaugurating a period of political and economic liberalization. After the new constitution was adopted in January 1992, the reconstituted Mongolian People's Revolutionary Party swept the parliamentary elections in June of that year. In January 1993, President Ochirbat and the Russian President Boris Yeltsin signed another treaty of friendship and cooperation, to replace the treaty of 1986. In June 1993, President Ochirbat was re-elected. In 1996, the Social Democratic Party won a majority of seats in the Mongolian Parliament. In 1997, N. Bagabondi defeated President Ochirbat.

FOREIGN INVESTMENT POLICY

Mongolia has publicly, via various international symposia, presented the official position of the government to invite and encourage "foreign direct investment" in Mongolia. Since the collapse of the Soviet Union, Mongolia has been in a situation where it must develop foreign investment and trade to attain economic independence and sustainability.

Mongolia enacted a Foreign Investment Law in July 1993. This law is currently undergoing revision with the purpose to further enhance foreign direct investment. Mongolia has passed the following laws to create a stable investment environment:

     Companies and Partnership Law      1995
     Bankruptcy Law                     1991
     Consumer Protection Law            1991
     Accounting Law                     1993
     Business Income Tax Law            1993
     Copyright Law                      1993
     Patent Law                         1993
     Foreign Investment Law             1993
     Securities Law                     1995
     Mineral Law                        1997

In 1991, the governments of the United States and Mongolia entered into an agreement on trade relations to clarify some of the conditions for international business between the two nations.

Energy Fuels was one of the first firms to establish an international joint venture in the minerals sector in Mongolia. A Joint Venture Founding Agreement was created between the parties in the venture, and a Mineral Agreement was entered into between the Joint Venture and the government of Mongolia. This Mineral Agreement serves as the definitive grant and authorization for the Joint Venture to conduct uranium exploration development and mining in Mongolia.

No restrictions are known to exist on foreign investment of the nature being conducted by the Registrant. The Mineral Agreement with the government of Mongolia specifically addresses and allows the export and marketing of uranium and the import and export of all necessary equipment and materials needed to explore, mine, process, store, and transport uranium.

The Mineral Agreement also specifically addresses taxation stability for the Joint Venture, including the tax holiday provided to the Joint Venture. Foreign exchange controls and restrictions on repatriation of profits are not addressed in the Mineral Agreement, but no limitations currently exist on repatriation of profits.

Mongolia previously maintained an import duty of 15%, plus fees of 1.5%, on all imports. This duty has been entirely removed; a 10% sales tax was in place, but this has now been replaced by a 13% Value Added Tax on goods and equipment brought into Mongolia.

Because of the limited history of the current Mongolian government, the existing laws governing foreign investment may change in the future and such changes may adversely affect the Registrant's investment in Mongolia.

ENVIRONMENTAL REGULATIONS

In July 1997, Mongolia enacted the Mineral Law of Mongolia. This Law has specific language regarding environmental protection for mining operations. While the Joint Venture is exempt from certain provisions of the Minerals Law due to the pre-existing Mineral Agreement, the Registrant, as the operator of the Joint Venture, is in compliance and intends to continue to comply with appropriate rules and laws of Mongolia regarding environmental protection.

The environmental protection provisions of the Mineral Law require notification and consultation with local administrative bodies and the filing and approval of environmental plans. Prior to receiving a mining license, an environmental impact assessment and an environmental protection plan must be filed and approved. The assessment and the plan are intended to identify possible adverse environmental impacts and to provide measures to ensure that mining operations are conducted in the least damaging way to the environment. Environmental protection measures must be specified for handling of toxic materials, utilization and protection of surface and ground water, tailings management (if appropriate), and other protective measures associated with mining operations.

Compliance with the environmental plan is through inspections, reporting and determination of reclamation/closure surety. If a license holder fails to comply with the provisions of the approved environmental plan, local administrative authorities can use the deposited funds to bring the project into compliance.

Nothing in the Mineral Law specifically allows revocation of a License for failure to comply with environmental plans or regulations. The Registrant is in compliance with all notification, reporting, and inspection provisions and has received no adverse comments or reports.

To demonstrate its commitment to responsible environmental management, the Joint Venture voluntarily had an independent environmental review conducted of its field work in 1996. The report of this review was voluntarily provided to the government of Mongolia.

MONGOLIA PROPERTY

OWNERSHIP AND SUMMARY OF JOINT VENTURE TERMS

The joint venture company, Gurvan-Saihan BBHK, was formed in Mongolia in January 1994 by Energy Fuels, Geologorazvedka ("GRZ"), a unit of the Russian Ministry of Geology, and URAN, a state enterprise under the Ministry of Energy, Geology and Mining of Mongolia. The purpose of the joint venture is to explore, develop and mine uranium deposits, if commercially viable.

The contributions of each member to the Joint Venture are described as follows. GRZ contributed the historical data and records from past uranium exploration work in Mongolia. URAN contributed the grant of mineral rights and the necessary licenses and permits. Energy Fuels contributed $4 million in cash which was used for exploration operations. GRZ and URAN were each granted a 15% interest in the joint venture and Energy Fuels was granted a 70% interest.

The Joint Venture participants and the government of Mongolia entered into a Mineral Agreement which serves as the grant by the government of Mongolia of the right to explore, develop and mine uranium deposits on the properties described below. The Mineral Agreement also serves as the grant by the government of Mongolia to issue licenses and permits to conduct exploration and mining and to store, transport, market, process and export uranium and import and export all necessary equipment and materials without the need for additional licenses or permits, and free of any duties, taxes, or levies. The term of the Mineral Agreement is until January 14, 2009, or as long thereafter that exploration, development, mining or reclamation is being conducted.

The Joint Venture is exempt from taxes on profits from production for five years following start of commercial production. For the next five years, the tax rate is 50% of the rate that would normally apply, and after ten years of production, the Joint Venture will pay the then applicable taxes, subject to a maximum rate of 40% of net profits. The government of Mongolia was also granted a 4% royalty on production.

The Registrant acquired Energy Fuels interest in the Joint Venture via its asset purchase and has assumed all of Energy Fuels' rights and obligations as per the agreements. Even though the Registrant has a 70% ownership interest in the Joint Venture, it is currently funding 100% of the JV's activities. The JV Agreement provides that the Registrant will receive preference distributions on future production and profits until the Registrant has recovered, from net profits of the venture, 150% of its contributions on behalf of the non-funding members.

LOCATION AND PHYSICAL FEATURES

The Mongolian joint venture is comprised of five separate concession blocks, in the original grant by the Mongolian government, that cover a total area of 12,100 square kilometers in central eastern Mongolia. Based on encouraging exploration results in the 1996 and 1997 field seasons, the joint venture added 4365 square kilometers in eight additional parcels in early 1998. Following reconnaissance exploration in 1998, four of the eight new areas were dropped; the total land position of the joint venture as of early 1999 is 14,780 square kilometers.

The East Gobi region of Mongolia is a plateau at 3,000 to 3,500 feet above sea level characterized by low hills and gently rolling topography. The climate is harsh with typical extremes of an intercontinental climate similar to the southern prairies of Canada and northern plains of the United States. The region is semi-arid with numerous dry lake beds and salt marshes and no permanent rivers.

The Choir concession, where most of the work has been undertaken prior to 1997, is on the Trans-Mongolian Railway about 250 kilometers southeast of Ulaanbaatar and about 1,100 kilometers from Beijing. A network of numerous unpaved trails connects most centers, and truck or 4x4 vehicles following tracks or driving cross-country can reach the various concession areas.

EXPLORATION HISTORY

Uranium prospecting was started by the Russians in 1955 and resulted in the discovery of several showings in the Choir Depression and the location of uranium anomalies in several other sites on the properties now held by the joint venture. Detailed work, which began in 1970 with an airborne gamma-ray spectrometer survey and ground follow up, resulted in the identification of the Haraat deposit in the Choir Depression.

In 1988 and 1989, a major drilling program was undertaken in the Choir Depression with a series of drill hole fences across the full 10 to 20 kilometers width of the depression. Fence spacings ranged from 8 to 12 kilometers with hole spacings at 100 to 800 meters. A total of 47,000 meters of drilling was completed in over 1,000 holes ranging in depth from 20 to 400 meters. The vast majority of the drilling was shallow down to 40 metres, testing the shallow mineralization in the Upper Cretaceous with efforts concentrated on defining the mineralization at Haraat. A few deeper holes were drilled to test the potential of the basin at depth.

Extensive drilling resumed in 1994 with the formation of the Gurvan-Saihan Joint Venture, and delineation drilling was undertaken at Haraat on a 200 metres x 100 metres grid with some closer spacing at 100 metres x 50 metres. Preliminary field ISL studies were also conducted at Haraat in 1994.

In 1995, modern probing equipment using digital recording was sent to Mongolia from the United States and has been used on probing of all holes since then. This allows for a more efficient use of data, and also allows for discrimination of individual lithologic units.

In 1996, the Joint Venture focused its efforts on the Choir Depression and in the Haraat area in particular. An ISL Pilot test using acid solution was run on ore horizons both above and below the water table (leaching above the water table is a promising technology that requires further refinement). The 1996 pilot testing demonstrated that the deposits at Haraat, both above and below the water table, are suitable for ISL. Additional testing and research is needed to refine the leach chemistry.

The total exploration-drilling program in 1996 was in excess of 30,000 meters, with the majority of the work in the Choir Depression. Based on detailed radiometric surveys, initial reconnaissance drilling was conducted in 1996 in both the Hairhan and the Gurvan Saihan Depressions. Ore-grade discoveries were made in both basins, and the discovery hole at Hairhan was the thickest, highest-grade hole drilled to date in the Mongolia venture.

Following the 1996 exploration results, drilling was increased substantially in 1997 and 1998. Emphasis shifted from the Choir Depression to the Hairhan Depression and the Ulziit Depression. A summary of joint venture drilling is presented on the following table:

                           DRILLING ACTIVITIES IN METERS
--------------------------------------------------------------
  DEPRESSION
     AREA              1994   1996     1997    1998     TOTAL
--------------------- ------ ------- -------- ------- --------
Choir                  8,439  25,699   18,816      --   52,954
--------------------- ------ ------- -------- ------- --------
Hairhan                   --   1,014   32,426  33,058   66,498
--------------------- ------ ------- -------- ------- --------
Gurvan Saihan             --   3,495       --      --    3,495
--------------------- ------ ------- -------- ------- --------
Ulziit                    --      --    4,179  16,900   21,079
--------------------- ------ ------- -------- ------- --------
Undurshil                 --      --       --   2,360    2,360
--------------------- ------ ------- -------- ------- --------
New Properties            --      --       --     672      672
--------------------- ------ ------- -------- ------- --------
Total:                 8,439  30,208   55,421  52,990  147,058
--------------------- ------ ------- -------- ------- --------

GEOLOGY

Uranium exploration is focused on large depression areas filled with Cretaceous sediments and flanked by Proterozoic schists, gneisses and limestones as well as Permian acid volcanics, Palaeozoic granites and Mesozoic leucogranites and volcanics. The Lower Cretaceous, which is up to 1,500 metres thick, is comprised of two facies: (1) low-sorted gravels, conglomerates and sandstones, and (2) lake sediments (clays, argillaceous sandstones) and brown coals. The Upper Cretaceous is five to 40 metres thick, consists largely of sand and gravel formations cemented by limonite-goethite, and is confined to small areas near the centres and margins of the major depressions. The dips are flat, but may steepen to 5(degree) to 10(degree) near margins. There is some block faulting, and dips may increase to 70(degree) to 80(degree) against faults.

The uranium mineralization is found in paleo channels and alluvial/fluvial systems and is thought to have been deposited from solutions percolating through the porous sandstones and precipitating uranium at reducing interfaces with organic detritus. The granites as the most likely uranium source, and consequently, the areas of the depressions flanked by granitic rocks are the most prospective. The main uranium minerals in the reducing environment below the water table are uraninite and coffinite. Above the water table, a number of different secondary minerals have been identified and include autunite, torbernite, bergenite and phosphuranylite. Geochemical studies show that small amounts of RE, rhenium and selenium accompany the uranium mineralization.

THE HARAAT DEPOSIT

Two areas of mineralization have been identified and drilled on close spacing at Haraat; these are referred to as the N1 and N2 uranium deposits. In addition, a number of outlying mineralized areas have been delineated, but they are not as extensively drilled.

Mineral deposit estimates were prepared in 1997 for the Haraat area. The estimation methodology, utilizing a 0.01% U cutoff, is basically a block or polygonal technique wherein ore-bearing coefficient and average thickness and grade values are determined for each mineralized area. The mineral deposits in the most heavily investigated areas, the N-1 and N-2 deposits, were calculated by a joint American-Russian team in early 1997; the combined current proven, probable and possible mineral deposits total for the Haraat area deposits is presented in the following table:

BELOW WATER TABLE

AREA               GRADE (%U(3)O(8))  POUNDS U(3)O(8)     THICKNESS(ft)
-----------------------------------------------------------------------
Haraat N-1 & N-2           0.046        2,787,000            26.7
Shar Oortsog               0.018        2,146,000             9.9
Haraat West                0.025        1,089,000             9.2
Haraat East                0.030          375,000             4.7
                           -----      -----------
     Subtotal              0.027        6,397,000

ABOVE WATER TABLE

Haraat N-1 & N-2           0.025       16,084,000            19.8
Shar Oortsog               0.025        6,983,000             7.1
Haraat West                0.018        1,641,000            10.2
Haraat East                0.026        9,600,000            10.6
                           -----      -----------
     Subtotal              0.024       34,308,000

     Total Proven, Probable and Possible Mineral Deposits = 40,705,300 Pounds U(3)O(8)

THE HAIRHAN DEPOSIT

By the end of 1996 exploration season, a 23km anomalous trend, based on radiometric surveys, was delineated in the Hairhan depression. A major exploration and delineation program in 1997 followed the initial reconnaissance drilling, and this program in 1997 led to the identification of the Hairhan uranium deposit.

Extensive exploratory and delineation drilling were conducted at the Hairhan deposit and on other targets in the Hairhan Depression in 1997 and 1998. Through the end of 1998, a total of 780 exploration holes, hydrology wells, and ISL test wells have been drilled in the Hairhan Depression. The total volume of drilling through the end of 1998 is 66,500 meters. The majority of the holes are in the main block (1500m by 2000m); much of which has been drilled on 100mx50m spacing to support calculation of probable mineral deposits.

The Hairhan deposit is hosted in sandy sediments deposited in a fault graben, which focused the deposition of a sequence of alternating sands, siltstones, clays, and carbonaceous layers. The graben aligns with a structural valley in the nearby granitic highlands. Erosion, weathering, and leaching of the granites and the derived sediments formed uranium deposits in multiple layers. The ore deposition is related to reduction-oxidation interfaces. The ore ranges from 10m to at least 100 m deep, with as many as six stacked horizons in some locations.

Core holes have been drilled to obtain rock samples for testing, and hydrogeological test wells were installed to evaluate aquifer properties. The water table is shallow at Hairhan, and all mineralization of interest is below the water table. The Hairhan deposit exhibits favorable characteristics for ISL.

Proven and probable mineral deposits have been calculated as of the end of 1998 at 0.024% U(3)O(8) cutoff for the area of detail drilling at Hairhan.

                                                       AVERAGE GT
          ZONE    THICKNESS (ft)  GRADE (%U(3)O(8))      (ft. %)       POUNDS U(3)O(8)
        -------   --------------  -----------------    ----------      ---------------
         f2            15.1              0.078            1.18             994,000
         f5.25         33.8              0.061            2.05           4,876,000
         f7.5          26.2              0.114            3.00           4,777,000
         f8.5          22.3              0.097            2.17           2,077,000
         f12           39.1              0.072            2.81           2,361,000
         f18-fM        16.2              0.106            1.72           1,103,000
         ------        ----              -----            ----          ----------
         Total         27.1              0.084            2.27          16,188,000

TOTAL = 16,188,000 Pounds U(3)O(8)
AVG THICKNESS 27.1 Feet
AVG GRADE= .084% U(3)O(8)

GURVAN-SAIHAN JOINT VENTURE PROJECT - IN SITU MINING CONSIDERATIONS

In Situ Leach is viewed as the most viable technique for exploitation of the uranium deposits in Mongolia. Not only does ISL enjoy the benefits of lower capital and front-end development expenditures than conventional open pit or underground operations, it also often has more attractive operating costs. Another major appeal of ISL is the minimal surface and related environmental impacts incurred in comparison with conventional mining and milling operations.

The deposits at Haraat and at Hairhan are suitable for ISL. Pilot tests have been run at Haraat, and preliminary testing was conducted in 1998 at Hairhan. The 1998 work at Hairhan confirmed that this deposit is amenable to acid ISL, and the test yielded favorable recovery and reagent usage rates.

The substantially richer deposit at Hairhan, coupled with the fact that all mineralization of interest is below the water table, has elevated Hairhan ahead of Haraat as a potential commercial project. Although laboratory and field data are encouraging, full scale testing must be successfully conducted to confirm the operating parameters and costs for an ISL mine in Mongolia.

OTHER AREAS

Work in other concession areas has been mainly of a reconnaissance nature involving prospecting, car-borne scintillometer surveys and regional drilling. Initial exploratory drilling was conducted at Gurvan-Saihan and Hairhan in 1996 and in the Ulziit Depression in 1997. A total of seven widely spaced fences over an 18 km long trend were drilled at Gurvan-Saihan with mineralization intersected in six of the seven fences. The best results was 0.102% U over 1.3 meters. Examples of other intersections are 0.062% U over 1.2 meters, 0.06% U over 1.6 meters, 0.04% U over 1.9 meters, 0.036% U over 4.8 meters, 0.024% U over 1.1 meters, and 0.018% U over 4.0 meters.

In the Ulziit Depression, reconnaissance work between 1958 to 1963 located five uranium occurrences and 10 radiometric anomalies. After initial stratigraphic drilling in 1996, prospect drilling was begun in 1998. A total of 123 holes, totaling 17,300 meters, were drilled in 1998, which included initial reconnaissance drilling on two of the areas acquired in 1997. A 60 kilometer oxidation-reduction interface has been identified, and several uranium anomalies have been located. Additional exploration work is required in this very large area.

Reconnaissance drilling was also conducted in 1998 in the Undurshil Depression, although the limited results to date have not been as favorable as others held by the Joint Venture.

                                   PERMITTING

The permitting status of the various mines is set out below.

ARIZONA 1 MINE

The Arizona 1 Mine is fully permitted for mining.

SUNDAY MINE COMPLEX

The Sunday Mine Complex is fully permitted for its mining activities. Recent changes in the laws of Colorado could give rise to additional future permitting requirements.

In recent years, the State of Colorado passed a law that provides that the Colorado Division of Minerals and Geology ("DMG") can determine that a mine is a Designated Mining Operation (a "DMO") if it is a mining operation at which "toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid- or toxic-forming materials will be exposed or disturbed as a result of mining operations". If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an "EPP"). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic-or acid-forming material or acid mine drainage associated with the operations. The EPP must be submitted to the DMG for review, and after a public hearing, a decision must be made within 120 days of the submission of a complete application, unless the application is considered to be complicated, which would extend the deadline to 180 days.

In 1995, DMG notified Energy Fuels that they believed that the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As mining activities have re-initiated at these mines, the DMG has reserved the right to submit a new notice of determination, which may require additional environmental review. As of this filing date, the Registrant has not been notified of any additional permitting requirements relating to its current mining activities at the Sunday Mine Complex.

CANYON MINE

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is near the southern rim of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an environmental impact statement process by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan of Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site when the appeals were determined due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Registrant is currently permitted to commence mining at the Canyon Mine during submittal, review and update to the Aquifer Protection Permit.

PINENUT AND KANAB NORTH MINES

As with the Canyon Mine, these mines both require that an Aquifer Protection Permit be obtained. Work is currently in progress to obtain the Aquifer Protection Permits, both projects are currently permitted to commence mining at each of these mines during submittal, review and update to these Aquifer Protection Permits.

RENO CREEK PROPERTY

Energy Fuels filed applications for commercial operating licenses and permits to mine the Reno Creek by ISL methods. In January 1995, the Wyoming Department of Environmental Quality declared the Reno Creek Mine Permit application complete, and the applications are now in the technical review phase.

The Registrant re-initiated commercial permitting late in 1997. The Permit to Mine from the Wyoming Department of Environmental Quality is in final review. Permits have been obtained to construct a Storage Reservoir and to install two Class Waste Injection Wells. Upon completion of review by the State of Wyoming, final application review will be conducted by the NRC for a Source Material License. All commercial permitting is expected to be completed in 1999.

                                   RECLAMATION

The Registrant is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.


The total amount of the estimated reclamation liability is approximately $13,265,000 with cash of approximately $8 million securing the liability. All of the Registrant's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $11.5 million. The Registrant has posted a reclamation bond to the NRC for this amount.

                             SWISS ROYALTY INTEREST

Two Swiss Utilities acquired a 40% limited partnership interest in almost all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled ore, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty will apply to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, a portion of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest does not apply to the Mongolia Property, nor to any tolled ore, or purchased ore from third parties, or Alternate Feeds that are processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

Subsequent to the Acquisition, the Registrant has amended the Swiss Royalty amount to 4.5% of all uranium and 2.5% of vanadium for the period from January 1, 1998 to December 31, 2000. The Registrant will make an advance royalty payment of $250,000 per year, which is fully recoupable annually against any royalties for the applicable calendar year. Subsequent to December 31, 2000, the royalty reverts to its original terms.

                          INTERCOMPANY ROYALTY INTEREST

The Registrant has purchased production royalties from its wholly owned subsidiary, International Uranium Holdings Corporation, and its 100% owned subsidiaries for a total purchase price of approximately $25 million. This amount will be repaid from future production.

                           OTHER ASSETS OF REGISTRANT

EMPLOYEES

The Registrant currently employs a total of 146 people, of which 22 are located at the head office in Denver, 83 are located at the White Mesa Mill, 34 are located at the Colorado Plateau offices and the Sunday Mine, two are located at the Fredonia, Arizona field office for the Arizona Strip, and five are located in Ulaanbaatar, Mongolia.

ADMINISTRATIVE OFFICES

The Registrant has a head office in Denver, Colorado, as well as field offices in Fredonia, Arizona, Dove Creek, Colorado, Blanding, Utah, and Ulaanbaatar, Mongolia.

EQUIPMENT

The Registrant has extensive mining and milling equipment capable of sustaining operations at the mines that the Registrant has included in its current business plan, with only a few additions.

SALES CONTRACTS

The Registrant currently has uranium sales contracts with certain U.S. and foreign customers under which the Registrant has the obligation to supply to those utilities a total of approximately 2,900,000 pounds of uranium during the next 5 years at prices in excess of the Registrant's current estimated mining costs.

ITEM 3.  LEGAL PROCEEDINGS

On July 23, 1998, the Nuclear Regulatory Commission (the "NRC") issued an amendment to the Registrant's Mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of 11e.(2) uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the Atomic Safety and Licensing Board ("ASLB") for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the ASLB Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the full Commission of the NRC on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the full Commission of the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivera appeal. Envirocare also appealed to the United States Court of Appeals for the District of Columbia the decision of the full Commission of the NRC denying Envirocare standing on the Ashland 2 matter. This appeal and the Quiviria appeal referred to above were joined as an appeal. This appeal is pending.

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Registrant's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulates two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. ss. 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Registrant was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleges that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues was amicably resolved between the parties (Utah indicated to the Registrant that its concerns that the alternate feed material might contain hazardous wastes was resolved by additional analytical and other data which was forwarded to Utah by the Registrant). On February 9, 1999, the ASLB Presiding Officer ruled in favor of the Registrant on the second issue, finding that the Registrant's license amendment met all of the requirements of the applicable statutes and regulations and was appropriately granted. The State of Utah has appealed the decision of the ASLB Presiding Officer to the full Commissioner of the NRC for review. While the Registrant believes that the ASLB Presiding Officer's decision was legally correct, there can be no assurance that such decision will be upheld on appeal.

On October 15, 1998, the Registrant submitted a request to the NRC to amend the Registrant's Mill license to allow for the receipt and processing of additional FUSRAP alternate feed materials (the "Ashland 1 Materials"). This amendment relating to the Ashland 1 Materials was approved and issued in February 1999. Anticipating that the license amendment for the Ashland 1 Materials would be granted, on December 2, 1998, the State of Utah filed a petition requesting a hearing on the requested Ashland 1 license amendment, on essentially the same grounds as for the Ashland 2 amendment. On December 18, 1998, the Registrant responded by not contesting the State's request for a hearing.

In addition to the State of Utah, Envirocare, Pack Creek Ranch Company, a group called the Concerned Citizens of Utah and the Navajo Utah Commission filed petitions requesting a hearing on the Ashland 1 license amendment. The Registrant has filed submissions with the ASLB Presiding Officer assigned to the Ashland 1 license amendment opposing standing with respect to each of these additional submissions. The NRC Presiding officer denied standing to each of these parties. Envirocare has appealed this decision to the full Commission of the NRC. This appeal is pending. The hearing on the Ashland 1 license amendment has been put in abeyance pending the outcome of the appeal of the Ashland 2 decision before the full Commission of the NRC.

The Registrant is vigorously defending its positions and the validity of the license amendment or proposed license amendment in all of the foregoing described actions. If the Registrant does not ultimately prevail in such actions and any appeals therefrom, the Registrant's ability to process alternate feeds containing lower levels of uranium, in certain circumstances, may be adversely affected since NRC license amendments are required for each alternate feed transaction.

ITEM 4.  CONTROL OF THE REGISTRANT

(a) As far as it is known to the Registrant, the Registrant is not directly or indirectly owned or controlled by another corporation(s) or any foreign government.

(b) Information is set forth below with respect to persons known to the Registrant to be the owner of more than ten percent of the Registrant's voting securities as of February 19, 1999, and the total amount of these securities owned by the officers and directors as a group.

        ------------------------------------------------------------------------------------------------------------
        IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
        ------------------------------------------------ ------------------------------------------- ---------------
        Adolf H. Lundin                                                22,500,000(1)                     34.3%
        ------------------------------------------------ ------------------------------------------- ---------------
        Directors and Officers as a group (8 persons)                  24,595,926                        37.5%
        ------------------------------------------------ ------------------------------------------- ---------------

(1) These shares are held in escrow pursuant to the terms of an Escrow Agreement among the Registrant, Adolf H. Lundin, Lukas H. Lundin and The Montreal Trust Company of Canada. Pursuant to the terms of the agreement, one-fifth of the shares have been released from escrow one year following the date of listing of the Registrant's common shares on The Toronto Stock Exchange, i.e. on May 16, 1998. The balance of the shares will be released as to one-fifth on each of the following anniversary dates so that all of the shares will be released by May 16, 2002.

ITEM 5.  NATURE OF THE TRADING MARKET

The Ontario Business Corporations Act, the Securities Act of the Province of Ontario and the rules and policies of The Toronto Stock Exchange govern issuance and trading of the Registrant's common stock.

As of February 19, 1999, approximately 10,953,000 of the Registrant's outstanding common stock were registered in the names of residents of the United States. The Registrant's common stock is issued in registered form and the percentage of shares reported to be held by U.S. shareholders of record is taken from the records of The Montreal Trust Company of Canada, the registrar and transfer agent for the Common Stock.

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

---------------------------------------------------------------
                                 HIGH       LOW       VOLUME
                                 ----       ---    ------------
THE TORONTO STOCK EXCHANGE      (Cdn $)   (Cdn $)
---------------------------   ---------- --------- ------------
May-June 1997                       1.50      1.00   16,785,754
                              ---------- --------- ------------
July-September 1997                 1.32      0.96   10,353,679
                              ---------- --------- ------------
October-December 1997               1.45      0.84    7,910,042
                              ---------- --------- ------------
January-March 1998                  1.40      0.92    4,192,792
                              ---------- --------- ------------
April-June 1998                     1.08      0.50   19,140,463
                              ---------- --------- ------------
July-September 1998                  .57       .38    8,669,927
                              ---------- --------- ------------
October-December 1998                .59       .38    9,520,910
                              ---------- --------- ------------

The closing price of the common shares on The Toronto Stock Exchange on March 12, 1999, was Cdn$0.52.


CURRENCY TRANSLATIONS

As the Registrant's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/97, 3/31/98, 6/30/98, 9/30/98 and December 31, 1998.

----------------------------------------------
 YEAR   AVERAGE     LOW - HIGH    SEPTEMBER 30
------  -------  ---------------- ------------
 1994    0.7365   0.7166 - 0.7731       0.7457
------  -------  ---------------- ------------
 1995    0.7275   0.7023 - 0.7478       0.7438
------  -------  ---------------- ------------
 1996    0.7329   0.7235 - 0.7513       0.7301
------  -------  ---------------- ------------
 1997    0.7221   0.6947 - 0.7483       0.7236
------  -------  ---------------- ------------
 1998    0.6898   0.6321 - 0.7292       0.6533
------  -------  ---------------- ------------



----------------------  ------------  ---------------  -------------------
CALENDAR QUARTER ENDED    AVERAGE          LOW-HIGH    LAST DAY OF QUARTER
----------------------  ------------  ---------------  -------------------
       12/31/97           0.7127      0.6947 - 0.7292       0.6995
----------------------  ------------  ---------------  -------------------
       03/31/98           0.6994      0.6821 - 0.7105       0.7045
----------------------  ------------  ---------------  -------------------
       06/30/98           0.6911      0.6782 - 0.7051       0.6817
----------------------  ------------  ---------------  -------------------
       09/30/98           0.6607      0.6321 - 0.6835       0.6533
----------------------  ------------  ---------------  -------------------
       12/31/98           0.6484      0.6427 - 0.6578       0.6501
----------------------  ------------  ---------------  -------------------

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on March 12, 1999 reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.6564 (Cdn.$1.00 = U.S.$).

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the export or import of capital or on the remittance of dividends, interest, or other payments to non-resident holders of the Registrant's securities.

The Registrant is subject to the Investment Canada Act. Under the Investment Canada Act, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review requirements by Investment Canada , a governmental agency, and where review is required, will not be allowed unless they are found likely to be of net benefit to Canada. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company shall be deemed to be "control".

An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is Cdn$5 million or more in the case of a "direct" acquisition (or where the Canadian asset acquired constitute more that 50% of the value of all entities acquired), or Cdn$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$179 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$179 million threshold applies.

These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation or cultural heritage or national identity. If the forgoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated; applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.

There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing on the utilization of parts, components and services produced in Canada, and on exports from Canada. Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

There are no limitations under Canadian law on the right of nonresident or foreign owners to hold or vote the common stock of the Registrant.

ITEM 7.  TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of common shares of the Registrant. There may be relevant state, provincial or local income tax considerations, which are not discussed.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common shares of the Registrant are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. HOLDERS

As used herein, a "U.S. Holder means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income, but in the case of an individual only applies to those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long- term capital gains for a U S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding Registrant" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE REGISTRANT

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING REGISTRANT

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a "foreign personal holding Registrant". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

FOREIGN INVESTMENT REGISTRANT

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701 (a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT REGISTRANT

As a foreign corporation with U.S. Holders, the Registrant could potentially be treated as a passive foreign investment company ("PFIC"), as defined in section 1296 of the Code, depending upon the percentage of the Registrant's income which is passive, or the percentage of the Registrant's assets which is producing passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholders interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Alternatively, a U.S. Holder may elect to "mark to market" his or her shares in the Registrant at the end of each year as set forth in Section 1296 of the Code. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Registrant believes that it was not a PFIC for its fiscal year ended September 30, 1997, and quarters ended December 31, 1997 and March 31, 1998. If in a subsequent year the Registrant concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Registrant's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant ("United States shareholder"), the Registrant could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Registrant. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares of the Registrant who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of subpart F and because it is not clear that Subpart F would apply to the holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of
Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally reduced to 15% of the gross amount of the dividend or to 5% if the Holder is a company that beneficially owns at least 10% of the voting stock of the Registrant. The Registrant will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant.

A Holder who is a resident of the United States and who realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or for an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding the disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations specified in the Act, deduct three quarters of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

ITEM 8.  SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Registrant for the periods ended September 30, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Registrant and its subsidiaries. All amounts stated are in United States dollars.

                                ---------------------------------------
                                 FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                SEPTEMBER 30, 1998   SEPTEMBER 30, 1997
                                ------------------   ------------------
Revenues                            $32,940,876         $   523,865
                                    -----------         -----------
Net Income (loss)
- Canadian GAAP                     $ 1,617,331         $    18,694
                                    -----------         -----------
Net Income (loss) per
equity share
- Canadian GAAP                     $      0.02         $        --

                                    -----------         -----------
Total assets
- Canadian GAAP                     $54,770,714         $57,200,339
                                    -----------         -----------
Total long-term debt,
Including reclamation
obligations                         $13,319,872         $13,285,662
                                    -----------         -----------

Cash Dividends                      $        --         $        --
                                    -----------         -----------


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Registrant for the fiscal year ending September 30, 1998, should be read in conjunction with the consolidated financial statements of the Registrant and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Registrant's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Please refer to Note 18 of the Consolidated Financial Statements for a discussion of the differences between Canadian and United States accounting principles and practices that affect the Registrant.

RESULTS OF OPERATIONS

International Uranium Corporation (the "Registrant") completed its first full fiscal year on September 30, 1998. Net income for the year was $1,617,331 which was approximately $0.02 per share (approximately Cdn$0.04 per share). During the year, the Registrant had total sales of $32,940,876. Of these revenues, $19,890,300 was from sales of uranium (60%) and $13,050,576 (40%) was derived from the Registrant's process milling of alternate feeds. Approximately 62% of total revenues were from three major customers, one of which accounted for 37% of total revenues. These results are significantly higher than the corresponding results for the fiscal period ended September 30, 1997, where the Registrant had net income of $18,694 resulting from revenues of $523,865. Although the Registrant was formed on October 3, 1996, its primary operating activities did not commence until after the purchase of Energy Fuels' assets in May 1997. The Registrant had no sales of uranium for the year ending September 30, 1997, and its $523,865 of process milling revenues were derived from the startup of a major alternate feed processing run which was completed during the fiscal year ending in September 1998.

The spot market value of uranium (value reflected in contracts with a single delivery which generally call for material to be delivered within a one-year period) began the fiscal year at $11.00 per pound U(3)O(8), rose to $12.75 in November, then declined during the remainder of the fiscal year to $9.75 in September. The base market price for long-term contracts (contracts which call for deliveries in multiple future years) was approximately $11.10 per pound U(3)O(8) in September 1998.

Of the Registrant's 1998 uranium sales, approximately 84% of the material was sourced from uranium purchases and 16% of the material was produced from the Registrant's alternate feed production. The $19,890,300 of uranium sales proceeds resulted from seven separate sales transactions. Approximately 41% of the sales revenues (24% of the material delivered) arose from long-term contracts and the balance was from transactions in the spot market. The cost of uranium sold was $17,829,592 resulting in gross profits of $2,060,708.

The Registrant's $13,050,576 of alternate feed revenue consisted of $12,304,604 which was derived from the processing of alternate feed containing uranium, tantalum, and niobium from a single customer. This particular alternate feed run required extensive design and engineering work, along with certain circuit modifications, which were more than originally contemplated. Therefore, this processing run took considerably longer to complete than planned. Additionally, the Registrant was expecting to achieve more satisfactory recoveries at lower costs than those actually achieved. Even though these complexities caused results to not be as favorable as originally projected, the Registrant's alternate feed activities were profitable. The Registrant's processing costs relating to alternate feeds totaled $10,066,538 for 1998 resulting in a gross profit of $2,984,038.

Selling, general and administrative expenses for 1998 totaled $3,580,149, compared to $1,008,012 in 1997. The increase was due to the Registrant expanding to a full operating status during 1998, along with the fact that the 1997 expenses only reflect approximately five months of activity. Depreciation and amortization expense was $734,267 in 1998, compared to $41,387 in 1997. Interest income and other income increased to $1,128,562 in 1998 from $781,947 in 1997. These total revenues and expenses resulted in net income before taxes of $1,858,892 in 1998 compared to $18,694 in 1997.

A $241,561 provision for taxes is shown for 1998. No provision was necessary in 1997. The 1998 provision is lower than the amount that would normally be applicable should the combined federal and provincial expected tax rate be applied to 1998 net income before taxes of $1,858,892 primarily due to lower rates on certain income the Registrant received from its United States operations during the period. It is not anticipated that these lower rates will be available in the future.

The above resulted in 1998 net income of $1,617,331 compared to 1997 net income of $18,694.

The Registrant continued mining uranium and vanadium bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah. To supplement its own production, the Registrant also commenced an "Ore Purchase Program", buying ore from other independent miners in the district. Ore from the Registrant's mines and purchased ore is being delivered and stockpiled at the Registrant's White Mesa Mill where it will be processed in 1999. These ore stockpiles have been included in the Registrant's inventory as of September 30, 1998, at a cost of $3,117,441. These ore stockpiles contain approximately seven pounds of vanadium for each pound of uranium. Thus at year end values, vanadium accounted for approximately 70% of the revenue potential from these stockpiles. The Registrant has been able to produce ore from its Sunday and Rim Mines at costs within its forecast budget and at satisfactory production levels. However, the amount of ore supplied via the ore purchase program has been significantly below projections. Independent miners have had difficulty in arranging the capital necessary to re-establish their mining properties and have faced delays in completing regulatory and environmental licensing requirements.

The Registrant continued development work on certain of its mining properties including continued underground drift development of its Topaz Mine. The Registrant renewed the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in situ leach project located in the Powder River Basin of Wyoming. This review process is expected to be completed in 1999. The Registrant's investment and development expenditures on its U.S. mining properties totaled $1,895,814 in 1998. This compares with the approximately $729,000 that was expended in 1997 for the period after purchase of the assets in May through September 30,1997.

The Gurvan Saihan Joint Venture, the Registrant's uranium development and exploration program in Mongolia, completed its 1998 drilling program and leach amenability testing with favorable results. The Joint Venture has now delineated over 22.5 million pounds of uranium resources for this program. Total expenditures by the Registrant relating to this Joint Venture were $3,209,363 in 1998, compared to the $1,191,525 expended after the purchase of the Joint Venture interest in May and continuing through September 30, 1997.

The Registrant continued to increase its focus on acquiring and processing alternate feeds during the year. This resulted in the Registrant successfully contracting to receive and process over 41,000 cubic yards of material from a former defense, or FUSRAP (Formerly Utilized Sites Remedial Action Program) site near Tonawanda, New York. Shipments of material commenced in the fourth quarter of the Registrant's fiscal year and successful processing was substantially completed in the first quarter of fiscal 1999.

CAPITAL RESOURCES AND LIQUIDITY

The Registrant's working capital at September 30, 1998 was $20,298,166, of which $6,282,275 consisted of cash and cash equivalents. This compares to September 30, 1997 working capital of $24,283,678, of which $13,953,355 consisted of cash and cash equivalents. Income from operations, after adjustments for expenses not affecting cash (depreciation, amortization of contract purchase costs, and other), provided $3,887,429 of cash compared to $267,766 in 1997. However, net cash used by operations increased from $3,163,190 in 1997 to $5,178,612 in 1998, primarily due to the utilization of cash to reduce short-term liabilities during the year. The Registrant has also continued to utilize cash to increase its inventory levels. This inventory increase is primarily due to the Registrant's ore stockpiles which will be processed during the next year.

Expenditures for property, plant and equipment totaled $3,812,556, of which $2,204,791 represents improvements and circuit modifications at the Mill to allow for more efficient ore and alternate feed processing. Investments in the Gurvan Saihan Joint Venture totaled $3,209,363.

The Registrant is projecting fiscal year 1999 expenditures for property, plant and equipment of approximately $2,300,000, of which $1,250,000 will be for further improvements at the Mill. Expenditures on the Mongolia mineral properties are projected to be $1,300,000. Additionally, the Registrant is projecting to purchase approximately $7,950,000 of uranium next year under a long-term purchase contract at prices approximating the then current spot price. These purchases will be utilized for delivery under its current sales contracts or future contracts depending on the Registrant's uranium production levels. The Registrant is anticipating funding these outlays from current operations and working capital (which is sufficient to cover these planned expenditures). Nevertheless, the Registrant is currently negotiating and finalizing a one-year revolving credit facility in the maximum principal amount of $10,000,000 to assist and supplement inventory and project financing, in addition to providing short-term cash flexibility, as necessary.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Registrant reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. These estimated costs are also formally reviewed by the Registrant when it submits license renewal applications to regulatory authorities. Based on this review, it was determined that the Registrant's estimated reclamation obligation of $13,265,700 is currently sufficient to cover these projected future costs.

The Registrant has also posted bonds securing these liabilities and has deposited marketable securities on account of these obligations. The amount of these restricted marketable securities collateralizing the Registrant's reclamation obligation was $8,300,375 at September 30, 1998.

1999 FISCAL YEAR OUTLOOK

All of the following discussions regarding the 1999 fiscal year outlook constitutes FORWARD-LOOKING STATEMENTS. Please see "Special Note Regarding Forward-Looking Statements" on Page 2 and "Cautionary Note Regarding Forward-Looking Statements" below.

The Registrant's profitability is highly dependent upon uranium and vanadium prices. These commodity prices both softened considerably in the last half of fiscal 1998 and have continued to fall. As mentioned above, uranium spot prices began the year at $11.00 per pound U(3)O(8), rose to $12.75 then declined to $9.75 in September. Subsequent to year-end, the price continued to fall to $8.75 per pound U(3)O(8) prior to recovering to $10.50 in January 1999.
Vanadium prices began the year at approximately $4.10 per pound V(2)O(5), rose to approximately $6.70 in the early summer and then declined to approximately $5.70 by the end of September. Since year-end, the vanadium price declined significantly to approximately $2.80 per pound V(2)O(5). Most market analysts are expecting a rebound in the vanadium prices during 1999; however, they do not expect to see the high price levels that were experienced during 1998. The uranium market continues to face uncertainty, particularly over the impact of new supply sources, such as highly enriched uranium from Russia and U.S. government stockpiles and the potential sale of 62 million pounds from uranium inventories held by USEC, Inc. through 2005. Due to these uncertainties, the Registrant has discontinued further development of its Topaz Mine until prices recover. Should the spot prices for both uranium and vanadium remain depressed, the Registrant will re-evaluate its current mining operations and other properties in order to determine the appropriate level of future production and development. Although the Registrant has deliveries scheduled under its current contracts in 1999, any additional sales revenue will be dependent on market prices and new demand. To mitigate this exposure in future years, the Registrant will continue its focus on long-term contracts.

In order to lessen its dependence on these commodity prices, the Registrant continues to expand its alternate feed processing activities. With the expansion of the alternate feed business, the Registrant is faced with continued regulatory review and third party challenges with respect to receiving the required approvals and license amendments for each alternate feed project. The Registrant could be unsuccessful in acquiring the necessary approvals or in defending itself against such challenges to these license amendments. Additionally, processing these materials could require different procedures for each type of material depending on its composition. These efforts will increase the Registrant's costs relating to processing alternate feeds; however, the Registrant believes that alternate feed processing will provide significant future revenues.

The Registrant anticipates processing alternate feeds at the White Mesa Mill through the first half of fiscal year 1999. The Registrant will then either process its conventional ores or process alternate feeds from proposed future transactions which are currently being pursued. The processing order of these runs will be dependent on future market values, the amount of conventional or alternate feed ore available at the White Mesa Mill, the profitability of each run, and other operating factors.

The Registrant will continue its current mining efforts as long as market prices remain at a level that supports such activity. Should prices continue to decline, the Registrant could place its mining properties in a care and maintenance status in order to reduce development and production expenditures. This will enable the Registrant to conserve its working capital and maintain its reserve position while preserving the opportunity for the Registrant to benefit from any future price recovery.

RISKS AND UNCERTAINTIES

INFLATION

The effects of inflation on the Registrant's operations have not been significant since its formation.

YEAR 2000

This risk involves the potential for the Registrant's operations to be disrupted by the failure of computer systems, which were not designed to function using dates for the new century. The Registrant has completed initial reviews to assess the risks of Year 2000 compliance and has developed and implemented plans for making necessary program conversions and software upgrades.

These steps will be continued in 1999 in order to finalize adjustment plans, implement required changes, and complete necessary compliance testing. Expenses related to Year 2000 compliance are not expected to be material to the Registrant's financial results or condition. Note that it is not possible to be certain that all aspects of the Year 2000 issue affecting the Registrant, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Registrant wishes to caution readers that disclosures made in the foregoing Management's Discussion and Analysis and elsewhere in this annual report which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors that affect the Registrant's results and the above discussion of the 1999 outlook include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Registrant's functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar. The Registrant incurs a small portion of its expenditures in Canadian and Mongolian currencies; however, it is not subject to significant operational exposures due to fluctuations in these currencies.

The Common shares of the Registrant are currently only listed on The Toronto Stock Exchange in Canada and thus, the shares are purchased and sold in Canadian dollars. Therefore, please refer to Item 5 for more information relating to the Registrant's share price information and the tables relating to the U.S./Canadian dollar currency translations.

The Registrant has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Registrant currently has no significant long-term or short-term debt requiring interest payments. Thus, the Registrant has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Registrant's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

COMMODITY PRICE SENSITIVITY

The Registrant is subject to price risk due to changes in the market value of uranium and vanadium regarding its future sales revenues and carrying values relating to its finished goods, ore stockpiles and property holdings.

The Registrant's finished goods and ore stockpile inventories are recorded at the lower of cost or net realizable value as of September 30, 1998.

The Registrant has entered into future long-term sales contracts for uranium at prices in excess of its carrying value and market value for its inventory as of September 30 1998. Thus, the Registrant has reduced its current exposure to future uranium price decreases to the extent of the quantities covered by the long-term contracts. However, the Registrant's current and future inventories that are not covered by long-term contracts are subject to market price risk.

The Registrant has not entered into any future vanadium sales contracts at this time and is therefore its revenue and profits from vanadium sales are subject to future price changes. A $0.50 decrease in the market value of V(2)O(5) would correspond to approximately a $1,200,000 reduction in projected fiscal year end 1999 revenues.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 12, 1999, are as follows:


=================================================================================================================
 NAME AND MUNICIPALITY                                                                                 FIRST
      OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION         ELECTED
=================================================================================================================
LUNDIN, LUKAS H. (1)        Chairman of the Board and Director Chairman of the Board of the             May 1997
Vancouver, Canada                                              Registrant; Director and Officer of
                                                               a number of publicly-traded  natural
                                                               resource companies.
-----------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.            President, Chief Executive         President and Chief Executive            May 1997
Denver, USA                 Officer and Director               Officer of the Registrant.
-----------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.        Vice President, General Counsel,   Vice President, General Counsel and      May 1997
Denver, USA                 Corporate Secretary and Director   Corporate Secretary of the
                                                               Registrant.
-----------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.              Director                           Lawyer, partner, Cassels Brock &         May 1997
Toronto, Canada                                                Blackwell, Barristers and Solicitors
-----------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J.F.    Director                           Chairman of Northern Securities, Inc.    May 1997
Toronto, Canada
-----------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.            Director                           Self-employed businessman.               May 1997
Vancouver, Canada
-----------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.(1)         Director                           Director and Officer of a number of      May 1997
Geneva, Switzerland                                            publicly-traded natural resource
                                                               companies.
-----------------------------------------------------------------------------------------------------------------
ROBERTS, HAROLD R.          Vice President                     Vice President of the Registrant         May 1997
Denver, USA
-----------------------------------------------------------------------------------------------------------------
MEYER, THAD L.              Vice President, Treasurer and      Vice President Finance, Chief            October
Denver, USA                 Chief Financial Officer            Financial Officer of the Registrant        1997
=================================================================================================================

(1)   Lukas H. Lundin is the son of Adolf H. Lundin

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation.

Please note Item 13 below for information relating to interests of Management in certain transactions.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTOR COMPENSATION

No remuneration has been paid to directors of the Registrant in their capacities as directors since the date of incorporation. The directors are reimbursed for their expenses incurred to attend meetings of the Registrant.

AGGREGATE COMPENSATION FOR ALL OFFICERS AND DIRECTORS

An aggregate amount of $601,954 as compensation, was paid by the Registrant during its fiscal year ended September 30, 1998, to all directors and officers as a group.

SUMMARY COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Registrant for the year ended September 30, 1998.

                                      ANNUAL COMPENSATION
                             FOR THE YEAR ENDED SEPTEMBER 30, 1998


                                                     OTHER ANNUAL     SECURITIES UNDER
   NAME AND PRINCIPAL                                COMPENSATION      OPTIONS GRANTED
        POSITION               SALARY      BONUS         (US$)               (#)
==========================    ========     =====     ============     ================
Earl E. Hoellen
President and Chief
Executive Officer(1)          $180,000      Nil      $      2,500(2)        Nil
                              --------     -----     ------------     ----------------
David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(1)                  $150,000      Nil      $      9,000(3)        Nil
                              --------     -----     ------------     ----------------
Harold R. Roberts
Vice President,
Operations                    $140,000      Nil      $      2,025(2)        Nil
                              --------     -----     ------------     ----------------
Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer                       $118,429(4)   Nil             --         125,000 shares
                              --------     -----     ------------     ----------------




NOTES TO SUMMARY COMPENSATION TABLE

(1) Each of Messrs. Earl E. Hoellen and David C. Frydenlund have contracts of employment with the Corporation's subsidiary, International Uranium
        (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Corporation or responsibilities. The expiry date of the employment contracts are January 31, 2000 for Mr. Hoellen and June 30, 1999 for Mr. Frydenlund.

(2) Amounts represent 401(k) matching contributions made to the named executive's retirement account per the Corporation's 401(k) Benefit Plan available to all eligible employees.

(3) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

(4) Mr. Meyer commenced employment with the Corporation on October 23, 1997. Compensation figures for Mr. Meyer represent the amounts earned between October 23, 1997 and September 30, 1998.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT

STOCK OPTION PLAN

The shareholders of the Registrant adopted an employee stock option plan (the "Stock Option Plan"), under which the board of directors, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Registrant or its subsidiaries, or to employees of management companies providing services to the Registrant (collectively, the "Eligible Personnel") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Registrant by providing Eligible Personnel with a financial incentive for the continued improvement of the Registrant's performance and encouragement to stay with the Registrant.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan is 6,700,000 Common Shares and the maximum number of Common Shares which may be reserved for issuance to any one insider pursuant to share options and under any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan.

The maximum number of Common Shares that may be reserved for issuance to insiders of the Registrant under the Stock Option Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

The board of directors of the Registrant has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price of the Common Shares at the time of grant.

Options granted under the Stock Option Plan must be exercised no later than 10 years after the date of grant and options are not transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 12, 1999:

  ===============================================================================================================
           CLASS OF                NUMBER OF           DATE OF GRANT       OPTION PRICE            OPTION
          OPTIONEES              COMMON SHARES                                (CDN $)           EXPIRY DATE
                                  UNDER OPTION
  --------------------------- --------------------- -------------------- ------------------ ---------------------
  Executive officers and           1,625,000            May 9, 1997            1.25             May 8, 2000
  directors as a group               250,000           July 1, 1997            1.25            June 30, 2000
                                     125,000          October 8, 1997          1.25           October 7, 2000
                                     775,000         January 14, 1999          0.75           January 13, 2002
                                  ----------
  Total:                           2,775,000
                                  ----------        --------------------  ----------------- ---------------------
                                     764,000*        May 9, 1997            0.75             May 8, 2000
  All option holders as a          1,625,000         May 9, 1997            1.25             May 8, 2000
  group (including                   250,000        July 1, 1997            1.25             May 8, 2000
  executive directors)               125,000       October 8, 1997          1.25           October 7, 2000
                                      50,000*      March 20, 1998           0.75            March 8, 2001
                                     900,000      January 14, 1999          0.75           January 13, 2002
                                  ----------
  Total:                           3,714,000
  =========================== ===================== ==================== ================== =====================

   * Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 12, 1999.

----------------------------------------------------------------------------------------------------------------
                                     NUMBER OF
      EXECUTIVE OFFICER            COMMON SHARES                           OPTION PRICE        OPTION EXPIRY
        AND DIRECTORS               UNDER OPTION        DATE OF GRANT          (CDN $               DATE
------------------------------- -------------------- ------------------- ----------------- ---------------------
Earl E. Hoellen                            1,000,000         May 9, 1997              1.25           May 8, 2000
                                             375,000    January 14, 1999              0.75      January 13, 2002
------------------------------- -------------------- ------------------- ----------------- ---------------------
David C. Frydenlund                          250,000         May 9, 1997              1.25           May 8, 2000
                                             250,000        July 1, 1997              1.25         June 30, 2000
                                             200,000    January 14, 1999              0.75      January 13, 2002
------------------------------- -------------------- ------------------- ----------------- ---------------------
Harold R. Roberts                            250,000         May 9, 1997              1.25           May 8, 2000
                                              75,000    January 14, 1999              0.75      January 13, 2002
------------------------------- -------------------- ------------------- ----------------- ---------------------
Thad L. Meyer                                125,000     October 8, 1997              1.25       October 7, 2000
                                             125,000    January 14, 1999              0.75      January 13, 2002
------------------------------- -------------------- ------------------- ----------------- ---------------------
Adolf H. Lundin                               25,000         May 9, 1997              1.25           May 8, 2000
------------------------------- -------------------- ------------------- ----------------- ---------------------
Lukas H. Lundin                               25,000         May 9, 1997              1.25           May 8, 2000
------------------------------- -------------------- ------------------- ----------------- ---------------------
William A. Rand                               25,000         May 9, 1997              1.25           May 8, 2000
------------------------------- -------------------- ------------------- ----------------- ---------------------
John H. Craig                                 25,000         May 9, 1997              1.25           May 8, 2000
------------------------------- -------------------- ------------------- ----------------- ---------------------
Christopher J.F.Harrop                        25,000         May 9, 1997              1.25           May 8, 2000
------------------------------- -------------------- ------------------- ----------------- ---------------------
TOTAL:                                     2,775,000
------------------------------- -------------------- ------------------- ----------------- ---------------------

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Lukas H. Lundin, John H. Craig, Christopher J.F. Harrop, Adolf H. Lundin, and William A. Rand are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Registrant or common third parties. However, the Registrant is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Registrant are made in accordance with their duties and obligations to deal fairly and in good faith with the Registrant and such other companies. In addition, each of the directors of the Registrant, discloses and refrains from voting on, any matter in which such director may have a conflict of interest.

None of the present directors, senior officers or principal shareholders of the Registrant and no associate or affiliate of any of them has any material interest in any transaction of the Registrant or in any proposed transaction which has materially affected or will materially affect the Registrant except as described herein.

During the year ended September 30, 1998 the Registrant incurred legal fees of $50,197 to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the year ending September 30, 1998, the Registrant paid management and administrative service fees of $99,383 to a company owned by the Chairman of the Registrant, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Registrant continues to pay monthly fees of Cdn $12,840 to this service company.

During the period ended September 30, 1997 the Registrant loaned $850,000 to David C. Frydenlund, an Officer and Director of the Registrant, in order to facilitate relocation to the Registrant's headquarters. Of this amount, $650,000 was repaid prior to September 30, 1997, leaving $200,000 outstanding at September 30, 1997 and 1998. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 1999. The loan is secured by the Officer's personal residence.

                                     PART II


ITEM 14 .  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

                                    PART III


ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

None

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR  REGISTERED
          SECURITIES

None

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

See Pages F-1 through F-12 incorporated herein by reference. The Registrant has filed a Notification of Late Filing on Form 12b-25 regarding the required financial statements footnote entitled "Differences Between Canadian and United States Accounting Principles and Practices," that are currently under discussion with SEC staff. All other financial statement requirements have been included in this filing.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual
         Report:

                                                                                                Page
                                                                                                ----
          Index to Consolidated Financial Statements ........................................... F-i
          Auditors' Report to the Shareholders ................................................. F-1
          Consolidated Balance Sheets at September 30, 1998 and 1997 ........................... F-2
          Consolidated Statements of Operations and Retained Earnings
             For the Periods Ended September 30, 1998 and 1997 ................................. F-3
          Consolidated Statements of Cash Flow for the Periods Ended
             September 30, 1998 and 1997 ....................................................... F-4
          Notes to the Consolidated Financial Statements ....................................... F-5

         All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

      b) Documents filed as exhibits to this Annual Report:

          1.1     Registrant's  Corporate Structure Chart

          23      Consent of Expert - Saskatoon Mining and Mineral Services,
                  Ltd.

                                           SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL URANIUM CORPORATION



By:   /s/ Earl E. Hoellen
      ------------------------------------------------------
      Earl E. Hoellen, President and Chief Executive Officer

Dated:                  March 31, 1999
        -----------------------------------------------------

                        INTERNATIONAL URANIUM CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Auditors' Report to the Shareholders ....................................... F-1

Consolidated Balance Sheets at September 30, 1998 and 1997 ................. F-2

Consolidated Statements of Operations and Retained Earnings
   For Periods Ended September 30, 1998 and 1997 ........................... F-3

Consolidated Statements of Cash Flow for the Periods Ended
   September 30, 1998 and 1997 ............................................. F-4

Notes to the Consolidated Financial Statements ............................. F-5

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 1998 and 1997 and the consolidated statements of operations and retained earnings, and cash flow for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1998 and 1997, and the results of its operations and the changes in its cash flow for the periods then ended in accordance with generally accepted accounting principles in Canada.




                                                PricewaterhouseCoopers LLP
                                                Chartered Accountants
                                                Vancouver, Canada
                                                November 27, 1998

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)

                                                                SEPTEMBER 30,      SEPTEMBER 30,
                                                                1998               1997
                                                                -------------      -------------
ASSETS
Current assets:
Cash and cash equivalents                                       $   6,282,275      $  13,953,355
Marketable securities                                                  11,731             39,978
Trade and other receivables                                         2,979,600             63,198
Inventories (Note 3)                                               12,481,713         10,113,853
Notes receivable (Note 4)                                                  --          4,791,513
Favorable uranium sales contracts (Note 5)                            729,730          1,270,270
Prepaid expenses and other                                            188,532            433,497
                                                                -------------      -------------
                                                                   22,673,581         30,665,664

Properties, plant and equipment, net (Note 6)                      13,516,937         10,858,679
Mongolia mineral properties (Note 7)                                9,500,932          6,191,525
Notes receivable                                                      203,538            206,142
Restricted marketable securities (Note 8)                           8,300,375          7,945,356
Favorable uranium sales contracts, net of current portion                  --            729,730
Goodwill and other, net                                               575,351            603,243
                                                                =============      =============
                                                                $  54,770,714      $  57,200,339
                                                                =============      =============

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities                        $   1,761,841          $ 961,865
Inventory purchases                                                        --          5,050,000
Notes payable                                                          37,963              9,537
Deferred revenue                                                      575,611            210,185
Due to related parties (Note 14)                                           --            150,399
                                                                -------------      -------------
                                                                    2,375,415          6,381,986

Notes payable, net of current portion                                  54,172             19,962
Reclamation obligations (Note 9)                                   13,265,700         13,265,700
                                                                -------------      -------------
                                                                   15,695,287         19,667,648
                                                                -------------      -------------

SHAREHOLDERS' EQUITY
Share capital (Note 10)                                            37,439,402         37,513,997
Retained earnings                                                   1,636,025             18,694
                                                                -------------      -------------
                                                                   39,075,427         37,532,691
                                                                -------------      -------------

                                                                $  54,770,714      $  57,200,339
                                                                =============      =============

ON BEHALF OF THE BOARD


Earl E. Hoellen, Director                              Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND RETAINED EARNINGS
                            (UNITED STATES DOLLARS)


                                         YEAR                  PERIOD FROM
                                         ENDED                 INCORPORATION
                                         SEPTEMBER 30, 1998    ON OCTOBER 3, 1996
                                                               TO SEPTEMBER 30, 1997
                                         ------------------    ---------------------
OPERATIONS
Revenue
Uranium sales                               $19,890,300             $        --
Process milling                              13,050,576                 523,865
                                            -----------             -----------
Total revenue                                32,940,876                 523,865
                                            -----------             -----------
Costs and expenses
Uranium cost of sales                        17,829,592                      --
Process milling expenditures                 10,066,538                 237,719
Selling, general and administrative           3,580,149               1,008,012
Depreciation                                    734,267                  41,387
                                            -----------             -----------
                                             32,210,546               1,287,118
                                            -----------             -----------

Operating income (loss)                         730,330                (763,253)

Net interest and other income                 1,128,562                 781,947
                                            -----------             -----------
Net income before taxes                       1,858,892                  18,694

Provision for income taxes (Note 11)            241,561                      --
                                            -----------             -----------
NET INCOME FOR THE PERIOD                   $ 1,617,331             $    18,694
                                            ===========             ===========

Net income per common share                 $      0.02             $        --
                                            ===========             ===========

RETAINED EARNINGS
Retained earnings, beginning of period           18,694                      --
Net income                                    1,617,331                  18,694
                                            ===========             ===========
RETAINED EARNINGS, END OF PERIOD              1,636,025             $    18,694
                                            ===========             ===========

                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            (UNITED STATES DOLLARS)


                                                              YEAR             PERIOD FROM
                                                              ENDED            INCORPORATION
                                                              SEPTEMBER 30,    ON OCTOBER 3, 1996
                                                              1998             TO SEPTEMBER 30, 1997
                                                              -------------    ---------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income for the period                                     $   1,617,331        $     18,694
Items not affecting cash
Depreciation and amortization                                       734,267              41,387
Gain on sale of surplus equipment                                   (99,865)             (2,500)
Amortization of uranium sales contract purchase cost              1,270,270                  --
Increase in deferred revenue                                        365,426             210,185
                                                              -------------        ------------
                                                                  3,887,429             267,766

Changes in non-cash working capital items
Decrease in marketable securities                                    28,247              17,334
Increase in trade and other receivables                          (2,916,402)            (63,198)
Increase in inventories                                          (2,019,516)         (9,113,859)
Decrease (increase) in other current assets                         242,053            (433,497)
(Decrease) increase in liability for inventory purchases         (5,050,000)          5,050,000
Increase in other accounts payable and accrued liabilities          799,976             961,865
(Decrease) increase in due to related parties                      (150,399)            150,399
                                                              -------------        ------------
NET CASH USED BY OPERATIONS                                      (5,178,612)         (3,163,190)
                                                              -------------        ------------

INVESTING ACTIVITIES

Properties, plant and equipment                                  (3,812,556)         (2,679,149)
Mongolia mineral properties                                      (3,209,363)         (1,191,525)
Proceeds from sale of surplus equipment                             102,310               2,500
Notes receivable                                                         --            (856,892)
Collection of notes receivable                                    4,794,117           3,028,380
Increase in restricted marketable securities                       (355,020)         (7,945,356)
Acquisition of Energy Fuels, net of cash received                        --         (10,081,071)
Acquisition of Thornbury Capital Corp, net of cash received              --            (673,282)
                                                              -------------        ------------
NET CASH USED IN INVESTMENT ACTIVITIES                           (2,480,512)        (20,396,395)
                                                              -------------        ------------

FINANCING ACTIVITIES

Stock purchased for retirement                                      (74,595)                 --
Increase (decrease) in notes payable                                 62,639              (1,057)
Common shares issued for cash, net                                       --          36,690,454
Common shares issued on amalgamation                                     --             823,543
                                                              -------------        ------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                 (11,956)         37,512,940
                                                              -------------        ------------

(Decrease) increase in cash and cash equivalents                 (7,671,080)         13,953,355
Cash and cash equivalents, beginning of period                   13,953,355                  --
                                                              =============        ============
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $   6,282,275        $ 13,953,355
                                                              =============        ============

                        INTERNATIONAL URANIUM CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997
                             (UNITED STATES DOLLARS)


1.       ORGANIZATION AND NATURE OF OPERATIONS

         International Uranium Corporation (the "Company") was originally incorporated as a private company on October 3, 1996 under the laws of the province of Ontario. In May 1997, the Company achieved public company status and began trading on the Toronto Stock Exchange utilizing the symbol "IUC". Headquartered in Denver, Colorado, the Company is engaged in the business of producing uranium concentrates and the selling and trading of these concentrates in the international nuclear fuel market. In addition, the Company also produces and sells vanadium, as well as other minerals that can be produced as a co-product with uranium.

         The Company continues to produce ore at its Sunday Mine Complex in Colorado and the Rim Mine in Utah. The Company also has several partially developed mines and numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% joint venture interest in an exploration project in central eastern Mongolia.

         Additionally, the Company owns the 2,000 ton per day White Mesa Mill (the "Mill") near Blanding, Utah. The Mill is used to process the Company's mined ore along with ore purchased or toll milled from other independent mines. The Mill is also used to process alternate feeds, which generally are ores or residues from other processing facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be economically recovered at the Mill.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

         a)       Use of estimates

                  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

         b)       Basis of consolidation

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Uranium Holdings Corporation, International Uranium Alberta Corporation, International Uranium (Bermuda) Ltd., International Uranium Company (Mongolia)
                  Ltd., and International Uranium (USA) Corporation.

         c)       Cash and cash equivalents

                  Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities.

         d)       Marketable securities and restricted short-term investments

                  Marketable securities and restricted short term investments are valued at the lower of cost or market value.

         e)       Inventories

                  Inventories of ore stockpiles, uranium concentrates and refined and converted products are valued at the lower of cost or net realizable value. Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

         f)       Properties, plant and equipment

                  Mineral properties, plant and equipment are recorded at cost. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years.

         g)       Exploration properties

                  The Company defers the property acquisition costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the cost of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If a project is unsuccessful, the mining property and the related exploration expenditure are written off.

         h)       Environmental protection and reclamation costs

                  The estimated costs for decommissioning and reclaiming producing mineral properties, plant and equipment acquired by purchase have been fully accrued on an undiscounted basis.

                  Estimated costs of decommissioning and reclamation associated with newly acquired or developed mineral properties, plant and equipment, as well as revised regulatory requirements are accrued through periodic charges to earnings, on the units-of-production basis in the case of mine costs or on the straight line basis in the case of mill costs. Actual costs of decommissioning and reclamation incurred at the time of closure are deducted against this accrual.

                  Environmental costs not associated with the decommissioning or reclamation of producing mineral properties, plant and equipment are capitalized as property, plant and equipment costs where they result in the betterment of an asset, or expensed as incurred in all other circumstances.

         i)       Foreign currency translation

                  These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 7). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

                  Amounts denominated in foreign currencies are translated into United States dollars as follows:

                  a) Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

                  b)       Non-monetary assets at historical rates;

                  c) Revenue and expense items at the average rates for the period.

                  The net effect of the foreign currency translation is included in the statement of earnings.

         j)       Net earnings per share

                  Net earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the year ending September 30, 1998 was 65,698,048 shares and for the period ending September 30, 1997 was 42,067,497 shares.

         k)       Goodwill

                  Goodwill is amortized on a straight-line basis over twenty years.

         l)       Revenue recognition

                  In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer.

                  Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

                  Deferred revenues represent processing proceeds received in advance of the required processing activity.

3.       INVENTORIES

                                                      September 30,     September 30,
                                                          1998              1997
                                                     --------------     -------------
                           Uranium Concentrates      $    7,838,433     $   8,935,544
                           Ore Stockpiles                 3,117,441                --
                           In Process                        79,600           181,797
                           Parts & Supplies               1,446,239           996,512
                                                     --------------     -------------
                                                     $   12,481,713     $  10,113,853
                                                     ==============     =============


4.       NOTES RECEIVABLE - SHORT TERM

         Amount represented the balance of an outstanding promissory note to the Company from Union Carbide Corporation which bore interest at the U.S. prime rate. The note, plus accrued interest, was payable in monthly installments and was paid off in its entirety in May 1998. The balance as of September 30, 1997 was $4,791,513.

5.       FAVORABLE URANIUM SALES CONTRACTS

         As part of the Energy Fuels assets (Note 12), the Company acquired uranium supply contracts with certain utilities. At the time of the Energy Fuels purchase, the value of these contracts was determined to be $2,000,000 based on the excess of the sales price over the market value of the uranium to be delivered. Of this value, $1,270,270 related to the deliveries to be made in the first quarter of the year ended September 30, 1998, and $729,730 relates to deliveries in the first quarter of the year ending September 30, 1999.

6.       PROPERTIES, PLANT AND EQUIPMENT

                                                   Accumulated    September 30,   September 30,
                                                   Depreciation       1998            1997
                                       Cost        & Depletion         Net             Net
                                     -----------   ------------   -------------   -------------
         Mill Buildings & Equipment    5,044,364   $    666,215   $   4,378,149   $   3,241,630
         Other Machinery & Equipment   2,811,926        427,465       2,384,461       2,461,021
         Mineral Properties            7,054,197        299,870       6,754,327       5,156,028
                                     -----------   ------------   -------------   -------------
                                     $14,910,487   $  1,393,550   $  13,516,937   $  10,858,679
                                     ===========   ============   =============   =============

         Depreciation and depletion totaled $1,189,203 for the year ending September 30, 1998 of which $506,096 is included in inventory and mineral properties at year-end. For the period ending September 30, 1997, depreciation and depletion totaled $236,897 of which $208,237 was included in inventory and mineral properties.

7.       MONGOLIA MINERAL PROPERTIES

         Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds nine uranium exploration areas covering 14,700 square kilometers in central eastern Mongolia. The other parties of the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolia mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

8.       RESTRICTED MARKETABLE SECURITIES

         Amounts represent marketable securities the Company has placed on deposit in favor of a bonding company to secure its reclamation bonds (Note 9).

9.       PROVISION FOR RECLAMATION

         As part of the acquisition of Energy Fuels (Note 12), the Company assumed responsibility for the environmental and reclamation obligations of Energy Fuels relating to all existing mines and the Mill, as well as for all reclamation and environmental obligations associated with mined out, inactive, reclaimed or partially reclaimed mines and properties, that were so acquired.

         The total amount of the reclamation liability has been estimated by the Company at $13,265,700. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies securing these liabilities and has deposited marketable securities on account of the obligation (Note 8).

         Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

10.      SHARE CAPITAL

         a)       Authorized - unlimited number of common shares.

         b)       Issued and outstanding

                                                   Shares          Amount
                                                -----------    ------------
         Issued:
              For cash (Cdn $0.25 per share)     26,500,000    $  4,906,166
              On conversion of special warrants  37,800,000      31,784,288
              Amalgamation                        1,443,066         823,543
                                                -----------    ------------
         Balance, September 30, 1997             65,743,066    $ 37,513,997
              Stock purchased for retirement       (218,000)        (74,595)
                                                -----------    ------------
         Balance, September 30, 1998             65,525,066    $ 37,439,402
                                                ===========    ============

          In May 1997, the Company completed a private placement financing of 37,800,000 common shares pursuant to the exercise of special warrants that had been issued in March 1997 at a price of Cdn$1.25 ($0.90) per special warrant for net proceeds of Cdn$44,217,190 ($31,784,288), after deducting share issue costs and agent fees of Cdn$3,032,802 ($2,186,137).

c)       Stock options

         The Company has adopted an Employee Stock Option Plan under which the Board of Directors may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company, options to acquire common shares in such numbers for such terms and at such exercise prices as may be determined by the Board. The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company.

         Options granted to executive officers and certain employees of the Company vest as to one-third on the date of grant, as to another one-third one year after the date of grant and the remainder two years after the date of grant. All other options vest as to one-half on the date of grant and as to the remainder one year after the date of grant. All options granted to date expire three (3) years from the date of the grant of the option.

         Options were outstanding as follows:

                                    September 30,  September 30,
                                        1998           1997
                                    -------------  -------------
      Option Price per Share
           Cdn $1.25                    2,000,000      2,639,000
           Cdn $0.75*                     814,000             --
                                    -------------  -------------
                                        2,814,000      2,639,000
                                    =============  =============


         *Represents options granted to employees other than executive officers and directors repriced from Cdn $1.25 to Cdn $.75 on June 17, 1998.

11.      INCOME TAXES

         The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

                                                      September 30,
                                                           1998
                                                      -------------
Earnings before income taxes                          $   1,858,892
     Combined federal and provincial tax rate
                                                                 45%
                                                      -------------
Computed income tax expense                           $     836,501
Increase (decrease) in taxes resulting from:
    Foreign earnings subject to different tax rates        (636,090)
    Large corporation and other taxes                        41,150
                                                      -------------
Net income taxes                                      $     241,561
                                                      =============

12.      ACQUISITION OF ENERGY FUELS ASSETS AND THE AMALGAMATION

         In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels") for an approximate total consideration of $35 million. Energy Fuels was in Chapter 11 Bankruptcy proceedings in the United States. The acquisition price was settled as follows:

                  Cash payment to vendors                      $ 19,354,336
                  Direct acquisition costs                        1,937,631
                  Reclamation obligations assumed                13,265,700
                  Notes payable assumed                              30,556
                                                               ------------
                                                               $ 34,588,223
                                                               ============

         The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

                  Cash and certificates of deposit             $ 11,210,896
                  Favorable uranium sales contracts               2,000,000
                  Notes receivable                                7,169,143
                  Parts and supplies inventory                      999,994
                  Properties, plant and equipment                 8,208,190
                  Mongolia mineral properties                     5,000,000
                                                               ------------
                                                               $ 34,588,223
                                                               ============

         The Energy Fuels assets included several developed and partially developed mines on standby, as well as numerous targeted mines and exploration properties, within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia.

         Assets purchased also included the 2,000 ton per day White Mesa Mill near Blanding, Utah. The Mill also has a vanadium recovery circuit.

         Concurrent with the acquisition of Energy Fuels, in May 1997, the Company completed an amalgamation with Thornbury Capital Corporation ("Thornbury"). Each of the shareholders of Thornbury received one common share in the amalgamated company for every five common shares held prior to the amalgamation and the shareholders of the Company received one common share for every one common share held prior to the amalgamation. As a result of this transaction, the shareholders of the Company acquired control of Thornbury, and accordingly, the transaction has been accounted for as an acquisition by the Company of Thornbury.

         The acquisition is summarized as follows:

Purchase consideration
   1,443,066 common shares issued      $ 823,543
   Net assets acquired at book value    (150,261)
                                       ---------
Excess purchase consideration          $ 673,282
                                       =========

Attributed to
   Marketable securities               $  57,312
   Goodwill                              615,970
                                       ---------
                                       $ 673,282
                                       =========

         The purpose of the amalgamation was to facilitate the financing of the Energy Fuels purchase and to achieve public company status.

13.      SEGMENTED INFORMATION

         a)       Geographic segments

                                                September 30,      September 30,
                                                    1998                1997
                                                ------------       -------------
                  Revenue
                     Canada                     $         --       $          --
                     United State                 32,940,876             523,865
                     Mongolia                             --                  --
                                                ------------       -------------
                         Total                  $ 32,940,876       $     523,865
                                                ============       =============

                  Net Income
                     Canada                     $   (608,062)      $     (13,310)
                     United State                  2,235,975              47,534
                     Mongolia                        (10,582)            (15,530)
                                                ------------       -------------
                             Total              $  1,617,331       $      18,694
                                                ============       =============

                  Assets
                     Canada                     $    669,882       $     999,979
                     United State                 44,215,100          49,380,108
                     Mongolia                      9,885,732           6,820,252
                                                ------------       -------------
                             Total              $ 54,770,714       $  57,200,339
                                                ============       =============

         b)   Major customers

              The Company's business is such that, at any given time, it sells its uranium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 1998, a process milling customer and a major utility accounted for 37.4% and 14.8% of total revenues, respectively. In the period ended September 30, 1997, all revenue was earned from the process milling customer. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

14.      RELATED PARTY TRANSACTIONS

         a) During the year ended September 30, 1998, the Company incurred legal fees of $50,197 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,064 as of September 30, 1998. Legal fees incurred with this law firm were $188,692 for the period ended September 30, 1997.

         b) During the year ended September 30, 1998, the Company incurred management and administrative service fees of $99,383 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $343,641 were paid to this same company during the period ended September 30, 1997, which include costs incurred throughout 1996 in pursuing the acquisition of Energy Fuels assets.

         c) During the period ended September 30, 1997, the Company loaned $850,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. Of this amount, $650,000 was repaid prior to year end leaving $200,000 outstanding at September 30, 1997 and 1998. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 1999. The loan is secured by the officer's personal residence.

         d) During the period ended September 30, 1997, the Company incurred interest expense of $147,315 on a letter of credit and other loan facilities provided by a director of the Company as part of the acquisition of Energy Fuels. This amount was paid during the year ending September 30, 1998.

15.      COMMITMENTS

         Certain Swiss utilities hold a royalty (the "Swiss Royalty") of 4.5% of all uranium and 2.5% of vanadium and all other minerals produced during the period from January 1, 1998 through December 31, 2000 from certain of the United States properties. Advance royalty payments in the amount of $250,000 are made each year during this period. The royalty increases to 9% of all uranium and 5% of vanadium on January 1, 2001, however the advance payments terminate. The Swiss Royalty does not apply to the Mongolia mineral properties, nor to any tolled or purchased ore of or from third parties that is processed in the Mill, nor to any properties acquired after the date that the Swiss royalty was granted.

16.      FINANCIAL INSTRUMENTS

         As at September 30, 1998 and 1997, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

17.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
-------              -----------
  1.1                Registrant's Corporate Structure Chart

 23 Consent of Expert-Saskatoon mining and mineral Services, Ltd.