Form 20-F/A
period 1998-09-30
INTERNATIONAL URANIUM CORP
filed 1999-07-20
CIK 1063259

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          AMENDMENT NO. 1 TO FORM 20-F


 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934.

                  For the fiscal year ended September 30, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934.
                  For the transition period from ___________ to


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

YES         X             NO
        --------             ------

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17     X             ITEM 18
        --------                  ------

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 1 - Description of Business", "Item 2 - Description of Property", "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A - Quantitative and Qualitalize Disclosure About Market Risk," and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".

GLOSSARY OF TERMS

ALTERNATE FEED                           Ore or residues from other processing
                                         facilities that contain uranium in
                                         quantities or forms that are either
                                         uneconomic to recover or cannot be
                                         recovered at these other facilities, but
                                         can be economically recovered either alone
                                         or in conjunction with other co-products at
                                         the Registrant's facilities.

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

NATURAL URANIUM                          Means  uranium, any one of U3O8, UO2 or UF6,
                                         neither irradiated nor enriched and which
                                         has a U-235 isotope content of about 0.711%;

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


RESERVE                                  That part of a mineral deposit which
                                         could be economically and legally
                                         extracted or produced at the time of
                                         the reserve determination. Often
                                         referred to in the industry as "ore."


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

(e)U(3)O(8)                              U(3)O(8) equivalent;

UF(6)

                                         Means natural uranium hexafluoride,
                                         produced by conversion from U(3)O(8) ,
                                         which is not yet enriched or depleted;

U(3)O(8)                                 Triuranium octoxide. U(3)O(8) is often
                                         referred to as yellowcake.

V(2)O(5)                                 Vanadium pentoxide;

WHITE MESA MILL                          Means the 2,000 ton per day uranium mill,
                                         with a vanadium or other co-product recovery
                                         circuit, located near Blanding, Utah that is
                                         owned by IUC White Mesa, LLC

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

International Uranium Corporation is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation" (see "Amalgamation").

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


The Energy Fuels' assets acquired included several developed mines on standby, several partially developed mines, numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill in the United States. As a result of the acquisition, the Registrant's U.S. properties comprise over 50,000 acres and contain proven and probable reserves of 1 million pounds of uranium and 7 million pounds of vanadium in the U.S. Additional mineral deposits are estimated to contain 61 million pounds of uranium and 55 million pounds of vanadium. In addition to the U.S. properties, the Registrant also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia. The Mongolia concessions encompass approximately 4,000,000 acres with estimated uranium mineral deposits of 22 million pounds.


The Registrant's principal strategy is to maintain and build upon its position as a producer of uranium concentrates to the international nuclear fuel market. The Registrant will also continue to produce and sell vanadium as a co-product of its uranium production. The Registrant intends to implement its strategy through (i) the continued mining of the Registrant's uranium-producing properties; (ii) the processing of uranium bearing by-products; (iii) continued capital expenditures for purposes of exploration and development; (iv) the restart of developed mines currently on stand-by as economic market conditions dictate. The Registrant continues to actively pursue a variety of exploration programs and targets, primarily for uranium, in a number of countries around the world.

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

In order to process the ores mined and purchased from the Colorado Plateau, Energy Fuels commenced construction of a 2,000 ton per day mill near Blanding, Utah in June 1979 at a total cost of approximately $40 million. Known as the White Mesa Mill, the facility is a dual-circuit uranium mill

The cost of construction of the White Mesa Mill was funded in large part by Kernkraftwerk Goesgen-Daeniken AG, and Nordostschweizerische Kraftwerke AG, the former limited partners in certain of the Energy Fuels Assets (the "Swiss Utilities"), who, in consideration for this funding, acquired a 40% limited partnership interest in all of Energy Fuels' United States assets. In 1995, this 40% limited partnership interest was converted into a 9% royalty on all uranium produced and a 5% royalty on vanadium and all other minerals produced from the United States properties. The Swiss utilities have agreed to a reduction in this royalty on most properties until December 31, 2000. See "Swiss Royalty Interest".

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

In 1994, in an effort to expand into the global uranium marketplace, Energy Fuels acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia over a vast area.

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

Energy Fuels, Ltd. ("EFL") and Energy Fuels Exploration Company ("EFEX") filed for protection under Chapter 11 of the United States Bankruptcy Code on February 23, 1995. EFL and EFEX were both controlled by Benton through Energy Fuels Mining Joint Venture ("EFMJV"). EFL and EFEX were forced into bankruptcy because Benton, as controlling shareholder, caused them to guarantee certain of Benton's and Nuexco's investment and trading activities. EFMJV filed for protection under Chapter 11 on August 12, 1996.

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

         o the Colorado Plateau properties, developed and partially developed mines and exploration properties straddling the south/central Colorado and Utah border, including the West Sunday Mine Complex and the Rim Mine, both of which are currently in production. See "Colorado Plateau" and "Sunday Mine Complex".

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

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Registrant, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. The Gurvan-Saihan Joint Venture currently holds some 4 million acres of uranium exploration properties in Mongolia. See "Mongolia Property".

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

The claims relate specifically to the Carnation claims in the Sunday Mine Complex and a portion of the properties held by the Mongolia joint venture. The sublease held by the Registrant on the Carnation claims may be invalid due to the expiration of the primary lease. The Registrant is currently in the process of contacting the land owners for the purpose of entering into a new lease. If the Registrant is able to locate and enter into a new lease with all of the land owners, the claims will be nominal in amount and limited to the amounts paid for the new lease and the cost of securing such lease. If the Registrant is unable to enter into a new lease with all of the land owners, the amount of the claim will be the net value of the uranium and vanadium mineral deposits on the Carnation claims with an approximate net value to the Registrant of in excess of $1,500,000).

A portion of the properties held by the Mongolian joint venture (approximately 6.3% of the total properties) is subject to a nature reserve area. Under Mongolian Law, exploration and mining on nature reserve areas is prohibited without permission of the Mongolian government. The nature reserve area was in existence at the time of the closing of the Registrant's acquisition of Energy Fuel's assets and was not disclosed by Energy Fuels to the Registrant. The Registrant has been working with the Mongolia government on this matter and has received permission to conduct limited exploration activities on these properties. Until the results of this exploration are known, the Registrant will not be able to quantify its potential claim against Energy Fuels. In addition, the Registrant does not know at this time whether the Mongolian government will permit mining on the nature reserve area if the exploration results are positive.


During March 1999, the Registrant reached agreement with the liquidating trustee to resolve all claims asserted by the Registrant under the Acquisition Agreement. The principal terms of such settlement provide for the Registrant to be paid $200,000 from the escrow, along with the interest earnings thereon, in return for a complete release and waiver of such claims. The remaining amounts held in escrow will be distributed to the liquidating trustee. The settlement agreement for this matter has been finalized and agreed to by the parties, and approved by the Bankruptcy Court.


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

There are 105 nuclear reactors in the United States and a total of 347, worldwide, representing a total world nuclear capacity of 346 GWe. Despite lower growth in developed countries, the Uranium Institute reports in one case that world nuclear generating capacity is expected to be 355 GWe by 2000, and then grow to 422 GWe by 2010 and 483 GWe by 2020. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

Generally, uranium is mined and milled, converted, enriched and fabricated prior to use in a nuclear reactor. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined either by underground, open pit or in situ method then partially refined at a nearby Mill to produce uranium concentrates. Typically, the uranium concentrate or U3O8 or yellowcake as it is referred to in the industry, is sold by the mining companies to electricity utilities in the form of U3O8. Market participants, such as utilities, then contract with the converters, enrichers, and fuel fabricators for services to further refine the nuclear fuel for use in a nuclear reactor.

URANIUM SUPPLY AND DEMAND

According to the Uranium Institute ("UI"), annual Western World uranium consumption has increased from approximately 56 million pounds U3O8 in 1980 to about 149 million pounds U3O8 in 1998 under a base case scenario. Demand could be increased by trends toward increased plant operating capacities or reduced by premature closing of nuclear power plants.

Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (largely, inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets as further described below.

Primary world uranium production had been in decline for a decade until the first rise in production in 1995, which was reported to be 85 million pounds. Of this, Canada and Australia accounted for roughly 50% of total production. Increases continued in 1996 and 1997 to 90.9 and 92.7 million pounds, respectively. The increase in world production was short lived with a drop in production to 92.2 in 1998. Major production cut backs and delays had been announced at the end of 1998 in Canada, Australia, United States and South Africa which will result in a significant drop in production for 1999.

Secondary sources of supply cover all uranium other than primary production sourced to satisfy reactor requirements. These sources include inventories, stockpiles (primarily, government and military related) and recycled uranium. These supply sources can be held at any point of the nuclear fuel cycle and by utilities and other fuel cycle companies or by governments, alike. Each source must meet appropriate specifications to be utilized in nuclear reactors.

Inventories represent the largest portion of secondary sources of supply and can be quite difficult to quantify. Inventories include production inventories held by producers and utilities, and government and military stockpiles. Inventories are held for a variety of reasons, for instance, government policy, avoiding supply disruptions and taking advantage of favorable market prices.

In total, current inventories are estimated at over 7 years supply of the total world consumption. However, utilities have been steadily consuming inventories to reduce fuel carrying costs. It is estimated that utilities will consume 60 million pounds of uranium between 1998 and 2005. In addition, roughly 22% of the utilities carry as strategic inventories 3 or more years of reactor requirements as a matter of policy. Over the three-year period from 1995 through 1997 Western world inventories fell by 26 million pounds of uranium.

The recycling of Highly Enriched Uranium ("HEU") is a unique subset of secondary sources of supply and is accounted for separately from inventories. Surplus fissile military materials are converted from HEU into low enriched uranium ("LEU") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the "Russian HEU Agreement") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave, among other things, the United States Enrichment Corporation (as the executive sales agent) the authority to sell Russian uranium in the United States over the 20-year period under certain limits.

The USEC Privatization Act provides a framework for the orderly introduction of Russian uranium into the commercial uranium market. In March 1999, an agreement is expected to be signed between the Russian government and three western companies to purchase the Russian uranium with the U.S. government acting as a guarantor of sorts.

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

Over the last ten years, annual spot market demand averaged roughly 26 million pounds U3O8 with a record high of 42 million pounds U3O8 in 1995 followed by a low, over the period, to 9 million pounds U3O8 in 1998. Spot market prices reflect the price at which uranium may be purchased for delivery within one year. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1993 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record demand aided to push prices to $16.50 in June 1996. The drop in demand in the following three years largely attributed to a relatively steady drop in prices to $8.75 in December 1998. Recently, these prices have rebounded slightly to $10.50 in March 1999.

Trade restrictions limiting the free flow of uranium from the CIS republics into the Western World markets, including the negotiation by the DOC of amendments to the Suspension Agreements with Kazakhstan and Uzbekistan resulting in the elimination of European enrichment for uranium from these republics as a vehicle to by-pass United States import restrictions, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco") and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. Since that time, these factors have had a diminishing impact on the uranium market causing prices to over correct in a downward trend. Particularly, in the case of NUEXCO bankruptcy.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, primary production in Russia and other CIS republics, as well as supplies from Russian HEU and its other stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Analysts believe, however, that prices will continue to stabilize and begin to push higher over the next couple of years. A marked improvement in prices in the beginning of 1999 supports this idea.

COMPETITION

The Registrant markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Registrant competes primarily on the basis of price. Although the Registrant expects to be a significant United States producer of uranium, its total production will be a small percentage of total Western World production.

The uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few nations. In 1998, six (6) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), Energy Resources of Australia Ltd. ("ERA"), The RTZ Corporation PLC ("RTZ"), Uranerzbergbau-GmbH ("Uranerz") and WMC Limited, produced over 67% of total world output. Most of Western World production was from only eight nations: Canada, Niger, Australia, Namibia, South Africa, United States, France, and Gabon. In 1988, the former Soviet Union, now known as the CIS, and Mainland China began to supply significant quantities of uranium annually into Western World markets.

The Canadian uranium industry has in recent years been the leading world supplier, producing 31.3 million pounds U(3)O(8) in 1997, or about 35% of total world production.

                              THE VANADIUM MARKET

As a co-product of the production of uranium from the Colorado Plateau District ores, the Registrant will produce and sell vanadium. These deposits have been mined for over 100 years, and significant reserves remain.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China and South Africa; (ii) sludges and fly ash from the refining and burning of the U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V(2)O(5). The White Mesa Mill is capable of producing two products, ammonium metavanadate ("AMV"), an intermediate product, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V(2)O(5)"). The majority of sales are as V(2)O(5), with AMV being produced and sold on a request basis only.

Vanadium is generally produced as a by- or co-product of other metal production. In the United States, the most significant source of production has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of seven pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable. However, low prices for both uranium and vanadium in recent years have forced many producers in the Colorado Plateau District to place their facilities on standby.

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

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 5% from its current level of 130 million pounds V(2)O(5). World wide production capacity is expected to increase from its current level of 120 million pounds beginning in the year 2000, notwithstanding the Registrant's anticipated start up in 1998. Recent comments in trade journals have indicated that the major South African producers have augmented their production by the integration of their ferro-vanadium production. The net effect of reduction in the flow of V(2)O(5) from South Africa to converters in Europe and Japan, and lagging increases in production have caused consumers to scramble for feedstocks. This, coupled with projected worldwide yearly steel consumption of over 100 million tons in 1997 and 1998, and the apparent inability of Russia and China to produce enough vanadium for even their internal needs, point to sustained prices above the $2.70 per pound U(3)0(8) historical average.

Vanadium has been largely producer priced historically, but during the 1980's, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. While a very large portion of the supply continues to come from a few major producers in South Africa, the prices for the products that will be produced by the Registrant will be based on weekly quotations of the LME. Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

                               CURRENT OPERATIONS

International Uranium Corporation has focussed on the following four areas:

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

The Registrant's own production and the limited production purchased form independents has been stockpiled at the Mill, where it will be processed during the third and fourth quarter of fiscal year 1999.

The uranium concentrates produced from the processing of these ores will mark the first uranium production in the United States by conventional means in several years.

Total amounts stockpiled at the White Mesa Mill as of September 1998 totaled 44,000 tons containing approximately 200,000 pounds of recoverable U308 and approximately 1,170,000 pounds of recoverable V205.


Due to unsatisfactory commodity prices, production at the Rim Mine was put on standby in December 1998. Production at the Registrant's Sunday Mine was put on standby in June 1998. Should uranium and vanadium market prices increase to approximately $12 and $4 per pound, respectively, the Registrant would consider restarting mining activities.


PROCESSING

The White Mesa Mill has processed conventional ores for the recovery of uranium and vanadium for many years. In addition, the Registrant's license from the Nuclear Regulatory Commission gives the Registrant the right to process other uranium-bearing materials known as "alternate feeds." Alternate feeds are uranium-bearing byproduct materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Registrant can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Registrant to process these materials to recover uranium and then dispose of the remaining byproduct, instead of just directly disposing of the materials at a limited number of disposal sites. This gives the Registrant the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices.

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

The Registrant also secured several other contracts to process alternate feeds. Perhaps the most significant of these was the award of a contract to the Registrant to process over 45,000 tons of uranium-bearing soils that were excavated from a FUSRAP site near Buffalo, New York. These FUSRAP sites, which stands for Formerly Utilized Site Remedial Action Program, are former defense production sites that are being cleaned up by the U.S. Army Corps of Engineers. Previously, material excavated from these sites was only directly disposed of at a limited number of disposal sites, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded a contract to the Registrant to recycle the materials from the Buffalo site and recover uranium before disposing of the resulting tailings in the White Mesa Mill's fully licensed tailings cells. By processing these soils through the Mill for the recovery of uranium, the Registrant was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used. In addition to being more cost-effective, this recycling technology is also environmentally superior to the disposal-only option, since radioactive uranium is removed from the soils before final disposal. There are potentially several million tons of uranium-bearing soils and materials located at these former defense sites. The ability to recycle these materials through the White Mesa Mill can be a profitable business for the Registrant. However, while the progress we have made to date is considerable, there are regulatory uncertainties associated with this uranium recycling business. As noted, the Registrant's license gives the Registrant the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the Nuclear Regulatory Commission. Furthermore, these licensing actions are subject to challenge by parties that may or may not have a legitimate reason to be heard on our operations. Some of the Registrant's alternate feed projects have been challenged by the State of Utah, which believes that the State should have regulatory authority over these projects instead of the NRC. We have also seen challenges to our activities by a commercial disposal company. IUC's White Mesa Mill has been granted eight license amendments for processing alternate feeds out of eight requests, and the Registrant has successfully defended all challenges before the NRC, to date. While no guarantees can be given, the Registrant remains confident that the issues between International Uranium Corporation and the State of Utah can be resolved along with challenges to our activities by competitors.

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

EXPLORATION AND DEVELOPMENT

As part of its strategy to develop additional uranium resources, the Registrant continued its exploration program in Mongolia during 1998. The Registrant conducted 53,000 meters of exploration and resource delineation drilling during the year. This program added another 5.5 million pounds of uranium resources to the deposit discovered in the Hairhan region of the Registrant's exploration lands last year, bringing total resources in this area to 16.2 million pounds. Total resources on Company lands amenable to low cost, in situ leach mining are now approximately 23 million pounds. The Company also successfully completed an in situ leach amenability test, a precursor to a full pilot operation. The test demonstrated that the Hairhan deposit is amenable to in situ leaching with favorable recovery and reagent usage rates.


As a result of the declining uranium market during the year, the Company intends to reduce the level of its exploration drilling budget for fiscal 1999. After engaging in such a aggressive program over the last two years, 1999's efforts will concentrate on correlation and analysis of the data acquired during the past two years and the application of this work to expand our inventory of favorable exploration and development targets. The Company will also focus efforts on refining the production cost models for these projects in Mongolia.


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

MARKETING

Despite the weak uranium market, the Registrant was an active seller of U308. The Registrant delivered over 1.5 million pounds of uranium to six customers generating $19,890,300 of revenues; 16% of the material sold was produced by the Registrant from its alternate feed processing, however, the remaining 84% was purchased by the Registrant. Therefore, the Registrant was able to take advantage of the low market prices to fill existing contracts at a profit.

                                  RISK FACTORS

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings will be closely related to the long- and short-term market price of U(3)O(8) and V(2)O(5). Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the CIS and Australia.

During fiscal year 1998, U(3)O(8) prices declined from $11 on September 30, 1997 to $9.75 per pound as of September 30, 1998. V(2)O(5) prices were $4.10 on September 30, 1997, rising to $6.90 in January 1998, and declining to $5.70 as of September 30, 1998. Uranium prices have since recovered slightly to $10.50 in March 1999, while vanadium prices have continued to decline to approximately $2.80 per pound.

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

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Registrant markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the CIS and Mainland China and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent the effects of the supply of uranium from the CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to a grade suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Registrant and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

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

REPLACEMENT OF RESERVES


The Sunday Mine Complex, Rim, Arizona 1, Canyon and Reno Creek Mines are the Registrant's principal sources of uranium at this time. Unless uranium properties such as Dewey Burdock and Mongolia are developed and placed into production or other deposits on the Colorado Plateau, the Arizona Strip or elsewhere are discovered or extensions to existing ore bodies are found, the Registrant's total uranium reserves will decrease over time as its current uranium producing properties are depleted. There can be no assurance that additional uranium properties will be developed and placed into production or that the Registrant's future exploration, development and acquisition efforts will be successful.

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

The Registrant maintains insurance against certain risks that are typical in the uranium industry. This includes approximately $47,000,000 of fire and casualty insurance for damage to the mill and mining properties, $3,000,000 of business interruption insurance for the mill and mine activities caused by fire or other insured casualty, and $20,000,000 of general liability insurance. Although the Registrant maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Registrant or to other companies within the uranium mining and milling business.

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

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies in the United States and elsewhere. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Registrant's control. In addition, the international marketing of uranium is subject to certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the CIS and the agreement between the United States and Russia related to the supply of Russian HEU into the United States.

ENVIRONMENTAL RISKS

The Registrant is required to comply with environmental protection laws and regulations and permitting requirements, and the Registrant anticipates that it will be required to continue to do so in the future. The material laws and regulations that the company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, Clear Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State

Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Registrant complies with the Atomic Energy Act as amended by the Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA") by applying for and maintaining operating licenses from the U.S. Nuclear Regulatory Commission ("NRC"). Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of the National Environmental Policy Act ("NEPA"). This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. At the present time, the NRC also regulates in situ uranium mining operations. Therefore, for these types of facilities, the company must comply with the NRC licensing requirements, as well as with the Federal Land Policy Management Act, the National Park System Mining Regulations Act, and State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Registrant utilizes specific employees and consultants in order to comply with and maintain the Registrant's compliance with the above laws and regulations. Although the Registrant believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

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

MONGOLIA PROPERTY

An important component of the Registrant's business plan is the development of the Mongolia Property in Mongolia. As with any foreign operation, the Mongolia Property may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt the project, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriation of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to affect adversely the value or continued viability of the Registrant's interests in the Mongolia Property. The Registrant intends to monitor this investment with a view to anticipating political, economic or other events that may affect the Registrant's interests in the Mongolia Property.
See "Description of Property - Mongolian Property".

TITLE TO CERTAIN PROPERTIES

The Registrant may not have good title to the Carnation claims in its Sunday Mine Complex and may not have the right to mine certain of the properties held by the Mongolian joint venture. Such matters may adversely affect the ability of the Registrant to mine these properties. See discussion under "Claims Arising out of the Acquisition."

RELIANCE ON ALTERNATE FEED REVENUE; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Registrant's expected revenues and income over the next several years is expected to result from the processing of Alternate Feed Materials through the White Mesa Mill. These Alternate Feeds are ores or residues from other processing facilities that contain uranium in quantities that are either uneconomical to recover or can not be recovered at these other facilities. The Registrant has demonstrated the capability to "recycle" these Alternate Feeds through the Mill, recover whatever uranium is present, and dispose of the remaining waste in the

Registrant's tailing cells. The Mill's co-product recovery circuit also allows the Registrant to recover other valuable materials that might be present in these Alternate Feeds.

The Registrant's ability to process Alternate Feeds is dependent upon obtaining amendments to its Mill license from the NRC. There can be no assurance that the NRC will continue to issue such license amendments. See Item 1 - "Description of Business" and Item 3 - "Legal Proceedings."

Although the Registrant believes that Alternate Feed sources will continue to generate revenues and income for the Registrant over this time period, there can be no guarantees or assurance that this will be the case.

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

CONFLICTS OF INTEREST

Certain of the directors of the Registrant also serve as directors of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Registrant will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Registrant and such other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. The Registrant believes that no material conflicts of interest currently exist. Please refer to a further discussion at "Item 13 - Interest of Management in Certain Transactions".

LIMITED OPERATING HISTORY

The Registrant began its business in May 1997, following the acquisition of assets from Energy Fuels. As a result, the Registrant has had a limited history of operations. Although the Registrant was profitable for the year period ended September 30, 1998, there can be no assurance that the Registrant's operations will remain profitable.

ITEM 2.  DESCRIPTION OF PROPERTIES

The following is an overview of the properties currently held by the
Registrant:

                                WHITE MESA MILL

OVERVIEW

The White Mesa Mill is a fully permitted uranium mill with a vanadium and other co-product recovery circuit that is strategically located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill (also referred to herein as the "Mill") started in 1979, and ore was first processed in May 1980. The Mill cost $40 million to construct; with inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount. The Mill is in compliance with NRC and EPA standards and is a dual-circuit uranium mill. The Mill is a standard design with both uranium and vanadium circuits.

The ore is received at the White Mesa Mill and stockpiled. Amenability tests are run on ore lots from individual mines to determine if blending of the ores will increase overall recovery. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The White Mesa Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the solution is clarified and sent to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

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

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for another 500,000 tons of tailings solids. Thereafter, an additional cell will be needed, at a cost of approximately $2.5 million.

The current license for the Mill permits that a total of three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of nine years of operation at 2,000 tons per day.

Difficulties have been encountered with leaking seams in the liner for Cell #4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it is exposed to full sunlight. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 million for this purpose.

REQUIRED CAPITAL EXPENDITURES

Four significant capital projects are anticipated over the next three years with respect to operation of the White Mesa Mill:

--------------------------------------------------------------------------------------------------------------
ITEM                                                                                         ESTIMATED COSTS
--------------------------------------------------------------------------------------------------------------
Vanadium circuit refurbishing                                                                      $  200,000
--------------------------------------------------------------------------------------------------------------
Reclaim Cell 2                                                                                      1,675,000
--------------------------------------------------------------------------------------------------------------
Tailings Cell #4A reline                                                                            1,500,000
--------------------------------------------------------------------------------------------------------------
Additional tailings cell                                                                            2,500,000
--------------------------------------------------------------------------------------------------------------
TOTAL                                                                                              $5,875,000
--------------------------------------------------------------------------------------------------------------

RECENT OPERATIONS

Since January of 1995 the White Mesa Mill has completed four campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled ore, mainly from the Arizona Strip; the processing in 1996 of an alternate feed source, the processing in 1997 of three alternate feed sources, and in 1998, the Registrant completed a processing run of uranium-bearing tantalum residues for a major tantalum producer.

OPERATION AT REDUCED CAPACITY

Nameplate capacities of the Mill are 2000 tons per day of ore, which would yield 6 million pounds uranium per year from Arizona Strip ore or 3-1/2 million pounds per year of uranium and up to 18 million pounds per year of vanadium from Colorado Plateau ores. The Mill at its 2,000 tons per day design capacity is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore is stockpiled to provide adequate mill feed.

The Registrant has modified the White Mesa Mill to a reduced effective capacity of approximately 750 tons per day. (1050 tons per day, operating 5 of 7 days per week). This will allow the Mill to be run more frequently and will reduce the amount of time that ore is stockpiled waiting for processing. However, the unit cost of milling ore increases as the capacity of the Mill is reduced.

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

The Registrant currently plans to operate the Mill continuously to process conventional ores and/or alternate feed ores except for planned temporary shut downs in between mill runs. As mentioned above, based on the Registrant's current tailings capacity and planned construction of future tailings cells, the Registrant currently anticipates operating the mill for at least nine (9) years subject to unanticipated business and/or regulatory changes. In the future, should the Registrant choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Registrant after discussion with the NRC and reviewing costs for demolition. These estimated closure costs are summarized as follows:

                         WHITE MESA MILL CLOSURE COSTS


CATEGORY
--------
Mill dismantling and decommissioning(1)                                                           $ 1,438,636
Cover tailings cell #2(2)                                                                           1,674,447
Cover tailings cell #3(2)                                                                           2,107,991
Cover tailings cell #4A(2)(4)                                                                         304,819
Cover tailings cell #1(2)                                                                           1,663,119
Miscellaneous - management, hygiene, radiation, etc.                                                1,395,372
                                                                                                  -----------
Direct Costs                                                                                        8,584,384
Contractors' Profit @ 10%                                                                             858,438
Contingency @ 15%                                                                                   1,287,244
Licensing and bonding                                                                                 171,976
Long term care fund                                                                                   567,417
                                                                                                  -----------


TOTAL ESTIMATED COSTS                                                                             $11,469,459(3)
                                                                                                  -----------


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

(2) The tailings cells are filled up to a 5 foot freeboard then the walls are "contoured" and the cell contents covered with four layers of material- a 4 foot random fill, then a 2 foot clay cover (to stop radon emission), then another 2 feet of random fill, and finally a 2 inch top cover of crushed and compacted rock. The last layer is meant to prevent re-vegetation on the surface that root action might open as a pathway for radon emission.

       The closure plan would involve transfer of solution from Cell #4A to Cell #3, followed by sediment and the plastic lining. Cell #2 is already nearly covered; Cell #3 is partially covered.

(3) The total estimated reclamation costs are bonded. The Registrant has posted security in the amount of 65% of the bond amount. See "White Mesa Mill - Reclamation Bond".

(4) The cost estimate for reclaiming tailings Cell #4A assumes that no tailings sands are deposited in Cell #4A. Tailings sands are expected to be deposited in to Cell #4A in the second year of operations. Once tailings sands are deposited in tailings Cell #4A, the reclamation cost of that cell will be approximately $2 million.

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

                    SUMMARY OF RESERVES AND MINERAL DEPOSITS

The following is a summary of the reserves and mineral deposits that the Registrant acquired on completion of the Energy Fuels' Asset Acquisition:



----------------------------------------------------------------------------------------------
                        MILLION LBS U(3)O(8) (5)           MILLION LBS V(2)O(5) (5)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                      PROVEN/PROBABLE     MINERAL       PROVEN/PROBABLE         MINERAL
                        RESERVES(1)     DEPOSITS(2)       RESERVES(1)         DEPOSITS(2)
==============================================================================================
ARIZONA 1 MINE
(standby)                    -               1.0               -                   -
----------------------------------------------------------------------------------------------
CANYON MINE
(partially developed)        -               2.0               -                   -
----------------------------------------------------------------------------------------------
PINENUT MINE                 -               0.9               -                   -
(standby)
----------------------------------------------------------------------------------------------
COLORADO PLATEAU
(conventional mining)        1.0 (3)        10.3               7 (3)              55
----------------------------------------------------------------------------------------------
BULLFROG PROJECT
(conventional mining)        -              12.9               -                   -
----------------------------------------------------------------------------------------------
RENO CREEK
(in situ mining)             -               5.1               -                   -
----------------------------------------------------------------------------------------------
DEWEY BURDOCK (in            -                                 -                   -
situ mining)                                 6.6(4)
----------------------------------------------------------------------------------------------
GURVAN SAIHAN JV (in
situ mining)                 -                                 -                   -
                                            22.6(4)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
TOTALS                       1.0            61.4               7                  55
----------------------------------------------------------------------------------------------


(1)    As delineated by S2MS in the S2MS Report.

(2)    As stated by management of Registrant.

(3)    Does not include 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5)
       currently in the mine plan at the Rim Mine. See "Rim Mine".

(4)    Updated by Registrant.


(5) Quantities represent total minerals contained in the deposits. Registrant estimates uranium recoveries of approximately 95% for conventional mining properties and 75% for in situ properties. Vanadium recoveries are estimated at 78% of the above quantities.

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

CALCULATION OF RESERVES AND MINERAL DEPOSITS


The Registrant maintains estimates of reserves and mineral deposits on the various properties. The Registrant estimates that its properties (excluding Mongolia) contained approximately 1 million pounds of U(3)O(8) as proven and probable reserves. In addition, the Registrant estimates that there are at least another 38 million pounds of potential mineral deposits of U(3)O(8). In both cases, these estimates of mineral deposits were based upon years of historical experience in those areas. See "Arizona Strip - Exploration Potential" and "Colorado Plateau - Exploration Potential".


Of these reserves, the Registrant calculates 10.5 million pounds as minable in its current mine plan: 1 million from the Sunday Mine Complex; 0.4 million from the Rim Mine; 1 million from the Arizona 1 Mine; 3 million from the Canyon Mine (which includes 1 million pounds that are technically in the potential mineral deposit category but which management, based on years of experience with breccia pipe mines, believes will be proven as minable reserves once underground drilling is completed in the course of mine development); and 5.1 million pounds from the Reno Creek Property (to which a 75% recovery factor is applied). See "Sunday Mine Complex", "Rim Mine", "Arizona 1 Mine", "Canyon Mine" and "Reno Creek Property".

The Registrant's current mine plan covers anticipated production for the next five (5) years, assuming favorable economic and market conditions, from the Sunday Mine Complex, the Rim Mine, the Arizona 1 Mine and the Canyon Mine and anticipated production from the Reno Creek Property over its expected mine life of approximately 6 years. The Registrant's current mine plan does not address other mines that may also be brought into production during the next 5 years at various price levels of U3O8 and vanadium, nor the additional reserves and mines that are expected to be developed in the future, thereby extending the mining plan beyond 5 years.

The Registrant has accepted these reserve numbers and recovery factors as its base case, rather than the slightly lower numbers calculated by S2MS (see "S2MS Calculation of Reserves and Mineral Deposits") because it believes that the historic production on the Colorado Plateau will continue for many years to come; that past experience with breccia pipes leads to the reasonable expectation that additional reserves will be delineated in the Canyon Mine once underground drilling is completed; and that a 75% recovery factor for the Reno Creek Property is reasonable.

Furthermore, the Registrant believes that the production estimates set out in its current mine plan for the next five years can be continued for many additional years depending on commodity prices, with the additional potential on the Colorado Plateau and the Arizona Strip.

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

Based on their review, S2MS was able to delineate minable reserves of 9.1 million pounds. However, S2MS was unable to delineate all of the reserves in the Registrant's mine plan. The reserve estimates for the Arizona 1 Mine of 1 million pounds of U(3)O(8) were confirmed. However, because S2MS was not able to recognize formally the additional 1 million pounds that the Registrant delineated as minable reserves at the Canyon Mine once underground drilling is completed, S2MS was only able to delineate 2 million pounds of U(3)O(8) at the Canyon Mine. Finally S2MS applied a recovery factor of 65% to the reserves at the Reno Creek Property, compared to the 75% recovery factor applied by the Registrant, thereby reducing the number of pounds of uranium that is expected to be recovered from those reserves by approximately 500,000 pounds. In addition, as S2MS was not asked to review the Rim Mine, the 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5) in the current mine plan for the Rim Mine were not included in S2MS's report. See "Rim Mine".

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

                           COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950's this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987 but once again ceased in 1990. Total production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Registrant) in the Uravan area is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

EXPLORATION POTENTIAL

The types of uranium reserves found in the Colorado Plateau were deposited as alluvial fans by braided streams. The shape and size of the ore seams are extremely variable. As a result, exploration and mining have historically to a large part involved conducting exploration to find a seam and then merely following its erratic path, with little additional exploration other than development drilling in the course of following the seam. This is unlike other types of mining where ore bodies are almost completely delineated by explorative drilling prior to mining.

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

Based on this history of production from the Colorado Plateau, the Registrant believes that the potential to continue this pattern of production exists and that additional reserves will be delineated each year as mining continues.

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

The Salt Wash Member consists of light gray to light brown sandstones interbedded with red-green siltstones and mudstones. The sandstones, which are generally fine-grained and well to moderately sorted, are considered to have been deposited as alluvial fans by braided streams. The mineralization occurs in the lenticular sandstone deposits as tabular, elongate bodies generally parallel to the bedding following the palaeo-channels. All of the large deposits within the Morrison Formation are in the upper sandstone lens of the Salt Wash Member, commonly known as the third rim. Fine-grained uraninite is the dominant uranium mineral accompanied by lesser amounts of coffinite. The chief vanadium mineral is nontrosite. In the oxidized parts of the deposits the distinctive yellow coloured uranyl-vanadate mineral, carnotite, is common.

Individual deposits are small, varying in length from a few hundred to several thousand feet and in width from a hundred to a thousand feet. Thicknessesses vary from a few inches to several tens of feet, but generally average between two to five feet. Mines often contain several such ore bodies. The host sediments are generally flat lying to low dipping with little structural deformation.

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

The bulk of the reserves and mineral deposits and the nearest term mining potential in the Colorado Plateau District are contained in three areas, the Sunday Mine Complex, the Deer Creek complex, which includes the La Sal and Pandora, mines and the East Canyon Area, which includes the Rim Mine, all of these areas have developed, permitted mines, with the Sunday and Rim Mines currently in production. Production at certain other mines in these areas could be resumed on relatively short notice. Given the limited time available, only the Sunday Mine Complex, which is currently in production, was examined by S2MS. See "Sunday Mine Complex".

                              SUNDAY MINE COMPLEX

OVERVIEW

The Sunday Mine Complex is located in the Colorado Plateau District of Colorado approximately 100 miles by road from the White Mesa Mill. Access is by state highway and county roads. The Sunday Mine Complex is comprised of the Sunday, West Sunday, Carnation, Topaz, Le May and Leonard Clark zones which are contiguous or near contiguous partially worked mines and virgin exploration areas. The Sunday Mine Complex is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard BLM mining claims, some of which were owned outright and some of which were purchased or leased from former holders and are subject to various NSR royalty agreements. The Sunday Mine Complex is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District".

PERMITTING

The Sunday Mine Complex is permitted for mining. However, recent changes in Colorado laws gives the Colorado state authorities the right to require mines such as the Sunday Mine Complex in certain circumstances to submit a revised Environmental Protection Plan for approval when mining activities are re-initiated. See "Permitting". Mining activities have commenced at the Sunday Mine Complex and as of the filing date the Registrant has not been notified of any additional permitting requirements.

GEOLOGICAL MINERAL DEPOSITS


The geological mineral deposits of the Sunday Mine Complex, calculated by the Registrant, are 845,400 tons grading approximately 0.21% U(3)O(8) and approximately 1.40% V(2)O(5) containing 3,493,700 pounds of U(3)O(8) and 23,612,300 pounds of V(2)O(5). As of September 30, 1998, the Registrant had produced 37,100 tons of ore from these deposits.

Prior to the acquisition of the Energy Fuels assets, the Registrant asked S2MS to evaluate the Sunday Mine Complex reserve estimates. Due to time constraints, an assessment of the reserve by S2MS focused on the West Sunday area and new areas immediately available to new development from the West Sunday workings. These are the Le May zone, Leonard Clark zone and West Sunday zone itself. In addition, S2MS spent some time attempting to verify the mineral deposit estimate for the Sunday and Carnation zones but found that there was not sufficient data to verify all these mineral deposits, in the time available.

The final probable mineral deposits for the Sunday Mine Complex zones calculated by S2MS, including approximately 50,000 tons from the Carnation zone, were 318,190 tons grading approximately 0.25% U(3)O(8) and approximately 1.69% V(2)O(5) containing 1,594,690 pounds of U(3)O(8) and 10,682,050 pounds of V(2)O(5).


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

SUNDAY MINE COMPLEX - MINING

MINABLE RESERVES


The Registrant's mineral deposit for the Sunday Mine Complex includes a total of 845,400 tons at 1.40% V(2)O(5) and 0.21% U(3)O(8). As discussed above, only a portion of the deposit areas addressed in that statement were independently verified by S2MS and included in the S2MS Report. Based on the mineral deposits that S2MS was able to verify with the available data, minable reserves as calculated by S2MS were 221,579 tons grading approximately 0.24% U(3)O(8) and approximately 1.67% V(2)O(5), containing 1,070,124 pounds of U(3)O(8) and 7,393,822 pounds of V(2)O(5).


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

The Sunday Mine Complex is an operating mine and as such has all the necessary facilities required for operations. Adjacent to the West Sunday portal is a building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Sunday portal one building houses a four bay maintenance shop and a second building provides a change room and offices. There are several other utility buildings as well at this site. As the Sunday Mine was operated as a separate mine it is set up as a stand-alone facility with all the required services installed. An additional building housing a compressor is located on the hill above the West Sunday. A number of ventilation fans remain installed on the collar of ventilation raises.


Additional access and ventilation development is required for mining of certain ore zones. A 2,400-foot long drift from the Topaz to the Le May zone is being driven and a new 700-foot long vertical borehole to surface would be bored to supply ventilation to the zone. To further develop the West Sunday deposit, 600 feet of additional drifting is required to connect the upper and lower West Sunday ore zones. The Registrant has completed 2226 feet of drift development to date. However, these activities were placed on standby in October 1998, due to low commodity prices.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established but rather both the sizes of the rooms and the pillars is left up to the operators on a day to day basis. Whenever possible, pillars would be left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.


Because of the limited thickness of the reserve, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the reserve zones closely and by the technique of "split shooting" wherein the reserve and waste are blasted separately in a two-stage operation.


Miners are generally organized into small production teams, each operating in a different area of the mine. Drilling is carried out by hand held jacklegs. Each drill crew is assigned a vehicle equipped with a full set of gear for drilling so that location changes can be made quickly and efficiently. Mucking is accomplished by one or two cubic yard scooptrams loading ore or waste into 8 or 10 ton trucks for haulage to surface. Ore is dumped in a stockpile near the portal collar.

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

The Registrant began actual ore production from the Sunday Mine Complex in November of 1997 after several months of mine dewatering and general refurbishment. The Registrant also began refurbishment of the old Topaz decling, and driving new decline toward the LeMay orebody. As of the end of September 1998, the Registrant had produced 37,100 tons of ore.

OPERATING COSTS

The Registrant based on experience and expected vanadium prices estimates that its total mining and milling costs will be in the range of $9.00 to $14.00 per pound of uranium produced from the Sunday Mine Complex.

The Registrant has contracted out a portion of the east-end of the Sunday Mine Complex (the GMG area) to an independent contractor. The contract is an all-inclusive one in which the contractor is responsible for all mining activities and support services. The contractor pays for power, fuel, maintenance of all equipment and buildings, roads, as well as direct mining costs. The Registrant compensates the contractor by paying the contractor for tons of ore delivered at the White Mesa Mill. To encourage good grade control, the mining contract is set up to pay a premium for increasing ore grade relative to the reserve grade. The payment basis is recalculated monthly based on the current market prices of uranium and vanadium. The contractor assumes all risk for profit and loss based on his ability to maintain profitable quantities and grades of ore from a mostly depleted reserve area.

PURCHASED ORE

In order to supplement its own mining operations and production, the Registrant has entered into agreements with other independent miners in the Colorado Plateau region to purchase their ore based on a schedule which takes into account the U(3)O(8) and V(2)O(5) content of the ore, current market prices, and appropriate discounts for milling costs and profits. These purchase prices compare favorably with the company's own mining costs for similar ore.

                                    RIM MINE

OVERVIEW

The Rim Mine is located in the Colorado Plateau District of Utah approximately 60 miles by road from the White Mesa Mill. Access is by state highway and county roads. The Rim Mine is comprised of the Rim, Cressler, Columbus, and Humbug claims, which are contiguous or near contiguous partially worked mines and virgin exploration areas. The Rim Mine is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard load mining claims, some of which are owned outright and some of which are leased and are subject to various royalty agreements. The Rim Mine is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District."

PERMITTING

The Rim Mine is permitted for mining by the State of Utah Division of Oil, Gas and Mining. The Mine has a current Utah NPDES (National Pollution Discharge Elimination System) Permit allowing for treatment and discharge of excess mine water.

GEOLOGICAL MINERAL DEPOSITS


The mineral deposits of the Rim Mine, calculated by the Registrant, are 108,000 tons grading approximately 0.18% U(3)O(8) and approximately 1.72% V(2)O(5) containing approximately 394,800 pounds of U(3)O(8) and approximately 3,712,400 pounds of V(2)O(5). The Registrant projects an additional 40,000 tons of mineral deposits based on geologic favorability and nearness to the known orebody at the Rim Mine. These mineral deposits contain 152,000 pounds of U(3)O(8) and 1,528,000 pounds of V(2)O(5) at grades of 0.19% U(3)O(8) and 1.91% V(2)O(5).


MINABLE RESERVES


The Registrant's reserve for the Rim Mine includes a total of 100,000 tons at 0.182% U(3)O(8) and 1.73% V(2)O(5) containing 364,000 pounds of U(3)O(8) and
3,460,000 pounds of V(2)O(5).


MINE DEVELOPMENT

The Rim Mine is accessed by a single vertical shaft, 500 feet in depth, and a decline from the adjacent canyon wall. The decline grades at approximately minus 6%, and is collared in the valley wall and generally follows the ore zones down.

The Rim Mine was an operating mine when it was shut down in 1990. The Registrant re-commenced mining activities in early 1998. Adjacent to the shaft is a small building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Rim portal only basic surface facilities are in place. The mine plan calls for ventilation and mine dewatering to be facilitated through the vertical shaft and for all mine waste and ore removal to take place through the decline. The mine was allowed to flood after it was shut down in 1990, and consequently required a significant amount of cleanout and repair prior to mining.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established but rather both the sizes of the rooms and the pillars are left up to the operators on a day by day basis. Whenever possible, pillars are left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.


Because of the limited thickness of the reserve, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the reserve zones closely and by the technique of "split shooting" wherein the ore and waste are blasted separately in a two-stage operation.


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


The Registrant began actual production from the Rim Mine in January of 1998 after three months of mine dewatering and general refurbishment. As of the end of September 1998, the contractor had produced 3,700 tons of ore. In December of 1998, this mine was put on standby due to low commodity prices.


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

Currently the Registrant has four mines in the Arizona Strip district, all of which are permitted and have identified mineral reserves remaining. These are the Kanab North, Pinenut, Arizona 1, and the Canyon. Due to time constraint only two mines; the Arizona 1 and Canyon, are parts of the S2MS Report.

There is a central office, maintenance shop, and equipment storage facility at Fredonia, Arizona to service the Arizona Strip mines. Fredonia is located north of the Grand Canyon and approximately 45 miles from the Arizona 1 Mine. The Canyon Mine is approximately 80 miles directly south of the Fredonia facility but due to the Grand Canyon, the mine is over 200 road miles away, accessed via highway 180.

Ore from both mines can be hauled by truck from the mine site to the White Mesa Mill. The Arizona 1 Mine is 307 road miles and the Canyon Mine is 316 road miles from the Mill.

DEVELOPMENT SEQUENCE IN THE ARIZONA STRIP


The mineral deposit zones occur in collapsed breccia pipes and range from 1,000 to 1,800 feet below surface with a vertical extent of up to 600 feet thick. Each of the mines in the Arizona Strip consists of one breccia pipe. The pipes typically are 200 to 400 feet in diameter. Within this envelope the deposit can be at times massive but often is irregular and discontinuous. Some ore has also been mined in "ring fractures" just outside the limits of the pipes.

Definition of the mineral deposit for these breccia pipe uranium ore bodies is, by necessity a two stage process. Drilling from the surface provides the initial data of depth, thickness and grade of ore intercepts determined by downhole natural gamma logging. Depending on the diameter of the pipe, which ranges from 200 to 400 feet, as many as 40 surface holes, controlled to minimize drift, are completed, logged and drift surveyed.


From this surface drill data, computed proven, probable and possible reserves are utilized for the decision as to whether or not the sinking of a shaft is feasible.

A 1,000 to 1,600 foot deep shaft is generally required to access the deposits. In the case of the Hack Canyon I, II, and III mines, access was obtained through declines driven from nearby canyons. The average cost for sinking a shaft is approximately $1,900 per foot.

Once the shaft sinking commences and stations are cut, the second phase of reserve definition commences. Arrays of long holes and diamond core holes are completed from the stations cut as the shaft sinking continues to total depth. From natural gamma logs of the long holes and core holes, integrated and correlated with the surface drill data, a final proven reserve is computed and is regarded as the final feasibility study reserve.


In the case of the Arizona 1 Mine where the shaft is completed, the requisite long hole and core drilling, ore definition is complete.

The Canyon Mine shaft is not complete, necessitating mineral deposit definition from surface drilling only. Based on past experience, Energy Fuels projected that a significant amount of further mineral deposits would be delineated once underground drilling is completed.

An Energy Fuels feasibility study dated January 15, 1996 for Canyon Mine attributed a mineral deposit of 3,094,000 pounds U(3)O(8) contained in 182,000 ore tons at 0.850% (e)U(3)O(8). S2MS supports only about 2/3 of this in its current assessment. However, in the S2MS Report, S2MS notes that a portion of the Canyon Mine breccia pipe has not been evaluated/drilled from the surface and underground drilling has not been conducted. S2MS also notes that Energy Fuels stated that it is realistic to expect that "fracture/ring ore" will be discovered and that the calculated deposit will be extended to the 3 million pound mineral deposit used in the above cited Energy Fuels feasibility study.


Typically, the life cycle of an Arizona Strip mine is approximately eight years. The permitting process takes approximately one to two years. The average mine development and mining phase takes approximately five years, and the average decommissioning reclamation period is less than one year.

HISTORIC MINING METHODS


The mineral deposit zones are quite irregular in shape and can vary from large areas several hundreds of feet high and wide to small lenses and discontinuous pods. As a consequence, combinations of mining methods are used to mine the breccia pipe mineral deposit.


Blasthole or slot mining is used to mine the larger zones. The smaller irregular pods are mined with conventional methods, which include random room and pillar, shrinkage, and open stoping. Following mining, all the stopes are left open with no backfilling.

To develop a mine, four or five shaft stations spaced 200 feet apart are excavated and drifts driven from them to establish the main production levels. Raises are driven between the levels for ventilation and ore/waste transfer. A ventilation supply incline is driven around the ore body as a slusher ramp. Sublevels are driven from the incline at vertical spacings to provide access for initial stope/slot development and conventional mining.

BACKGROUND GEOLOGY

Breccia pipes are collapse features engendered by cavern dissolution in the Redwall Limestone, some 3,000 feet below present day surface. Overlying sediments fracture as the cavern size increases and ultimately collapse forming a pipe-like structure, which is filled with the rubble of the sediments. Uranium mineralization occurs in this brecciated rock, forming deposits 200 to 400 feet in diameter, some 600 feet thick at depths up to 1,800 feet.

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

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

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


Energy Fuels targeted 32 mineralized breccia pipes for further exploration, and based on past experience believed that these pipes could have mineral deposits of 40 million pounds of uranium.

S2MS concluded that several up-side elements exist for the identification of additional deposits in the Arizona Strip. They were:

1. Energy Fuels' observation that portions of the Canyon Mine pipe was not explored by the surface drilling. These untested areas must be accorded potential for hosting additional deposits. That potential could not be quantified by S2MS.


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


Estimated minable diluted recoverable mineral deposits for Arizona 1 are shown by S2MS as 80,085 tons grading approximately 0.651% U(3)O(8) resulting in 1,043,149 pounds of U(3)O(8).


PERMITTING

The Arizona 1 Mine is fully permitted for mining.

EXISTING MINE FACILITIES

Site construction for the Arizona 1 Mine began in March 1990. Work was suspended and the project put on standby status in March 1992. The site is fully developed to support the resumption of production except for minor repairs.

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

MINABLE RESERVES


The mineral deposits are 129,000 tons in the proven and probable category at a grade of 0.801% U(3)O(8). All deposits are estimated from 24 near vertical holes drilled from the surface.

Minable, diluted, recoverable ore deposits were estimated by S2MS as 108,168 tons grading approximately 0.902% U(3)O(8) resulting in 1,950,948 pounds of U(3)O(8).


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

                                  PINENUT MINE

LOCATION AND ACCESS


The Pinenut Mine is located approximately 58 miles from Fredonia, Arizona and approximately 13 road miles from the Arizona 1 Mine. Access is by state highway and well-maintained gravel road. The mine is 317 miles from the White Mesa Mill. The shaft is complete to 1,380 feet and 25,807 tons at 1.02% uranium have already been mined and 526,350 pounds of uranium produced. Pinenut is permitted. The current deposit according to the Registrant is:


                       PINENUT POTENTIAL MINERAL DEPOSITS

-----------------------------------------------------------------------------------------------------------
                          CATEGORY                                   MINERAL          GRADE      TOTAL LBS.
                                                                     DEPOSIT          %U(3)O(8)    U(3)O(8)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Low grade:                                                        109,990 tons         0.416        913,900
-----------------------------------------------------------------------------------------------------------
High grade:                                                        58,700 tons         0.463        543,200
-----------------------------------------------------------------------------------------------------------

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

HISTORY OF THE PROPERTY

Exxon Minerals conducted reconnaissance in the area in 1974 and 1975 and staked their first "Bullfrog" claims in 1975 and 1976. A first phase drilling program in 1977 resulted in the discovery of what is now called the Southwest Deposit. Additional claims were subsequently staked, and both Exxon's exploration and pre-development groups continued drilling. Several ore pods were discovered in the Southwest and Copper bench areas, and ore grade mineralization was also discovered in the Indian Bench area. Because of declining uranium market trends, Exxon decided not to proceed with development of the Bullfrog property. The property was sold to Atlas in July 1982. Between July 1982 and July 1983, Atlas completed 112 drill holes and delineated the Southwest and Copper Bench deposits on approximately 100-foot centers. Between July 1983 and March 1984, Atlas completed an additional 40 hole core drilling program on the Bullfrog property as well as a 133 rotary drill hole program to delineate the Indian Bench deposit on approximately 200-foot centers. Atlas was unable to sell the property, and in 1991 returned the claims to Exxon. Thereafter, Energy Fuels purchased the claims in 1992.

More than 2,200 rotary drill holes have been completed on the Bullfrog property. Based on this drilling, independent consultants have estimated a mineral deposit of some 2.6 million tons at an average grade of 0.385% U(3)O(8) containing 20.1 million pounds U(3)O(8) and 60 million pounds V(2)O(5). Not the entire prospect has been thoroughly explored, and excellent potential exists to identify additional reserves.


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

In the ISL process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where the uranium is removed from the solution and processed to a dried form of uranium, which is shipped to conversion facilities for sale to public utilities.

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

COMPARISON OF RESERVES

Most ISL properties have relatively low grades of uranium. The ISL process was designed to mine low-grade ores out of permeable sands in a cost-effective way. Given the nature of these ores and of the ISL process, the thickness of the ore deposits is very important in determining the value of the ore deposit. As a result, the grade multiplied by the thickness, or "GT", is commonly used to compare ore deposits that are amenable to the ISL process. Generally ISL projects in the United States have average GT's of between 1 and 2 (ft % U(3)O(8)).

                              RENO CREEK PROPERTY

DESCRIPTION, LOCATION AND ACCESS

The Reno Creek Property is a proposed uranium ISL mine project located in the Powder River Basin of northeastern Wyoming, 47 miles south of Gillette. Access to the property is by state highway, which cuts through the property.

A 3,613 acre mine permit area currently embraces 5 mining units, 4 of which would be mined under current plans. The units to be mined are designated mine units I-IV. Reno South, a sixth mining unit, is a uranium ore body 2 to 4 miles south of the permit area and is included in the ore reserve attributed to the project but is not yet in the current permit application. The permit area includes 4 mine units, together with the planned processing facility and ancillary installations.

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


MINERAL DEPOSITS


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


The Registrant attributes a total mineral deposit to the project of 5,100,000 pounds U(3)O(8) with average thickness ranging from 14 to 17 feet. Average grades are from 0.066 to 0.081% U(3)O(8). The Registrant applies a 75% recovery factor, resulting in 3.8 million pounds recoverable. Average GT values at Reno Creek range from 1.0 to 1.4.

POTENTIAL FOR ADDITIONAL MINERAL DEPOSITS

Reno Creek displays significant potential for definition of additional deposits both within the project area and from properties adjacent or near the project.

Within the project area, potential deposit increases fall into two categories:

1. A 1988 study prepared by Union Pacific Resources quoted reserves attributable to the project of 10.1 million pounds (e)U(3)O(8). This 1988 deposit utilized a minimum of 20 feet of hydrologic head above the ore.

     The 10.1 million pound 1988 deposit quotation is 5 million pounds
     (e)U(3)O(8) greater than the mineral deposit now assigned the project.

2. Further deposit additions may come from delineation drilling about and between identified deposit blocks. Also, wide spaced drilling has identified ore grade intercepts in isolated holes. Additional drilling is necessary to explore this potential.

Outside the project area, properties adjacent and nearby host drilled uranium mineralization and, consequently, the potential for acquisition of additional deposits also exists. For example, the Registrant attributes about 3.2 million pounds (e)U(3)O(8) to a nearby property.


ISL PILOT PLANT


In the 1980's, a field pilot plant was operated on the property. Using information from the pilot plant, a feasibility study for building and operating a 4,000 gallon-per-minute ISL capable of producing about 900,000 pounds of yellowcake per year for about eleven years was completed in 1987. In 1995-96, the mine plan and costs were updated. The current plan is a 3,200 gallon-per-minute facility capable of producing 800,000 pounds of yellowcake per year for about six years. This plan is for the extraction of only a portion of the deposit used in the 1989 study. The recent study shows more attractive economics by selectively mining the highest quality areas of the deposit.


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

MINERAL DEPOSIT ESTIMATE

DATA BASE

The total project mineral deposit is 6.66 million pounds U(3)O(8) with an average GT grade-thickness of 1.28 (ft.% U(3)O(8)). Additional geologic potential in excess of 1 million pounds of U(3)O(8) is projected on known trends within the leased properties, but these trends have not been adequately evaluated by drilling.

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

AGRICULTURE

Agricultural production in Mongolia is focused on animal husbandry and crop farming (wheat, barley, oats, and vegetables). The national livestock herd is
31.3 million animals, comprised of 14.2 million sheep, 10.3 million goats, 3.6 million cattle, 2.9 million horses, and over 355,000 camels. Mongolia accounts for more than 25% of world cashmere output and also exports skins, hides, wool, meat and other animal products.

Crop farming is relatively new in the country and was developed through large state farms. The most important crop is wheat, and the maximum arable area is 1,332,000 hectares. The government has drafted plans to privatize all state farms and croplands by the end of 1998.

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

Energy Fuels was one of the first firms to establish an international joint venture in the minerals sector in Mongolia. A Joint Venture Founding Agreement was created between the parties in the venture, and a Mineral Agreement was entered into between the Joint Venture and the government of Mongolia. This Mineral Agreement serves as the definitive grant and authorization for the Joint Venture to conduct uranium exploration development, and mining in Mongolia.

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

The contributions of each member to the Joint Venture are described below. GRZ contributed the historical data and records from past uranium exploration work in Mongolia. URAN contributed the grant of mineral rights and the necessary licenses and permits. Energy Fuels contributed $4 million in cash which was used for exploration operations. GRZ and URAN were each granted a 15% interest in the joint venture and Energy Fuels was granted a 70% interest.

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

LOCATION AND PHYSICAL FEATURES

The Mongolian joint venture is comprised of five separate concession blocks, in the original grant by the Mongolian government that cover a total area of 12,100 square kilometers in central eastern Mongolia. Based on encouraging exploration results in the 1996 and 1997 field seasons, the joint venture added 4365 square kilometers in eight additional parcels in early 1998. Following reconnaissance exploration in 1998, four of the eight new areas were dropped; the total land position of the joint venture as of early 1999 is 14,780 square kilometers.

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

Following the 1996 exploration results, drilling was increased substantially in 1997 and 1998. Emphasis shifted from the Choir Depression to the Hairhan Depression and the Ulziit Depression. A summary of joint venture drilling is presented on the following table:

                         DRILLING ACTIVITIES IN METERS

---------------------------------------------------------------------------------------------------------------------
  DEPRESSION
    AREA                      1994                1996               1997                1998               TOTAL
---------------------------------------------------------------------------------------------------------------------
Choir                             8,439              25,699             18,816                   -             52,954
---------------------------------------------------------------------------------------------------------------------
Hairhan                               -               1,014             32,426              33,058             66,498
---------------------------------------------------------------------------------------------------------------------
Gurvan Saihan                         -               3,495                  -                   -              3,495
---------------------------------------------------------------------------------------------------------------------
Ulziit                                -                   -              4,179              16,900             21,079
---------------------------------------------------------------------------------------------------------------------
Undurshil                             -                   -                  -               2,360              2,360
---------------------------------------------------------------------------------------------------------------------
New Properties                        -                   -                  -                 672                672
---------------------------------------------------------------------------------------------------------------------
Total:                            8,439              30,208             55,421              52,990            147,058
---------------------------------------------------------------------------------------------------------------------

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

The uranium mineralization is found in paleo channels and alluvial/fluvial systems and is thought to have been deposited from solutions percolating through the porous sandstones and precipitating uranium at reducing interfaces with organic detritus. The granites as the most likely sources, and consequently rate the areas of the depressions flanked by granitic rocks as the most prospective. The main uranium minerals in the reducing environment below the water table are uraninite and coffinite. Above the water table, a number of different secondary minerals have been identified and include autunite, torbernite, bergenite and phosphuranylite. Geochemical studies show that small amounts of RE, rhenium and selenium accompany the uranium mineralization.

THE HARAAT DEPOSIT

Two areas of mineralization have been identified and drilled on close spacing at Haraat; these are referred to as the N1 and N2 ore bodies. In addition, a number of outlying mineralized areas have been delineated, but they are not as extensively drilled.


Mineral deposit estimates were prepared in 1997 for the Haraat area. The estimation methodology, utilizing a 0.01% U cutoff, is basically a block or polygonal technique wherein ore-being coefficient and average thickness and grade values are determined for each mineralized area. The mineral deposits in the most heavily investigated areas, the N-1 and N-2 deposits, were calculated by a joint American-Russian team in early 1997; the combined mineral deposits total for the Haraat area deposits is presented in the following table:

BELOW WATER TABLE

AREA                  GRADE (%U(3)O(8))  POUNDS U(3)O(8)       THICKNESS(ft)
---------------------------------------------------------------------------
 Haraat N-1 & N-2            0.046          2,787,000          26.7
 Shar Oortsog                0.018          2,146,000           9.9
 Haraat West                 0.025          1,089,000           9.2
 Haraat East                 0.030            375,000           4.7
                             -----          ---------          ----
      Subtotal               0.027          6,397,000          13.8


ABOVE WATER TABLE

 Haraat N-1 & N-2            0.025         16,084,000          19.8
 Shar Oortsog                0.025          6,983,000           7.1
 Haraat West                 0.018          1,641,000          10.2
 Haraat East                 0.026          9,600,000          10.6
                             -----         ----------          ----
      Subtotal               0.024         34,308,000          13.8


     Total  Mineral Deposits = 40,705,300 Pounds U(3)O(8)


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

Proven and probable mineral deposits have been calculated as of the end of 1998 at 0.024% U(3)O(8) cutoff for the area of detail drilling at Hairhan.

                                                                        AVERAGE GT
        ZONE                 THICKNESS (ft)        GRADE (%U(3)O(8))     (ft. %)      POUNDS U(3)O(8)
        ----                 --------------        -----------------    -----------   ---------------
         f2                      15.1                 0.078                1.18             994,000
         f5.25                   33.8                 0.061                2.05           4,876,000
         f7.5                    26.2                 0.114                3.00           4,777,000
         f8.5                    22.3                 0.097                2.17           2,077,000
         f12                     39.1                 0.072                2.81           2,361,000
         f18-fM                  16.2                 0.106                1.72           1,103,000
         ------                  ----                 -----                ----           ---------
         Total                   27.1                 0.084                2.27          16,188,000

TOTAL = 16,188,000 Pounds U(3)O(8)
AVG THICKNESS 27.1 Feet
AVG GRADE = .084% U(3)O(8)

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

The substantially richer deposit at Hairhan, coupled with the fact that the ore is below the water table, has elevated Hairhan ahead of Haraat as a potential commercial project. Although laboratory and field data are encouraging, full scale testing must be successfully conducted to confirm the operating parameters and costs for an ISL mine in Mongolia.

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

Reconnaissance drilling was also conducted in 1998 in the Undurshil Depression. This work determined that much of the Undurshil Depression is not as prospective as the other areas held by the joint venture.

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

In 1995, DMG notified Energy Fuels that they believed that the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. Therefore, if mining activities are re-initiated at these mines, the DMG reserved the right to submit a new notice of determination, which may require additional environmental review. As of this filing date, the Registrant has not been notified of any additional permitting requirements relating to its current mining activities at the Sunday Mine Complex.

CANYON MINE

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is near the southern rim of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the invitation of an environmental impact statement process by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan of Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site when the appeals were determined due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Registrant is currently permitted to commence mining at the Canyon Mine during submittal, review and update to the Aquifer Protection Permit.

PINENUT AND KANAB NORTH MINES

As with the Canyon Mine, these mines both require that an Aquifer Protection Permit be obtained. Energy Fuels did not expect that there will be any problems of any significance in obtaining this permit and is currently permitted to commence mining at each of these mines during submittal, review and update to these Aquifer Protection Permits.

RENO CREEK PROPERTY

Energy Fuels filed applications for commercial operating licenses and permits to mine the Reno Creek by ISL methods. In January 1995, the Wyoming Department of Environmental Quality declared the Reno Creek Mine Permit application complete, and the applications are now in the technical review phase.

The Registrant re-initiated commercial permitting late in 1997. The Permit to Mine from the Wyoming Department of Environmental Quality is in final review. Permits have been obtained to construct a Storage Reservoir and to install two Class Waste Injection Wells. Upon completion of review by the State of Wyoming, final application review will be conducted by the U.S. Regulatory Commission for a Source Material License. All commercial permitting is expected to be completed in 1999.

                                  RECLAMATION

The Registrant is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels on the Acquisition.

The total amount of the estimated reclamation liability is approximately $13,265,000 with cash of approximately $8 million securing the liability. All of the Registrant's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $11.5 million. The Registrant has posted a reclamation's bond to the NRC for this amount.

                             SWISS ROYALTY INTEREST

As consideration for funding a large part of the cost of construction of the White Mesa Mill, the Swiss Utilities acquired a 40% limited partnership interest in all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled ore, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and Mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties, into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty will apply to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, a portion of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest does not apply to the Mongolia Property, nor to any tolled ore, or purchased ore from third parties, or Alternate Feeds that are processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

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

                         INTERCOMPANY ROYALTY INTEREST

The Registrant has purchased production royalties from International Uranium Holdings Corporation and its 100% owned subsidiaries for a total purchase price of approximately $25 million. This amount will be repaid from future production.

                           OTHER ASSETS OF REGISTRANT

EMPLOYEES

The Registrant currently employs a total of 141 people, of which 22 are located at the head office in Denver, 83 are located at the White Mesa Mill, 34 are located at the Colorado Plateau offices and the Sunday Mine, and two are located at the Fredonia, Arizona field office for the Arizona Strip.

ADMINISTRATIVE OFFICES

The Registrant has a head office in Denver, Colorado, as well as field offices in Fredonia, Arizona, Dove Creek, Colorado and Blanding, Utah.

EQUIPMENT

The Registrant has extensive mining and milling equipment capable of sustaining operations at the four mines that the Registrant has included in its business plan, with only a few additions.

SUPPLY CONTRACTS

The Registrant currently has entered into uranium supply contracts with certain U.S. and foreign customers under which the Registrant has the obligation to supply to those utilities a total of approximately 2,900,000 pounds of uranium during the next 5 years at prices in excess of the Registrants current estimated mining costs.

ITEM 3.  LEGAL PROCEEDINGS

On July 23, 1998, the Nuclear Regulatory Commission (the "NRC") issued an amendment to the Registrant's mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the NRC for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the NRC Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the Commission on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivera appeal. This appeal is pending.

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Registrant's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulates two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. Section 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Registrant was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleges that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues was amicably resolved between the parties (Utah indicated to the Registrant that its concerns that the alternate feed material might contain hazardous wastes was resolved by additional analytical and other data which was forwarded to Utah by the Registrant). On February 9, 1999, the NRC Presiding Officer ruled in favor of the Registrant on the second issue, finding that the Registrant's license amendment met all of the requirements of the applicable statutes and regulations and was appropriately granted. The State of Utah has indicated it intends to appeal the decision of the NRC Presiding Officer to the Commissioners of the NRC for review. While the Registrant believes that the NRC Presiding Officer's decision was legally correct, there can be no assurance that such decision will be upheld on appeal.

On October 15, 1998, the Registrant submitted a request to the NRC to amend the Registrant's Mill license to allow for the receipt and processing of additional FUSRAP alternate feed materials (the "Ashland 1 Materials"). This amendment relating to the Ashland 1 Materials was approved and issued in February 1999. Anticipating that the license amendment for the Ashland 1 Materials would be granted, on December 2, 1998, the State of Utah filed a petition requesting a hearing on the requested Ashland 1 license amendment, on essentially the same grounds as for the Ashland 2 amendment. On December 18, the Registrant responded by not contesting the State's request for a hearing.

In addition to the State of Utah, Envirocare, Pack Creek Ranch Company, a group called the Concerned Citizens of Utah and the Navajo Utah Commission filed petitions requesting a hearing on the Ashland 1 license amendment. The Registrant has filed submissions with the NRC Presiding Officer assigned to the Ashland 1 license amendment opposing standing with respect to each of these additional submissions. No hearing schedule has yet been set for the Ashland 1 license amendment.

The Registrant is vigorously defending its positions and the validity of the license amendment or proposed license amendment in all of the foregoing described actions. If the Registrant does not ultimately prevail in such actions and any appeals therefrom, the Registrant's ability to process alternate feeds containing lower levels of uranium, in certain circumstances, may be adversely effected since NRC license amendments are required for each alternate feed transaction.

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


        ------------------------------------------------------------------------------------------------------------
        IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
        ------------------------------------------------------------------------------------------------------------
        Adolf H. Lundin                                                22,500,000(1)                      34.3%
        ------------------------------------------------------------------------------------------------------------
        Directors and Officers as a group (8 persons)                  24,595,926                         37.5%
        ------------------------------------------------------------------------------------------------------------

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

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

--------------------------------------------------------------------------------------------------------------------
                                                    HIGH                       LOW                    VOLUME
THE TORONTO STOCK EXCHANGE                         (Cdn $)                   (Cdn $)
--------------------------------------------------------------------------------------------------------------------

May-June 1997                                       1.50                       1.00                 16,785,754
                                          --------------------------------------------------------------------------

July-September 1997                                 1.32                       0.96                 10,353,679
                                          --------------------------------------------------------------------------

October-December 1997                               1.45                       0.84                  7,910,042
                                          --------------------------------------------------------------------------

January-March 1998                                  1.40                       0.92                  4,192,792
                                          --------------------------------------------------------------------------

April-June 1998                                     1.08                       0.50                 19,140,463
                                          --------------------------------------------------------------------------

July-September 1998                                  .57                        .38                  8,669,927
                                          --------------------------------------------------------------------------

October-December 1998                                .59                        .38                  9,520,910
--------------------------------------------------------------------------------------------------------------------

The closing price of the common shares on The Toronto Stock Exchange on March 12, 1999, was Cdn$0.52

CURRENCY TRANSLATIONS

As the Registrant's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/97, 3/31/98, 6/30/98, 9/30/98 and December 31, 1998.

----------------------------------------------------------------------------------------------
        YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
----------------------------------------------------------------------------------------------
        1994                0.7365             0.7166 - 0.7731                0.7457
----------------------------------------------------------------------------------------------
        1995                0.7275             0.7023 - 0.7478                0.7438
----------------------------------------------------------------------------------------------
        1996                0.7329             0.7235 - 0.7513                0.7301
----------------------------------------------------------------------------------------------
        1997                0.7221             0.6947 - 0.7483                0.7236
----------------------------------------------------------------------------------------------
        1998                0.6898             0.6321 - 0.7292                0.6533
----------------------------------------------------------------------------------------------




           ----------------------------------------------------------------------------------------------
           CALENDAR QUARTER ENDED         AVERAGE         LOW-HIGH             LAST DAY OF QUARTER

           ----------------------------------------------------------------------------------------------
                   12/31/97               0.7127       0.6947 - 0.7292                0.6995
           ----------------------------------------------------------------------------------------------
                   03/31/98               0.6994       0.6821 - 0.7105                0.7045
           ----------------------------------------------------------------------------------------------
                   06/30/98               0.6911       0.6782 - 0.7051                0.6817
           ----------------------------------------------------------------------------------------------
                   09/30/98               0.6607       0.6321 - 0.6835                0.6533
           ----------------------------------------------------------------------------------------------
                   12/31/98               0.6484       0.6427 - 0.6578                0.6501
           ----------------------------------------------------------------------------------------------

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

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the export or import of capital or on the remittance of dividends, interest, or other payments to non-resident holders of the Company's securities.

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

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long- term capital gains for a U S. Holder, which is a corporation.

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

                   -------------------------------------------------------------------------------
                                                    FISCAL YEAR ENDED           FISCAL YEAR ENDED
                                                   SEPTEMBER 30, 1998           SEPTEMBER 30, 1997
                   -------------------------------------------------------------------------------

                   Revenues                                  $32,940,876              $   523,865
                   -------------------------------------------------------------------------------
                   Net Income (loss)
                   - Canadian GAAP                           $ 1,617,331              $    18,694
                   - US GAAP                                 $ 1,648,135              $    31,421
                   -------------------------------------------------------------------------------
                   Net Income (loss) per
                   equity share
                   - Canadian GAAP                           $      0.02              $        --
                   - US GAAP                                 $      0.02              $        --
                   -------------------------------------------------------------------------------
                   Total assets
                   - Canadian GAAP                           $54,770,714              $57,200,339
                   - US GAAP                                 $54,198,275              $56,597,096
                   -------------------------------------------------------------------------------
                   Total long-term debt,
                   Including reclamation
                   obligations                               $13,319,872              $13,285,662
                   -------------------------------------------------------------------------------

                   Cash Dividends                            $        --              $        --
                   -------------------------------------------------------------------------------


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

The spot market value of uranium (value reflected in contracts with a single delivery which generally call for material to be delivered within a one-year period) began the fiscal year at $11.00 per pound U(3)0(8), rose to $12.75 in November, then declined during the remainder of the fiscal year to $9.75 in September. The base market price for long-term contracts (contracts which call for deliveries in multiple future years) was approximately $11.10 per pound U(3)0(8) in September 1998.

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

The Registrant is projecting fiscal year 1999 expenditures for property, plant and equipment of approximately $2,300,000, of which $1,250,000 will be for further improvements at the Mill. Expenditures on the Mongolia mineral properties are projected to be $1,300,000. Additionally, the Registrant is projecting to purchase approximately $7,950,000 of uranium next year under a long-term purchase contract at prices approximating the then current spot price. These purchases will be utilized for delivery under its current sales contracts or future contracts depending on the Registrant's uranium production levels. The Registrant is anticipating funding these outlays from current operations and working capital (which is sufficient to cover these planned expenditures). Nevertheless, the Registrant is considering the possibility of negotiating and having available a short-term revolving credit facility during the coming fiscal year to assist and supplement inventory and project financing, in addition to providing short-term cash flexibility, as necessary.

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

1999 FISCAL YEAR OUTLOOK

The Registrant's profitability is highly dependent upon uranium and vanadium prices. These commodity prices both softened considerably in the last half of fiscal 1998 and have continued to fall. As mentioned above, uranium spot prices began the year at $11.00 per pound U(3)0(8), rose to $12.75 then declined to $9.75 in September. Subsequent to year-end, the price continued to fall to $8.75 per pound U(3)0(8) prior to recovering to $10.50 in January 1999. Vanadium prices began the year at approximately $4.10 per pound V(2)0(5), rose to approximately $6.70 in the early summer and then declined to approximately $5.70 by the end of September. Since year-end, the vanadium price declined significantly to approximately $2.80 per pound V(2)0(5). Most market analysts are expecting a rebound in the vanadium prices during 1999; however, they do not expect to see the high price levels that were experienced during 1998. The uranium market continues to face uncertainty, particularly over the impact of new supply sources, such as highly enriched uranium from Russia and U.S. government stockpiles and the potential sale of 62 million pounds from uranium inventories held by USEC, Inc. through 2005. Due to these uncertainties, the Registrant has discontinued further development of its Topaz Mine until prices recover. Should the spot prices for both uranium and vanadium remain depressed, the Registrant will re-evaluate its current mining operations and other properties in order to determine the appropriate level of future production and development. Although the Registrant has deliveries scheduled under its current contracts in 1999, any additional sales revenue will be dependent on market prices and new demand. To mitigate this exposure in future years, the Registrant will continue its focus on long-term contracts.

In order to lessen its dependence on these commodity prices, the Registrant continues to expand its alternate feed processing activities. With the expansion of the alternate feed business, the Registrant is faced with continued regulatory review and third party challenges with respect to receiving the required approvals and license amendments for each alternate feed project. The Registrant could be unsuccessful in acquiring the necessary approvals or in defending itself against such challenges to these license amendments. Additionally, processing these materials could require different procedures for each type of material depending on its composition. These efforts will increase the Registrant's costs relating to processing alternate feeds; however, the Registrant believes that alternate feed processing will provide significant future profits.

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

RISKS AND UNCERTAINTIES

INFLATION

The effects of inflation on the Registrant's operations has not been significant since its formation.

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

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Registrant's functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar. The Registrant incurs a small portion of its expenditures in Canadian and Mongolian currencies; however, is not subject to significant operational exposures due to fluctuations in these currencies.

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

The Registrant has entered into future long-term sales contracts for uranium at prices in excess of its carrying value and market value for its inventory as of September 30 1998. Thus, the Registrant has limited its current exposure to future uranium price decreases. However, if future prices decrease, and the Registrant chooses to sell its material in the spot market, it could be subject to reductions in its inventory carrying values. The Registrant is unable to quantify this amount as it currently has not entered into any future spot sales of this type.

The Registrant has not entered into any future vanadium sales contracts at this time and is thus subject to future price changes. A $0.50 decrease in the market value of V(2)0(5) would correspond to approximately a $1,200,000 reduction in projected fiscal year end 1999 revenues.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 12, 1999, are as follows:


=================================================================================================================
 NAME AND MUNICIPALITY                                                                                  FIRST
      OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION          ELECTED
=================================================================================================================
LUNDIN, LUKAS H. (1)        Chairman of the Board and Director  Chairman   of  the   Board   of  the     May
Vancouver, Canada                                               Corporation;  Director  and  Officer     1997
                                                                of  a  number   of   publicly-traded
                                                                natural resource companies.
-----------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.            President, Chief Executive          President and Chief Executive            May
Denver, USA                 Officer and Director                Officer of the Corporation.              1997
-----------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.        Vice President, General Counsel,    Vice President, General Counsel and      May
Denver, USA                 Corporate Secretary and Director    Corporate Secretary of the               1997
                                                                Corporation.
-----------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.              Director                            Lawyer, partner, Cassels Brock &         May
Toronto, Canada                                                 Blackwell, Barristers and Solicitors     1997
-----------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J. F.   Director                            Chairman of Northern Securities,         May
Toronto, Canada                                                 Inc.                                     1997
-----------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.            Director                            Self-employed businessman.               May
Vancouver, Canada                                                                                        1997
-----------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.(1)         Director                            Director  and Officer of a number of     May
Geneva, Switzerland                                             publicly-traded   natural   resource     1997
                                                                companies.
-----------------------------------------------------------------------------------------------------------------
ROBERTS, HAROLD R.          Vice President                      Vice President of the Registrant         May
Denver, USA                                                                                              1997
-----------------------------------------------------------------------------------------------------------------
MEYER, THAD L.              Vice President, Treasurer and       Vice President Finance, Chief          October
Denver, USA                 Chief Financial Officer             Financial Officer of the Registrant      1997
==================================================================================================================

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

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998

======================================================================================================================
                                                                             OTHER ANNUAL         SECURITIES UNDER
   NAME AND PRINCIPAL                                                        COMPENSATION          OPTIONS GRANTED
        POSITION                     SALARY              BONUS                   (US$)                   (#)
======================================================================================================================
Earl E. Hoellen
President and Chief
Executive(1)                        $180,000              Nil                  $ 2,500(2)                Nil
----------------------------------------------------------------------------------------------------------------------
David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(1)                        $150,000              Nil                  $ 9,000(3)                Nil
----------------------------------------------------------------------------------------------------------------------
Harold R. Roberts
Vice President,
Operations                          $140,000              Nil                  $ 2,025(2)                Nil
----------------------------------------------------------------------------------------------------------------------
Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer                             $118,429(4)           Nil                        -               125,000 shares
----------------------------------------------------------------------------------------------------------------------


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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 12, 1999:

  ===============================================================================================================
           CLASS OF                NUMBER OF           DATE OF GRANT       OPTION PRICE            OPTION
          OPTIONEES              COMMON SHARES                                (CDN $)           EXPIRY DATE
                                  UNDER OPTION
  ---------------------------------------------------------------------------------------------------------------
  Executive officers and           1,625,000              May 9, 1997          1.25                May 8, 2000
  directors as a group               250,000             July 1, 1997          1.25              June 30, 2000
                                     125,000          October 8, 1997          1.25            October 7, 2000
                                     775,000         January 14, 1999          0.75           January 13, 2002
                                   ---------
  Total:                           2,775,000
  ---------------------------------------------------------------------------------------------------------------
                                     764,000*             May 9, 1997          0.75                May 8, 2000
  All option holders as a          1,625,000              May 9, 1997          1.25                May 8, 2000
  group (including                   250,000             July 1, 1997          1.25                May 8, 2000
  executive directors)               125,000          October 8, 1997          1.25            October 7, 2000
                                      50,000*          March 20, 1998          0.75              March 8, 2001
                                     900,000         January 14, 1999          0.75           January 13, 2002
                                   ---------
  Total:                           3,714,000
  ===============================================================================================================

* Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 12, 1999.

====================================================================================================================
                                           NUMBER OF
      EXECUTIVE OFFICER                  COMMON SHARES                           OPTION PRICE         OPTION EXPIRY
        AND DIRECTORS                    UNDER OPTION     DATE OF GRANT            (CDN $)                DATE
--------------------------------------------------------------------------------------------------------------------
Earl E. Hoellen                            1,000,000          May 9, 1997               1.25            May 8, 2000
                                             375,000     January 14, 1999               0.75       January 13, 2002
--------------------------------------------------------------------------------------------------------------------
David C. Frydenlund                          250,000          May 9, 1997               1.25            May 8, 2000
                                             250,000         July 1, 1997               1.25          June 30, 2000
                                             200,000     January 14, 1999               0.75       January 13, 2002
--------------------------------------------------------------------------------------------------------------------
Harold R. Roberts                            250,000          May 9, 1997               1.25            May 8, 2000
                                              75,000     January 14, 1999               0.75       January 13, 2002
--------------------------------------------------------------------------------------------------------------------
Thad L. Meyer                                125,000      October 8, 1997               1.25        October 7, 2000
                                             125,000     January 14, 1999               0.75       January 13, 2002
--------------------------------------------------------------------------------------------------------------------
Adolf H. Lundin                               25,000          May 9, 1997               1.25            May 8, 2000
--------------------------------------------------------------------------------------------------------------------
Lukas H. Lundin                               25,000          May 9, 1997               1.25            May 8, 2000
--------------------------------------------------------------------------------------------------------------------
William A. Rand                               25,000          May 9, 1997               1.25            May 8, 2000
--------------------------------------------------------------------------------------------------------------------
John H. Craig                                 25,000          May 9, 1997               1.25            May 8, 2000
--------------------------------------------------------------------------------------------------------------------
Christopher J.F.Harrop                        25,000          May 9, 1997               1.25            May 8, 2000
--------------------------------------------------------------------------------------------------------------------
TOTAL:                                     2,775,000
--------------------------------------------------------------------------------------------------------------------

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Lukas H. Lundin, John H. Craig, Christopher J.F. Harrop, Adolf H. Lundin, and William A. Rand are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the company or common third parties. However, the Registrant is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Registrant are made in accordance with their duties and obligations to deal fairly and in good faith with the Registrant and such other companies. In addition, each of the directors of the Registrant, discloses and refrains from voting on, any matter in which such director may have a conflict of interest.

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

Not applicable.
                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

None

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

None
                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

See Pages F-1 through F-13 incorporated herein by reference.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual
         Report:

                                                                                              PAGE
                                                                                              ----
          Index to Consolidated Financial Statements.....................................      F-i
          Auditors' Report to the Shareholders...........................................      F-1
          Consolidated Balance Sheets at September 30, 1998 and 1997.....................      F-2
          Consolidated Statements of Operations and Retained Earnings
             For the Periods Ended September 30, 1998 and 1997...........................      F-3
          Consolidated Statements of Cash Flows for the Periods Ended
             September 30, 1998 and 1997.................................................      F-4
          Notes to the Consolidated Financial Statements.................................      F-5

         All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

      b) Documents filed as exhibits to this Annual Report:

          1.1    Registrant's  Corporate Structure Chart

         23.1    Consent of Independent Accountants

         23.2 Consent of Expert - Saskatoon Mining and Mineral Services, Letter, Independent Accountants

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

Dated:                July 19, 1999
      ---------------------------------------------------

                       INTERNATIONAL URANIUM CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                           PAGE
                                                                           ----
Auditors' Report to the Shareholders......................................   F-1

Consolidated Balance Sheets at September 30, 1998 and 1997................   F-2

Consolidated Statements of Operations and Retained Earnings
     For Periods Ended September 30, 1998 and 1997........................   F-3

Consolidated Statements of Cash Flow for the Periods Ended
     September 30, 1998 and 1997..........................................   F-4

Notes to the Consolidated Financial Statements............................   F-5

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




                                          PricewaterhouseCoopers LLP
                                          Chartered Accountants
                                          Vancouver, Canada
                                          November 27, 1998

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)

                                                                SEPTEMBER 30,     SEPTEMBER 30,
                                                                   1998              1997
                                                                ------------      -------------
ASSETS
   Current assets:
   Cash and cash equivalents                                    $ 6,282,275       $13,953,355
   Marketable securities                                             11,731            39,978
   Trade and other receivables                                    2,979,600            63,198
   Inventories (Note 3)                                          12,481,713        10,113,853
   Notes receivable (Note 4)                                             --         4,791,513
   Favorable uranium sales contracts (Note 5)                       729,730         1,270,270
   Prepaid expenses and other                                       188,532           433,497
                                                                -----------       -----------
                                                                 22,673,581        30,665,664

   Properties, plant and equipment, net (Note 6)                 13,516,937        10,858,679
   Mongolia mineral properties (Note 7)                           9,500,932         6,191,525
   Notes receivable                                                 203,538           206,142
   Restricted marketable securities (Note 8)                      8,300,375         7,945,356
   Favorable uranium sales contracts, net of current portion             --           729,730
   Goodwill and other, net                                          575,351           603,243
                                                                -----------       -----------
                                                                $54,770,714       $57,200,339
                                                                ===========       ===========

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                     $ 1,761,841       $   961,865
   Inventory purchases                                                   --         5,050,000
   Notes payable                                                     37,963             9,537
   Deferred revenue                                                 575,611           210,185
   Due to related parties (Note 14)                                      --           150,399
                                                                -----------       -----------
                                                                  2,375,415         6,381,986

   Notes payable, net of current portion                             54,172            19,962
   Reclamation obligations (Note 9)                              13,265,700        13,265,700
                                                                -----------       -----------
                                                                 15,695,287        19,667,648
                                                                -----------       -----------

SHAREHOLDERS' EQUITY
   Share capital (Note 10)                                       37,439,402        37,513,997
   Retained earnings                                              1,636,025            18,694
                                                                -----------       -----------
                                                                 39,075,427        37,532,691
                                                                -----------       -----------
                                                                $54,770,714       $57,200,339
                                                                ===========       ===========


ON BEHALF OF THE BOARD




Earl E. Hoellen, Director                              Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            (UNITED STATES DOLLARS)


                                                                                         PERIOD FROM
                                                                        YEAR            INCORPORATION
                                                                       ENDED          ON OCTOBER 3, 1996
                                                                    SEPTEMBER 30,      TO SEPTEMBER 30,
                                                                        1998                1997
                                                                    ------------      ------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income for the period                                           $  1,617,331        $     18,694
Items not affecting cash
  Depreciation and amortization                                          734,267              41,387
  Gain on sale of surplus equipment                                      (99,865)             (2,500)
  Amortization of uranium sales contract purchase cost                 1,270,270                  --
  Increase in deferred revenue                                           365,426             210,185
                                                                    ------------        ------------
                                                                       3,887,429             267,766

Changes in non-cash working capital items
  Decrease in marketable securities                                       28,247              17,334
  Increase in trade and other receivables                             (2,916,402)            (63,198)
  Increase in inventories                                             (2,019,516)         (9,113,859)
  Decrease (increase) in other current assets                            242,053            (433,497)
  (Decrease) increase in liability for inventory purchases            (5,050,000)          5,050,000
  Increase in other accounts payable and accrued liabilities             799,976             961,865
  (Decrease) increase in due to related parties                         (150,399)            150,399
                                                                    ------------        ------------
  NET CASH USED BY OPERATIONS                                         (5,178,612)         (3,163,190)
                                                                    ------------        ------------

INVESTING ACTIVITIES

  Properties, plant and equipment                                     (3,812,556)         (2,679,149)
  Mongolia mineral properties                                         (3,209,363)         (1,191,525)
  Proceeds from sale of surplus equipment                                102,310               2,500
  Notes receivable                                                            --            (856,892)
  Collection of notes receivable                                       4,794,117           3,028,380
  Increase in restricted marketable securities                          (355,020)         (7,945,356)
  Acquisition of Energy Fuels, net of cash received                           --         (10,081,071)
  Acquisition of Thornbury Capital Corp, net of cash received                 --            (673,282)
                                                                    ------------        ------------
  NET CASH USED IN INVESTMENT ACTIVITIES                              (2,480,512)        (20,396,395)
                                                                    ------------        ------------

FINANCING ACTIVITIES

  Stock purchased for retirement                                         (74,595)                 --
  Increase (decrease) in notes payable                                    62,639              (1,057)
  Common shares issued for cash, net                                          --          36,690,454
  Common shares issued on amalgamation                                        --             823,543
                                                                    ------------        ------------
  NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                    (11,956)         37,512,940
                                                                    ------------        ------------

(Decrease) increase in cash and cash equivalents                      (7,671,080)         13,953,355
Cash and cash equivalents, beginning of period                        13,953,355                  --
                                                                    ------------        ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  6,282,275        $ 13,953,355
                                                                    ============        ============

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND RETAINED EARNINGS
                            (UNITED STATES DOLLARS)

                                                                     PERIOD FROM
                                                   YEAR             INCORPORATION
                                                   ENDED          ON OCTOBER 3, 1996
                                            SEPTEMBER 30, 1998    TO SEPTEMBER 30, 1997
                                            ------------------    ---------------------
OPERATIONS
Revenue
  Uranium sales                                 $19,890,300          $        --
  Process milling                                13,050,576              523,865
                                                -----------          -----------
    Total revenue                                32,940,876              523,865
                                                -----------          -----------
Costs and expenses
  Uranium cost of sales                          17,829,592                   --
  Process milling expenditures                   10,066,538              237,719
  Selling, general and administrative             3,580,149            1,008,012
  Depreciation                                      734,267               41,387
                                                -----------          -----------
                                                 32,210,546            1,287,118
                                                -----------          -----------

Operating income (loss)                             730,330             (763,253)

  Net interest and other income                   1,128,562              781,947
                                                -----------          -----------
Net income before taxes                           1,858,892               18,694

  Provision for income taxes (Note 11)              241,561                   --
                                                -----------          -----------
NET INCOME FOR THE PERIOD                       $ 1,617,331          $    18,694
                                                ===========          ===========

Net income per common share                     $      0.02          $        --
                                                ===========          ===========

RETAINED EARNINGS
Retained earnings, beginning of period               18,694                   --
  Net income                                      1,617,331               18,694
                                                -----------          -----------
RETAINED EARNINGS, END OF PERIOD                $ 1,636,025          $    18,694
                                                ===========          ===========

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

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in Note 18.

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

         d)       Marketable securities and restricted short-term investments

                  Marketable securities and restricted short-term investments are valued at the lower of cost or market value.

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

                  Deferred revenues represent processing proceeds received in advance of the required processing activity.


3.       INVENTORIES

                                                September 30,              September 30,
                                                   1998                         1997
                                            -------------------         -------------------
                  Uranium Concentrates      $         7,838,433         $         8,935,544
                  Ore Stockpiles                      3,117,441                          --
                  In Process                             79,600                     181,797
                  Parts & Supplies                    1,446,239                     996,512
                                            -------------------         -------------------
                                            $        12,481,713         $        10,113,853
                                            ===================         ===================


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

6.       PROPERTIES, PLANT AND EQUIPMENT

                                                     Accumulated   September 30, September 30,
                                                     Depreciation     1998          1997
                                          Cost       & Depletion       Net           Net
                                       -----------   ------------  ------------- -------------
         Mill Buildings & Equipment    $ 5,044,364   $   666,215   $ 4,378,149   $ 3,241,630
         Other Machinery & Equipment     2,811,926       427,465     2,384,461     2,461,021
         Mineral Properties              7,054,197       299,870     6,754,327     5,156,028
                                       -----------   -----------   -----------   -----------
                                       $14,910,487   $ 1,393,550   $13,516,937   $10,858,679
                                       ===========   ===========   ===========   ===========

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

         b) Issued and outstanding

                                                       Shares          Amount
                                                    ------------    ------------
           Issued:
                For cash (Cdn $0.25 per share)        26,500,000    $  4,906,166
                On conversion of special warrants     37,800,000      31,784,288
                Amalgamation                           1,443,066         823,543
                                                    ------------    ------------
           Balance, September 30, 1997                65,743,066    $ 37,513,997
                Stock purchased for retirement          (218,000)        (74,595)
                                                    ------------    ------------
           Balance, September 30, 1998                65,525,066    $ 37,439,402
                                                    ============    ============

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

                  Options were outstanding as follows:

                                                    September 30,  September 30,
                                                        1998            1997
                                                    -------------  -------------
                        Option Price per Share
                             Cdn $1.25               2,000,000       2,639,000
                             Cdn $0.75*                814,000              --
                                                     ---------       ---------
                                                     2,814,000       2,639,000
                                                     =========       =========


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

11.      INCOME TAXES

         The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

                                                                  September 30,
                                                                       1998
                                                                  ------------
         Earnings before income taxes                              $ 1,858,892
              Combined federal and provincial tax rate                      45%
                                                                   -----------
         Computed income tax expense                               $   836,501
         Increase (decrease) in taxes resulting from:
             Foreign earnings subject to different tax rates          (636,090)
             Large corporation and other taxes                          41,150
                                                                   -----------
         Net income taxes                                          $   241,561
                                                                   ===========

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

                  Cash payment to vendors                         $  19,354,336
                  Direct acquisition costs                            1,937,631
                  Reclamation obligations assumed                    13,265,700
                  Notes payable assumed                                  30,556
                                                                  -------------
                                                                  $  34,588,223
                                                                  =============

         The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

                  Cash and certificates of deposit                 $  11,210,896
                  Favorable uranium sales contracts                    2,000,000
                  Notes receivable                                     7,169,143
                  Parts and supplies inventory                           999,994
                  Properties, plant and equipment                      8,208,190
                  Mongolia mineral properties                          5,000,000
                                                                   -------------
                                                                   $  34,588,223
                                                                   =============

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

         The acquisition is summarized as follows:

                  Purchase consideration
                     1,443,066 common shares issued                $    823,543
                     Net assets acquired at book value                 (150,261)
                                                                   ------------
                  Excess purchase consideration                    $    673,282
                                                                   ============

                  Attributed to
                     Marketable securities                         $     57,312
                     Goodwill                                           615,970
                                                                   ------------
                                                                   $    673,282
                                                                   ============

         The purpose of the amalgamation was to facilitate the financing of the Energy Fuels purchase and to achieve public company status.

13.      SEGMENTED INFORMATION

         a)       Geographic segments

                                                September 30,      September 30,
                                                    1998                1997
                                                -------------      -------------
                  Revenue
                        Canada                  $         --        $         --
                        United States             32,940,876
                                                                         523,865
                        Mongolia                          --                  --
                                                ------------        ------------
                                    Total       $ 32,940,876        $    523,865
                                                ============        ============

                  Net Income
                        Canada                  $   (608,062)       $    (13,310)
                        United States              2,235,975              47,534
                        Mongolia                     (10,582)            (15,530)
                                                ------------        ------------
                                    Total       $  1,617,331        $     18,694
                                                ============        ============

                  Assets
                        Canada                  $    669,882        $    999,979
                        United States             44,215,100          49,380,108
                        Mongolia                   9,885,732           6,820,252
                                                ------------        ------------
                                    Total       $ 54,770,714        $ 57,200,339
                                                ============        ============

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

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

         The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S.
         GAAP).

         a) Under Canadian GAAP, the Company defers the property holding costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the cost of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If the project is unsuccessful, the mining property and the related exploration expenditures net of any recoveries on disposition of the properties or related assets, are written off. Under U.S. GAAP, these costs are expensed as incurred.

         b) Under Canadian GAAP the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been applied to reduce the share capital of the Company under U.S. GAAP.

         c) Under Canadian GAAP, certain non-cash transactions are included in the consolidated statement of cash flows. Under U.S. GAAP, non-cash transactions are excluded from the consolidated statements of cash flows.

         These would have been reported in the consolidated balance sheet, consolidated statement of earnings, and the consolidated statement of cash flows as follows:

                                                                   September 30,       September 30,
                                                                       1998                1997
                                                                   -------------       -------------
CONSOLIDATED BALANCE SHEETS

Properties, plant and equipment     Canadian basis                 $ 13,516,937        $ 10,858,679
                                    Exploration expenditures         (1,005,022)           (316,982)
                                                                   ------------        ------------
                                    U.S. basis                     $ 12,511,915        $ 10,541,697
                                                                   ------------        ------------

Mongolia mineral properties         Canadian basis                 $  9,500,932        $  6,191,525
                                    Exploration expenditures         (4,698,643)         (1,389,236)
                                                                   ------------        ------------
                                    U.S. basis                     $  4,802,289        $  4,802,289
                                                                   ------------        ------------

Goodwill and other                  Canadian basis                 $    575,351        $    603,243
                                    Amalgamation                       (572,439)           (603,243)
                                                                   ------------        ------------
                                    U.S. basis                     $      2,912        $         --
                                                                   ------------        ------------

Share capital                       Canadian basis                 $ 37,439,402        $ 37,513,997
                                    Amalgamation                       (615,970)           (615,970)
                                                                   ------------        ------------
                                    U.S. basis                     $ 36,823,432        $ 36,898,027
                                                                   ------------        ------------

Retained earnings                   Canadian basis                 $  1,636,025        $     18,694
                                    Exploration expenditures         (5,703,665)         (1,706,218)
                                    Amortization of goodwill             43,531              12,727
                                                                   ------------        ------------
                                    U.S. basis                     $ (4,024,109)       $ (1,674,797)
                                                                   ------------        ------------

CONSOLIDATED STATEMENT OF EARNINGS

Net earnings under Canadian GAAP                                   $  1,617,331        $     18,694
Exploration expenditures                                             (3,997,447)         (1,706,218)
Amortization of goodwill                                                 30,804              12,727
                                                                   ------------        ------------
Net earnings under U.S. GAAP                                       $ (2,349,312)       $ (1,674,797)
                                                                   ------------        ------------
Basic/diluted earnings per share, U.S. GAAP                        $      (0.04)       $      (0.04)
                                                                   ------------        ------------

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash used by operations under Canadian GAAP                        $ (5,178,612)       $ (3,163,190)
Exploration expenditures                                             (3,997,447)         (1,706,218)
                                                                   ------------        ------------
Cash used by operations under U.S. GAAP                            $ (9,176,059)       $ (4,869,408)
                                                                   ------------        ------------

Cash (used in) provided by financing activities
    under Canadian GAAP                                            $    (11,956)       $ 37,512,940
Common shares issued on acquisition of Thornbury                             --            (823,543)
                                                                   ------------        ------------
Cash provided by financing activities
    under U.S. GAAP                                                $    (11,956)       $ 36,689,397
                                                                   ------------        ------------

Cash (used in) provided by investing activities under
    Canadian GAAP                                                  $ (2,480,512)       $(20,396,395)
Acquisition of Thornbury                                                     --             823,543
Exploration expenditures                                              3,997,447           1,706,218
                                                                   ------------        ------------
Cash used in investing activities under U.S. GAAP                  $  1,516,935        $ 17,866,634)
                                                                   ------------        ------------

                               EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------
     1.1     Registrant's  Corporate Structure Chart

    23.1     Consent of Independent Accountants

    23.2     Consent of Expert - Saskatoon Mining and Mineral Services,  Letter,
             Independent Accountants