Form 20-F/A
period 1998-09-30
INTERNATIONAL URANIUM CORP
filed 2000-01-13
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          AMENDMENT NO. 2 TO FORM 20-F


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

                 For the transition period from          to

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

YES       X           NO
       -------            ---------

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17   X           ITEM 18
       -------               ------

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

URANIUM OR U                        Means natural uranium; 1% U=1.18% U(3)O(8);

(e)U(3)O(8)                         U(3)O(8) equivalent;

UF(6) Means natural uranium hexafluoride, produced by conversion from U(3)O(8), which is not yet enriched or depleted;

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

Generally, uranium is mined and milled, converted, enriched and fabricated prior to use in a nuclear reactor. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined either by underground, open pit or in situ method then partially refined at a nearby Mill to produce uranium concentrates. Typically, the uranium concentrate or U(3)O(8) or yellowcake as it is referred to in the industry, is sold by the mining companies to electricity utilities in the form of U(3)O(8). Market participants, such as utilities, then contract with the converters, enrichers, and fuel fabricators for services to further refine the nuclear fuel for use in a nuclear reactor.

URANIUM SUPPLY AND DEMAND

According to the Uranium Institute ("UI"), annual Western World uranium consumption has increased from approximately 56 million pounds U(3)O(8) in 1980 to about 149 million pounds U(3)O(8) in 1998 under a base case scenario. Demand could be increased by trends toward increased plant operating capacities or reduced by premature closing of nuclear power plants.

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

Total amounts stockpiled at the White Mesa Mill as of September 1998 totaled 44,000 tons containing approximately 200,000 pounds of recoverable U(3)O(8) and approximately 1,170,000 pounds of recoverable V(2)O(5).

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

REQUIRED CAPITAL EXPENDITURES

Four significant capital projects are anticipated over the next three years with respect to operation of the White Mesa Mill:


               ITEM                                        ESTIMATED COSTS
     -----------------------------                         ---------------
     Vanadium circuit refurbishing                              $  200,000

     Reclaim Cell 2                                              1,675,000

     Tailings Cell #4A reline                                    1,500,000

     Additional tailings cell                                    2,500,000
                                                                ----------
     TOTAL                                                      $5,875,000
                                                                ==========

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

                          WHITE MESA MILL CLOSURE COSTS


     CATEGORY
     --------
     Mill dismantling and decommissioning(1)                                        $  1,438,636
     Cover tailings cell #2(2)                                                         1,674,447
     Cover tailings cell #3(2)                                                         2,107,991
     Cover tailings cell #4A(2)(4)                                                       304,819
     Cover tailings cell #1(2)                                                         1,663,119
     Miscellaneous - management, hygiene, radiation, etc                               1,395,372
                                                                                    ------------
     Direct Costs                                                                      8,584,384
     Contractors' Profit @ 10%                                                           858,438
     Contingency @ 15%                                                                 1,287,244
     Licensing and bonding                                                               171,976
     Long term care fund                                                                 567,417
                                                                                    ------------

     TOTAL ESTIMATED COSTS                                                          $ 11,469,459(3)
                                                                                    ============


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

                    SUMMARY OF RESERVES AND MINERAL DEPOSITS

The following is a summary of the reserves and mineral deposits that the Registrant acquired on completion of the Energy Fuels' Asset Acquisition:



                                        MILLION LBS U(3)O(8) (5)                MILLION LBS V(2)O(5) (5)
                                   -----------------------------------     ---------------------------------
                                   PROVEN/PROBABLE          MINERAL        PROVEN/PROBABLE        MINERAL
                                     RESERVES(1)           DEPOSITS(2)       RESERVES(1)         DEPOSITS(2)
                                   ---------------        ------------     ---------------      ------------
ARIZONA 1 MINE
(standby)                                   --                 1.0                  --                --

CANYON MINE
(partially developed)                       --                 2.0                  --                --

PINENUT MINE                                --                 0.9                  --                --
(standby)

COLORADO PLATEAU
(conventional mining)                      1.0(3)             10.3                   7(3)             55

BULLFROG PROJECT
(conventional mining)                       --                12.9                  --                --

RENO CREEK
(in situ  mining)                           --                 5.1                  --                --

DEWEY BURDOCK (in
situ mining)                                --                 6.6(4)               --                --

GURVAN SAIHAN JV (in
situ mining)                                --                22.6(4)               --                --

                                          ----               -----                 ---               ---
TOTALS                                     1.0                61.4                   7                55
                                          ====               =====                 ===               ===

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

The Registrant's current mine plan covers anticipated production for the next five (5) years, assuming favorable economic and market conditions, from the Sunday Mine Complex, the Rim Mine, the Arizona 1 Mine and the Canyon Mine and anticipated production from the Reno Creek Property over its expected mine life of approximately 6 years. The Registrant's current mine plan does not address other mines that may also be brought into production during the next 5 years at various price levels of U(3)O(8) and vanadium, nor the additional reserves and mines that are expected to be developed in the future, thereby extending the mining plan beyond 5 years.

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

Individual deposits are small, varying in length from a few hundred to several thousand feet and in width from a hundred to a thousand feet. Thicknesses vary from a few inches to several tens of feet, but generally average between two to five feet. Mines often contain several such ore bodies. The host sediments are generally flat lying to low dipping with little structural deformation.

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


The bulk of the reserves and mineral deposits and the nearest term mining potential in the Colorado Plateau District are contained in three areas, the Sunday Mine Complex, the Deer Creek complex, which includes the La Sal and Pandora, mines and the East Canyon Area, which includes the Rim Mine, all of these areas have developed, permitted mines, with the Sunday and Rim Mines currently in production. Production at certain other mines in these areas could be resumed on relatively short notice. Given the limited time available, only the Sunday Mine Complex, which is currently in production, was examined by S2MS. See "Sunday Mine Complex."


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

                       PINENUT POTENTIAL MINERAL DEPOSITS


                                          MINERAL                GRADE               TOTAL LBS.
          CATEGORY                        DEPOSIT              %U(3)O(8)              U(3)O(8)
----------------------------            ------------          ------------          ------------
   Low grade:                           109,990 tons                 0.416               913,900
   High grade:                           58,700 tons                 0.463               543,200


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

MINERAL DEPOSITS

Uranium at Reno Creek occurs in ore sands at depths from 300 to 420 feet below surface. The roll fronts in the area are typically low grade (average less than 0.15% U(3)O(8) and thick (average up to 17 feet). About 4,000 drill holes are completed and logged on the property. These holes are generally on lines normal to the roll front, spaced approximately 200 feet apart with hole spacing thereon 100 feet or greater.

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

ENERGY

The Central Energy System of Mongolia has four coal-fired power plants (two in Ulaanbaatar, one in Darhan, one in Erdenet) with a total capacity of 690MW. At peak demand times, additional power is imported from Russia. Power for small towns in outlying areas is provided primarily by diesel generators or small coal-fired plants.

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

Following the 1996 exploration results, drilling was increased substantially in 1997 and 1998. Emphasis shifted from the Choir Depression to the Hairhan Depression and the Ulziit Depression. A summary of joint venture drilling is presented on the following table:

                          DRILLING ACTIVITIES IN METERS


  DEPRESSION
    AREA                             1994              1996              1997              1998              TOTAL
----------------                   --------          --------          --------          --------          --------
Choir                                 8,439            25,699            18,816                --            52,954
Hairhan                                  --             1,014            32,426            33,058            66,498
Gurvan Saihan                            --             3,495                --                --             3,495
Ulziit                                   --                --             4,179            16,900            21,079
Undurshil                                --                --                --             2,360             2,360
New Properties                           --                --                --               672               672
                                      -----            ------            ------            ------           -------
Total:                                8,439            30,208            55,421            52,990           147,058
                                      =====            ======            ======            ======           =======

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


BELOW WATER TABLE

AREA                                  GRADE (%U(3)O(8))       POUNDS U(3)O(8)         THICKNESS(ft)
------------------                    -----------------       ---------------         -------------
Haraat N-1 & N-2                                0.046              2,787,000                   26.7
Shar Oortsog                                    0.018              2,146,000                    9.9
Haraat West                                     0.025              1,089,000                    9.2
Haraat East                                     0.030                375,000                    4.7
                                        -------------          -------------          -------------
     Subtotal                                   0.027              6,397,000                   13.8


ABOVE WATER TABLE

Haraat N-1 & N-2                                0.025             16,084,000                   19.8
Shar Oortsog                                    0.025              6,983,000                    7.1
Haraat West                                     0.018              1,641,000                   10.2
Haraat East                                     0.026              9,600,000                   10.6
                                        -------------          -------------          -------------
     Subtotal                                   0.024             34,308,000                   13.8

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


                                                                           AVERAGE GT
                                                                         --------------
    ZONE                 THICKNESS (ft)        GRADE (%U(3)O(8))            (ft. %)              POUNDS U(3)O(8)
---------------          --------------        -----------------         --------------          ---------------
f2                                 15.1                   0.078                    1.18                 994,000
f5.25                              33.8                   0.061                    2.05               4,876,000
f7.5                               26.2                   0.114                    3.00               4,777,000
f8.5                               22.3                   0.097                    2.17               2,077,000
f12                                39.1                   0.072                    2.81               2,361,000
f18-fM                             16.2                   0.106                    1.72               1,103,000
---------------          --------------          --------------          --------------          --------------
 Total                             27.1                   0.084                    2.27              16,188,000

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

ITEM 3.  LEGAL PROCEEDINGS

On July 23, 1998, the Nuclear Regulatory Commission (the "NRC") issued an amendment to the Registrant's mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the NRC for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the NRC Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the Commission on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivira appeal. This appeal is pending.

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


IDENTITY OF PERSON OR GROUP                             NUMBER OF COMMON SHARES OWNED        PERCENTAGE
---------------------------------------------           -----------------------------      ---------------
Adolf H. Lundin                                                  22,500,000(1)                34.3%
Directors and Officers as a group (8 persons)                    24,595,926                   37.5%

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

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:


                                           HIGH                LOW
THE TORONTO STOCK EXCHANGE                (Cdn $)             (Cdn $)            VOLUME
--------------------------              ----------          ----------          ----------
May-June 1997                                 1.50                1.00          16,785,754
July-September 1997                           1.32                0.96          10,353,679
October-December 1997                         1.45                0.84           7,910,042
January-March 1998                            1.40                0.92           4,192,792
April-June 1998                               1.08                0.50          19,140,463
July-September 1998                            .57                 .38           8,669,927
October-December 1998                          .59                 .38           9,520,910

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


        YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
      --------            ---------            ---------------            --------------
        1994                0.7365             0.7166 - 0.7731                0.7457
        1995                0.7275             0.7023 - 0.7478                0.7438
        1996                0.7329             0.7235 - 0.7513                0.7301
        1997                0.7221             0.6947 - 0.7483                0.7236
        1998                0.6898             0.6321 - 0.7292                0.6533



      CALENDAR QUARTER ENDED          AVERAGE         LOW-HIGH             LAST DAY OF QUARTER
      -----------------------        ----------     ---------------        ---------------------
            12/31/97                   0.7127       0.6947 - 0.7292               0.6995
            03/31/98                   0.6994       0.6821 - 0.7105               0.7045
            06/30/98                   0.6911       0.6782 - 0.7051               0.6817
            09/30/98                   0.6607       0.6321 - 0.6835               0.6533
            12/31/98                   0.6484       0.6427 - 0.6578               0.6501


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

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U S. Holder, which is a corporation.

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



                                             FISCAL YEAR ENDED        FISCAL YEAR ENDED
                                             SEPTEMBER 30, 1998       SEPTEMBER 30, 1997
                                             ------------------       ------------------
Revenues                                     $    32,940,876           $       523,865

Net Income (loss)
- Canadian GAAP                              $     1,617,331           $        18,694
- US GAAP                                    $    (2,349,312)          $    (1,674,797)

Net Income (loss) per
equity share
- Canadian GAAP                              $          0.02           $            --
- US GAAP                                    $         (0.04)          $          (.04)

Total assets
- Canadian GAAP                              $    54,770,714           $    57,200,339
- US GAAP                                    $    48,494,610           $    54,890,878

Total long-term debt,
Including reclamation
obligations                                  $    13,319,872           $    13,285,662

Cash Dividends                               $            --           $            --


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

1999 FISCAL YEAR OUTLOOK

The Registrant's profitability is highly dependent upon uranium and vanadium prices. These commodity prices both softened considerably in the last half of fiscal 1998 and have continued to fall. As mentioned above, uranium spot prices began the year at $11.00 per pound U(3)O(8), rose to $12.75 then declined to $9.75 in September. Subsequent to year-end, the price continued to fall to $8.75 per pound U(3)O(8) prior to recovering to $10.50 in January 1999. Vanadium prices began the year at approximately $4.10 per pound V(2)O(5), rose to approximately $6.70 in the early summer and then declined to approximately $5.70 by the end of September. Since year-end, the vanadium price declined significantly to approximately $2.80 per pound V(2)O(5). Most market analysts are expecting a rebound in the vanadium prices during 1999; however, they do not expect to see the high price levels that were experienced during 1998. The uranium market continues to face uncertainty, particularly over the impact of new supply sources, such as highly enriched uranium from Russia and U.S. government stockpiles and the potential sale of 62 million pounds from uranium inventories held by USEC, Inc. through 2005. Due to these uncertainties, the Registrant has discontinued further development of its Topaz Mine until prices recover. Should the spot prices for both uranium and vanadium remain depressed, the Registrant will re-evaluate its current mining operations and other properties in order to determine the appropriate level of future production and development. Although the Registrant has deliveries scheduled under its current contracts in 1999, any additional sales revenue will be dependent on market prices and new demand. To mitigate this exposure in future years, the Registrant will continue its focus on long-term contracts. The mobility of the Registrant to obtain new long-term contracts will adversely affect revenue and net income. Sales contracts associated with amounts allocated to favorable uranium sales contracts on acquisition expire in the first quarter of 1999. Accordingly, the remaining balance will be charged to earnings in the first quarter of 1999.


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

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 12, 1999, are as follows:


 NAME AND MUNICIPALITY                                                                                     FIRST
      OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION             ELECTED
-----------------------     ----------------------------------    ---------------------------------     -----------
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

HOELLEN, EARL E.            President, Chief Executive            President and Chief Executive             May
Denver, USA                 Officer and Director                  Officer of the Corporation.               1997

FRYDENLUND, DAVID C.        Vice President, General Counsel,      Vice President, General Counsel and       May
Denver, USA                 Corporate Secretary and Director      Corporate Secretary of the                1997
                                                                  Corporation.

CRAIG, JOHN H.              Director                              Lawyer, partner, Cassels Brock &          May
Toronto, Canada                                                   Blackwell, Barristers and Solicitors      1997

HARROP, CHRISTOPHER J.F.    Director                              Chairman of Northern Securities,          May
                                                                  Inc.                                      1997
Toronto, Canada

RAND, WILLIAM A.            Director                              Self-employed businessman.                May
Vancouver, Canada                                                                                           1997

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

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998


                                                                             OTHER ANNUAL         SECURITIES UNDER
   NAME AND PRINCIPAL                                                        COMPENSATION          OPTIONS GRANTED
        POSITION                 SALARY                  BONUS                   (US$)                   (#)
-------------------------     -----------------     --------------         ----------------      --------------------
Earl E. Hoellen
President and Chief
Executive(1)                           $180,000           Nil              $          2,500(2)           Nil

David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(1)                           $150,000           Nil              $          9,000(3)           Nil

Harold R. Roberts
Vice President,
Operations                             $140,000           Nil              $          2,025(2)           Nil

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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 12, 1999:


        CLASS OF                   NUMBER OF          DATE OF GRANT        OPTION PRICE           OPTION
       OPTIONEES                 COMMON SHARES                                (CDN $)           EXPIRY DATE
                                 UNDER OPTION
--------------------------    ------------------    -----------------      -------------     ------------------
  Executive officers and           1,625,000            May 9, 1997            1.25             May 8, 2000
  directors as a group               250,000           July 1, 1997            1.25            June 30, 2000
                                     125,000          October 8, 1997          1.25           October 7, 2000
                                     775,000         January 14, 1999          0.75           January 13, 2002
                                   ---------
  Total:                           2,775,000

                                     764,000*           May 9, 1997            0.75             May 8, 2000
  All option holders as a          1,625,000            May 9, 1997            1.25             May 8, 2000
  group (including                   250,000           July 1, 1997            1.25             May 8, 2000
  executive directors)               125,000          October 8, 1997          1.25           October 7, 2000
                                      50,000*         March 20, 1998           0.75            March 8, 2001
                                     900,000         January 14, 1999          0.75           January 13, 2002
                                   ---------
  Total:                           3,714,000


     * Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 12, 1999.


                                   NUMBER OF
     EXECUTIVE OFFICER           COMMON SHARES                               OPTION PRICE         OPTION EXPIRY
      AND DIRECTORS               UNDER OPTION           DATE OF GRANT          (CDN $)               DATE
--------------------------    ----------------------   -----------------   ------------------   --------------------
Earl E. Hoellen                            1,000,000         May 9, 1997           1.25               May 8, 2000
                                             375,000    January 14, 1999           0.75          January 13, 2002

David C. Frydenlund                          250,000         May 9, 1997           1.25               May 8, 2000
                                             250,000        July 1, 1997           1.25             June 30, 2000
                                             200,000    January 14, 1999           0.75          January 13, 2002

Harold R. Roberts                            250,000         May 9, 1997           1.25               May 8, 2000
                                              75,000    January 14, 1999           0.75          January 13, 2002


Thad L. Meyer                                125,000      October 8, 1997           1.25          October 7, 2000
                                             125,000     January 14, 1999           0.75         January 13, 2002


Adolf H. Lundin                               25,000          May 9, 1997           1.25              May 8, 2000


Lukas H. Lundin                               25,000          May 9, 1997           1.25              May 8, 2000


William A. Rand                               25,000          May 9, 1997           1.25              May 8, 2000


John H. Craig                                 25,000          May 9, 1997           1.25              May 8, 2000


Christopher J.F. Harrop                       25,000          May 9, 1997           1.25              May 8, 2000
                                           ---------

TOTAL:                                     2,775,000

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual
         Report:


                                                                           Page
                                                                           ----
Index to Consolidated Financial Statements ...........................     F-i
Auditors' Report to the Shareholders .................................     F-1
Consolidated Balance Sheets at September 30, 1998 and 1997 ...........     F-2
Consolidated Statements of Operations and Retained Earnings
   For the Periods Ended September 30, 1998 and 1997 .................     F-3
Consolidated Statements of Cash Flows for the Periods Ended
   September 30, 1998 and 1997 .......................................     F-4
Notes to the Consolidated Financial Statements .......................     F-5

         All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

      b) Documents filed as exhibits to this Annual Report:

         *1.1      Registrant's Corporate Structure Chart

         *23.1     Consent of Independent Accountants

         *23.2 Consent of Expert - Saskatoon Mining and Mineral Services, Letter, Independent Accountants

         --------------
         * Previously filed.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL URANIUM CORPORATION



By:  /s/ EARL E. HOELLEN
     --------------------------------------------------------
     Earl E. Hoellen, President and Chief Executive Officer


Dated:       January 13, 2000
       -----------------------------