Form 20-F/A
period 1998-09-30
INTERNATIONAL URANIUM CORP
filed 2000-07-06
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          AMENDMENT NO. 3 TO FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended September 30, 1998

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

             For the transition period from             to
                                            -----------    ----------

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

YES   X      NO
    -----       -----

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17   X    ITEM 18
        -----          -----

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 1 Description of Business", "Item 2 - Description of Property", "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A - Quantitative and Qualitalize Disclosure About Market Risk," and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".

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

CONCENTRATES                   Means product from a uranium mining and milling
                               or in situ leach facility, which is commonly referred to as yellowcake or U3O8;

CONVERSION                     A process whereby the purified uranium obtained
                               in the refining process is converted into forms suitable for making nuclear fuel (UO2) or for enrichment (UF6);

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

TON                            A short ton (2,000 pounds);

TONNE                          A metric tonne (2,204.6 pounds);

URANIUM OR U                   Means natural uranium; 1% U=1.18% U3O8;

EU3O8                          U3O8 equivalent;

UF6 Means natural uranium hexafluoride, produced by conversion from U3O8 , which is not yet enriched or depleted;

U3O8 Triuranium octoxide. U3O8 is often referred to as yellowcake.

V2O5                           Vanadium pentoxide;

WHITE MESA MILL                Means the 2,000 ton per day uranium mill, with a
                               vanadium or other co-product recovery circuit, located near Blanding, Utah that is owned by IUC
                               White Mesa, LLC

YELLOWCAKE                     Means U3O8.

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

The Canadian uranium industry has in recent years been the leading world supplier, producing 31.3 million pounds U3O8 in 1997, or about 35% of total world production.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China and South Africa; (ii) sludges and fly ash from the refining and burning of the U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa Mill is capable of producing two products, ammonium metavanadate ("AMV"), an intermediate product, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V2O5"). The majority of sales are as V2O5, with AMV being produced and sold on a request basis only.

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

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid 1970's was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V2O5 firmed at around $2.75 per pound. During the early 1980's, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980's drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and over-supply problems again depressed the price in the early 1990's to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries.

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 5% from its current level of 130 million pounds V2O5. World wide production capacity is expected to increase from its current level of 120 million pounds beginning in the year 2000, notwithstanding the Registrant's anticipated start up in 1998. Recent comments in trade journals have indicated that the major South African producers have augmented their production by the integration of their ferro-vanadium production. The net effect of reduction in the flow of V2O5 from South Africa to converters in Europe and Japan, and lagging increases in production have caused consumers to scramble for feedstocks. This, coupled with projected worldwide yearly steel consumption of over 100 million tons in 1997 and 1998, and the apparent inability of Russia and China to produce enough vanadium for even their internal needs, point to sustained prices above the $2.70 per pound U308 historical average.

Vanadium has been largely producer priced historically, but during the 1980's, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. While a very large portion of the supply continues to come from a few major producers in South Africa, the prices for the products that will be produced by the Registrant will be based on weekly quotations of the LME. Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

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

                                  RISK FACTORS

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings will be closely related to the long- and short-term market price of U3O8 and V2O5. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the CIS and Australia.

During fiscal year 1998, U3O8 prices declined from $11 on September 30, 1997 to $9.75 per pound as of September 30, 1998. V2O5 prices were $4.10 on September 30, 1997, rising to $6.90 in January 1998, and declining to $5.70 as of September 30, 1998. Uranium prices have since recovered slightly to $10.50 in March 1999, while vanadium prices have continued to decline to approximately $2.80 per pound.

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

REQUIRED CAPITAL EXPENDITURES

Four significant capital projects are anticipated over the next three years with respect to operation of the White Mesa Mill:

ITEM                                                        ESTIMATED COSTS
----                                                        ---------------
Vanadium circuit refurbishing                                  $  200,000
Reclaim Cell 2                                                  1,675,000
Tailings Cell #4A reline                                        1,500,000
Additional tailings cell                                        2,500,000
                                                               ----------
TOTAL                                                          $5,875,000
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

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning(1)                             $1,438,636
Cover tailings cell #2(2)                                            1,674,447
Cover tailings cell #3(2)                                            2,107,991
Cover tailings cell #4A(2)(4)                                          304,819
Cover tailings cell #1(2)                                            1,663,119
Miscellaneous - management, hygiene, radiation, etc.                 1,395,372
                                                                   -----------
Direct Costs                                                         8,584,384
Contractors' Profit @ 10%                                              858,438
Contingency @ 15%                                                    1,287,244
Licensing and bonding                                                  171,976
Long term care fund                                                    567,417
                                                                   -----------
TOTAL ESTIMATED COSTS                                              $11,469,459(3)
                                                                   ===========

--------------
(1) In the S2MS report, S2MS was asked to review the cost estimates for the reclamation of the Mill. As a check, S2MS determined that this equates to 35,000 hours @ $40/hour which S2MS concluded should be sufficient for this work. S2MS concluded that some equipment could be salvaged and resold, for example the grinding mill and drive, agitators, gearboxes, etc. S2MS concluded that as much as $1 million could be realized, although this has not been included.

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

                    SUMMARY OF RESERVES AND MINERAL DEPOSITS

The following is a summary of the reserves and mineral deposits that the Registrant acquired on completion of the Energy Fuels' Asset Acquisition:

                           MILLION LBS U3O8 (5)                MILLION LBS V2O5 (5)
                      -----------------------------     ---------------------------------
                      PROVEN/PROBABLE     MINERAL       PROVEN/PROBABLE         MINERAL
                        RESERVES(1)     DEPOSITS(2)       RESERVES(1)         DEPOSITS(2)
                      ---------------   -----------     ---------------       -----------
ARIZONA 1 MINE
(standby)                    -               1.0               -                   -
-----------------------------------------------------------------------------------------
CANYON MINE
(partially developed)        -               2.0               -                   -
-----------------------------------------------------------------------------------------
PINENUT MINE
(standby)                    -               0.9               -                   -
-----------------------------------------------------------------------------------------
COLORADO PLATEAU
(conventional mining)      1.0(3)           10.3               7(3)               55
-----------------------------------------------------------------------------------------
BULLFROG PROJECT
(conventional mining)        -              12.9               -                   -
-----------------------------------------------------------------------------------------
RENO CREEK
(in situ mining)             -               5.1               -                   -
-----------------------------------------------------------------------------------------
DEWEY BURDOCK
(in situ mining)             -               6.6(4)            -                   -
-----------------------------------------------------------------------------------------
GURVAN SAIHAN JV
(in situ mining)             -              22.6(4)            -                   -
-----------------------------------------------------------------------------------------
TOTALS                     1.0              61.4               7                  55
-----------------------------------------------------------------------------------------

---------
(1)  As delineated by S2MS in the S2MS Report.

(2)  As stated by management of Registrant.

(3) Does not include 364,000 lbs. of U3O8 and 3,460,000 lbs. of V2O5 currently in the mine plan at the Rim Mine. See "Rim Mine".

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

CALCULATION OF RESERVES AND MINERAL DEPOSITS

The Registrant maintains estimates of reserves and mineral deposits on the various properties. The Registrant estimates that its properties (excluding Mongolia) contained approximately 1 million pounds of U3O8 as proven and probable reserves. In addition, the Registrant estimates that there are at least another 38 million pounds of potential mineral deposits of U3O8. In both cases, these estimates of mineral deposits were based upon years of historical experience in those areas. See "Arizona Strip - Exploration Potential" and "Colorado Plateau Exploration Potential".

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

Based on their review, S2MS was able to delineate minable reserves of 9.1 million pounds. However, S2MS was unable to delineate all of the reserves in the Registrant's mine plan. The reserve estimates for the Arizona 1 Mine of 1 million pounds of U3O8 were confirmed. However, because S2MS was not able to recognize formally the additional 1 million pounds that the Registrant delineated as minable reserves at the Canyon Mine once underground drilling is completed, S2MS was only able to delineate 2 million pounds of U3O8 at the Canyon Mine. Finally S2MS applied a recovery factor of 65% to the reserves at the Reno Creek Property, compared to the 75% recovery factor applied by the Registrant, thereby reducing the number of pounds of uranium that is expected to be recovered from those reserves by approximately 500,000 pounds. In addition, as S2MS was not asked to review the Rim Mine, the 364,000 lbs. of U3O8 and 3,460,000 lbs. of V2O5 in the current mine plan for the Rim Mine were not included in S2MS's report. See "Rim Mine".

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

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950's this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987 but once again ceased in 1990. Total production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Registrant) in the Uravan area is reported at 47 million pounds of U3O8 and 273 million pounds of vanadium, yielding an overall ratio of V2O5/U3O8 of 5.79.

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

GEOLOGICAL MINERAL DEPOSITS

The geological mineral deposits of the Sunday Mine Complex, calculated by the Registrant, are 845,400 tons grading approximately 0.21% U3O8 and approximately 1.40% V2O5 containing 3,493,700 pounds of U3O8 and 23,612,300 pounds of V2O5. As of September 30, 1998, the Registrant had produced 37,100 tons of ore from these deposits.

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

The final probable mineral deposits for the Sunday Mine Complex zones calculated by S2MS, including approximately 50,000 tons from the Carnation zone, were 318,190 tons grading approximately 0.25% U3O8 and approximately 1.69% V2O5 containing 1,594,690 pounds of U3O8 and 10,682,050 pounds of V2O5.

The overall total for the Le May, Leonard Clark and West Sunday zones compares with 235,000 tons grading 0.24% U3O8 quoted for the same areas by Energy Fuels which makes the S2MS estimate 14% higher in tons and 19% higher in contained pounds of U3O8. As a result, S2MS has concluded that the estimates made by Energy Fuels for these areas were slightly conservative and are realistic numbers for planning future mining operations.

SUNDAY MINE COMPLEX - MINING

MINABLE RESERVES

The Registrant's mineral deposit for the Sunday Mine Complex includes a total of 845,400 tons at 1.40% V2O5 and 0.21% U3O8. As discussed above, only a portion of the deposit areas addressed in that statement were independently verified by S2MS and included in the S2MS Report. Based on the mineral deposits that S2MS was able to verify with the available data, minable reserves as calculated by S2MS were 221,579 tons grading approximately 0.24% U3O8 and approximately 1.67% V2O5, containing 1,070,124 pounds of U3O8 and 7,393,822 pounds of V2O5.

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

PURCHASED ORE

In order to supplement its own mining operations and production, the Registrant has entered into agreements with other independent miners in the Colorado Plateau region to purchase their ore based on a schedule which takes into account the U3O8 and V2O5 content of the ore, current market prices, and appropriate discounts for milling costs and profits. These purchase prices compare favorably with the company's own mining costs for similar ore.

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

GEOLOGICAL MINERAL DEPOSITS

The mineral deposits of the Rim Mine, calculated by the Registrant, are 108,000 tons grading approximately 0.18% U3O8 and approximately 1.72% V2O5 containing approximately 394,800 pounds of U3O8 and approximately 3,712,400 pounds of V2O5. The Registrant projects an additional 40,000 tons of mineral deposits based on geologic favorability and nearness to the known orebody at the Rim Mine. These mineral deposits contain 152,000 pounds of U3O8 and 1,528,000 pounds of V2O5 at grades of 0.19% U3O8 and 1.91% V2O5.

MINABLE RESERVES

The Registrant's reserve for the Rim Mine includes a total of 100,000 tons at 0.182% U3O8 and 1.73% V2O5 containing 364,000 pounds of U3O8 and 3,460,000 pounds of V2O5..

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

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III and Pigeon are mined out and have been reclaimed; Hermit is partially reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining reserves and have been placed on a standby basis.

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

An Energy Fuels feasibility study dated January 15, 1996 for Canyon Mine attributed a mineral deposit of 3,094,000 pounds U3O8 contained in 182,000 ore tons at 0.850% eU3O8. S2MS supports only about 2/3 of this in its current assessment. However, in the S2MS Report, S2MS notes that a portion of the Canyon Mine breccia pipe has not been evaluated/drilled from the surface and underground drilling has not been conducted. S2MS also notes that Energy Fuels stated that it is realistic to expect that "fracture/ring ore" will be discovered and that the calculated deposit will be extended to the 3 million pound mineral deposit used in the above cited Energy Fuels feasibility study.

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

3. Energy Fuels' forecast that potentially in excess of 40 million pounds U3O8 could exist in several undeveloped deposits in the area. S2MS did not review this potential.

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

MINABLE RESERVES

The geological mineral deposits are 119,500 tons at a grade of 0.545% U3O8. The minable reserves accepted by S2MS are lower in tons than the mineral deposits, as certain zones below the incremental cutoff grade have been excluded from the mining plan.

Estimated minable diluted recoverable mineral deposits for Arizona 1 are shown by S2MS as 80,085 tons grading approximately 0.651% U3O8 resulting in 1,043,149 pounds of U3O8.

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

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00 - $12.00 per lb. of U3O8 produced.

                                   CANYON MINE

LOCATION AND ACCESS

The Canyon Mine is located 13 miles south of the Grand Canyon, two miles off highway 180.

MINABLE RESERVES

The mineral deposits are 129,000 tons in the proven and probable category at a grade of 0.801% U3O8. All deposits are estimated from 24 near vertical holes drilled from the surface.

Minable, diluted, recoverable ore deposits were estimated by S2MS as 108,168 tons grading approximately 0.902% U3O8 resulting in 1,950,948 pounds of U3O8.

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

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00-$12.00 per lb. Of U3O8 produced.

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

                       PINENUT POTENTIAL MINERAL DEPOSITS


                                                                     MINERAL          GRADE       TOTAL LBS.
                           CATEGORY                                  DEPOSIT          %U3O8          U3O8
                           --------                                  -------          -----       ----------
Low grade:                                                        109,990 tons        0.416         913,900
High grade:                                                        58,700 tons        0.463         543,200

Based on the high-grade scenario, the Registrant estimates that its total mining and milling costs will be in the range of $15.00-$18.00 per lb. of U3O8 produced from this mine.

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

More than 2,200 rotary drill holes have been completed on the Bullfrog property. Based on this drilling, independent consultants have estimated a mineral deposit of some 2.6 million tons at an average grade of 0.385% U3O8 containing 20.1 million pounds U3O8 and 60 million pounds V2O5. Not the entire prospect has been thoroughly explored, and excellent potential exists to identify additional reserves.

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

The Bullfrog deposits, together with the smaller cluster of deposits discovered by adjacent claim owners, comprise mineral deposits of over 30 million pounds U3O8 and represent the largest close-spaced cluster of Salt Wash uranium deposits discovered on the Colorado Plateau.

MINERAL DEPOSIT MODELS

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,065 tons at a grade of 0.334% U3O8 containing 12,923,468 pounds of U3O8. A higher-grade portion of the deposit contains 1,300,000 tons at a grade of 0.417% U3O8 or 11 million pounds of U3O8.

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

COMPARISON OF RESERVES

Most ISL properties have relatively low grades of uranium. The ISL process was designed to mine low-grade ores out of permeable sands in a cost-effective way. Given the nature of these ores and of the ISL process, the thickness of the ore deposits is very important in determining the value of the ore deposit. As a result, the grade multiplied by the thickness, or "GT", is commonly used to compare ore deposits that are amenable to the ISL process. Generally ISL projects in the United States have average GT's of between 1 and 2 (ft % U3O8).

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

MINERAL DEPOSITS

Uranium at Reno Creek occurs in ore sands at depths from 300 to 420 feet below surface. The roll fronts in the area are typically low grade (average less than 0.15% U3O8) and thick (average up to 17 feet). About 4,000 drill holes are completed and logged on the property. These holes are generally on lines normal to the roll front, spaced approximately 200 feet apart with hole spacing thereon 100 feet or greater.

The Registrant attributes a total mineral deposit to the project of 5,100,000 pounds U3O8 with average thickness ranging from 14 to 17 feet. Average grades are from 0.066 to 0.081% U3O8. The Registrant applies a 75% recovery factor, resulting in 3.8 million pounds recoverable. Average GT values at Reno Creek range from 1.0 to 1.4.

POTENTIAL FOR ADDITIONAL MINERAL DEPOSITS

Reno Creek displays significant potential for definition of additional deposits both within the project area and from properties adjacent or near the project.

Within the project area, potential deposit increases fall into two categories:

1. A 1988 study prepared by Union Pacific Resources quoted reserves attributable to the project of 10.1 million pounds eU3O8. This 1988 deposit utilized a minimum of 20 feet of hydrologic head above the ore.

     The 10.1 million pound 1988 deposit quotation is 5 million pounds eU3O8 greater than the mineral deposit now assigned the project.

2. Further deposit additions may come from delineation drilling about and between identified deposit blocks. Also, wide spaced drilling has identified ore grade intercepts in isolated holes. Additional drilling is necessary to explore this potential.

Outside the project area, properties adjacent and nearby host drilled uranium mineralization and, consequently, the potential for acquisition of additional deposits also exists. For example, the Registrant attributes about 3.2 million pounds eU3O8 to a nearby property.

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

MINING AND EXPLORATION HISTORY

Uranium mineralization was first discovered in the Edgemont Mining District in 1952, and small quantities of uranium ore were mined in the early 1950's and shipped to Grand Junction, Colorado for processing. In 1956 a small mill was established in Edgemont and produced uranium and vanadium from a number of small operations in the district, mainly open pits, but some production came from underground workings accessed by adits. When mining finally ceased in the early 1970's a total of 2.4 million pounds of U3O8 had been produced from ores averaging 0.14% U3O8.

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

In 1981, TVA completed a feasibility study on the Dewey and Burdock areas based on an underground operation producing 750 tons per day from five shafts (three at Burdock and two at Dewey). A total mining mineral deposit of five million pounds U3O8 at an average grade of 0.20% U3O8 with a minimum six foot mining width was estimated.

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

MINERAL DEPOSIT ESTIMATE

DATA BASE

The total project mineral deposit is 6.66 million pounds U3O8 with an average GT grade-thickness of 1.28 (ft.% U3O8). Additional geologic potential in excess of 1 million pounds of U3O8 is projected on known trends within the leased properties, but these trends have not been adequately evaluated by drilling.

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

Mongolia's climate is harsh, with temperatures ranging between -15 degrees and -45 degrees C (-5 degrees and -50 degrees F) in winter and 10 degrees and 45 degrees C (50 degrees and 115 degrees F) in summer. Winters are dry, and summer rainfall seldom exceeds 380 millimeters in the mountains and 125 millimeters in the desert.

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

Following the 1996 exploration results, drilling was increased substantially in 1997 and 1998. Emphasis shifted from the Choir Depression to the Hairhan Depression and the Ulziit Depression. A summary of joint venture drilling is presented on the following table:

                          DRILLING ACTIVITIES IN METERS


     DEPRESSION
        AREA                1994                1996               1997                1998               TOTAL
     ----------             ----                ----               ----                ----               -----
Choir                       8,439              25,699             18,816                   -               52,954
Hairhan                         -               1,014             32,426              33,058               66,498
Gurvan Saihan                   -               3,495                  -                   -                3,495
Ulziit                          -                   -              4,179              16,900               21,079
Undurshil                       -                   -                  -               2,360                2,360
New Properties                  -                   -                  -                 672                  672
                            -----              ------             ------              ------              -------
Total:                      8,439              30,208             55,421              52,990              147,058

GEOLOGY

Uranium exploration is focused on large depression areas filled with Cretaceous sediments and flanked by Proterozoic schists, gneisses and limestones as well as Permian acid volcanics, Palaeozoic granites and Mesozoic leucogranites and volcanics. The Lower Cretaceous, which is up to 1,500 metres thick, is comprised of two facies: (1) low-sorted gravels, conglomerates and sandstones, and (2) lake sediments (clays, argillaceous sandstones) and brown coals. The Upper Cretaceous is five to 40 metres thick, consists largely of sand and gravel formations cemented by limonite-goethite, and is confined to small areas near the centres and margins of the major depressions. The dips are flat, but may steepen to 5 degrees to 10 degrees near margins. There is some block faulting, and dips may increase to 70 degrees to 80 degrees against faults.

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

AREA                   GRADE (%U3O8)                POUNDS U3O8            THICKNESS(ft)
----------------------------------------------------------------------------------------
BELOW WATER TABLE

Haraat N-1 & N-2           0.046                      2,787,000                 26.7
Shar Oortsog               0.018                      2,146,000                  9.9
Haraat West                0.025                      1,089,000                  9.2
Haraat East                0.030                        375,000                  4.7
                           -----                     ----------                 ----
     Subtotal              0.027                      6,397,000                 13.8

ABOVE WATER TABLE

Haraat N-1 & N-2           0.025                     16,084,000                 19.8
Shar Oortsog               0.025                      6,983,000                  7.1
Haraat West                0.018                      1,641,000                 10.2
Haraat East                0.026                      9,600,000                 10.6
                           -----                     ----------                 ----
     Subtotal              0.024                     34,308,000                 13.8

     Total Mineral Deposits = 40,705,300 Pounds U3O8

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

Proven and probable mineral deposits have been calculated as of the end of 1998 at 0.024% U3O8 cutoff for the area of detail drilling at Hairhan.

                                                          AVERAGE GT
    ZONE           THICKNESS (ft)     GRADE (%U3O8)        (ft. %)         POUNDS U3O8
   ------------------------------------------------------------------------------------
   f2                   15.1              0.078              1.18             994,000
   f5.25                33.8              0.061              2.05           4,876,000
   f7.5                 26.2              0.114              3.00           4,777,000
   f8.5                 22.3              0.097              2.17           2,077,000
   f12                  39.1              0.072              2.81           2,361,000
   f18-fM               16.2              0.106              1.72           1,103,000
                        ----              -----              ----          ----------
   Total                27.1              0.084              2.27          16,188,000

TOTAL = 16,188,000 Pounds U3O8
AVG THICKNESS 27.1 Feet
AVG GRADE = .084% U3O8

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


        IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
        ---------------------------                            -----------------------------           ----------
        Adolf H. Lundin                                                22,500,000(1)                      34.3%
        Directors and Officers as a group (8 persons)                  24,595,926                         37.5%

--------------
(1) These shares are held in escrow pursuant to the terms of an Escrow Agreement among the Registrant, Adolf H. Lundin, Lukas H. Lundin and The Montreal Trust Company of Canada. Pursuant to the terms of the agreement, one-fifth of the shares have been released from escrow one year following the date of listing of the Registrant's common shares on The Toronto Stock Exchange, i.e. on May 16, 1998. The balance of the shares will be released as to one-fifth on each of the following anniversary dates so that all of the shares will be released by May 16, 2002.

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

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

THE TORONTO STOCK EXCHANGE                           HIGH                       LOW                    VOLUME
--------------------------                          -------                   -------                  ------
                                                    (Cdn $)                   (Cdn $)
May-June 19 97                                       1.50                       1.00                 16,785,754

July-September 1997                                  1.32                       0.96                 10,353,679

October-December 1997                                1.45                       0.84                  7,910,042

January-March 1998                                   1.40                       0.92                  4,192,792

April-June 1998                                      1.08                       0.50                 19,140,463

July-September 1998                                   .57                        .38                  8,669,927

October-December 1998                                 .59                        .38                  9,520,910

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

        YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
        ----               -------               ----------                ------------
        1994                0.7365             0.7166 - 0.7731                0.7457
        1995                0.7275             0.7023 - 0.7478                0.7438
        1996                0.7329             0.7235 - 0.7513                0.7301
        1997                0.7221             0.6947 - 0.7483                0.7236
        1998                0.6898             0.6321 - 0.7292                0.6533


              CALENDAR QUARTER ENDED        AVERAGE        LOW-HIGH            LAST DAY OF QUARTER
              ----------------------        -------        --------            -------------------
                      12/31/97               0.7127     0.6947 - 0.7292                0.6995
                      03/31/98               0.6994     0.6821 - 0.7105                0.7045
                      06/30/98               0.6911     0.6782 - 0.7051                0.6817
                      09/30/98               0.6607     0.6321 - 0.6835                0.6533
                      12/31/98               0.6484     0.6427 - 0.6578                0.6501

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

                                                    FISCAL YEAR ENDED        FISCAL YEAR ENDED
                                                   SEPTEMBER 30, 1998       SEPTEMBER 30, 1997
                                                   ------------------       ------------------
                   Revenues                             $32,940,876               $   523,865

                   Net Income (loss)
                   - Canadian GAAP                      $ 1,617,331               $    18,694
                   - US GAAP                            $(2,349,312)              $(1,674,797)

                   Net Income (loss) per
                   equity share
                   - Canadian GAAP                      $      0.02               $        --
                   - US GAAP                            $     (0.04)              $      (.04)

                   Total assets
                   - Canadian GAAP                      $54,770,714               $57,200,339
                   - US GAAP                            $48,494,610               $54,890,878

                   Total long-term debt,
                   Including reclamation
                   obligations                          $13,319,872               $13,285,662

                   Cash Dividends                       $        --               $        --

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

The spot market value of uranium (value reflected in contracts with a single delivery which generally call for material to be delivered within a one-year period) began the fiscal year at $11.00 per pound U308, rose to $12.75 in November, then declined during the remainder of the fiscal year to $9.75 in September. The base market price for long-term contracts (contracts which call for deliveries in multiple future years) was approximately $11.10 per pound U308 in September 1998.

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

1999 FISCAL YEAR OUTLOOK

The Registrant's profitability is highly dependent upon uranium and vanadium prices. These commodity prices both softened considerably in the last half of fiscal 1998 and have continued to fall. As mentioned above, uranium spot prices began the year at $11.00 per pound U308, rose to $12.75 then declined to $9.75 in September. Subsequent to year-end, the price continued to fall to $8.75 per pound U308 prior to recovering to $10.50 in January 1999. Vanadium prices began the year at approximately $4.10 per pound V205, rose to approximately $6.70 in the early summer and then declined to approximately $5.70 by the end of September. Since year-end, the vanadium price declined significantly to approximately $2.80 per pound V205. Most market analysts are expecting a rebound in the vanadium prices during 1999; however, they do not expect to see the high price levels that were experienced during 1998. The uranium market continues to face uncertainty, particularly over the impact of new supply sources, such as highly enriched uranium from Russia and U.S. government stockpiles and the potential sale of 62 million pounds from uranium inventories held by USEC, Inc. through 2005. Due to these uncertainties, the Registrant has discontinued further development of its Topaz Mine until prices recover. Should the spot prices for both uranium and vanadium remain depressed, the Registrant will re-evaluate its current mining operations and other properties in order to determine the appropriate level of future production and development. Although the Registrant has deliveries scheduled under its current contracts in 1999, any additional sales revenue will be dependent on market prices and new demand. To mitigate this exposure in future years, the Registrant will continue its focus on long-term contracts. The inability of the Registrant to obtain new long-term contracts will adversely affect revenue and net income. Sales contracts associated with amounts allocated to favorable uranium sales contracts on acquisition expire in the first quarter of 1999. These contracts provided revenues of $8,068,600 in 1998 and will provide revenues of approximately $4.6 million in the first quarter of 1999. The Company has entered into other long-term sales contracts since acquisition, which are expected to provide revenues of approximately $2.1 million in 1999.

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

The Registrant has not entered into any future vanadium sales contracts at this time and is thus subject to future price changes. A $0.50 decrease in the market value of V205 would correspond to approximately a $1,200,000 reduction in projected fiscal year end 1999 revenues.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 12, 1999, are as follows:


 NAME AND MUNICIPALITY                                                                                  FIRST
     OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION           ELECTED
 ---------------------                -----------                       --------------------           -------
LUNDIN, LUKAS H. (1)        Chairman of the Board and Director   Chairman of the Board of the             May
Vancouver, Canada                                                Corporation; Director and Officer        1997
                                                                 of a number of publicly-traded
                                                                 natural resource companies.
----------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.            President, Chief Executive           President and Chief Executive            May
Denver, USA                 Officer and Director                 Officer of the Corporation.              1997

----------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.        Vice President, General Counsel,     Vice President, General Counsel and      May
Denver, USA                 Corporate Secretary and Director     Corporate Secretary of the               1997
                                                                 Corporation.
----------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.              Director                             Lawyer, partner, Cassels Brock &         May
Toronto, Canada                                                  Blackwell, Barristers and Solicitors     1997
----------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J.F.    Director                             Chairman of Northern Securities,         May
Toronto, Canada                                                  Inc.                                     1997
----------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.            Director                             Self-employed businessman.               May
Vancouver, Canada                                                                                         1997
----------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.(1)         Director                             Director and Officer of a number of      May
Geneva, Switzerland                                              publicly-traded natural resource         1997
                                                                 companies.
----------------------------------------------------------------------------------------------------------------
BERTS, HAROLD R.            Vice President                       Vice President of the Registrant         May
Denver, USA                                                                                               1997
----------------------------------------------------------------------------------------------------------------
MEYER, THAD L.              Vice President, Treasurer and        Vice President Finance, Chief          October
Denver, USA                 Chief Financial Officer              Financial Officer of the Registrant      1997
----------------------------------------------------------------------------------------------------------------

----------------
(1)  Lukas H. Lundin is the son of Adolf H. Lundin

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

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998

                                                                             OTHER ANNUAL         SECURITIES UNDER
   NAME AND PRINCIPAL                                                        COMPENSATION          OPTIONS GRANTED
        POSITION                 SALARY                  BONUS                   (US$)                   (#)
   ------------------            ------                  -----               ------------         ----------------
Earl E. Hoellen
President and Chief
Executive(1)                    $180,000                  Nil                    $2,500(2)                Nil

David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(1)                    $150,000                  Nil                    $9,000(3)                Nil

Harold R. Roberts
Vice President,
Operations                      $140,000                  Nil                    $2,025(2)                Nil

Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer                         $118,429(4)               Nil                        --            125,000 shares

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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 12, 1999:

                                    NUMBER OF
          CLASS OF                COMMON SHARES                            OPTION PRICE           OPTION
          OPTIONEES               UNDER OPTION         DATE OF GRANT          (CDN $)           EXPIRY DATE
          ---------               -------------        -------------       ------------         -----------
  Executive officers and            1,625,000           May 9, 1997            1.25             May 8, 2000
  directors as a group                250,000          July 1, 1997            1.25            June 30, 2000
                                      125,000         October 8, 1997          1.25           October 7, 2000
                                      775,000         January 14, 1999         0.75           January 13, 2002
                                    ---------
  Total:                            2,775,000

  All option holders as a             764,000*          May 9, 1997            0.75             May 8, 2000
  group (including executive        1,625,000           May 9, 1997            1.25             May 8, 2000
  directors)                          250,000          July 1, 1997            1.25             May 8, 2000
                                      125,000         October 8, 1997          1.25           October 7, 2000
                                       50,000*         March 20, 1998          0.75            March 8, 2001
                                      900,000         January 14, 1999          0.75          January 13, 2002
                                    ---------
  Total:                            3,714,000

------------
 *   Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 12, 1999.

                                  NUMBER OF
  EXECUTIVE OFFICERS            COMMON SHARES                            OPTION PRICE           OPTION
     AND DIRECTORS              UNDER OPTION         DATE OF GRANT          (CDN $)           EXPIRY DATE
  ------------------            -------------        -------------       ------------         -----------
Earl E. Hoellen                    1,000,000           May 9, 1997           1.25             May 8, 2000
                                     375,000        January 14, 1999         0.75           January 13, 2002

David C. Frydenlund                  250,000           May 9, 1997           1.25             May 8, 2000
                                     250,000          July 1, 1997           1.25            June 30, 2000
                                     200,000        January 14, 1999         0.75           January 13, 2002

Harold R. Roberts                    250,000           May 9, 1997           1.25             May 8, 2000
                                      75,000        January 14, 1999         0.75           January 13, 2002

Thad L. Meyer                        125,000        October 8, 1997          1.25           October 7, 2000
                                     125,000        January 14, 1999         0.75           January 13, 2002

Adolf H. Lundin                       25,000           May 9, 1997           1.25             May 8, 2000

Lukas H. Lundin                       25,000           May 9, 1997           1.25             May 8, 2000

William A. Rand                       25,000           May 9, 1997           1.25             May 8, 2000

John H. Craig                         25,000           May 9, 1997           1.25             May 8, 2000

Christopher J.F. Harrop               25,000           May 9, 1997           1.25             May 8, 2000
                                   ---------
TOTAL:                             2,775,000

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual Report:

                                                                                                          Page
                                                                                                          ----
          Index to Consolidated Financial Statements..................................................... F-i
          Auditors' Report to the Shareholders........................................................... F-1
          Consolidated Balance Sheets at September 30, 1998 and 1997..................................... F-2
          Consolidated Statements of Operations and Retained Earnings
             For the Periods Ended September 30, 1998 and 1997........................................... F-3
          Consolidated Statements of Cash Flows for the Periods Ended
             September 30, 1998 and 1997................................................................. F-4
          Notes to the Consolidated Financial Statements................................................. F-5

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

INTERNATIONAL URANIUM CORPORATION

By:  /s/ David C. Frydenlund
    --------------------------------------
    David C. Frydenlund, Vice President and General Counsel

Dated:  July 5, 2000
       -----------------------