Form 20-F/A
period 1999-09-30
INTERNATIONAL URANIUM CORP
filed 2000-07-06
CIK 1063259

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

                  For the fiscal year ended September 30, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.
           For the transition period from             to
                                          -----------    -----------

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

                                                    ISSUED AND OUTSTANDING
            TITLE OF CLASS                         AS OF SEPTEMBER 30, 1999
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

YES  X     NO
   -----      ------

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17    X    ITEM 18
         -----          ------

The Registrant has filed a notification of Late Filing on Form 12b-25 regarding the financial statement footnote entitled "Differences Between Canadian and United States Accounting Principles and Practices" which is not currently included in this filing.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 1 Description of Business", "Item 2 - Description of Property", "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".

GLOSSARY OF TERMS

ALTERNATE FEED                Ore or residues from other processing facilities
                              that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be recovered either alone or in conjunction with other co-products at the Registrant's facilities;

BLM                           Means the United States Bureau of Land Management;

CCD CIRCUIT                   The counter-current decantation circuit at the
                              White Mesa Mill, in which uranium-bearing solution is separated from the crushed waste solids;

CONCENTRATES                  Means product from a uranium mining and milling,
                              or in situ leach facility, which is commonly referred to as yellowcake or U3O8;

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

YELLOWCAKE                    Means U3O8.


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

International Uranium Corporation (the "Registrant") is in the business of recycling uranium-bearing waste products as an alternative to the direct disposal of these waste products. In addition, IUC is engaged in the selling and trading of uranium recovered from these operations and other commercial activities in the international nuclear fuel market. IUC also sells vanadium and other metals that can be produced as a co-product with uranium. IUC owns several uranium and uranium/vanadium mines and exploration properties that are on standby. The Registrant is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation." See "Amalgamation."

The head office of the Registrant is located at Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265. The registered office of the Corporation is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Registrant entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). The Registrant raised Cdn$47.25 million through a special warrant private placement and used cash of approximately Cdn$29.3 million to purchase the Energy Fuels' assets (see "Acquisition" for further details). Energy Fuels was a uranium producer with properties in the United States and Mongolia.

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

Due to deteriorating commodity prices and other factors, the Registrant has ceased its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on standby. The Registrant intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties. See "Current Operations."

While this reduction in exploration and mining activities is underway, the Registrant intends to marshall its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Registrant will also continue to evaluate other opportunities unrelated to its mining and alternate feed activities.

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

AMALGAMATION AGREEMENT

Old IUC and Thornbury entered into an amalgamation agreement, which contained such representations and warranties, covenants, indemnification and other provisions as are customarily found in an amalgamation agreement entered into by parties dealing at arm's length.

                                   ACQUISITION

The Registrant entered the uranium industry by acquiring substantially all of the uranium producing assets of Energy Fuels. On December 19, 1996, Old IUC, through its subsidiary, International Uranium Holdings Corporation, entered into an agreement (the "Acquisition Agreement") to acquire the Energy Fuels' Assets for cash of $20.5 million, subject to adjustment. The terms of the acquisition were approved by the United States Bankruptcy Court following a lengthy bidding procedure as required under United States bankruptcy laws. See "Bankruptcy of Oren Benton and Nuexco." The acquisition was completed on May 9, 1997.

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

The cost of construction of the White Mesa Mill was funded in large part by Kernkraftwerk Goesgen-Daeniken AG, and Nordostschweizerische Kraftwerke AG, the former limited partners in certain of the Energy Fuels Assets (the "Swiss Utilities"), who owned a 40% limited partnership interest in almost all of Energy Fuels" United States assets. In 1995, this 40% limited partnership interest was converted into a 9% royalty on all uranium produced and a 5% royalty on vanadium and all other minerals produced from the United States properties. The Swiss utilities have agreed to a reduction in this royalty on these properties until December 31, 2000. See "Swiss Royalty Interest".

In the early 1980s Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Registrant included four developed or partially developed mines as well as several targeted mines and numerous other exploration targets.

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

In the early 1990s, Energy Fuels also acquired two ore bodies intended to be mined by in situ type mining technology: the Reno Creek property in Wyoming, and the Dewey Burdock property in South Dakota.

In early 1995, Energy Fuels filed for protection under Chapter 11 of the United States Bankruptcy Code as a result of providing guarantees to an affiliated company and its majority shareholder. See "Bankruptcy of Oren Benton and Nuexco".

BANKRUPTCY OF OREN BENTON AND NUEXCO

On February 23, 1995, Oren L. Benton ("Benton") and two entities which Benton controlled -- Nuexco Trading Corporation ("Nuexco") and CSI Enterprises, Inc. ("CSI") -- filed for protection under Chapter 11 of the United States Bankruptcy Code.

Energy Fuels, Ltd. ("EFL") and Energy Fuels Exploration Company ("EFEX") also filed for protection under Chapter 11 of the United States Bankruptcy Code on February 23, 1995. EFL and EFEX were both controlled by Benton through the Energy Fuels Mining Joint Venture ("EFMJV"). EFL and EFEX were forced into bankruptcy because Benton, as controlling shareholder, caused them to guarantee certain of Benton's and Nuexco's investment and trading activities. EFMJV filed for protection under Chapter 11 on August 12, 1996.

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

            SUMMARY OF ENERGY FUELS ASSETS ACQUIRED BY THE REGISTRANT

UNITED STATES ASSETS

The Energy Fuels Assets acquired by the Registrant pursuant to the Acquisition Agreement located in the United States included the following:

         o the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant in Blanding, Utah. See "White Mesa Mill."

         o the Arizona Strip Properties, developed and partially developed mines and exploration properties in north central Arizona. See "Arizona Strip."

         o the Colorado Plateau properties, developed and partially developed mines and exploration properties straddling the south/central Colorado and Utah border. See "Colorado Plateau District."

         o the Reno Creek in situ leach project, a uranium deposit in the Powder River Basin area of Wyoming. See "Other U.S. Mineral Properties.""

         o the Dewey Burdock in situ leach project, a uranium deposit in South Dakota. See "Other U.S. Mineral Properties."

         o the Bullfrog project, a uranium deposit in south central Utah. See "Other U.S. Mineral Properties."

         o    mining equipment. See "Other Assets of Registrant."

         o various uranium supply, waste processing contracts, and joint venture contracts. See "Other Assets of Registrant."

         o various field and administrative offices. See "Other Assets of Registrant."

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Registrant, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. The Gurvan-Saihan Joint Venture currently holds some 3.19 million acres of uranium exploration properties in Mongolia. See "Mongolia Property."

CLAIMS ARISING OUT OF THE ACQUISITION

Under the Acquisition Agreement, the Registrant asserted claims during May 1998, against funds held in escrow for alleged breaches by Energy Fuels of certain representations and warranties relating to title on certain mineral claims in the Colorado Plateau District, and to the ability of the Mongolian joint venture to conduct exploration activities on a nature reserve area covering approximately 6% of the properties of the Mongolian joint venture. The liquidating trustee for Energy Fuels disputed these claims; however, during March 1999, the Registrant settled both of these claims with the trustee and received $200,000 from escrow.

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

Generally, uranium is mined and milled, converted, enriched and fabricated prior to use in a nuclear reactor. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined either by underground, open pit or in situ methods then partially refined at a nearby Mill to produce uranium concentrates. Typically, the uranium concentrate or U3O8, or yellowcake as it is referred to in the industry, is sold by the mining companies to electricity utilities in the form of U3O8. Market participants, such as utilities, then contract with the converters, enrichers, and fuel fabricators for services to further refine the yellowcake for use in a nuclear reactor.

URANIUM SUPPLY AND DEMAND

According to the UI, annual Western World uranium consumption has increased from approximately 56 million pounds U3O8 in 1980 to about 149 million pounds U3O8 in 1998. Demand could increase by increased plant operating capacities or reduced by premature closing of nuclear power plants.

Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets, as further described below.

According to the UI, primary western world uranium production had been in decline for a decade until the first rise in production in 1995, which was reported to be 85 million pounds. Of this, Canada and Australia accounted for more than 50% of total production. Increases continued in 1996 and 1997 to 72 and 73 million pounds, respectively. The increase in western world production was short lived with a drop in production to 68 million beginning in 1998. Major production cut backs and delays had been announced at the end of 1998 in Canada, Australia, United States and South Africa, which has resulted in a significant drop in production to 61 million for 1999.

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

Inventories represent the largest portion of secondary sources of supply and can be quite difficult to quantify. Inventories include production inventories held by producers and utilities, and government and military stockpiles. Inventories are held for a variety of reasons, such as: government policy, avoiding supply disruptions and taking advantage of favorable market prices.

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

The USEC Privatization Act provides a framework for the introduction of Russian uranium into the U.S. commercial uranium market. The agreement was signed during July 1998 between the Russian government and three Western companies granting an option to the Western companies to purchase a portion of the Russian natural uranium derived from the LEU.

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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U3O8 with a record high of 42 million pounds U3O8 in 1995 followed by a low, over the period, to 11 million pounds U3O8 in 1998. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following three years largely contributed to a relatively steady drop in prices to $9.60 in December 1999. Prices remain depressed as a result of weak demand and are currently around $9.50.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, primary production in Russia and other former CIS republics, as well as supplies from Russian HEU and other Russian stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Some analysts believe, however, that prices should stabilize and begin to rebound in the next several years.

COMPETITION

The Registrant markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Registrant competes primarily on the basis of price. Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 1999, five (5) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), Energy Resources of Australia Ltd. ("ERA"), The RTZ Corporation PLC ("RTZ"), and WMC Limited, produced over 67% of total world output. Most of Western World production was from only eight countries: Canada, Niger, Australia, Namibia, South Africa, United States, France, and Gabon. In 1988, the former CIS, and mainland China began to supply significant quantities of uranium annually into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing 25 million pounds U3O8 on average over the past few years, or about 35% of total world production. The Registrant's total production is a small percentage of total Western World production.

                               THE VANADIUM MARKET

As a co-product of the production of uranium from the Colorado Plateau District ores, the Registrant has produced and sells vanadium.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa Mill is capable of producing three products, ammonium metavanadate ("AMV") and vanadium product liquor ("VPL"), both intermediate products, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V2O5"). The majority of sales are as V2O5, with AMV and VPL historically produced and sold on a request basis only.

Vanadium is generally produced as a by- or co-product of other metal production. In the United States, the most significant source of production has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. However, low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby.

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V2O5 firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices then declined to $2.80 per pound due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim. At the end of 1999 prices fell to $1.50 per pound V2O5 with many experts predicting that prices would remain in this depressed state for an extended period of time.

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 2 to 3% from its current level of 130 million pounds V2O5. Worldwide production capacity is expected to increase from its current level of 120 million pounds beginning in the year 2000. Recent comments in trade journals have indicated that the major South African producers have augmented their production by the integration of their ferro-vanadium production. Many experts believe that there will continue to be some oscillation in the market price over the next 12 to 18 months before a sustained recovery is expected to be experienced at what such experts believe may be near the $2.50 to $3.00 per pound range.

Vanadium has been largely producer priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that will be produced by the Registrant will be based on weekly quotations of the London Metal Exchange ("LME"). Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

                            ALTERNATE FEED PROCESSING

Commissioned in 1980, the White Mesa Mill has processed conventional ores for the recovery of uranium and vanadium for many years. In addition, the Registrant's NRC license gives the Registrant the right to process other uranium-bearing materials known as "alternate feeds," pursuant to an Alternate Feed Guidance adopted by the NRC in 1995. Alternate feeds are uranium-bearing byproduct materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Registrant can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Registrant to process these materials to recover uranium and then dispose of the remaining byproduct in the Mill's licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Registrant the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices. By working with the Registrant and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

The Mill has received nine license amendments to date, authorizing the Mill to process nine different alternate feed materials. To date the Mill has recovered approximately 1,125,000 pounds of U3O8 from the processing of alternate feed materials. Of these amendments, five have involved the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of Department of Energy material. These five feed materials were generally relatively high in uranium content and relatively low in volume. The remaining three amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume. The Registrant has received and processed approximately 44,000 tons of FUSRAP materials from the Ashland 2 site near Buffalo, New York, and is currently receiving approximately 100,000 tons of such material from the Ashland 1 site, also near Buffalo. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The U.S. Army Corps of Engineers (the "Corps"), charged with the task of reducing the cost of this remediation program, awarded the Ashland 2 contract to the Registrant to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Registrant was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used.

The Registrant estimates that there are potentially several million tons of uranium-bearing soils and materials located at these FUSRAP and similar sites. While the Corps is responsible for the clean up of several million tons of alternate feed material under FUSRAP, it is only one agency of several that is being operated by the federal government for the clean up of former defense and nuclear weapons sites. The Department of Energy, NRC and Department of Defense combine for an additional 15 million tons of low-level radioactive waste to be cleaned up over the next 15 years. It is anticipated that these uranium-bearing soils will be excavated and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

Even though there are significant volumes of materials estimated under the government programs, nuclear fuel cycle facilities and private industry will remain an important part of the Registrant's alternate feeds program over the foreseeable future. For example, the second alternate feed campaign completed in fiscal 1999 involved an alternate feed material that the Registrant acquired under a contract with a nuclear fuel cycle facility. The high-grade uranium content of this material provided the Registrant with 160,000 pounds of uranium. The Registrant continues to receive alternate feeds under this contract, and is working toward concluding a similar contract in the coming year with another nuclear fuel cycle facility. As well, the Registrant will continue to be an outlet for smaller private companies seeking recycling as a cheaper alternative to direct disposal.

While the progress made to date is considerable, there are regulatory uncertainties associated with this uranium recycling business. As noted, the Registrant's license gives the Registrant the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Registrant's alternate feed projects have been challenged by the State of Utah, which believes that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company. The Registrant's White Mesa Mill has been granted nine license amendments for processing alternate feeds out of nine requests, and the Registrant has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Registrant's NRC license amendment that allowed the Registrant to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners affirmed an earlier ruling by the Atomic Safety and Licensing Board just over one year ago, and resolved in the Registrant's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the potential several million tons of uranium bearing soils and materials located at former defense sites that are being pursued by the Registrant can be processed at the Mill in accordance with NRC health and safety regulations. See "Legal Proceedings."

It should be noted that, while this decision represents a final agency action by the NRC on this matter, the State of Utah could still appeal this decision to the U.S. Court of Appeals. However, the Registrant has been working with the Utah Department of Environmental Quality ("UDEQ") to resolve any concerns that UDEQ has regarding the operations at the Mill. The Registrant and UDEQ have made considerable progress in this regard to date, and the Registrant intends to continue working with UDEQ to cooperatively resolve any outstanding issues in a manner that will provide UDEQ with the regulatory comfort that it desires while still allowing the Registrant to pursue the development of its alternate feed business. The Registrant remains optimistic that this objective will be achieved. See "Legal Proceedings."

The Registrant continues to expect that the development of the business of recycling uranium-bearing waste materials can result in a profitable business for the Registrant, if the Registrant is able to develop the required backlog of alternate feed materials. As noted above, there are potentially millions of tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for the foreseeable future. While the number of potential sources of supply for these types of materials continues to grow, the challenge for the Registrant will be in acquiring sufficient contracts in a timely manner so that the White Mesa Mill is able to operate efficiently on a continuous basis. Despite its successes in developing this new business opportunity, the Registrant has not to date developed this required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. While the Registrant's reduction in exploration and mining activities is underway (see "Current Operations"), the Registrant intends to marshall its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Registrant cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities.

                               CURRENT OPERATIONS

The Registrant has focused on the following four areas in the past:

     1)   Mining
     2)   Alternate Feed Processing
     3)   Exploration and Development
     4)   Marketing

These will be discussed below. However, due to deteriorating commodity prices and other factors, the Registrant has ceased its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on standby. The Registrant intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

While this reduction in exploration and mining activities is underway, the Registrant intends to marshall its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Registrant will also continue to evaluate other opportunities unrelated to its mining and alternate feed activities.

MINING OPERATIONS

The Registrant commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

To supplement its own production, the Registrant implemented an ore purchase program under which it intended to purchase ore from many small independent mines in the Uravan district of the Colorado Plateau mining region. Unfortunately, this program did not materialize to the degree hoped, as the independent miners found that their operations were not economic at current commodity prices, due to new regulatory and environmental licensing requirements that had come into effect since they last operated.

The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. Due principally to the lack of success of the Registrant's purchased ore program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of ore, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from the Registrant's mines and independent mines. All of the ore was shipped to the White Mesa Mill, and the Registrant commenced the milling of this ore during June. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries during this production run. Nevertheless, as of September 30, 1999, approximately 72,750 tons of ore had been fed to the Mill, leaving approximately 14,500 tons in stockpile, which was milled during October and early November of 1999. During the Mill run, the Registrant did successfully recover approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices and other factors, the Registrant has placed all of its mines on standby. The Registrant has also written-off the carrying value of its U.S. mineral properties for the same reason. The Registrant intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties. The

Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

ALTERNATE FEED PROCESSING

While declining commodity prices seriously affected the Registrant's conventional mining, milling and exploration programs, the Registrant did have some notable success in the development of its alternate feed, uranium-bearing waste recycling business. During fiscal 1999, the Registrant was awarded its second contract under the U.S. government's Formerly Utilized Sites Remedial Action Program ("FUSRAP") for the Ashland 1 site, near Buffalo, New York. This contract is a multi-year contract that involves over 100,000 tons of uranium-bearing soils that will be processed through the Mill. The Registrant also received NRC approval to receive alternate feed materials from a third FUSRAP project with sites located in and around St. Louis, Missouri, which paves the way for the Registrant to pursue a commercial contract for this material. At this time, the Registrant has not yet been successful in being awarded such a contract. In addition, the Registrant concluded contracts with other private sector facilities for the recycling of uranium-bearing waste materials during the year. Also noteworthy is the fact that the NRC decided the State of Utah's appeal of the Ashland 2 license amendment in favor of the Registrant, thereby resolving in the Registrant's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. See "Alternate Feed Processing" and "Legal Proceedings." The Registrant intends to marshall its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Registrant continues to expect that the development of its alternate feed business can result in a profitable business for the Registrant, if the Registrant is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. Despite the Registrant's successes, however, the Registrant has not to date developed the required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. See "Alternate Feed Processing."

Process milling of alternate feeds generated $4,288,515 of the Registrant's fiscal 1999 revenues which were approximately 31% of total revenues for the year.

EXPLORATION AND DEVELOPMENT

In the area of exploration and property development, the Registrant did not undertake any exploration activities in 1999. The Registrant's 70% owned Gurvan-Saihan Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources during the field seasons of 1997 and 1998, was placed on standby during fiscal 1999. The two field camps in the Hairhan and Haraat regions are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. The Registrant considers the Mongolian Joint Venture to be a valuable asset and is discussing with other investors and interested parties the potential for their participation in the Joint Venture. See "Mongolia Property."

In addition, due to the weak uranium market, the Registrant also suspended all licensing work on its Reno Creek in situ leach property during fiscal 1999. In order to minimize the holding cost of its U.S. mining properties, the Registrant has dropped some portions of this property and is seeking potential purchasers for the remaining portion. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs. See "Other U.S. Mineral Properties."

MARKETING

Despite the weak uranium market, the Registrant was an active seller of U308 in fiscal 1999. The Registrant delivered over 1.1 million pounds of uranium to six customers generating $9,758,317 of revenues; Sixteen (16) percent of the material sold was produced by the Registrant from its alternate feed processing. The remaining 84% was purchased; therefore, the Registrant was able to take advantage of the low market prices to fill existing contracts at a profit.

                                  RISK FACTORS

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Registrant intends to marshall its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Registrant has had considerable success to date in this initiative, the Registrant has not to date developed a sufficient backlog of alternate feed business to allow the Mill to operate efficiently on a continuous basis. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Registrant will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Registrant cannot develop this backlog in the near future, it may pursue other business opportunities.

ABILITY TO SUCCESSFULLY PURSUE OTHER BUSINESS INITIATIVES

If the Registrant is unsuccessful in developing the alternate feed, uranium-bearing waste recycling business, it may pursue other business opportunities in lieu thereof. In addition, the Registrant will continue to evaluate other opportunities unrelated to its mining and alternate feed activities. There can be no guarantee or assurance that the Registrant has or will be able to develop the required expertise or experience for any such other business opportunities or that any such other business opportunities will be successful.

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings are affected by the long- and short-term market price of U3O8 and V2O5. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the former CIS and Australia.

During fiscal year 1999, U3O8 prices started at $9.75 per pound U308 in September 1998, rose to $10.85 in March, then declined to $9.75 per pound in September 1999. The spot market value of vanadium, however, suffered a tremendous decline. V2O5 prices were $5.37 per pound V205 in September 1998, and then declined during the remainder of the fiscal year to $1.84 per pound in September 1999. Uranium prices have continued to drift downward to $9.30 per pound in March 2000, while vanadium prices have recovered slightly to approximately $2.25 per pound.

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

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit estimates included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Registrant believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, based on current commodity prices, none of the Registrant's mineral deposits are considered ore, and there can be no assurances that any of such deposits will ever be reclassified as ore. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as ore.

REPLACEMENT OF MINERAL DEPOSITS

The Registrant's total uranium mineral deposits will decrease over time as its current uranium producing properties are depleted, sold or closed. There can be no assurance that uranium properties will remain, be developed and placed into production or that the Registrant's future exploration, development and acquisition efforts will be successful.

MINING AND MILLING RISKS AND INSURANCE

The mining and milling of uranium and uranium-bearing materials is a capital intensive commodity business, and is subject to a number of risks and hazards. These risks are environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, the foregoing risks and hazards could result in damage to, or destruction of, the Registrant's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Registrant's mines or in its exploration or development activities, monetary losses, cost increases which could make the Registrant uncompetitive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, additional costs are incurred by the Registrant on a regular and ongoing basis.

The Registrant maintains insurance against certain risks that are typical in the uranium industry. This includes approximately $47,000,000 of fire and casualty insurance for damage to the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill and mine activities caused by fire or other insured casualty, and $12,000,000 of general liability insurance. Although the Registrant maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Registrant or to other companies within the uranium mining and milling business.

GOVERNMENTAL REGULATION AND POLICY RISKS

Mining and milling operations and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Registrant's mines and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may have an impact on the Registrant's decisions as to whether to operate existing mines or refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Registrant's results of operations in a particular period or its long-term business prospects. In addition, should certain recent proposals being considered by the U.S. Congress become law, a royalty on production of minerals from unpatented mining claims located on federal lands could be imposed, which could adversely impact the Registrant's proposed business and uranium prospects.

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

The Registrant has detected some chloroform contamination at the Mill site, that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility. See "Legal Proceedings." The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, the Registrant is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Registrant have been reserved to secure a portion of this bonded amount. Although the Registrant's financial statements contain as a liability the Registrant's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Registrant's financial statements. See "Reclamation."

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

Long term demand for uranium is relatively fixed due to the fact that there are a limited number of nuclear reactors in the world and the lead time for construction of new reactors is many years. As a result, in any given year the Registrant likely will rely on a relatively small number of customers to purchase a significant portion of its production of uranium. The loss of any of the Registrant's largest customers or curtailment of purchases by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Registrant's financial condition and results from operations. Factors which may adversely affect purchases by customers from the Registrant include decisions by customers to forego purchases and use existing inventories of uranium, as well as competition from other uranium suppliers.

MONGOLIA PROPERTY

The Mongolia Property continues to be a significant asset of the Registrant. As with any foreign operation, the Mongolia Property may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt the project, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriation of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to affect adversely the value or continued viability of the Registrant's interests in the Mongolia Property. The Registrant intends to monitor this investment with a view to anticipating political, economic or other events that may affect the Registrant's interests in the Mongolia Property. See "Mongolia Property."

RELIANCE ON ALTERNATE FEED INCOME; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Registrant's expected revenues and income over the next several years is expected to result from the processing of alternate feed materials through the White Mesa Mill. The Registrant's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license from the NRC. There can be no assurance that the NRC will continue to issue such license amendments. See "Alternate Feed Processing" and "Legal Proceedings."

Although the Registrant believes that alternate feed sources will continue to generate income for the Registrant in the foreseeable future, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Registrant's success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium and radioactive waste recycle/disposal industry. The number of individuals with significant experience in this industry is small. While the Registrant does not foresee any reason why such officers and key employees will not remain with the Registrant, if for any reason they do not, the Registrant could be adversely affected. The Registrant has not purchased key man life insurance for any of these individuals.

CONFLICTS OF INTEREST

Certain of the directors of the Registrant also serve as directors of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Registrant will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Registrant and such other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. The Registrant believes that no material conflicts of interest currently exist. See "Interest of Management in Certain Transactions."

LIMITED OPERATING HISTORY

The Registrant began its business in May 1997, following the acquisition of assets from Energy Fuels. As a result, the Registrant has had a limited history of operations. There can be no assurance that the Registrant's operations will be profitable.

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

During mining, ore is received at the Mill and stockpiled. Amenability tests are run on ore lots from individual mines to determine if blending of the ores will increase overall recovery. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The White Mesa Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION

The Mill is generally in good operating condition, but with a need for capital expenditures to reline tailings Cell No. 4A. The Registrant has been refurbishing and maintaining other portions of the Mill as needed during operations.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with leaking seams in the liner for Cell No. 4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 million for this purpose, based on existing design criteria. After Cell No. 4A is relined, approximately 1,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The environmental assessment for the Mill permits that a total of another three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of 12 years of operation at 2,000 tons per day, 260 operating days a year.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital projects anticipated over the next three years with respect to operation of the White Mesa Mill are:

ITEM                                               ESTIMATED COSTS
----                                               ---------------
Reclaim Cell 2                                        1,675,000
Tailings Cell No. 4A reline                           1,500,000
Additional tailings cell                              2,500,000
                                                     ----------
TOTAL                                                $6,450,000
                                                     ==========

It should be noted that new design parameters for the relining of tailings cell No. 4A and the construction of additional tailings cells may be mandated by applicable regulatory authorities. The Registrant estimates that if such were to be the case, the estimated cost of relining cell No.4A could be $1.5-$3.0 million, and the cost of an additional cell could be approximately $2.5-$5.0 million.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled ore, mainly from the Arizona Strip; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Registrant completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; and, in 1999 the Registrant completed the processing of two alternate feed sources and its 87,250 ton conventional mill run.

OPERATION AT REDUCED CAPACITY

Nameplate capacity of the Mill is 2,000 tons per day of ore, which would yield 6 million pounds U3O8 per year from Arizona Strip ore or 3 1/2 million pounds per year of U3O8 and up to 18 million pounds per year of V2O5 from Colorado Plateau ores. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

The Registrant has modified the Mill to a reduced effective capacity of approximately 1,050 tons of material per day. This will allow the Mill to be run more frequently and will reduce the amount of time that material is stockpiled.

However, the unit cost of milling ore increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill.

The Registrant's capital expenditures required to reduce the capacity of the Mill were approximately $100,000, and that amount is approximately the same amount that would be required to increase capacity at a later date, should that alternative become economically attractive.

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

In the future, should the Registrant choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Registrant after discussion with the NRC and reviewing costs for demolition. These estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                                          $1,505,166
Cover tailings cell #2                                                         1,082,869
Cover tailings cell #3                                                         1,565,444
Cover tailings cell #4A                                                          120,128
Tailings cell #1                                                                 933,169
Miscellaneous - management, hygiene, radiation, etc.                           1,939,480
                                                                              ----------
Direct Costs                                                                   7,146,256
Contractors' Profit                                                              714,626
Contingency                                                                    1,071,939
Licensing and bonding                                                            142,925
Long term care fund                                                              606,721
                                                                              ----------
TOTAL ESTIMATED COSTS                                                         $9,682,467
                                                                              ==========

On February 10, 2000 the NRC issued amendment No.13 to the Mill license which reduced the current surety from $11,469,859 to the amount shown above of $9,682,467.

SEQUENTIAL RECLAMATION

Under the Mill's NRC permit, the Mill is only allowed to have two tailings cells open at any one time. Prior to depositing tailings into Cell No. 4A, the Registrant is required to close tailings Cell No. 2 The Registrant also intends to commence reclamation of Cell No.2 for approximately $1,675,000. The result is that the total cost of reclamation at any one time, and hence the amount of the bond required, is not expected to increase as Cell No.4A is brought into use.

As each pond, or cell, is filled with tailings, the water is drawn off and pumped to the evaporation pond and the sands allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of 6 to 8 feet of clay and rock over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process, and the total cost of reclamation at any point in time is not expected to increase significantly over the amounts set out in the table above, other than due to inflationary factors.

GROUND WATER DISCHARGE PERMIT

Although the Mill is designed as a facility that does not discharge to groundwater, the Registrant is negotiating a State of Utah Groundwater Discharge Permit with the State of Utah Department of Environmental Quality, which will give the State of Utah dual jurisdiction over the protection of groundwater at the Mill site. The State of Utah requires that every operating uranium mill in the State of Utah must have a State Groundwater Discharge Permit, regardless of whether or not the facility discharges to groundwater.

                           SUMMARY OF MINERAL DEPOSITS

The following is a summary of the Registrant's estimates of the uranium and vanadium contained in mineral deposits on the Registrant's various properties, as of March 31, 2000:

                             MILLION LBS U3O8             MILLION LBS V2O5
                          -----------------------     -----------------------
                                        POTENTIAL                   POTENTIAL
                          MINERAL       MINERAL       MINERAL       MINERAL
                          DEPOSITS      DEPOSITS      DEPOSITS      DEPOSITS
                          ---------------------------------------------------
ARIZONA STRIP                  -          36               -             -
(conventional mining)
-----------------------------------------------------------------------------
ARIZONA 1 MINE               1.0             -             -             -
(standby)
-----------------------------------------------------------------------------
CANYON MINE                  2.0           1.0             -             -
(partially developed)
-----------------------------------------------------------------------------
PINENUT MINE                 0.9             -             -             -
(standby)
-----------------------------------------------------------------------------
COLORADO PLATEAU             8.9           4.5          48.1          26.2
(conventional mining)
-----------------------------------------------------------------------------
BULLFROG PROJECT            12.9           7.0             -             -
(conventional mining)
-----------------------------------------------------------------------------
RENO CREEK                   5.9           3.0             -             -
(in situ mining)
-----------------------------------------------------------------------------
DEWEY BURDOCK                6.2           0.3             -             -
(in situ mining)
-----------------------------------------------------------------------------
GURVAN SAIHAN JV            22.6         100               -             -
(in situ mining)
-----------------------------------------------------------------------------
TOTALS                      60.4         151.8          48.1          26.2

The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District until mid-1999. This mining activity consumed approximately 0.5 million lbs of U3O8 and 3.2 million lbs of V2O5 mineral deposits. In mid-June, 1999, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Registrant has also written-off the carrying value of its U.S. mineral properties for the same reason. Accordingly, none of the Registrant's U.S. mining properties should be considered minable at this time; hence none of the above deposits should be considered "reserves," but should be classified as "mineral deposits."

In addition, in order to reduce property holding costs, the Registrant is in the process of attempting to sell its U.S. mineral properties, and to selectively drop many of those mineral properties that cannot be sold. Since the beginning of fiscal 1999 and up to March 31, 2000, the Registrant has dropped properties containing approximately 1.9 million lbs U3O8 estimated to be contained in mineral deposits, 0.5 million lbs U3O8 estimated to be contained in mineral deposits, 10.7 million lbs V2O5 estimated to be contained in mineral deposits and 2.8 million lbs V2O5 estimated to be contained in potential mineral deposits from the Colorado Plateau District; approximately 3 million lbs of U3O8 estimated to be contained in potential mineral deposits from the Arizona Strip District; approximately 1.6 million lbs of U3O8 estimated to be contained in mineral deposits and 2 million lbs of U3O8 estimated to be contained in potential mineral deposits from the Reno Creek Project; and approximately 0.4 million lbs U3O8 estimated to be contained in mineral deposits and 0.9 million lbs potential U3O8 estimated to be contained in potential mineral deposits from the Dewey Burdock Project. The Registrant intends to continue to selectively drop mineral properties that cannot be sold, in order to reduce holding costs.

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950s this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Registrant) in the Uravan area is reported at 47 million pounds of U3O8 and 273 million pounds of vanadium, yielding an overall ratio of V2O5/U3O8 of 5.79.

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

The unusual nature of these ore bodies has therefore traditionally resulted in a limited amount of resources being dedicated to delineate reserves prior to mining. Traditionally, there will be some ore reserves that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of reserves will remain delineated at the end of the year. This pattern has persisted since the 1940s.

Based on this history of production from the Colorado Plateau, the Registrant believes that the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

Presently mineral deposits estimated to contain approximately 8.9 million pounds of uranium have been identified by the Registrant on its Colorado Plateau properties. These mineral deposits are also estimated to contain approximately
48.1 million pounds of vanadium. The Registrant estimates that its Colorado Plateau properties could potentially contain an additional 4.5 million pounds of uranium and 26.2 million lbs of vanadium in additional potential mineral deposits.

GEOLOGY

The Registrant's properties in this geographic area are typical uranium-vanadium deposits of the Colorado Plateau type located in the southern end of the Uravan mineral belt. The rocks of the Colorado Plateau are predominately sedimentary ranging in age from Precambrian to Tertiary and, although uranium mineralization occurs in sediments of different ages, the most important deposits of the Uravan belt occur in the Salt Wash Member of the Jurassic Morrison Formation.

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

OPERATIONS

The Registrant's principal mining complexes on the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, Egnar Plains and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines. As mentioned above, all of these mines are currently on standby.

Due to the shutdown of mining operations on the Colorado Plateau in mid-1999, the Registrant closed its field office in Dove Creek Colorado.

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

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits and have been placed on a standby basis. Ore from the Arizona Strip mines can be hauled by truck from the mine site to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

Due to the shutdown of mining activities and the Registrant's initiatives to reduce the holding costs of its U.S. mineral properties, the Registrant has closed its field office in Fredonia Arizona.

MINE DEVELOPMENT

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

OPERATIONS

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which are currently on standby. The Arizona Strip properties are estimated to contain approximately 3.9 million pounds of U3O8 from mineral deposits and an additional 37 million pounds of U3O8 from potential mineral deposits.

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects, from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

Energy Fuels conducted an extensive exploration program in the Arizona Strip. Since 1980, Energy Fuels identified in excess of 1,300 breccia pipe targets. Of these, Energy Fuels drilled at least one hole on 140 breccia pipe targets, of which 62 were verified to be breccia pipes, and identified mineralization in 42 of these. Subsequently all of these 42 breccia pipes were acquired by the Registrant. The Registrant has since dropped one of these breccia pipes.

Energy Fuels targeted 31 of these mineralized breccia pipes for further exploration, and based on past experience, believed that these potential mineral deposits could contain approximately 36 million pounds of uranium.

                          OTHER U.S. MINERAL PROPERTIES

In addition to the mineral properties on the Colorado Plateau and the Arizona Strip, the Registrant also acquired from Energy Fuels the Bullfrog, Reno Creek and Dewey Burdock properties located in the United States.

BULLFROG PROPERTY

The Bullfrog property is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 150 miles from the White Mesa Mill.

More than 2,200 rotary drill holes have been completed on the Bullfrog property. There are no surface or underground workings or infrastructure on the property.

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,065 tons at a grade of 0.334% U3O8 containing 12,923,468 pounds of U3O8. A higher-grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.417% U3O8 or 11 million pounds of U3O8.

RENO CREEK PROPERTY

The Reno Creek Property is a potential uranium in situ leach ("ISL") mine project located in the Powder River Basin of northeastern Wyoming, 47 miles south of Gillette. Access to the property is by state highway, which cuts through the property.

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

In the 1980s, a field pilot plant was operated on the property. The pilot plant demonstrated that an ISL process could mine uranium and that the ground water can be restored after mining.

Due to the weak uranium market, the Registrant has suspended all licensing work on its Reno Creek property and portions of the Reno Creek property were dropped in fiscal 1999. As of March 31, 2000 the Registrant estimates remaining mineral deposits to contain approximately 5.9 million lbs U3O8, plus remaining potential mineral deposits to contain 3 million pounds of U3O8. The Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.

DEWEY BURDOCK PROPERTY

The Dewey Burdock property area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road.

The Dewey/Burdock deposit has been considered as a candidate for ISL mining. Although the mineral deposit computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests will have to be conducted before the mineral deposit can be conclusively determined to be amenable to ISL.

Portions of the Dewey Burdock property were dropped in 1999. The remaining mineral deposits are estimated by the Registrant as of March 31, 2000 to contain approximately 6.2 million lbs U3O8, plus remaining potential mineral deposits are estimated to contain an additional 0.3 million lbs of U3O8. The Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.

                                MONGOLIA PROPERTY

OVERVIEW AND PROJECT STATUS

The Registrant owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds significant uranium exploration and mineral deposit properties in Mongolia.

Due to depressed commodity prices, the Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources during the field seasons of 1997 and 1998, was placed on standby during fiscal 1999. The two field camps, in the Hairhan and Haraat regions, are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. Although the registrant has currently placed this project on standby, the Registrant considers the Mongolian Joint Venture to be a valuable longer term asset, due to the vast potential for the Mongolian property and the successes to date. The Registrant is discussing with other investors and interested parties the potential for their participation in the Joint Venture in order to further exploration on this project in the nearer term.

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

RELIGION AND LANGUAGE

The traditional faith in Mongolia was Buddhist Lamaism, which was suppressed beginning in 1929. Only one small monastery remains, at Ulaanbaatar. Buddhism is enjoying a revival since the end of communism in the late 1980s.

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

Total foreign trade turnover in 1997 was $861.4 million; exports equaled $418 million, and imports totaled $443.4 million. Copper and molybdenum concentrates, fluorspar, goat wool, and cashmere accounted for 66% of exports.

MINERAL DEPOSITS

Mongolia has substantial deposits of copper, molybdenum, gold, uranium, lead, zinc, zeolites, rare earths, ferrous metals, fluorspar, phosphate, and precious and semi-precious stones. Several mining operations were developed before 1989 with assistance of the Soviet Union and Eastern European countries, and in recent years a number of private mining operations have begun. Due to isolation from international trading systems and lack of infrastructure, many mining prospects remain undeveloped. In recent years, gold production has emerged as one of the most dynamic sectors of the Mongolian economy. Gold production has grown seven-fold since 1990 and reached 8 metric tons (257,000 oz.) in 1997.

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

Following dissolution of communist control in Mongolia in the early 1990s, independent newspapers and journals proliferated. Mongolia is served by a number of major daily papers. Mongolia has also moved rather quickly to keep up with modern communications, but improvements are generally limited to Ulaanbaatar. The central phone system is modern and reliable. Ulaanbaatar has cellular phone service and access to the Internet became available in 1997. In 1998, an e-mail daily news service, published in English, became available.

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

HISTORY

Modern history of Mongolia began with the rise of the great Mongol Empire at the beginning of the 13th Century under Genghis (Chinggis) Khan. By 1280 the Mongol's ruled from Peking to the Adriatic and from Siberia to Persia and the northern border of India. Kublai Khan, grandson of Genghis, founded the Yuan dynasty in China in 1271. The Manchu Empire subjugated Mongolia in 1691. The period of Manchu colonialism, which lasted for 220 years, was a grim time in Mongolian history.

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

Mongolia enacted a Foreign Investment Law in July 1993. This law has undergone revision with the purpose to further enhance foreign direct investment. Mongolia has passed the following laws to create a stable investment environment:

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

The Registrant acquired Energy Fuels' interest in the Joint Venture via its asset purchase and has assumed all of Energy Fuels' rights and obligations as per the agreements. Even though the Registrant has a 70% ownership interest in the Joint Venture, it is currently funding 100% of the JV's activities. The JV Agreement provides that the Registrant will receive preferential distributions on future production and profits until the Registrant has recovered, from net profits of the venture, 150% of its contributions on behalf of the non-funding members.

LOCATION AND PHYSICAL FEATURES

The Mongolian joint venture is comprised of five separate concession blocks, in the original grant by the Mongolian government, that cover a total area of 12,100 square kilometers in central eastern Mongolia. Based on encouraging exploration results in the 1996 and 1997 field seasons, the joint venture added 4365 square kilometers in eight additional parcels in early 1998. Following reconnaissance exploration in 1998, four of the eight new areas were dropped; the total land position of the joint venture as of early 2000 is 12,911 square kilometers.

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

In 1988 and 1989, a major drilling program was undertaken in the Choir Depression with a series of drill hole fences across the full 10 to 20 kilometers width of the depression. Fence spacings ranged from 8 to 12 kilometers with hole spacings at 100 to 800 meters. A total of 47,000 meters of drilling was completed in over 1,000 holes ranging in depth from 20 to 400 meters. The vast majority of the drilling was shallow down to 40 meters, testing the shallow mineralization in the Upper Cretaceous with efforts concentrated on defining the mineralization at Haraat. A few deeper holes were drilled to test the potential of the basin at depth.

Extensive drilling resumed in 1994 with the formation of the Gurvan-Saihan Joint Venture, and delineation drilling was undertaken at Haraat on a 200 meters x 100 meters grid with some closer spacing at 100 meters x 50 meters. Preliminary field ISL studies were also conducted at Haraat in 1994.

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

GEOLOGY

Uranium exploration is focused on large depression areas filled with Cretaceous sediments and flanked by Proterozoic schists, gneisses and limestones as well as Permian acid volcanics, Palaeozoic granites and Mesozoic leucogranites and volcanics. The Lower Cretaceous, which is up to 1,500 meters thick, is comprised of two facies: (1) low-sorted gravels, conglomerates and sandstones, and (2) lake sediments (clays, argillaceous sandstones) and brown coals. The Upper Cretaceous is five to 40 meters thick, consists largely of sand and gravel formations cemented by limonite-goethite, and is confined to small areas near the centers and margins of the major depressions. The dips are flat, but may steepen to 5 degrees to 10 degrees near margins. There is some block faulting, and dips may increase to 70 degrees to 80 degrees against faults.

The uranium mineralization is found in paleo channels and alluvial/fluvial systems and is thought to have been deposited from solutions percolating through the porous sandstones and precipitating uranium at reducing interfaces with organic detritus. The granites are the most likely uranium source, and consequently, the areas of the depressions flanked by granitic rocks are the most prospective. The main uranium minerals in the reducing environment below the water table are uraninite and coffinite. Above the water table, a number of different secondary minerals have been identified and include autunite, torbernite, bergenite and phosphuranylite. Geochemical studies show that small amounts of RE, rhenium and selenium accompany the uranium mineralization.

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

AREA                   GRADE (%U3O8)                POUNDS U3O8            THICKNESS(ft)
----------------------------------------------------------------------------------------
BELOW WATER TABLE

Haraat N-1 & N-2           0.046                     2,787,000                  26.7
Shar Oortsog               0.018                     2,146,000                   9.9
Haraat West                0.025                     1,089,000                   9.2
Haraat East                0.030                       375,000                   4.7
                           -----                     ---------
     Subtotal              0.027                     6,397,000

ABOVE WATER TABLE

Haraat N-1 & N-2           0.025                     16,084,000                 19.8
Shar Oortsog               0.025                      6,983,000                  7.1
Haraat West                0.018                      1,641,000                 10.2
Haraat East                0.026                      9,600,000                 10.6
                           -----                     ----------
     Subtotal              0.024                     34,308,000

     Total Proven, Probable and Possible Mineral Deposits = 40,705,300 Pounds U3O8

THE HAIRHAN DEPOSIT

By the end of the 1996 exploration season, a 23 km anomalous trend, based on radiometric surveys, was delineated in the Hairhan depression. A major exploration and delineation program in 1997 followed the initial reconnaissance drilling, and this program in 1997 led to the identification of the Hairhan uranium deposit.

Extensive exploratory and delineation drilling was conducted at the Hairhan deposit and on other targets in the Hairhan Depression in 1997 and 1998. Through the end of 1998, a total of 780 exploration holes, hydrology wells, and ISL test wells have been drilled in the Hairhan Depression. The total volume of drilling through the end of 1998 is 66,500 meters. The majority of the holes are in the main block (1500 meters by 2000 meters); much of which has been drilled on 100 meter x 50 meter spacing to support calculation of probable mineral deposits.

The Hairhan deposit is hosted in sandy sediments deposited in a fault graben, which focused the deposition of a sequence of alternating sands, siltstones, clays, and carbonaceous layers. The graben aligns with a structural valley in the nearby granitic highlands. Erosion, weathering, and leaching of the granites and the derived sediments formed uranium deposits in multiple layers. The ore deposition is related to reduction-oxidation interfaces. The ore ranges from 10 meters to at least 100 meters deep, with as many as six stacked horizons in some locations.

Core holes have been drilled to obtain rock samples for testing, and hydrogeological test wells were installed to evaluate aquifer properties. The water table is shallow at Hairhan, and all mineralization of interest is below the water table. The Hairhan deposit exhibits favorable characteristics for ISL.

Proven and probable mineral deposits have been calculated as of the end of 1998 at 0.024% U3O8 cutoff for the area of detail drilling at Hairhan:

                                                      AVERAGE GT
  ZONE          THICKNESS(ft)      GRADE (%U3O8)        (ft.%)        POUNDS U3O8
----------------------------------------------------------------------------------
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

The deposits at Haraat and Hairhan are suitable for ISL. Pilot tests have been run at Haraat, and preliminary testing was conducted in 1998 at Hairhan. The 1998 work at Hairhan confirmed that this deposit is amenable to acid ISL, and the test yielded favorable recovery and reagent usage rates.

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

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Registrant has placed all of its mines on standby. The Registrant intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

The permitting status of the various mines is set out below.

SUNDAY MINE COMPLEX

The Sunday Mine Complex is fully permitted for its mining activities. Recent changes in the laws of Colorado could give rise to additional future permitting requirements.

In recent years, the State of Colorado passed a law that provides that the Colorado Division of Minerals and Geology ("DMG") can determine that a mine is a Designated Mining Operation (a "DMO") if it is a mining operation at which "toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid- or toxic-forming materials will be exposed or disturbed as a result of mining operations". If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an "EPP"). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic- or acid-forming material or acid mine drainage associated with the operations. The EPP must be submitted to the DMG for review, and after a public hearing, a decision must be made within 120 days of the submission of a complete application, unless the application is considered to be complicated, which would extend the deadline to 180 days.

In 1995, DMG notified Energy Fuels that they believed that the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As mining activities were re-initiated at these mines, the DMG has reserved the right to submit a new notice of determination, which may require additional environmental review. As of this filing date, the Registrant has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

OTHER COLORADO PLATEAU MINES

The Rim, Van 4 and certain other Colorado Plateau mines are also permitted for mining.

ARIZONA STRIP MINES

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

As with the Canyon Mine, the Pinenut and Kanab North mines require that an Aquifer Protection Permit be obtained. Work is currently in progress to obtain these Aquifer Protection Permits. All of these projects are currently permitted to commence mining during submittal, review and update to these Aquifer Protection Permits. The Arizona 1 Mine currently has an aquifer protection permit and is fully permitted for mining.

                                   RECLAMATION

The Registrant is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $11,800,000 with cash of approximately $8.3 million securing the liability. All of the Registrant's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $9.7 million. The Registrant has posted a reclamation bond to the NRC for this amount.

Although the Registrant's financial statements contain as a liability the Registrant's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Registrant's financial statements.

                             SWISS ROYALTY INTEREST

Two Swiss Utilities acquired a 40% limited partnership interest in almost all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled ore, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty will apply to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, most of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest does not apply to the Mongolia Property, nor to any tolled ore, or purchased ore from third parties, or Alternate Feeds that are processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

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

                           OTHER ASSETS OF REGISTRANT

EMPLOYEES

As of March 31, 2000, the Registrant employs a total of 39 people, of which 17 are located at the head office in Denver, 19 are located at the White Mesa Mill, and three are located in Ulaanbaatar, Mongolia. Additional staff reductions are anticipated at head office over the remainder of this fiscal year.

ADMINISTRATIVE OFFICES

The Registrant has a head office in Denver, Colorado, as well as field offices in Blanding, Utah, and Ulaanbaatar, Mongolia.

EQUIPMENT

The Registrant acquired extensive mining equipment from Energy Fuels. Given the Registrant's decision to suspend all U.S. mining operations, the Registrant is currently in the process of selling its mining equipment.

SALES CONTRACTS

The Registrant currently has uranium sales contracts with certain U.S. and foreign customers under which the Registrant has the obligation to supply to those utilities a total of approximately 1,600,000 pounds of uranium during the next five years at prices in excess of the current spot price for uranium.

ITEM 3. LEGAL PROCEEDINGS

On July 23, 1998, the NRC issued an amendment to the Registrant's Mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of 11e.(2) uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the Atomic Safety and Licensing Board ("ASLB") for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the ASLB Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the full Commission of the NRC on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the full Commission of the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivira appeal. Envirocare also appealed to the United States Court of Appeals for the District of Columbia the decision of the full Commission of the NRC denying Envirocare standing on the Ashland 2 matter. This appeal and the Quivira appeal referred to above were joined as an appeal. On October 22, 1999, the Court of Appeals dismissed Envirocare's appeal, confirming the NRC's decision denying Envirocare standing in these matters.

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Registrant's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulates two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. Section 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Registrant was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleges that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues was amicably resolved between the parties (Utah indicated to the Registrant that its concerns that the alternate feed material might contain hazardous wastes was resolved by additional analytical and other data which was forwarded to Utah by the Registrant). On February 9, 1999, the ASLB Presiding Officer ruled in favor of the Registrant on the second issue, finding that the Registrant's license amendment met all of the requirements of the applicable statutes and regulations and was appropriately granted. The State of Utah appealed the decision of the ASLB Presiding Officer to the full Commissioner of the NRC for review. On February 10, 2000, the NRC Commissioners rendered their decision upholding the decision of the ASLB Presiding Officer and confirming the validity of the license amendment for the Ashland 2 Materials, thereby resolving in the Registrant's favor the long-standing dispute with the State of Utah over the types of alternate feed materials that can be processed at the White Mesa Mill. It should be noted that, while this decision represents a final agency action by the NRC on this matter, the State of Utah could still appeal this decision to the U.S. Court of Appeals. However, the Registrant has been working with the Utah Department of Environmental Quality ("UDEQ") to resolve any concerns that UDEQ has regarding the operations at the Mill. The Registrant and UDEQ have made considerable progress in this regard to date, and intends to continue working with UDEQ to cooperatively resolve any outstanding issues in a manner that will provide UDEQ with the regulatory comfort that it desires while still allowing the Registrant to pursue the development of its alternate feed business. The Registrant remains optimistic that this objective will be achieved.

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

In addition to the State of Utah, Envirocare, Pack Creek Ranch Company, a group called the Concerned Citizens of Utah and the Navajo Utah Commission filed petitions requesting a hearing on the Ashland 1 license amendment. The Registrant has filed submissions with the ASLB Presiding Officer assigned to the Ashland 1 license amendment opposing standing with respect to each of these additional submissions. The NRC Presiding officer denied standing to each of these parties. Envirocare appealed this decision to the full Commission of the NRC. The outcome of that appeal is pending. The hearing on the Ashland 1 license amendment has been put in abeyance pending the outcome of the appeal of the Ashland 2 decision before the full Commission of the NRC. On March 13, 2000, as a result of the NRC's decision on the Ashland 2 appeal, the State of Utah withdrew its request for a hearing on the Ashland 1 license amendment.

The Registrant intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Registrant does not ultimately prevail in any such actions and any appeals therefrom, the Registrant's ability to process alternate feeds containing lower levels of uranium, in certain circumstances, may be adversely affected since NRC license amendments are required for each alternate feed transaction.

During a sampling event at the White Mesa Mill in May, 1999, the Registrant discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Initial investigations by independent experts retained by the Registrant indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,200 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Registrant to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Registrant is performing investigations and taking actions in accordance with the Corrective Action Order. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

ITEM 4. CONTROL OF THE REGISTRANT

(a) As far as it is known to the Registrant, the Registrant is not directly or indirectly owned or controlled by another corporation(s) or any foreign government.

(b) Information is set forth below with respect to persons known to the Registrant to be the owner of more than ten percent of the Registrant's voting securities as of January 24, 2000 and the total amount of these securities owned by the officers and directors as a group.


     IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
     ---------------------------                            -----------------------------           ----------
     Adolf H. Lundin                                                22,500,000(1)                      34.3%

     Directors and Officers as a group (8 persons)                  24,575,926                         37.5%

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

As of March 29, 2000, 10,966,355 of the Registrant's outstanding common stock were registered in the names of residents of the United States. The Registrant's common stock is issued in registered form and the percentage of shares reported to be held by U.S. shareholders of record is taken from the records of The Montreal Trust Company of Canada, the registrar and transfer agent for the Common Stock.

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

            PERIOD                         HIGH                          LOW                        VOLUME
            ------                        -------                      -------                      ------
                                          (Cdn $)                      (Cdn $)
May-June 1997                              1.50                         1.00                      16,785,754
July-September 1997                        1.32                         0.96                      10,353,679
October-December 1997                      1.45                         0.84                       7,910,042
January-March 1998                         1.40                         0.92                       4,192,792
April-June 1998                            1.08                         0.50                      19,140,463
July-September 1998                        0.57                         0.38                       8,669,927
October-December 1998                      0.59                         0.38                       9,520,910
January-March 1999                         0.72                         0.44                       4,522,095
April-June 1999                            0.53                         0.26                       2,280,235
July-September 1999                        0.37                         0.22                       3,226,428
October-December 1999                      0.32                         0.19                       2,760,819
January-March 24, 2000                     0.28                         0.13                       4,490,600

The closing price of the common shares on The Toronto Stock Exchange on March 24, 2000, was Cdn$0.21.

CURRENCY TRANSLATIONS

As the Registrant's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/98, 3/31/99, 6/30/99, 9/30/99 and December 31, 1999:


        YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
        ----               -------               ----------                ------------
        1995                0.7275             0.7023 - 0.7478                0.7438
        1996                0.7329             0.7235 - 0.7513                0.7301
        1997                0.7221             0.6947 - 0.7483                0.7236
        1998                0.6898             0.6321 - 0.7292                0.6533
        1999                0.6681             0.6423 - 0.6912                0.6812


           CALENDAR QUARTER ENDED           AVERAGE        LOW-HIGH             LAST DAY OF QUARTER
           ----------------------           -------        --------             -------------------
                  12/31/98                   0.6485     0.6423 - 0.6579                0.6535
                  03/31/99                   0.6614     0.6551 - 0.6700                0.6628
                  06/30/99                   0.6793     0.6649 - 0.6912                0.6789
                  09/30/99                   0.6727     0.6611 - 0.6842                0.6812
                  12/31/99                   0.6795     0.6691 - 0.6924                0.6924

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on March 24, 2000 reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.6804 (Cdn.$1.00 = U.S.$0.6804).

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

An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is Cdn$5 million or more in the case of a "direct" acquisition (or where the Canadian asset acquired constitute more than 50% of the value of all entities acquired), or Cdn$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$192 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$192 million threshold applies. These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation or cultural heritage or national identity. If the forgoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

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

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income, but in the case of an individual only applies to those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long- term capital gains for a U S. Holder, which is a corporation.

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

PASSIVE FOREIGN INVESTMENT REGISTRANT

As a foreign corporation with U.S. Holders, the Registrant could potentially be treated as a passive foreign investment company ("PFIC"), as defined in section 1296 of the Code, depending upon the percentage of the Registrant's income which is passive, or the percentage of the Registrant's assets which is producing passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholders interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income not currently received subject to an interest charge on the deferred tax. Alternatively, a U.S. Holder may elect to "mark to market" his or her shares in the Registrant at the end of each year as set forth in Section 1296 of the Code. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

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

ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Registrant for the periods ended September 30, 1999, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Registrant and its subsidiaries. All amounts stated are in United States dollars:


                                                    FISCAL YEAR ENDED        FISCAL YEAR ENDED       FISCAL PERIOD ENDED
                                                   SEPTEMBER 30, 1999       SEPTEMBER 30, 1998       SEPTEMBER 30, 1997
                                                   ------------------       ------------------       -------------------
     Revenues                                         $ 14,046,832               $32,940,876              $   523,865

     Net Income (loss)
     - Canadian GAAP                                  $(17,097,677)              $ 1,617,331              $    18,694
     - US GAAP                                        $(16,503,583)              $(2,349,312)             $(1,674,797)

     Net Income (loss) per equity share
     - Canadian GAAP                                  $       (.26)              $       .02              $        --
     - US GAAP                                        $       (.25)              $      (.04)             $      (.04)

     Total assets
     - Canadian GAAP                                  $ 45,891,809               $54,770,714              $57,200,339
     - US GAAP                                        $ 40,209,799               $48,494,610              $54,890,878

     Total long-term debt,
     Including reclamation obligations                $ 17,608,511               $13,319,872              $13,285,662

     Cash Dividends                                   $         --               $        --              $        --

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Registrant for the fiscal years ending September 30, 1999, 1998 and 1997, should be read in conjunction with the consolidated financial statements of the Registrant and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Registrant's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Please refer to Note 18 of the Consolidated Financial Statements for a discussion of the differences between Canadian and United States accounting principles and practices that affect the Registrant.

RESULTS OF OPERATIONS

For the year ended September 30, 1999, International Uranium Corporation ("the Registrant") incurred a net loss of $17,097,677, compared to a net profit of $1,617,331and $18,694 for the year ended September 30, 1998 and the period ended 1997. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U3O8. The vanadium market saw prices plunge dramatically from $5.37 per pound V2O5 at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Registrant to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Registrant reducing the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Registrant also wrote-off the remaining unamortized portion of goodwill in the amount of $541,641.

During the year, the Registrant had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium ("U3O8") and $4,288,515 (31%) was derived from the Registrant's process milling of alternate feeds. In addition, the Registrant delivered 400,000 pounds U3O8 to a customer under a deferred sales arrangement. As such, the revenues and cost of revenues for this transaction have not been recorded.

These results are significantly lower than the corresponding results for the year ended September 30, 1998, where the Registrant had total revenues of $32,940,876, consisting of $19,890,300 in U3O8 sales and $13,050,576 of revenues from process milling of alternate feeds. For the period ended September 30, 1997, which was the Registrants first year of operations, total revenues were only $1,305,812.

The spot market value of uranium remained depressed and basically flat during the fiscal year. It began the fiscal year at $9.75 per pound U3O8, rose to $10.85 in March, then declined during the remainder of the fiscal year back to $9.75 in September. The spot market value of vanadium, however, suffered a tremendous decline. It began the fiscal year at $5.37 per pound V2O5 and then declined during the remainder of the fiscal year to $1.84 in September. As a result, the Registrant elected to only sell a very small quantity of the V2O5 it produced during the year. Also, due to the continued depressed price for U3O8, the Registrant only sold U3O8 into existing contracts and elected not to enter into any additional spot market contracts during the year.

Of the Registrant's 1999 uranium sales, 100% of the material was sourced from uranium purchased under pre-existing contracts. The $9,758,317 of uranium sales proceeds resulted from four separate sales transactions. Approximately 69% of the sales revenues (61% of the material delivered) arose from long-term contracts and the balance were from existing spot market contracts.

The Registrant's alternate feed projects this year consisted primarily of the processing of over 44,000 tons of uranium-bearing soil materials received from the Ashland 2 former defense site near Buffalo, New York. The Registrant received a recycling fee for this project, which contributed $3,794,195, or 88%, of the total process milling revenues for the year. The remaining alternate feed revenues of $494,320 came primarily from the sale of a product from a prior year's alternate feed project. The Registrant also produced approximately 160,000 pounds of U3O8 from another alternate feed source. The Registrant did not receive a recycling fee for this project, and the U3O8 remains in inventory to be sold at a later date. The Registrant's processing costs relating to alternate feeds totaled $3,213,789 for 1999 resulting in a gross profit from alternate feeds of $1,074,726.

Selling, general and administrative expenses for 1999 totaled $4,445,190 compared to $3,580,149 in 1998 and $1,007,832 for the period ended September 30, 1997. The increase in 1999 was due to an increase in outside legal and professional expenses related to the Registrant's development of its alternate feed business and to mine standby costs due to the suspension of mining operations. Depreciation, amortization and depletion expense was $664,633 in 1999, compared to $734,267 and $41,387 in 1998 and 1997 respectively. Net interest and other income decreased to $857,739 in 1999 from $1,128,562 in 1998 and $781,947 in 1997. These total revenues and expenses combined with the extensive write-offs stated above resulted in a net loss of $17,097,677 in 1999 compared to net income before taxes of $1,858,892 in 1998 and $18,694 in 1997.

The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Registrant has also completely written-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of ore, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from company and independent mines. All of the ore was shipped to the White Mesa Mill (the "Mill") and the Registrant commenced the milling of this ore during June. As of September 30, 1999, approximately 72,750 tons of ore had been fed to the mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

During fiscal 1999, the Mill produced 493,418 pounds U3O8 and 870,960 pounds V2O5. This includes both uranium produced from conventional ore as well as uranium recovered from alternate feeds. During the first quarter of fiscal 2000, the conventional mill run was completed which produced an additional 157,709 pounds U3O8 and 1,125,520 pounds V2O5. Actual mill recoveries were lower than historical levels due primarily to the short mill run and certain operational problems. These inventories have been written down to spot market prices as of September 30, 1999.

The Registrant suspended the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in situ leach project, located in the Powder River Basin of Wyoming. This review process could be reinstituted at any time. The Registrant has also written-off all of its investment and development expenditures related to this project. These decisions were, again, related to weak market prices for uranium.

The Gurvan-Saihan Joint Venture, the Registrant's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated over 22 million pounds of proven and probable resources for this program. Total cash expenditures by the Registrant relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998 and $1,191,525 in 1997.

The Registrant continued to increase its focus on acquiring and processing alternate feeds during the year, which resulted in the Registrant successfully processing over 44,000 tons of material from a former government weapons, or FUSRAP (Formerly Utilized Sites Remedial Action Program), site near Buffalo, New York. Based on the success of this project the Registrant signed a contract to process materials from another FUSRAP site and began to receive these materials in July. This project should generate over 100,000 tons of uranium-bearing materials for recycle through the Mill, for which the Registrant will receive a recycling fee in addition to retaining all of the uranium recovered. The recycling fee is paid when the material is delivered to the Mill and recorded as deferred revenue until the material is processed.

CAPITAL RESOURCES AND LIQUIDITY

The Registrant's working capital at September 30,1999 was $11,635,665 of which $469,407 consisted of cash and cash equivalents. This compares to working capital of $20,298,166 and $24,283,678 in 1998 and 1997 respectively. Cash and cash equivalents decreased from $13,953,355 in 1997 to $6,282,275 in 1998. Income from operations after adjustments for expenses not affecting cash (depreciation depletion, amortization of contract purchase costs, and other) used $580,686 of cash compared to providing $3,522,003 in 1998 and $57,581 in 1997. Net cash used by operations in 1997 was $3,163,190 and then increased to $5,544,038 in 1998 and to $9,970,712 in 1999. The

Registrant also continued to utilize cash to increase its inventory levels. This inventory increase in 1999 is primarily due to production from the Registrant's conventional mill run.

Expenditures for property, plant and equipment totaled $2,057,178 in 1999, compared to $3,812,556 during 1998 and $2,679,149 in 1997. The majority of these expenditures represent improvements and circuit modifications at the Mill to allow for more efficient ore and alternate feed processing. Investments in the Gurvan-Saihan Joint Venture totaled $983,367 in 1999.

The Registrant is projecting only minor expenditures during fiscal year 2000 for property, plant and equipment, and expenditures on the Mongolia mineral properties are projected to be only $327,000.

During March 1999, in order to provide the Registrant with more short-term cash flexibility, a $10,000,000 working capital loan agreement was established with Norwest Bank. The one-year facility provides for advances based on applicable receivable levels and U3O8 inventories. This facility has been reduced to $9,000,000 in order to secure a letter of credit. As of September 30, 1999, $950,000 was outstanding under this new facility.

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

The Registrant has also posted bonds securing these liabilities and has deposited marketable securities on account of these obligations. The amount of these restricted marketable securities collateralizing the Registrant's reclamation obligation was $8,344,541 at September 30, 1999.

2000 FISCAL YEAR OUTLOOK

Certain of the Registrant's operations are dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Registrant elected to suspend all U.S. mining activities and to completely write-off the carrying value of its U.S. mineral properties in 1999. The Registrant also does not anticipate that these commodity prices will recover to levels that would warrant reactivation of these mines for several years.

The Registrant has therefore decided to focus its resources and attention in fiscal 2000 solely on the development of its alternate feed, or uranium-bearing waste recycling business. Although the Registrant is pursuing several alternate feed projects, it currently only has firm contracts for approximately four months of processing during fiscal year 2000. The Registrant remains optimistic that it will secure additional alternate feed contracts; however, unless a significant increase is obtained, the Mill will not be reactivated in fiscal 2000 and the Registrant will probably not be profitable for the year.

In order to reduce costs, the Registrant began consolidating certain of its mining locations during the fourth quarter of 1999. The Registrant will be making additional cost reductions at all levels, including reducing its workforce in both its operating and administrative areas.

RISKS AND UNCERTAINTIES

YEAR 2000

This risk involves the potential for the Registrant's operations to be disrupted by the failure of computer systems, which were not designed to function using dates for the new century. The Registrant has developed and implemented plans for making necessary program conversions and software upgrades. The cost of developing and implementing these conversions and upgrades was not material.

The Registrant has not experienced any adverse effects to date relating to this Year 2000 issue. Note that it is not possible to be certain that all aspects of the Year 2000 issue affecting the Registrant, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Registrant wishes to caution readers that disclosures made in the foregoing Management's Discussion and Analysis and elsewhere in this annual report represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by any forward-looking statements made by or on behalf of the Registrant.

Risk factors that affect the Registrant's results and the above discussion of the 2000 outlook include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

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

The Registrant's finished goods and ore stockpile inventories are recorded at the lower of cost or net realizable value as of September 30, 1999.

The Registrant has entered into future long-term sales contracts for uranium at prices in excess of its carrying value and market value for its inventory as of September 30 1999. Thus, the Registrant has reduced its current exposure to future uranium price decreases to the extent of the quantities covered by the long-term contracts. However, the Registrant's current and future inventories that are not covered by long-term contracts are subject to market price risk.

The Registrant has not entered into any future vanadium sales contracts at this time and is therefore its revenue and profits from vanadium sales are subject to future price changes.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 31, 2000, are as follows:

 NAME AND MUNICIPALITY                                                                                  FIRST
      OF RESIDENCE                     OFFICE HELD                        PRINCIPAL OCCUPATION         ELECTED
-----------------------                -----------                        --------------------         -------
LUNDIN, LUKAS H. (1)        Chairman of the Board and Director  Chairman of the Board of the             May
Vancouver, Canada                                               Registrant; Director and Officer of      1997
                                                                a number of publicly-traded natural
                                                                resource companies.
--------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.            President, Chief Executive          President and Chief Executive            May
Denver, USA                 Officer and Director                Officer of the Registrant.               1997

--------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.        Vice President, General Counsel,    Vice President, General Counsel and      May
Denver, USA                 Corporate Secretary and Director    Corporate Secretary of the               1997
                                                                Registrant.
--------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.              Director                            Lawyer, partner, Cassels Brock &         May
Toronto, Canada                                                 Blackwell, Barristers and Solicitors     1997
--------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J. F.   Director                            Chairman of Northern Securities,         May
Toronto, Canada                                                 Inc.
--------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.            Director                            Self-employed businessman.               May
Vancouver, Canada                                                                                        1997
--------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.(1)         Director                            Director and Officer of a number of      May
Geneva, Switzerland                                             publicly-traded natural resource         1997
                                                                companies.
--------------------------------------------------------------------------------------------------------------
HOCHSTEIN, RON F.           Vice President, Chief Operating     Vice President and Chief Operating     October
Denver, USA                 Officer                             Officer of the Registrant                1999
--------------------------------------------------------------------------------------------------------------
TOWNLEY, RICK L.            Vice President, Treasurer and       Vice President Finance, Chief            July
Denver, USA                 Chief Financial Officer             Financial Officer of the Registrant      1999

---------------
(1)  Lukas H. Lundin is the son of Adolf H. Lundin

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

AGGREGATE COMPENSATION FOR ALL OFFICERS AND DIRECTORS

An aggregate amount of $601,954 as compensation, was paid by the Registrant during its fiscal year ended September 30, 1999, to all directors and officers as a group.

SUMMARY COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Registrant for the year ended September 30, 1999:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                                                             OTHER ANNUAL         SECURITIES UNDER
       NAME AND                                                              COMPENSATION          OPTIONS GRANTED
  PRINCIPAL POSITION            SALARY(1)                BONUS                   (US$)                   (#)
  ------------------            ---------                -----               ------------         ----------------
Earl E. Hoellen
President and Chief
Executive Officer               $180,000                 Nil                    $2,500(7)               375,000

David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(2)                    $152,100(3)              Nil                    $9,000(4)               200,000

Harold R. Roberts
Vice President,
Operations(8)                   $140,000                 Nil                    $2,525(7)                75,000

Rick L. Townley,
Vice President, Finance
and Chief Financial
Officer(6)                      $105,000                 Nil                    $2,025(7)                  Nil

Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer(5)                      $ 93,149(5)              Nil                    $1,042(5)               125,000

NOTES TO SUMMARY COMPENSATION TABLE

(1) The Registrant's currency for disclosure purposes is US dollars, which is the functional currency of the Registrant's operations.

(2) Mr. Frydenlund has a contract of employment with the Registrant's subsidiary, International Uranium (USA) Corporation. The expiry date of the employment contract is June 30, 2000. There is no compensatory plan or arrangement provided in such contract in respect of resignation, retirement, termination, change in control of the Registrant or responsibilities, other than a commitment by the Registrant to pay certain relocation expenses to be incurred by Mr. Frydenlund.

(3) During the fiscal year ended September 30, 1999, a total of $152,100 was earned by Mr. Frydenlund, of which $150,000 was paid and $2,100 was accrued.

(4) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

(5) Mr. Meyer's employment was terminated effective June 30, 1999. Mr. Meyer received as severance three (3) month's salary as well as accrued benefits in the amount of $1,042 under the Registrant's subsidiary's 401K plan.

(6) Mr. Townley was appointed Vice President, Finance, Chief Financial Officer and Treasurer of the Registrant effective July 1, 1999.

(7) Amounts represent 401(k) matching contributions made to the named executive's retirement account per the Corporation's 401(k) Benefit Plan available to all eligible employees.

(8)  Mr. Roberts' employment was terminated effective January 31, 2000. Mr. Ron
     F. Hochstein has assumed Mr. Roberts' responsibilities.

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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 31, 2000:

                                   NUMBER OF
           CLASS OF              COMMON SHARES                             OPTION PRICE            OPTION
          OPTIONEES               UNDER OPTION         DATE OF GRANT          (CDN $)           EXPIRY DATE
          ---------              -------------         -------------       ------------         -----------
  Executive officers and           1,375,000            May 9, 1997            1.25             May 8, 2000
  directors as a group               100,000*           May 9, 1997            0.75             May 8, 2000
                                     250,000           July 1, 1997            1.25            June 30, 2000
                                     575,000         January 14, 1999          0.75           January 13, 2002
                                     250,000         October 11, 1999          0.75           October 10, 2002
                                   ---------
  Total:                           2,550,000

  All option holders as a            654,000*           May 9, 1997            0.75             May 8, 2000
  group (including                 1,375,000            May 9, 1997            1.25             May 8, 2000
  executive directors)               250,000           July 1, 1997            1.25             May 8, 2000
                                      50,000*         March 20, 1998           0.75            March 8, 2001
                                     700,000         January 14, 1999          0.75           January 13, 2002
                                     250,000         October 11, 1999          0.75           October 10, 2002
                                   ---------
  Total:                           3,279,000

-----------
* Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 31, 2000


                                     NUMBER OF
     EXECUTIVE OFFICERS            COMMON SHARES                             OPTION PRICE         OPTION EXPIRY
        AND DIRECTORS               UNDER OPTION         DATE OF GRANT          (CDN $)               DATE
     ------------------            -------------         -------------       ------------         -------------
Earl E. Hoellen                      1,000,000            May 9, 1997            1.25               May 8, 2000
                                       375,000         January 14, 1999          0.75            January 13, 2002

David C. Frydenlund                    250,000            May 9, 1997            1.25               May 8, 2000
                                       250,000           July 1, 1997            1.25              June 30, 2000
                                       200,000         January 14, 1999          0.75            January 13, 2002

Adolf H. Lundin                         25,000            May 9, 1997            1.25               May 8, 2000

Lukas H. Lundin                         25,000            May 9, 1997            1.25               May 8, 2000

William A. Rand                         25,000            May 9, 1997            1.25               May 8, 2000

John H. Craig                           25,000            May 9, 1997            1.25               May 8, 2000

Christopher J.F. Harrop                 25,000            May 9, 1997            1.25               May 8, 2000

Rick L. Townley                        100,000            May 9, 1997            0.75               May 8, 2000

Ron F. Hochstein                       250,000         October 11, 1999          0.75            October 10, 2002
                                     ---------
TOTAL:                               2,550,000

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

During the year ended September 30, 1999 the Registrant incurred legal fees of $50,197 to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the year ending September 30, 1998, the Registrant paid management and administrative service fees of $99,383 to a company owned by the Chairman of the Registrant, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Registrant continues to pay monthly fees of Cdn $12,840 to this service company.

During the period ended September 30, 1997 the Registrant loaned $850,000 to David C. Frydenlund, an Officer and Director of the Registrant, in order to facilitate relocation to the Registrant's headquarters. Of this amount, $650,000 was repaid prior to September 30, 1997, leaving $200,000 outstanding at September 30, 1997, 1998 and 1999. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2000. The loan is secured by the Officer's personal residence.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual Report:

                                                                                                         Page
                                                                                                         ----
          Index to Consolidated Financial Statements.................................................... F-i
          Auditors' Report to the Directors............................................................. F-1
          Consolidated Balance Sheets at September 30, 1999 and 1998.................................... F-2
          Consolidated Statements of Operations and (Deficit) Retained Earnings
             For the Years Ended September 30, 1999 and 1998 and Period
             from October 3, 1996 to September 30, 1997................................................. F-3
          Consolidated Statements of Cash Flow for the Years Ended
             September 30, 1999 and 1998 and Period
             from October 3, 1996 to September 30, 1997................................................. F-4
          Notes to the Consolidated Financial Statements................................................ F-5

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

INTERNATIONAL URANIUM CORPORATION

By:  /s/ David C. Frydenlund
   -------------------------------------------------
   David C. Frydenlund, Vice President and General Counsel

Dated:  July 5, 2000
       ---------------------