Form 20-F
period 2000-09-30
INTERNATIONAL URANIUM CORP
filed 2001-03-30
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
                                       OR
           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended September 30, 2000

                                       OR

 [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.
                  For the transition period from         to
                                                --------    --------

                         Commission File Number: 0-24443

                        INTERNATIONAL URANIUM CORPORATION
               (Exact name of Company as specified in its charter)

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

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:

                                                                   ISSUED AND OUTSTANDING
                           TITLE OF CLASS                         AS OF SEPTEMBER 30, 2000
                           --------------                         ------------------------
              Common Stock, Without Par Value                     65,525,066 common shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed during the preceding 12 months (or shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES            X              NO
          -----------               ------

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17     X                 ITEM 18
         -----------                   ------

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 4 - "Information on the Company," "Item 5 - "Operating and Financial Review and Prospects," "Item 11 - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Form 20-F constitutes forward looking statements ("Forward Looking Statements") within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the ability of the Company to develop the alternate feed business, dependence on a limited number of customers, limited operating history, government regulation and policy risks, environmental risks, reclamation obligations and the other factors set forth in the section entitled "Risk Factors".


                                GLOSSARY OF TERMS

ALTERNATE FEED                           Ore or residues from other
                                         processing facilities that contain
                                         uranium in quantities or forms that are
                                         either uneconomic to recover or cannot
                                         be recovered at these other facilities,
                                         but can be recovered either alone or in
                                         conjunction with other co-products at
                                         the Company's facilities;

BLM                                      Means the United States Department of
                                         Interior Bureau of Land Management;

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

NATURAL URANIUM                          Means uranium, any one of U(3)O(8), UO2 or
                                         UF6, neither irradiated nor enriched
                                         and which has a U-235 isotope content
                                         of about 0.711%;

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

REFINING                                 A process whereby concentrates,
                                         containing an average of 60-85%
                                         uranium, are chemically refined to
                                         separate the uranium from impurities to
                                         produce purified uranium;

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

V(2)O(5)                                 Vanadium pentoxide;

WHITE                                    MESA MILL Means the 2,000 ton per day
                                         uranium mill, with a vanadium or other
                                         co-product recovery circuit, located
                                         near Blanding, Utah that is owned by
                                         the Company's subsidiary IUC White
                                         Mesa, LLC. Also referred to as the
                                         "Mill".

YELLOWCAKE                               Means U(3)O(8).


                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION


A.        SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the periods ended September 30, 2000, 1999, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:


                             SELECTED FINANCIAL DATA

                                                                                                 PERIOD FROM
                                    FISCAL YEAR ENDED   FISCAL YEAR ENDED  FISCAL YEAR ENDED    INCORPORATION
                                      SEPTEMBER 30        SEPTEMBER 30       SEPTEMBER 30    OCTOBER 3, 1996, TO
                                          2000               1999                1998         SEPTEMBER 30, 1997
                                    -----------------   -----------------  ----------------- -------------------
Revenues                              $ 16,060,172       $ 14,046,832       $ 32,940,876       $    523,865
Net income (loss)
      Canadian GAAP                   $(15,244,651)      $(17,097,677)      $  1,617,331       $     18,694
      US GAAP                         $ (4,759,352)      $(21,305,872)      $ (2,349,312)      $ (1,674,797)

Basic/diluted income (loss) per
equity share
      Canadian GAAP                   $      (0.23)      $      (0.26)      $       0.02       $         --

      US GAAP                         $      (0.07)      $      (0.33)      $      (0.04)      $      (0.04)

Total assets
      Canadian GAAP                   $ 33,152,084       $ 45,891,809       $ 54,770,714       $ 57,200,339
      US GAAP                         $ 32,952,014       $ 35,207,510       $ 48,294,610       $ 54,690,878

Net Assets
      Canadian GAAP                   $  6,733,099       $ 21,977,750       $ 39,075,427       $ 37,532,691
      US GAAP                         $  6,533,099       $ 11,293,451       $ 32,599,323       $ 35,023,230

Capital stock
      Canadian GAAP                   $ 37,439,402       $ 37,439,402       $ 37,439,402       $ 37,513,997
      US GAAP                         $ 36,623,432       $ 36,623,432       $ 36,623,432       $ 36,698,027

Number of shares outstanding            65,525,066       $ 65,525,066       $ 65,525,066       $ 65,743,066

Dividends declared                    $         --       $         --       $         --       $         --
                                      ------------       ------------       ------------       ------------

B.        CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.       RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Company intends to marshal its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to allow the Mill to operate efficiently on a continuous basis. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Company will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Company cannot develop this backlog in the near future, it may pursue other business opportunities.

ABILITY TO SUCCESSFULLY PURSUE OTHER BUSINESS INITIATIVES

If the Company is unsuccessful in developing the alternate feed, uranium-bearing waste recycling business, it may pursue other business opportunities in lieu thereof. In addition, the Company will continue to evaluate other opportunities, as they arise, unrelated to its mining and alternate feed activities. There can be no guarantee or assurance that the Company has or will be able to develop the required expertise or experience for any such other business opportunities or that any such other business opportunities will be successful.

ENVIRONMENTAL RISKS

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. The material laws and regulations that the Company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act ("NEPA"), Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Company complies with the Atomic Energy Act as amended by UMTRCA by applying for and maintaining an operating license from the NRC. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of NEPA. This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. At the present time, the NRC also regulates in situ uranium mining operations. Therefore, for these types of facilities, the Company must comply with the NRC licensing requirements, as well as with the Federal Land Policy Management Act, the National Park System Mining Regulations Act, and State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Company utilizes specific employees and consultants in order to comply with and maintain the Company's compliance with the above laws and regulations.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

The Company has detected some chloroform contamination at the Mill site, that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility. See "Item 8. Financial Information - Legal Proceedings." The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, the Company is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion of this bonded amount. Although the Company's financial statements contain as a liability the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements. In addition, effective January 20, 2001, the BLM implemented new Surface Management
(3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new Regulations impose significant requirements on permitting of operations and on plans for reclamation and closure of mining operations on public lands. Although the new Regulations are being challenged by industry, the Regulations could ultimately impose new requirements on those properties held by the Company under mining claims. Such new requirements could increase the amount of reclamation bonds held by the Company and could also impose more onerous and costly operation and reclamation conditions on March 23, 2001, the BLM published a proposal to suspend the 3890 regulations pending public comment. See "Item 4. Information on the Company - Reclamation."

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

The Company's main alternate feed contracts to date have come from, and future contracts are expected to come from, a limited number of government and private sources. The loss of any of the Company's customers could have a material adverse effect on the Company's financial performance. Factors which may affect the Company's clients include change in government policies and the availability of government financing, variation in environmental regulations and competition from direct disposal competitors. The loss of any of the Company's largest customers or curtailment of purchases of recycling services by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Company's financial condition and results from operations.

RELIANCE ON ALTERNATE FEED INCOME; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Company's expected revenues and income over the next several years is expected to result from the processing of alternate feed materials through the White Mesa Mill. The Company's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license from the NRC. There can be no assurance that the NRC will continue to issue such license amendments. See "Item 4. Information on the Company - Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings."

Although the Company believes that alternate feed sources will continue to generate income for the Company in the foreseeable future, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Company's success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium and radioactive waste recycle/disposal industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

LIMITED OPERATING HISTORY

The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies (See "Item 4: History and Development of the Company - Description of Business"). As a result, the Company has had a limited history of operations, and has not been profitable in recent years. There can be no assurance that the Company's operations will be profitable.

LIQUIDITY OF TRADING MARKET FOR THE COMPANY'S SHARES

Although the Company's shares are listed on The Toronto Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, at any point in time there may not be a liquid trading market for the shares.

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Company's revenues have been derived from the sale of uranium and vanadium in the past, the Company's net earnings can be affected by the long- and short-term market price of U(3)O(8) and V(2)O(5). Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Company's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Australia, Canada and other republics of the former CIS.

During fiscal year 2000, U(3)O(8) prices started at $9.75 per pound U(3)O(8) in September 1999, then declined to $7.40 per pound in September 2000. The spot market value of vanadium, declined from $1.84 per pound of V(2)O(5) in September 1999 to a low of $1.29 per pound in December 1999, rising to $2.25 per pound during the period from March to May 2000 and then declining to $1.70 by fiscal year end. Uranium prices continued to drift downward to $7.10 per pound in January 2001 but have risen to $8.20 by the end of March 2001. Vanadium prices have declined further to approximately $1.45 per pound.

GOVERNMENTAL REGULATION AND POLICY RISKS

Mining and milling operations and exploration activities, particularly uranium mining and milling in the United States, and alternate feed processing activities, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company's mill, mines and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may have an impact on the Company's decisions as to whether to operate the Mill, existing mines and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Company's results of operations in a particular period or its long-term business prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies in the United States and elsewhere. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian HEU into the United States.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the former CIS and mainland China and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent, the effects of the supply of uranium from the former CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the former CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to a grade suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the former CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit estimates included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, based on current commodity prices, none of the Company's mineral deposits are considered ore, and there can be no assurances that any of such deposits will ever be reclassified as ore. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as ore.

MINING AND MILLING RISKS AND INSURANCE

The mining and milling of uranium and uranium-bearing materials is a capital intensive commodity business, and is subject to a number of risks and hazards. These risks are environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Company's Mill, mines or in its exploration or development activities, monetary losses, cost increases which could make the Company uncompetitive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, additional costs are incurred by the Company on a regular and ongoing basis.

The Company maintains insurance against certain risks that are typical in the uranium industry. This includes approximately $53,000,000 of fire and casualty insurance for damage to the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $13,000,000 of general liability insurance. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

CONFLICTS OF INTEREST

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. The Company believes that no material conflicts of interest currently exist. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions" and "Item 6. Directors Senior Management and Employees - Board Practices."

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

                             DESCRIPTION OF BUSINESS

The Company is in the business of recycling uranium-bearing waste products at its White Mesa uranium mill as an alternative to the direct disposal of these waste products. In addition, the Company is engaged in the selling of uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company also owns several uranium and uranium/vanadium mines and exploration properties that are on standby.

The Company is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation." See "Amalgamation." The Company operates under the Act.

The head office of the Company is located at Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265, telephone number 303-628-7798. The registered office of the Company is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, telephone number 416-869-5300.

The Company entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). The Company raised Cdn$47.25 million through a special warrant private placement and used cash of approximately Cdn$29.3 million ($20.5 million) to purchase the Energy Fuels' assets (see "Acquisition" for further details). Energy Fuels was a uranium producer with properties in the United States and Mongolia.

The Energy Fuels' assets acquired included several developed mines on standby, several partially developed mines, numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill. In addition to the U.S. properties, the Company also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia.

Due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on standby. The Company intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices. See "Current Operations."

While this reduction in exploration and mining activities is underway, the Company is concentrating its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Company will also continue to evaluate other opportunities, as they arise, unrelated to its mining and alternate feed activities.

                                  AMALGAMATION

The predecessor, International Uranium Corporation ("Old IUC"), and Thornbury were amalgamated effective May 9, 1997 under the provisions of the Business Corporations Act (Ontario) to form the Company in accordance with the terms of an agreement entered into between Old IUC and Thornbury dated February 13, 1997 (the "Amalgamation Agreement"). The primary purpose of the Amalgamation was to effect an acquisition of Thornbury by Old IUC in that upon completion of the Amalgamation the shareholders of Old IUC immediately prior to the Amalgamation would hold the controlling interest in the Company, a public company.

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

SHARE EXCHANGE RATIOS

The Amalgamation received the approval of the shareholders of both Old IUC and Thornbury. On amalgamation, each shareholder of Old IUC received one (1) share of the Company, a newly formed amalgamated company, for each one (1) common share held in Old IUC, and each shareholder of Thornbury received one (1) share of the Company for each five (5) common shares held in Thornbury. Fractional shares resulting from the foregoing were rounded down to the next whole number.

After giving effect to the amalgamation, there were a total of 65,743,066 common shares of the Company issued and outstanding. This figure was based on 26,500,000 previously issued common shares of Old IUC, 37,800,000 common shares of Old IUC issued upon conversion of the special warrants and 7,215,334 common shares of Thornbury which were outstanding prior to the amalgamation being effective (1,443,066 post-amalgamation common shares).

AMALGAMATION AGREEMENT

Old IUC and Thornbury entered into an amalgamation agreement, which contained such representations and warranties, covenants, indemnification and other provisions as are customarily found in an amalgamation agreement entered into by parties dealing at arm's length.

                                   ACQUISITION

The Company entered the uranium industry by acquiring substantially all of the uranium producing assets of Energy Fuels. On December 19, 1996, Old IUC, through its subsidiary, International Uranium Holdings Corporation, entered into an agreement (the "Acquisition Agreement") to acquire the Energy Fuels' Assets for cash of $20.5 million, subject to adjustment. The terms of the acquisition were approved by the United States Bankruptcy Court following a lengthy bidding procedure as required under United States bankruptcy laws. See "Bankruptcy of Oren Benton and Nuexco." The acquisition was completed on May 9, 1997.

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

The cost of construction of the White Mesa Mill was funded in large part by Kernkraftwerk Goesgen-Daeniken AG, and Nordostschweizerische Kraftwerke AG (the "Swiss Utilities"), the former limited partners in certain of the Energy Fuels Assets, who owned a 40% limited partnership interest in almost all of Energy Fuels' United States assets. In 1995, this 40% limited partnership interest was converted into a 9% royalty on all uranium produced and a 5% royalty on vanadium and all other minerals produced from the United States properties. This royalty was reduced in 1997 and terminated in fiscal 2000. See "Swiss Royalty Interest".

In the early 1980s Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Company included four developed or partially developed mines as well as several targeted mines and numerous other exploration targets.

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

Benton and the Creditors Committee filed a joint Section 363 Sale motion on October 21, 1996 with the Company as the lead bidder for the sale of the Energy Fuels Assets to the Company for cash of $20.5 million, subject to adjustments.

On December 4, 1996, the Bankruptcy Court approved the Acquisition Agreement and the sale of the Energy Fuels Assets to the Company. The effect of the court order was to eliminate substantially all known and existing claims and liabilities of all creditors against the Energy Fuels Assets, so that the Company would acquire the Energy Fuels Assets free and clear of all such liabilities.

             SUMMARY OF ENERGY FUELS ASSETS ACQUIRED BY THE COMPANY

UNITED STATES ASSETS

The Energy Fuels Assets acquired by the Company pursuant to the Acquisition Agreement located in the United States included the following:

     o the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant near Blanding, Utah. See "White Mesa Mill."

     o the Arizona Strip Properties, developed and partially developed mines and exploration properties in north central Arizona. See "Arizona Strip."

     o the Colorado Plateau properties, developed and partially developed mines and exploration properties straddling the south/central Colorado and Utah border. See "Colorado Plateau District."

     o the Reno Creek in situ leach project, a uranium deposit in the Powder River Basin area of Wyoming. See "Other U.S. Mineral Properties."

     o the Dewey Burdock in situ leach project, a uranium deposit in South Dakota. See "Other U.S. Mineral Properties."

     o the Bullfrog project, a uranium deposit in south central Utah. See "Other U.S. Mineral Properties."

     o    mining equipment. See "Other Assets of Company."

     o various uranium supply, waste processing contracts, and joint venture contracts. See "Other Assets of Company."

     o various field and administrative offices. See "Other Assets of Company."

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Company, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. The Gurvan-Saihan Joint Venture currently holds some 3.19 million acres of uranium exploration properties in Mongolia. See "Mongolia Property."

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Since its acquisition of the Energy Fuels assets in May 1997, the Company's principal capital expenditures were $10,963,248 invested in the Mongolian Joint Venture for exploration in Mongolia, and $2,787,785 spent on the United States assets. There have been no major divestitures, although, due to a significant deterioration in the market prices for uranium and vanadium, the Company has written off its entire investment in its U.S. mining properties and its Mongolian Joint Venture. The Company expects to finance the development of the alternate feed business, which is the Company's current focus, through internal sources.

                          HISTORY OF MINING OPERATIONS

The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

To supplement its own production, the Company implemented an ore purchase program under which it intended to purchase ore from many small independent mines in the Uravan district of the Colorado Plateau mining region. Unfortunately, this program did not materialize to the degree hoped, as the independent miners found that their operations were not economic at then current commodity prices, due to new regulatory and environmental licensing requirements that had come into effect since they last operated.

The Company continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's purchased ore program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of ore, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the ore was shipped to the White Mesa Mill, and the Company commenced the milling of this ore in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the ore was completed in October of 1999 and the Company recovered approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company has also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999. The Company intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties. The Company has also closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000.

B.       BUSINESS OVERVIEW

                               CURRENT OPERATIONS

While the Company has focused on the following four areas in the past:

     1)   Mining
     2)   Alternate Feed Processing
     3)   Exploration and Development
     4)   Marketing,

due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on standby. The Company intends to keep its Mongolian property on standby indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such property to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

While this reduction in exploration and mining activities is underway, the Company continues to marshall its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Company will also continue to evaluate other opportunities, unrelated to its mining and alternate feed activities, as they may arise.

ALTERNATE FEED PROCESSING OVERVIEW

While declining commodity prices seriously affected the Company's conventional mining, milling and exploration programs, the Company did have some notable success in the development of its alternate feed, uranium-bearing waste recycling business. During fiscal 2000, the Company was awarded its third contract under the U.S. government's Formerly Utilized Sites Remedial Action Program ("FUSRAP") for the Linde site, near Buffalo, New York. This contract is a multi-year contract that involves approximately 75,000 tons of uranium-bearing soils that will be processed through the Mill. The Linde material began arriving at the Mill in September 2000. Also noteworthy is the fact that the NRC decided the State of Utah's appeal of the Ashland 2 license amendment, thereby resolving in the Company's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. See "Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings." The Company intends to continue to marshall its resources and concentrate its operations on the development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Company continues to expect that the development of its alternate feed business can result in a profitable business for the Company, if the Company is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. Despite the Company's successes, however, the Company has not to date developed the required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. See "Alternate Feed Processing."

Process milling of alternate feeds generated $834,484 of the Company's fiscal 2000 revenues, which were approximately 5% of total revenues for the year, as well as deferred revenue of $6,156,562. The alternate feed processing activities in fiscal 2000 consisted primarily of the receipt, sampling and analysis of Ashland 1 material, as well as a small quantity of Linde material, with no actual processing being conducted. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 1998, 1999 and 2000, process milling fees from alternate feed production, combined with revenues derived from uranium produced from alternate feed materials were, $15,424,565, $3,812,903 and $2,743,201, respectively, representing 47, 27 and
17% of total revenues for those periods. The remaining revenues received during those periods were primarily derived from the sale of uranium under long term contracts acquired on the acquisition of the Energy Fuels Assets, and from the sale of uranium and vanadium produced from ores mined from the Company's mines. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but $837,869 of its vanadium inventories. It is therefore expected that future revenues will be primarily from the Company's alternate feed business.

EXPLORATION AND DEVELOPMENT

In the area of exploration and property development, the Company did not undertake any exploration activities in fiscal 2000. Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture in fiscal 2000, the Company's uranium development and exploration program in Mongolia. The project office in Ulaanbaatar was downsized during the year but will be maintained. Due to the depressed commodity price and the forecasted slow price recovery, the decision was made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan-Saihan Joint Venture by $10,963,248. See "Mongolia Property."

In addition, in order to minimize the holding cost of its U.S. mining properties, the Company has dropped some portions of its Reno Creek in situ leach property and has entered into an agreement to sell the remaining portion to a third party in consideration of the assumption by the third party of all reclamation liabilities associated with the project. See "Other U.S. Mineral Properties."

MARKETING

Given the continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts. By combining the contracts with the inventory, the Company was able to receive better than market prices for its uranium inventory. Net proceeds were $6.1 million from the sale of the uranium contracts and 395,000 pounds of U(3)O(8) inventory. The spot market for vanadium rose from a low of $1.29 per pound V(2)O(5) in December 1999 to above $2.25 per pound for the period from March to May, 2000. By fiscal year end the vanadium price was back to $1.70 per pound V(2)O(5). The Company was able to sell a significant portion of the V(2)O(5) inventory during the period of higher prices.

                            ALTERNATE FEED PROCESSING

Commissioned in 1980, the White Mesa Mill has processed conventional ores for the recovery of uranium and vanadium for many years. In addition, the Company's NRC license gives the Company the right to process other uranium-bearing materials known as "alternate feeds," pursuant to an Alternate Feed Guidance adopted by the NRC in 1995. Alternate feeds are uranium-bearing byproduct materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining byproduct in the Mill's licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Company the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

The Mill has received twelve license amendments to date, authorizing the Mill to process fifteen different alternate feed materials. To date the Mill has recovered approximately 1,125,000 pounds of U(3)O(8) from the processing of alternate feed materials. Of these amendments, seven have involved the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of Department of Energy material. These eight feed materials were generally relatively high in uranium content and relatively low in volume. The remaining four amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 44,000 tons of FUSRAP material from the Ashland 2 site near Buffalo, New York, and is currently receiving such material from the Ashland 1 and Linde sites, both near Buffalo. The Ashland 1 and Linde sites are estimated to ship approximately 150,000 tons and 75,000 tons, respectively. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded the Ashland 2 contract to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used.

The Company estimates that there are potentially several million tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

Even though there are significant volumes of materials estimated under the government programs, nuclear fuel cycle facilities and private industry will remain an important part of the Company's alternate feed program over the foreseeable future. For example, the second alternate feed campaign completed in fiscal 1999 involved an alternate feed material that the Company acquired under a contract with a nuclear fuel cycle facility. The high-grade uranium content of this material provided the Company with 160,000 pounds of uranium. The Company continues to receive alternate feeds under this contract. As well, the Company will continue to be an outlet for smaller private companies seeking recycling as a preferred and often cheaper alternative to direct disposal.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Company's alternate feed projects have been challenged by the State of Utah, which has believed that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company. The Company's White Mesa Mill has been granted twelve license amendments for processing alternate feeds out of twelve requests, and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Company's NRC license amendment that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners affirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. See "Item 8. Financial Information - Legal Proceedings."

While the legal dispute between the Company and the State of Utah has been resolved, the Company nevertheless continues to work with the Utah Department of Environmental Quality ("UDEQ") to resolve any concerns that UDEQ has regarding the operations at the Mill. The Company and UDEQ have made considerable progress in this regard to date, and the Company intends to continue working with UDEQ to cooperatively resolve any outstanding issues in a manner that will provide UDEQ with the regulatory comfort it desires while still allowing the Company to pursue the development of its alternate feed business. See "Item 8. Financial Information - Legal Proceedings."

In conducting its alternate feed business to date, the Company has not been dependent on patents or technological licenses or new manufacturing processes (other than those that have been developed by the Company as necessary), although it has been dependent upon entering into commercial contractual relations with generators of alternate feed materials. Costs of processing alternate feed materials are dependent upon costs of raw materials and labor, which in the case of some reagents, while readily available, can be volatile.
However, volatility in the cost of such materials has not significantly impacted costs of processing alternate feeds to date.

The Company continues to expect that the development of the business of recycling uranium-bearing waste materials can result in a profitable business for the Company, if the Company is able to develop the required backlog of alternate feed materials. As noted above, there are potentially millions of tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for the foreseeable future. While the number of potential sources of supply for these types of materials continues to grow, the challenge for the Company will be in acquiring sufficient contracts in a timely manner so that the White Mesa Mill is able to operate efficiently on a continuous basis. Despite its successes in developing this new business opportunity, the Company has not to date developed this required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. While the Company's reduction in exploration and mining activities is underway (see "Current Operations"), the Company intends to continue to marshall its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Company cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities.

                              THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby, and has sold all of its uranium inventories and supply contracts, it nevertheless produces some uranium from the processing of alternate feed materials. While the processing of alternate feed materials is often associated with a processing fee payable to the Company, and hence the revenues derived from alternate feed processing are typically sheltered from the full effects of changes in the price of uranium, the value of the uranium produced is still dependent upon uranium prices. Also, the value of the Company's uranium properties can be dependent upon changes in uranium prices. For these reasons, the Company has included a brief description of the uranium industry.

OVERVIEW

Considerable growth in world demand for electricity has created a strong market for the development of nuclear power over the past 30 years, and it now contributes 17% of world electricity supply. In the U.S., production costs at nuclear power plants are the lowest of any major reliable electricity source. The low operating cost combined with the increased focus on climate change could result in increased electricity production from nuclear generators.

According to the Uranium Institute ("UI"), there are 103 nuclear reactors in the United States and a total of 435, worldwide, representing a total world nuclear capacity of 350 GWe. The UI reports in one case that world nuclear generating capacity is expected to grow to 422 GWe by 2010 and 483 GWe by 2020. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

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

URANIUM SUPPLY AND DEMAND

According to the UI, annual Western World uranium consumption has increased from approximately 56 million pounds U(3)O(8) in 1980 to about 148 million pounds U(3)O(8) in 1999. Demand could increase by increased plant operating capacities or reduced by premature closing of nuclear power plants.

Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets, as further described below.

According to the UI, primary uranium production had been in decline for a decade until the first rise in production in 1995, which was reported to be 73 million pounds. Of this, Canada and Australia accounted for approximately 43% of total production. Increases continued in 1996 and 1997 to 77 and 79 million pounds, respectively. The increase in western world production was short lived with a drop in production to 75 million beginning in 1998. Major production cut backs and delays were announced at the end of 1998 in Canada, Australia, United States and South Africa, which has resulted in a significant drop in production to 68 million pounds for 1999.

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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U(3)O(8) with a record high of 42 million pounds U(3)O(8) in 1995 followed by a low, over the period, to 28 million pounds U(3)O(8) in 1999. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following four years largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but had risen to $8.20 by March 2001.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, primary production in Russia and other former CIS republics, as well as supplies from Russian HEU and other Russian stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Some analysts believe that prices will begin to increase, but the increase will be gradual and over an extended time period.

COMPETITION

The Company markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily on the basis of price. Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 1999, five (5) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), Energy Resources of Australia Ltd. ("ERA"), The RTZ Corporation PLC ("RTZ"), and WMC Limited, produced over 67% of total world output. Most of Western World production was from only eight countries: Canada, Niger, Australia, Namibia, South Africa, United States, France, and Gabon. In 1988, the former CIS, and mainland China began to supply significant quantities of uranium annually into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing 25 million pounds U(3)O(8) on average over the past few years, or about 35% of total world production. The Company's total production is a small percentage of total Western World production.

                               THE VANADIUM MARKET

As a co-product of the production of uranium from the Colorado Plateau District ores, the Company has produced and sells vanadium. The Company currently holds an inventory of approximately 424,000 pounds V(2)O(5) blackflake and approximately 145,000 pounds V(2)O(5) as vanadium pregnant liquor.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V(2)O(5). The White Mesa Mill is capable of producing three products, ammonium metavanadate ("AMV") and vanadium pregnant liquor ("VPL"), both intermediate products, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V(2)O(5)"). The majority of sales are as V(2)O(5), with AMV and VPL produced and sold on a request basis only.

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

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply.

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 2 to 3% from its current level of 130 million pounds V(2)O(5). Worldwide production capacity increased from its current level of 120 million pounds in the year 2000 with the startup of a primary vanadium producer in Australia. Recent comments in trade journals have indicated that the major South African producers have augmented their production by the integration of their ferro-vanadium production. Many experts believe that there will continue to be some oscillation in the market price over the next 12 to 18 months before a sustained recovery is expected to be experienced at what such experts believe may be near the $2.50 to $3.00 per pound range.

Vanadium has been largely producer priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company will be based on weekly quotations of the London Metal Exchange ("LME"). Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

C.       ORGANIZATIONAL STRUCTURE

The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its subsidiaries, including the name, country of incorporation and proportion of ownership interest is included as Exhibit 1.1 to this Form 20-F.

All of the Company's U.S. assets are held through the Company's wholly owned subsidiary International Uranium Holdings Corporation. International Uranium Holdings Corporation holds its assets through a series of Colorado limited liability companies: the White Mesa Mill through IUC White Mesa LLC; the Colorado Plateau mines through IUC Colorado Plateau LLC, IUC Sunday Mine LLC and IUC Properties LLC; the Arizona Strip properties through IUC Arizona Strip LLC; the Reno Creek and Dewey Burdock properties through IUC Reno Creek LLC; and the Bull Frog and other exploration properties through IUC Exploration LLC. All of the U.S. properties are operated by International Uranium (USA) Corporation, a wholly owned subsidiary of International Uranium Holdings Corporation.

The Company's 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company.

D.       PROPERTY, PLANTS AND EQUIPMENT

The following is an overview of the properties currently held by the Company:

                                 WHITE MESA MILL

OVERVIEW

The White Mesa Mill, a fully permitted uranium mill with a vanadium co-product recovery circuit, is located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill started in 1979, and ore was first processed in May 1980. The Mill cost $40 million to construct; with inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount today. The Mill is in compliance with NRC and EPA standards, and is a standard design with both uranium and vanadium circuits.

During mining, ore is received at the Mill and stockpiled. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION

The Mill is currently on standby and has not operated since December of 1999. The Mill is generally in good operating condition, but with a need for capital expenditures to reline tailings Cell No. 4A. The Company has been refurbishing and maintaining other portions of the Mill as needed.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damages to the seams in the liner for Cell No. 4A. This cell contains no tailings at present, and the damage is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The environmental assessment for the Mill permits that a total of three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of 12 years of operation at 2,000 tons per day, 260 operating days a year.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated of the next three years with respect to operations of the White Mesa Mill is the relining of tailings cell 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000-$3,000,000. However, it is not expected that this capital expenditure will be required during fiscal 2001.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled ore, mainly from the Arizona Strip; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Company completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; and, in 1999 the Company completed the processing of two alternate feed sources and its 87,250 ton conventional mill run. Since that time the Mill has been on standby.

OPERATION AT REDUCED CAPACITY

Design capacity of the Mill is 2,000 tons per day of ore, which would yield 6 million pounds U(3)O(8) per year from Arizona Strip ore or 3 1/2 million pounds per year of U(3)O(8) and up to 18 million pounds per year of V(2)O(5) from Colorado Plateau ores. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

The Company has modified the Mill to a reduced effective capacity of approximately 1,050 tons of material per day. This will allow the Mill to be run more frequently and will reduce the amount of time that material is stockpiled. However, the unit cost of milling ore increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill.

The Company's capital expenditures required to reduce the capacity of the Mill were approximately $100,000, and that amount is approximately the same amount that would be required to increase capacity at a later date, should that alternative become economically attractive.

CLOSURE

THE FOLLOWING DISCUSSION OF THE COMPANY'S CURRENT PLANS FOR THE FUTURE OPERATION OF THE MILL CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs are summarized as follows:

                         WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                      $ 1,505,168
Tailings cell #2 Reclamation                                1,082,870
Tailings cell #3 Reclamation                                1,565,444
Tailings cell #4A Reclamation                                 120,128
Tailings cell #1 Reclamation                                1,234,212
Miscellaneous - management, hygiene, radiation, etc.        1,939,480
                                                          -----------
Direct Costs                                                7,447,302
Contractors' Profit                                           744,730
Contingency                                                 1,117,095
Licensing and bonding                                         148,946
Long term care fund                                           606,721
                                                          -----------


TOTAL ESTIMATED COSTS                                     $10,064,794
                                                          ===========

On February 10, 2000 the NRC issued amendment No.13 to the Mill license which reduced the surety from $11,469,859 to $9,682,467. On July 21, 2000 this amount was increased to the amount shown above.

SEQUENTIAL RECLAMATION

As each pond, or cell, is filled with tailings, the water is drawn off and pumped to the evaporation pond and the sands allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process.

GROUND WATER DISCHARGE PERMIT

Although the Mill is designed as a facility that does not discharge to groundwater, the Company is negotiating a Groundwater Discharge Permit with the State of Utah Department of Environmental Quality, which will give the

State of Utah dual jurisdiction over the protection of groundwater at the Mill site. The State of Utah requires that every operating uranium mill in the State of Utah have a State Groundwater Discharge Permit, regardless of whether or not the facility discharges to groundwater.

                           SUMMARY OF MINERAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's various properties, as of March 30, 2001:


                           SUMMARY OF MINERAL DEPOSITS

                           MILLION LBS U(3)O(8)           MILLION LBS V(2)O(5)
                         ------------------------       -----------------------
                                        POTENTIAL                     POTENTIAL
                         MINERAL         MINERAL        MINERAL        MINERAL
                         DEPOSITS        DEPOSITS       DEPOSITS       DEPOSITS
                         --------       ---------       --------      ---------

ARIZONA STRIP               --              36             --             --
(conventional mining)

ARIZONA 1 MINE             1.0              --             --             --
(standby)

CANYON MINE                2.0             1.0             --             --
(partially developed)

PINENUT MINE               0.9              --             --             --
(standby)

COLORADO PLATEAU           8.2             4.1           48.1           22.4
(conventional mining)

BULLFROG PROJECT          12.9             3.0             --             --
(conventional mining)

RENO CREEK                 3.0             1.0             --             --
(in situ  mining)

GURVAN SAIHAN JV (in      22.6             100             --             --
situ mining)


TOTALS                    50.6           145.1           48.1           22.4

The Company mined uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District from late 1997 to mid-1999. This activity mined approximately 0.5 million lbs of U(3)O(8) and 3.2 million lbs of V(2)O(5) mineral deposits. In mid-June, 1999, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Company has also written-off the carrying value of its mineral properties for the same reason. None of the Company's mineral properties should be considered minable at this time; hence none of the above deposits should be considered "reserves," but should be classified as "mineral deposits."

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950s this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Company) in the Uravan area is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

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

Based on this history of production from the Colorado Plateau, the Company believes that the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

Presently, mineral deposits estimated to contain approximately 8.2 million pounds of uranium have been identified by the Company on its Colorado Plateau properties. These mineral deposits are also estimated to contain approximately
48.1 million pounds of vanadium. The Company estimates that its Colorado Plateau properties could potentially contain an additional 4.1 million pounds of uranium and 22.4 million lbs of vanadium in additional potential mineral deposits.

GEOLOGY

The Company's properties in this geographic area are typical uranium-vanadium deposits of the Colorado Plateau type located in the southern end of the Uravan mineral belt. The rocks of the Colorado Plateau are predominately sedimentary ranging in age from Precambrian to Tertiary and, although uranium mineralization occurs in sediments of different ages, the most important deposits of the Uravan belt occur in the Salt Wash Member of the Jurassic Morrison Formation.

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

OPERATIONS

The Company's principal mining complexes on the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, Egnar Plains and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines. As mentioned above, all of these mines are currently on standby.

Due to the shutdown of mining operations on the Colorado Plateau, the Company closed its field office in Dove Creek Colorado during the period July to November 1999.

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

The Company owns a number of permitted mines on standby, partially developed mines, known deposits and well developed prospects in the Arizona Strip.

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

Due to the shutdown of mining activities and the Company's initiatives to reduce the holding costs of its U.S. mineral properties, the Company has sold its field office in Fredonia Arizona, effective March 31, 2000.

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

DESCRIPTION

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which are currently on standby. The Arizona Strip properties are estimated to contain approximately 3.9 million pounds of U(3)O(8) from mineral deposits and an additional 36 million pounds of U(3)O(8) from potential mineral deposits.

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects, from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

Energy Fuels conducted an extensive exploration program in the Arizona Strip. Since 1980, Energy Fuels identified in excess of 1,300 breccia pipe targets. Of these, Energy Fuels drilled at least one hole on 140 breccia pipe targets, of which 62 were verified to be breccia pipes, and identified mineralization in 42 of these. Subsequently all of these 42 breccia pipes were acquired by the Company. The Company has since dropped one of these breccia pipes.

Energy Fuels targeted 31 of these mineralized breccia pipes for further exploration, and based on past experience, believed that these potential mineral deposits could contain approximately 36 million pounds of uranium.

                          OTHER U.S. MINERAL PROPERTIES

In addition to the mineral properties on the Colorado Plateau and the Arizona Strip, the Company also acquired from Energy Fuels the Bullfrog, Reno Creek and Dewey Burdock properties located in the United States.

BULLFROG PROPERTY

The Bullfrog property is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 150 miles from the White Mesa Mill.

More than 2,200 rotary drill holes have been completed on the Bullfrog property. There are no surface or underground workings or infrastructure on the property.

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,065 tons at a grade of 0.334% U(3)O(8) containing 12,923,468 pounds of U(3)O(8). A higher-grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.417% U(3)O(8) or 11 million pounds of U(3)O(8).

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

Due to the weak uranium market, the Company has suspended all licensing work on its Reno Creek property and portions of the Reno Creek property were dropped in fiscal 1999. As of January 31, 2001 the Company estimates remaining mineral deposits to contain approximately 3.0 million lbs U(3)O(8), plus remaining potential mineral deposits to contain 1.0 million pounds of U(3)O(8). The Company has entered into an agreement with a third party to acquire the remaining portion of this property in consideration of the party assuming the reclamation liabilities associated with the property and removing the Company from its binding obligations with respect to the properties.

DEWEY BURDOCK PROPERTY

The Dewey Burdock property area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road.

The Dewey Burdock deposit has been considered as a candidate for ISL mining. Although the mineral deposit computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests will have to be conducted before the mineral deposit can be conclusively determined to be amenable to ISL.

Portions of the Dewey Burdock property were dropped in 1999. The remaining mineral deposits were dropped in 2000, and the Company no longer has an interest in this property.

                                MONGOLIA PROPERTY

OVERVIEW AND PROJECT STATUS

The Company owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds five concession blocks that cover a total of 12,100 square kilometers in central eastern Mongolia. The other participants in the Joint Venture are the Mongolian government and a Russian geological concern, each as to 15 percent.

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions, and has discovered mineral deposits containing over 22 million pounds of U(3)O(8) amenable to the in situ leach method of mining.

Due to the depressed uranium market and current market forecasts, the Company shut down the Joint Venture's field operations during fiscal 2000. The project office in Ulaanbaatar was also downsized significantly during the year, but will be maintained. Reclamation and remediation carts for these activities, which are the responsibility of the Joint Venture, were not significant and were funded through the sale of surplus Joint Venture equipment and assets. The Company intends to maintain the project on standby mode until market conditions warrant additional investment or the Company locates an additional Joint Venture participant. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian government, the Joint Venture is able to hold its land position at minimal cost.

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Company has placed all of its mines on standby. The Company intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

The permitting status of the various mines is set out below.

SUNDAY MINE COMPLEX

The Sunday Mine Complex is fully permitted for its mining activities. Recent changes in the laws of Colorado could give rise to additional future permitting requirements.

In recent years, the State of Colorado passed a law that provides that the Colorado Division of Minerals and Geology ("DMG") can determine that a mine is a Designated Mining Operation (a "DMO") if it is a mining operation at which "toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid- or toxic-forming materials will be exposed or disturbed as a result of mining operations." If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an "EPP"). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic- or acid-forming material or acid mine drainage associated with the operations. The EPP must be submitted to the DMG for review, and after a public hearing, a decision must be made within 120 days of the submission of a complete application, unless the application is considered to be complicated, which would extend the deadline to 180 days.

In 1995, DMG notified Energy Fuels that they believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of this filing date, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

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

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Company is currently permitted to commence mining at the Canyon Mine during submittal, review and update to the Aquifer Protection Permit.

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

                                   RECLAMATION

The Company is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $12,200,000 with restricted cash and marketable securities of approximately $8.9 million securing the liability, as of September 30, 2000. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at approximately $10.1 million. The Company has posted a reclamation bond to the NRC for this amount.

Although the Company's financial statements contain as a liability the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements.

In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new Regulations impose significant requirements on permitting of operations and on plans for reclamation and closure of mining operations on public lands. Although the new Regulations are being challenged by industry, the Regulations could ultimately impose new requirements on those properties held by the Company under mining claims. Such new requirements could increase the amount of reclamation bonds held by the Company and could also impose more onerous and costly operation and reclamation conditions. On March 23, 2001, the BLM published a proposal to suspend the 3809 regulations pending public comment. The proposal gives the BLM the flexibility to review public comments before issuing a final rule resulting in the agency
(1) suspending the 3809 regulations completely and reinstating the former rules, as a proposed; (2) retaining parts of the 3809 regulation while suspending others; or (3) retaining the 3809 regulations in their present form. If the BLM ultimately suspends the 3809 regulations, in whole or in part, a new rule will supersede it at that time.

                             SWISS ROYALTY INTEREST

Two Swiss Utilities acquired a 40% limited partnership interest in almost all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled ore, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty was applicable to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, most of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest did not apply to the Mongolia Property, nor to any tolled ore, or purchased ore from third parties, or Alternate Feeds processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

Subsequent to the Acquisition, the Company amended the Swiss Royalty amount to 4.5% of all uranium and 2.5% of vanadium for the period from January 1, 1998 to December 31, 2000. In consideration of that amendment, the Company made advance royalty payments of $250,000 per year, which were fully recoupable annually against any royalties for the applicable calendar year. Subsequent to December 31, 2000, the royalty was to revert to its original terms.

In June 2000, the Swiss Royalty was terminated and cancelled in consideration of a payment by the Company of a total amount of $175,000 to the Swiss Utilities.

                             OTHER ASSETS OF COMPANY

ADMINISTRATIVE OFFICES

The Company has a head office in Denver, Colorado, as well as field offices in Blanding, Utah, and Ulaanbaatar, Mongolia.

EQUIPMENT

The Company acquired extensive mining equipment from Energy Fuels. Given the Company's decision to suspend all U.S. mining operations, the Company is currently in the process of selling its mining equipment.

SALES CONTRACTS

In order to maintain a strong cash position and to protect against any further decline in the spot uranium price, the Company sold its remaining long-term contracts and uranium inventory.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2000, 1999, and 1998, should be read in conjunction with the consolidated financial statements of the Company and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Please refer to Note 16 of the Consolidated Financial Statements for a discussion of the differences between Canadian and United States accounting principles and practices that affect the Company.

A.       FISCAL 2000 VERSUS FISCAL 1999

RESULTS OF OPERATIONS

IUC recorded a net loss of $15,244,651 ($0.23 per share) compared with a net loss of $17,097,677 ($0.26 per share) in 1999. Results for 2000 included inventory and other asset write-downs of $2,335,290, a write-down of Mongolia mineral properties of $10,963,248, a net loss of $4,675 on the sale of land and surplus mining equipment, and a net gain of $1,073,206 resulting from a decrease in Mill reclamation obligations. In 1999, the net loss included a $168,141 gain on the sale of surplus mining equipment, a net loss of $7,709,170 for inventory write-downs, $7,039,958 for the write-off of U.S. mineral properties and $541,641 for the write-off of goodwill. Excluding these items, IUC lost $3,014,644 ($0.05 per share) in 2000 and $1,975,049 ($0.03 per share) in 1999.

Changes in the market price of uranium and vanadium significantly affected IUC's profitability and cash flow. The spot market value of uranium continued to fall throughout the fiscal year. At the end of the fiscal year, the spot market price was $7.40 per pound U(3)O(8) compared to $9.75 per pound U(3)O(8) at the beginning of the year. IUC's realized uranium prices of $11 and $13 per pound U(3)O(8) in 2000 and 1999, respectively, tracked the declining spot market for uranium. In order to maintain a strong cash position and to protect against any further decline in the spot uranium price, the Company sold its remaining long-term contracts and uranium inventory.

The spot market for vanadium rose from a low of $1.29 per pound V(2)O(5) in December 1999 to above $2.25 per pound V(2)O(5) for the period from March to May 2000. By fiscal year end the vanadium price was back to $1.70 per pound V(2)O(5). The Company was able to sell a significant portion of its inventory during the period of higher prices. IUC's realized price per pound V(2)O(5) was $1.88 during fiscal 2000.

Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture, the Company 's uranium development and exploration project in Mongolia, during fiscal 2000. The project office in Ulaanbaatar has been downsized significantly during the year, but will be maintained. The Company intends to maintain the project in a standby mode until market conditions warrant additional investment or the Company locates a Joint Venture participant.

Also, due to depressed commodity prices, the Company's Arizona strip field office, located in Fredonia Arizona, was shut down effective March 31, 2000. All labor, including severance, and disbursements incurred during fiscal 2000 in the process of shutting down the Fredonia office were expensed as Selling, General and Administrative as incurred. There were no shut down or reclamation obligations associated with the shut down of the Fredonia office; therefore, no additional costs were required to be accrued at fiscal year end. Also, in February 2000 the Company commenced actively seeking potential purchasers for its U.S. mining properties and taking other steps, such as dropping nonessential property holdings and reducing mining staff, to minimize its holding costs for mining properties. No properties were sold during fiscal 2000 and no severance obligations were outstanding at year end. Sales of mining equipment began in June 1999 and continued through October 2000. Proceeds from the sale of surplus mining equipment were $627,211 for fiscal 2000, resulting in a loss of $4,675. As the expected net realizable value of the Company's mining equipment at the end of fiscal 2000 was equal to or greater than its book value, no change in classification of mining equipment was made as a result of the decision to sell the equipment.

Revenues for fiscal 2000 and 1999 of $16,060,172 and $14,046,832, respectively, consisted of uranium sales, vanadium sales and process milling fees. Revenues for fiscal 2000 increased $2,013,340 or 14% as compared to fiscal 1999. Uranium sales for fiscal 2000 were $12,810,100 as compared to $9,611,450 in fiscal 1999, an increase of $3,198,650 or 33%. The increase was due primarily to the Company 's decision to sell all of its remaining long-term contracts and uranium inventory. Vanadium sales for fiscal 2000 were $2,415,588 as compared to $146,867 in fiscal 1999, an increase of $2,268,721. The increase was due primarily to the Company 's decision to sell in fiscal 1999 only a very small quantity of the vanadium it produced that year.

Process milling fees for fiscal 2000 of $834,484 decreased $3,454,031 or 81% as compared to process milling fees of $4,288,515 for fiscal 1999. Alternate feed processing activities in fiscal 2000 have consisted primarily of the receipt, sampling and analysis of the Ashland 1 material. Approximately 123,500 tons have been received from the Ashland 1 site. In addition, the Company was awarded its third FUSRAP contract for the processing and disposal of approximately 75,000 tons of uranium-bearing material from the Linde site in Tonawanda, New York. This material began arriving at the Mill during September 2000. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.

Cost of products sold for fiscal 2000 were $12,643,509, an increase of $4,255,642 or 51% as compared to fiscal 1999. The increase was due primarily to the higher volumes of uranium and vanadium delivered. During fiscal 2000, the Company delivered 1,165,652 pounds of uranium to three customers and 1,287,553 pounds of vanadium to five customers as compared to 720,000 pounds of uranium and 69,937 pounds of vanadium during fiscal 1999.

Process milling expenditures for fiscal 2000 of $489,778 decreased $2,012,376 or 80% as compared to process milling expenditures of $2,502,154 for fiscal 1999. During fiscal 2000, the Company did not process any materials, as compared with two alternate feed and the conventional ore processing runs in 1999. The Company is currently building a sufficient stockpile of material to allow for a longer, more efficient, processing campaign.

In addition to FUSRAP materials, the Company continues to receive deliveries of alternate feeds from a nuclear fuel cycle operator under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold in later periods.

Mill standby expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to receive alternate feed material and maintain the Mill in a standby mode. During the first quarter of fiscal 2000, the conventional mill run that began in fiscal 1999 was completed. The Mill produced approximately 158,000 pounds of uranium and 1,100,000 pounds of vanadium during this period. The Mill was on standby for the remainder of the year. Mill standby expenditures were $2,144,984 or 13% of revenues for fiscal 2000 as compared to $1,059,794 or 8% of fiscal 1999 revenues. The increase of $1,085,190 was due to nine months of standby versus three months in fiscal 1999. The increase in costs due to the longer duration of the standby was partially offset by significant staff reductions at the Mill.

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses were $4,044,761 or 25% of revenues for fiscal 2000 compared to $4,445,190 or 32% of fiscal 1999 revenues. The decrease of $400,429 related primarily to the Company 's decision at the end of the second fiscal quarter to significantly reduce overhead costs, and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. It is expected that these reduced levels of overhead expenditures will continue to decline through fiscal 2001 as the Company continues to pursue other alternate feed projects and evaluates other potential opportunities.

In fiscal 2000, due to the continued depressed price of uranium and vanadium, the Company reduced the carrying value of its finished goods inventories by $1,026,415. These same low commodity prices, combined with low expectations of any appreciable price recovery in the near term, resulted in the Company reducing the carrying value of its investment in the Gurvan-Saihan Joint Venture by $10,963,248. The write-down differs under U.S. GAAP because, under U.S. GAAP, exploration costs are expensed as incurred whereas, under Canadian GAAP, exploration costs were deferred until the project was written-off. In addition, the Company adjusted the carrying value of the Other Asset and the offsetting Deferred Credit by a net $1,308,875 to reflect the Company 's perception of future market prices. The Other Asset and Deferred Credit represent a put option entered into in fiscal 1999, which grants a third party the option to put up to 400,000 pounds of U(3)O(8) back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 1, 2003.

B.       FISCAL 1999 VERSUS FISCAL 1998

RESULTS OF OPERATIONS

For the year ended September 30, 1999, the Company incurred a net loss of $17,097,677, compared to a net profit of $1,617,331 for the year ended September 30, 1998. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U(3)O(8). The vanadium market saw prices plunge dramatically from $5.37 per pound V(2)O(5) at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Company to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Company electing to reduce the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Company also elected to write-off the remaining unamortized portion of goodwill in the amount of $541,641.

For fiscal 1999, the Company had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium and $4,288,515 (31%) was derived from the Company's process milling of alternate feeds. These results are significantly lower than the corresponding results for the year ended September 30, 1998, where the Company had total revenues of $32,940,876, consisting of $19,890,300 in U(3)O(8) sales and $13,050,576 of revenues from process milling of alternate feeds. In addition, the Company delivered 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound to a customer under a deferred sales arrangement. This agreement grants the purchaser the option to put the U(3)O(8) back to the Company at a price of $10.55 per pound U(3)O(8) at any one time during the period of October 1, 2001 to March 1, 2003. The transaction was accounted for as a deferred credit of $4,320,000 and the cost of inventory of $4,248,875 was reclassified as an other asset. If and when the put option is exercised, these amounts will be reclassified as revenues and cost of sales, respectively.

The spot market value of uranium remained depressed and basically flat during the 1999 fiscal year. It began the fiscal year at $9.75 per pound U(3)O(8), rose to $10.85 in March, then declined during the remainder of the fiscal year back to $9.75 in September. The spot market value of vanadium, however, suffered a tremendous decline. It began the fiscal year at $5.37 per pound V(2)O(5) and then declined during the remainder of the fiscal year to $1.84 in September. As a result, the Company elected to only sell a very small quantity of the V(2)O(5) it produced during the year. Also, due to the continued depressed price for U(3)O(8), the Company only sold U(3)O(8) into existing contracts and elected not to enter into any additional spot market contracts during the year.

Of the Company's 1999 uranium sales, 100% of the material was sourced from uranium purchased under pre-existing contracts. The $9,758,317 of uranium sales proceeds resulted from four separate sales transactions. Approximately 69% of the sales revenues (61% of the material delivered) arose from long-term contracts and the balance were from existing spot market contracts.

The Company's alternate feed projects during 1999 consisted primarily of the processing of over 44,000 tons of uranium-bearing soil materials received from the Ashland 2 former defense site near Buffalo, New York. The Company received a recycling fee for this project, which contributed $3,794,195, or 88%, of the total process milling revenues for the year. The remaining alternate feed revenues of $494,320 came primarily from the sale of a product from a prior year's alternate feed project. The Company also produced approximately 160,000 pounds of U(3)O(8) from another alternate feed source. The Company did not receive a recycling fee for this project, and the U(3)O(8) remains in inventory to be sold at a later date. The Company's processing costs relating to alternate feeds totaled $3,213,789 for 1999 resulting in a gross profit from alternate feeds of $1,074,726.

Selling, general and administrative expenses for 1999 totaled $4,445,190 compared to $3,580,149 in 1998. The increase was due to an increase in outside legal and professional expenses related to the Company's development of its alternate feed business and to mine standby costs due to the suspension of mining operations. Depreciation, amortization and depletion expense was $664,633 in 1999, compared to $734,267 in 1998. Net interest and other income decreased to $857,739 in 1999 from $1,128,562 in 1998. These total revenues and expenses combined with the extensive write-offs stated above resulted in a net loss of $17,097,677 in 1999 compared to net income before taxes of $1,858,892 in 1998.

The Company continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The shutdown of the mines took several months to complete and the process of putting the mines on standby was completed in November 1999. The Company has also elected to completely write-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of ore, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from Company and independent mines. All of the ore was shipped to the Mill and the Company commenced the milling of this ore in June 1999. As of September 30, 1999, approximately 72,750 tons of ore had been fed to the Mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

During fiscal 1999 the process of shutting down the Company's Dove Creek field office was commenced. All labor and disbursements incurred during fiscal 1999 in the process of shutting down the Dove Creek office were expensed as Selling, General and Administrative as incurred. There were no severance, shut down or reclamation obligations associated with the shut down of the Dove Creek office; therefore, no additional costs were required to be accrued at fiscal year end. Also, in February 2000 the Company commenced actively seeking potential purchasers for its U.S. mining properties and taking other steps, such as dropping nonessential property holdings and reducing mining staff, to minimize its holding costs for mining properties. No properties were sold during fiscal 1999 and no severance obligations were outstanding at year end. Sales of mining equipment began in June 1999 and continued through

October 2000. Proceeds from the sale of surplus mining equipment were $322,660 for fiscal 1999, resulting in a gain of $168,141. As the expected net realizable value of the Company's mining equipment was equal to or greater than its book value, no change in classification of mining equipment was made as a result of the decision to sell the equipment.

During fiscal 1999, the Mill produced 493,418 pounds U(3)O(8) and 870,960 pounds V(2)O(5). This includes both uranium produced from conventional ore as well as uranium recovered from alternate feeds. During the first quarter of fiscal 2000, the conventional mill run was completed which produced an additional 157,709 pounds U(3)O(8) and 1,125,520 pounds V(2)O(5). Actual mill recoveries were lower than historical levels due primarily to the short mill run and certain operational problems. These inventories were written down to spot market prices as of September 30, 1999.

The Company suspended the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in situ leach project, located in the Powder River Basin of Wyoming. This review process could be reinstituted at any time. The Company has also elected to write-off all of its investment and development expenditures related to this project. These decisions were, again, related to weak market prices for uranium.

The Gurvan-Saihan Joint Venture, the Company 's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated a deposit containing over 22 million pounds for this program. Total cash expenditures by the Company relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998. Due to depressed commodity prices the Joint Venture was placed on standby in early fiscal 2000.

The Company continued to increase its focus on acquiring and processing alternate feeds during the year, which resulted in the Company successfully processing over 44,000 tons of material from a former government weapons, or FUSRAP (Formerly Utilized Sites Remedial Action Program), site near Buffalo, New York. Based on the success of this project the Company signed a contract to process materials from another FUSRAP site Ashland 1, and began to receive these materials in July. The recycling fee is paid when the material is delivered to the Mill and recorded as deferred revenue until the material is processed.

C.       CAPITAL RESOURCES AND LIQUIDITY

At September 30, 2000, the Company had cash and cash equivalents of $11,650,600 and working capital of $10,556,005 as compared to cash and cash equivalents of $469,407 and working capital of $11,635,665 at September 30, 1999.

Net cash provided by operating activities was $5,500,826 for the fiscal year ended September 30, 2000. The cash flow resulted primarily from the sale of inventory of $9,211,253, less the loss from continuing operations of $15,244,651, offset by non-cash items of depreciation and amortization of $1,094,376, write-down of assets of $13,298,538 and the reduction in Mill reclamation obligations of $1,073,206. Cash flow from operations was also affected by the decrease in accounts payable and accrued liabilities of $1,476,562. This decrease was primarily the result of the completion during fiscal 2000 of the conventional mill run that began in fiscal 1999.

Net cash provided by investing activities was $525,671 for the fiscal year ended September 30, 2000. The cash flow resulted primarily from the sale of surplus mining equipment of $627,211 and a reduction in the Company 's bonding requirements of $473,552, offset by additions to plant and equipment of $244,957 and investments in the Gurvan-Saihan Joint Venture of $332,063.

The Company is projecting only minor expenditures during fiscal year 2001 for property, plant and equipment. No significant capital expenditures are anticipated for the Mill during fiscal 2001.

Net cash provided by financing activities during the fiscal year ended September 30, 2000 totaled $5,154,696 and consisted primarily of an increase in deferred revenues of $6,156,562, offset by payments on the working capital loan agreement with Wells Fargo Bank, NA of $950,000. During March 2000, the Company renewed its working capital loan agreement with Wells Fargo Bank, NA. The principal amount was reduced from $10 million to $5 million and the maturity date was extended from March 31, 2000 to March 31, 2001. During January 2001, due to its current cash position, the Company elected to cancel its working capital loan agreement with Wells Fargo Bank,

NA. The Company believes that existing funds should be sufficient to satisfy working capital requirements and capital expenditures for the next twelve months.

In order to maintain safety of principal and to meet operational liquidity requirements, it is the policy of the Company to invest the majority of available cash balances in short-term fixed income securities (high quality corporate bonds and U.S. Treasury securities) or short-term money market instruments (certificates of deposit, commercial paper and other money market instruments).

D.       ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company also formally reviews costs when it submits license renewal applications to regulatory authorities. Based on this review, the Mill reclamation obligation was reduced by $1,073,206, and it was determined that the Company's estimated total reclamation obligation of $12,192,494 is currently sufficient to cover the projected future costs for reclamation of the Mill and mine operations.

The Company has posted bonds as security for these liabilities and has deposited, restricted cash and marketable securities on account of these obligations. The amount of the restricted cash and marketable securities collateralizing the Company 's reclamation obligations was $8,870,989 at September 30, 2000.

The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant. See "Item 8. Financial Information
- Legal Proceedings."

E.       2001 FISCAL YEAR OUTLOOK

The Company 's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. The Company's U.S. mining operations will continue to be on a care and maintenance basis, as well as its Mongolian project. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

The reduction in Mill standby costs and general and administration expenditures means that the Company will have the resources to continue to aggressively pursue the alternate feed market. The Company currently has three firm contracts, which provide sufficient feed to operate the Mill for up to nine months. The Company is continuing to pursue other contracts; however, it is also looking at opportunities to diversify, as they arise.

F.       RISKS AND UNCERTAINTIES

REGULATORY CHALLENGES

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Certain of the Mill's license amendments have been challenged by various third parties in the past, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

G.       CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing sections and elsewhere in this 20-F represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company 's results and the above discussion of the 2001 outlook include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, changes in government regulation and policies including trade laws and policies, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

H.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

I.       TREND INFORMATION

During the last three fiscal years, the Company has seen a deterioration in both uranium and vanadium prices, from $11 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices and projected future market conditions, the Company decided to cease its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on standby. The Company intends to keep those properties on standby indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has written off the carrying value of all of these properties on its financial statements.

As a result of these market events, the Company decided to marshall its resources and to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had successes in developing this business, such as the award of its third FUSRAP contract for the Linde site during the last fiscal year, the Company has not, to date, developed the backlog of business necessary to allow the Mill to operate beyond the next Mill run, which is currently scheduled to commence in 2001. Developing this backlog is the major challenge facing the Company at this time.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings cell 4A, at an estimated cost of $1.5-$3.0 million. The repair of cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 15, 2001, are as follows:


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                       COMMON SHARES OF
                                                         THE COMPANY
                                                     BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                      PERIOD OF         INDIRECTLY, OR
    NAME AND MUNICIPALITY OF         SERVICE AS A       CONTROLLED OR          PRESENT PRINCIPAL OCCUPATION AND POSITION WITH
            RESIDENCE                  DIRECTOR          DIRECTED(1)                            THE COMPANY (3)
    ------------------------         ------------    -------------------   -------------------------------------------------------

JOHN H. CRAIG                        May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell  LLP; ;
Toronto, ON                               to               155,000         Director of a number of publicly-traded companies,
                                       present                             including: International Curator Resources Ltd. and
                                                                           Tenke Mining Corp.

DAVID C. FRYDENLUND                  May 9, 1997                           Vice President, General Counsel, Chief Financial
Lone Tree, CO                             to               200,000         Officer and Corporate Secretary of the Company.
                                       present

CHRISTOPHER J. F. HARROP             May 9, 1997                           November 1994 to present, Senior Vice-President and
Toronto, ON                               to               300,926         Director, Canaccord Capital Corp.
                                       present

RON F. HOCHSTEIN                    April 6, 2000                          President and Chief Executive Officer of the Company
Lakewood, CO                              to               100,000         since April 6, 2000; from January 31, 2000 to April
                                       present                             6, 2000, Vice President and Chief Operating Officer
                                                                           of the Company.

EARL E. HOELLEN                      May 9, 1997                           Self-employed businessman; October 24, 1996 to April
Englewood, CO                             to               750,000         6, 2000, President and Chief Executive Officer of the
                                       present                             Company.

LUKAS H. LUNDIN(2)                   May 9, 1997                           Chairman of the Board of the Company; Director and/or
Vancouver, BC                             to                               officer of a number of  publicly-traded  natural
                                       present             458,500         resource companies, including: Lundin Oil AB, Atacama
                                                                           Minerals Corp., Santa Catalina Mining Corp.,
                                                                           International Curator Resources Ltd., Tenke Mining
                                                                           Corp., Tanganyika Oil Company Ltd. and South Atlantic
                                                                           Resources Ltd.

WILLIAM A. RAND                      May 9, 1997                           Self-employed  businessman; Director of a number of
Vancouver, BC                             to                 Nil           publicly-traded companies, including: Lundin Oil AB,
                                       present                             Santa Catalina Mining Corp., International Curator
                                                                           Resources Ltd., Tenke Mining Corp., Tanganyika Oil
                                                                           Company Ltd. and South Atlantic Resources Ltd.

(1) Each of the Directors and Officers of the Company own less than one percent of the outstanding shares of the Company,

(2) Lukas H. Lundin is the son of Adolf H. Lundin, a major shareholder of the Company. See "Item 7. Major Shareholders and Related Party Transactions."

(3) All persons listed are directors of the Company.

The information as to shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:

o Mr. Ron Hochstein was Vice President, Corporate Development of the Company from October 11, 1999 to January 30, 2000, and was an engineering consultant with the AGRA-Simons Mining Group, an engineering and consulting firm, from July 1995 to October 1999.

o During the period August 1998 to August 1999, Mr. Harrop was Chairman and a director of Northern Securities Inc.

o During the period July 1996 to July 1997, Mr. Frydenlund was Vice-President of Namdo Management Services Ltd., a management services company. Prior to July 1996, Mr. Frydenlund was a partner with the law firm of Ladner Downs, Vancouver, British Columbia.

Please note Item 7 below for information relating to interests of Management in certain related party transactions.


B.        COMPENSATION

DIRECTOR COMPENSATION

No remuneration has been paid to directors of the Company in their capacities as directors since the date of incorporation, other than stock options described under "Share Ownership" below. The directors are reimbursed for their expenses incurred to attend meetings of the Company.

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2000:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2000


                                                                              SECURITIES
                                                                                 UNDER
                                                                                OPTIONS/
    NAME AND PRINCIPAL                                   OTHER ANNUAL         SARS GRANTED        ALL OTHER
         POSITION           SALARY(1)      BONUS         COMPENSATION              (#)           COMPENSATION
    ------------------      ---------      -----         ------------         ------------       ------------

Ron F. Hochstein             128,000         Nil               Nil               1,250,000             Nil
President and Chief
Executive Officer(2)(3)

David C. Frydenlund,         158,400         Nil            9,000(4)               700,000             Nil
Vice President, General
Counsel, Chief
Financial Officer, and
Corporate Secretary(2)

Earl E. Hoellen,             104,769         Nil            2,024(8)                 Nil             90,948(5)
(former President and
Chief Executive
Officer)(5)

Harold R. Roberts,            50,268         Nil            1,229(9)                 Nil             40,195(6)
(former Vice President,
Operations)(6)

Rick L. Townley,              56,269         Nil              844(8)                 Nil             26,250(7)
(former Vice President
Finance, Chief
Financial Officer and
Treasurer)(7)


NOTES TO SUMMARY COMPENSATION TABLE

(1) The Company's currency for disclosure purposes is US dollars which are the functional currency of the Company's operations.

(2) Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts are October 13, 2001 for Mr. Hochstein and June 30, 2001 for Mr. Frydenlund.

(3) Mr. Hochstein commenced employment with the Company on October 11, 1999. During the period January 31, 2000 to April 6, 2000, Mr. Hochstein held the position of Vice President and Chief Operating Officer of the Company. Mr. Hochstein was appointed President and Chief Executive Officer of the Company on April 6, 2000.

(4) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

(5) Mr. Hoellen resigned as President and Chief Executive Officer of the Company on April 6, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Hoellen represent the amounts earned between October 1, 1999 and April 6, 2000. Mr. Hoellen received $90,000 as a severance payment and $948 for medical insurance coverage subsequent to his resignation.

(6) Mr. Roberts resigned as Vice President, Operations, of the Company on January 31, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Roberts represent amounts earned between October 1, 1999 and January 31, 2000. Mr. Roberts received $35,000 as a severance payment and $5,195 for medical insurance coverage subsequent to his resignation.

(7) Mr. Townley resigned as Vice President, Finance, Chief Financial Officer and Treasurer of the Company on April 6, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Townley represent amounts earned between October 1, 1999 and April 6, 2000.
     Mr. Townley received $26,250 as a severance payment.

(8) Amounts represent 401K matching contributions made to the named executive's retirement account per the Company's 401K Benefit Plan available to all eligible employees.

There were no long-term incentive plan awards made to any of the named executive officers of the Company during the most recently completed financial year. In addition, there are no plans in place with respect to any of the named individuals for termination of employment or change in responsibilities under employment contracts, apart from those separately disclosed herein.


   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
           NAME                   (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
------------------------     --------------      --------------        ----------     --------------        -----------
Ron F. Hochstein               1,000,000              27.7%               0.20             0.19             May 22/2003
                                 250,000               6.9%               0.75             0.26             Oct 10/2002
                             --------------      --------------        ----------     --------------        -----------
David C. Frydenlund              700,000              19.4%               0.20             0.19             May 22/2003
                             ==============      ==============        ==========     ==============        ===========

A summary of the Company's Stock Option Plan is provided under "Share Ownership" below.


C.       BOARD PRACTICES

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation. Each of the above directors was elected to his present term of office at the annual meeting of shareholders of the Company held on February 15, 2001.

Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts are October 13, 2001 for Mr. Hochstein and June 30, 2001 for Mr. Frydenlund. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                             COMMITTEES OF THE BOARD

                                                                      CORPORATE GOVERNANCE           ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE                      COMPENSATION COMMITTEE         AND NOMINATING COMMITTEE             SAFETY COMMITTEE
--------------------------------- ------------------------------ ------------------------------- ---------------------------------
        William A. Rand                  Lukas H. Lundin            Christopher J.F. Harrop          Christopher J.F. Harrop
         John H. Craig                   William A. Rand                William A. Rand                David C. Frydenlund
    Christopher J.F. Harrop               John H. Craig                  John H. Craig                    John H. Craig


AUDIT COMMITTEE

Due to the size and nature of the Company, the roles and responsibilities of the Audit Committee have been specifically defined and include oversight responsibility for management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Company has no formal internal audit process. The terms of reference of the Audit Committee include the responsibility to: ensure the compliance of financial reporting with accounting principles; oversee the effectiveness of management's interaction with and responsiveness to the board of directors; review annual and interim financial statements before they are approved by the board of directors; review the nature and scope of the annual audit; review the adequacy of internal accounting control procedures and systems; and evaluate the external auditor's performance for the preceding fiscal year, review their fees and make recommendations to the board of directors.

COMPENSATION COMMITTEE

The Company's executive compensation program is administered by the Compensation Committee, which is composed of three non-management directors who are identified above. The Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the board of directors. Recommendations for changes to the policies are also reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Company's overall goals.

The Committee's terms of reference include the responsibility to determine the level of compensation paid to the President and Chief Executive Officer of the Company and other senior management and executive officers of the Company.

The guiding philosophy of the Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; will attract and retain qualified executives; and encourage and motivate performance. Performance includes achievement of the Company's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from advances in the Company's business, continued low cost operations and enhanced cash flow and earnings.

In establishing compensation for executive officers, the Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Such compensation is comprised primarily of a base salary and participation in the Company's incentive stock option and 401K plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis. Stock options align the interests of the executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation. Grants are made to executive officers after taking into consideration position level, overall individual performance, anticipated future contribution to the Corporation's success, and the ability of the individual to influence business performance.

Compensation is generally reviewed in the early part of each year having regard to the prior year's performance both at a corporate level and individually in order to determine compensation adjustments for the following year.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The terms of reference of the Corporate Governance and Nominating Committee include the responsibility of developing and monitoring the Corporation's approach to corporate governance issues, the responsibility for proposing new nominees to the board of directors and for assessing directors on an ongoing basis, and the responsibility of assessing and monitoring the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors. Nominations are the result of recruitment efforts by the Chairman of the board of directors and the CEO and discussed informally with several directors before being brought to the Committee for approval.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play an ever-increasing part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established an Environment, Health and Safety Committee to oversee the Company's efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety.


D. EMPLOYEES

The following table sets out the number of employees of the Company and its subsidiaries at the end of the period for each of the past three financial years, and a breakdown of persons employed by main category of activity and geographic location.


    NUMBER OF EMPLOYEES BY MAIN CATEGORY OF ACTIVITY AND GEOGRAPHIC LOCATION

FISCAL YEAR ENDED SEPTEMBER 30                       2000              1999              1998
------------------------------                       ----              ----              ----
Denver Head Office                                      8                17                22
White Mesa Mill                                        25               104                79
U.S. Mining Properties                                  0                 8                46
Mongolia Office                                         4                 6                 6
Total                                                  37               135               153


None of the Company's employees are unionized.


E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of March 30, 2001.


      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                    NUMBER OF
                                  COMMON SHARES                              OPTION PRICE          OPTION EXPIRY
EXECUTIVE OFFICER AND DIRECTOR    UNDER OPTION        DATE OF GRANT              (CDN$)                 DATE
------------------------------    -------------      ----------------        ------------         ----------------
John H. Craig                            75,000          May 23, 2000                0.20             May 23, 2003
David C. Frydenlund                     200,000      January 14, 1999                0.75         January 13, 2002
                                        700,000          May 23, 2000                0.20             May 22, 2003
Christopher J.F. Harrop                  75,000          May 23, 2000                0.20             May 22, 2003
Ron F. Hochstein                        250,000      October 11, 1999                0.75         October 10, 2002
                                      1,000,000          May 23, 2000                0.20             May 22, 2003
Earl E. Hoellen                         375,000      January 14, 1999                0.75         January 13, 2002
Lukas H. Lundin                         500,000          May 23, 2000                0.20             May 22, 2003
William A. Rand                          75,000          May 23, 2000                0.20             May 22, 2003
Total                                 3,250,000


STOCK OPTION PLAN

The major features of the Company's stock option plan (the "Stock Option Plan") can be summarized as follows:

Under the Stock Option Plan the board of directors, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company (collectively, the "Eligible Personnel") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Company by providing Eligible Personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company.

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

The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

The board of directors of the Company has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price of the Common Shares at the time of grant.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A. MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of February 15, 2001 and the total amount of these securities owned by the officers and directors as a group.


                               MAJOR SHAREHOLDERS

        IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
        ------------------------------------------------ ------------------------------------------- ---------------
        Adolf H. Lundin                                                22,500,000(1)                     34.3%
        Directors and Officers as a group (7 persons)                  24,664,426                        37.6%

(1) These shares are held in escrow pursuant to the terms of an Escrow Agreement among the Company, Adolf H. Lundin, Lukas H. Lundin and The Montreal Trust Company of Canada. Pursuant to the terms of the agreement, one-fifth of the shares have been released from escrow one year following the date of listing of the Company's common shares on The Toronto Stock Exchange, i.e. on May 16, 1998. The balance of the shares will be released as to one-fifth on each of the following anniversary dates so that all of the shares will be released by May 16, 2002.

There has been no significant change in the percentage change held by the foregoing major shareholder during the past three years. None of the Company's major shareholders have different voting rights than other holders of common shares of the Company.

As far as it is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s).

As of January 31, 2001, 10,970,826, or 16.74%, of the Company's outstanding common stock were registered in the names of 72 residents of the United States. The Company's common stock is issued in registered form and the number of shares reported to be held by U.S. shareholders of record is taken from the records of The Montreal Trust Company of Canada, the registrar and transfer agent for the Common Stock.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.


B. RELATED PARTY TRANSACTIONS

Lukas H. Lundin, John H. Craig, and William A. Rand are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company, discloses and refrains from voting on, any matter in which such director may have a conflict of interest.

None of the present directors, senior officers or principal shareholders of the Company and no associate or affiliate of any of them has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

During the fiscal year ending September 30, 2000 the Company incurred legal fees of $16,606, to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the fiscal year ending September 30, 2000, the Company paid management and administrative service fees of $90,000 to a company owned by the Chairman of the Company, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Company continues to pay monthly fees of $7,500 to this service company.

During the fiscal year ending September 30, 1997 the Company loaned $200,000 to David C. Frydenlund, an Officer and Director of the Company, in order to facilitate relocation to the Company's headquarters. This amount has remained outstanding at September 30, 1998, 1999 and 2000. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2001. The loan is secured by the Officer's personal residence.

Subsequent to the retirement of Mr. Earl E. Hoellen as President and Chief Executive Officer of the Company in 2000, a company controlled by Mr. Hoellen, a director of the Company, earned a commission of $59,516 in connection with the sale by the Company of all of its uranium inventories and sales contracts.


C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

The consolidated financial statements of the Company are attached hereto as pages F-1 through F-14 and incorporated herein by reference.

EXPORT SALES

The amount of export sales does not constitute a significant portion of the Company's total sales volume.

LEGAL PROCEEDINGS

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. See "Item 4. Information on the Company Alternate Feed Processing." On July 23, 1998, the NRC issued an amendment to the Company's Mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") at the White Mesa Mill from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of 11e.(2) uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the Atomic Safety and Licensing Board ("ASLB") for the purpose of challenging the issuance of the Company's license amendment. On August 19, 1998, the ASLB Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the full Commission of the NRC on August 31, 1998. The Company and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the full Commission of the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Company was based. On October 22, 1998, the Company was added as an intervener in the Quivira appeal. Envirocare also appealed to the United States Court of Appeals for the District of Columbia the decision of the full Commission of the NRC denying Envirocare standing on the Ashland 2 matter. This appeal and the Quivira appeal referred to above were joined as an appeal. On October 22, 1999, the Court of Appeals dismissed Envirocare's appeal, confirming the NRC's decision denying Envirocare standing in these matters.

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Company's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulated two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. ss. 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Company was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleged that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues was amicably resolved between the parties (Utah indicated to the Company that its concerns that the alternate feed material might contain hazardous wastes was resolved by additional analytical and other data which was forwarded to Utah by the Company). On February 9, 1999, the ASLB Presiding Officer ruled in favor of the Company on the second issue, finding that the Company's license amendment met all of the requirements of the applicable statutes and regulations and was appropriately granted. The State of Utah appealed the decision of the ASLB Presiding Officer to the full Commission of the NRC for review. On February 10, 2000, the NRC Commissioners rendered their decision upholding the decision of the ASLB Presiding Officer and confirming the validity of the license amendment for the Ashland 2 Materials, thereby resolving in the Company's favor the long-standing dispute with the State of Utah over the types of alternate feed materials that can be processed at the White Mesa Mill. The State of Utah did not appeal this decision to the U.S. Court of Appeals.

On October 15, 1998, the Company submitted a request to the NRC to amend the Company's Mill license to allow for the receipt and processing of additional FUSRAP alternate feed materials (the "Ashland 1 Materials"). This amendment relating to the Ashland 1 Materials was approved and issued in February 1999. Anticipating that the license amendment for the Ashland 1 Materials would be granted, on December 2, 1998, the State of Utah filed a petition requesting a hearing on the requested Ashland 1 license amendment, on essentially the same grounds as for the Ashland 2 amendment. On December 18, 1998, the Company responded by not contesting the State's request for a hearing.

In addition to the State of Utah, Envirocare, Pack Creek Ranch Company, a group called the Concerned Citizens of Utah and the Navajo Utah Commission filed petitions requesting a hearing on the Ashland 1 license amendment. The Company filed submissions with the ASLB Presiding Officer assigned to the Ashland 1 license amendment opposing standing with respect to each of these additional submissions. The NRC Presiding officer denied standing to each of these parties. Envirocare appealed this decision to the full Commission of the NRC. The Commission denied Envirocare's appeal. The hearing on the Ashland 1 license amendment had been put in abeyance pending the outcome of the appeal of the Ashland 2 decision before the full Commission of the NRC. On March 13, 2000, as a result of the NRC's decision on the Ashland 2 appeal, the State of Utah withdrew its request for a hearing on the Ashland 1 license amendment.

The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process alternate feeds containing lower levels of uranium, in certain circumstances, may be adversely affected since NRC license amendments are required for each alternate feed transaction.

During a sampling event at the White Mesa Mill in May, 1999, the Company discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Investigations by independent experts retained by the Company indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,200 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Company to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Company is performing investigations and taking actions in accordance with the Corrective Action Order. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

DIVIDEND POLICY

To date, the Company has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common

Shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2000, the date of the annual financial statements incorporated into this Form 20-F.

During January 2001, due to its current cash position the Company elected to cancel its working capital loan agreement with Wells Fargo Bank, NA.


ITEM 9. THE OFFER AND LISTING


A. OFFER AND LISTING DETAILS

See "Markets" below.


B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock

Exchange during the periods indicated:


                               TRADING INFORMATION

                 PERIOD                           HIGH                    LOW                      VOLUME
                 ------                          -------                -------                  -----------
                                                 (Cdn $)                (Cdn $)
May 16, 1997-September 30, 1997                   1.50                    0.96                    27,131,433
October 1, 1997-September 30, 1998                1.45                    0.38                    40,323,218
October 1, 1998-September 30, 1999                0.72                    0.22                    19,512,089
October 1, 1999-September 30, 2000                0.38                    0.13                    19,626,816
October-December 1998                             0.59                    0.38                     9,458,410
January-March 1999                                0.72                    0.44                     4,522,095
April-June 1999                                   0.53                    0.26                     2,280,235
July-September 1999                               0.37                    0.22                     3,226,428
October-December 1999                             0.32                    0.19                     2,760,819
January-March 2000                                0.28                    0.13                     4,938,370
April-June 2000                                   0.25                    0.18                     3,596,256
July-September 2000                               0.38                    0.17                     7,823,205
October-December 2000                             0.35                    0.21                     5,750,566
August 2000                                       0.25                    0.18                     1,479,605
September 2000                                    0.38                    0.21                     1,360,050
October 2000                                      0.35                    0.30                      791,536
November 2000                                     0.32                    0.26                      624,750
December 2000                                     0.27                    0.21                     4,334,280
January  2001                                     0.34                    0.26                     1,546,892
February 2001                                     0.31                    0.25                      326,200


CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/99, 3/31/00, 6/30/00, 9/30/00 and December 31, 2000:


                              EXCHANGE RATES-ANNUAL

        YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
--------------------- ------------------- -------------------------- -------------------------
        1996                0.7329             0.7235 - 0.7513                0.7301
        1997                0.7221             0.6947 - 0.7483                0.7236
        1998                0.6898             0.6321 - 0.7292                0.6533
        1999                0.6681             0.6423 - 0.6912                0.6812
        2000                0.6735             0.6422 - 0.6970                0.6653


                            EXCHANGE RATES-QUARTERLY

               CALENDAR QUARTER ENDED        AVERAGE         LOW-HIGH            LAST DAY OF QUARTER
           ------------------------------- ------------ -------------------- ----------------------------
                      12/31/99               0.6795        0.6693 - 0.6915                0.6915
                      03/31/00               0.6882        0.6787 - 0.6970                0.6902
                      06/30/00               0.6755        0.6627 - 0.6898                0.6755
                      09/30/00               0.6750        0.6653 - 0.6826                0.6653
                      12/31/00               0.6554        0.6422 - 0.6693                0.6671

The noon rate of exchange for the conversion of United States dollars into Canadian dollars on February 28, 2001 was $0.6540 (Cdn.$1.00 = U.S.$0.6540).


ITEM 10. ADDITIONAL INFORMATION


A. SHARE CAPITAL

Not applicable.


B. MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES OF THE COMPANY

The Company was incorporated by Articles of Amalgamation under the Ontario Business Corporations Act (the "OBCA") on May 9, 1997, under Incorporation Number 1236943.

Section 15 of the OBCA provides that a corporation incorporated under the OBCA has the capacity and the rights, powers and privileges of a natural person. Neither the Articles of Amalgamation nor the By-Laws of the Company contain any further objects or purposes or restrict the Company from carrying on any business or from exercising any of its powers.

INTERESTED DIRECTORS

Section 3.18 of the Company's By-Laws provides that a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed contract or transaction shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as permitted by the OBCA. Section 132(5) of the OBCA provides that such a director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

     o An arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

     o One relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

     o   One for indemnity or insurance under Section 136 of the OBCA; or

     o   One with an affiliate.

There is no requirement in the OBCA or in the Company's Articles of Amalgamation or By-Laws restricting the directors from voting compensation to themselves or any members of their body, whether in the absence of an independent quorum or otherwise.

BORROWING POWERS

Article 10 of the Articles of Amalgamation of the Company provides that the Board may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

     o   Borrow money upon the credit of the Company;

     o   Issue, re-issue, sell or pledge debt obligations of the Company;

     o Subject to the provisions of the OBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

     o Mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company.

Article 10 also provides that the Board may from time to time delegate to a director, a committee of directors or an officer of the Company any or all of the powers conferred on the Board as set out above, to such extent and in such manner as the Board shall determine at the time of such delegation.

As these borrowing powers are contained in the Articles of Amalgamation, any changes to the borrowing powers would require a special resolution of two-thirds of the shareholders of the Company.

MANDATORY REQUIREMENT AND SHARE QUALIFICATION FOR DIRECTORS

There is no requirement for retirement of directors under an age limit requirement, and there is no number of shares required for a director's qualification.

ATTRIBUTES OF COMMON SHARES

The following is a summary of the principal attributes of the Company's Common
Shares:


     o VOTING RIGHTS. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

     o DIVIDENDS. The holders of common Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Board, out of funds legally available therefor. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

     o PROFITS. Each Common Share is entitled to share pro-rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

     o RIGHTS ON DISSOLUTION. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro-rata basis all of the assets of the Company remaining after payment of all the Company's liabilities.

     o PRE-EMPTIVE, CONVERSION AND OTHER RIGHTS. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of two-thirds of the issued and outstanding Common Shares, in accordance with the requirements of the OBCA.

ANNUAL AND SPECIAL MEETINGS

The annual meeting of shareholders shall be held at such time in each year as the Board, the Chairman of the Board (if any) or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the OBCA to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting. The Board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time. In addition, Section 105 of the OBCA provides that in certain circumstances the holders of not less than 5 percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the OBCA or the Articles of Amalgamation or By-Laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

LIMITATIONS ON THE RIGHT TO OWN SECURITIES

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company, except as discussed under "Exchange Controls" below.

CHANGES IN CONTROL

There are no provisions in the Company's Articles of Amalgamation or By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

DISCLOSURE OF OWNERSHIP

There are no provisions in the Company's Articles of Amalgamation or By-Laws governing the ownership threshold above which shareholder ownership must be disclosed. However, as discussed under "Exchange Controls" below, non-Canadians may be required in certain circumstances to report their ownership interests in the Company. In addition, the Ontario Securities Act requires disclosure by any person acquiring or holding 10 percent or more of the outstanding Common Shares of the Company.


C. MATERIAL CONTRACTS

The Company has not entered into any material contracts, other than in the ordinary course of business during the previous two years.


D. EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the export or import of capital, including the availability of cash and cash equivalents for use by the Company group, or on the remittance of dividends, interest, or other payments to non-resident holders of the Company's securities.

The Company is subject to the Investment Canada Act. Under the Investment Canada Act, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review requirements by Investment Canada , a governmental agency, and where review is required, will not be allowed unless they are found likely to be of net benefit to Canada. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a

Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company, shall be deemed to be "control".

An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is Cdn$5 million or more in the case of a "direct" acquisition (or where the Canadian asset acquired constitute more than 50% of the value of all entities acquired), or Cdn$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$209 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$209 million threshold applies.

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

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing on the utilization of parts, components and services produced in Canada, and on exports from Canada. Additional factors of assessment include:
(i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada;
(iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

There are no limitations under Canadian law on the right of nonresident or foreign owners to hold or vote the common stock of the Company.

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of common shares of the Company. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income, but in the case of an individual only applies to those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding Company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding Company". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholders interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income not currently received subject to an interest charge on the deferred tax. Alternatively, a U.S. Holder may elect to "mark to market" his or her shares in the Company at the end of each year as set forth in Section 1296 of the Code. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC for its fiscal year ended September 30, 1997, and quarters ended December 31, 1997 and March 31, 1998. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro-rata shares of "Subpart F income" (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of subpart F and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of
Part XIII Tax
applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally reduced to 15% of the gross amount of the dividend or to 5% if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include between one half and three quarters of the capital gain (taxable capital gain) in computing his taxable income earned in Canada depending on the date of disposition. The Holder may, subject to certain limitations specified in the Act, deduct between one half and three quarters of any capital loss (allowable capital loss) depending on the date of disposition, arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.


F. DIVIDENDS AND PAYING AGENTS

Not applicable.


G. STATEMENT BY EXPERTS

Not applicable.


H. DOCUMENTS ON DISPLAY

The documents concerning the Company which are referred to in this Form 20-F may be inspected during regular business hours at the offices of the Company's subsidiary, International Uranium (USA) Corporation, at Suite 950, 1050 17th Street, Denver, Colorado, 80265.


I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the U.S. dollar and its activities are predominantly executed using the U.S. dollar. The Company incurs a small portion of its expenditures in Canadian and Mongolian currencies; however, it is not subject to significant operational exposures due to fluctuations in these currencies.

The Common shares of the Company are currently only listed on The Toronto Stock Exchange in Canada and thus, the shares are purchased and sold in Canadian dollars. Therefore, please refer to Item 9 for more information relating to the Company's share price information and the tables relating to the U.S./Canadian dollar currency translations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

COMMODITY PRICE SENSITIVITY

The Company can be subject to price risk due to changes in the market value of uranium and vanadium regarding its future sales revenues and carrying values relating to its finished goods, ore stockpiles and property holdings.

The Company has entered into future long-term contracts for uranium sales in the past, thereby reducing its exposure to changes in uranium prices. However, the Company has sold all of its uranium inventory and uranium supply contracts at this time and has written off all of its uranium properties. As a result, only future uranium production, which at this time is expected to be from alternate feed materials, will be subject to uranium price fluctuations. To the extent that any such future uranium production is expected to constitute a significant portion of the Company's revenues, the Company will consider the possibility of entering into future sales contracts for all or some of such future production.

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2000. The Company currently has some finished goods inventories of vanadium product.

The Company has not entered into any future vanadium sales contracts at this time and therefore its revenue and profits from vanadium sales are subject to future price changes.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.


ITEM 15.  [RESERVED]

Not applicable.


ITEM 16.  [RESERVED]

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS

See Pages F-1 through F-14 incorporated herein by reference.


ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                                           Page
                                                                                                           ----
          Index to Consolidated Financial Statements .................................................      F-i
          Auditors' Report to the Directors ..........................................................      F-1
          Consolidated Balance Sheets at September 30, 2000 and 1999 .................................      F-2
          Consolidated Statements of Operations and (Deficit) Retained Earnings
             For the Years Ended September 30, 2000, 1999 and 1998 ...................................      F-3
          Consolidated Statements of Cash Flows for the Years Ended
             September 30, 2000, 1999 and 1998 .......................................................      F-4
          Notes to the Consolidated Financial Statements .............................................      F-5

         All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated
         Financial Statements or Notes thereto.

      b)  Documents filed as exhibits to this Annual Report:

          Index to Exhibits                                                                                 F-15

          Exhibit 1.1     Company's  Corporate Structure Chart                                              F-16




                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERNATIONAL URANIUM CORPORATION



By:    /s/ David C. Frydenlund
      ---------------------------------------------------------------
      David C. Frydenlund, Vice President and Chief Financial Officer

Dated:    March 30, 2001
          ----------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Directors..............................................F-1

Consolidated Balance Sheets at September 30, 2000 and 1999.....................F-2

Consolidated Statements of Operations and retained Earnings
     For Periods Ended September 30, 2000, 1999 and 1998.......................F-3

Consolidated Statements of Cash Flows for the Periods Ended
     September 30, 2000, 1999 and 1998.........................................F-4

Notes to the Consolidated Financial Statements.................................F-5

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2000, and 1999 and the consolidated statements of operations and (deficit) retained earnings, and cash flows for each of the years in the three year period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999, and the results of its operations and the changes in its cash flow for each of the years in the three year period ended September 30, 2000, in accordance with generally accepted accounting principles in Canada.




/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants
Vancouver, Canada
November 24, 2000

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                           AT SEPTEMBER 30
                                                                        2000            1999
                                                                    ------------    ------------
ASSETS
     Current assets:
     Cash and cash equivalents                                      $ 11,650,600    $    469,407
     Trade and other receivables                                       2,443,063       2,226,303
     Inventories (Note 3)                                              1,913,538      11,930,637
     Prepaid expenses and other                                          256,688         191,425
                                                                    ------------    ------------
                                                                      16,263,889      14,817,772

     Properties, plant and equipment, net (Note 4)                     4,977,118       6,790,627
     Mongolia mineral properties (Note 5)                                     --      10,484,299
     Notes receivable                                                    200,088         202,016
     Restricted cash and marketable securities (Note 6)                8,870,989       9,344,541
     Other asset (Note 7)                                              2,840,000       4,248,875
     Goodwill and other, net                                                  --           3,679
                                                                    ------------    ------------
                                                                    $ 33,152,084    $ 45,891,809
                                                                    ============    ============

LIABILITIES
     Current liabilities:
     Accounts payable and accrued liabilities                       $    656,051    $  2,132,614
     Notes payable (Note 8)                                               15,830       1,049,493
     Deferred revenue                                                  5,036,003              --
                                                                    ------------    ------------
                                                                       5,707,884       3,182,107

     Notes payable, net of current portion                                54,607          22,811
     Reclamation obligations (Note 9)                                 12,192,494      13,265,700
     Deferred revenue                                                  4,244,000       3,123,441
     Deferred credit (Note 7)                                          4,220,000       4,320,000
                                                                    ------------    ------------
                                                                      26,418,985      23,914,059
                                                                    ------------    ------------

SHAREHOLDERS' EQUITY
     Share capital (Note 10)                                          37,439,402      37,439,402
     65,525,066 shares issued and outstanding
     Deficit                                                         (30,706,303)    (15,461,652)
                                                                    ------------    ------------
                                                                       6,733,099      21,977,750
                                                                    ------------    ------------
                                                                    $ 33,152,084    $ 45,891,809
                                                                    ============    ============


Contingency (Note 14)
The accompanying notes are an integral part of these financial statements

                        INTERNATIONAL URANIUM CORPORATION
      CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS
                             (UNITED STATES DOLLARS)

                                                                       YEARS ENDED SEPTEMBER 30
                                                                   2000            1999            1998
                                                               ------------    ------------    ------------
OPERATIONS
Revenue
     Uranium sales                                             $ 12,810,100    $  9,611,450    $ 19,890,300
     Vanadium sales                                               2,415,588         146,867            --
     Process milling                                                834,484       4,288,515      13,050,576
                                                               ------------    ------------    ------------
     Total revenue                                               16,060,172      14,046,832      32,940,876
                                                               ------------    ------------    ------------
Costs and expenses
     Uranium cost of sales                                       10,637,373       8,237,348      17,829,592
     Vanadium cost of sales                                       2,006,136         150,519            --
     Process milling expenditures                                   489,778       2,502,154      10,066,538
     Mill standby expenditures                                    2,144,984       1,059,794            --
     Selling, general and administrative                          4,044,761       4,445,190       3,580,149
     Write-down of inventories (Note 3)                           1,026,415       7,709,170            --
     Write-down of other asset and deferred credit,               1,308,875            --              --
     (Note 7)
     Depreciation                                                   470,621         316,474         734,267
                                                               ------------    ------------    ------------
                                                                 22,128,943      24,420,649      32,210,546
                                                               ------------    ------------    ------------

(Loss) income before the following                               (6,068,771)    (10,373,817)        730,330

     Decrease in reclamation obligations                          1,073,206            --              --
     Write-off of Mongolia mineral properties (Note 5)          (10,963,248)           --              --
     Write-off of mineral properties (Note 4)                          --        (7,039,958)           --
    Write-off of goodwill                                              --          (541,641)           --
     Net interest and other income                                  714,162         857,739       1,128,562
                                                               ------------    ------------    ------------
(Loss) net income before taxes                                  (15,244,651)    (17,097,677)      1,858,892

     Provision for income taxes                                        --              --           241,561
                                                               ------------    ------------    ------------
(LOSS) NET INCOME FOR THE YEAR                                  (15,244,651)    (17,097,677)      1,617,331
                                                               ============    ============    ============

Basic/diluted (loss) income per common share                   $      (0.23)   $      (0.26)   $       0.02
                                                               ============    ============    ============

(DEFICIT) RETAINED EARNINGS
(Deficit) retained earnings, beginning of year                  (15,461,652)      1,636,025          18,694
     (Loss) net income for the year                             (15,244,651)    (17,097,677)      1,617,331
                                                               ------------    ------------    ------------
(DEFICIT) RETAINED EARNINGS, END OF YEAR                       $(30,706,303)   $(15,461,652)   $  1,636,025
                                                               ============    ============    ============

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                            YEARS ENDED SEPTEMBER 30
                                                                    2000              1999              1998
                                                               --------------    --------------    --------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
(Loss) net income for the year                                 $  (15,244,651)   $  (17,097,677)   $    1,617,331
Items not affecting cash
     Depreciation and amortization                                  1,094,376           664,633           734,267
     Loss (gain) on sale of land and equipment                          4,675          (168,141)          (99,865)
     Amortization of uranium sales contract purchase
     cost                                                                  --           729,730         1,270,270
     Write-down of inventories                                      1,026,415         7,709,170                --
     Write-down of other asset and deferred credit                  1,308,875                --                --
     Write-off of Mongolia mineral properties                      10,963,248                --                --
     Write-off of mineral properties                                       --         7,039,958                --
     Write-off of goodwill                                                 --           541,641                --
     Change in reclamation liabilities                             (1,073,206)               --                --
                                                               --------------    --------------    --------------
                                                                   (1,920,268)         (580,686)        3,522,003

Changes in non-cash working capital items
     Decrease in marketable securities                                     --            11,731            28,247
     (Increase) decrease in trade and other receivables              (216,761)          753,297        (2,916,402)
     Decrease (increase) in inventories                             9,211,253       (10,490,259)       (2,019,516)
     (Increase) decrease in other current assets                      (96,836)          (35,568)          242,053
     Decrease in liability for inventory purchases                         --                --        (5,050,000)
     (Decrease) increase in other accounts payable and
     accrued liabilities                                           (1,476,562)          370,773           799,976
     Decrease in due to related parties                                    --                --          (150,399)
                                                               --------------    --------------    --------------
     NET CASH PROVIDED BY (USED IN) OPERATIONS                      5,500,826        (9,970,712)       (5,544,038)
                                                               --------------    --------------    --------------

INVESTING ACTIVITIES
     Plant and equipment                                             (244,957)       (2,057,178)       (3,812,556)
     Mongolia mineral properties                                     (332,063)         (912,990)       (3,209,363)
     Proceeds from sale of surplus equipment                          627,211           322,660           102,310
     Collection of notes receivable                                     1,928             1,522         4,794,117
     Decrease (increase) in restricted marketable
     securities                                                       473,552        (1,044,166)         (355,020)
                                                               --------------    --------------    --------------
     NET CASH PROVIDED BY (USED IN) INVESTMENT
     ACTIVITIES                                                       525,671        (3,690,152)       (2,480,512)
                                                               --------------    --------------    --------------

FINANCING ACTIVITIES
     Stock purchased for retirement                                        --                --           (74,595)
     (Decrease) increase in notes payable                          (1,001,866)          980,166            62,639
     Increase in deferred credit                                           --         4,320,000                --
     Increase in deferred revenue                                   6,156,562         2,547,830           365,426
                                                               --------------    --------------    --------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                      5,154,696         7,847,996           353,470
                                                               --------------    --------------    --------------

Increase (decrease) in cash and cash equivalents                   11,181,193        (5,812,868)       (7,671,080)
Cash and cash equivalents, beginning of year                          469,407         6,282,275        13,953,355
                                                               --------------    --------------    --------------
CASH AND CASH EQUIVALENTS, END OF YEAR                         $   11,650,600    $      469,407    $    6,282,275
                                                               ==============    ==============    ==============


SUPPLEMENTARY CASH FLOW INFORMATION
Cash interest paid                                             $       53,641    $      113,523    $       29,515
Cash interest received                                         $      719,324    $      786,926    $    1,276,122

Non-cash investing and financing activities
Transfer of inventory to other asset                           $           --    $    4,248,875    $           --


The accompanying notes are an integral part of these financial statements

                   Notes to Consolidated Financial Statements
                        September 30, 2000, 1999 and 1998
                             (United States Dollars)

1. ORGANIZATION AND NATURE OF OPERATIONS

International Uranium Corporation and its subsidiaries (the "Company") is a company engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"), located near Blanding Utah. The Company also owns several uranium and uranium/vanadium mines and exploration properties that were placed on standby during the 1999 fiscal year. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to United States generally accepted accounting principles are disclosed in Note 16.

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium Alberta Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium
(USA) Corporation.

b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

d) Restricted cash and marketable securities

Restricted cash and marketable securities are valued at the lower of cost and market value.

e) Inventories

Ore stockpiles, which consist of uranium and vanadium bearing ores from the Company's mining operations; in-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost or net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost or net realizable value.

f) Properties, plant and equipment

Mineral properties and plant and equipment are recorded at the lower of cost and net realizable value. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Gains or losses from normal sales or retirements of assets are included in other income or expense.

g) Exploration properties

Mineral exploration costs are capitalized as incurred. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration and development expenditures will be amortized using the unit-of-production method over the estimated life of the ore body. If a project is unsuccessful, the mining property and the related exploration expenditures are written off.

h) Asset impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds recoverable amount. The recoverable amount is generally determined using estimated future cash flow analysis. Long-lived assets are considered impaired if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows include estimates of recoverable pounds of uranium and vanadium, based on historical mining and milling recoveries or pilot plant test work, uranium and vanadium prices (considering current and historical prices, price trends and related factors), estimates of future alternate feed processing opportunities and associated revenues, and production, capital and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

i) Environmental protection and reclamation costs

The estimated reclamation liabilities for the Mill, mines and any exploration properties requiring reclamation are based on the greater of the bonded amount for each property, as determined by applicable regulatory authorities, and an engineering estimate, performed by the Company, of the work required to reclaim the property.

Estimated future decommissioning and reclamation costs are based principally on existing legal and regulatory requirements. Such costs related to the Mill are accrued and charged over the expected operating life of the Mill using the straight-line method. Future reclamation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

j) Foreign currency translation

These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 5). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

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

k) Earnings per share

Earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the years ending September 30, 2000 and 1999 was 65,525,066 shares.

l) Revenue recognition

In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership. Sales of the Company's uranium long-term supply contracts are included in uranium sales.

Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreements.

Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

m) Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2000 presentation.

n) Share options

The Company has a share option plan which is described in Note 10. c). No compensation expense is recognized when share options are issued or re-priced at market value. Any consideration on exercise of share options is credited to share capital.

3. INVENTORIES

                           September 30, 2000   September 30, 1999
                           ------------------   ------------------
Vanadium Concentrates        $   837,869          $ 1,257,604
Uranium Concentrates                  --            8,583,323
Ore Stockpiles                        --              144,112
In Process                        20,450              569,499
Parts and Supplies             1,055,219            1,376,099
                             -----------          -----------
                             $ 1,913,538          $11,930,637
                             ===========          ===========

In the current year, the Company wrote-down the carrying value of its finished goods inventories to market value by $1,026,415. In the prior year, the Company recorded a write-down of $7,709,170 relating to its ore stockpiles and concentrate inventories.

4. PROPERTIES, PLANT AND EQUIPMENT

                                                        Accumulated
                                                       Depreciation,
                                                        Depletion,
                                                      Amoritization and   Sept. 30, 2000
                                        Cost             Write-Offs            Net
Mill Buildings and Equipment         $ 6,501,912        $ 2,345,244        $4,156,668
Other Machinery and Equipment          1,779,346            958,896           820,450
Mineral Properties                     7,616,865          7,616,865                --
                                     -----------        -----------        ----------
                                     $15,898,123        $10,921,005        $4,977,118
                                     ===========        ===========        ==========

                                                       Accumulated
                                                      Depreciation
                                                      Amortization
                                                       Depletion &      September 30,
                                       Cost            Write-offs         1999 Net
                                   -----------        ----------        ----------
Mill Buildings & Equipment         $ 6,438,203        $1,494,998        $4,943,205
Other Machinery & Equipment          2,645,798           798,376         1,847,422
Mineral Properties                   7,616,865         7,616,865                --
                                   -----------        ----------        ----------
                                   $16,700,866        $9,910,239        $6,790,627
                                   ===========        ==========        ==========

In fiscal 1999, the Company recorded a write-off of $7,039,958 relating to its U.S. mineral properties.

Under the terms of a Royalty Deed and subsequent amendments with certain Swiss utilities the Company has made advance royalty payments on certain United States mineral properties. During the period from January 1, 1998 through December 31, 2000 advance royalty payments of $250,000 were made each year. In June 2000, the Company entered into a Termination Agreement, which cancelled all interests and other rights granted to the Swiss utilities under the Royalty Deed and subsequent amendments.

5. MONGOLIA MINERAL PROPERTIES

Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds eight uranium exploration areas covering 3.2 million acres in central eastern Mongolia. The other parties to the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolian mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

In fiscal 2000, as a result of continued deterioration in uranium prices and the Company's decision to halt further exploration, the Company wrote-off its investment in the Venture.

6. RESTRICTED CASH AND MARKETABLE SECURITIES

Amounts represent cash and marketable securities the Company has placed on deposit to secure its reclamation bonds and certain other obligations (Notes 7 and 9).

                             September 30, 2000  September 30, 1999
                             ------------------  ------------------
Cash and Cash Equivalents        $1,170,504         $2,512,567
Fixed Income Securities           7,700,485          6,831,974
                                 ----------         ----------
                                 $8,870,989         $9,344,541
                                 ==========         ==========

7. OTHER ASSET

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with third party. The Company transferred 400,000 pounds U3O8 at a purchase price of $10.80 per pound U3O8 under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U3O8 at any one time within the period beginning October 1, 2001, and ending March 1, 2003. The transaction was accounted for as a deferred credit and the cost of the inventory was reclassified as an other asset. A bond (Note 6) secures a portion of the transaction.

In fiscal 2000, the Company wrote-down the carrying value of the other asset, and the offsetting deferred credit, to reflect the change in market value of the underlying inventory by a net $1,308,875.

8. NOTES PAYABLE

                         September 30, 2000   September 30, 1999
                         ------------------   ------------------
Wells Fargo Bank, NA        $       --            $  950,000
Other                           15,830                99,493
                            ----------            ----------
                            $   15,830            $1,049,493
                            ==========            ==========

During March 2000, the Company renewed its working capital loan agreement with Wells Fargo Bank, NA. The principal amount was reduced from $10 million to $5 million and the maturity date was extended from March 31, 2000 to March 31, 2001. This facility provides for advances based on receivable levels and uranium inventories provided certain financial covenants are maintained. The Company is in the process of renegotiating this facility.

9. PROVISIONS FOR RECLAMATION

Estimated future decommissioning and reclamation costs of the Mill and mining properties are based principally on legal and regulatory requirements. At September 30, 2000 and September 30, 1999, $12,192,494 and $13,265,700,
respectively, were accrued for reclamation costs. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as security for these liabilities and has deposited marketable securities on account of these obligations (Note 6).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

10. SHARE CAPITAL

         a) Authorized - unlimited number of common shares.

         b) Issued and outstanding


                  September 30, 2000  September 30, 1999   September 30, 1998
                  ------------------  ------------------   ------------------
Number Issued         65,525,066         65,525,066            65,525,066
Amount               $37,439,402        $37,439,402           $37,439,402
                     ===========        ===========           ===========

         c) Share options

The Company has adopted a share option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan generally have an exercise price of the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

Share option transactions were as follows:

                                          September 30, 2000            September 30, 1999             September 30, 1998
                                     ----------------------------- ------------------------------ ------------------------------
                                                      Weighted                       Weighted                      Weighted
                                                      Average                        Average                        Average
                                        Shares     Exercise Price     Shares      Exercise Price     Shares     Exercise Price
                                     ------------- --------------- -------------- --------------- ------------- ----------------
Outstanding, Beginning of Year         3,389,000     Cdn $1.03        2,814,000       Cdn $1.11      2,639,000      Cdn $1.11
Granted                                3,605,000     Cdn $0.24          900,000       Cdn $0.75        175,000      Cdn $1.11
Expired                               (2,714,000)    Cdn $1.10         (325,000)      Cdn $0.94             --             --
                                      ----------    ----------       ----------      ----------     ----------     ----------
Outstanding, End of Year               4,280,000     Cdn $0.32        3,389,000       Cdn $1.03      2,814,000      Cdn $1.11
                                      ==========    ==========       ==========      ==========     ==========     ==========

The outstanding options expire between January 2002 and May 2003 and have a weighted average remaining contractual life of 2.4 years.

11. INCOME TAXES

Non-capital loss carry forwards for Canadian tax purposes of approximately $903,000 begin to expire in 2004. For U.S. income tax purposes, loss carry forwards of approximately $4,500,000 begin to expire in 2015 unless utilized. The benefits of these amounts have not been reflected in these consolidated statements.

12. SEGMENTED INFORMATION

         a) Geographic information

                                      September 30, 2000   September 30, 1999   September 30, 1998
                                      ------------------   ------------------   ------------------
Revenue
     Canada                             $         --         $         --         $         --
     United States                        16,060,172           14,046,832           32,940,876
     Mongolia                                     --                   --                   --
                                        ------------         ------------         ------------
                                        $ 16,060,172         $ 14,046,832         $ 32,940,876
                                        ============         ============         ============
Net Loss
     Canada                             $   (267,297)        $   (463,753)        $   (608,062)
     United States                        (3,983,443)         (16,580,589)           2,235,975
     Mongolia                            (10,993,911)             (53,335)             (10,582)
                                        ------------         ------------         ------------
                                        $(15,244,651)        $(17,097,677)        $  1,617,331
                                        ============         ============         ============
Property, Plant & Equipment, net
     Canada                             $         --         $         --         $         --
     United States                         4,720,792            6,357,892           12,966,199
     Mongolia                                256,323              432,735              550,738
                                        ------------         ------------         ------------
                                        $  4,977,118         $  6,790,627         $ 13,516,937
                                        ============         ============         ============

         b) Major Customers

         The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 2000, a uranium customer accounted for 51% of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

13. RELATED PARTY TRANSACTIONS

         a) During the year ended September 30, 2000, the Company incurred legal fees of $16,606 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,017 as of September 30, 2000. Legal fees incurred with this law firm were $12,524 for the year ended September 30, 1999, and $50,197 for the year ended September 30, 1998.

         b) During the year ended September 30, 2000, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $94,108 were paid to this same company during the year ended September 30, 1999, and $99,383 for the year ended September 30, 1998.

         c) During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2001. The loan is secured by the officer's personal residence.

         d) Subsequent to the retirement of Mr. Earl E. Hoellen as President and Chief Executive officer of the Company, a company controlled by Mr. Hoellen, a director of the Company, earned a commission of $59,516 in connection with the sale by the Company of its uranium inventories and sales contracts.

14. CONTINGENCY

The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

15. FINANCIAL INSTRUMENTS

As at September 30, 2000 and 1999, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles and practices tat the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

                                                                               September 30         September 30
                                                                                   2000                 1999
                                                                               ------------         ------------
CONSOLIDATED BALANCE SHEETS

Mongolia mineral properties    Canadian basis                                  $         --         $ 10,484,299
                               Write-off of Mongolia Mineral Properties (a)              --           (4,802,289)
                               Exploration expenditures (b)                              --           (5,682,010)
                                                                               ------------         ------------
                               U.S. basis                                      $         --         $         --
                                                                               ============         ============

Notes payable                  Canadian Basis                                  $    200,088         $    202,016
                               Shareholder loan reclassification (c)           $   (200,000)        $   (200,000)
                                                                               ------------         ------------
                               U.S. basis                                      $         88         $      2,016
                                                                               ============         ============

Share capital                  Canadian basis                                  $ 37,439,402         $ 37,439,402
                               Shareholder loan reclassification (c)               (200,000)            (200,000)
                               Amalgamation (d)                                    (615,970)            (615,970)
                                                                               ------------         ------------
                               U.S. basis                                      $ 36,623,432         $ 36,623,432
                                                                               ============         ============

Retained earnings              Canadian basis                                  $(30,706,303)        $(15,461,652)
                               Write-off of Mongolia Mineral Properties (a)              --           (4,802,289)
                               Exploration expenditures (b)                              --           (5,682,010)
                               Goodwill (d)                                         615,970              615,970
                                                                               ------------         ------------
                               U.S. basis                                      $(30,090,333)        $(25,329,981)
                                                                               ============         ============

                                                                       September 30,        September 30,       September 30,
                                                                           2000                 1999                1998
                                                                       ------------         ------------         -----------
CONSOLIDATED STATEMENTS OF EARNINGS

Net (loss) income under Canadian GAAP                                  $(15,244,651)        $(17,097,677)        $ 1,617,331
Write-off of Mongolia
Mineral
     Properties                                                          10,963,248           (4,802,289)                 --
Write-off of mineral
properties                                                                       --            1,005,022                  --
Exploration expenditures                                                   (332,063)            (912,990)         (3,997,447)
Capitalized depreciation                                                   (145,886)             (70,377)                 --
Goodwill                                                                         --              572,439              30,804
                                                                       ------------         ------------         -----------
Net loss under U.S. GAAP                                               $ (4,759,352)        $(21,305,872)        $(2,349,312)
                                                                       ------------         ------------         -----------
Basic/diluted net loss per share, U.S. GAAP                            $      (0.07)        $      (0.33)              (0.04)
                                                                       ------------         ------------         -----------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in) operations under Canadian GAAP              $  5,500,826         $ (9,970,712)        $(5,544,038)
Exploration expenditures                                                   (332,063)            (912,990)         (3,997,447)
                                                                       ------------         ------------         -----------
Cash provided by (used in) operations under U.S. GAAP                  $  5,168,763         $(10,883,702)        $(9,541,485)
                                                                       ------------         ------------         -----------


Cash provided by (used in) investing activities under
   Canadian GAAP                                                       $    525,671         $ (3,690,152)        $(2,480,512)
Exploration expenditures                                                    332,063              912,990           3,997,447
                                                                       ------------         ------------         -----------
Cash provided by (used in) investing activities under U.S. GAAP        $    857,734         $ (2,777,162)        $ 1,516,935
                                                                       ------------         ------------         -----------

a) Under Canadian GAAP, the Company determined that the carrying amount of its Mongolian mineral properties was not impaired at September 30, 1999, based on an estimated resource of approximately 22.5 million pounds of uranium. U.S. GAAP and SEC rules requires the impairment analysis to be based on proven or probable reserves, therefore the carrying amount of the Mongolian mineral properties have been written off for U.S. GAAP purposes.

b) Under Canadian GAAP, the Company defers the property holding costs and ongoing exploration state and carries these as assets until the results of the exploration projects are known. If a project is successful, the costs of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If the Project is unsuccessful, the mining property and the related exploration expenditures net of any recoveries on disposition of the properties or related assets, are written off. Under U.S. GAAP, these costs are expensed as incurred.

c) SEC practices require shareholder loans to be classified as a deduction from shareholders' equity.

d) Under Canadian GAAP the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded as fair value, except that no good will or other intangibles would be recorded. The good will recorded under Canadian GAP has been applied to reduce the share capital of the Company under U.S. GAAP.

e)   Under U.S. GAAP, comprehensive loss consist of net loss only.

f) Under U.S. GAAP, the sub-total before changes in noncash working capital items in the consolidated statements of cash flow would be deleted.

g) Under U.S. GAAP, write-offs of mineral properties and goodwill and decreases in reclamation obligations would be included in operating (loss) income in the consolidated statements of operations and (deficit) retained earnings.

h) The Canadian Institute of Chartered Accountants recently issued Sections 3461 - Employee Future Benefits, and 3465 - Income Taxes, both of which are effective for fiscal years beginning on or after January 1, 2000 and
     Section 3500 - Earnings Per Share which is effective for fiscal years beginning on or after January 1, 2001. The Financial Accounting Standards Board recently issued FAS 133 on Accounting for Derivative Instruments on Hedging Activities which is effective for fiscal years beginning after June 15, 2000. The impact of the adoption of these standards is not expected to be material

                                INDEX TO EXHIBITS

Exhibit Number              Description
1.1            Company's Corporate Structure Chart