Form 20-F/A
period 1999-09-30
INTERNATIONAL URANIUM CORP
filed 2001-06-25
CIK 1063259

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

                        For the transition period from           to
                                                       ---------

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

YES [X]   NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17 [X]   ITEM 18  [ ]

The Registrant has filed a notification of Late Filing on Form 12b-25 regarding the financial statement footnote entitled "Differences Between Canadian and United States Accounting Principles and Practices" which is not currently included in this filing.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 1 - Description of Business", "Item 2 - Description of Property", "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 9A - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".


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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U(3)O(8) with a record high of 42 million pounds U(3)O(8) in 1995 followed by a low, over the period, to 11 million pounds U(3)O(8) in 1998. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following three years largely contributed to a relatively steady drop in prices to $9.60 in December 1999. Prices remain depressed as a result of weak demand and are currently around $9.50.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V(2)O(5). The White Mesa Mill is capable of producing three products, ammonium metavanadate ("AMV") and vanadium product liquor ("VPL"), both intermediate products, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V(2)O(5)"). The majority of sales are as V(2)O(5), with AMV and VPL historically produced and sold on a request basis only.

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

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices then declined to $2.80 per pound due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim. At the end of 1999 prices fell to $1.50 per pound V(2)O(5) with many experts predicting that prices would remain in this depressed state for an extended period of time.

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

The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November, 1999.

Due principally to the lack of success of the Registrant's purchased ore program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of ore, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Registrant's mines and independent mines. All of the ore was shipped to the White Mesa Mill, and the Registrant commenced the milling of this ore during June. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries during this production run. Nevertheless, as of September 30, 1999, approximately 72,750 tons of ore had been fed to the Mill, leaving approximately 14,500 tons in stockpile, which was milled during October and early November of 1999. During the Mill run, the Registrant did successfully recover approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium.

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

EXPLORATION AND DEVELOPMENT

In the area of exploration and property development, the Registrant did not undertake any exploration activities in 1999. The Registrant's 70% owned Gurvan-Saihan Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources during the field seasons of 1997 and 1998, was placed on standby in early fiscal 2000. The two field camps in the Hairhan and Haraat regions are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. The Registrant considers the Mongolian Joint Venture to be a valuable asset and is discussing with other investors and interested parties the potential for their participation in the Joint Venture. See "Mongolia Property."

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

MARKETING

Despite the weak uranium market, the Registrant was an active seller of U(3)0(8) in fiscal 1999. The Registrant delivered over 1.1 million pounds of uranium to six customers generating $9,758,317 of revenues; Sixteen (16) percent of the material sold was produced by the Registrant from its alternate feed processing. The remaining 84% was purchased; therefore, the Registrant was able to take advantage of the low market prices to fill existing contracts at a profit.

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

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings are affected by the long- and short-term market price of U(3)O(8) and V(2)O(5). Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the former CIS and Australia.

During fiscal year 1999, U(3)O(8) prices started at $9.75 per pound U(3)O(8) in September 1998, rose to $10.85 in March, then declined to $9.75 per pound in September 1999. The spot market value of vanadium, however, suffered a tremendous decline. V(2)O(5) prices were $5.37 per pound V(2)O(5) in September 1998, and then declined during the remainder of the fiscal year to $1.84 per pound in September 1999. Uranium prices have continued to drift downward to $9.30 per pound in March 2000, while vanadium prices have recovered slightly to approximately $2.25 per pound.

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

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with leaking seams in the liner for Cell No. 4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 to $3.0 million for this purpose. After Cell No. 4A is relined, approximately 1,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The environmental assessment for the Mill permits that a total of another three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of 12 years of operation at 2,000 tons per day, 260 operating days a year.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings cell 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000 - $3,000,000. However, it is not expected that this capital expenditure will be required during fiscal 2000.

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
                                                              ==========


On February 10, 2000 the NRC issued amendment No. 13 to the Mill license which reduced the current surety from $11,469,859 to the amount shown above of $9,682,467.

SEQUENTIAL RECLAMATION

Under the Mill's NRC permit, the Mill is only allowed to have two tailings cells open at any one time. Prior to depositing tailings into Cell No. 4A, the Registrant is required to close tailings Cell No. 2 The Registrant also intends to commence reclamation of Cell No. 2 for approximately $1,675,000. The result is that the total cost of reclamation at any one time, and hence the amount of the bond required, is not expected to increase as Cell No. 4A is brought into use.

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


                           SUMMARY OF MINERAL DEPOSITS

The following is a summary of the Registrant's estimates of the uranium and vanadium contained in mineral deposits on the Registrant's various properties, as of March 31, 2000:

--------------------------------------------------------------------------------
                           MILLION LBS U(3)O(8)          MILLION LBS V(2)O(5)
--------------------------------------------------------------------------------
                         MINERAL        POTENTIAL       MINERAL       POTENTIAL
                         DEPOSITS        MINERAL        DEPOSITS       MINERAL
                                        DEPOSITS                      DEPOSITS
--------------------------------------------------------------------------------
ARIZONA STRIP                --             36             --             --
(conventional mining)
--------------------------------------------------------------------------------
ARIZONA 1 MINE              1.0             --             --             --
(standby)
--------------------------------------------------------------------------------
CANYON MINE                 2.0            1.0             --             --
(partially developed)
--------------------------------------------------------------------------------
PINENUT MINE                0.9             --             --             --
(standby)
--------------------------------------------------------------------------------
COLORADO PLATEAU            8.9            4.5           48.1           26.2
(conventional mining)
--------------------------------------------------------------------------------
BULLFROG PROJECT           12.9            7.0             --             --
(conventional mining)
--------------------------------------------------------------------------------
RENO CREEK                  5.9            3.0             --             --
(in situ mining)
--------------------------------------------------------------------------------
DEWEY BURDOCK (in           6.2            0.3             --             --
situ mining)
--------------------------------------------------------------------------------
GURVAN SAIHAN JV (in       22.6            100             --             --
situ mining)
--------------------------------------------------------------------------------
TOTALS                     60.4          151.8           48.1           26.2
--------------------------------------------------------------------------------


The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District until mid-1999. This mining activity consumed approximately 0.5 million lbs of U(3)O(8) and 3.2 million lbs of V(2)O(5) mineral deposits. In mid-June, 1999, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Registrant has also written-off the carrying value of its U.S. mineral properties for the same reason. Accordingly, none of the Registrant's U.S. mining properties should be considered minable at this time; hence none of the above deposits should be considered "reserves," but should be classified as "mineral deposits."

In addition, in order to reduce property holding costs, the Registrant is in the process of attempting to sell its U.S. mineral properties, and to selectively drop many of those mineral properties that cannot be sold. Since the beginning of fiscal 1999 and up to March 31, 2000, the Registrant has dropped properties containing approximately 1.9 million lbs U(3)O(8) estimated to be contained in mineral deposits, 0.5 million lbs U(3)O(8) estimated to be contained in potential mineral deposits, 10.7 million lbs V(2)O(5) estimated to be contained in mineral deposits and 2.8 million lbs V(2)O(5) estimated to be contained in potential mineral deposits from the Colorado Plateau District; approximately 3 million lbs of U(3)O(8) estimated to be contained in potential mineral deposits from the Arizona Strip District; approximately 1.6 million lbs of U(3)O(8) estimated to be contained in mineral deposits and 2 million lbs of U(3)O(8) estimated to be contained in potential mineral deposits from the Reno Creek Project; and approximately 0.4 million lbs U(3)O(8) estimated to be contained in mineral deposits and 0.9 million lbs potential U(3)O(8) estimated to be contained in potential mineral deposits from the Dewey Burdock Project. The Registrant intends to continue to selectively drop mineral properties that cannot be sold, in order to reduce holding costs.


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

Due to the shutdown of mining operations on the Colorado Plateau, the Registrant closed its field office in Dove Creek Colorado during the period July to November, 1999.

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

Due to the shutdown of mining activities and the Registrant's initiatives to reduce the holding costs of its U.S. mineral properties, the Registrant has closed its field office in Fredonia Arizona effective March 31, 2000.

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

OPERATIONS

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which are currently on standby. The Arizona Strip properties are estimated to contain approximately 3.9 million pounds of U(3)O(8) from mineral deposits and an additional 37 million pounds of U(3)O(8) from potential mineral deposits.

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

Due to the weak uranium market, the Registrant has suspended all licensing work on its Reno Creek property and portions of the Reno Creek property were dropped in fiscal 1999. As of March 31, 2000 the Registrant estimates remaining mineral deposits to contain approximately 5.9 million lbs U(3)O(8), plus remaining potential mineral deposits to contain 3 million pounds of U(3)O(8). The Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.

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

Portions of the Dewey Burdock property were dropped in 1999. The remaining mineral deposits are estimated by the Registrant as of March 31, 2000 to contain approximately 6.2 million lbs U(3)O(8), plus remaining potential mineral deposits are estimated to contain an additional 0.3 million lbs of U(3)O(8). The Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.


                                MONGOLIA PROPERTY

OVERVIEW AND PROJECT STATUS

The Registrant owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds significant uranium exploration and mineral deposit properties in Mongolia.

Due to depressed commodity prices, the Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources during the field seasons of 1997 and 1998, was placed on standby in early fiscal 2000. The two field camps, in the Hairhan and Haraat regions, are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Reclamation and remediation costs for these activities are the responsibility of the Joint Venture itself, are not expected to be significant and will be funded through the sale of surplus Joint Venture equipment and assets. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. Although the registrant has currently placed this project on standby, the Registrant considers the Mongolian Joint Venture to be a valuable longer term asset, due to the vast potential for the Mongolian property and the successes to date. The Registrant is discussing with other investors and interested parties the potential for their participation in the Joint Venture in order to further exploration on this project in the nearer term.

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

Mongolia's climate is harsh, with temperatures ranging between -15(degrees) and -45(degrees) C (-5(degrees) and -50(degrees) F) in winter and 10(degrees) and 45(degrees) C (50(degrees) and 115(degrees) F) in summer. Winters are dry, and summer rainfall seldom exceeds 380 millimeters in the mountains and 125 millimeters in the desert.

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


                          DRILLING ACTIVITIES IN METERS

---------------------------------------------------------------------
  DEPRESSION
    AREA             1994      1996       1997       1998      TOTAL
---------------------------------------------------------------------
Choir               8,439     25,699     18,816         --     52,954
---------------------------------------------------------------------
Hairhan                --      1,014     32,426     33,058     66,498
---------------------------------------------------------------------
Gurvan Saihan          --      3,495         --         --      3,495
---------------------------------------------------------------------
Ulziit                 --         --      4,179     16,900     21,079
---------------------------------------------------------------------
Undurshil              --         --         --      2,360      2,360
---------------------------------------------------------------------
New Properties         --         --         --        672        672
---------------------------------------------------------------------
Total:              8,439     30,208     55,421     52,990    147,058
---------------------------------------------------------------------

GEOLOGY

Uranium exploration is focused on large depression areas filled with Cretaceous sediments and flanked by Proterozoic schists, gneisses and limestones as well as Permian acid volcanics, Palaeozoic granites and Mesozoic leucogranites and volcanics. The Lower Cretaceous, which is up to 1,500 meters thick, is comprised of two facies: (1) low-sorted gravels, conglomerates and sandstones, and (2) lake sediments (clays, argillaceous sandstones) and brown coals. The Upper Cretaceous is five to 40 meters thick, consists largely of sand and gravel formations cemented by limonite-goethite, and is confined to small areas near the centers and margins of the major depressions. The dips are flat, but may steepen to 5(degrees) to 10(degrees) near margins. There is some block faulting, and dips may increase to 70(degrees) to 80(degrees) against faults.

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

      AREA           GRADE (%U(3)O(8))   POUNDS U(3)O(8)      THICKNESS(ft)
      ----           -----------------   ---------------      -------------
BELOW WATER TABLE

Haraat N-1 & N-2           0.046            2,787,000             26.7
Shar Oortsog               0.018            2,146,000              9.9
Haraat West                0.025            1,089,000              9.2
Haraat East                0.030              375,000              4.7
                           -----           ----------
   Subtotal                0.027            6,397,000

ABOVE WATER TABLE

Haraat N-1 & N-2           0.025           16,084,000             19.8
Shar Oortsog               0.025            6,983,000              7.1
Haraat West                0.018            1,641,000             10.2
Haraat East                0.026            9,600,000             10.6
                           -----           ----------
   Subtotal                0.024           34,308,000

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

Proven and probable mineral deposits have been calculated as of the end of 1998 at 0.024% U(3)O(8) cutoff for the area of detail drilling at Hairhan:

                                                AVERAGE GT
 ZONE      THICKNESS(ft)    GRADE (%U(3)O(8))     (ft. %)       POUNDS U(3)O(8)
------     -------------    -----------------   ----------      ---------------
f2              15.1              0.078             1.18             994,000
f5.25           33.8              0.061             2.05           4,876,000
f7.5            26.2              0.114             3.00           4,777,000
f8.5            22.3              0.097             2.17           2,077,000
f12             39.1              0.072             2.81           2,361,000
f18-fM          16.2              0.106             1.72           1,103,000
------          ----              -----             ----          ----------
Total           27.1              0.084             2.27          16,188,000

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

The total amount of the estimated reclamation liability is approximately $13.3 million with restricted cash and marketable securities of approximately $8.3 million securing the liability, as of September 30, 1999. As a result of the reduction in the Mill bond discussed under the heading White Mesa Mill Closure Costs above, this amount was reduced to approximately $11.8 million as of February 10, 2000. All of the Registrant's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $11.5 million as of September 30, 1999 ($9.7 million as at February 10, 2000). The Registrant has posted a reclamation bond to the NRC for this amount.

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


ITEM 3.  LEGAL PROCEEDINGS

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. See "Alternate Feed Processing." On July 23, 1998, the NRC issued an amendment to the Registrant's Mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of 11e.(2) uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the Atomic Safety and Licensing Board ("ASLB") for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the ASLB Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the full Commission of the NRC on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the full Commission of the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivira appeal. Envirocare also appealed to the United States Court of Appeals for the District of Columbia the decision of the full Commission of the NRC denying Envirocare standing on the Ashland 2 matter. This appeal and the Quivira appeal referred to above were joined as an appeal. On October 22, 1999, the Court of

Appeals dismissed Envirocare's appeal, confirming the NRC's decision denying Envirocare standing in these matters.

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

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

            PERIOD           HIGH          LOW         VOLUME
            ------           ----          ---         ------
                            (CDN $)      (CDN $)
May-June 1997                1.50         1.00       16,785,754
July-September 1997          1.32         0.96       10,353,679
October-December 1997        1.45         0.84        7,910,042
January-March 1998           1.40         0.92        4,192,792
April-June 1998              1.08         0.50       19,140,463
July-September 1998          0.57         0.38        8,669,927
October-December 1998        0.59         0.38        9,520,910
January-March 1999           0.72         0.44        4,522,095
April-June 1999              0.53         0.26        2,280,235
July-September 1999          0.37         0.22        3,226,428
October-December 1999        0.32         0.19        2,760,819
January-March 24, 2000       0.28         0.13        4,490,600

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


CURRENCY TRANSLATIONS

As the Registrant's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/98, 3/31/99, 6/30/99, 9/30/99 and December 31, 1999:


YEAR      AVERAGE        LOW - HIGH        SEPTEMBER 30
----      -------        ----------        ------------
1995       0.7275      0.7023 - 0.7478        0.7438
1996       0.7329      0.7235 - 0.7513        0.7301
1997       0.7221      0.6947 - 0.7483        0.7236
1998       0.6898      0.6321 - 0.7292        0.6533
1999       0.6681      0.6423 - 0.6912        0.6812


CALENDAR QUARTER ENDED       AVERAGE      LOW - HIGH       LAST DAY OF QUARTER
----------------------       -------      ----------       -------------------
      12/31/98               0.6485     0.6423 - 0.6579          0.6535
      03/31/99               0.6614     0.6551 - 0.6700          0.6628
      06/30/99               0.6793     0.6649 - 0.6912          0.6789
      09/30/99               0.6727     0.6611 - 0.6842          0.6812
      12/31/99               0.6795     0.6691 - 0.6924          0.6924

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

The Registrant is subject to the Investment Canada Act. Under the Investment Canada Act, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review requirements by Investment Canada, a governmental agency, and where review is required, will not be allowed unless they are found likely to be of net benefit to Canada. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company shall be deemed to be "control".

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

FOREIGN INVESTMENT REGISTRANT

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

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


ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Registrant for the periods ended September 30, 1999, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Registrant and its subsidiaries. All amounts stated are in United States dollars:

--------------------------------------------------------------------------------------------------------
                                                                                         PERIOD FROM
                                                                                        INCORPORATION
                                        FISCAL YEAR ENDED       FISCAL YEAR ENDED       OCT. 3, 1996,
                                        SEPTEMBER 30, 1999     SEPTEMBER 30, 1998      TO SEPT. 30, 1997
--------------------------------------------------------------------------------------------------------
Revenues                                   $ 14,046,832           $ 32,940,876            $    523,865
--------------------------------------------------------------------------------------------------------
Net Income (loss)
- Canadian GAAP                            $(17,097,677)          $  1,617,331            $     18,694
- US GAAP                                  $(21,290,100)          $(2,349,312)            $ (1,674,797)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Net Income (loss) per equity share
- Canadian GAAP                            $       (.26)          $       .02             $         --
- US GAAP                                  $       (.32)          $      (.04)            $      (.04)
--------------------------------------------------------------------------------------------------------
Total assets
- Canadian GAAP                            $ 45,891,809           $ 54,770,714            $ 57,200,339
- US GAAP                                  $ 35,223,282           $ 48,494,610            $ 54,890,878
--------------------------------------------------------------------------------------------------------
Total liabilities
- Canadian GAAP                            $ 23,914,059           $ 15,695,287            $ 19,667,648
- US GAAP                                  $ 23,914,059           $ 15,695,287            $ 19,667,648
--------------------------------------------------------------------------------------------------------
Cash Dividends                             $         --           $         --            $         --
--------------------------------------------------------------------------------------------------------

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

RESULTS OF OPERATIONS

For the year ended September 30, 1999, International Uranium Corporation ("the Registrant") incurred a net loss of $17,097,677, compared to a net profit of $1,617,331 and $18,694 for the year ended September 30, 1998 and the period ended 1997. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U3O8. The vanadium market saw prices plunge dramatically from $5.37 per pound V2O5 at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Registrant to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Registrant reducing the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Registrant also wrote-off the remaining unamortized portion of goodwill in the amount of $541,641.

During the year, the Registrant had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium ("U3O8") and $4,288,515 (31%) was derived from the Registrant's process milling of alternate feeds. In addition, the Registrant delivered 400,000 pounds U3O8 at a purchase price of $10.80 per pound to a customer under a deferred sales arrangement. This agreement grants the purchaser the option to put the U308 back to the Registrant at a price of $10.55 per pound U308 at any one time during the period of October 1, 2001 to March 1, 2003. The transaction was accounted for as a deferred credit of $4,320,000 and the cost of inventory of $4,248,875 was reclassified as an other asset. If and when the put option is exercised, these amounts will be reclassified as revenues and cost of sales, respectively.

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

The Registrant continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November, 1999. The Registrant has also completely written-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of ore, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from company and independent mines. All of the ore was shipped to the White Mesa Mill (the "Mill") and the Registrant commenced the milling of this ore during June. As of September 30, 1999, approximately 72,750 tons of ore had been fed to the mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

During fiscal 1999 the process of shutting down the Registrant's Dove Creek field office was commenced. All labor and disbursements incurred during fiscal 1999 in the process of shutting down the Dove Creek office were expensed as Selling, General and Administrative as incurred. There were no severance, shut down or reclamation obligations associated with the shut down of the Dove Creek office; therefore, no additional costs were required to be accrued at fiscal year end. Also, in February, 2000 the Registrant commenced actively seeking potential purchasers for its U.S. mining properties and taking other steps, such as dropping nonessential property holdings and reducing mining staff, to minimize its holding costs for mining properties. No properties were sold during fiscal 1999 and no severance obligations were outstanding at year end. Sales of mining equipment began in June 1999 and continued through October 2000. Proceeds from the sale of surplus mining equipment were $322,660 for fiscal 1999, resulting in a gain of $168,141. As the expected net realizable value of the Registrant's mining equipment was equal or greater than its book value, no change in classification of mining equipment was made as a result of the decision to sell the equipment.

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

The Gurvan-Saihan Joint Venture, the Registrant's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated over 22 million pounds of proven and probable resources for this program. Total cash expenditures by the Registrant relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998 and $1,191,525 in 1997. Due to depressed commodity prices, the Joint Venture was placed on standby in early fiscal 2000.

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

Trade and other receivables remained relatively flat at $2,226,303 at the end of the fiscal year compared to $2,979,600 at the end of fiscal 1998, despite the significant decline in revenues from $32.9 million in 1998 to $14 million in 1999. This was due mainly to the fact that revenues for 1998 included some large uranium sales and alternate feed contracts that were concluded and fully paid prior to year end. The Registrant's credit policy, generally payment in full within 30 days after receipt, remains the same.

Expenditures for property, plant and equipment totaled $2,057,178 in 1999, compared to $3,812,556 during 1998 and $2,679,149 in 1997. The majority of these expenditures represent improvements and circuit modifications at the Mill to allow for more efficient ore and alternate feed processing. Investments in the Gurvan-Saihan Joint Venture totaled $983,367 in 1999.

The Registrant is projecting only minor expenditures during fiscal year 2000 for property, plant and equipment, and expenditures on the Mongolia mineral properties are projected to be only $327,000. No significant capital expenditures are anticipated for the Mill during fiscal 2000.

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

The Registrant has also posted bonds securing these liabilities and has deposited restricted cash and marketable securities on account of these obligations. The amount of the restricted cash and marketable securities collateralizing the Registrant's reclamation obligation was $8,344,541 at September 30, 1999.

The Registrant has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant. See "Legal Proceedings".

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

REGULATORY CHALLENGES

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Certain of the Mill's license amendments have been challenged by various third parties in the past, although none of such challenges have been successful to date. The Registrant intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Registrant does not ultimately prevail in any such actions and any appeals therefrom, the Registrant's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Registrant.

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


ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 31, 2000, are as follows:


-----------------------------------------------------------------------------------------------------------------------
 NAME AND MUNICIPALITY                                                                                           FIRST
      OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION                   ELECTED
------------------------------------------------------------------------------------------------------------------------
LUNDIN, LUKAS H.(1)         Chairman of the Board and Director    Chairman of the Board of the Registrant;         May
Vancouver, Canada                                                 Director and Officer of a number of             1997
                                                                  publicly-traded natural resource companies.
------------------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.            President, Chief Executive            President and Chief Executive Officer of the     May
Denver, USA                 Officer and Director                  Registrant.                                     1997
------------------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.        Vice President, General Counsel,      Vice President, General Counsel and              May
Denver, USA                 Corporate Secretary and Director      Corporate Secretary of the Registrant.          1997
------------------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.              Director                              Lawyer, partner, Cassels Brock &                 May
Toronto, Canada                                                   Blackwell, Barristers and Solicitors            1997
------------------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J.F.    Director                              Chairman of Northern Securities, Inc.            May
Toronto, Canada                                                                                                   1997
------------------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.            Director                              Self-employed businessman.                       May
Vancouver, Canada                                                                                                 1997
------------------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.(1)         Director                              Director and Officer of a number of              May
Geneva, Switzerland                                               publicly-traded natural resource companies.     1997
------------------------------------------------------------------------------------------------------------------------
HOCHSTEIN, RON F.           Vice President, Chief Operating       Vice President and Chief Operating             October
Denver, USA                 Officer                               Officer of the Registrant                       1999
------------------------------------------------------------------------------------------------------------------------
TOWNLEY, RICK L.            Vice President, Treasurer and         Vice President Finance, Chief                   July
Denver, USA                 Chief Financial Officer               Financial Officer of the Registrant             1999
------------------------------------------------------------------------------------------------------------------------

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

SUMMARY COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Registrant for the year ended September 30, 1999:


                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999

-------------------------------------------------------------------------------------------
                                                         OTHER ANNUAL      SECURITIES UNDER
   NAME AND PRINCIPAL                                    COMPENSATION       OPTIONS GRANTED
        POSITION             SALARY(1)        BONUS          (US$)               (#)
-------------------------------------------------------------------------------------------
Earl E. Hoellen
President and Chief
Executive Officer           $180,000           Nil         $2,500(7)            375,000
-------------------------------------------------------------------------------------------
David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(2)                $152,100(3)        Nil         $9,000(4)            200,000
-------------------------------------------------------------------------------------------
Harold R. Roberts
Vice President,
Operations(8)               $140,000           Nil         $2,525(7)             75,000
-------------------------------------------------------------------------------------------
Rick L. Townley,
Vice President, Finance
and Chief Financial
Officer(6)                  $105,000           Nil         $2,025(7)                Nil
-------------------------------------------------------------------------------------------
Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer(5)                  $ 93,149(5)        Nil         $1,042(5)            125,000
-------------------------------------------------------------------------------------------


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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 31, 2000:

-------------------------------------------------------------------------------------------------------
                                  NUMBER OF
       CLASS OF                 COMMON SHARES                       OPTION PRICE          OPTION
      OPTIONEES                 UNDER OPTION     DATE OF GRANT         (CDN $)           EXPIRY DATE
-------------------------------------------------------------------------------------------------------
Executive officers and            1,375,000        May 9, 1997          1.25             May 8, 2000
directors as a group                100,000*       May 9, 1997          0.75             May 8, 2000
                                    250,000       July 1, 1997          1.25            June 30, 2000
                                    575,000     January 14, 1999        0.75           January 13, 2002
                                    250,000     October 11, 1999        0.75           October 10, 2002
                                  ---------
Total:                            2,550,000
-------------------------------------------------------------------------------------------------------
                                    654,000*        May 9, 1997         0.75             May 8, 2000
All option holders as a           1,375,000         May 9, 1997         1.25             May 8, 2000
group (including                    250,000        July 1, 1997         1.25             May 8, 2000
executive directors)                 50,000*      March 20, 1998        0.75            March 8, 2001
                                    700,000     January 14, 1999        0.75           January 13, 2002
                                    250,000     October 11, 1999        0.75           October 10, 2002
                                  ---------
Total:                            3,279,000
-------------------------------------------------------------------------------------------------------


  * Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 31, 2000

----------------------------------------------------------------------------------------------
                             NUMBER OF
  EXECUTIVE OFFICER         COMMON SHARES                      OPTION PRICE      OPTION EXPIRY
  AND DIRECTORS             UNDER OPTION      DATE OF GRANT       (CDN $)             DATE
----------------------------------------------------------------------------------------------
Earl E. Hoellen              1,000,000          May 9, 1997        1.25            May 8, 2000
                               375,000     January 14, 1999        0.75       January 13, 2002
----------------------------------------------------------------------------------------------
David C. Frydenlund            250,000          May 9, 1997        1.25            May 8, 2000
                               250,000         July 1, 1997        1.25          June 30, 2000
                               200,000     January 14, 1999        0.75       January 13, 2002
----------------------------------------------------------------------------------------------
Adolf H. Lundin                 25,000          May 9, 1997        1.25            May 8, 2000
----------------------------------------------------------------------------------------------
Lukas H. Lundin                 25,000          May 9, 1997        1.25            May 8, 2000
----------------------------------------------------------------------------------------------
William A. Rand                 25,000          May 9, 1997        1.25            May 8, 2000
----------------------------------------------------------------------------------------------
John H. Craig                   25,000          May 9, 1997        1.25            May 8, 2000
----------------------------------------------------------------------------------------------
Christopher J.F. Harrop         25,000          May 9, 1997        1.25            May 8, 2000
----------------------------------------------------------------------------------------------
Rick L. Townley                100,000          May 9, 1997        0.75            May 8, 2000
----------------------------------------------------------------------------------------------
Ron F. Hochstein               250,000     October 11, 1999        0.75       October 10, 2002
----------------------------------------------------------------------------------------------
TOTAL:                       2,550,000
----------------------------------------------------------------------------------------------


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

During the year ended September 30, 1999 the Registrant incurred legal fees of $12,524 to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the year ended September 30, 1999, the Registrant paid management and administrative service fees of $94,108 to a company owned by the Chairman of the Registrant, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Registrant continues to pay monthly fees of Cdn $12,840 to this service company.

During the period ended September 30, 1997, the Registrant loaned $200,000 to David C. Frydenlund, an officer and a director of the Registrant, in order to facilitate relocation to the Registrant's headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2000. The loan is secured by the officer's personal residence.


                                     PART II


ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual
         Report:

                                                                            Page
                                                                            ----
Index to Consolidated Financial Statements ..............................    F-i
Auditors' Report to the Directors .......................................    F-1
Consolidated Balance Sheets at September 30, 1999 and 1998 ..............    F-2
Consolidated Statements of Operations and (Deficit) Retained Earnings
   For the Years Ended September 30, 1999 and 1998 and Period
   from October 3, 1996 to September 30, 1997 ...........................    F-3
Consolidated Statements of Cash Flow for the Years Ended
   September 30, 1999 and 1998 and Period
   from October 3, 1996 to September 30, 1997 ...........................    F-4
Notes to the Consolidated Financial Statements ..........................    F-5

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


INTERNATIONAL URANIUM CORPORATION



By: /s/ David C. Frydenlund
    -------------------------------------------------------
    David C. Frydenlund, Vice President and General Counsel

Dated: June 22, 2001
       -------------

                        INTERNATIONAL URANIUM CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Auditors' Report to the Directors ....................................    F-1

Consolidated Balance Sheets at September 30, 1999 and 1998 ...........    F-2

Consolidated Statements of Operations and Retained Earnings
   For Periods Ended September 30, 1999, 1998 and 1997 ...............    F-3

Consolidated Statements of Cash Flow for the Periods Ended
   September 30, 1999, 1998 and 1997 .................................    F-4

Notes to the Consolidated Financial Statements .......................    F-5

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 1999, and 1998 and the consolidated statements of operations and (deficit) retained earnings, and cash flow for the years ended September 30, 1999 and 1998 and for the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and 1998 and the results of its operations and cash flow for the years ended September 30,1999 and 1998 and for the period ended September 30, 1997, in accordance with generally accepted accounting principles in Canada.


                                        PricewaterhouseCoopers LLP
                                        Chartered Accountants
                                        Vancouver, Canada
                                        November 25, 1999

                        INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)



                                                       SEPTEMBER 30,     SEPTEMBER 30,
                                                          1999              1998
                                                       ------------      ------------
ASSETS
Current assets:
Cash and cash equivalents                              $    469,407      $  6,282,275
Marketable securities                                            --            11,731
Trade and other receivables                               2,226,303         2,979,600
Inventories (Note 3)                                     11,930,637        12,481,713
Favorable uranium sales contracts (Note 4)                       --           729,730
Prepaid expenses and other                                  191,425           188,532
                                                       ------------      ------------
                                                         14,817,772        22,673,581

Properties, plant and equipment, net (Note 5)             6,790,627        13,516,937
Mongolia mineral properties (Note 6)                     10,484,299         9,500,932
Notes receivable                                            202,016           203,538
Restricted cash and marketable securities (Note 7)        9,344,541         8,300,375
Other asset (Note 8)                                      4,248,875                --
Goodwill and other, net                                       3,679           575,351
                                                       ------------      ------------
                                                       $ 45,891,809      $ 54,770,714
                                                       ============      ============

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities               $  2,132,614      $  1,761,841
Notes payable (Note 9)                                    1,049,493            37,963
Deferred revenue                                                 --           575,611
                                                       ------------      ------------
                                                          3,182,107         2,375,415

Notes payable, net of current portion                        22,811            54,172
Reclamation obligations (Note 10)                        13,265,700        13,265,700
Deferred revenue                                          3,123,441                --
Deferred credit (Note 8)                                  4,320,000                --
                                                       ------------      ------------
                                                         23,914,059        15,695,287
                                                       ------------      ------------

SHAREHOLDERS' EQUITY
Share capital (Note 11)                                  37,439,402        37,439,402
(Deficit) retained earnings                             (15,461,652)        1,636,025
                                                       ------------      ------------
                                                         21,977,750        39,075,427
                                                       ------------      ------------
                                                       $ 45,891,809      $ 54,770,714
                                                       ============      ============

                        INTERNATIONAL URANIUM CORPORATION
      CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS
                            (UNITED STATES DOLLARS)


                                                                                              PERIOD FROM
                                                          YEAR ENDED        YEAR ENDED       INCORPORATION
                                                         SEPTEMBER 30,     SEPTEMBER 30,   ON OCTOBER 3, 1996
                                                             1999              1998       TO SEPTEMBER 30, 1997
                                                         ------------      ------------   ---------------------
OPERATIONS
  Revenue
  Uranium sales                                          $  9,758,317      $ 19,890,300      $         --
  Process milling                                           4,288,515        13,050,576           523,865
                                                         ------------      ------------      ------------
   Total revenue                                           14,046,832        32,940,876           523,865
                                                         ------------      ------------      ------------
Costs and expenses
  Uranium cost of sales                                     8,387,867        17,829,592                --
  Process milling expenditures                              3,213,789        10,066,538           237,719
  Selling, general and administrative                       4,445,190         3,580,149         1,008,012
  Write-down of inventories (Note 13)                       7,709,170                --                --
  Depreciation                                                664,633           734,267            41,387
                                                         ------------      ------------      ------------
                                                           24,420,649        32,210,546         1,287,118
                                                         ------------      ------------      ------------

(Loss) income before the following                        (10,373,817)          730,330          (763,253)

  Write-off of mineral properties (Note 13)                (7,039,958)               --                --
  Write-off of goodwill (Note 13)                            (541,641)               --                --
  Net interest and other income                               857,739         1,128,562           781,947
                                                         ------------      ------------      ------------
(Loss) net income before taxes                            (17,097,677)        1,858,892            18,694

  Provision for income taxes                                       --           241,561                --
                                                         ------------      ------------      ------------
(LOSS) NET INCOME FOR THE YEAR                           $(17,097,677)     $  1,617,331      $     18,694
                                                         ============      ============      ============

(Loss) net income per common share                       $      (0.26)     $       0.02      $         --
                                                         ============      ============      ============

(DEFICIT) RETAINED EARNINGS
Retained earnings, beginning of period                      1,636,025            18,694                --
  (Loss) net income                                       (17,097,677)        1,617,331            18,694
                                                         ------------      ------------      ------------
(DEFICIT) RETAINED EARNINGS, END OF PERIOD               $(15,461,652)     $  1,636,025      $     18,694
                                                         ============      ============      ============

Weighted average number of common shares outstanding       65,525,066        65,694,048        42,067,497
                                                         ============      ============      ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            (UNITED STATES DOLLARS)


                                                                                                     PERIOD FROM
                                                                YEAR ENDED        YEAR ENDED       INCORPORATION
                                                               SEPTEMBER 30,     SEPTEMBER 30,   ON OCTOBER 3, 1996
                                                                   1999              1998        TO SEPTEMBER 30, 1997
                                                               ------------      ------------    ---------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

(Loss) net income for the period                               $(17,097,677)     $  1,617,331      $     18,694
Items not affecting cash
  Depreciation and amortization                                     664,633           734,267            41,387
  Gain on sale of equipment                                        (168,141)          (99,865)           (2,500)
  Amortization of uranium sales contract purchase cost              729,730         1,270,270                --
  Write-down of inventories                                       7,709,170                --                --
  Write-off of mineral properties                                 7,039,958                --                --
  Write-off of goodwill                                             541,641                --                --
                                                               ------------      ------------      ------------
                                                                   (580,686)        3,522,003            57,581

Changes in non-cash working capital items
  Decrease in marketable securities                                  11,731            28,247            17,334
  Decrease (increase) in trade and other receivables                753,297        (2,916,402)          (63,198)
  Increase in inventories                                       (10,490,259)       (2,019,516)       (9,113,859)
  (Increase) decrease in other current assets                       (35,568)          242,053          (433,497)
  (Decrease) increase in liability for inventory purchases               --        (5,050,000)        5,050,000
  Increase in other accounts payable and accrued liabilities        370,773           799,976           961,865
  (Decrease) increase in due to related parties                          --          (150,399)          150,399
                                                               ------------      ------------      ------------
NET CASH USED IN OPERATIONS                                      (9,970,712)       (5,544,038)       (3,373,375)
                                                               ------------      ------------      ------------

INVESTING ACTIVITIES

  Properties, plant and equipment                                (2,057,178)       (3,812,556)       (2,679,149)
  Mongolia mineral properties                                      (912,990)       (3,209,363)       (1,191,525)
  Proceeds from sale of surplus equipment                           322,660           102,310             2,500
  Notes receivable                                                       --                --          (856,892)
  Collection of notes receivable                                      1,522         4,794,117         3,028,380
  Increase in restricted marketable securities                   (1,044,166)         (355,020)       (7,945,356)
  Acquisition of Energy Fuels, net of cash received                      --                --       (10,081,071)
                                                               ------------      ------------      ------------
NET CASH USED IN INVESTMENT ACTIVITIES                           (3,690,152)       (2,480,512)      (19,723,113)
                                                               ------------      ------------      ------------

FINANCING ACTIVITIES

  Stock purchase for retirement                                          --           (74,595)               --
  Increase (decrease) in notes payable                              980,166            62,639            (1,057)
  Common shares issued for cash                                          --                --        38,876,591
  Share issue costs                                                      --                --        (2,186,137)
  Increase in deferred credit                                     4,320,000                --                --
  Increase in deferred revenue                                    2,547,830           365,426           210,185
                                                               ------------      ------------      ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         7,847,996           353,470        36,899,582
                                                               ------------      ------------      ------------

Decrease in cash and cash equivalents                            (5,812,868)       (7,671,080)       13,803,094
Cash acquired on acquisition of Thornbury                                --                --           150,261
Cash and cash equivalents, beginning of period                    6,282,275        13,953,355                --
                                                               ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $    469,407      $  6,282,275      $ 13,953,355
                                                               ============      ============      ============


SUPPLEMENTARY CASH FLOW INFORMATION
  Cash interest paid                                           $    113,523      $     29,515      $      3,544
  Cash interest received                                       $    786,926      $  1,276,122      $    778,264

  Non-cash investing and financing activities
    Transfer of inventory to other asset                       $  4,248,875      $         --      $         --
    Common shares issued on amalgamation                       $         --      $         --      $    823,543

                        INTERNATIONAL URANIUM CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1999, 1998 AND FOR THE PERIOD
                      OCTOBER 3, 1996 TO SEPTEMBER 30, 1997
                             (UNITED STATES DOLLARS)


1.       ORGANIZATION AND NATURE OF OPERATIONS

         International Uranium Corporation and its subsidiaries (the "Company") is a company engaged in the exploration for and the production of uranium concentrates and the selling and trading of these concentrates in the international nuclear fuel market. In addition, the Company also produces and sells vanadium, as well as other minerals that can be produced as a co-product with uranium.

         The Company owns the 2,000-ton per day White Mesa Mill (the "Mill") near Blanding, Utah. The Mill is used to process the Company's mined ore along with ore purchased or toll milled from other independent mines. The Mill is also used to process alternate feeds, which generally are ores or residues from other processing facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be recovered at the Mill.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in Note 19.

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

         d)       Marketable securities and restricted short-term investments

                  Marketable securities and restricted short-term investments are valued at the lower of cost or market value. Fixed income securities, which are to be held to maturity, are recorded at amortized cost.

         e)       Inventories

                  Ore stockpiles, which consist of uranium and vanadium bearing ores from the Registrant's mining operations; in-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost or net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost or net realizable value.

         f)       Properties, plant and equipment

                  Mineral properties and plant and equipment are recorded at cost or net realizable value. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives.

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

         i)       Foreign currency translation

                  These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 6). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

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

         j)       (Loss) net income per share

                  (Loss) net income per common share is calculated using the weighted average number of shares issued and outstanding during each year. Fully diluted (loss) net income per common share is not presented if the exercise of warrants and options is anti-dilutive.

         k)       Asset Impairment

                  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production, capital and reclamation costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors) and estimates of the pounds of uranium and vanadium to be produced. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

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

         m)       Reclassifications

                  Certain amounts in prior years have been reclassified to conform to the 1999 presentation.

         n)       Share Option Plan

                  The Company has a share option plan which is described in Note 11.c). No compensation expense is recognized when share options are issued or re-priced at market value. Any consideration on exercise of share options is credited to share capital.

3.       INVENTORIES

                                                   September 30,   September 30,
                                                       1999            1998
                                                   -------------   -------------
                          Vanadium Concentrates     $ 1,257,604     $        --
                          Uranium Concentrates        8,583,323       7,838,433
                          Ore Stockpiles                144,112       3,117,441
                          In Process                    569,499          79,600
                          Parts and Supplies          1,376,099       1,446,239
                                                    -----------     -----------
                                                    $11,930,637     $12,481,713
                                                    ===========     ===========

4.       FAVORABLE URANIUM SALES CONTRACTS

         In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels, Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). As part of the Energy Fuels assets, the Company acquired uranium supply contracts with certain utilities. At the time of the Energy Fuels purchase, the value of these contracts was determined to be $2,000,000 based on the excess of the sales price over the market value of the uranium to be delivered. Of this value, $729,730 related to deliveries made in the first quarter of the year ending September 30, 1999.

5.       PROPERTIES, PLANT AND EQUIPMENT

                                                Accumulated
                                                Depreciation,
                                                Amortization
                                                Depletion &     September 30,
                                   Cost          Write-offs       1999 Net
                                -----------     -------------   -------------
Mill Buildings & Equipment      $ 6,438,203      $ 1,494,998     $ 4,943,205
Other Machinery & Equipment       2,645,798          798,376       1,847,422
Mineral Properties                7,616,865        7,616,865              --
                                -----------      -----------     -----------
                                $16,700,866      $ 9,910,239     $ 6,790,627
                                ===========      ===========     ===========

                                               Accumulated
                                               Depreciation,
                                               Amortization
                                                Depletion &    September 30,
                                   Cost          Write-offs       1998 Net
                                -----------    -------------   -------------
Mill Buildings & Equipment      $ 5,044,364     $   666,215     $ 4,378,149
Other Machinery & Equipment       2,811,926         427,465       2,384,461
Mineral Properties                  299,870       7,054,197       6,754,327
                                -----------     -----------     -----------
                                $14,910,487     $ 1,393,550     $13,516,937
                                ===========     ===========     ===========


         At September 30, 1999, as a result of the shutdown of the Company's mining operations, capital assets include other machinery and equipment held for resale, with an aggregate net book value (being the estimated net realizable value) of $212,483. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

6.       MONGOLIA MINERAL PROPERTIES

         Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds nine uranium exploration areas covering 14,700 square kilometers in central eastern Mongolia. The other parties of the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4.0% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolia mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

7.       RESTRICTED CASH AND MARKETABLE SECURITIES

         Amounts represent cash and marketable securities the Company has placed on deposit to secure its reclamation bonds and certain other obligations (Notes 8 & 10).

         Restricted cash and marketable securities consist of:

                              Sept. 30, 1999      Sept. 30, 1998
                              --------------      --------------
Cash and Cash Equivalents       $2,512,567          $  670,531
Fixed Income Securities          6,831,974           7,629,844
                                ----------          ----------
                                $9,344,541          $8,300,375
                                ==========          ==========

         The fair value of restricted cash and marketable securities approximated carrying value.

8.       OTHER ASSET

         On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U308 at a purchase price of $10.80 per pound U308 under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U308 at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the cost of the inventory was reclassified as an other asset. A portion of the transaction is secured by an irrevocable letter of credit (Note 7).

9.       NOTES PAYABLE

         Notes payable consists primarily of $950,000 due under a $10 million working capital loan agreement with Norwest Bank Colorado, NA. The note matures on March 31, 2000 and all amounts outstanding under the agreement are secured by accounts receivable and uranium inventory.

10.      PROVISION FOR RECLAMATION

         As part of the acquisition of Energy Fuels, the Company assumed responsibility for the environmental and reclamation obligations of Energy Fuels relating to all existing mines and the Mill, as well as for all reclamation and environmental obligations associated with mined out, inactive, reclaimed or partially reclaimed mines and properties, that were so acquired.

         The Company has estimated the total amount of the reclamation liability at $13,265,700. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies securing these liabilities and has deposited marketable securities on account of the obligation (Note 7).

         Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

11.      SHARE CAPITAL

         a)       Authorized - unlimited number of common shares.

         b)       Issued and outstanding

                                                         Number of
                                                           Shares         Amount
                                                         -----------   -----------
                  Shares Issued for Cash                 $26,500,000   $ 4,906,166
                  Conversion of Special Warrants          37,800,000    31,784,288
                  Amalgamation                           $ 1,443,066   $   823,543
                                                         -----------   -----------
                  Balance-September 30, 1997              65,743,066    37,513,997
                  Shares Purchased for Retirement        $ (218,000)   $  (74,595)
                                                         -----------   -----------
                  Balance-September 30, 1998 and 1999    $65,525,066   $37,439,402
                                                         ===========   ===========


                  o The Company issued 26,500,000 common shares at $0.25 Cdn per share for total proceeds of $6,625,000 Cdn ($4,906,166 US).

                  o In May 1997, the Company completed a private placement financing of 37,800,000 common shares pursuant to the exercise of special warrants that had been issued in March 1997 at a price of Cdn $1.25 ($0.90) per special warrant for net proceeds of Cdn $44,217,190 ($31,784,288), after deducting share issue costs and agent fees of Cdn $3,032,802
                           ($2,186,137).

                  o In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels") for an approximate total consideration of $35 million. Energy Fuels was in Chapter 11 Bankruptcy proceedings in the United States. The acquisition price was settled as follows:

                                    Cash payment to vendors              $19,354,336
                                    Direct acquisition costs               1,937,631
                                    Reclamation obligations assumed       13,265,700
                                    Notes payable assumed                $    30,556
                                                                         -----------
                                                                         $34,588,223
                                                                         ===========

                  The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

                                    Cash and certificates of deposit     $11,210,896
                                    Favorable uranium sales contracts      2,000,000
                                    Notes receivable                       7,169,143
                                    Parts and supplies inventory             999,994
                                    Properties, plant and equipment        8,208,190
                                    Mongolia mineral properties          $ 5,000,000
                                                                         -----------
                                                                         $34,588,223
                                                                         ===========

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

                  Assets purchased also include the 2,000 ton per day White Mesa Mill near Blanding, Utah. The Mill also has a vanadium recovery circuit.

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

         c)       Stock options

                  The Company has adopted an Employee Stock Option Plan under which the Board of Directors may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company, options to acquire common shares in such numbers for such terms and at such exercise prices as may be determined by the Board. The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company. All options granted to date expire three years from the date of the grant of the option. Options were outstanding as follows:

                                        Expiry      September 30,   September 30,    September 30,
                                         Date           1999            1998              1997
                                     -----------    -------------   -------------    ------------
         Option Price per Share
                  Cdn $1.25          5/00 - 6/00      1,875,000       2,000,000        2,639,000
                  Cdn $0.75*         5/00 - 3/01        739,000         814,000               --
                  Cdn $0.75                 1/02        775,000              --               --
                                                      ---------       ---------        ---------
                                                      3,389,000       2,814,000        2,639,000
                                                      =========       =========        ==========

                  *Represents options granted to employees other than executive officers and directors repriced from Cdn $1.25 to Cdn $.75 on June 17, 1998.

12.      INCOME TAXES

         Non-capital loss carry forwards for Canadian tax purposes of approximately $1.1 million begin to expire in 2004. For U.S. income tax purposes, loss carry forwards of $3.5 million begin to expire in 2015 unless utilized. The benefits of these amounts have not been reflected in these consolidated financial statements.

13.      WRITE-DOWN OF ASSETS

         As a result of a prolonged period of low uranium and vanadium prices, the Company adjusted the carrying value of certain assets to their estimated fair values resulting in an impairment loss of $15,290,769. The write-down included $6,193,916 for ore stockpiles and in process inventory, $1,515,254 for uranium and vanadium concentrates, $7,039,958 for mineral properties and $541,641 for goodwill.

14.      SEGMENTED INFORMATION

         a)       Geographic segments

                               September 30,     September 30,     September 30,
                                    1999              1998             1997
                               ------------      ------------      ------------
Revenue
      Canada                   $         --      $         --      $         --
      United States              14,046,832        32,940,876           523,865
      Mongolia                           --                --                --
                               ------------      ------------      ------------
Total                          $ 14,046,832      $ 32,940,876      $    523,865
                               ============      ============      ============

Net Income
      Canada                   $   (463,753)     $   (608,062)     $    (13,310)
      United States             (16,580,589)        2,235,975            47,534
      Mongolia                      (53,335)          (10,582)          (15,530)
                               ------------      ------------      ------------
Total                          $(17,097,677)     $  1,617,331      $     18,694
                               ============      ============      ============

Property, Plant and
  Equipment, net
      Canada                   $         --      $         --      $         --
      United States               6,357,892        12,966,199        10,060,736
      Mongolia                      432,735           550,738           797,943
                               ------------      ------------      ------------
Total                          $  6,790,627      $ 13,516,937        10,858,679
                               ============      ============      ============

         b)       Major customers

                  The Company's business is such that, at any given time, it sells its uranium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 1999, a process milling customer and a major utility accounted for 27% and 33% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

15.      RELATED PARTY TRANSACTIONS

         a) During the year ended September 30, 1999, the Company incurred legal fees of $12,524 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,134 as of September 30, 1999. Legal fees incurred with this law firm were $50,197 for the year ended September 30, 1998 and $188,692 for the year ended September 30, 1997.

         b) During the year ended September 30, 1999, the Company incurred management and administrative service fees of $94,108 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $99,383 were paid to this same company during the period ended September 30, 1998. During 1997 the management and administration fees totaled $343,641 which included costs incurred throughout 1996 in pursuing the acquisition of Energy Fuels assets.

         c) During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2000. The loan is secured by the officer's personal residence.

16.      COMMITMENTS

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

17.      FINANCIAL INSTRUMENTS

         As at September 30, 1999 and 1998, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

18.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information-using Year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

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
         GAAP).

                                                                                September 30,      September 30,
CONSOLIDATED BALANCE SHEETS                                                        1999                 1998
                                                                               -------------       ------------

Properties, plant and equipment   Canadian basis                               $   6,790,627       $ 13,516,937
                                  Depreciation of assets held for resale              15,772                 --
                                  Exploration expenditures                                --         (1,005,022)
                                                                               -------------       ------------
                                  U.S. basis                                   $   6,806,399       $ 12,511,915
                                                                               -------------       ------------

Mongolia mineral properties       Canadian basis                               $  10,484,299       $  9,500,932
                                  Write-off Mongolia Mineral Properties(a)        (4,802,289)                --
                                  Exploration expenditures(b)                     (5,682,010)        (4,698,643)
                                                                               -------------       ------------
                                  U.S. basis                                   $          --       $  4,802,289
                                                                               -------------       ------------

Notes receivable                  Canadian basis                               $     202,016       $    203,538
                                  Shareholder loan reclassification(c)              (200,000)          (200,000)
                                                                               -------------       ------------
                                  U.S. basis                                   $       2,016       $      3,538
                                                                               -------------       ------------

Goodwill and other                Canadian basis                               $          --       $    575,351
                                  Amalgamation(d)                                         --           (572,439)
                                                                               -------------       ------------
                                  U.S. basis                                   $          --       $      2,912
                                                                               -------------       ------------
Share capital                     Canadian basis                               $  37,439,402       $ 37,439,402
                                  Shareholder loan reclassification(c)         $    (200,000)      $   (200,000)
                                  Amalgamation(d)                                   (615,970)          (615,970)
                                                                               -------------       ------------
                                  U.S. basis                                   $  36,623,432       $ 36,623,432
                                                                               -------------       ------------

Retained earnings                 Canadian basis                               $ (15,461,652)      $  1,636,025
                                  Write-off Mongolia Mineral Properties(a)        (4,802,289)                --
                                  Exploration expenditures(b)                     (5,682,010)        (5,703,665)
                                  Goodwill(d)                                        615,970             43,531
                                  Depreciation of assets held for resale(e)           15,772                 --
                                                                               -------------       ------------
                                  U.S. basis                                   $ (25,314,209)      $ (4,024,109)
                                                                               -------------       ------------

                                                                    September 30,    September 30,     September 30,
                                                                        1999              1998              1997
                                                                    ------------      ------------      ------------
CONSOLIDATED STATEMENTS OF EARNINGS
Net (loss) income under Canadian GAAP                               $(17,097,677)     $  1,617,331      $     18,694
Write-off of Mongolia mineral properties                              (4,802,289)               --                --
Write-off of mineral properties                                        1,005,022                --                --
Exploration expenditures                                                (912,990)       (3,997,447)       (1,706,218)
Capitalized depreciation                                                 (70,377)               --                --
Goodwill                                                                 572,439            30,804            12,727
Depreciation of assets held for resale                                    15,772                --                --
                                                                    ------------      ------------      ------------
Net loss under U.S. GAAP                                            $(21,290,100)     $ (2,349,312)     $ (1,674,797)
                                                                    ------------      ------------      ------------
Basic/diluted net loss per share, U.S. GAAP                         $      (0.32)     $      (0.04)     $      (0.03)
                                                                    ------------      ------------      ------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in) operations under Canadian GAAP           $ (9,970,712)     $ (5,544,038)     $ (3,373,375)
Exploration expenditures                                                (912,990)       (3,997,447)       (1,706,218)
                                                                    ------------      ------------      ------------
Cash provided by (used in) operations under U.S. GAAP               $(10,883,702)     $ (9,541,485)     $ (5,079,593)
                                                                    ------------      ------------      ------------
Cash provided by (used in) investing activities under
   Canadian GAAP                                                    $ (3,690,152)     $ (2,480,512)     $(19,723,113)
Exploration expenditures                                                 912,990         3,997,447         1,706,218
                                                                    ------------      ------------      ------------
Cash provided by (used in) investing activities under U.S. GAAP     $ (2,777,162)     $  1,516,935      $(18,016,895)
                                                                    ------------      ------------      ------------

         a. Under Canadian GAAP, the Company determined that the carrying amount of its Mongolian mineral properties was not impaired at September 30, 1999 based on an estimated resource of approximately 22.5 million pounds of uranium. U.S. GAAP and SEC rules requires the impairment analysis to be based on proven or probable reserves, therefore the carrying amount of the Mongolian mineral properties have been written off for U.S. GAAP purposes.

         b. Under Canadian GAAP, the Company defers the property holding costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the costs of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If the project is unsuccessful, the mining property and the related exploration expenditures net of any recoveries on disposition of the properties or related assets, are written off. Under U.S. GAAP, these costs are expensed as incurred.

         c. SEC practices require shareholder loans to be reclassified as a deduction for shareholders' equity.

         d. Under Canadian GAAP the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been applied to reduce the share capital of the Company under U.S. GAAP.

         e. Under Canadian GAAP the Company's surplus assets continue to be depreciated. Under U.S. GAAP assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

         f.       Under U.S. GAAP, comprehensive loss consists of net loss only.

         g. Under U.S. GAAP, the sub-total before changes in non-cash working capital items in the consolidated statements of cash flow would be deleted.

         h. Under U.S. GAAP, write-offs of mineral properties and goodwill and decreases in reclamation obligations would be included in operating (loss) income in the Consolidated Statements of Operations and (Deficit) Retained Earnings.

                                 EXHIBIT INDEX

Exhibit
  No.                  Description
-------                -----------

   1.1     Registrant's Corporate Structure Chart