Form 20-F/A
period 2000-09-30
INTERNATIONAL URANIUM CORP
filed 2001-07-09
CIK 1063259

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

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.
             For the transition period from __________to __________

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


                             SELECTED FINANCIAL DATA

                                                                                                                PERIOD FROM
                                        FISCAL YEAR ENDED      FISCAL YEAR ENDED      FISCAL YEAR ENDED        INCORPORATION
                                           SEPTEMBER 30           SEPTEMBER 30           SEPTEMBER 30        OCTOBER 3, 1996, TO
                                               2000                   1999                   1998            SEPTEMBER 30, 1997
                                        -----------------      ------------------     -----------------      -------------------
 Revenues                                 $ 16,060,172           $ 14,046,832           $ 32,940,876           $    523,865

 Net income (loss)
      Canadian GAAP                       $(15,244,651)          $(17,097,677)          $  1,617,331           $     18,694
      US GAAP                             $ (4,552,890)          $(21,290,100)          $ (2,349,312)          $ (1,674,797)

 Basic/diluted income (loss) per
equity share
      Canadian GAAP                       $      (0.23)          $      (0.26)          $       0.02                     $-
      US GAAP                             $      (0.07)          $      (0.32)          $      (0.04)          $      (0.04)

 Total assets
      Canadian GAAP                       $ 33,152,084           $ 45,891,809           $ 54,770,714           $ 57,200,339
      US GAAP                             $ 33,175,318           $ 35,223,282           $ 48,294,610           $ 54,690,878

Net Assets
      Canadian GAAP                       $  6,733,099           $ 21,977,750           $ 39,075,427           $ 37,532,691
      US GAAP                             $  6,756,333           $ 11,309,223           $ 32,599,323           $ 35,023,230

Capital stock
      Canadian GAAP                       $ 37,439,402           $ 37,439,402           $ 37,439,402           $ 37,513,997
      US GAAP                             $ 36,623,432           $ 36,623,432           $ 36,623,432           $ 36,698,027

Number of shares outstanding                65,525,066             65,525,066             65,525,066             65,743,066

Dividends declared                        $         --           $         --           $         --           $         --


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

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Since its acquisition of the Energy Fuels assets in May 1997, the Company's principal capital expenditures were $10,963,248 invested in the Mongolian Joint Venture for exploration in Mongolia, and $2,787,785 spent on the United States assets to September 30, 2000. There have been no major divestitures, although, due to a significant deterioration in the market prices for uranium and vanadium, the Company has written off its entire investment in its U.S. mining properties and its Mongolian Joint Venture. The Company expects to finance the development of the alternate feed business, which is the Company's current focus, through internal sources.

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

The Company continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's purchased ore program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of ore, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the ore was shipped to the White Mesa Mill, and the Company commenced the milling of this ore in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the ore was completed in October of 1999 and the Company recoverd approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium.

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

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings Cell 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell 4A is put into use the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount. However, it is not expected that these expenditures will be required during fiscal 2001.

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

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs as of March 30, 2001, are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS


CATEGORY
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

                           SUMMARY OF MINERAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's various properties, as of March 30, 2001:


                           SUMMARY OF MINERAL DEPOSITS


                                 MILLION LBS U(3)O(8)            MILLION LBS V(2)O(5)
                             --------------------------        --------------------------
                                              POTENTIAL                         POTENTIAL
                             MINERAL           MINERAL          MINERAL         MINERAL
                             DEPOSITS         DEPOSITS          DEPOSITS        DEPOSITS
                             ---------        ---------        ---------        ---------
ARIZONA STRIP                       --               36               --               --
(conventional mining)
ARIZONA 1 MINE                     1.0               --               --               --
(standby)
CANYON MINE                        2.0              1.0               --               --
(partially developed)
PINENUT MINE                       0.9               --               --               --
(standby)
COLORADO PLATEAU                   8.2              4.1             48.1             22.4
(conventional mining)
BULLFROG PROJECT                  12.9              3.0               --               --
(conventional mining)
RENO CREEK                         3.0              1.0               --               --
(in situ  mining)
GURVAN SAIHAN JV (in              22.6              100               --               --
situ mining)

TOTALS                            50.6            145.1             48.1             22.4


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

Due to the weak uranium market, the Company has suspended all licensing work on its Reno Creek property and portions of the Reno Creek property were dropped in fiscal 1999. As of January 31, 2001 the Company estimates remaining mineral deposits to contain approximately 3.0 million lbs U(3)O(8), plus remaining potential mineral deposits to contain 1.0 million pounds of U(3)O(8). The Company has entered into an agreement with a third party to acquire the remaining portion of this property in consideration of the party assuming the reclamation liabilities associated with the property and removing the Company from its obligations with respect to the properties.

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

The total amount of the estimated reclamation liability is approximately $12,200,000 with restricted cash and marketable securities of approximately $8.9 million securing the liability, as of September 30, 2000. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated as of March 31, 2001, at approximately $10.1 million. The Company has posted a reclamation bond to the NRC for this amount.

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

Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture, the Company's uranium development and exploration project in Mongolia, during fiscal 2000. The project office in Ulaanbaatar has been downsized significantly during the year, but will be maintained. The Company intends to maintain the project in a standby mode until market conditions warrant additional investment or the Company locates a Joint Venture participant.

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

The Gurvan-Saihan Joint Venture, the Company's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated a deposit containing over 22 million pounds for this program. Total cash expenditures by the Company relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998. Due to depressed commodity prices the Joint Venture was placed on standby in early fiscal 2000.

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

Net cash provided by investing activities was $525,671 for the fiscal year ended September 30, 2000. The cash flow resulted primarily from the sale of surplus mining equipment of $627,211 and a reduction in the Company's bonding requirements of $473,552, offset by additions to plant and equipment of $244,957 and investments in the Gurvan-Saihan Joint Venture of $332,063.

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

D. ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company also formally reviews costs when it submits license renewal applications to regulatory authorities. Based on this review, the Mill reclamation obligation was reduced by $1,073,206, and it was determined that the Company's estimated total reclamation obligation of $12,192,494 as of March 30, 2001, is currently sufficient to cover the projected future costs for reclamation of the Mill and mine operations.

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

E. 2001 FISCAL YEAR OUTLOOK

The Company's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. The Company's U.S. mining operations will continue to be on a care and maintenance basis, as well as its Mongolian project. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

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

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 15, 2001, are as follows:


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


                                                       COMMON SHARES OF
                                                         THE COMPANY
                                                     BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                      PERIOD OF         INDIRECTLY, OR
    NAME AND MUNICIPALITY OF         SERVICE AS A       CONTROLLED OR        PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
            RESIDENCE                  DIRECTOR          DIRECTED(1)                             COMPANY(3)
    ------------------------         ------------    --------------------    --------------------------------------------------
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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2000:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2000



                                                                                SECURITIES
                                                                                   UNDER
                                                                                  OPTIONS/
   NAME AND PRINCIPAL                                          OTHER ANNUAL    SARS GRANTED             ALL OTHER
        POSITION                SALARY(1)      BONUS           COMPENSATION         (#)               COMPENSATION
   ------------------           ---------      -----           ------------    -------------          ------------

Ron F. Hochstein                 128,000         Nil                   Nil           1,250,000              Nil
President and Chief
Executive Officer(2)(3)

David C. Frydenlund,             158,400         Nil                 9,000(4)          700,000              Nil
Vice President, General
Counsel, Chief
Financial Officer, and
Corporate Secretary(2)


Earl E. Hoellen,                 104,769         Nil                 2,024(8)              Nil           90,948(5)
(former President and
Chief Executive
Officer)(5)



Harold R. Roberts,                50,268         Nil                 1,229(9)              Nil           40,195(6)
(former Vice President,
Operations)(6)

Rick L. Townley,                  56,269         Nil                   844(8)              Nil           26,250(7)
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


   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR




                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
           NAME                   (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
           ----              --------------      --------------        ---------      ---------------       -----------
Ron F. Hochstein               1,000,000              27.7%               0.20             0.19             May 22/2003
                                 250,000               6.9%               0.75             0.26             Oct 10/2002
David C. Frydenlund              700,000              19.4%               0.20             0.19             May 22/2003

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

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                             COMMITTEES OF THE BOARD


                                                                      CORPORATE GOVERNANCE           ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE                      COMPENSATION COMMITTEE         AND NOMINATING COMMITTEE             SAFETY COMMITTEE
------------------------------       ----------------------         ------------------------         ------------------------
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


    NUMBER OF EMPLOYEES BY MAIN CATEGORY OF ACTIVITY AND GEOGRAPHIC LOCATION


FISCAL YEAR ENDED SEPTEMBER 30     2000           1999             1998
------------------------------     ----           ----             ----
Denver Head Office                   8              17              22
White Mesa Mill                     25             104              79
U.S. Mining Properties               0               8              46
Mongolia Office                      4               6               6
                                   ---            ----             ---
Total                               37             135             153


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


      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                    NUMBER OF COMMON                               OPTION PRICE            OPTION EXPIRY
  EXECUTIVE OFFICER AND DIRECTOR   SHARES UNDER OPTION        DATE OF GRANT           (CDN$)                   DATE
---------------------------------  -------------------      ------------------    ----------------      -------------------
John H. Craig                                   75,000            May 23, 2000                0.20             May 23, 2003

David C. Frydenlund                            200,000        January 14, 1999                0.75         January 13, 2002
                                               700,000            May 23, 2000                0.20             May 22, 2003

Christopher J.F. Harrop                         75,000            May 23, 2000                0.20             May 22, 2003

Ron F. Hochstein                               250,000        October 11, 1999                0.75         October 10, 2002
                                             1,000,000            May 23, 2000                0.20             May 22, 2003

Earl E. Hoellen                                375,000        January 14, 1999                0.75         January 13, 2002

Lukas H. Lundin                                500,000            May 23, 2000                0.20             May 22, 2003

William A. Rand                                 75,000            May 23, 2000                0.20             May 22, 2003

Total                                        3,250,000


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


C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.


ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

The consolidated financial statements of the Company are attached hereto as pages F-1 through F-15 and incorporated herein by reference.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2000, the date of the annual financial statements incorporated into this Form 20-F , except that during January 2001, due to its current cash position the Company elected to cancel its working capital loan agreement with Wells Fargo Bank, NA.


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

Exchange during the periods indicated:


                               TRADING INFORMATION


                 PERIOD                           HIGH                    LOW                       VOLUME
                 ------                           ----                    ---                       ------
                                                 (Cdn $)                (Cdn $)
May 16, 1997-September 30, 1997                   1.50                    0.96                    27,131,433
October 1, 1997-September 30, 1998                1.45                    0.38                    40,323,218
October 1, 1998-September 30, 1999                0.72                    0.22                    19,512,089
October 1, 1999-September 30, 2000                0.38                    0.13                    19,626,816
October-December 1998                             0.59                    0.38                     9,458,410
January-March 1999                                0.72                    0.44                     4,522,095
April-June 1999                                   0.53                    0.26                     2,280,235
July-September 1999                               0.37                    0.22                     3,226,428
October-December 1999                             0.32                    0.19                     2,760,819
January-March 2000                                0.28                    0.13                     4,938,370
April-June 2000                                   0.25                    0.18                     3,596,256
July-September 2000                               0.38                    0.17                     7,823,205
October-December 2000                             0.35                    0.21                     5,750,566
August 2000                                       0.25                    0.18                     1,479,605
September 2000                                    0.38                    0.21                     1,360,050
October 2000                                      0.35                    0.30                      791,536
November 2000                                     0.32                    0.26                      624,750
December 2000                                     0.27                    0.21                     4,334,280
January  2001                                     0.34                    0.26                     1,546,892
February 2001                                     0.31                    0.25                      326,200


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

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of March 30, 2001, applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

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

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of March 30, 2001, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                                           Page
                                                                                                           ----
          Index to Consolidated Financial Statements ...................................................    F-i
          Auditors' Report to the Directors ............................................................    F-1
          Consolidated Balance Sheets at September 30, 2000 and 1999 ...................................    F-2
          Consolidated Statements of Operations and (Deficit) Retained Earnings
             For the Years Ended September 30, 2000, 1999 and 1998 .....................................    F-3
          Consolidated Statements of Cash Flows for the Years Ended
             September 30, 2000, 1999 and 1998 .........................................................    F-4
          Notes to the Consolidated Financial Statements ...............................................    F-5

         All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated
         Financial Statements or Notes thereto.

      b)  Documents filed as exhibits to this Annual Report:

          Index to Exhibits                                                                                 F-16

          Exhibit 1.1     Company's  Corporate Structure Chart                                              F-17




                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERNATIONAL URANIUM CORPORATION



By: /s/ David C. Frydenlund
   ----------------------------------------------------------------
    David C. Frydenlund, Vice President and Chief Financial Officer

Dated:    July 6, 2001
          -------------------------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Directors............................................................................... F-1

Consolidated Balance Sheets at September 30, 2000 and 1999...................................................... F-2

Consolidated Statements of Operations and retained Earnings
     For Periods Ended September 30, 2000, 1999 and 1998........................................................ F-3

Consolidated Statements of Cash Flows for the Periods Ended
     September 30, 2000, 1999 and 1998.......................................................................... F-4

Notes to the Consolidated Financial Statements.................................................................. F-5

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
                                                               ============    ============


Contingency (Note 14)
The accompanying notes are an integral part of these financial statements

                        INTERNATIONAL URANIUM CORPORATION
      CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS
                             (UNITED STATES DOLLARS)

                                                                             YEARS ENDED SEPTEMBER 30
                                                                     2000              1999              1998
                                                                 ------------      ------------      ------------
OPERATIONS
Revenue
     Uranium sales                                               $ 12,810,100      $  9,611,450      $ 19,890,300
     Vanadium sales                                                 2,415,588           146,867                --
     Process milling                                                  834,484         4,288,515        13,050,576
                                                                 ------------      ------------      ------------
     Total revenue                                                 16,060,172        14,046,832        32,940,876
                                                                 ------------      ------------      ------------
Costs and expenses
     Uranium cost of sales                                         10,637,373         8,237,348        17,829,592
     Vanadium cost of sales                                         2,006,136           150,519                --
     Process milling expenditures                                     489,778         2,502,154        10,066,538
     Mill standby expenditures                                      2,144,984         1,059,794                --
     Selling, general and administrative                            4,044,761         4,445,190         3,580,149
     Write-down of inventories (Note 3)                             1,026,415         7,709,170                --
     Write-down of other asset and deferred credit, net             1,308,875                --                --
     (Note 7)
     Depreciation                                                     470,621           316,474           734,267
                                                                 ------------      ------------      ------------
                                                                   22,128,943        24,420,649        32,210,546
                                                                 ------------      ------------      ------------

(Loss) income before the following                                 (6,068,771)      (10,373,817)          730,330

     Decrease in reclamation obligations                            1,073,206                --                --
     Write-off of Mongolia mineral properties (Note 5)            (10,963,248)               --                --
     Write-off of mineral properties (Note 4)                              --        (7,039,958)               --
     Write-off of goodwill                                                 --          (541,641)               --
     Net interest and other income                                    714,162           857,739         1,128,562
                                                                 ------------      ------------      ------------
(Loss) net income before taxes                                    (15,244,651)      (17,097,677)        1,858,892

     Provision for income taxes                                            --                --           241,561
                                                                 ------------      ------------      ------------
(LOSS) NET INCOME FOR THE YEAR                                    (15,244,651)      (17,097,677)        1,617,331
                                                                 ============      ============      ============

Basic/diluted (loss) income per common share                     $      (0.23)     $      (0.26)     $       0.02
                                                                 ============      ============      ============

(DEFICIT) RETAINED EARNINGS
(Deficit) retained earnings, beginning of year                    (15,461,652)        1,636,025            18,694
     (Loss) net income for the year                               (15,244,651)      (17,097,677)        1,617,331
                                                                 ------------      ------------      ------------
(DEFICIT) RETAINED EARNINGS, END OF YEAR                         $(30,706,303)     $(15,461,652)     $  1,636,025
                                                                 ============      ============      ============

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                           YEARS ENDED SEPTEMBER 30
                                                                     2000              1999              1998
                                                                 ------------      ------------      ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
(Loss) net income for the year                                   $(15,244,651)     $(17,097,677)     $  1,617,331
Items not affecting cash
     Depreciation and amortization                                  1,094,376           664,633           734,267
     Loss (gain) on sale of land and equipment                          4,675          (168,141)          (99,865)
     Amortization of uranium sales contract purchase
     cost                                                                  --           729,730         1,270,270
     Write-down of inventories                                      1,026,415         7,709,170                --
     Write-down of other asset and deferred credit                  1,308,875                --                --
     Write-off of Mongolia mineral properties                      10,963,248                --                --
     Write-off of mineral properties                                       --         7,039,958                --
     Write-off of goodwill                                                 --           541,641                --
     Change in reclamation liabilities                             (1,073,206)               --                --
                                                                 ------------      ------------      ------------
                                                                   (1,920,268)         (580,686)        3,522,003

Changes in non-cash working capital items
     Decrease in marketable securities                                     --            11,731            28,247
     (Increase) decrease in trade and other
     receivables                                                     (216,761)          753,297        (2,916,402)
     Decrease (increase) in inventories                             9,211,253       (10,490,259)       (2,019,516)
     (Increase) decrease in other current assets                      (96,836)          (35,568)          242,053
     Decrease in liability for inventory purchases                         --                --        (5,050,000)
     (Decrease) increase in other accounts payable and
     accrued liabilities                                           (1,476,562)          370,773           799,976
     Decrease in due to related parties                                    --                --          (150,399)
                                                                 ------------      ------------      ------------
     NET CASH PROVIDED BY (USED IN) OPERATIONS                      5,500,826        (9,970,712)       (5,544,038)
                                                                 ------------      ------------      ------------

INVESTING ACTIVITIES
     Plant and equipment                                             (244,957)       (2,057,178)       (3,812,556)
     Mongolia mineral properties                                     (332,063)         (912,990)       (3,209,363)
     Proceeds from sale of surplus equipment                          627,211           322,660           102,310
     Collection of notes receivable                                     1,928             1,522         4,794,117
     Decrease (increase) in restricted marketable
     securities                                                       473,552        (1,044,166)         (355,020)
                                                                 ------------      ------------      ------------
     NET CASH PROVIDED BY (USED IN) INVESTMENT
     ACTIVITIES                                                       525,671        (3,690,152)       (2,480,512)
                                                                 ------------      ------------      ------------

FINANCING ACTIVITIES
     Stock purchased for retirement                                        --                --           (74,595)
     (Decrease) increase in notes payable                          (1,001,866)          980,166            62,639
     Increase in deferred credit                                           --         4,320,000                --
     Increase in deferred revenue                                   6,156,562         2,547,830           365,426
                                                                 ------------      ------------      ------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                      5,154,696         7,847,996           353,470
                                                                 ------------      ------------      ------------

Increase (decrease) in cash and cash equivalents                   11,181,193        (5,812,868)       (7,671,080)
Cash and cash equivalents, beginning of year                          469,407         6,282,275        13,953,355
                                                                 ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $ 11,650,600      $    469,407      $  6,282,275
                                                                 ============      ============      ============


SUPPLEMENTARY CASH FLOW INFORMATION
Cash interest paid                                               $     53,641      $    113,523      $     29,515
Cash interest received                                           $    719,324      $    786,926      $  1,276,122

Non-cash investing and financing activities
Transfer of inventory to other asset                             $         --      $  4,248,875      $         --

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

h) Asset impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production, capital and reclamation costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors) and estimates of the pounds of uranium and vanadium to be produced. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

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

3. INVENTORIES

                                           September 30, 2000   September 30, 1999
                                           ------------------   ------------------
         Vanadium Concentrates                 $    837,869        $  1,257,604
         Uranium Concentrates                            --           8,583,323
         Ore Stockpiles                                  --             144,112
         In Process                                  20,450             569,499
         Parts and Supplies                       1,055,219           1,376,099
                                               ------------        ------------
                                               $  1,913,538        $ 11,930,637
                                               ============        ============

In the current year, the Company wrote-down the carrying value of its finished goods inventories to market value by $1,026,415. In the prior year, the Company recorded a write-down of $7,709,170 relating to its ore stockpiles and concentrate inventories.

4. PROPERTIES, PLANT AND EQUIPMENT

                                                                Accumulated
                                                               Depreciation,
                                                                 Depletion,
                                                             Amortization and  Sept. 30, 2000
                                                  Cost           Write-Offs          Net
                                               ------------  -----------------  --------------
         Mill Buildings and Equipment          $  6,501,912     $  2,345,244     $  4,156,668
         Other Machinery and Equipment            1,779,346          958,896          820,450
         Mineral Properties                       7,616,865        7,616,865               --
                                               ------------     ------------     ------------
                                               $ 15,898,123     $ 10,921,005     $  4,977,118
                                               ============     ============     ============

                                                          Accumulated
                                                          Depreciation
                                                          Amortization
                                                          Depletion &        September 30,
                                           Cost            Write-offs           1999 Net
                                      --------------     --------------     --------------
Mill Buildings & Equipment            $    6,438,203     $    1,494,998     $    4,943,205
Other Machinery & Equipment                2,645,798            798,376          1,847,422
Mineral Properties                         7,616,865          7,616,865                 --
                                      --------------     --------------     --------------
                                      $   16,700,866     $    9,910,239     $    6,790,627
                                      ==============     ==============     ==============

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

At September 30, 2000 and September 30, 1999 as a result of the shutdown of the Company's mining operations, capital assets include other machinery and equipment held for resale with and aggregate net book value (being the estimated net realizable value) of $357,877 and $212,483, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

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

                                    September 30, 2000   September 30, 1999
                                    ------------------   ------------------
Cash and Cash Equivalents             $    1,170,504       $    2,512,567
Fixed Income Securities                    7,700,485            6,831,974
                                      --------------       --------------
                                      $    8,870,989       $    9,344,541
                                      ==============       ==============

The fair value of restricted cash and marketable securities approximated carrying value.

7. OTHER ASSET

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with third party. The Company transferred 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound U(3)O(8) under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound

U(3)O(8) at any one time within the period beginning October 1, 2001, and ending March 1, 2003. The transaction was accounted for as a deferred credit and the cost of the inventory was reclassified as an other asset. A bond (Note 6) secures a portion of the transaction.

In fiscal 2000, the Company wrote-down the carrying value of the other asset, and the offsetting deferred credit, to reflect the change in market value of the underlying inventory by a net $1,308,875.

8. NOTES PAYABLE

                                              September 30, 2000   September 30, 1999
                                              ------------------   ------------------
         Wells Fargo Bank, NA                  $             --     $        950,000
         Other                                           15,830               99,493
                                               ----------------     ----------------
                                               $         15,830     $      1,049,493
                                               ================     ================

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

         b) Issued and outstanding

                                              September 30, 2000   September 30, 1999   September 30, 1998
                                              ------------------   ------------------   ------------------
         Number Issued                               65,525,066           65,525,066           65,525,066
         Amount                                $     37,439,402     $     37,439,402     $     37,439,402
                                               ================     ================     ================

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

Share option transactions were as follows:

                                        September 30, 2000               September 30, 1999                September 30, 1998
                                 -------------------------------  -------------------------------    ------------------------------
                                                    Weighted                         Weighted                          Weighted
                                                     Average                          Average                           Average
                                    Shares        Exercise Price     Shares        Exercise Price      Shares        Exercise Price
                                 ------------     --------------  ------------     --------------    ------------    --------------

Outstanding, Beginning of Year      3,389,000         Cdn $1.03      2,814,000         Cdn $1.11        2,639,000        Cdn $1.11
Granted                             3,605,000         Cdn $0.24        900,000         Cdn $0.75          175,000        Cdn $1.11
Expired                            (2,714,000)        Cdn $1.10       (325,000)        Cdn $0.94               --               --
                                 ------------      ------------   ------------      ------------     ------------     ------------
Outstanding, End of Year            4,280,000         Cdn $0.32      3,389,000         Cdn $1.03        2,814,000        Cdn $1.11
                                 ============      ============   ============      ============     ============     ============

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

12. SEGMENTED INFORMATION

         a) Geographic information

                                    September 30, 2000  September 30, 1999  September 30, 1998
                                    ------------------  ------------------  ------------------
Revenue
     Canada                           $           --      $           --      $           --
     United States                        16,060,172          14,046,832          32,940,876
     Mongolia                                     --                  --                  --
                                      --------------      --------------      --------------
                                      $   16,060,172      $   14,046,832      $   32,940,876
                                      ==============      ==============      ==============
Net Loss
     Canada                           $     (267,297)     $     (463,753)     $     (608,062)
     United States                        (3,983,443)        (16,580,589)          2,235,975
     Mongolia                            (10,993,911)            (53,335)            (10,582)
                                      --------------      --------------      --------------
                                      $  (15,244,651)     $  (17,097,677)     $    1,617,331
                                      ==============      ==============      ==============
Property, Plant & Equipment, net
     Canada                           $           --      $           --      $           --
     United States                         4,720,792           6,357,892          12,966,199
     Mongolia                                256,323             432,735             550,738
                                      --------------      --------------      --------------
                                      $    4,977,118      $    6,790,627      $   13,516,937
                                      ==============      ==============      ==============

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


                                                                                      September 30      September 30
                                                                                          2000              1999
                                                                                      ------------      ------------
CONSOLIDATED BALANCE SHEETS

Properties, plant and          Canadian Basis                                         $  4,977,118      $  6,790,627
equipment
                               Depreciation of assets held for resale (e)                  223,234            15,772
                                                                                      ------------      ------------
                               U.S. basis                                             $  5,200,352      $  6,806,399
                                                                                      ============      ============

Mongolia mineral properties    Canadian basis                                         $         --      $ 10,484,299
                               Write-off of Mongolia Mineral Properties (a)                     --        (4,802,289)
                               Exploration expenditures (b)                                     --        (5,682,010)
                                                                                      ------------      ------------
                               U.S. basis                                             $         --      $         --
                                                                                      ============      ============

Notes receivable               Canadian Basis                                         $    200,088      $    202,016
                               Shareholder loan reclassification (c)                      (200,000)         (200,000)
                                                                                      ------------      ------------
                               U.S. basis                                             $         88      $      2,016
                                                                                      ============      ============

Share capital                  Canadian basis                                         $ 37,439,402      $ 37,439,402
                               Shareholder loan reclassification (c)                      (200,000)         (200,000)
                               Amalgamation (d)                                           (615,970)         (615,970)
                                                                                      ------------      ------------
                               U.S. basis                                             $ 36,623,432      $ 36,623,432
                                                                                      ============      ============

Retained earnings              Canadian basis                                         $(30,706,303)     $(15,461,652)
                               Write-off of Mongolia Mineral Properties (a)                     --        (4,802,289)
                               Exploration expenditures (b)                                     --        (5,682,010)
                               Goodwill (d)                                                615,970           615,970
                               Depreciation of assets held for resale (e)                  223,234            15,772
                                                                                      ------------      ------------
                               U.S. basis                                             $(29,867,099)     $(25,314,209)
                                                                                      ============      ============

                                                                 September 30,     September 30,     September 30,
                                                                     2000              1999              1998
                                                                 ------------      ------------      ------------
CONSOLIDATED STATEMENTS OF EARNINGS

Net (loss) income under Canadian GAAP                            $(15,244,651)     $(17,097,677)     $  1,617,331
Write-off of Mongolia
Mineral
     Properties                                                    10,963,248        (4,802,289)               --
Write-off of mineral                                                       --         1,005,022                --
properties
Exploration expenditures                                             (332,063)         (912,990)       (3,997,447)
Capitalized depreciation                                             (146,886)          (70,377)               --
Goodwill                                                                   --           572,439            30,804
Depreciation of assets held                                           207,462            15,772                --
for resale
                                                                 ------------      ------------      ------------
Net loss under U.S. GAAP                                         $ (4,552,890)     $(21,290,100)     $ (2,349,312)
                                                                 ------------      ------------      ------------
Basic/diluted net loss per share, U.S. GAAP                      $      (0.07)     $      (0.32)     $      (0.04)
                                                                 ------------      ------------      ------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in) operations under Canadian GAAP        $  5,500,826      $ (9,970,712)     $ (5,544,038)
Exploration expenditures                                             (332,063)         (912,990)       (3,997,447)
                                                                 ------------      ------------      ------------
Cash provided by (used in) operations under U.S. GAAP            $  5,168,763      $(10,883,702)     $ (9,541,485)
                                                                 ------------      ------------      ------------


Cash provided by (used in) investing activities under
   Canadian GAAP                                                 $    525,671      $ (3,690,152)     $ (2,480,512)
Exploration expenditures                                              332,063           912,990         3,997,447
                                                                 ------------      ------------      ------------
Cash provided by (used in) investing activities under
   U.S. GAAP                                                     $    857,734      $ (2,777,162)     $  1,516,935
                                                                 ------------      ------------      ------------

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

         b) Under Canadian GAAP, the Company defers the property holding costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the costs of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If the Project is unsuccessful, the mining property and the related exploration expenditures net of any recoveries on disposition of the properties or related assets are written off. Under U.S. GAAP, these costs are expensed as incurred.

         c) SEC practices require shareholder loans to be classified as a deduction from shareholders' equity.

         d) Under Canadian GAAP the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded as fair value, except that no good will or other intangibles would be recorded. The good will recorded under Canadian GAAP has been applied to reduce the share capital of the Company under U.S. GAAP.

         e) Under Canadian GAAP the Company's surplus assets continue to be depreciated. Under U.S. GAAP assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

         f)       Under U.S. GAAP, comprehensive loss consists of net loss only.

         g) Under U.S. GAAP, the sub-total before changes in non-cash working capital items in the consolidated statements of cash flow would be deleted.

         h) Under U.S. GAAP, write-offs of mineral properties and goodwill and decreases in reclamation obligations would be included in operating (loss) income in the consolidated statements of operations and (deficit) retained earnings.

         i) The Canadian Institute of Chartered Accountants recently issued Sections 3461 - Employee Future Benefits, and 3465 - Income Taxes, both of which are effective for fiscal years beginning on or after January 1, 2000 and Section 3500 - Earnings Per Share which is effective for fiscal years beginning on or after January 1, 2001. The Financial Accounting Standards Board recently issued FAS 133 on Accounting for Derivative Instruments on Hedging Activities which is effective for fiscal years beginning after June 15, 2000. The impact of the adoption of these standards is not expected to be material.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

1.1                      Company's Corporate Structure Chart