Form 20-F
period 2001-09-30
INTERNATIONAL URANIUM CORP
filed 2002-04-01
CIK 1063259

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

                  For the fiscal year ended September 30, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.
            For the transition period from __________ to __________

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

                                                      ISSUED AND OUTSTANDING
         TITLE OF CLASS                              AS OF SEPTEMBER 30, 2001
         --------------                              ------------------------
    Common Stock, Without Par Value                  65,600,066 common shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed during the preceding 12 months (or shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES            X              NO
          -----------               ------

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17     X                 ITEM 18
         -----------                  --------

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

                              GLOSSARY OF TERMS

ALTERNATE FEED          Material or residues from other processing
                        facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be recovered either alone or in conjunction with other co-products at the Company's facilities;

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

EPA                     Means the United States Environmental Protection
                        Agency;

FEE LAND                Means private land;

HECTARE Measurement of an area of land equivalent to 10,000 square meters or 2.47 acres;

ISL OR IN SITU LEACH    In situ leach mining means solution mining that is
                        performed in the mineralized horizons and does not involve excavation and removal of mineralized rock or the subsequent processing of each rock through a mill to recover uranium. Rather, the mineralized material is mined by using groupings of wells completed in the mineralized horizons to inject leach solution, which is recovered in production wells. The leaching solution selectively dissolves the uranium mineralization, and the solution is then processed to recover the contained uranium.

MINERALIZATION          Means a natural aggregate of one or more metallic
                        minerals;

MINERAL DEPOSIT OR
MINERALIZED MATERIAL    Is a mineralized body which has been delineated by
                        appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

PARTIALLY DEVELOPED     With respect to properties, means properties that
                        contain workings from previously operating mines that were shut down due to a lack of economic feasibility of the mineralized material left in the stopes.

NRC                     The United States Nuclear Regulatory Commission;

REFINING A process whereby yellowcake is chemically refined to separate the uranium from impurities to produce purified uranium;

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

U(3)O(8)                Triuranium octoxide;

V(2)O(5)                Vanadium pentoxide;

WHITE MESA MILL         Means the 2,000 ton per day uranium mill, with a
                        vanadium or other co-product recovery circuit, located near Blanding, Utah that is owned by the Company's subsidiary, IUC White Mesa, LLC. Also referred to as the "Mill".

YELLOWCAKE              Means the concentrate powder produced from uranium
                        milling, or an in situ leach facility. Yellowcake typically contains approximately 90% U(3)O(8) from conventional mineralized material.


                                    PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION


     A.  SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the periods ended September 30, 2001, 2000, 1999, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:


                           SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   PERIOD FROM
                           FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED    FISCAL YEAR ENDED     INCORPORATION
                              SEPTEMBER 30          SEPTEMBER 30          SEPTEMBER 30         SEPTEMBER 30    OCTOBER 3, 1996, TO
                                  2001                  2000                  1999                 1998         SEPTEMBER 30, 1997
------------------------------------------------------------------------------------------------------------------------------------
 Revenues                   $       809,763        $   16,060,172       $    14,046,832       $    32,940,876       $       523,865
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)
------------------------------------------------------------------------------------------------------------------------------------
      Canadian GAAP         $   (2,822,876)        $ (15,244,651)       $  (17,097,677)       $     1,617,331       $        18,694
------------------------------------------------------------------------------------------------------------------------------------
      US GAAP               $   (2,822,876)        $  (4,552,890)       $  (21,290,100)       $   (2,349,312)       $   (1,674,797)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Basic/diluted
income (loss) per
equity share
------------------------------------------------------------------------------------------------------------------------------------
      Canadian GAAP         $         0.04)        $       (0.23)       $        (0.26)       $          0.02       $             -
------------------------------------------------------------------------------------------------------------------------------------
      US GAAP               $        (0.04)        $       (0.07)       $        (0.32)       $        (0.04)       $        (0.03)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Total assets
------------------------------------------------------------------------------------------------------------------------------------
      Canadian GAAP         $    36,017,455        $   33,152,084       $    45,891,809       $    54,770,714       $    57,200,339
------------------------------------------------------------------------------------------------------------------------------------
      US GAAP               $    36,040,689        $   33,175,318       $    35,223,282       $    48,294,610       $    54,890,878
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net Assets
------------------------------------------------------------------------------------------------------------------------------------
      Canadian GAAP         $     3,920,034        $    6,733,099       $    21,977,750       $    39,075,427       $    37,532,691
------------------------------------------------------------------------------------------------------------------------------------
      US GAAP               $     3,943,268        $    6,756,333       $    11,309,223       $    32,599,323       $    35,223,230
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Capital stock
------------------------------------------------------------------------------------------------------------------------------------
      Canadian GAAP         $    37,449,213       $    37,439,402       $    37,439,402       $    37,439,402       $    37,513,997
------------------------------------------------------------------------------------------------------------------------------------
      US GAAP               $    36,633,243       $    36,623,432       $    36,623,432       $    36,623,432       $    36,698,027
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of shares
outstanding                      65,600,066            65,525,066            65,525,066            65,525,066            65,743,066
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Dividends declared          $             -       $             -       $             -       $             -       $             -
------------------------------------------------------------------------------------------------------------------------------------


     B.  CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

     C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.


     D.  RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Company is focusing its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Company will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Company cannot develop this backlog in the near future, it may pursue other business opportunities as they may arise.

ABILITY TO SUCCESSFULLY PURSUE OTHER BUSINESS INITIATIVES

If the Company is unsuccessful in developing the alternate feed, uranium-bearing waste recycling business, it may pursue other business opportunities, as they may arise, in lieu thereof. In addition, the Company will continue to evaluate other opportunities, as they arise, unrelated to its mining and alternate feed activities. There can be no guarantee or assurance that the Company has or will be able to develop the required expertise or experience for any such other business opportunities or that any such other business opportunities will be successful.

ENVIRONMENTAL RISKS

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. The material laws and regulations that the Company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act ("NEPA"), Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Company complies with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the NRC. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of NEPA. This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. The Company utilizes specific employees and consultants in order to comply with and maintain the Company's compliance with the above laws and regulations.

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

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, the Company is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion of this bonded amount. Although the Company's financial statements contain as a liability the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements. In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the company may need to be increased. See "Item 4. Information on the Company - Reclamation."

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

The Company's main alternate feed contracts to date have come from, and future contracts are expected to come from, a limited number of government and private sources. The loss of any of the Company's customers could have a material adverse effect on the Company's financial performance. Factors which may affect the Company's clients include change in government policies and the availability of government financing, variation in environmental regulations and competition from direct disposal and other competitors. The loss of any of the Company's largest customers or curtailment of purchases of recycling services by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Company's financial condition and results from operations.

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

LIMITED OPERATING HISTORY

The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies (See "Item 4: Information on the Company - History and Development of the Company"). As a result, the Company has had a limited history of operations, and has not been profitable in recent years. There can be no assurance that the Company's operations will be profitable.

LIQUIDITY OF TRADING MARKET FOR THE COMPANY'S SHARES

Although the Company's shares are listed on The Toronto Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, at any point in time there may not be a liquid trading market for the shares.

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Company's revenues have been derived from the sale of uranium and vanadium in the past, the Company's net earnings can be affected by the long- and short-term market price of U3O8 and V2O5. Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Company's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Australia, Canada and other republics of the former CIS.

During fiscal year 2001, U(3)O(8) prices started at $7.45 per pound U(3)O(8) in September 2000, then increased to $9.30 per pound in September 2001, and $9.70 per pound in February 2002. Vanadium prices continue to be in the lower range of their historical values, trading from $1.45 to $1.55 per pound V(2)O(5) throughout the fiscal year, and in the $1.10 to $1.25 per pound V(2)O(5) range as of March 2002.

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

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit figures included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, based on current commodity prices, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

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

The Company maintains insurance against certain risks that are typical in the uranium industry. As of March 29, 2002, this includes approximately $53,000,000 of real and personal property insurance coverage for the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $11,000,000 of general liability insurance per occurrence. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

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

ITEM 4.  INFORMATION ON THE COMPANY


A. HISTORY AND DEVELOPMENT OF THE COMPANY

                           DESCRIPTION OF BUSINESS

The Company is in the business of recycling uranium-bearing waste products at its White Mesa uranium mill as an alternative to the direct disposal of these waste products. In addition, the Company is engaged in the selling of uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company continues to own several uranium and uranium/vanadium mines and exploration properties that have been shut down pending a significant improvement in commodity prices. See "Current Operations".

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

The Energy Fuels' assets acquired included several developed mines that were shut down, several partially developed properties and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill. In addition to the U.S. properties, the Company also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to explore for economic uranium mineralization in Mongolia.

Due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Company intends to keep those properties on a shut down status indefinitely, pending a significant improvement in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices. See "Current Operations."

As a result of this reduction in exploration and mining activities, the Company is focusing on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Company will also continue to evaluate other opportunities, as they arise, unrelated to its mining and alternate feed activities.

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

In the early 1980s Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Company included four developed or partially developed properties as well as several potential prospects and numerous other exploration targets.

In 1984, Energy Fuels formed a limited partnership with Union Carbide Corporation ("Union Carbide") pursuant to which Union Carbide acquired a 70% undivided interest in and became the operator of the White Mesa Mill. As a result of subsequent negotiations in 1987, Union Carbide's mines and properties in the Colorado Plateau were added to this limited partnership and, as a result, Energy Fuels acquired a 25% undivided interest in those mines. In 1994 this partnership was dissolved and Energy Fuels re-acquired 100% of the White Mesa Mill as well as certain of Union Carbide's mines on the Colorado Plateau. In the Colorado Plateau district, Energy Fuels then owned several uranium and vanadium mines that were shut down, several partially developed properties as well as additional acreage with exploration potential.

In 1994, in an effort to expand into the global uranium marketplace, Energy Fuels acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to explore for economic uranium mineralization in Mongolia.

In the early 1990s, Energy Fuels also acquired two uranium properties intended to be mined by in situ type mining technology: the Reno Creek property in Wyoming, and the Dewey Burdock property in South Dakota.

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

            SUMMARY OF ENERGY FUELS ASSETS ACQUIRED BY THE COMPANY

UNITED STATES ASSETS

The Energy Fuels Assets acquired by the Company pursuant to the Acquisition Agreement located in the United States included the following:

     - the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant near Blanding, Utah. See "White Mesa Mill."

     - the Arizona Strip uranium properties, in north central Arizona. See "Arizona Strip."

     - the Colorado Plateau uranium properties, straddling the south/central Colorado and Utah border. See "Colorado Plateau District."

     - the Reno Creek in situ leach project, a uranium deposit in the Powder River Basin area of Wyoming which has since been sold by the Company. See "Other U.S. Mineral Properties."

     - the Dewey Burdock in situ leach project, a uranium deposit in South Dakota which has since been dropped by the Company.

     - the Bullfrog project, a uranium deposit in south central Utah. See "Other U.S. Mineral Properties."

     -   mining equipment.  See "Other Assets of Company."

     - various uranium supply, waste processing contracts, and joint venture contracts. See "Other Assets of Company."

     - various field and administrative offices. See "Other Assets of Company."

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Company, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of February 15, 2002, the Gurvan-Saihan Joint Venture holds some 2.99 million acres of uranium exploration properties in Mongolia. See "Mongolia Property."

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years have been $1,245,053 for its Mongolian mineral properties and $2,380,286 for its U.S. operations. During this same time period the Company sold approximately $992,000 of surplus mining equipment, resulting in a gain of $19,537. In addition, due to a significant deterioration in the market price of uranium and vanadium, the Company has written off its entire investment in its Mongolian joint venture and its U.S. mining properties. The Company expects to finance the development of the alternate feed business, which is the Company's current focus, through internal sources.

                         HISTORY OF MINING OPERATIONS

The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

To supplement its own production, the Company implemented a mill-feed purchase program under which it intended to purchase feed for the Mill from many small independent mines in the Uravan district of the Colorado Plateau mining region. Unfortunately, this program did not materialize to the degree hoped, as the independent miners found that their operations were not economic at then current commodity prices, due to new regulatory and environmental licensing requirements that had come into effect since they last operated.

The Company continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Company commenced the milling of this material in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the material was completed in October of 1999 and the Company recovered approximately 487,000 pounds of U(3)O(8) in concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company has also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999. The Company intends to keep those properties on shutdown status indefinitely, pending a significant improvement in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties. The Company has also closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000.

B. BUSINESS OVERVIEW

                              CURRENT OPERATIONS

The Company has redefined its business operations to focus on the development of the alternate feed business. The Company has focused on the following four areas in the past:

     1)  Mining
     2)  Alternate Feed Processing
     3)  Exploration and Development
     4)  Marketing.

Due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Company intends to keep its Mongolian property on a shut down status indefinitely, pending a significant improvement in commodity prices, or possibly sell or joint venture all or a portion of such property to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices and will continue to evaluate potential options for the sale of its mining properties and mining equipment, as they may arise.

As a result this reduction in exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. Although the Company has pursued the alternate feed business in the past, and, as of March 29, 2002, has received thirteen license amendments for the processing of alternate feed materials at the Mill, the alternate feed business has historically been considered by the Company to be supplemental to its business of mining and milling conventional uranium and uranium/vanadium mineralization. With the decline in commodity prices, the Company is now dedicating its full attention to the development of the alternate feed business as the primary focus of its business operations. See "Alternate Feed Processing." The Company will also continue to evaluate other opportunities, unrelated to its mining and alternate feed activities, as they may arise.

ALTERNATE FEED PROCESSING OVERVIEW

The Company continues to have some successes in the development of its alternate feed, uranium-bearing waste recycling business. During fiscal 2001, the Company was awarded a contract to receive and process up to 17,750 tons of lead sulphide sludge material from Molycorp, Inc.'s Mountain Pass facility in California. The Company currently expects to receive and process this material in fiscal 2002. The Company was also awarded a contract to receive and process 3,600 tons of uranium bearing monazite sands from Heritage Minerals, Inc. in New Jersey. These materials have all been received at the Mill and are currently expected to be processed in fiscal 2002. In addition to these new contracts, the Company continues to receive materials under its existing contract with Cameco Corporation, and under its existing Formerly Utilized Sites Remedial Action Program ("FUSRAP") contacts for the Ashland 1 and Linde sites, both near Buffalo, New York. During fiscal 2001 the Company received approximately 31,000 tons of material from the Ashland 1 site, which, together with amounts received in fiscal 1999 and 2000 and approximately 12,000 tons received up to March 29, 2002 in fiscal 2002, total approximately 166,000 tons received. This amount exceeds the original estimates for the Ashland 1 project of approximately 100,000 tons. It is expected that the Company will receive approximately four thousand additional tons from the Ashland 1 site in fiscal 2002, prior to the completion of that project. During fiscal 2001 the Company also received approximately 56,000 tons of material from the Linde site, which together with material received from that site up to March 29, 2002, totals approximately 70,000 tons of material received from that site to date. The Company currently expects to receive an additional 44,500 tons of material from the Linde site. This total expected amount from the Linde project of approximately 114,500 tons exceeds the original estimate of 75,000 tons from that site. The Linde material began arriving at the Mill in September 2000. The Company intends to continue to marshal its resources and concentrate its operations on the development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Company continues to expect that the development of its alternate feed business can result in a profitable business for the Company, if the Company is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. Despite the Company's successes, however, the Company has not to date developed the required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. See "Alternate Feed Processing."

Process milling of alternate feeds generated $762,230 of the Company's fiscal 2001 revenues, which were approximately 94% of total revenues for the year, as well as deferred revenue of $5,786,113. The alternate feed processing activities in fiscal 2001 consisted primarily of the receipt, sampling and analysis of Ashland 1 material, Linde material, and Heritage material with no actual processing being conducted. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 1998, 1999 and 2000, process milling fees from alternate feed production, combined with revenues derived from uranium produced from alternate feed materials were, $16,373,256, $4,288,515 and $2,743,201, respectively, representing 50, 31 and
17% of total revenues for those periods. The remaining revenues received during those periods were primarily derived from the sale of uranium under long term contracts acquired on the acquisition of the Energy Fuels Assets, and from the sale of uranium and vanadium produced from ores mined from the Company's mines. There were no sales of uranium in fiscal 2001. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but $824,119 of its vanadium inventories. It is therefore expected that future revenues will be primarily from the Company's alternate feed business.

EXPLORATION AND DEVELOPMENT

In the area of exploration and property development, the Company did not undertake any exploration activities in fiscal 2001. Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture in fiscal 2000, the Company's uranium development and exploration program in Mongolia. The project office in Ulaanbaatar was downsized during fiscal 2000 but will be maintained. Due to the depressed commodity price and the forecasted slow price recovery, the decision was made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan-Saihan Joint Venture by $10,963,248. See "Mongolia Property."

In addition, the Company sold its Reno Creek property in fiscal 2001 to a third party in consideration of the assumption by the third party of all reclamation liabilities associated with the project. See "Other U.S. Mineral Properties."

MARKETING

Given the continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts in fiscal 2000. The Company did not produce or sell any uranium in fiscal 2001. Due to depressed vanadium prices the Company continues to hold approximately, 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices continue to be in the lower range of their historical values, trading from $1.25 to $1.55 per pound V(2)O(5) throughout the fiscal year, and trading in the $1.10 to $1.25 per pound V(2)O(5) range as of March 2002.

MOAB TAILINGS PROJECT INITIATIVE

In December 2001, the Company entered into a teaming agreement with Washington Group International, Inc. to make a proposal to the U.S. Department of Energy ("DOE") to relocate the Moab uranium mill tailings to the White Mesa Mill by slurry pipeline. The Moab tailings pile contains an estimated 13 million tons of mill tailings, mill debris, other contaminated soils, and cover material, located near Moab Utah, approximately 90 miles north of the White Mesa Mill. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater due to seepage of pollutants into the River, have lead DOE to investigate several alternatives for final remediation of the pile. The Company and Washington Group expect to submit their proposal to DOE in mid-2002. See "Moab Tailings Project."

                          ALTERNATE FEED PROCESSING

Commissioned in 1980, the White Mesa Mill has processed conventionally mined mineralized material for the recovery of uranium and vanadium for many years. In addition, the Company's NRC license gives the Company the right to process other uranium-bearing materials known as "alternate feeds," pursuant to an Alternate Feed Guidance adopted by the NRC in 1995. Alternate feeds are uranium-bearing materials from other processing facilities, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining byproduct in the Mill's licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Company the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

As of March 29, 2002, the Mill has received thirteen license amendments , authorizing the Mill to process sixteen different alternate feed materials. As of March 29, 2002, the Mill has recovered approximately 1,125,000 pounds of U3O8 from the processing of alternate feed materials. Of these amendments, eight involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These nine feed materials have been relatively high in uranium content and relatively low in volume. The remaining four amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 44,000 tons of FUSRAP material from the Ashland 2 site near Buffalo, New York, and, as of March 29, 2002, is receiving such material from the Ashland 1 and Linde sites, both near Buffalo. The Ashland 1 and Linde sites are estimated to ship approximately 170,000 tons and 115,000 tons, respectively. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded the Ashland 2 contract to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used.

As of March 29, 2002 the Company estimates that there are potentially several hundred thousand tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

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

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically two to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Company to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and need not be remediated within any set time period. It is incumbent upon the Company to identify these types of contracts . Most of these types of contracts are sole-source. As of March 29, 2002, the Company has been successful in obtaining approximately 33% of the contracts for which it submitted a competitive bid and approximately 65% of all contracts sought.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Company's alternate feed projects have been challenged by the State of Utah, which has believed that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company and other parties. As of March 29, 2002, the Company's White Mesa Mill has been granted thirteen license amendments for processing alternate feeds out of fourteen requests (the fourteenth is still pending before the NRC as of March 29, 2002), and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Company's NRC license amendment, that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners reaffirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. See "Item 8. Financial Information - Legal Proceedings."

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

The Company continues to expect that the development of the business of recycling uranium-bearing materials can result in a profitable business for the Company. As noted above, there are potentially several hundred thousand tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for several years. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient capacity to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. Despite its successes in developing this new business opportunity and the receipt of alternate feed materials from various sources, the Company has not to date developed this required backlog of alternate feed business to result in sustained profitable operations for the Company. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. As a result of the Company's shutdown of its exploration and mining activities (see "Current Operations"), the Company is focusing its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Company cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities as they may arise.

                            MOAB TAILINGS PROJECT

The Company entered into a teaming agreement with Washington Group International, Inc. ("Washington Group") in December 2001 to submit a technical and financial proposal to the U.S. Department of Energy ("DOE") to relocate the Moab uranium mill tailings to the White Mesa Mill.

The Moab Uranium mill tailings pile, located at the former Atlas Minerals Corporation site, approximately three miles north of Moab, Utah, which is located approximately 90 miles north of the White Mesa Mill, is now under the control of DOE. The Moab tailings pile contains an estimated 13 million tons of mill tailings, mill debris, other contaminated soils and cover material. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater and seepage of pollutants into the river, have lead DOE to investigate several alternatives for final remediation of the pile.

One alternative is to remediate the tailings on-site through the use of an engineered rock armor cover. Although this appears to be initially less costly, a number of federal and state agencies, local business interests, downstream water users, and environmental groups are objecting to this final closure alternative. Concerns raised by some of the more than 30 million downstream users of the Colorado River focus on the risk of continued long-term contamination of site groundwater and the Colorado River, as well as actual long-term costs for monitoring and maintenance. In addition to the remediation in-place alternative, DOE is currently evaluating alternatives for relocating the pile to the White Mesa Mill using a slurry pipeline or to other potential relocation sites using alternative transportation methods. Based on a preliminary plan prepared by DOE, the cost for relocation to one of these other potential sites has been estimated by DOE to be between US$365 and US$450 million.

The Company and Washington Group believe that relocation of the Moab tailings to the White Mesa Mill has many economic, technical, and environmental advantages over in-place final closure or relocation to a new, unproven disposal site. The Company and Washington Group believe that relocating the tailings via slurry pipeline to the White Mesa Mill will enhance long-term environmental, social, and aesthetic values as well as public health and safety. Engineering on the project to date by the Company and Washington Group indicates that utilization of proven pipeline technology, which has a long history of safe operations, will be the least disruptive to the local communities, enable the relocation to be completed faster, and based on preliminary estimates, will be economically attractive compared to other relocation options being considered.

The Company and Washington Group currently expect to provide to DOE a formal proposal for the White Mesa Mill alternative during fiscal 2002. DOE is not expected to make its decision on which alternative to pursue before the latter part of 2002, at the earliest. Any alternative chosen by DOE will be subject to receipt of funding from the U.S. Congress. However, it is anticipated that some funding for pre-engineering work required for the project will be available from existing sources. Once DOE determines the preferred alternative and permitting and funding have been obtained, relocation of the pile will take several years to complete.

Washington Group, a leading international engineering and construction firm, with more the 35,000 employees at work in 43 states and more than 35 countries around the world, offers a full range of science, engineering, construction, program management and development services in 14 major markets. Additionally, Washington Group brings extensive experience in uranium mill tailings remediation programs through its role as construction manager from 1983 through 1999 for DOE's US$780 million uranium mill tailings remediation program at 22 sites.

The combination of the Company and Washington Group creates a team with operating and engineering expertise, tailings management experience, remediation contracting expertise and an existing uniquely qualified disposal site at the White Mesa Mill. The Company believes that this puts the Company and Washington Group in an ideal and unique position to make an attractive proposal to DOE for this project.


                             THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby, and has sold all of its uranium inventories and supply contracts, it nevertheless produces some uranium from the processing of alternate feed materials. While the processing of alternate feed materials is often associated with a processing fee payable to the Company, and hence the revenues derived from alternate feed processing are typically sheltered from the full effects of changes in the price of uranium, the value of the uranium produced is still dependent upon uranium prices. Also, the value of the Company's uranium properties can be dependent upon changes in uranium prices. For these reasons, the Company has included a brief description of the uranium industry, as of March 29, 2002.

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

According to the World Nuclear Association ("WNA"), there are 103 nuclear reactors in the United States and a total of 434, worldwide, representing a total world nuclear capacity of 351 GWe. The WNA reports in one case that world nuclear generating capacity is expected to grow to 379 GWe by 2010 and 405 GWe by 2020. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

Generally, uranium is mined and milled, converted, enriched and fabricated prior to use in a nuclear reactor. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined either by underground, open pit or in situ methods then partially refined at a nearby mill to produce uranium concentrates. Typically, the uranium concentrate or U(3)O(8), or yellowcake, as it is referred to in the industry, is sold by the mining companies to electricity utilities in the form of U(3)O(8). Market participants, such as utilities, then contract with the converters, enrichers, and fuel fabricators for services to further refine the yellowcake for use in a nuclear reactor.

URANIUM SUPPLY AND DEMAND

According to the WNA, annual Western World uranium consumption has increased from approximately 56 million pounds in 1980 to about 142 million pounds in 2000. Demand could increase by increased plant operating capacities or reduced by premature closing of nuclear power plants.

Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets, as further described below.

According to the WNA, primary uranium production has been relatively stable over the past three years at approximately 73 million pounds of uranium. Of this, Canada and Australia accounted for approximately 49% of total production. The United States production only represented about 5% or
3.8 million pounds U, of primary production over the last three years.

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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U(3)O(8) with a record high of 42 million pounds U(3)O(8) in 1995. In 2001, the total volume was 16.7 million pounds U(3)O(8), which was up marginally from 2000. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following four years largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but have risen to $9.30 by September 2001 and $9.95 by March 2002.

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

COMPETITION

The Company markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily on the basis of price. Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2000, four (4) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), WMC Limited and Energy Resources of Australia Ltd. ("ERA"), produced over 56% of total world output. Most of Western World production was from only five countries: Canada, Australia, Namibia, and the United States. In 2000, Kazakhstan, Russia and Uzbekistan also supplied significant quantities of uranium annually into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing 22 million pounds uranium on average over the past three years, or about 30% of total world production. The Company's total production is a small percentage of total Western World production.

                             THE VANADIUM MARKET

The following is a brief summary of the vanadium market as of March 29, 2002.

As a co-product of the production of uranium from the Colorado Plateau District ores, the Company has produced and sells vanadium. As of March 29, 2002, the Company holds an inventory of approximately 424,000 pounds V(2)O(5) blackflake and approximately 144,000 pounds V(2)O(5) as vanadium pregnant liquor.

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

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. Vanadium prices continued to be in the lower range of their historical values trading from $1.25 to $1.55 per pound V(2)O(5) throughout the fiscal year, and are trading in the $1.10 to $1.25 per pound V(2)O(5) range as of March, 2002.

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

Vanadium has been largely producer-priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company will be based on weekly quotations of the London Metal Exchange ("LME"). Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

C. ORGANIZATIONAL STRUCTURE

The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its subsidiaries, including the name, country of incorporation and proportion of ownership interest is included as Exhibit 1.1 to this Form 20-F.

All of the Company's U.S. assets are held through the Company's wholly owned subsidiary International Uranium Holdings Corporation. International Uranium Holdings Corporation holds its assets through a series of Colorado limited liability companies: the White Mesa Mill through IUC White Mesa LLC; the Colorado Plateau mines through IUC Colorado Plateau LLC, IUC Sunday Mine LLC and IUC Properties LLC; the Arizona Strip properties through IUC Arizona Strip LLC; and the Bullfrog and other exploration properties through IUC Exploration LLC. All of the U.S. properties are operated by International Uranium (USA) Corporation, a wholly owned subsidiary of International Uranium Holdings Corporation. The Reno Creek property, which the Company sold in fiscal 2001 and the Dewey Burdock property, which the Company dropped in fiscal 2000, had been held by IUC Reno Creek LLC. That company currently holds no assets of any significance.

The Company's 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company.

D. PROPERTY, PLANTS AND EQUIPMENT

The following is an overview of the properties held by the Company as of March 29, 2002:

                               WHITE MESA MILL

OVERVIEW

The White Mesa Mill, a fully permitted uranium mill with a vanadium co-product recovery circuit, is located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill started in 1979, and conventionally mined uranium mineralized material was first processed in May 1980. The Mill cost $40 million to construct; with inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount today. The Mill is in compliance with NRC and EPA standards, and is a standard design with both uranium and vanadium circuits.

During mining, uranium mineralized material is received at the Mill and stockpiled. The material is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION AND OPERATING STATUS

The Mill has been on standby since the completion of the conventional Mill run in November 1999. During this period of standby the Mill has been receiving and stockpiling alternate feed materials from the Ashland 1 and Linde FUSRAP sites, as well as other alternate feed materials. The Company intends to maintain the Mill on standby status until a sufficient stockpile of alternate feed material has been accumulated at the Mill to justify an efficient Mill run, at which time the Mill will re-commence operations. The Mill is maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals or any significant capital expenditures. In addition to receiving and stockpiling alternate feed materials for future processing, the primary focus of the personnel at the Mill is to ensure that the operating status of the Mill is maintained, so that the Mill remains ready for operation at any time.

INVENTORIES

As of March 29, 2002, there were no inventories of U(3)O(8) at the Mill. As of that date, there were approximately 424,000 pounds of vanadium, as black flake, and approximately 144,100 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of March 29, 2002, for approximately another 160,000 tons of tailings solids, after taking into account materials that are expected to be received under existing contracts. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damage to the seams in the liner for Cell No. 4A. This cell contains no tailings at present, and the damage is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The environmental assessment for the Mill permits that a total of three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of 12 years of operation at 2,000 tons per day, 260 operating days a year.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings Cell No. 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount. It is not expected that these expenditures will be required during fiscal 2002.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Company completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; and, in 1999 the Company completed the processing of two alternate feed sources and the majority of its 87,250 ton conventional mill run. Since that time the Mill has been on standby.

OPERATION AT REDUCED CAPACITY

Design capacity of the Mill is 2,000 tons per day of mined material, which would yield 6 million pounds U(3)O(8) per year from Arizona Strip ore or 3.5 million pounds per year of U(3)O(8) and up to 18 million pounds per year of V(2)O(5) from Colorado Plateau materials. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

The Company has modified the Mill to a reduced effective capacity of approximately 1,050 tons of material per day. This will allow the Mill to be run more frequently and will reduce the amount of time that material is stockpiled. However, the unit cost of milling materials increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill.

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

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs are summarized as follows:

                        WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                                $1,530,031
Tailings cell #2 Reclamation                                         1,152,941
Tailings cell #3 Reclamation                                         1,624,184
Tailings cell #4A Reclamation                                          127,165
Tailings cell #1 Reclamation                                         1,308,315
Miscellaneous - management, hygiene, radiation, etc.                 1,913,204
                                                                     ---------
Direct Costs                                                         7,655,840
Contractors' Profit                                                    765,584
Contingency                                                          1,148,376
Licensing and bonding                                                  153,117
Long term care fund                                                    642,541
                                                                       -------

TOTAL ESTIMATED COSTS                                              $10,365,457
                                                                   ===========


On April 16, 2001 the NRC issued amendment No.19 to the Mill license which increased the surety from $10,064,794 to $10,365,457.

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

                   SUMMARY OF MINERALIZED MATERIAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's various properties, as of March 29, 2002:

Conventional Mines

                     Project          Mineralized Tons        %U(3)O(8)        %V(2)O(5)
                     -------          ----------------        ---------        ---------

Arizona Strip Mines(1),(4)
         Arizona(1)                        80,000             0.652
         Canyon                           108,000             0.903
         Pinenut                          110,000             0.427
                                        ---------             -----
         Total Arizona Strip              298,000             0.660

Colorado Plateau(2),(4)                 1,506,750             0.206        1.208

Bullfrog Project(3),(4)                 1,937,000             0.334
                                        ---------             -----


        (1) The reported mineralized tons for the Arizona Strip mines include extraction dilution losses (which includes mining dilution and mining recovery losses).

        (2) The reported mineralized tons for the Colorado Plateau mines include extraction dilution losses (which includes mining dilution and mining recovery losses).

        (3) The reported mineralized tons for the Bullfrog Project do not include extraction dilution losses.

        (4) Processing of uranium bearing material in a uranium/vanadium recovery mill normally results in recovery of approximately 94% to 98% of the contained uranium and 70% to 80% of the contained vanadium. Milling Recovery losses are not included in the foregoing table.

In-Situ Leach Projects(5)

                     Mineralized Tons                      % U(3)O(8)
Mongolia JV             21,672,000                         0.052

        (5) Total uranium recovery from ISL projects is normally in the range of 70% to 75% of the in place mineralization. These recovery losses are not incorporated in the foregoing figures for the Registrant's ISL projects.

The Company mined uranium and vanadium-bearing mineralized material from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 to mid-1999. In mid-June, 1999, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Company has also written-off the carrying value of its mineral properties for the same reason. None of the Company's mineral properties should be considered economically viable at this time; hence none of the above properties should be considered to contain "reserves" but should be classified as "mineral deposits."

                          COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950s this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Company) in the Uravan area is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

EXPLORATION POTENTIAL

The uranium mineralization found in the Colorado Plateau was deposited in alluvial fans by braided streams. The shape and size of the mineralized lenses are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a lense and then merely following its erratic path, with little additional surface exploration drilling other than development drilling in the course of following the lense. This is unlike other types of mining where mineralization is almost completely delineated by surface explorative drilling prior to mining.

The unusual nature of these deposits has therefore traditionally resulted in a limited amount of resources being dedicated to delineate reserves prior to mining. Traditionally, there will be some reserves that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of reserves will remain delineated at the end of the year. This pattern has persisted since the 1940s.

Based on this history of production from the Colorado Plateau, the Company believes, that if commodity prices improve, the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

Presently mineral deposits estimated to contain approximately 1,506,750 tons with an average grade of 0.206% U(3)O(8) and 1.208% V(2)O(5) have been identified by the Company in its Colorado Plateau properties. These estimates take into account extraction dilution losses, but do not include milling recovery losses, which are estimated to be 2% to 6% for uranium and 20% to 30% for vanadium.

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

Individual deposits are small, varying in length from a few hundred to several thousand feet and in width from a hundred to a thousand feet. Thickness varies from a few inches to several tens of feet, but generally average between two to five feet. Mines often contain several such mineralized deposits. The host sediments are generally flat lying to low dipping with little structural deformation.

OPERATIONS

The Company's principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, and East Canyon
(Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending a significant improvement in commodity prices. The location of these mines is indicated on the following figure:

                                    [MAP]

The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of mine development activities. The Company continued the mining of uranium and vanadium bearing materials from these mines until mid-1999. During this mining campaign a total of approximately 81,500 tons of mineralized material with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% was mined from these mines. This mineralized material together with approximately 5,750 tons of mineralized material from independent mines was milled at the White Mesa Mill during the period June 1999 to November 1999, to recover approximately 487,000 pounds of U(3)O(8) and 2.0 million pounds of V(2)O(5). At that time, the Company elected to suspend operations at these mines as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shutdown of the mines took several months to complete, and the process of shutting the mines down was completed in November 1999. The mines continue to remain in a shutdown status pending a significant improvement in commodity prices.

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

The Company owns a number of permitted mines, partially developed properties, known deposits and well developed prospects in the Arizona Strip, all of which have been shut down pending a significant improvement in commodity prices.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but have been placed on shut down status pending a significant improvement in commodity prices. Mineral from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

Due to the shutdown of mining activities and the Company's initiatives to reduce the holding costs of its U.S. mineral properties, the Company sold its field office in Fredonia Arizona, effective March 31, 2000.

MINE DEVELOPMENT

The mineral deposits occur in collapsed breccia pipes and range from 1,000 to 1,800 feet below surface with a vertical extent of up to 600 feet thick. Each of the mines in the Arizona Strip consists of one breccia pipe. The pipes typically are 200 to 400 feet in diameter. Within this envelope the mineral deposits can be at times massive but often are irregular and discontinuous.

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

Uranium mineralization is hosted by the breccia in a sand, silt, and clay matrix. The principal uranium mineral, pitchblende, occurs primarily in the matrix, filling voids between sand grains and replacing rock fragments. Pyrite is the principal gangue mineral. Calcite and gypsum are common cementing minerals. Copper, lead and zinc minerals may also be present.

Nearly always, the pipe is haloed by alteration or a zone of bleaching resulting from the partial removal of red iron minerals from formations surrounding the pipe. "Ring fractures" are often seen at the pipe margins. These fractures may also be an important host for associated mineralization and reserves.

DESCRIPTION

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down pending a significant improvement in commodity prices. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U(3)O(8). These estimates take into account extraction dilution losses, but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure:

                                    [MAP]

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects, from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

Energy Fuels conducted an extensive exploration program in the Arizona Strip. Since 1980, Energy Fuels identified in excess of 1,300 breccia pipe targets. Of these, Energy Fuels drilled at least one hole on 140 breccia pipe targets, of which 62 were verified to be breccia pipes, and identified mineralization in 42 of these. The Company acquired the most prospective of the breccia pipes discovered by Energy Fuels; select known breccia pipes with identified mineralization are still held by the Company.

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

More than 2,200 rotary drill holes have been completed on the Bullfrog property. There are no surface or underground workings or infrastructure on the property. The location of the Bullfrog property is indicated on the figure under the heading "Colorado Plateau District - Operations."

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,000 tons at a grade of 0.334% U(3)O(8). A higher grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.417% U(3)O(8). These estimates do not take into account extraction dilution losses or milling recovery losses.

RENO CREEK PROPERTY

The Reno Creek Property is a potential uranium in situ leach ("ISL") mine project located in the Powder River Basin of northeastern Wyoming, 47 miles south of Gillette. Access to the property is by state highway, which cuts through the property. The location of the Reno Creek Property is indicated on the following figure:

                                    [MAP]

Uranium at Reno Creek occurs in mineral sands at depths from 300 to 420 feet below surface. The roll fronts in the area are typically low grade (average less than 0.15% U(3)O(8) and thick (average up to 17 feet). About 4,000 drill holes are completed and logged on the property. In the 1980s, a field pilot plant was operated on the property. The pilot plant demonstrated that an ISL process could mine uranium and that the ground water can be restored after mining.

Due to the weak uranium market, the Company suspended all licensing work on its Reno Creek property, and portions of the Reno Creek property were dropped in fiscal 1999. As of January 31, 2001, the Company estimated remaining mineral deposits to contain approximately 4.3 million tons of mineralized material at an average grade of 0.075% U(3)O(8). Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place mineralization. These recovery losses are not incorporated into these figures. The Company sold this property to a third party in fiscal 2001, in consideration of the party assuming the reclamation liabilities associated with the property and removing the Company from its current and future obligations with respect to the properties. The Company no longer has an interest in this property.

                              MONGOLIA PROPERTY

OVERVIEW AND PROJECT STATUS

The Company owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds five concession blocks that, as of March 29, 2002, cover a total of 12,100 square kilometers in central eastern Mongolia. The other participants in the Joint Venture are the Mongolian government and a Russian geological concern, each as to 15 percent.

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions, and has discovered mineral deposits containing approximately 21.67 million tons of mineralized material at an average grade of approximately 0.052% U(3)O(8) amenable to the in situ leach method of mining.

Due to the depressed uranium market and current market forecasts, the Company shut down the Joint Venture's field operations during fiscal 2000. The project office in Ulaanbaatar was also downsized significantly during the year, but will be maintained. Reclamation and remediation costs for these activities, which are the responsibility of the Joint Venture, were not significant and were funded through the sale of surplus Joint Venture equipment and assets. The Company intends to maintain the project on a shutdown status until market conditions warrant additional investment or the Company locates an additional Joint Venture participant. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian government, the Joint Venture is able to hold its land position at minimal cost.

                                  PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Company has shut down all of its mines. The Company intends to keep those properties on a shut down status indefinitely, pending a significant improvement in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

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

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of March 29, 2002, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

OTHER COLORADO PLATEAU MINES

The Rim, Van 4 and certain other Colorado Plateau mines are also permitted for mining.

ARIZONA STRIP MINES

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is near the southern rim of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an environmental impact statement by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan set forth by Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site after the appeals were decided due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Company is currently working to obtain the Aquifer Protection permit for the Canyon Mine.

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

The total amount of the estimated reclamation liability is approximately $12.35 million with restricted cash and marketable securities of approximately $10.5 million securing the liability, as of September 30, 2001. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at approximately $10.4 million. The Company has posted a reclamation bond to the NRC for this amount.

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

In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new Regulations impose significant requirements on permitting of operations and on plans for reclamation and closure of mining operations on public lands. The new Regulations were challenged by industry and a revised final rule was issued on December 31, 2001. The new 3809 regulations impose additional requirements on permitting of mines on federal lands and may have some impact on the closure and reclamation requirements for Company mines on public lands. However, the final rule deleted many of the onerous conditions that were included in the initial version of the new regulations. The Secretary of the Interior noted that many of the revisions that were made in the final rule were dictated by limitations and enforceability restrictions under the current law.

Final closure and reclamation plans will continue to be developed by the state regulatory authorities and the BLM in those states where the Company has permitted mines. Although the ultimate impact on reclamation bonds held by the Company is yet to be determined, substantial increases in final reclamation requirements, and hence the associated reclamation bonds posted by the Company, are not expected beyond the normal bond increases required due to escalation.

                            SWISS ROYALTY INTEREST

Two Swiss Utilities acquired a 40% limited partnership interest in almost all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled mineralized material, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty was applicable to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, most of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest did not apply to the Mongolia Property, nor to any tolled mineralized materials, or purchased mineralized materials from third parties, or Alternate Feeds processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2001, 2000, and 1999, should be read in conjunction with the consolidated financial statements of the Company and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Please refer to Note 16 of the Consolidated Financial Statements for a discussion of the differences between Canadian and United States accounting principles and practices that affect the Company.

A. FISCAL 2001 VERSUS FISCAL 2000

RESULTS OF OPERATIONS

IUC recorded a net loss of $2,822,876 ($0.04 per share) for the year ended September 30, 2001, compared with a net loss of $15,244,651 ($0.23 per share) for 2000. Results for 2001 included a non-cash charge of $300,663 for expenses associated with an increase in Mill reclamation obligations and an increase to the carrying value of the other asset of $760,000 to reflect current uranium prices. For 2000, results included non-cash charges of $11,986,663 for asset write-downs, $1,308,875 for a net decrease to the carrying value of the other asset and the offsetting deferred credit to reflect then current uranium prices and a non-cash gain of $1,073,205 from a decrease in reclamation obligations. The other asset and the offsetting deferred credit represent a put option entered into in fiscal 1999, which grants a third party the option to put up to 400,000 pounds of U(3)O(8) back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003.

As a result of a review and evaluation of its U.S. mining properties, the Company completed the sale of its Reno Creek in-situ project, a uranium deposit located in the Powder River Basin of Wyoming. The buyer assumed the reclamation liabilities and the Company was removed from all future obligations with respect to the property. This transaction resulted in a $143,000 reduction in reclamation liabilities. No other properties were sold during fiscal 2001, and no severance or other obligations were outstanding at year-end. Proceeds from the sale of surplus mining equipment were $41,907 for fiscal 2001, resulting in a loss of $143,929.

Revenues for fiscal 2001 of $809,763 consisted primarily of process milling fees generated under the Company's three alternate feed processing agreements. Revenues for fiscal 2001 decreased $15,250,409 or 95% as compared to fiscal 2000. The decrease was due primarily to the Company's decision to sell in fiscal 2000 all of its uranium inventory and long-term uranium sales contracts. As a result of this decision, there were no uranium revenues in fiscal 2001. Due to the continued weak markets for vanadium, the Company elected not to sell the majority of its vanadium inventory. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices continue to be in the lower range of their historical values, trading from $1.25 to $1.55 per pound V(2)O(5) throughout the fiscal year, and trading in the $1.10 to $1.25 per pound V(2)O(5) range as of March 2002.

Process milling fees for fiscal 2001 of $762,230 decreased $72,254 or 9% as compared to process milling fees of $834,484 for fiscal 2000. Alternate feed processing activities in fiscal 2001 have consisted primarily of the receipt, sampling and analysis of the Ashland 1, Linde and Heritage materials. Approximately 88,900 tons of material was received during the fiscal year bringing the total received to over 214,200 tons from the Ashland 1, Linde and Heritage sites. The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.

Cost of products sold for fiscal 2001 were $22,108 as compared to $12,643,509 in fiscal 2000, a decrease of $12,621,401. The decrease was due to the lower volumes of uranium and vanadium sold. During fiscal 2001, the Company sold no uranium and 22,108 pounds of vanadium as compared to 1,165,652 pounds of uranium and 1,287,553 pounds of vanadium during fiscal 2000.

Process milling expenditures for fiscal 2001 of $766,961, which represent the costs incurred receiving alternate feed materials, increased $277,183 or 57% as compared to process milling expenditures of $489,778 for fiscal 2000. During fiscal 2001 and fiscal 2000, the Company did not process any alternate feed materials. The Company is currently building a sufficient stockpile of material to allow for a longer, more efficient, processing campaign. Processing of the Ashland 1, Linde and Heritage material is currently scheduled to begin during the third quarter of fiscal 2002.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) materials, the Company continues to receive deliveries of alternate feeds from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of September 30, 2001, there were approximately 3,900 tons of these materials at the Mill.

Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

As of April 1, 2001, the State of Utah enacted the Radioactive Waste Tax Act, which imposes a $0.10 per cubic foot, or approximately $1.50 - $2.00 per ton tax on alternate feed material received at the Mill. The Act imposes similar taxes on commercial radioactive waste disposal facilities in Utah. The Radioactive Waste Tax is to be paid by the generator of the material and applies to contracts entered into on or after April 30, 2001.

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. The Mill has been on stand-by since the second quarter of fiscal 2000, when the conventional ore mill run was completed. The Mill is maintained in good operating condition and is capable of commencing a mill run at any time, without the need for regulatory approvals or any significant capital expenditures. Mill stand-by expenditures were $2,675,090 for fiscal 2001 as compared to $2,144,984 for fiscal 2000. The increase of $530,106 or 25% was due to twelve months of stand-by in fiscal 2001 versus nine months in fiscal 2000. The increase in costs due to the longer duration of stand-by was partially offset by the results of significant staff reductions at the Mill in the second quarter of fiscal 2000.

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2001 were $2,222,478 as compared to $4,044,761 for fiscal 2000, a decrease of $1,822,283 or 45%. The decrease related primarily to the Company's decision at the end of the second quarter of fiscal 2000 to significantly reduce overhead costs and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. The reduction in overhead costs was accomplished through reductions in corporate staff and other overhead expenditures required to conduct the finance, information systems, and administrative functions of the Company, as well as dropping nonessential property holdings and eliminating mining staff, to minimize holding costs for its mining properties.

Net interest and other income for fiscal 2001 was $1,558,194 as compared to $714,162 for fiscal 2000. The increase of $844,032 is primarily the result of improved interest income from the higher cash balances available for investment, as well as a decrease in interest expense incurred on the Company's working capital line of credit with Wells Fargo Bank, NA. In January 2001, as a result of its strong cash position, the Company elected to cancel its $5,000,000 working capital loan agreement with Wells Fargo Bank, NA.

B. FISCAL 2000 VERSUS FISCAL 1999

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

Also, due to depressed commodity prices, the Company's Arizona strip field office, located in Fredonia Arizona, was shut down effective March 31, 2000. All labor, including severence, and disbursements incurred during fiscal 2000 in the process of shutting down the Fredonia office were expensed as Selling, General and Administrative as incurred. There were no shut down or reclamation obligations associated with the shut down of the Fredonia office; therefore, no additional costs were required to be accrued at fiscal year end. Also, in February 2000 the Company commenced actively seeking potential purchasers for its U.S. mining properties and taking other steps, such as dropping nonessential property holdings and reducing mining staff, to minimize its holding costs for mining properties. No other properties were sold during fiscal 2000 and no severance obligations were outstanding at year end. Sales of mining equipment began in June 1999 and continued through October 2000. Proceeds from the sale of surplus mining equipment were $627,211 for fiscal 2000, resulting in a loss of $4,675. As the expected net realizable value of the Company's mining equipment at the end of fiscal 2000 was equal to or greater than its book value, no change in classification of mining equipment was made as a result of the decision to sell the equipment.

Revenues for fiscal 2000 and 1999 of $16,060,172 and $14,046,832, respectively, consisted of uranium sales, vanadium sales and process milling fees. Revenues for fiscal 2000 increased $2,013,340 or 14% as compared to fiscal 1999. Uranium sales for fiscal 2000 were $12,810,100 as compared to $9,611,450 in fiscal 1999, an increase of $3,198,650 or 33%. The increase was due primarily to the Company's decision to sell all of its remaining long-term contracts and uranium inventory. Vanadium sales for fiscal 2000 were $2,415,588 as compared to $146,867 in fiscal 1999, an increase of $2,268,721.
The increase was due primarily to the Company's decision to sell in fiscal 1999 only a very small quantity of the vanadium it produced that year.

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

In addition to FUSRAP materials, the Company continues to receive deliveries of alternate feeds from a nuclear fuel cycle operator under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed, it will produce uranium from these materials, which will then be sold in later periods.

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

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses were $4,044,761 or 25% of revenues for fiscal 2000 compared to $4,445,190 or 32% of fiscal 1999 revenues. The decrease of $400,429 related primarily to the Company's decision at the end of the second fiscal quarter to significantly reduce overhead costs, and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. It is expected that these reduced levels of overhead expenditures will continue to decline through fiscal 2001 as the Company continues to pursue other alternate feed projects and evaluates other potential opportunities.

In fiscal 2000, due to the continued depressed price of uranium and vanadium, the Company reduced the carrying value of its finished goods inventories by $1,026,415. These same low commodity prices, combined with low expectations of any appreciable price recovery in the near term, resulted in the Company reducing the carrying value of its investment in the Gurvan-Saihan Joint Venture by $10,963,248. The write-down differs under U.S. GAAP because, under U.S. GAAP, exploration costs are expensed as incurred whereas, under Canadian GAAP, exploration costs were deferred until the project was written-off. In addition, the Company adjusted the carrying value of the Other Asset and the offsetting Deferred Credit by a net $1,308,875 to reflect the Company's perception of future market prices. The Other Asset and Deferred Credit represent a put option entered into in fiscal 1999, which grants a third party the option to put up to 400,000 pounds of U(3)O(8) back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 1, 2003.

C. CAPITAL RESOURCES AND LIQUIDITY

The Company's financial condition remains strong. At September 30, 2001, the Company had cash and short-term investments of $14,052,552 and working capital of $5,073,981 as compared to cash and short-term investments of $11,650,600 and working capital of $10,556,005 at September 30, 2000. The decrease of $5,482,024 in working capital was primarily due to the Company's current plan to begin processing alternate feed material beginning in the third quarter of fiscal 2002. As a result of this plan, deferred revenue of $12,197,301 was accounted for as a current liability.

Net cash used in operating activities was $2,048,229 for the fiscal year ended September 30, 2001 and consisted primarily of the loss from continuing operations of $2,822,876 partially offset by a decrease in accounts receivable of $892,826. The decrease in accounts receivable was primarily due to a lower level of alternate feed material received at the Mill during the fourth quarter, as the receipt of the Ashland 1 materials has declined and the receipt of Heritage materials is nearly complete. Receipt of Linde materials is expected to continue throughout fiscal 2002, although at significantly reduced tonnages as compared to fiscal 2001.

Net cash used in investing activities was $13,016,359 for the fiscal year ended September 30, 2001 and consisted primarily of short-term investment purchases of $13,070,658. In order to maintain safety of principal and to meet operational liquidity requirements, it is the policy of the Company to invest the majority of its available cash balances in short-term fixed income securities (high quality corporate bonds and U.S. Treasury securities), short-term money market instruments (certificates of deposit, commercial paper and other money market instruments) or marketable securities.

Net cash provided by financing activities during the fiscal year ended September 30, 2001 totaled $5,779,332 and consisted primarily of an increase in deferred revenues of $5,786,113. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde and Heritage materials are processed in future periods, the deferred revenue will be reclassified as revenue. The cost of processing these materials will be recorded as process milling expenditures and the Company's cash position will decrease by the cost of processing.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy working capital requirements and capital expenditures for the next twelve months. The Company is projecting only minor expenditures during fiscal 2002 for property, plant and equipment.

D. ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company also formally reviews costs when it submits license renewal applications to regulatory authorities. Based on this review the Mill reclamation obligation was increased by $300,663 in fiscal 2001. The sale of the Reno Creek property resulted in a reduction in reclamation obligations of $143,000. As a result, the Company's reclamation obligation was increased by a net of $157,663 to $12,350,157 which is currently sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities on account of these obligations. For fiscal 2001 and 2000, the amount of these restricted investments collateralizing the Company's reclamation obligations was $10,525,073 and $8,870,989, respectively. The increase of $1,654,084 was primarily due to the Company depositing an additional $1,063,620 to secure its reclamation obligations. On December 31, 2001, the Company deposited an additional $1,680,000 to bring its collateral to 100% of the bonded amounts as required by the bonding company.

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

E. RESEARCH AND DEVELOPMENT

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

F. TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its mining and exploration activities in 1999, and has shutdown all of its mines and its Mongolian joint venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $9.95 per pound U(3)O(8) as of March 2002, the vanadium price has fallen even further to approximately $1.10 to $1.25 per pound V(2)O(5).

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

G. OUTLOOK FOR 2002

The Company has redefined the focus of its business activities.

Historically, the Company's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Company suspended all U.S. mining activities in 1999. The Company intends to keep those properties in a shutdown status indefinitely, pending any significant improvements in commodity prices. The Company is also seeking potential purchasers for its mining properties and mining equipment.

As a result of this reduction in exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business. The Company will also continue to evaluate other opportunities unrelated to its mining and alternative feed activities, as they may arise.

While the Company has had some success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to become profitable and continue with its pursuit of this business in the future.

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

Based on current projections, processing of alternate feed material at the Mill is scheduled to begin in the third quarter of fiscal 2002 and continue through the end of the fiscal year. The current backlog of material allows for approximately nine months of processing. The timing and duration of the mill run will depend in large part on the schedule for deliveries of materials to the Mill under the Company's existing alternate feed contracts.

On January 16, 2002 the prime contractor, IT Corporation ("IT"), for the Ashland 1 and Linde projects filed for protection under Chapter 11 of the United States Bankruptcy Code. IUC's contracts for both of these projects are with IT, which has contracts with the U.S. Army Corps of Engineers (the "Corps"). As of March 29, 2002 the Company has outstanding receivables from IT of $910,179. The contracts that IT has with the Corps that impact IUC are included as part of a purchase agreement that is currently being negotiated between IT and a prospective purchaser of certain of IT's assets. It is the Company's understanding that, as part of this agreement, all outstanding amounts owing to IUC by IT will be paid in full upon completion of the sale. In addition, IT has received some interim financing from which IUC has received some monies to pay for outstanding receivables. Based on the foregoing, IUC has not set up an allowance for the IT outstanding receivables.

H. RISKS AND UNCERTAINTIES

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Certain of the Mill's license amendments have been challenged by various third parties, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

I. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of March 29, 2002, are as follows:


               DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                       COMMON SHARES OF
                                                         THE COMPANY
                                                     BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                      PERIOD OF         INDIRECTLY, OR
    NAME AND MUNICIPALITY OF         SERVICE AS A       CONTROLLED OR        PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
            RESIDENCE                  DIRECTOR          DIRECTED(1)                            COMPANY(3)
----------------------------------------------------------------------------------------------------------------------------------
JOHN H. CRAIG                        May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell LLP;
Toronto, ON                               to               155,000         Director of a number of publicly-traded companies,
                                       present                             including: International Curator Resources Ltd. and
                                                                           Tenke Mining Corp.
----------------------------------------------------------------------------------------------------------------------------------
DAVID C. FRYDENLUND                  May 9, 1997                           Vice President, General Counsel, Chief Financial
Lone Tree, CO                             to               200,000         Officer and Corporate Secretary of the Company.
                                       present
----------------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER J. F. HARROP             May 9, 1997                           November 1994 to present, Senior Vice-President and
Toronto, ON                               to               300,926         Director, Canaccord Capital Corp.
                                       present
----------------------------------------------------------------------------------------------------------------------------------
RON F. HOCHSTEIN                    April 6, 2000                          President and Chief Executive Officer of the Company
Lakewood, CO                              to               100,000         since April 6, 2000; from January 31, 2000 to April
                                       present                             6, 2000, Vice President and Chief Operating Officer
                                                                           of the Company.
----------------------------------------------------------------------------------------------------------------------------------
LUKAS H. LUNDIN(2)                   May 9, 1997                           Chairman of the Board of the Company; Director and/or
Vancouver, BC                             to               458,500         officer of a number of publicly-traded natural
                                       present                             resource companies, including: Lundin Petroleum AB,
                                                                           Atacama Minerals Corp., Santa Catalina Mining Corp.,
                                                                           International Curator Resources Ltd., Tenke Mining
                                                                           Corp., Tanganyika Oil Company Ltd. and South Atlantic
                                                                           Resources Ltd.
----------------------------------------------------------------------------------------------------------------------------------
WILLIAM A. RAND                      May 9, 1997                           Self-employed businessman; Director of a number of
Vancouver, BC                             to                 Nil           publicly-traded companies, including: Lundin Oil AB,
                                       present                             Santa Catalina Mining Corp., International Curator
                                                                           Resources Ltd., Tenke Mining Corp., Tanganyika Oil
                                                                           Company Ltd. and South Atlantic Resources Ltd.
----------------------------------------------------------------------------------------------------------------------------------

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

All of the above-named directors have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:

- Mr. Ron Hochstein was Vice President, Corporate Development of the Company from October 11, 1999 to January 30, 2000, and was an engineering consultant with the AGRA-Simons Mining Group, an engineering and consulting firm, from July 1995 to October 1999.

- During the period August 1998 to August 1999, Mr. Harrop was Chairman and a director of Northern Securities Inc.

-    During the period July 1996 to July 1997, Mr. Frydenlund was
     Vice-President of Namdo Management Services Ltd., a management services company. Prior to July 1996, Mr. Frydenlund was a partner with the law firm of Ladner Downs, Vancouver, British Columbia.

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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2001:

                             ANNUAL COMPENSATION
                    FOR THE YEAR ENDED SEPTEMBER 30, 2000

                                                                                SECURITIES
                                                                                  UNDER
                                                                                 OPTIONS/
   NAME AND PRINCIPAL                                      OTHER ANNUAL        SARS GRANTED         ALL OTHER
        POSITION            SALARY(1)      BONUS           COMPENSATION            (#)            COMPENSATION
--------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein             160,000        Nil                Nil                  Nil                Nil
President and Chief
Executive Officer(2)
--------------------------------------------------------------------------------------------------------------------
David C. Frydenlund,         158,400      20,000            9,000(4)                Nil                Nil
Vice President, General
Counsel, Chief
Financial Officer, and
Corporate Secretary(2)
--------------------------------------------------------------------------------------------------------------------
Harold R. Roberts            51,154         Nil             1,510 (5)             200,000              Nil
(2)(3), Vice President,
Corporate Development
of the Company's
subsidiary
International Uranium
(USA) Corporation
--------------------------------------------------------------------------------------------------------------------

NOTES TO SUMMARY COMPENSATION TABLE

     (1) The Company's currency for disclosure purposes is US dollars which are the functional currency of the Company's operations.

     (2) Each of Messrs. Ron F. Hochstein, David C. Frydenlund and Harold R. Roberts have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts expire September 30, 2002, for Messrs Hochstein and Frydenlund and May 31, 2004 for Mr. Roberts.

     (3) Mr. Roberts recommenced employment with the Company on May 14, 2001. Mr. Roberts was Vice President Operations of the Company from May 1997 to January 31, 2000.

     (4) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

     (5) Amounts represent 401K matching contributions made to the named executive's retirement account per the Company's 401K Benefit Plan available to all eligible employees.

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


  OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                FINANCIAL YEAR

                                                                                MARKET VALUE
                                                                               OF SECURITIES
                        SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                      UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                           SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                         GRANTED           EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
           NAME            (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
------------------------------------------------------------------------------------------------------------------
Harold R. Roberts        200,000               100%                0.26             0.26            May 31, 2004
==================================================================================================================

A summary of the Company's Stock Option Plan is provided under "Share Ownership" below.


C. BOARD PRACTICES

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation. Each of the above directors was elected to his present term of office at the annual meeting of shareholders of the Company held on March 20, 2002.

Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. These employment contracts expire on September 30, 2002. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:


                           COMMITTEES OF THE BOARD

                                                            CORPORATE GOVERNANCE       ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE               COMPENSATION COMMITTEE      AND NOMINATING COMMITTEE         SAFETY COMMITTEE
--------------------------------------------------------------------------------------------------------------------
    William A. Rand               Lukas H. Lundin         Christopher J.F. Harrop      Christopher J.F. Harrop
     John H. Craig                William A. Rand             William A. Rand            David C. Frydenlund
Christopher J.F. Harrop            John H. Craig               John H. Craig                John H. Craig
--------------------------------------------------------------------------------------------------------------------

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

In establishing compensation for executive officers, the Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Such compensation is comprised primarily of a base salary and participation in the Company's incentive stock option and 401K plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis. Stock options align the interests of the executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation. Grants are made to executive officers after taking into consideration position level, overall individual performance, anticipated future contribution to the Company's success, and the ability of the individual to influence business performance.

Compensation is generally reviewed in the early part of each year having regard to the prior year's performance both at a corporate level and individually in order to determine compensation adjustments for the following year.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The terms of reference of the Corporate Governance and Nominating Committee include the responsibility of developing and monitoring the Company's approach to corporate governance issues, the responsibility for proposing new nominees to the board of directors and for assessing directors on an ongoing basis, and the responsibility of assessing and monitoring the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors. Nominations are the result of recruitment efforts by the Chairman of the board of directors and the CEO and discussed informally with several directors before being brought to the Committee for approval.

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


   NUMBER OF EMPLOYEES BY MAIN CATEGORY OF ACTIVITY AND GEOGRAPHIC LOCATION

FISCAL YEAR ENDED SEPTEMBER 30        2001          2000           1999
------------------------------------------------------------------------------
Denver Head Office                     9              8              17
------------------------------------------------------------------------------
White Mesa Mill                        23            25             104
------------------------------------------------------------------------------
U.S. Mining Properties                 0              0              8
------------------------------------------------------------------------------
Mongolia Office                        2              4              6
------------------------------------------------------------------------------
Total                                  34            37             135
------------------------------------------------------------------------------


None of the Company's employees are unionized.


E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of March 29, 2002.

    STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                    NUMBER OF COMMON                           OPTION PRICE      OPTION EXPIRY
  EXECUTIVE OFFICER AND DIRECTOR   SHARES UNDER OPTION       DATE OF GRANT        (CDN$)              DATE
-----------------------------------------------------------------------------------------------------------------
John H. Craig                                   75,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
David C. Frydenlund                            200,000    January 16, 2002         0.30         January 15, 2005
                                               700,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
Christopher J.F. Harrop                         75,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                               250,000    October 11, 1999         0.75         October 10, 2002
                                             1,000,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
Lukas H. Lundin                                500,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
William A. Rand                                 75,000        May 23, 2000         0.20             May 22, 2003
-----------------------------------------------------------------------------------------------------------------
Harold R. Roberts                              200,000         May 9, 2001         0.26             May 31, 2004
-----------------------------------------------------------------------------------------------------------------
Total                                        3,075,000
-----------------------------------------------------------------------------------------------------------------


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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A. MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of March 29, 2002 and the total amount of these securities owned by the officers and directors as a group.


                              MAJOR SHAREHOLDERS

IDENTITY OF PERSON OR GROUP                            NUMBER OF COMMON SHARES OWNED           PERCENTAGE
------------------------------------------------------------------------------------------------------------
Adolf H. Lundin                                                22,500,000(1)                     34.3%
------------------------------------------------------------------------------------------------------------
Directors and Officers as a group (7 persons)                   1,214,426                         1.9%
------------------------------------------------------------------------------------------------------------


(1) These shares are held in escrow pursuant to the terms of an Escrow Agreement among the Company, Adolf H. Lundin, Lukas H. Lundin and The Montreal Trust Company of Canada. Pursuant to the terms of the agreement, one-fifth of the shares were released from escrow one year following the date of listing of the Company's common shares on The Toronto Stock Exchange, i.e. on May 16, 1998. The balance of the shares have been or will be released as to one-fifth on each of the following anniversary dates so that all of the shares will be released by May 16, 2002.

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

As of January 31, 2002, 11,041,325, or 16.83%, of the Company's outstanding common stock were registered in the names of 72 residents of the United States. The Company's common stock is issued in registered form and the number of shares reported to be held by U.S. shareholders of record is taken from the records of The Montreal Trust Company of Canada, the registrar and transfer agent for the Common Stock.

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

During the fiscal year ending September 30, 2001 the Company incurred legal fees of $8,402, to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the fiscal year ending September 30, 2001, the Company paid management and administrative service fees of $90,000 to a company owned by the Chairman of the Company, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Company continues to pay monthly fees of $7,500 to this service company. Amounts due to this company were $7,500 as of September 30, 2001.

During the fiscal year ending September 30, 1997 the Company loaned $200,000 to David C. Frydenlund, an Officer and Director of the Company, in order to facilitate relocation to the Company's headquarters. This amount has remained outstanding at September 30, 1998, 1999, 2000 and 2001. This loan is non-interest bearing and is payable on the earlier of termination of employment or September 30, 2002. The loan is secured by the Officer's personal residence.


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

On December 19, 2000, the Company submitted to NRC a request for a license amendment to allow the Company to accept for processing as alternate feed material up to 17,750 tons of uranium-bearing lead-sulfide sludge residues, from Molycorp Inc.'s Mountain Pass site. Sometime on or about February 7, 2001, the Glen Canyon Group of the Sierra Club submitted a letter requesting a hearing on the Company's application and requesting to be granted status as on intervenor and, on March 14, 2001, the Company responded in opposition to the Glen Canyon Group's request. The ASLB Presiding Officer entered an order on April 24, 2001, denying the Glen Canyon Group's request for a hearing due to lack of standing. The Glen Canyon Group subsequently filed an appeal of the denial of its hearing request on June 11, 2001, to which the Company filed a response on June 21, 2001. The Commission subsequently denied the Glen Canyon Group's appeal in a decision on November 14, 2001. In conjunction with its consideration and approval of the Company's proposed license amendment, NRC conducted an environmental assessment ("EA") to appraise the environmental impacts associated with the receipt and processing of the Molycorp materials at the Mill. On December 11, 2001, NRC published a Federal Register notice detailing NRC Staff's final determination of a Finding of No Significant Impact ("FONSI") on the Company's license amendment to allow such processing activities and providing notice of an opportunity for a hearing on the determination. Also, on December 11, 2001, NRC issued the Company's requested license amendment authorizing the receipt and processing of the Molycorp materials at the Mill. By letter dated December 15, 2001, William E. Love, the Forest/Grazing Co-Chair of the Glen Canyon Group of the Sierra Club submitted a request for a hearing on the NRC Staff's FONSI finding and approval of the Company's license amendment. The Company responded to Mr. Love's request on December 31, 2001. By letters postmarked January 10, 2002, the Glen Canyon Group, the Shundahai Network and the Nevada Nuclear Waste Task Force, Inc. each submitted requests for a hearing on Staff's FONSI determination and approval of the Company's license amendment. On January 25, 2002, the Company responded in opposition to these requests for lack of standing. The Presiding Officer entered an order on January 30, 2002, granting standing to Mr. Love and the Glen Canyon Group of the Sierra Club. The Company filed an appeal of the judge's decision to the Commission on February 11, 2002. No decision has been made by the Commission as of March 29, 2002.

The Company submitted letters to NRC Staff with supporting documentation dated June 15, 25, and August 3, 2001, requesting that NRC amend Mill's License to allow receipt and processing of up to 600,000 cubic yards of alternate feed materials from the Maywood, New Jersey, FUSRAP site. On September 24, 2001, NRC received three Requests for a Hearing from John Darke ("Mr. Darke"), the Glen Canyon Group of the Sierra Club, and the City of Moab, Utah ("Moab") regarding the proposed license amendment. The Company responded in opposition to these requests on the basis that the Petitioners lacked standing to request a hearing. On January 16, 2002, the Presiding Officer entered an order denying the Petitioner's request for a hearing due to lack of standing. On January 31, 2002, the Glen Canyon Group filed an appeal of this decision to the Commission, and on February 15, 2002, the Company filed its response in opposition to this request. The decision of the Commission on this matter is pending. As of March 29, 2002, the NRC has not issued the requested license amendment to the Company.

The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain alternate feeds, in certain circumstances, may be adversely affected since NRC license amendments are required for each alternate feed transaction.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2001, the date of the annual financial statements incorporated into this Form 20-F, except as otherwise disclosed in this Form 20-F.


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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:


                             TRADING INFORMATION

                 PERIOD                           HIGH            LOW                       VOLUME
                 ------                           ----            ---                       ------
                                                 (Cdn $)        (Cdn $)
--------------------------------------------------------------------------------------------------------------
May 16, 1997-September 30, 1997                   1.50            0.96                    27,131,433
--------------------------------------------------------------------------------------------------------------
October 1, 1997-September 30, 1998                1.45            0.38                    40,323,218
--------------------------------------------------------------------------------------------------------------
October 1, 1998-September 30, 1999                0.72            0.22                    19,512,089
--------------------------------------------------------------------------------------------------------------
October 1, 1999-September 30, 2000                0.38            0.13                    19,626,816
--------------------------------------------------------------------------------------------------------------
October 1, 2000-September 30, 2001                0.40            0.20                    11,342.300
--------------------------------------------------------------------------------------------------------------
October-December 1999                             0.32            0.19                     2,760,819
--------------------------------------------------------------------------------------------------------------
January-March 2000                                0.28            0.13                     4,938,370
--------------------------------------------------------------------------------------------------------------
April-June 2000                                   0.25            0.18                     3,596.256
--------------------------------------------------------------------------------------------------------------
July-September 2000                               0.38            0.17                     7,823,205
--------------------------------------------------------------------------------------------------------------
October-December 2000                             0.38            0.21                     5,750,566
--------------------------------------------------------------------------------------------------------------
January-March 2001                                0.40            0.22                     2,353,500
--------------------------------------------------------------------------------------------------------------
April-June 2001                                   0.40            0.22                     1,694,800
--------------------------------------------------------------------------------------------------------------
July-September 2001                               0.40            0.28                     2,232,300
--------------------------------------------------------------------------------------------------------------
October-December 2001                             0.34            0.25                     2,013,800
--------------------------------------------------------------------------------------------------------------
August 2001                                       0.37            0.30                      348,000
--------------------------------------------------------------------------------------------------------------
September 2001                                    0.35            0.30                      245,300
--------------------------------------------------------------------------------------------------------------
October 2001                                      0.31            0.30                     1,046,000
--------------------------------------------------------------------------------------------------------------
November 2001                                     0.34            0.25                      715,200
--------------------------------------------------------------------------------------------------------------
December 2001                                     0.31            0.30                      252,600
--------------------------------------------------------------------------------------------------------------
January 2002                                      0.34            0.30                      328,600
--------------------------------------------------------------------------------------------------------------
February 2002                                     0.38            0.32                      585,407
--------------------------------------------------------------------------------------------------------------
March 1, 2002 to March 28, 2002                   0.35            0.30                      412,900
--------------------------------------------------------------------------------------------------------------


CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/00, 3/31/01, 6/30/01, 9/30/01 and December 31, 2001:


                            EXCHANGE RATES-ANNUAL

        YEAR      AVERAGE         LOW - HIGH         SEPTEMBER 30
--------------------------------------------------------------------
        1997       0.7221       0.6947 - 0.7483         0.7236
--------------------------------------------------------------------
        1998       0.6898       0.6321 - 0.7292         0.6533
--------------------------------------------------------------------
        1999       0.6681       0.6423 - 0.6912         0.6812
--------------------------------------------------------------------
        2000       0.6735       0.6422 - 0.6970         0.6653
--------------------------------------------------------------------
        2001       0.6461       0.6227 - 0.6714         0.6341
--------------------------------------------------------------------

                              EXCHANGE RATES-QUARTERLY

  CALENDAR QUARTER ENDED     AVERAGE         LOW-HIGH       LAST DAY OF QUARTER
---------------------------------------------------------------------------------
         12/31/00            0.6554     0.6422 - 0.6693           0.6671
---------------------------------------------------------------------------------
         03/31/01            0.6551     0.6329 - 0.6714           0.6346
---------------------------------------------------------------------------------
         06/30/01            0.6489     0.6316 - 0.6623           0.6607
---------------------------------------------------------------------------------
         09/30/01            0.6478     0.6322 - 0.6638           0.6341
---------------------------------------------------------------------------------
         12/31/01            0.6328     0.6227 - 0.6430           0.6287
---------------------------------------------------------------------------------


The rate of exchange for the conversion of United States dollars into Canadian dollars late on March 28, 2002 was $0.6281 (Cdn.$1.00 = U.S.$0.6281).


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

INTERESTED DIRECTORS

Section 3.18 of the Company's By-Laws provides that a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed contract or transaction shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as permitted by the OBCA. Section 132(5) of the OBCA provides that such a director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

     - An arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

     - One relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

     -   One for indemnity or insurance under Section 136 of the OBCA; or

     -   One with an affiliate.

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

BORROWING POWERS

Article 10 of the Articles of Amalgamation of the Company provides that the Board may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

     -   Borrow money upon the credit of the Company;

     -   Issue, re-issue, sell or pledge debt obligations of the Company;

     - Subject to the provisions of the OBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

     - Mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company.

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

ATTRIBUTES OF COMMON SHARES

The following is a summary of the principal attributes of the Company's Common
Shares:


     - VOTING RIGHTS. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

     - DIVIDENDS. The holders of common Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Board, out of funds legally available therefor. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

     - PROFITS. Each Common Share is entitled to share pro-rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

     - RIGHTS ON DISSOLUTION. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro-rata basis all of the assets of the Company remaining after payment of all the Company's liabilities.

     - PRE-EMPTIVE, CONVERSION AND OTHER RIGHTS. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of shares.

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

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of March 29, 2002, of Cdn$218 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$218 million threshold applies.

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

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company, as of March 29, 2002. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of March 29, 2002, applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of March 29, 2002, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire shares.

DISTRIBUTIONS ON SHARES OF THE COMPANY

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income, but in the case of an individual only applies to those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holders' adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding Company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year (reduced to 50% in subsequent years) was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding Company". In that event, U.S. Holders that hold shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholders interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income not currently received subject to an interest charge on the deferred tax. Alternatively, a U.S. Holder may elect to "mark to market" his or her shares in the Company at the end of each year as set forth in Section 1296 of the Code. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC for its fiscal year ended September 30, 2001. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro-rata shares of "Subpart F income" (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of subpart F and because it is not clear that Subpart F would apply to the holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

              CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of March 29, 2002, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

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

A Holder who is a resident of the United States and who realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or for an interest in, Canadian real property, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding the disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations specified in the Act, deduct one half of any capital loss (allowable capital loss), arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deducted, it may be deducted from between one half and three quarters of taxable capital gains realized in any of the three preceding years or any subsequent year.


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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the U.S. dollar, and its activities are predominantly executed using the U.S. dollar. The Company incurs a small portion of its expenditures in Canadian and Mongolian currencies; however, it is not subject to significant operational exposures due to fluctuations in those currencies.

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

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2001. The Company currently has some finished goods inventories of vanadium product.

The Company has not entered into any future vanadium sales contracts at this time, and therefore its revenue and profits from vanadium sales are subject to future price changes.


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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of
         PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:
                                                                                            Page
                                                                                            ----
          Index to Consolidated Financial Statements.....................................    F-i
          Auditors' Report to the Directors .............................................    F-1
          Consolidated Balance Sheets at September 30, 2000 and 1999.....................    F-2
          Consolidated Statements of Operations and (Deficit) Retained Earnings
             For the Years Ended September 30, 2000, 1999 and 1998.......................    F-3
          Consolidated Statements of Cash Flows for the Years Ended
             September 30, 2000, 1999 and 1998...........................................    F-4
          Notes to the Consolidated Financial Statements.................................    F-5

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

Dated:    March 29, 2002
          --------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Directors..................................F-1

Consolidated Balance Sheets at September 30, 2001 and 2000.........F-2

Consolidated Statements of Operations and retained Earnings
     For Periods Ended September 30, 2001, 2000 and 1999...........F-3

Consolidated Statements of Cash Flows for the Periods
     Ended September 30, 2001, 2000 and 1999.......................F-4

Notes to the Consolidated Financial Statements.....................F-5

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2001, and 2000 and the consolidated statements of operations and (deficit) retained earnings, and cash flows for each of the years in the three year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000, and the results of its operations and the changes in its cash flow for each of the years in the three year period ended September 30, 2000, in accordance with generally accepted accounting principles in Canada.






/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants
Vancouver, Canada
November 30, 2001

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                           AT SEPTEMBER 30
                                                                 2001                          2000
                                                             -------------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                  $  2,365,344                  $ 11,650,600
  Short-term investments                                       11,687,208                             -
  Trade and other receivables                                   1,550,238                     2,443,063
  Inventories (Note 3)                                          1,886,556                     1,913,538
  Prepaid expenses and other                                      205,910                       256,688
                                                             -------------------------------------------
                                                               17,695,256                    16,263,889

  Properties, plant and equipment, net (Note 4)                 3,997,126                     4,977,118
  Notes receivable                                                200,000                       200,088
  Restricted investments (Note 5)                              10,525,073                     8,870,989
  Other asset (Note 6)                                          3,600,000                     2,840,000
                                                             -------------------------------------------
                                                             $ 36,017,455                  $ 33,152,084
                                                             ===========================================
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities                   $    407,390                  $    656,051
  Notes payable                                                    16,584                        15,830
  Deferred revenue                                             12,197,301                     5,036,003
                                                             -------------------------------------------
                                                               12,621,275                     5,707,884

  Notes payable, net of current portion                            37,174                        54,607
  Reclamation obligations (Note 7)                             12,350,157                    12,192,494
  Deferred revenue                                              2,868,815                     4,244,000
  Deferred credit (Note 6)                                      4,220,000                     4,220,000
                                                             -------------------------------------------
                                                               32,097,421                    26,418,985
                                                             -------------------------------------------
SHAREHOLDERS' EQUITY
  Share capital (Note 8)                                       37,449,213                    37,439,402
    Issued and outstanding (65,600,066 and 65,525,066 shares)
  Deficit                                                     (33,529,179)                  (30,706,303)
                                                             -------------------------------------------
                                                                3,920,034                     6,733,099
                                                             -------------------------------------------
                                                             $ 36,017,455                  $ 33,152,084
                                                             ===========================================

Contingency (Note 12)

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                               /s/ Lukas H. Lundin
Ron F. Hochstein, Director                         Lukas H. Lundin, Director

The accompanying notes are an integral part of these financial statements

                      INTERNATIONAL URANIUM CORPORATION
    CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS
                           (UNITED STATES DOLLARS)

                                                                  YEARS ENDED SEPTEMBER 30
                                                          2001              2000              1999
                                                          ----              ----              ----
OPERATIONS
Revenue
  Uranium sales                                       $          -     $ 12,810,100      $  9,611,450
  Vanadium sales                                            47,533        2,415,588           146,867
  Process milling                                          762,230          834,484         4,288,515
                                                      -----------------------------------------------
    Total revenue                                          809,763       16,060,172        14,046,832
                                                      -----------------------------------------------
Costs and expenses
  Uranium cost of sales                                          -       10,637,373         8,237,348
  Vanadium cost of sales                                    22,108        2,006,136           150,519
  Process milling expenditures                             766,961          489,778         2,502,154
  Mill stand-by expenditures                             2,675,090        2,144,984         1,059,794
  Selling, general and administrative                    2,222,478        4,044,761         4,445,190
  Write-down of inventories (Note 3)                             -        1,026,415         7,709,170
  Change in market value of other asset (Note 6)          (760,000)       1,308,875                 -
  Change in reclamation obligations                        157,663       (1,073,206)                -
  Write-off of Mongolia mineral properties                       -       10,963,248                 -
  Write-off of mineral properties                                -                -         7,039,958
  Write-off of goodwill                                          -                -           541,641
  Depreciation                                             106,533          470,621           316,474
                                                      -----------------------------------------------
                                                         5,190,833       32,018,985        32,002,248
                                                      -----------------------------------------------

Operating loss                                          (4,381,070)     (15,958,813)      (17,955,416)

  Net interest and other income                          1,558,194          714,162           857,739
                                                      -----------------------------------------------
LOSS FOR THE YEAR                                       (2,822,876)     (15,244,651)      (17,097,677)
                                                      ===============================================

Loss per common share                                 $      (0.04)    $      (0.23)     $      (0.26)
                                                      ===============================================
(DEFICIT) RETAINED EARNINGS
(Deficit) Retained Earnings, beginning of year         (30,706,303)     (15,461,652)        1,636,025
  Loss for the year                                     (2,822,876)     (15,244,651)      (17,097,677)
                                                      -----------------------------------------------
DEFICIT, END OF YEAR                                  $(33,529,179)    $(30,706,303)     $(15,461,652)
                                                      ===============================================

The accompanying notes are an integral part of these financial statements.

                      INTERNATIONAL URANIUM CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNITED STATES DOLLARS)

                                                                                 YEARS ENDED SEPTEMBER 30
                                                                      2001                2000                  1999
                                                                      ----                ----                  ----
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the year                                                $ (2,822,876)       $(15,244,651)         $(17,097,677)
Items not affecting cash
  Depreciation and amortization                                       872,307           1,094,376               664,633
  Loss (Gain) on sale of equipment and land                           143,929               4,675              (168,141)
  Gain on sale of short-term investments                             (361,177)                  -                     -
  Amortization of uranium sales contract purchase cost                      -                   -               729,730
  Write-down of inventories                                                 -           1,026,415             7,709,170
  Change in market value of other asset                              (760,000)          1,308,875                     -
  Write-off of Mongolia mineral properties                                  -          10,963,248                     -
  Write-off of mineral properties                                           -                   -             7,039,958
  Write-off of goodwill                                                     -                   -               541,641
  Change in reclamation liabilities                                   157,663          (1,073,206)                    -
Changes in non-cash working capital items
  Decrease (increase) in trade and other receivables                  892,826            (216,761)              753,297
  Decrease (increase) in inventories                                   26,983           9,211,253           (10,490,259)
  Decrease (increase) in other current assets                          50,778             (96,836)              (35,568)
  (Decrease) increase in other accounts payable and accrued
    liabilities                                                      (248,662)         (1,476,562)              370,773
                                                                 ----------------------------------------------------------
  NET CASH (USED IN) PROVIDED BY OPERATIONS                        (2,048,229)          5,500,826            (9,982,443)
                                                                 ----------------------------------------------------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                         (78,151)           (244,957)           (2,057,178)
  Mongolia mineral properties                                               -            (332,063)             (912,990)
  Proceeds from sale of surplus equipment and land                     41,907             627,211               322,660
  Purchase of short-term investments                              (13,070,658)                  -                     -
  Proceeds from sale of short-term investments                      1,744,627                   -                11,731
  Collection of notes receivable                                            -               1,928                 1,522
  (Increase) decrease in restricted investments                    (1,654,084)            473,552            (1,044,166)
                                                                 ----------------------------------------------------------
  NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES            (13,016,359)            525,671            (3,678,421)
                                                                 ----------------------------------------------------------

FINANCING ACTIVITIES

  (Decrease) increase in notes payable                                (16,592)         (1,001,866)              980,166
  Increase in deferred credit                                               -                   -             4,320,000
  Increase in deferred revenue                                      5,786,113           6,156,562             2,547,830
  Exercise of employee stock options                                    9,811                   -                     -
                                                                 ----------------------------------------------------------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                         5,779,332           5,154,696             7,847,996
                                                                 ----------------------------------------------------------
(Decrease) increase in cash and cash equivalents                   (9,285,256)         11,181,193            (5,812,868)
Cash and cash equivalents, beginning of period                     11,650,600             469,407             6,282,275
                                                                 ----------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $  2,365,344        $ 11,650,600          $    469,407
                                                                 ==========================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Cash interest paid                                                   11,719              53,641               113,523
  Cash interest received                                            1,287,957             719,324               786,926

Non-cash investing and financing activities
  Transfer of inventory to other asset                                      -                   -             4,248,875

The accompanying notes are an integral part of these financial statements

                  Notes to Consolidated Financial Statements
                      September 30, 2001, 2000 and 1999
                           (United States Dollars)

1.       ORGANIZATION AND NATURE OF OPERATIONS

International Uranium Corporation and its subsidiaries (the "Company") is a company engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"), located near Blanding, Utah. The Company also owns several uranium and uranium/vanadium mines and exploration properties that were shutdown during the 1999 fiscal year. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium.

2.       SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to United States generally accepted accounting principles are disclosed in
Note 14.

a.       Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation.

b.       Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

c.       Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

d.       Income taxes

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable between the financial statement carrying values and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

e.       Short-term and restricted investments

Investments are valued at the lower of cost and market value except for restricted fixed income securities, which are to be held to maturity and are recorded at amortized cost.

f.       Inventories

In-process inventories, which consist of partially processed uranium and vanadium bearing ores and alternate feed materials, and uranium and vanadium concentrates are valued at the lower of cost or net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost or net realizable value.

g.       Properties, plant and equipment

Properties, plant and equipment are recorded at the lower of cost and net realizable value. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives. Plant and equipment held for resale are recorded at the lower of cost or net realizable value and are not depreciated. Gains or losses from normal sales or retirements of assets are included in other income or expense.

h.       Asset impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production, capital and reclamation costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors) and estimates of the pounds of uranium and vanadium to be produced. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

i.       Environmental protection and reclamation costs

The estimated reclamation liabilities for the Mill, mines and any exploration properties requiring reclamation are based on the greater of the bonded amount for each property, as determined by applicable regulatory authorities, and an engineering estimate, performed by the Company, of the work required to reclaim the property.

Estimated future decommissioning and reclamation costs are based principally on existing legal and regulatory requirements. Such costs related to the Mill are accrued and charged over the expected operating life of the Mill using the straight-line method. Future reclamation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

j.       Foreign currency translation

These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture in Mongolia. The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

Amounts denominated in foreign currencies are translated into United States dollars as follows:

         a. Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

         b.       Non-monetary assets at historical rates;

         c. Revenue and expense items at the average rates for the period.

The net effect of the foreign currency translation is included in the statement of earnings.

k.       Earnings per share

Earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the year ending September 30, 2001 was 65,542,943 shares and for the years ending September 30, 2000 and 1999 was 65,525,066 shares.

l.       Revenue recognition

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

m.       Share options

The Company has a share option plan which is described in Note 8.c. No compensation expense is recognized when share options are issued or re-priced at market value. Any consideration on exercise of share options is credited to share capital.

n.       Adoption of new accounting standard

Beginning October 1, 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes as described in Note 2.d.

Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (differences between the accounting and tax treatment of items of expense or income), and were measured using tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recorded unless there was virtual certainty that they would be realized.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new accounting standards does not result in changes to the prior period financial statements.

o.       Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2001 presentation.

3.       INVENTORIES

                             September 30, 2001       September 30, 2000
-------------------------------------------------------------------------
Vanadium concentrates                $  824,119               $  837,869
In process                               20,450                   20,450
Parts and supplies                    1,041,987                1,055,219
-------------------------------------------------------------------------
                                     $1,886,556               $1,913,538
=========================================================================

In fiscal 2000, the Company wrote-down the carrying value of its uranium and vanadium inventories to market value by $1,026,415.

4.       PROPERTIES, PLANT AND EQUIPMENT

                                                      Accumulated
                                                     Depreciation,
                                                      Depletion,
                                                    Amortization &        2001
                                        Cost          Write-offs           Net
------------------------------------------------------------------------------------
Mill buildings and equipment          $ 6,561,854        $ 3,124,326     $3,437,528
Other machinery and equipment           1,409,884            850,286        559,598
Mineral properties                      7,616,865          7,616,865              -
------------------------------------------------------------------------------------
                                      $15,588,603        $11,591,477     $3,997,126
====================================================================================


                                                       Accumulated
                                                      Depreciation,
                                                        Depletion,
                                                      Amortization &        2000
                                          Cost          Write-offs          Net
------------------------------------------------------------------------------------
Mill buildings and equipment          $ 6,501,912        $ 2,345,244     $4,156,668
Other machinery and equipment           1,779,346            958,896        820,450
Mineral properties                      7,616,865          7,616,865              -
------------------------------------------------------------------------------------
                                      $15,898,123        $10,921,005     $4,977,118
====================================================================================

At September 30, 2001 and September 30, 2000 as a result of the shutdown of the Company's mining operations, capital assets include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $335,018 and $357,877, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

5.       RESTRICTED INVESTMENTS

Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation bonds and certain other obligations (Notes 6 and 7).

                                   2001           2000
------------------------------------------------------------
Cash and cash equivalents        $ 4,653,849    $ 1,170,504
Fixed income securities            5,871,224      7,700,485
------------------------------------------------------------
                                 $10,525,073    $ 8,870,989
============================================================

6.       OTHER ASSET

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound U(3)O(8) under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U(3)O(8) at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset. A bond (Note
5) secures a portion of the transaction.

The carrying amount of the other asset is adjusted to the lower of cost or market value at the balance sheet date. Changes in market value are reflected in the statement of operations.

In fiscal 2000, based on uranium prices at the time, and future projections, the other asset and offsetting deferred credit were written down by a net of $1,308,875. This was the result of the other asset being written down from

$10.62 to $7.10 per pound U(3)O(8). In addition, the sale price of $10.80 was written down to the put value of $10.55 per pound U(3)O(8).

In fiscal 2001, as a result of an increase in the uranium market price, the other asset was increased from $7.10 to $9.00 per pound U(3)O(8) resulting in a gain of $760,000.

7.       PROVISIONS FOR RECLAMATION

Estimated future decommissioning and reclamation costs of the Mill and mining properties are based principally on legal and regulatory requirements. At September 30, 2001 and September 30, 2000, $12,350,157 and $12,192,494,
respectively, were accrued for reclamation costs. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited marketable securities on account of these obligations (Note 5).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

8.       SHARE CAPITAL

         a.       Authorized - unlimited number of common shares.

         b.       Issued and outstanding

Shares

                                              2001          2000           1999
-------------------------------------------------------------------------------------
Beginning of year                           65,525,066     65,525,066     65,525,066
Employee stock options exercised                75,000              -              -
-------------------------------------------------------------------------------------
End of year                                 65,600,066     65,525,066     65,525,066
=====================================================================================

Amount

                                           2001            2000            1999
-------------------------------------------------------------------------------------
Beginning of year                        $37,439,402     $37,439,402     $37,439,402
Employee stock options exercised               9,811               -               -
-------------------------------------------------------------------------------------
End of year                              $37,449,213     $37,439,402     $37,439,402
=====================================================================================

c.       Share options

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

Share option transactions were as follows:

Shares

                                                               2001         2000          1999
-------------------------------------------------------------------------------------------------
Beginning of year                                           4,280,000     3,389,000    2,814,000
Granted                                                       200,000     3,605,000      900,000
Exercised                                                    (75,000)             -            -
Expired                                                      (35,000)   (2,714,000)    (325,000)
-------------------------------------------------------------------------------------------------
End of year                                                 4,370,000     4,280,000    3,389,000
=================================================================================================

Weighted average exercise prices were as follows:

                                                              2001          2000          1999
-------------------------------------------------------------------------------------------------
Beginning of year                                          Cdn $0.32     Cdn $1.03     Cdn $1.11
Granted                                                    Cdn $0.26     Cdn $0.24     Cdn $0.75
Exercised                                                  Cdn $0.20             -             -
Expired                                                    Cdn $0.20     Cdn $1.10     Cdn $0.94
-------------------------------------------------------------------------------------------------
End of year                                                Cdn $0.32     Cdn $0.32     Cdn $1.03
=================================================================================================

Share options outstanding and exercisable as of September 30, 2001 were as follows:

                                        Options Outstanding and Exercisable
-----------------------------------------------------------------------------------------------
                                                    Average Remaining         Weighted Average
                           Number Outstanding    Contractual Life (Years)      Exercise Price
-----------------------------------------------------------------------------------------------
Exercise price
Cdn $0.20                           3,245,000                         1.6            Cdn $0.20
Cdn $0.26                             200,000                         2.6            Cdn $0.26
Cdn $0.75                             925,000                         0.5            Cdn $0.75
-----------------------------------------------------------------------------------------------
                                    4,370,000                         1.3            Cdn $0.32
===============================================================================================

Outstanding options expire between January 2002 and May 2004.

9.       INCOME TAXES

Reconciliation                                                        2001

         Combined basic rate                                            40%
         Loss from operations                                    2,822,876
---------------------------------------------------------------------------
         Income tax recovery at basic rate                       1,129,950

         Change in valuation allowance                          (1,116,563)
         Other                                                     (12,587)
---------------------------------------------------------------------------
         Tax expense per consolidated financial statements                -
===========================================================================

Future income tax assets
         Tax losses carried forward                              2,532,076
         Inventory                                                 456,036
         Mineral properties                                      1,444,766
         Deferred revenue                                        4,815,913
         Other                                                     448,623
---------------------------------------------------------------------------
                                                                 9,697,414
Future income tax liability
         Capital assets                                          (881,176)
         Valuation allowance                                   (8,816,238)
---------------------------------------------------------------------------
         Net future income taxes                                         -
===========================================================================

Non-capital loss carry forwards for Canadian tax purposes of approximately $1,864,000 begin to expire in 2003. For U.S. income tax purposes, loss carry forwards of approximately $4,251,000 begin to expire in 2015 unless utilized.

10.      SEGMENTED INFORMATION

         a.       Geographic information

                                 2001          2000            1999
------------------------------------------------------------------------
Revenue
         United States         $809,763     $16,060,172     $14,046,832
------------------------------------------------------------------------
                               $809,763     $16,060,172     $14,046,832
========================================================================


Net loss
         Canada           $  (189,151)   $   (267,297)    $   (463,753)
         United States     (2,440,296)     (3,983,443)     (16,580,589)
         Mongolia            (193,429)    (10,993,911)         (53,335)
------------------------------------------------------------------------
                          $(2,822,876)   $(15,244,651)    $(17,097,677)
========================================================================


Property, plant and equipment, net
         United States                 $3,913,765      $4,720,795       $6,357,892
         Mongolia                          83,361         256,323          432,735
-----------------------------------------------------------------------------------
                                       $3,997,126      $4,977,118       $6,790,627
===================================================================================

         b.       Major Customers

The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 2001, a process milling customer accounted for 75% of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

11.      RELATED PARTY TRANSACTIONS

         a. During the year ended September 30, 2001, the Company incurred legal fees of $8,402 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $16,606 for the year ended September 30, 2000 and $12,524 for the year ended September 30, 1999.

         b. During the year ended September 30, 2001, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Amounts due to this company were $7,500 as of September 30, 2001 (2000 - nil). Management and administration fees incurred with this company were $90,000 for the year ended September 30, 2000 and $94,108 for the year ended September 30, 1999.

         c. During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or September 30, 2002. The loan is secured by the officer's personal residence.

12.      CONTINGENCY

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

13.      FINANCIAL INSTRUMENTS

         a.       Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions, principally in money market funds, which, may at certain times exceed federally insured levels. The Company's short-term investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days and marketable securities. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At September 30, 2001, one customer accounted for 83% of accounts receivable. At September 30, 2000, the same customer accounted for 87% of the accounts receivable.

         b.       Fair values

At September 30, 2001 and 2000, the fair values of cash and cash equivalents, trade and other receivables, approximates their carrying values because of the short-term nature of these instruments.

The fair values of short-term investments, consisting of U.S. government bonds, commercial paper, corporate bonds and marketable securities, approximate carrying values. Notes receivable and notes payable are at market terms and accordingly, fair values approximate carrying values.

The fair value of cash and cash equivalents and fixed income securities classified as restricted investments approximated carrying values.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP"). The tables below only address measurement differences between Canadian and U.S. GAAP.

Consolidated Balance Sheets

                                                            2001            2000
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Properties, plant and equipment, net
     Canadian basis                                        $3,997,126      $4,977,118
     Depreciation of assets held for resale (e)               223,234         223,234
--------------------------------------------------------------------------------------
     U.S. basis                                            $4,220,360      $5,200,352
======================================================================================


Notes receivable
     Canadian basis                                        $  200,000      $ 200,088
     Shareholder loan reclassification (c)                   (200,000)      (200,000)
--------------------------------------------------------------------------------------
     U.S. basis                                            $        0      $      88
======================================================================================


Share capital
     Canadian basis                                       $37,449,213    $37,439,402
     Shareholder loan reclassification (c)                   (200,000)      (200,000)
     Amalgamation (d)                                        (615,970)      (615,970)
---------------------------------------------------------------------------------------
     U.S. basis                                           $36,633,243    $36,623,432
=======================================================================================


Deficit
     Canadian basis                                      $(33,529,179)   $(30,706,303)
     Amalgamation (d)                                         615,970         615,970
     Depreciation of assets held for resale (e)               223,234         223,234
---------------------------------------------------------------------------------------
     U.S. basis                                          $(32,689,975)   $(29,867,099)
=======================================================================================

Consolidated Statements of Earnings

                                             2001           2000             1999
---------------------------------------------------------------------------------------
Net loss under Canadian GAAP               $(2,822,876)  $(15,244,651)   $(17,097,677)
Write-off of Mongolia mineral properties             -     10,963,248      (4,802,289)
Write-off of mineral properties                      -              -       1,005,022
Exploration expenditures                             -       (332,063)       (912,990)
Capitalized depreciation                             -       (146,886)        (70,377)
Goodwill                                             -              -         572,439
Depreciation of assets held for resale               -        207,462          15,772
---------------------------------------------------------------------------------------
Net loss under U.S. GAAP                   $(2,822,876)   $(4,552,890)   $(21,290,100)
=======================================================================================

Basic/diluted net loss per share,
  U.S. GAAP                                $     (0.04)   $     (0.07)   $      (0.32)
=======================================================================================


Consolidated Statements of Cash Flows

Cash (used in) provided by operations under Canadian GAAP            $ (1,564,604)    $ 5,500,826     $(99,982,443)
Exploration expenditures                                                        -        (332,063)        (912,990)
---------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by operations under U.S. GAAP                $ (1,564,604)    $ 5,168,763     $(10,895,433)
=====================================================================================================================

Cash used in investing activities under Canadian GAAP                $(13,499,984)    $(4,401,675)    $ (3,678,421)
Exploration expenditures                                                        -         332,063          912,990
---------------------------------------------------------------------------------------------------------------------
Cash used in investing activities under U.S. GAAP                    $(13,499,984)    $(4,069,612)    $ (2,765,431)
=====================================================================================================================

     a. Under Canadian GAAP, the Company determined that the carrying amount of its Mongolian mineral properties was not impaired at September 30, 1999, based on an estimated resource of approximately 22.5 million pounds of uranium. U.S. GAAP and SEC rules require the impairment analysis to be based on proven or probable reserves, therefore, the carrying amount of the Mongolian mineral properties have been written off for U.S. GAAP purposes in 1999.

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

     d. Under Canadian GAAP, the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been applied to reduce the share capital of the Company under U.S. GAAP.

     e. Under Canadian GAAP, the Company's surplus assets continue to be depreciated. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

     f.  Under U.S. GAAP, comprehensive loss consists of net loss only.

     g. The Canadian Institute of Chartered Accountants recently issued Sections 3062 - Goodwill and Other Intangible Assets and 3870 - Stock Based Compensation and Other Stock Based Payments, both of which are effective for fiscal years beginning on or after January 1, 2002 and
         Section 1581 - Business Combinations which is effective for fiscal years beginning on or after July 1, 2001. The Financial Accounting Standards Board recently issued FAS 141 - Business Combinations which is effective for fiscal years beginning after July 1, 2001, FAS 142 - Goodwill and Other Intangible Assets which is effective for fiscal years beginning after December 15, 2001, FAS 143 - Accounting for Asset Retirement Obligations which is effective for fiscal years beginning after June 30, 2002 and FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets which is effective for fiscal years beginning after December 31, 2001. The impact of the adoption of these standards is not expected to be material.

                              Index to Exhibits

      EXHIBIT
      NUMBER                  DESCRIPTION
     --------                 -----------
      1.1                     Company's Corporate Structure Chart