Form 20-F/A
period 1999-09-30
INTERNATIONAL URANIUM CORP
filed 2002-04-11
CIK 1063259

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

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

                        For the transition period from         to
                                                       -------    -------
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

YES  X         NO
    ---           ---

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17  X    ITEM 18
        ---           ---

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

ISL OR IN SITU LEACH                     In situ leach mining means solution
                                         mining that is performed in the
                                         mineralized horizons and does not
                                         involve excavation and removal of
                                         mineralized rock or the subsequent
                                         processing of such rock through a
                                         mill to recover uranium. Rather, the
                                         mineralized material is mined by using
                                         groupings of wells completed in the
                                         mineralized horizons to inject leach
                                         solution, which is recovered in
                                         production wells. The leaching solution

                                         selectively dissolves the uranium
                                         mineralization, and the solution is
                                         then processed to recover the contained
                                         uranium.

MINERALIZATION                           Means a natural aggregate of one or
                                         more metallic minerals;

MINERAL DEPOSIT OR
MINERALIZED MATERIAL                     Is a mineralized body which has been
                                         delineated by appropriately spaced
                                         drilling and/or underground sampling to
                                         support a sufficient tonnage and
                                         average grade of metal(s). Such a
                                         deposit does not qualify as a reserve
                                         until a comprehensive evaluation based
                                         upon unit cost, grade,recoveries, and
                                         other material factors conclude legal
                                         and economic feasibility.

NRC                                      The United States Nuclear Regulatory
                                         Commission;

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

YELLOWCAKE                               Means the concentrate powder produced
                                         from uranium milling, or an in situ
                                         leach, facility. Yellowcake typically
                                         contains approximately 90% U(3)O(8)
                                         from conventional mined ores.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

International Uranium Corporation (the "Registrant") is in the business of recycling uranium-bearing waste products as an alternative to the direct disposal of these waste products. In addition, IUC is engaged in the selling and trading of uranium recovered from these operations and other commercial activities in the international nuclear fuel market. IUC also sells vanadium and other metals that can be produced as a co-product with uranium. IUC continues to own several uranium and uranium/vanadium mines and exploration properties that have been shut down pending any significant improvements in commodity prices. See "Current Operations."

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

Due to deteriorating commodity prices and other factors, the Registrant has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Registrant intends to keep those properties on a shutdown status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties. See "Current Operations."

While this reduction in exploration and mining activities is underway, the Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Registrant will also continue to evaluate other opportunities unrelated to its mining and alternate feed activities.

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

In the early 1980s Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Registrant included four developed or partially developed properties as well as several potential prospects and numerous other exploration targets.

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

         o the Arizona Strip uranium properties, in north central Arizona. See "Arizona Strip."

         o the Colorado Plateau uranium properties, straddling the south/central Colorado and Utah border. See "Colorado Plateau District."

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

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Registrant, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of March 31, 2000, the Gurvan-Saihan Joint Venture holds some 3.19 million acres of uranium exploration properties in Mongolia. See "Mongolia Property."

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

                              THE URANIUM INDUSTRY

The following is a brief summary of the uranium industry as of March 31, 2000.

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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U(3)O(8) with a record high of 42 million pounds U(3)O(8) in 1995 followed by a low, over the period, to 11 million pounds U(3)O(8) in 1998. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following three years largely contributed to a relatively steady drop in prices to $9.60 in December 1999. Prices remain depressed as a result of weak demand and as of March 31, 2000, are around $9.50.

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

                               THE VANADIUM MARKET

The following is a brief summary of the vanadium market as of March 31, 2000.

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

As of March 31, 2000, the Mill has received nine license amendments, authorizing the Mill to process nine different alternate feed materials. As of March 31, 2000, the Mill has recovered approximately 1,125,000 pounds of U(3)O(8) from the processing of alternate feed materials. Of these amendments, five have involved the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of Department of Energy material. These five feed materials were generally relatively high in uranium content and relatively low in volume. The remaining three amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Registrant has received and processed approximately 44,000 tons of FUSRAP materials from the Ashland 2 site near Buffalo, New York, and, as of March 31, 2000, is receiving approximately 100,000 tons of such material from the Ashland 1 site, also near Buffalo. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps , charged with the task of reducing the cost of this remediation program, awarded the Ashland 2 contract to the Registrant to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Registrant was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used.

As of March 31, 2000, the Registrant estimates that there are potentially several million tons of uranium-bearing soils and materials located at these FUSRAP and similar sites. While the Corps is responsible for the clean up of several million tons of alternate feed material under FUSRAP, it is only one agency of several that is being operated by the federal government for the clean up of former defense and nuclear weapons sites. The Department of Energy, NRC and Department of Defense combine for an additional 15 million tons of low-level radioactive waste to be cleaned up over the next 15 years. It is anticipated that these uranium-bearing soils will be excavated and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

Even though there are significant volumes of materials estimated under the government programs, nuclear fuel cycle facilities and private industry will remain an important part of the Registrant's alternate feed program over the foreseeable future. For example, the second alternate feed campaign completed in fiscal 1999 involved an alternate feed material that the Registrant acquired under a contract with a nuclear fuel cycle facility. The high-grade uranium content of this material provided the Registrant with 160,000 pounds of uranium. The Registrant continues to receive alternate feeds under this contract, and is working toward concluding a similar contract in 2000 with another nuclear fuel cycle facility. As well, the Registrant will continue to be an outlet for smaller private companies seeking recycling as a cheaper alternative to direct disposal.

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, the actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically two to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Registrant to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and typically need not be remediated within any set time period. It is incumbent upon the Registrant to identify these types of contracts. Most of these types of contracts are sole-source. As of March 31, 2000, the Registrant has been successful in obtaining approximately 50% of the contracts for which it submitted a competitive bid and approximately 75% of all contracts sought.

While the progress made to date is considerable, there are regulatory uncertainties associated with this uranium recycling business. As noted, the Registrant's license gives the Registrant the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Registrant's alternate feed projects have been challenged by the State of Utah, which believes that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company. As of March 31, 2000, the Registrant's White Mesa Mill has been granted nine license amendments for processing alternate feeds out of nine requests, and the Registrant has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Registrant's NRC license amendment that allowed the Registrant to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners affirmed an earlier ruling by the Atomic Safety and Licensing Board just over one year ago, and resolved in the Registrant's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the potential several million tons of uranium bearing soils and materials located at former defense sites that are being pursued by the Registrant can be processed at the Mill in accordance with NRC health and safety regulations. See "Legal Proceedings."

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

The Registrant continues to expect that the development of the business of recycling uranium-bearing materials can result in a profitable business for the Registrant. As noted above, there are potentially millions of tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for the foreseeable future. In order for the Registrant to become profitable in this business the Registrant must be able to: A) identify a sufficient number of contracts that would be profitable for the Registrant; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient capacity to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. Despite its successes in developing this new business opportunity and the receipt of alternate feed materials from various sources, the Registrant has not to date developed this required backlog of alternate feed business to result in sustained profitable operations for the Registrant. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. While the Registrant's shutdown of its exploration and mining activities is underway (see "Current Operations"), the Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Registrant cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities that have not yet been identified.

                               CURRENT OPERATIONS

The Registrant is currently in the process of redefining its business operations to focus on the development of the alternate feed business. The Registrant has focused on the following four areas in the past:

         1)       Mining

         2)       Alternate Feed Processing

         3)       Exploration and Development

         4)       Marketing

These will be discussed below.

Due to deteriorating commodity prices and other factors, the Registrant has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Registrant intends to keep those properties on a shutdown status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

While this reduction in exploration and mining activities is underway, the Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. Although the Registrant has pursued the alternate feed business in the past, and, as of March 31, 2000, has received nine license amendments for the processing of alternate feed materials at the Mill, the alternate feed business has historically been considered by the Registrant to be supplemental to its business of mining and milling conventional uranium and uranium/vanadium mineralization. With the recent decline in commodity prices, the Registrant is now dedicating its full attention to the development of the alternate feed business as the primary focus of its business operations. See "Alternate Feed Processing." The Registrant will also continue to evaluate other opportunities unrelated to its mining and alternate feed activities, as they may arise.

MINING OPERATIONS

The Registrant commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

To supplement its own production, the Registrant implemented a mill-feed purchase program under which it intended to purchase feed for the Mill from many small independent mines in the Uravan district of the Colorado Plateau mining region. Unfortunately, this program did not materialize to the degree hoped, as the independent miners found that their operations were not economic at current commodity prices, due to new regulatory and environmental licensing requirements that had come into effect since they last operated.

The Registrant continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and was completed in November, 1999. The mines continue to remain on shutdown status at this time.

Due principally to the lack of success of the Registrant's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Registrant's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Registrant commenced the milling of this material during June 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries during this production run. Nevertheless, as of September 30, 1999, approximately 72,750 tons of material had been fed to the Mill, leaving approximately 14,500 tons in stockpile, which was milled during October and early November of 1999. During the Mill run, the Registrant did successfully recover approximately 487,000 pounds of U(3)O(8) in concentrate and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices and other factors, the Registrant has shutdown all of its mines. The mines continue to remain on shutdown status at this time. The Registrant has also written-off the carrying value of its U.S. mineral properties for the same reason. The Registrant intends to keep those properties on shutdown status indefinitely, pending any significant improvements in commodity prices, or possibly the sale or joint venture of all or a portion of such properties to or with other parties. As of March 31, 2000, the Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

ALTERNATE FEED PROCESSING

While declining commodity prices seriously affected the Registrant's conventional mining, milling and exploration programs, the Registrant did have some notable success in the development of its alternate feed, uranium-bearing waste recycling business. During fiscal 1999, the Registrant was awarded its second contract under the U.S. government's Formerly Utilized Sites Remedial Action Program ("FUSRAP") for the Ashland 1 site, near Buffalo, New York. This contract is a multi-year contract that involves over 100,000 tons of uranium-bearing soils that will be processed through the Mill. The Registrant also received NRC approval to receive alternate feed materials from a third FUSRAP project with sites located in and around St. Louis, Missouri, which paves the way for the Registrant to pursue a commercial contract for this material. As of March 31, 2000, the Registrant has not yet been successful in being awarded such a contract. In addition, the Registrant concluded contracts with other private sector facilities for the recycling of uranium-bearing waste materials during the year. Also noteworthy is the fact that the NRC decided the State of Utah's appeal of the Ashland 2 license amendment in favor of the Registrant, thereby resolving in the Registrant's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. See "Alternate Feed Processing" and "Legal Proceedings."

The Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Registrant continues to expect that the development of its alternate feed business can result in a profitable business for the Registrant, if the Registrant is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. Despite the Registrant's successes, however, the Registrant has not to date developed the required backlog of alternate feed business. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. See "Alternate Feed Processing."

Process milling of alternate feeds generated $4,288,515 of the Registrant's fiscal 1999 revenues which were approximately 31% of total revenues for the year.

EXPLORATION AND DEVELOPMENT

In the area of exploration and property development, the Registrant did not undertake any exploration activities in 1999. The Registrant's 70% owned Gurvan-Saihan Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated a deposit containing approximately
21.67 million tons of mineralized material at an average grade of approximately 0.052% U(3)O(8) during the field seasons of 1997 and 1998, was placed on standby in early fiscal 2000. As of March 31, 2000, the two field camps in the Hairhan and Haraat regions are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. The Registrant considers the Mongolian Joint Venture to be a valuable asset and, as of March 31, 2000, is discussing with other investors and interested parties the potential for their participation in the Joint Venture. See "Mongolia Property."

In addition, due to the weak uranium market, the Registrant also suspended all licensing work on its Reno Creek in situ leach property during fiscal 1999. In order to minimize the holding cost of its U.S. mining properties, the Registrant has dropped some portions of this property and, as of March 31, 2000, is seeking potential purchasers for the remaining portion. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs. See "Other U.S. Mineral Properties."

MARKETING

Despite the weak uranium market, the Registrant was an active seller of U(3)O(8) in fiscal 1999. The Registrant delivered over 1.1 million pounds of uranium to six customers generating $9,758,317 of revenues; sixteen (16) percent of the material sold was produced by the Registrant from its alternate feed processing. The remaining 84% was purchased; therefore, the Registrant was able to take advantage of the low market prices to fill existing contracts at a profit.

                                  RISK FACTORS

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. In order for the Registrant to become profitable in this business the Registrant must be able to: A) identify a sufficient number of contracts that would be profitable for the Registrant; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient capacity to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Registrant has had considerable success to date in this initiative, the Registrant has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Registrant. Developing this backlog will be a prerequisite if the Registrant is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Registrant will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Registrant cannot develop this backlog in the near future, it may pursue other business opportunities as they may arise.

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

During fiscal year 1999, U(3)O(8) prices started at $9.75 per pound U308 in September 1998, rose to $10.85 in March, then declined to $9.75 per pound in September 1999. The spot market value of vanadium, however, suffered a tremendous decline. V(2)O(5) prices were $5.37 per pound V205 in September 1998, and then declined during the remainder of the fiscal year to $1.84 per pound in September 1999. Uranium prices have continued to drift downward to $9.30 per pound in March 2000, while vanadium prices have recovered slightly to approximately $2.25 per pound in March 2000.

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

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit estimates included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Registrant believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, based on current commodity prices, none of the Registrant's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

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

The Registrant maintains insurance against certain risks that are typical in the uranium industry. As of March 31, 2000, this includes approximately $47,000,000 of fire and casualty insurance for damage to the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill and mine activities caused by fire or other insured casualty, and $12,000,000 of general liability insurance. Although the Registrant maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Registrant or to other companies within the uranium mining and milling business.

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


ITEM 2.  DESCRIPTION OF PROPERTIES

The following is an overview of the properties held by the Registrant as of March 31, 2000:

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

During mining, uranium mineralized material is received at the Mill and stockpiled. Amenability tests are run on lots from individual mines to determine if blending of the mined material will increase overall recovery. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The White Mesa Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION AND OPERATING STATUS

The Mill has been on standby since the completion of the conventional Mill run in November 1999. During this period of standby the Mill has been receiving and stockpiling alternate feed materials from the Ashland 1 FUSRAP site, as well as other alternate feed materials. The Registrant intends to maintain the Mill on standby status until a sufficient stockpile of alternate feed material has been accumulated at the Mill to justify an efficient Mill run, at which time the Mill will re-commence operations. The Mill is maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals or any significant capital expenditures. In addition to receiving and stockpiling alternate feed materials for future processing, the primary focus of the personnel at the Mill is to ensure that the operating status of the Mill is maintained, so that the Mill remains ready for operation at any time.

INVENTORIES

Uranium inventories were 888,666 lbs U(3)O(8) and vanadium inventories were 1,073,965 lbs V(2)O(5), as at September 30, 1999. All of the vanadium and approximately 151,300 lbs of the U(3)O(8) were located at the Mill site, and the remainder of the U(3)O(8) was located at conversion facilities.


TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of March 31, 2000, for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with leaking seams in the liner for Cell No. 4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 to $3.0 million for this purpose. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

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

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Registrant completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; and, in 1999 the Registrant completed the processing of two alternate feed sources and the majority of its 87,250 ton conventional mill run.

OPERATION AT REDUCED CAPACITY

Nameplate capacity of the Mill is 2,000 tons per day of mined material, which would yield 6 million pounds U(3)O(8) per year from Arizona Strip materials or
3.5 million pounds per year of U(3)O(8) and up to 18 million pounds per year of V(2)O(5) from Colorado Plateau materials. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as mill-feed must be stockpiled to provide adequate mill feed.

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

In the future, should the Registrant choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Registrant after discussion with the NRC and reviewing costs for demolition. These estimated closure costs, as of March 31, 2000, are summarized as follows:


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

                         SUMMARY OF MINERALIZED MATERIAL

The following is a summary of the Registrant's estimates of the uranium and vanadium contained in mineral deposits on the Registrant's various properties, as of March 31, 2000:

Conventional Mines

                       Project                    Mineralized Tons      %U(3)O(8)     %V(2)O(5)
                       -------                    ----------------      ---------     ---------
              Arizona Strip Mines(1,4)
                       Arizona 1                        80,000             0.652
                       Canyon                          108,000             0.903
                       Pinenut                         110,000             0.427
                                                    ----------            ------
                       Total Arizona Strip             298,000             0.660

              Colorado Plateau(2,4)                  1,506,750             0.206         1.208

              Bullfrog Project(3,4)                  1,937,000             0.334
                                                    ----------            ------

1) The reported mineralized tons for the Arizona Strip mines include extraction dilution losses (which includes mining dilution and mining recovery losses).

2) The reported mineralized tons for the Colorado Plateau mines include extraction dilution losses (which includes mining dilution and mining recovery losses).

3) The reported mineralized tons for the Bullfrog Project do not include extraction dilution losses.

4) Processing of uranium bearing material in a uranium/vanadium recovery mill normally results in recovery of approximately 94% to 98% of the contained uranium and 70% to 80% of the contained vanadium. Milling Recovery losses are not included in the foregoing table.

In-Situ Leach Projects(5)

                                                            Mineralized Tons                   % U(3)O(8)
                 Reno Creek                                     4,286,000                         0.075
                 Dewey Burdock                                  1,476,000                         0.210
                 Mongolia JV                                   21,672,000                         0.052

                 Total ISL Projects                            27,434,000                         0.063

         5. Total uranium recovery from ISL projects is normally in the range of 70% to 75% of the in place mineralization. These recovery losses are not incorporated in the foregoing figures for the Registrant's ISL projects.

The Registrant mined uranium and vanadium-bearing materials from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 until mid-1999. In mid-June, 1999, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Registrant has also written-off the carrying value of its U.S. mineral properties for the same reason. Accordingly, none of the Registrant's U.S. mining properties should be considered economically viable at this time; hence none of the properties should be considered to contain "reserves" but should be classified as "mineral deposits."

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

EXPLORATION POTENTIAL

The uranium mineralization found in the Colorado Plateau was deposited in sediments in alluvial fans formed by braided streams. The shape and size of the mineralized lenses are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a lense and then merely following its erratic path, with little additional surface exploration drilling other than development drilling in the course of following the seam. This is unlike other types of mining where mineralization is almost completely delineated by surface explorative drilling prior to mining.

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

Based on this history of production from the Colorado Plateau, the Registrant believes that if commodity prices improve the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

Presently mineral deposits estimated to contain approximately 1,506,750 tons with an average grade of 0.206% U(3)O(8) and 1.208% V(2)O(5) have been identified by the Registrant in its Colorado Plateau properties. These estimates take into account extraction dilution losses, but do not include milling recovery losses, which are estimated to be 2% to 6% for uranium and 20% to 30% for vanadium.

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

OPERATIONS

The Registrant's principal mining complexes on the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending any significant improvements in commodity prices. The location of these mines is indicated on the following figure:

                                     [MAP]

The Registrant commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of mine development activities. The Registrant continued the mining of uranium and vanadium bearing materials from these mines until mid-1999. At that time, the Registrant elected to suspend operations at these mines as a result of continued weak uranium and vanadium prices. The shutdown of the mines took several months to complete, and the process of shutting the mines down was completed in November 1999. The mines continue to remain in a shutdown status pending any significant improvements in commodity prices. During this mining campaign a total of approximately 81,500 tons of mineralized material with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% was mined from these mines. This mineralized material together with approximately 5,750 tons of mineralized material from independent mines was milled at the White Mesa Mill during the period June 1999 to November 1999, to recover approximately 487,000 pounds of U(3)O(8) and 2.0 million pounds of V(2)O(5).

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

The Registrant owns a number of permitted mines, partially developed properties, known deposits and well developed prospects in the Arizona Strip, all of which have been shut down pending any significant improvements in commodity prices.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but have been placed on shutdown status pending any significant improvements in commodity prices. Mineral from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

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

OPERATIONS

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down pending any significant improvements in commodity prices. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U(3)O(8). These estimates take into account extraction dilution losses, but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure:

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

More than 2,200 rotary drill holes have been completed on the Bullfrog property. There are no surface or underground workings or infrastructure on the property. The location of the Bullfrog property is indicated on the figure under the heading "Colorado Plateau District - Operations"

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,000 tons at a grade of 0.334% U(3)O(8). A higher grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.417% U(3)O(8). These estimates do not take into account extraction dilution losses or milling recovery losses.

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

Due to the weak uranium market, the Registrant has suspended all licensing work on its Reno Creek property, and portions of the Reno Creek property were dropped in fiscal 1999. As of March 31, 2000, the Registrant estimates remaining mineral deposits to contain approximately 4.286 million tons of mineralized material at an average grade of 0.075% U(3)O(8). Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place uranium mineralization. These recovery losses are not incorporated into these figures. As of March 31, 2000, the Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.

DEWEY BURDOCK PROPERTY

The Dewey Burdock property area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road. The location of the Dewey Burdock property is indicated in the previous figure.

The Dewey/Burdock deposit has been considered as a candidate for ISL mining. Although the mineral deposit computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests will have to be conducted before the mineral deposit can be conclusively determined to be amenable to ISL.

Portions of the Dewey Burdock property were dropped in 1999. The remaining mineral deposits are estimated by the Registrant as of March 31, 2000, to contain approximately 1.476 million tons of mineralized material at an average grade of 0.210% U(3)O(8). Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place uranium mineralization. These recovery losses are not incorporated into these figures. As of March 31, 2000, the Registrant is seeking potential purchasers for the remaining portion of this property. If no purchasers are identified, the Registrant will continue to drop its holdings of this property in order to minimize costs.

                                MONGOLIA PROPERTY

The following is a summary of information relating to Mongolia and the Mongolia Project, as of March 31, 2000.

OVERVIEW AND PROJECT STATUS

The Registrant owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds significant uranium exploration and mineral deposit properties in Mongolia.

Due to depressed commodity prices, the Joint Venture, which discovered a new uranium mineral deposit in the Hairhan region of Mongolia and delineated a deposit of over 22 million pounds of uranium during the field seasons of 1997 and 1998, was shut down in early fiscal 2000. The two field camps, in the Hairhan and Haraat regions, are being dismantled and other cost savings measures are being instituted in order to minimize the holding cost of this asset. Reclamation and remediation costs for these activities are the responsibility of the Joint Venture itself, are not expected to be significant and will be funded through the sale of surplus Joint Venture equipment and assets. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian Government, the Joint Venture is able to hold its land position at minimal cost. Although the registrant has currently shut this project down, the Registrant considers the Mongolian Joint Venture to be a valuable longer term asset, due to the vast potential for the Mongolian property and the successes to date. The Registrant is discussing with other investors and interested parties the potential for their participation in the Joint Venture in order to further exploration on this project in the nearer term.

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

The total exploration-drilling program in 1996 was in excess of 30,000 meters, with the majority of the work in the Choir Depression. Based on detailed radiometric surveys, initial reconnaissance drilling was conducted in 1996 in both the Hairhan and the Gurvan Saihan Depressions. High grade discoveries were made in both basins, and the discovery hole at Hairhan was the thickest, highest-grade hole drilled to date in the Mongolia venture. Following the 1996 exploration results, drilling was increased substantially in 1997 and 1998. Emphasis shifted from the Choir Depression to the Hairhan Depression and the Ulziit Depression. A summary of joint venture drilling is presented on the following table:

                          DRILLING ACTIVITIES IN METERS

DEPRESSION
   AREA                        1994       1996       1997       1998      TOTAL
----------                     -----     ------     ------     ------    -------
Choir                          8,439     25,699     18,816         --     52,954
Hairhan                           --      1,014     32,426     33,058     66,498
Gurvan Saihan                     --      3,495         --         --      3,495
Ulziit                            --         --      4,179     16,900     21,079
Undurshil                         --         --         --      2,360      2,360
New Properties                    --         --         --        672        672
Total:                         8,439     30,208     55,421     52,990    147,058

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

Mineral deposit estimates were prepared in 1997 for the Haraat area. The estimation methodology, utilizing a 0.01% U cutoff, is basically a block or polygonal technique wherein ore-bearing coefficient and average thickness and grade values are determined for each mineralized area. The mineral deposits in the most heavily investigated areas, the N-1 and N-2 deposits, were calculated by a joint American-Russian team in early 1997; the combined current mineral deposits total for the Haraat area deposits is presented in the following table:

AREA                   MINERALIZED TONS        GRADE (%U(3)O(8))   THICKNESS(ft)
--------------------------------------------------------------------------------
BELOW WATER TABLE

Haraat N-1 & N-2          3,023,000                 0.046              26.7
Shar Oortsog              5,897,000                 0.018               9.9
Haraat West               2,153,000                 0.025               9.2
Haraat East                 627,000                 0.030               4.7
                         ----------                ------
     Total               11,700.000                 0.027

     The Registrant estimates the mineral deposits contain approximately 11.7 million tons of mineralized material at an average grade of 0.027% U(3)O(8). This total does not include any U(3)O(8) estimated to be above the water table. Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place mineralization. These recovery losses are not incorporated into these figures. While drilling to date supports the tonnage and average grade of mineralized material as shown above, it does not support a reserve classification at this time.

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

Mineral deposits have been calculated as of the end of 1998 at 0.024% U(3)O(8) cutoff for the area of detail drilling at Hairhan:

      ZONE             MINERALIZED TONS      GRADE % U(3)O(8)    THICKNESS (FT.)
      ----             ----------------      ----------------    ---------------
      f2                     636,000              0.078              15.1
      f2.5                 4,020,000              0.061              33.8
      f7.5                 2,086,000              0.114              26.2
      f8.5                 1,068,000              0.097              22.3
      f12                  1,643,000              0.072              39.1
      f18-fm                 519,000              0.106              16.2
                           ---------              -----              ----
      Total                9,972,000              0.081              27.2

The mineral deposits are estimated at 9,972,000 mineralized tons at an average grade of 0.081% U(3)O(8). Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place mineralization. These recovery losses are not incorporated into these figures. While drilling to date supports the tonnage and average grade of mineralized material as shown above, it does not support a reserve classification at this time.

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

Reconnaissance drilling was also conducted in 1998 in the Undurshil Depression, although the limited results to date have not been as favorable as for other areas held by the Joint Venture.

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Registrant has shutdown all of its mines. The Registrant intends to keep those properties on a shutdown status indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

The permitting status of the various mines as of March 31, 2002, is set out below.

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

In 1995, DMG notified Energy Fuels that it believed that the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As mining activities were re-initiated at these mines, the DMG has reserved the right to submit a new notice of determination, which may require additional environmental review. As of March 31, 2000, the Registrant has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

OTHER COLORADO PLATEAU PROPERTIES

The Rim, Van 4 and certain other Colorado Plateau properties are also permitted for mining.

ARIZONA STRIP PROPERTIES

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is near the southern rim of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an environmental impact statement by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan set forth by Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site after the appeals were decided, due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Registrant is currently permitted to commence mining at the Canyon Property during submittal, review and update to the Aquifer Protection Permit.

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

                                   RECLAMATION

The Registrant is responsible for the environmental and reclamation obligations relating to all of its existing properties and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $13.3 million with restricted cash and marketable securities of approximately $8.3 million securing the liability, as of September 30, 1999. As a result of the reduction in the Mill bond discussed under the heading White Mesa Mill Closure Costs above, this amount was reduced to approximately $11.8 million as of February 10, 2000. All of the Registrant's properties and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $11.5 million as of September 30, 1999 ($9.7 million as at February 10, 2000). The Registrant has posted a reclamation bond to the NRC for this amount.

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

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled mineralized material, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty will apply to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek property, most of the Dewey Burdock property and the Bull Frog property. The Swiss Royalty Interest does not apply to the

Mongolia property, nor to any tolled mineralized material, or purchased mineralized material from third parties, or Alternate Feeds that are processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

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

SALES CONTRACTS

As of March 31, 2000, the Registrant has uranium sales contracts with certain U.S. and foreign customers under which the Registrant has the obligation to supply to those utilities a total of approximately 1,600,000 pounds of uranium during the next five years at prices in excess of the current spot price for uranium.

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

CURRENCY TRANSLATIONS

As the Registrant's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/98, 3/31/99, 6/30/99, 9/30/99 and December 31, 1999:

        YEAR     AVERAGE       LOW - HIGH         SEPTEMBER 30
        ----     -------     ---------------      ------------
        1995      0.7275     0.7023 - 0.7478         0.7438
        1996      0.7329     0.7235 - 0.7513         0.7301
        1997      0.7221     0.6947 - 0.7483         0.7236
        1998      0.6898     0.6321 - 0.7292         0.6533
        1999      0.6681     0.6423 - 0.6912         0.6812

      CALENDAR QUARTER ENDED        AVERAGE       LOW-HIGH      LAST DAY OF QUARTER
      ----------------------        -------       --------      -------------------
             12/31/98               0.6485     0.6423 - 0.6579          0.6535
             03/31/99               0.6614     0.6551 - 0.6700          0.6628
             06/30/99               0.6793     0.6649 - 0.6912          0.6789
             09/30/99               0.6727     0.6611 - 0.6842          0.6812
             12/31/99               0.6795     0.6691 - 0.6924          0.6924

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

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets as of March 31, 2000, of Cdn$192 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$192 million threshold applies.

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

ITEM 7.  TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of common shares of the Registrant, as of March 31, 2000. There may be relevant state, provincial or local income tax considerations, which are not discussed.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of March 31, 2000, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common shares of the Registrant are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of common shares of the Registrant.

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

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of March 31, 2000, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant.

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

ITEM 8.  SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Registrant for the periods ended September 30, 1999, 1998 and 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Registrant and its subsidiaries. All amounts stated are in United States dollars:

                                                                                                         PERIOD FROM
                                                                                                        INCORPORATION
                                                         FISCAL YEAR ENDED     FISCAL YEAR ENDED         OCT. 3, 1996,
                                                        SEPTEMBER 30, 1999     SEPTEMBER 30, 1998      TO SEPT. 30, 1997
                                                        ------------------     ------------------      -----------------
     Revenues                                              $ 14,046,832          $ 32,940,876             $    523,865
     Net Income (loss)
     - Canadian GAAP                                       $(17,097,677)         $  1,617,331             $     18,694
     - US GAAP                                             $(21,290,100)         $ (2,349,312)            $ (1,674,797)
     Net Income (loss) per equity share
     - Canadian GAAP                                       $       (.26)         $        .02             $         --
     - US GAAP                                             $       (.32)         $       (.04)            $       (.04)
     Total assets
     - Canadian GAAP                                       $ 45,891,809          $ 54,770,714             $ 57,200,339
     - US GAAP                                             $ 35,223,282          $ 48,494,610             $ 54,890,878
     Total liabilities
     - Canadian GAAP                                       $ 23,914,059          $ 15,695,287             $ 19,667,648
     - US GAAP                                             $ 23,914,059          $ 15,695,287             $ 19,667,648

     Cash Dividends                                        $         --          $         --             $         --

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

RESULTS OF OPERATIONS

For the year ended September 30, 1999, International Uranium Corporation ("the Registrant") incurred a net loss of $17,097,677, compared to a net profit of $1,617,331 and $18,694 for the year ended September 30, 1998 and the period ended September 30, 1997. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U(3)O(8). The vanadium market saw prices plunge dramatically from $5.37 per pound V(2)O(5) at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Registrant to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Registrant reducing the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Registrant also wrote-off the remaining unamortized portion of goodwill in the amount of $541,641.

During the year, the Registrant had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium ("U(3)O(8)") and $4,288,515
(31%) was derived from the Registrant's process milling of alternate feeds. In addition, the Registrant delivered 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound to a customer under a deferred sales arrangement. This agreement grants the purchaser the option to put the U(3)O(8) back to the Registrant at a price of $10.55 per pound U(3)O(8) at any one time during the period of October 1, 2001 to March 1, 2003. The transaction was accounted for as a deferred credit of $4,320,000 and the cost of inventory of $4,248,875 was reclassified as an other asset. If and when the put option is exercised, these amounts will be reclassified as revenues and cost of sales, respectively.

These results are significantly lower than the corresponding results for the year ended September 30, 1998, where the Registrant had total revenues of $32,940,876, consisting of $19,890,300 in U(3)O(8) sales and $13,050,576 of revenues from process milling of alternate feeds. For the period ended September 30, 1997, which was the Registrants first year of operations, total revenues were only $1,305,812.

The spot market value of uranium remained depressed and basically flat during the fiscal year. It began the fiscal year at $9.75 per pound U(3)O(8), rose to $10.85 in March, then declined during the remainder of the fiscal year back to $9.75 in September. The spot market value of vanadium, however, suffered a tremendous decline. It began the fiscal year at $5.37 per pound V(2)O(5) and then declined during the remainder of the fiscal year to $1.84 in September. As a result, the Registrant elected to only sell a very small quantity of the V(2)O(5) it produced during the year. Also, due to the continued depressed price for U(3)O(8), the Registrant only sold U(3)O(8) into existing contracts and elected not to enter into any additional spot market contracts during the year.

Of the Registrant's 1999 uranium sales, 100% of the material was sourced from uranium purchased under pre-existing contracts. The $9,758,317 of uranium sales proceeds resulted from four separate sales transactions. Approximately 69% of the sales revenues (61% of the material delivered) arose from long-term contracts and the balance were from existing spot market contracts.

The Registrant's alternate feed projects this year consisted primarily of the processing of over 44,000 tons of uranium-bearing soil materials received from the Ashland 2 former defense site near Buffalo, New York. The Registrant received a recycling fee for this project, which contributed $3,794,195, or 88%, of the total process milling revenues for the year. The remaining alternate feed revenues of $494,320 came primarily from the sale of a product from a prior year's alternate feed project. The Registrant also produced approximately 160,000 pounds of U(3)O(8) from another alternate feed source. The Registrant did not receive a recycling fee for this project, and the U(3)O(8) remains in inventory to be sold at a later date. The Registrant's processing costs relating to alternate feeds totaled $3,213,789 for 1999 resulting in a gross profit from alternate feeds of $1,074,726.

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

The Registrant continued the mining of uranium and vanadium-bearing materials from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the Registrant elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The shut down of the mines took several months to complete, and was completed in November, 1999. The Registrant has also completely written-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of mined material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from company and independent mines. All of the mined material was shipped to the White Mesa Mill (the "Mill") and the Registrant commenced the milling of this material during June. As of September 30, 1999, approximately 72,750 tons of material had been fed to the Mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

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

During fiscal 1999, the Mill produced 493,418 pounds U(3)O(8) and 870,960 pounds V(2)O(5). This includes both uranium produced from conventional mined material as well as uranium recovered from alternate feeds. During the first quarter of fiscal 2000, the conventional mill run was completed which produced an additional 157,709 pounds U(3)O(8) and 1,125,520 pounds V(2)O(5). Actual mill recoveries were lower than historical levels due primarily to the short mill run and certain operational problems. These inventories have been written down to spot market prices as of September 30, 1999.

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

The Gurvan-Saihan Joint Venture, the Registrant's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated proven and probable mineral deposits for this program of approximately 21.67 million tons of mineralized material at an average grade of approximately 0.052% U(3)O(8). Total cash expenditures by the Registrant relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998 and $1,191,525 in 1997. Due to
depressed commodity prices, the Joint Venture activities were shut down in early fiscal 2000.

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

Expenditures for property, plant and equipment totaled $2,057,178 in 1999, compared to $3,812,556 during 1998 and $2,679,149 in 1997. The majority of these expenditures represent improvements and circuit modifications at the Mill to allow for more efficient mined material and alternate feed processing. Investments in the Gurvan-Saihan Joint Venture totaled $983,367 in 1999.

The Registrant is projecting only minor expenditures during fiscal year 2000 for property, plant and equipment, and expenditures on the Mongolia mineral properties are projected to be only $327,000. No significant capital expenditures are anticipated for the Mill during fiscal 2000.

During March 1999, in order to provide the Registrant with more short-term cash flexibility, a $10,000,000 working capital loan agreement was established with Norwest Bank. The one-year facility provides for advances based on applicable receivable levels and U(3)O(8) inventories. This facility has been reduced to $9,000,000 in order to secure a letter of credit. As of September 30, 1999, $950,000 was outstanding under this new facility.

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

2000 FISCAL YEAR OUTLOOK

The Registrant is currently in the process of redefining the focus of its business activities.

Historically, the Registrant's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Registrant suspended all U.S. mining activities in 1999. As a result of this suspension, the Registrant completely wrote-off the carrying value of its U.S. mineral properties in 1999. The Registrant also does not anticipate that these commodity prices will recover to levels that would warrant reactivation of these mines for several years. The Registrant intends to keep those properties in a shutdown status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. As of March 31, 2000, the Registrant is in the process of closing its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

While this reduction in exploration and mining activities is underway, the Registrant intends to marshal its resources and concentrate its United States operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Registrant will also continue to evaluate other opportunities unrelated to its mining and alternative feed activities, as they may arise.

The Registrant has therefore decided to focus its resources and attention in fiscal 2000 on the development of the alternate feed business. Although the Registrant is pursuing several alternate feed projects, it currently only has firm contracts for approximately four months of processing during fiscal year 2000. The Registrant remains optimistic that it will secure additional alternate feed contracts; however, unless a significant increase is obtained, the Mill will not be reactivated in fiscal 2000 and the Registrant will probably not be profitable for the year.

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

The Registrant's finished goods and mill-feed stockpile inventories are recorded at the lower of cost or net realizable value as of September 30, 1999.

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

The Registrant has not entered into any future vanadium sales contracts at this time, and therefore its revenue and profits from vanadium sales are subject to future price changes.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as of March 31, 2000, are as follows:

 NAME AND MUNICIPALITY                                                                                FIRST
    OF RESIDENCE                     OFFICE HELD                       PRINCIPAL OCCUPATION          ELECTED
 ---------------------               -----------                       --------------------          -------
LUNDIN, LUKAS H.(1)         Chairman of the Board and          Chairman of the Board of the             May
Vancouver, Canada           Director                           Registrant; Director and Officer of      1997
                                                               a number of publicly-traded natural
                                                               resource companies.

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

SUMMARY COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Registrant for the year ended September 30, 1999:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                                                         OTHER ANNUAL         SECURITIES UNDER
   NAME AND PRINCIPAL                                                    COMPENSATION          OPTIONS GRANTED
        POSITION               SALARY (1)                BONUS              (US$)                   (#)
   ------------------          ----------                -----           ------------         ----------------
Earl E. Hoellen
President and Chief
Executive Officer               $180,000                  Nil            $    2,500(7)             375,000


David C. Frydenlund,
Vice President, General
Counsel and Corporate
Secretary(2)                    $152,100(3)               Nil            $    9,000(4)             200,000


Harold R. Roberts
Vice President,
Operations(8)                   $140,000                  Nil            $    2,525(7)              75,000


Rick L. Townley,
Vice President, Finance
and Chief Financial
Officer(6)                      $105,000                  Nil            $    2,025(7)                 Nil


Thad L. Meyer,
Vice President, Finance
and Chief Financial
Officer(5)                      $ 93,149(5)               Nil            $    1,042(5)             125,000


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

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as of March 31, 2000:

                                    NUMBER OF
           CLASS OF               COMMON SHARES                              OPTION PRICE          OPTION
          OPTIONEES               UNDER OPTION           DATE OF GRANT         (CDN $)           EXPIRY DATE
          ---------               -------------          -------------       ------------        -----------
  Executive officers and           1,375,000             May 9, 1997            1.25             May 8, 2000
  directors as a group               100,000*            May 9, 1997            0.75             May 8, 2000
                                     250,000             July 1, 1997           1.25            June 30, 2000
                                     575,000           January 14, 1999         0.75           January 13, 2002
  Total:                             250,000           October 11, 1999         0.75           October 10, 2002
                                  ----------
                                   2,550,000
                                     654,000*            May 9, 1997            0.75             May 8, 2000
  All option holders as a          1,375,000             May 9, 1997            1.25             May 8, 2000
  group (including                   250,000             July 1, 1997           1.25             May 8, 2000
  executive directors)                50,000*           March 20, 1998          0.75            March 8, 2001
                                     700,000           January 14, 1999         0.75           January 13, 2002
                                     250,000           October 11, 1999         0.75           October 10, 2002
                                  ----------
  Total:                           3,279,000

         * Represents options repriced from Cdn $1.25 to Cdn. $.75 on June 17, 1998.

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries to each of the named executive officers and directors as of March 31, 2000

                            NUMBER OF
  EXECUTIVE OFFICER        COMMON SHARES                        OPTION PRICE    OPTION EXPIRY
   AND DIRECTORS           UNDER OPTION      DATE OF GRANT        (CDN $            DATE
  -----------------        -------------     -------------      ------------    -------------
Earl E. Hoellen              1,000,000          May 9, 1997        1.25            May 8, 2000
                               375,000     January 14, 1999        0.75       January 13, 2002
David C. Frydenlund            250,000          May 9, 1997        1.25            May 8, 2000
                               250,000         July 1, 1997        1.25          June 30, 2000
                               200,000     January 14, 1999        0.75       January 13, 2002
Adolf H. Lundin                 25,000          May 9, 1997        1.25            May 8, 2000
Lukas H. Lundin                 25,000          May 9, 1997        1.25            May 8, 2000
William A. Rand                 25,000          May 9, 1997        1.25            May 8, 2000
John H. Craig                   25,000          May 9, 1997        1.25            May 8, 2000
Christopher J.F.Harrop          25,000          May 9, 1997        1.25            May 8, 2000
Rick L. Townley                100,000          May 9, 1997        0.75            May 8, 2000
Ron F. Hochstein               250,000     October 11, 1999        0.75       October 10, 2002
TOTAL:                       2,550,000

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

      a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual
         Report:

                                                                                                                  Page
                                                                                                                  ----
          Index to Consolidated Financial Statements ........................................................      F-i
          Auditors' Report to the Directors .................................................................      F-1
          Consolidated Balance Sheets at September 30, 1999 and 1998 ........................................      F-2
          Consolidated Statements of Operations and (Deficit) Retained Earnings
             For the Years Ended September 30, 1999 and 1998 and Period
             from October 3, 1996 to September 30, 1997 .....................................................      F-3
          Consolidated Statements of Cash Flow for the Years Ended
             September 30, 1999 and 1998 and Period
             from October 3, 1996 to September 30, 1997 .....................................................      F-4
          Notes to the Consolidated Financial Statements ....................................................      F-5

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

INTERNATIONAL URANIUM CORPORATION



By:     /s/ David C. Frydenlund
        -----------------------------
        David C. Frydenlund, Vice
        President and General Counsel

Dated:  April 9, 2002
        -----------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE
                                                                       ----
Auditors' Report to the Directors......................................F-1

Consolidated Balance Sheets at September 30, 1999 and 1998.............F-2

Consolidated Statements of Operations and Retained Earnings
   For Periods Ended September 30, 1999, 1998 and 1997.................F-3

Consolidated Statements of Cash Flow for the Periods Ended
   September 30, 1999, 1998 and 1997...................................F-4

Notes to the Consolidated Financial Statements.........................F-5

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




/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants
Vancouver, Canada
November 25, 1999

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                        SEPTEMBER 30,1999    SEPTEMBER 30, 1998
                                                        -----------------    ------------------
ASSETS
   Current assets:
   Cash and cash equivalents                            $         469,407    $       6,282,275
   Marketable securities                                               --               11,731
   Trade and other receivables                                  2,226,303            2,979,600
   Inventories (Note 3)                                        11,930,637           12,481,713
   Favorable uranium sales contracts (Note 4)                          --              729,730
   Prepaid expenses and other                                     191,425              188,532
                                                        -----------------    -----------------
                                                               14,817,772           22,673,581

   Properties, plant and equipment, net (Note 5)                6,790,627           13,516,937
   Mongolia mineral properties (Note 6)                        10,484,299            9,500,932
   Notes receivable                                               202,016              203,538
   Restricted cash and marketable securities (Note 7)           9,344,541            8,300,375
   Other asset (Note 8)                                         4,248,875                   --
   Goodwill and other, net                                          3,679              575,351
                                                        -----------------    -----------------
                                                        $      45,891,809    $      54,770,714
                                                        =================    =================

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities             $       2,132,614    $       1,761,841
   Notes payable (Note 9)                                       1,049,493               37,963
   Deferred revenue                                                    --              575,611
                                                        -----------------    -----------------
                                                                3,182,107            2,375,415

   Notes payable, net of current portion                           22,811               54,172
   Reclamation obligations (Note 10)                           13,265,700           13,265,700
   Deferred revenue                                             3,123,441                   --
   Deferred credit (Note 8)                                     4,320,000                   --
                                                        -----------------    -----------------
                                                               23,914,059           15,695,287
                                                        -----------------    -----------------

SHAREHOLDERS' EQUITY
   Share capital (Note 11)                                     37,439,402           37,439,402
   (Deficit) retained earnings                                (15,461,652)           1,636,025
                                                        -----------------    -----------------
                                                               21,977,750           39,075,427
                                                        -----------------    -----------------
                                                        $      45,891,809    $      54,770,714
                                                        =================    =================


The accompanying notes are an integral part of these financial statements

                        INTERNATIONAL URANIUM CORPORATION
      CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS
                             (UNITED STATES DOLLARS)

                                                                                                      PERIOD FROM
                                                                                                     INCORPORATION
                                                      YEAR ENDED                YEAR ENDED         ON OCTOBER 3, 1996
                                                  SEPTEMBER 30, 1999       SEPTEMBER 30, 1998     TO SEPTEMBER 30, 1997
                                                 ---------------------    ---------------------   ---------------------
OPERATIONS
Revenue
     Uranium sales                               $           9,758,317    $          19,890,300   $                  --
     Process milling                                         4,288,515               13,050,576                 523,865
                                                 ---------------------    ---------------------   ---------------------
          Total revenue                                     14,046,832               32,940,876                 523,865
                                                 ---------------------    ---------------------   ---------------------
Costs and expenses
     Uranium cost of sales                                   8,387,867               17,829,592                      --
     Process milling expenditures                            3,213,789               10,066,538                 237,719
     Selling, general and administrative                     4,445,190                3,580,149               1,008,012
     Write-down of inventories (Note 13)                     7,709,170                       --                      --
     Depreciation                                              664,633                  734,267                  41,387
                                                 ---------------------    ---------------------   ---------------------
                                                            24,420,649               32,210,546               1,287,118
                                                 ---------------------    ---------------------   ---------------------

(Loss) income before the following                         (10,373,817)                 730,330                (763,253)

     Write-off of mineral properties (Note 13)              (7,039,958)                      --                      --
     Write-off of goodwill (Note 13)                          (541,641)                      --                      --
     Net interest and other income                             857,739                1,128,562                 781,947
                                                 ---------------------    ---------------------   ---------------------
(Loss) net income before taxes                             (17,097,677)               1,858,892                  18,694

     Provision for income taxes                                     --                  241,561                      --
                                                 ---------------------    ---------------------   ---------------------
(LOSS) NET INCOME FOR THE YEAR                   $         (17,097,677)   $           1,617,331   $              18,694
                                                 =====================    =====================   =====================

(Loss) net income per common share               $               (0.26)   $                0.02   $                  --
                                                 =====================    =====================   =====================

(DEFICIT) RETAINED EARNINGS
Retained earnings, beginning of period                       1,636,025                   18,694                      --
     (Loss) net income                                     (17,097,677)               1,617,331                  18,694
                                                 ---------------------    ---------------------   ---------------------
(DEFICIT) RETAINED EARNINGS, END OF PERIOD       $         (15,461,652)   $           1,636,025   $              18,694
                                                 =====================    =====================   =====================


Weighted average number of
common shares outstanding                                   65,525,066               65,694,048              42,067,497
                                                 =====================    =====================   =====================


The accompanying notes are an integral part of these financial statements

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (United States Dollars)

                                                                                                                 PERIOD FROM
                                                                                                                INCORPORATION
                                                                    YEAR ENDED            YEAR ENDED          ON OCTOBER 3, 1006
                                                                SEPTEMBER 30, 1999    SEPTEMBER 30, 1998    TO SEPTEMBER 30, 1997
                                                               -------------------    ------------------    ---------------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
(Loss) net income for the period                               $       (17,097,677)   $        1,617,331    $              18,694
Items not affecting cash
     Depreciation and amortization                                         664,633               734,267                   41,387
     Gain on sale of equipment                                            (168,141)              (99,865)                  (2,500)
     Amortization of uranium sales contract purchase cost                  729,730             1,270,270                       --
     Write-down of inventories                                           7,709,170                    --                       --
     Write-off of mineral properties                                     7,039,958                    --                       --
     Write-off of goodwill                                                 541,641                    --                       --
                                                               -------------------    ------------------    ---------------------
                                                                          (580,686)            3,522,003                   57,581
Changes in non-cash working capital items
     Decrease in marketable securities                                      11,731                28,247                   17,334
     Decrease (increase) in trade and other receivables                    753,297            (2,916,402)                 (63,198)
     Increase in inventories                                           (10,490,259)           (2,019,516)              (9,113,859)
     (Increase) decrease in other current assets                           (35,568)              242,053                 (433,497)
     (Decrease) increase in liability for inventory purchases                   --            (5,050,000)               5,050,000
     Increase in other accounts payable and accrued liabilities            370,773               799,976                  961,865
     (Decrease) increase in due to related parties                              --              (150,399)                 150,399
                                                               -------------------    ------------------    ---------------------
     NET CASH USED IN OPERATIONS                                        (9,970,712)           (5,544,038)              (3,373,375)
                                                               -------------------    ------------------    ---------------------

INVESTING ACTIVITIES
     Properties, plant and equipment                                    (2,057,178)           (3,812,556)              (2,679,149)
     Mongolia mineral properties                                          (912,990)           (3,209,363)              (1,191,525)
     Proceeds from sale of surplus equipment                               322,660               102,310                    2,500
     Notes receivable                                                           --                    --                 (856,892)
     Collection of notes receivable                                          1,522             4,794,117                3,028,380
     Increase in restricted marketable securities                       (1,044,166)             (355,020)              (7,945,356)
     Acquisition of Energy Fuels, net of cash received                          --                    --              (10,081,071)
                                                               -------------------    ------------------    ---------------------
     NET CASH USED IN INVESTMENT ACTIVITIES                             (3,690,152)           (2,480,512)             (19,723,113)
                                                               -------------------    ------------------    ---------------------

FINANCING ACTIVITIES
     Stock purchase for retirement                                              --               (74,595)                      --
     Increase (decrease) in notes payable                                  980,166                62,639                   (1,057)
     Common shares issued for cash                                              --                    --               38,876,591
     Share issue costs                                                          --                    --               (2,186,137)
     Increase in deferred credit                                         4,320,000                    --                       --
     Increase in deferred revenue                                        2,547,830               365,426                  210,185
                                                               -------------------    ------------------    ---------------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                           7,847,996               353,470               36,899,582
                                                               -------------------    ------------------    ---------------------

Decrease in cash and cash equivalents                                   (5,812,868)           (7,671,080)              13,803,094
Cash acquired on acquisition of Thornbury                                       --                    --                  150,261
Cash and cash equivalents, beginning of period                           6,282,275            13,953,355                       --
                                                               -------------------    ------------------    ---------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $           469,407    $        6,282,275    $          13,953,355
                                                               -------------------    ------------------    ---------------------

SUPPLEMENTARY CASH FLOW INFORMATION
     Cash interest paid                                        $           113,523    $           29,515    $               3,544
     Cash interest received                                    $           786,926    $        1,276,122    $             778,264

     Non-cash investing and financing activities
        Transfer of inventory to other asset                   $         4,248,875    $               --    $                  --
        Common shares issued on amalgamation                   $                --    $               --    $             823,543



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

3.       INVENTORIES

                                          September 30, 1999   September 30, 1998
                                          ------------------   ------------------
                  Vanadium Concentrates   $        1,257,604   $               --
                  Uranium Concentrates             8,583,323            7,838,433
                  Ore Stockpiles                     144,112            3,117,441
                  In Process                         569,499               79,600
                  Parts and Supplies               1,376,099            1,446,239
                                          ------------------   ------------------
                                          $       11,930,637   $       12,481,713
                                          ==================   ==================

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

6.       PROPERTIES, PLANT AND EQUIPMENT

                                                        Accumulated
                                                       Depreciation,
                                                       Amortization
                                                        Depletion &    September 30,
                                           Cost         Write-offs        1999 Net
                                       -------------   -------------   -------------
         Mill Buildings & Equipment    $   6,438,203   $   1,494,998   $   4,943,205
         Other Machinery & Equipment       2,645,798         798,376       1,847,422
         Mineral Properties                7,616,865       7,616,865              --
                                       -------------   -------------   -------------
                                       $  16,700,866   $   9,910,239   $   6,790,627
                                       =============   =============   =============

                                                        Accumulated
                                                       Depreciation,
                                                       Amortization
                                                        Depletion &     September 30,
                                            Cost        Write-offs        1998 Net
                                       -------------   -------------   -------------
         Mill Buildings & Equipment    $   5,044,364   $     666,215   $   4,378,149
         Other Machinery & Equipment       2,811,926         427,465       2,384,461
         Mineral Properties                7,054,197         299,870       6,754,327
                                       -------------   -------------   -------------
                                       $  14,910,487   $   1,393,550   $  13,516,937
                                       =============   =============   =============

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

         Restricted cash and marketable securities consist of:

                                         September 30, 1999   September 30, 1998
                                         ------------------   ------------------
         Cash and Cash Equivalents       $        2,512,567   $          670,531
         Fixed Income Securities                  6,831,974            7,629,844
                                         ------------------   ------------------
                                         $        9,344,541   $        8,300,375
                                         ==================   ==================

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

         b)       Issued and outstanding

                                                   Number of Shares        Amount
                                                   ----------------    ----------------
         Shares Issued for Cash                    $     26,500,000    $      4,906,166
         Conversion of Special Warrants                  37,800,000          31,784,288
         Amalgamation                              $      1,443,066    $        823,543
                                                   ----------------    ----------------
         Balance-September 30, 1997                      65,743,066          37,513,997
         Shares Purchased for Retirement           $       (218,000)   $        (74,595)
                                                   ----------------    ----------------
         Balance-September 30, 1998 and 1999       $     65,525,066    $     37,439,402
                                                   ================    ================

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

         Cash payment to vendors                               $ 19,354,336
         Direct acquisition costs                                 1,937,631
         Reclamation obligations assumed                         13,265,700
         Notes payable assumed                                 $     30,556
                                                               ------------
                                                               $ 34,588,223
                                                               ============

                  The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

         Cash and certificates of deposit                         $11,210,896
         Favorable uranium sales contracts                          2,000,000
         Notes receivable                                           7,169,143
         Parts and supplies inventory                                 999,994
         Properties, plant and equipment                            8,208,190
         Mongolia mineral properties                              $ 5,000,000
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

                                           Expiry               September 30        September 30        September 30
                                            Date                    1999                1998                1997
                                        -----------             ------------        ------------        ------------
         Option Price per Share
              Cdn $1.25                 5/00 - 6/00               1,875,000           2,000,000           2,639,000
              Cdn $0.75*                5/00 - 3/01                 739,000             814,000                  --
              Cdn $0.75                     1/02                    775,000                  --                  --
                                                                 ----------          ----------          ----------
                                                                  3,389,000           2,814,000           2,639,000
                                                                 ==========          ==========          ==========

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

14.      SEGMENTED INFORMATION

         a)       Geographic segments

                                              September 30, 1999    September 30, 1998    September 30, 1997
                                              ------------------    ------------------    ------------------
         Revenue
               Canada                         $               --    $               --    $               --
               United States                          14,046,832            32,940,876               523,865
               Mongolia                                       --                    --                    --
                                              ------------------    ------------------    ------------------
         Total                                $       14,046,832    $       32,940,876    $          523,865
                                              ==================    ==================    ==================

         Net Income
               Canada                         $         (463,753)   $         (608,062)   $          (13,310)
               United States                         (16,580,589)            2,235,975                47,534
               Mongolia                                  (53,335)              (10,582)              (15,530)
                                              ------------------    ------------------    ------------------
         Total                                $      (17,097,677)   $        1,617,331    $           18,694
                                              ==================    ==================    ==================

         Property, Plant and Equipment, net
               Canada                         $               --    $               --    $               --
               United States                           6,357,892            12,966,199            10,060,736
               Mongolia                                  432,735               550,738               797,943
                                              ------------------    ------------------    ------------------
         Total                                $        6,790,627    $       13,516,937    $       10,858,679
                                              ==================    ==================    ==================

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
         GAAP).

                                                                               September 30,      September 30,
                                                                                   1999               1998
                                                                              ---------------    ---------------
CONSOLIDATED BALANCE SHEETS
Properties, plant and equipment      Canadian basis                           $     6,790,627    $    13,516,937
                                     Depreciation of assets held for
                                       resale                                          15,772                 --

                                     Exploration expenditures                              --         (1,005,022)
                                                                              ---------------    ---------------
                                     U.S. basis                               $     6,806,399    $    12,511,915
                                                                              ---------------    ---------------

Mongolia mineral properties          Canadian basis                           $    10,484,299    $     9,500,932
                                     Write-off Mongolia Mineral
                                      Properties                         (a)       (4,802,289)                --
                                     Exploration expenditures            (b)       (5,682,010)        (4,698,643)
                                                                              ---------------    ---------------
                                     U.S. basis                               $            --    $     4,802,289
                                                                              ---------------    ---------------

Notes receivable                     Canadian basis                           $       202,016    $       203,538
                                     Shareholder loan reclassification   (c)         (200,000)          (200,000)
                                                                              ---------------    ---------------
                                     U.S. basis                               $         2,016    $         3,538
                                                                              ---------------    ---------------

Goodwill and other                   Canadian basis                           $            --    $       575,351
                                     Amalgamation                        (d)               --           (572,439)
                                                                              ---------------    ---------------
                                     U.S. basis                               $            --    $         2,912
                                                                              ---------------    ---------------

Share capital                        Canadian basis                           $    37,439,402    $    37,439,402
                                     Shareholder loan reclassification   (c)  $      (200,000)   $      (200,000)
                                     Amalgamation                        (d)         (615,970)          (615,970)
                                                                              ---------------    ---------------
                                     U.S. basis                               $    36,623,432    $    36,623,432
                                                                              ---------------    ---------------

Retained earnings                    Canadian basis                           $   (15,461,652)   $     1,636,025
                                     Write-off Mongolia Mineral
                                       Properties                        (a)       (4,802,289)                --
                                     Exploration expenditures            (b)       (5,682,010)        (5,703,665)
                                     Goodwill                            (d)          615,970             43,531
                                     Depreciation of assets held for
                                      resale                             (e)           15,772                 --
                                                                              ---------------    ---------------
                                     U.S. basis                               $   (25,314,209)   $    (4,024,109)
                                                                              ---------------    ---------------

                                                                     September 30,         September 30,         September 30,
                                                                         1999                  1998                  1997
                                                                  ------------------    ------------------    ------------------
CONSOLIDATED STATEMENTS OF EARNINGS

Net (loss) income under Canadian GAAP                             $      (17,097,677)   $        1,617,331    $           18,694
Write-off of Mongolia mineral properties                                  (4,802,289)                   --                    --
Write-off of mineral properties                                            1,005,022                    --                    --
Exploration expenditures                                                    (912,990)           (3,997,447)           (1,706,218)
Capitalized depreciation                                                     (70,377)                   --                    --
Goodwill                                                                     572,439                30,804                12,727
Depreciation of assets held for resale                                        15,772                    --                    --
                                                                  ------------------    ------------------    ------------------
Net loss under U.S. GAAP                                          $      (21,290,100)   $       (2,349,312)   $       (1,674,797)
                                                                  ------------------    ------------------    ------------------
Basic/diluted net loss per share, U.S. GAAP                       $            (0.32)   $            (0.04)   $            (0.03)
                                                                  ------------------    ------------------    ------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in) operations under Canadian GAAP         $       (9,970,712)   $       (5,544,038)   $       (3,373,375)
Exploration expenditures                                                    (912,990)           (3,997,447)           (1,706,218)
                                                                  ------------------    ------------------    ------------------
Cash provided by (used in) operations under U.S. GAAP             $      (10,883,702)   $       (9,541,485)   $       (5,079,593)
                                                                  ------------------    ------------------    ------------------

Cash provided by (used in) investing activities under
   Canadian GAAP                                                  $       (3,690,152)   $       (2,480,512)   $      (19,723,113)
Exploration expenditures                                                     912,990             3,997,447             1,706,218
                                                                  ------------------    ------------------    ------------------
Cash provided by (used in) investing activities under U.S. GAAP   $       (2,777,162)   $        1,516,935    $      (18,016,895)
                                                                  ------------------    ------------------    ------------------

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

                                Index to Exhibits

Exhibit Number           Description
--------------           -----------
    1.1                  Company's Corporate Structure Chart