Form 20-F/A
period 2000-09-30
INTERNATIONAL URANIUM CORP
filed 2002-04-11
CIK 1063259

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

           or the transition period from ____________ to ___________

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

YES        X              NO
      -----------             -----------

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17      X             ITEM 18
        -----------                -----------

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

U3O8                       Triuranium octoxide;

V2O5                       Vanadium pentoxide;

WHITE MESA MILL            Means the 2,000 ton per day uranium mill, with a
                           vanadium or other co-product recovery circuit, located near Blanding, Utah that is owned by the Company's subsidiary IUC White Mesa, LLC. Also referred to as the "Mill".

YELLOWCAKE                 Means the concentrate powder produced from uranium
                           milling, or an in situ leach, facility. Yellowcake typically contains approximately 90% U3O8 from conventional mined ores.


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


                             SELECTED FINANCIAL DATA

                                                                                                    PERIOD FROM
                                      FISCAL YEAR ENDED   FISCAL YEAR ENDED  FISCAL YEAR ENDED     INCORPORATION
                                         SEPTEMBER 30        SEPTEMBER 30      SEPTEMBER 30     OCTOBER 3, 1996, TO
                                            2000                1999               1998          SEPTEMBER 30, 1997
                                      -----------------   -----------------  -----------------  -------------------

 Revenues                                $ 16,060,172       $ 14,046,832       $ 32,940,876       $    523,865

 Net income (loss)
      Canadian GAAP                      $(15,244,651)      $(17,097,677)      $  1,617,331       $     18,694

      US GAAP                            $ (4,552,890)      $(21,290,100)      $ (2,349,312)      $ (1,674,797)

 Basic/diluted income (loss) per
equity share
      Canadian GAAP                      $      (0.23)      $      (0.26)      $       0.02       $         --
      US GAAP                            $      (0.07)      $      (0.32)      $      (0.04)      $      (0.04)
 Total assets
      Canadian GAAP                      $ 33,152,084       $ 45,891,809       $ 54,770,714       $ 57,200,339
      US GAAP                            $ 33,175,318       $ 35,223,282       $ 48,294,610       $ 54,690,878

Net Assets
      Canadian GAAP                      $  6,733,099       $ 21,977,750       $ 39,075,427       $ 37,532,691
      US GAAP                            $  6,756,333       $ 11,309,223       $ 32,599,323       $ 35,023,230

Capital stock
      Canadian GAAP                      $ 37,439,402       $ 37,439,402       $ 37,439,402       $ 37,513,997
      US GAAP                            $ 36,623,432       $ 36,623,432       $ 36,623,432       $ 36,698,027

Number of shares outstanding
                                           65,525,066         65,525,066         65,525,066         65,743,066

Dividends declared                       $         --       $         --       $         --       $         --


B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.


D. RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Company intends to marshal its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient capacity to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Company will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Company cannot develop this backlog in the near future, it may pursue other business opportunities, as they may arise.

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

During fiscal year 2000, U3O8 prices started at $9.75 per pound U3O8 in September 1999, then declined to $7.40 per pound in September 2000. The spot market value of vanadium, declined from $1.84 per pound of V2O5 in September 1999 to a low of $1.29 per pound in December 1999, rising to $2.25 per pound during the period from March to May 2000 and then declining to $1.70 by fiscal year end. Uranium prices continued to drift downward to $7.10 per pound in January 2001 but have risen to $8.20 by the end of March 2001. Vanadium prices have declined further to approximately $1.45 per pound as of March 2001.

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

The Company maintains insurance against certain risks that are typical in the uranium industry. As of March 30, 2001, this includes approximately $53,000,000 of fire and casualty insurance for damage to the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $13,000,000 of general liability insurance. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

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

Due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Company intends to keep those properties on a shut down status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices. See "Current Operations."

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

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Company, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of March 30, 2001, The Gurvan-Saihan Joint Venture holds some 3.19 million acres of uranium exploration properties in Mongolia. See "Mongolia Property."

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years have been $4,454,416 for its Mongolian mineral properties and $6,114,691 for its U.S. operations. During this same time period the Company sold approximately $1,052,000 of surplus mining equipment, resulting in a gain of $263,331. In addition, due to a significant deterioration in the market price for uranium and vanadium, the Company has written off its entire investment in its Mongolian joint venture and its U.S. mining properties. The Company expects to finance the development of the alternate feed business, which is the Company's current focus, through internal sources.

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

The Company continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from the Company's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Company commenced the milling of this material in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the material was completed in October of 1999 and the Company recovered approximately 487,000 pounds of U3O8 concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company has also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999. The Company intends to keep those properties on shut down status indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties. The Company has also closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000.

B. BUSINESS OVERVIEW

                               CURRENT OPERATIONS

The Company is currently in the process of redefining its business operations to focus on the development of the alternate feed business. The Company has focused on the following four areas in the past:

            1)       Mining
            2)       Alternate Feed Processing
            3)       Exploration and Development
            4)       Marketing.

Due to deteriorating commodity prices and other factors, the Company has ceased its mining and exploration activities, and has shut down all of its mines and its Mongolian joint venture. The Company intends to keep its Mongolian property on a shut down status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such property to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

While this reduction in exploration and mining activities is underway, the Company continues to marshal its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. Although the Company has pursued the alternate feed business in the past, and, as of March 30, 2001, has received twelve license amendments for the processing of alternate feed materials at the Mill, the alternate feed business has historically been considered by the Company to be supplemental to its business of mining and milling conventional uranium and uranium/vanadium mineralization. With the recent decline in commodity prices, the Company is now dedicating its full attention to the development of the alternate feed business as the primary focus of its business operations. See "Alternate Feed Processing." The Company will also continue to evaluate other opportunities, unrelated to its mining and alternate feed activities, as they may arise.

ALTERNATE FEED PROCESSING OVERVIEW

While declining commodity prices seriously affected the Company's conventional mining, milling and exploration programs, the Company did have some notable success in the development of its alternate feed, uranium-bearing waste recycling business. During fiscal 2000, the Company was awarded its third contract under the U.S. government's Formerly Utilized Sites Remedial Action Program ("FUSRAP") for the Linde site, near Buffalo, New York. This contract is a multi-year contract that involves approximately 75,000 tons of uranium-bearing soils that will be processed through the Mill. The Linde material began arriving at the Mill in September 2000. Also noteworthy is the fact that the NRC decided the State of Utah's appeal of the Ashland 2 license amendment, thereby resolving in the Company's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. See "Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings." The Company intends to continue to marshal its resources and concentrate its operations on the development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Company continues to expect that the development of its alternate feed business can result in a profitable business for the Company, if the Company is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. Despite the Company's successes, however, the Company has not to date developed the required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. See "Alternate Feed Processing."

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

In addition, in order to minimize the holding cost of its U.S. mining properties, the Company has dropped some portions of its Reno Creek in situ leach property and, as of March 30, 2001, has entered into an agreement to sell the remaining portion to a third party in consideration of the assumption by the third party of all reclamation liabilities associated with the project. See "Other U.S. Mineral Properties."

MARKETING

Given the continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts. By combining the contracts with the inventory, the Company was able to receive better than market prices for its uranium inventory. Net proceeds were $6.1 million from the sale of the uranium contracts and 395,000 pounds of U3O8 inventory. The spot market for vanadium rose from a low of $1.29 per pound V2O5 in December 1999 to above $2.25 per pound for the period from March to May,

2000. By fiscal year end the vanadium price was back to $1.70 per pound V2O5. The Company was able to sell a significant portion of the V2O5 inventory during the period of higher prices.

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

As of March 30, 2001, the Mill has received twelve license amendments, authorizing the Mill to process fifteen different alternate feed materials. As of March 30, 2001, the Mill has recovered approximately 1,125,000 pounds of U3O8 from the processing of alternate feed materials. Of these amendments, seven have involved the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of Department of Energy material. These eight feed materials were generally relatively high in uranium content and relatively low in volume. The remaining four amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 44,000 tons of FUSRAP material from the Ashland 2 site near Buffalo, New York, and, as of March 30, 2001, is receiving such material from the Ashland 1 and Linde sites, both near Buffalo. The Ashland 1 and Linde sites are estimated to ship approximately 150,000 tons and 75,000 tons, respectively. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded the Ashland 2 contract to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up this site at a fraction of the cost that would have been incurred had the disposal-only option been used.

As of March 30, 2001, the Company estimates that there are potentially several million tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

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

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically two to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Company to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and need not be remediated within any set time period. It is incumbent upon the Company to identify these types of contracts . Most of these types of contracts are sole-source . As of March 30, 2001, the Company has been successful in obtaining approximately 50% of the contracts for which it submitted a competitive bid and approximately 75% of all contracts sought.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Company's alternate feed projects have been challenged by the State of Utah, which has believed that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company. As of March 30, 2001, the Company's White Mesa Mill has been granted twelve license amendments for processing alternate feeds out of twelve requests, and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Company's NRC license amendment that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners affirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the long-standing dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. See "Item 8. Financial Information - Legal Proceedings."

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

The Company continues to expect that the development of the business of recycling uranium-bearing materials can result in a profitable business for the Company. As noted above, there are potentially millions of tons of this type of material in the U.S., enough to keep the White Mesa Mill operating at capacity for the foreseeable future. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient capacity to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. Despite its successes in developing this new business opportunity and the receipt of alternate feed materials from various sources, the Company has not to date developed this required backlog of alternate feed business to result in sustained profitable operations for the Company. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. While the Company's shutdown of its exploration and mining activities is underway (see "Current Operations"), the Company intends to continue to marshal its resources and concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Company cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities as they may arise.

                              THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby, and has sold all of its uranium inventories and supply contracts, it nevertheless produces some uranium from the processing of alternate feed materials. While the processing of alternate feed materials is often associated with a processing fee payable to the Company, and hence the revenues derived from alternate feed processing are typically sheltered from the full effects of changes in the price of uranium, the value of the uranium produced is still dependent upon uranium prices. Also, the value of the Company's uranium properties can be dependent upon changes in uranium prices. For these reasons, the Company has included a brief description of the uranium industry, as of March 30, 2001.

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

URANIUM SUPPLY AND DEMAND

According to the UI, annual Western World uranium consumption has increased from approximately 56 million pounds U3O8 in 1980 to about 148 million pounds U3O8 in 1999. Demand could increase by increased plant operating capacities or reduced by premature closing of nuclear power plants.

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

The spot market is the market for uranium which may be purchased for delivery within one year. Over the last ten years, annual spot market demand averaged roughly 26 million pounds U3O8 with a record high of 42 million pounds U3O8 in 1995 followed by a low, over the period, to 28 million pounds U3O8 in 1999. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following four years largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but had risen to $8.20 by March 2001.

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

                               THE VANADIUM MARKET

THE FOLLOWING IS A BRIEF SUMMARY OF THE VANADIUM MARKET AS OF MARCH 30, 2001.

As a co-product of the production of uranium from the Colorado Plateau District ores, the Company has produced and sells vanadium. As of March 30, 2001, the Company holds an inventory of approximately 424,000 pounds V2O5 blackflake and approximately 145,000 pounds V2O5 as vanadium pregnant liquor.

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

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa Mill is capable of producing three products, ammonium metavanadate ("AMV") and vanadium pregnant liquor ("VPL"), both intermediate products, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V2O5"). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.

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

All of the Company's U.S. assets are held through the Company's wholly owned subsidiary International Uranium Holdings Corporation. International Uranium Holdings Corporation holds its assets through a series of Colorado limited liability companies: the White Mesa Mill through IUC White Mesa LLC; the Colorado Plateau mines through IUC Colorado Plateau LLC, IUC Sunday Mine LLC and IUC Properties LLC; the Arizona Strip properties through IUC Arizona Strip LLC; the Reno Creek property through IUC Reno Creek LLC; and the Bull Frog and other exploration properties through IUC Exploration LLC. All of the U.S. properties are operated by International Uranium (USA) Corporation, a wholly owned subsidiary of International Uranium Holdings Corporation.

The Company's 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company.


D. PROPERTY, PLANTS AND EQUIPMENT

The following is an overview of the properties held by the Company as of March 30, 2001:

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

INVENTORIES

As of September 30, 2000, there were no inventories of U3O8 at the Mill. As of that date, there were approximately 424,000 pounds of vanadium, as black flake, and approximately 170,100 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of March 30, 2001, for approximately another 200,000 tons of tailings solids. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damages to the seams in the liner for Cell No. 4A. This cell contains no tailings at present, and the damage is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

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

OPERATION AT REDUCED CAPACITY

Design capacity of the Mill is 2,000 tons per day of mined material, which would yield 6 million pounds U3O8 per year from Arizona Strip ore or 3 1/2 million pounds per year of U3O8 and up to 18 million pounds per year of V2O5 from Colorado Plateau materials. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

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

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs as of March 30, 2001, are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
Mill dismantling and decommissioning                               $  1,505,168
Tailings cell #2 Reclamation                                          1,082,870
Tailings cell #3 Reclamation                                          1,565,444
Tailings cell #4A Reclamation                                           120,128
Tailings cell #1 Reclamation                                          1,234,212
Miscellaneous - management, hygiene, radiation, etc                   1,939,480
                                                                   ------------
Direct Costs                                                          7,447,302
Contractors' Profit                                                     744,730
Contingency                                                           1,117,095
Licensing and bonding                                                   148,946
Long term care fund                                                     606,721
                                                                   ------------

TOTAL ESTIMATED COSTS                                              $ 10,064,794
                                                                   ============

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

                         SUMMARY OF MINERALIZED MATERIAL

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's various properties, as of March 30, 2001:

Conventional Mines

            Project           Mineralized Tons     %U3O8           %V2O5
            -------           ----------------     -----           -----

Arizona Strip Mines(1)(4)
         Arizona(1)                  80,000          0.652
         Canyon                     108,000          0.903
         Pinenut                    110,000          0.427
                                 ----------     ----------
         Total Arizona Strip        298,000          0.660

Colorado Plateau(2)(4)            1,506,750          0.206         1.208

Bullfrog Project(3)(4)            1,937,000          0.334
                                 ----------     ----------

          1) The reported mineralized tons for the Arizona Strip mines include extraction dilution losses (which includes mining dilution and mining recovery losses).

          2) The reported mineralized tons for the Colorado Plateau mines include extraction dilution losses(which includes mining dilution and mining recovery losses).

          3) The reported mineralized tons for the Bullfrog Project do not include extraction dilution losses.

          4) Processing of uranium bearing material in a uranium/vanadium recovery mill normally results in recovery of approximately 94% to 98% of the contained uranium and 70% to 80% of the contained vanadium. Milling Recovery losses are not included in the foregoing table.

In-Situ Leach Projects(5)

                            Mineralized Tons               %U3O8
                            ----------------               -----

Reno Creek                       4,286,000                 0.075
Mongolia JV                     21,672,000                 0.052

Total ISL Projects              25,958,000                 0.055

          5) Total uranium recovery from ISL projects is normally in the range of 70% to 75% of the in place mineralization. These recovery losses are not incorporated in the foregoing figures for the Registrant's ISL projects.

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

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950s this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Company) in the Uravan area is reported at 47 million pounds of U3O8 and 273 million pounds of vanadium, yielding an overall ratio of V2O5/U3O8 of 5.79.

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

Based on this history of production from the Colorado Plateau, the Company believes that if commodity prices improve the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

Presently mineral deposits estimated to contain approximately 1,506,750 tons with an average grade of 0.206% U3O8 and 1.208% V2O5 have been identified by the Company in its Colorado Plateau properties. These estimates take into account extraction dilution losses, but do not include milling recovery losses, which are estimated to be 2% to 6% for uranium and 20% to 30% for vanadium.


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

OPERATIONS

The Company's principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending any significant improvements in commodity prices. The location of these mines is indicated on the following figure:


                                      [MAP]


The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of mine development activities. The Company continued the mining of uranium and vanadium bearing materials from these mines until mid-1999. At that time, the Company elected to suspend operations at these mines as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shutdown of the mines took several months to complete, and the process of shutting the mines down was completed in November 1999. The mines continue to remain in a shutdown status pending any significant improvements in commodity prices. During this mining campaign a total of approximately 81,500 tons of mineralized material with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% was mined from these mines. This mineralized material together with approximately 5,750 tons of mineralized material from independent mines was milled at the White Mesa Mill during the period June 1999 to November 1999, to recover approximately 487,000 pounds of U3O8 and 2.0 million pounds of V2O5

Due to the shutdown of mining operations on the Colorado Plateau, the Company closed its field office in Dove Creek Colorado during the period July to November 1999.

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

The Company owns a number of permitted mines, partially developed properties, known deposits and well developed prospects in the Arizona Strip., all of which have been shut down pending any significant improvements in commodity prices.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but have been placed on shut down status pending any significant improvements in commodity prices. Mineral from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

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

DESCRIPTION

The Arizona Strip properties consist of several developed and partially developed mines and exploration properties, including the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down pending any significant improvements in commodity prices. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U3O8. These estimates take into account extraction dilution losses, but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure:


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

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,937,000 tons at a grade of 0.334% U3O8. A higher grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.417% U3O8. These estimates do not take into account extraction dilution losses or milling recovery losses.

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

Due to the weak uranium market, the Company has suspended all licensing work on its Reno Creek property, and portions of the Reno Creek property were dropped in fiscal 1999. As of January 31, 2001, the Company estimates remaining mineral deposits to contain approximately 4.286 million tons of mineralized material at an average grade of 0.075% U3O8. Total uranium recovery would normally be expected to be in the range of 70% to 75% of this in place mineralization. These recovery losses are not incorporated into these figures. As of March 30, 2001, the Company has entered into an agreement with a third party to acquire the remaining portion of this property in consideration of the party assuming the reclamation liabilities associated with the property and removing the Company from its obligations with respect to the properties.

DEWEY BURDOCK PROPERTY

The Dewey Burdock property area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road. The location of the Dewey Burdock property is indicated on the previous figure.

The Dewey Burdock deposit has been considered as a candidate for ISL mining. Although the mineral deposit computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests would have to be conducted before the mineral deposit could be conclusively determined to be amenable to ISL.

Portions of the Dewey Burdock property were dropped in 1999. The remaining mineral deposits were dropped in 2000, and the Company no longer has an interest in this property.

                                MONGOLIA PROPERTY

OVERVIEW AND PROJECT STATUS

The Company owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds five concession blocks that, as of March 30, 2001, cover a total of 12,100 square kilometers in central eastern Mongolia. The other participants in the Joint Venture are the Mongolian government and a Russian geological concern, each as to 15 percent.

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions, and has discovered mineral deposits containing approximately 21.67 million tons of mineralized material at an average grade of approximately 0.052% U3O8 amenable to the in situ leach method of mining.

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

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Company has shut down all of its mines. The Company intends to keep those properties on a shut down status indefinitely, pending any significant improvements in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

The permitting status of the various mines as of March 30, 2001, is set out below.

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

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of March 30, 2001, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

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

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled mineralized material, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of all vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty was applicable to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, most of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest did not apply to the Mongolia Property, nor to any tolled mineralized material, or purchased mineralized material from third parties, or Alternate Feeds processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

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

Changes in the market price of uranium and vanadium significantly affected IUC's profitability and cash flow. The spot market value of uranium continued to fall throughout the fiscal year. At the end of the fiscal year, the spot market price was $7.40 per pound U3O8 compared to $9.75 per pound U3O8 at the beginning of the year. IUC's realized uranium prices of $11 and $13 per pound U3O8 in 2000 and 1999, respectively, tracked the declining spot market for uranium. In order to maintain a strong cash position and to protect against any further decline in the spot uranium price, the Company sold its remaining long-term contracts and uranium inventory.

The spot market for vanadium rose from a low of $1.29 per pound V2O5 in December 1999 to above $2.25 per pound V2O5 for the period from March to May 2000. By fiscal year end the vanadium price was back to $1.70 per pound V2O5. The Company was able to sell a significant portion of its inventory during the period of higher prices. IUC's realized price per pound V2O5 was $1.88 during fiscal 2000.

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

In fiscal 2000, due to the continued depressed price of uranium and vanadium, the Company reduced the carrying value of its finished goods inventories by $1,026,415. These same low commodity prices, combined with low expectations of any appreciable price recovery in the near term, resulted in the Company reducing the carrying value of its investment in the Gurvan-Saihan Joint Venture by $10,963,248. The write-down differs under U.S. GAAP because, under U.S. GAAP, exploration costs are expensed as incurred whereas, under Canadian GAAP, exploration costs were deferred until the project was written-off. In addition, the Company adjusted the carrying value of the Other Asset and the offsetting Deferred Credit by a net $1,308,875 to reflect the Company's perception of future market prices. The Other Asset and Deferred Credit represent a put option entered into in fiscal 1999, which grants a third party the option to put up to 400,000 pounds of U3O8 back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 1, 2003.

B. FISCAL 1999 VERSUS FISCAL 1998

RESULTS OF OPERATIONS

For the year ended September 30, 1999, the Company incurred a net loss of $17,097,677, compared to a net profit of $1,617,331 for the year ended September 30, 1998. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U3O8. The vanadium market saw prices plunge dramatically from $5.37 per pound V2O5 at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Company to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Company electing to reduce the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Company also wrote-off the remaining unamortized portion of goodwill in the amount of $541,641.

For fiscal 1999, the Company had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium and $4,288,515 (31%) was derived from the Company's process milling of alternate feeds. These results are significantly lower than the corresponding results for the year ended September 30, 1998, where the Company had total revenues of $32,940,876, consisting of $19,890,300 in U3O8 sales and $13,050,576 of revenues from process milling of alternate feeds. In addition, the Company delivered 400,000 pounds U3O8 at a purchase price of $10.80 per pound to a customer under a deferred sales arrangement. This agreement grants the purchaser the option to put the U3O8 back to the Company at a price of $10.55 per pound U3O8 at any one time during the period of October 1, 2001 to March 1, 2003. The transaction was accounted for as a deferred credit of $4,320,000 and the cost of inventory of $4,248,875 was reclassified as an other asset. If and when the put option is exercised, these amounts will be reclassified as revenues and cost of sales, respectively.

The spot market value of uranium remained depressed and basically flat during the 1999 fiscal year. It began the fiscal year at $9.75 per pound U3O8, rose to $10.85 in March, then declined during the remainder of the fiscal year back to $9.75 in September. The spot market value of vanadium, however, suffered a tremendous decline. It began the fiscal year at $5.37 per pound V2O5 and then declined during the remainder of the fiscal year to $1.84 in September. As a result, the Company elected to only sell a very small quantity of the V2O5 it produced during the year. Also, due to the continued depressed price for U3O8, the Company only sold U3O8 into existing contracts and elected not to enter into any additional spot market contracts during the year.

Of the Company's 1999 uranium sales, 100% of the material was sourced from uranium purchased under pre-existing contracts. The $9,758,317 of uranium sales proceeds resulted from four separate sales transactions. Approximately 69% of the sales revenues (61% of the material delivered) arose from long-term contracts and the balance were from existing spot market contracts.

The Company's alternate feed projects during 1999 consisted primarily of the processing of over 44,000 tons of uranium-bearing soil materials received from the Ashland 2 former defense site near Buffalo, New York. The Company received a recycling fee for this project, which contributed $3,794,195, or 88%, of the total process milling revenues for the year. The remaining alternate feed revenues of $494,320 came primarily from the sale of a product from a prior year's alternate feed project. The Company also produced approximately 160,000 pounds of U3O8 from another alternate feed source. The Company did not receive a recycling fee for this project, and the U3O8 remains in inventory to be sold at a later date. The Company's processing costs relating to alternate feeds totaled $3,213,789 for 1999 resulting in a gross profit from alternate feeds of $1,074,726.

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

The Company continued the mining of uranium and vanadium-bearing materials from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the

Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The shut down of the mines took several months to complete and the process was completed in November 1999. The Company has also completely written-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of mined material, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from Company and independent mines. All of the mined material was shipped to the Mill and the Company commenced the milling of this material in June 1999. As of September 30, 1999, approximately 72,750 tons of material had been fed to the Mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

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

The Company suspended the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in situ leach project, located in the Powder River Basin of Wyoming. This review process could be reinstituted at any time. The Company has also written-off all of its investment and development expenditures related to this project. These decisions were, again, related to weak market prices for uranium.

The Gurvan-Saihan Joint Venture, the Company's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated a deposit for this program containing approximately 21.67 million tons of mineralized material at n average grade of approximately 0.052% U3O8. Total cash expenditures by the Company relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998. Due to depressed commodity prices the Joint Venture activities were shut down in early fiscal 2000.

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

The Company has posted bonds as security for these liabilities and has deposited, restricted cash and marketable securities on account of these obligations. The amount of the restricted cash and marketable securities collateralizing the Company's reclamation obligations was $8,870,989 at September 30, 2000.

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

Historically, the Registrant's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Registrant suspended all U.S. mining activities in 1999. As a result of this suspension, the Registrant completely wrote-off the carrying value of its U.S. mineral properties in 1999. The Registrant also does not anticipate that these commodity prices will recover to levels that would warrant reactivation of these mines for several years. The Registrant intends to keep those properties in a shutdown status indefinitely, pending any significant improvements in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. As of March 30, 2001, the Registrant has closed its Colorado Plateau and Arizona mining offices and is actively seeking potential purchasers for its mining properties and mining equipment and taking other steps to minimize its holding costs for mining properties.

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

The reduction in Mill standby costs and general and administration expenditures means that the Company will have the resources to continue to aggressively pursue the alternate feed market. As of March 30, 2001, the Company has three firm contracts, which provide sufficient feed to operate the Mill for up to nine months. The Company is continuing to pursue other contracts; however, it is also looking at opportunities to diversify, as they may arise.

F. RISKS AND UNCERTANTIES

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

Risk factors that affect the Company's results and the above discussion of the 2001 outlook include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, changes in government regulation and policies including trade laws and policies, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

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

I. TREND INFORMATION

During the last three fiscal years, the Company has seen a deterioration in both uranium and vanadium prices, from $11 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices and projected future market conditions, the Company decided to cease its mining and exploration activities, and has placed all of its mines and its Mongolian joint venture on a shutdown status. The Company intends to keep those properties on a shutdown status indefinitely, pending any significant improvements in commodity markets, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has written off the carrying value of all of these properties on its financial statements.

As a result of these market events, the Company decided to marshal its resources and to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had successes in developing this business, such as the award of its third FUSRAP contract for the Linde site during the last fiscal year, the Company has not, to date, developed the backlog of business necessary to allow the Mill to operate beyond the next Mill run, which, as of March 30, 2001, is scheduled to commence in 2001. Developing this backlog is the major challenge facing the Company at this time.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 15, 2001, are as follows:


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                               COMMON SHARES OF
                                                  THE COMPANY
                                              BENEFICIALLY OWNED,
                                                  DIRECTLY OR
                               PERIOD OF       INDIRECTLY, OR
NAME AND MUNICIPALITY OF     SERVICE AS A        CONTROLLED OR        PRESENT PRINCIPAL OCCUPATION AND POSITION WITH
       RESIDENCE               DIRECTOR           DIRECTED(1)                         THE COMPANY(3)
-------------------------    ------------     ------------------   ---------------------------------------------------
JOHN H. CRAIG                May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell LLP;
Toronto, ON                       to               155,000         Director of a number of publicly-traded companies,
                               present                             including: International Curator Resources Ltd. and
                                                                   Tenke Mining Corp.
----------------------------------------------------------------------------------------------------------------------

                                               COMMON SHARES OF
                                                  THE COMPANY
                                              BENEFICIALLY OWNED,
                                                  DIRECTLY OR
                               PERIOD OF       INDIRECTLY, OR
NAME AND MUNICIPALITY OF     SERVICE AS A        CONTROLLED OR         PRESENT PRINCIPAL OCCUPATION AND POSITION WITH
       RESIDENCE               DIRECTOR           DIRECTED(1)                         THE COMPANY(3)
-------------------------    -------------    ------------------   -----------------------------------------------------
DAVID C. FRYDENLUND          May 9, 1997                           Vice President, General Counsel, Chief Financial
Lone Tree, CO                     to               200,000         Officer and Corporate Secretary of the Company.
                               present
------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER J. F. HARROP     May 9, 1997                           November 1994 to present, Senior Vice-President and
Toronto, ON                       to               300,926         Director, Canaccord Capital Corp.
                               present
------------------------------------------------------------------------------------------------------------------------
RON F. HOCHSTEIN             April 6, 2000                         President and Chief Executive Officer of the Company
Lakewood, CO                       to               100,000        since April 6, 2000; from January 31, 2000 to April
                                present                            6, 2000, Vice President and Chief Operating Officer
                                                                   of the Company.
------------------------------------------------------------------------------------------------------------------------
EARL E. HOELLEN              May 9, 1997                           Self-employed businessman; October 24, 1996 to April
Englewood, CO                     to               750,000         6, 2000,  President and Chief Executive Officer of
                               present                             the Company.
------------------------------------------------------------------------------------------------------------------------
LUKAS H. LUNDIN(2)           May 9, 1997                           Chairman of the Board of the Company; Director and/or
Vancouver, BC                     to                               officer of a number of publicly-traded natural
                               present             458,500         resource companies, including: Lundin Oil AB, Atacama
                                                                   Minerals Corp., Santa Catalina Mining Corp.,
                                                                   International Curator Resources Ltd., Tenke Mining
                                                                   Corp., Tanganyika Oil Company Ltd. and South Atlantic
                                                                   Resources Ltd.
------------------------------------------------------------------------------------------------------------------------
WILLIAM A. RAND              May 9, 1997                           Self-employed businessman; Director of a number of
Vancouver, BC                     to                 Nil           publicly-traded companies, including: Lundin Oil AB,
                               present                             Santa Catalina Mining Corp., International Curator
                                                                   Resources Ltd., Tenke Mining Corp., Tanganyika Oil
                                                                   Company Ltd. and South Atlantic Resources Ltd.
------------------------------------------------------------------------------------------------------------------------

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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2000:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2000






                                                                       SECURITIES
                                                                         UNDER
   NAME AND PRINCIPAL                                OTHER ANNUAL     OPTIONS/SARS      ALL OTHER
        POSITION             SALARY(1)     BONUS     COMPENSATION      GRANTED(#)      COMPENSATION
   ------------------        ---------     -----     ------------     ------------     ------------
Ron F. Hochstein              128,000       Nil          Nil            1,250,000           Nil
President and Chief
Executive Officer(2)(3)
---------------------------------------------------------------------------------------------------
David C. Frydenlund,          158,400       Nil        9,000(4)           700,000           Nil
Vice President, General
Counsel, Chief
Financial Officer, and
Corporate Secretary(2)
---------------------------------------------------------------------------------------------------

Earl E. Hoellen,              104,769       Nil        2,024(8)               Nil         90,948(5)
(former President and
Chief Executive
Officer)(5)
---------------------------------------------------------------------------------------------------

Harold R. Roberts,             50,268       Nil        1,229(9)               Nil         40,195(6)
(former Vice President,
Operations)(6)
---------------------------------------------------------------------------------------------------

Rick L. Townley,               56,269       Nil          844(8)               Nil         26,250(7)
(former Vice President
Finance, Chief Financial
Officer and Treasurer)(7)
---------------------------------------------------------------------------------------------------


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


   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                MARKET VALUE
                                                                                OF SECURITIES
                                           % OF TOTAL                            UNDERLYING
                         SECURITIES        OPTIONS/SARS                         OPTIONS/SARS
                            UNDER           GRANTED TO        EXERCISE OR         ON THE
                        OPTIONS/SARS       EMPLOYEES IN       BASE PRICE        DATE OF GRANT       EXPIRATION
           NAME          GRANTED(#)       FINANCIAL YEAR    (CDN$/SECURITY)    (CDN$/SECURITY)         DATE
           ----         ------------      --------------    ---------------    ---------------      -----------
Ron F. Hochstein         1,000,000            27.7%               0.20               0.19           May 22/2003
                           250,000             6.9%               0.75               0.26           Oct 10/2002
---------------------------------------------------------------------------------------------------------------
David C. Frydenlund        700,000            19.4%               0.20               0.19           May 22/2003
---------------------------------------------------------------------------------------------------------------

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

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:


                             COMMITTEES OF THE BOARD

                                                        CORPORATE GOVERNANCE       ENVIRONMENT, HEALTH AND
     AUDIT COMMITTEE       COMPENSATION COMMITTEE      AND NOMINATING COMMITTEE       SAFETY COMMITTEE
     ---------------       ----------------------      ------------------------    -----------------------
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

      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                  NUMBER OF COMMON                         OPTION PRICE     OPTION EXPIRY
EXECUTIVE OFFICER AND DIRECTOR   SHARES UNDER OPTION       DATE OF GRANT      (CDN$)            DATE
------------------------------   -------------------       -------------   ------------   ----------------
John H. Craig                          75,000               May 23, 2000       0.20           May 23, 2003

David C. Frydenlund                   200,000           January 14, 1999       0.75       January 13, 2002
                                      700,000               May 23, 2000       0.20           May 22, 2003

Christopher J.F. Harrop                75,000               May 23, 2000       0.20           May 22, 2003

Ron F. Hochstein                      250,000           October 11, 1999       0.75       October 10, 2002
                                    1,000,000               May 23, 2000       0.20           May 22, 2003

Earl E. Hoellen                       375,000           January 14, 1999       0.75       January 13, 2002

Lukas H. Lundin                       500,000               May 23, 2000       0.20           May 22, 2003

William A. Rand                        75,000               May 23, 2000       0.20           May 22, 2003
                                 ------------
Total                               3,250,000


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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2000, the date of the annual financial statements incorporated into this Form 20-F, except that during January 2001, due to its current cash position the Company elected to cancel its working capital loan agreement with Wells Fargo Bank, NA.


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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low closing prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:


                               TRADING INFORMATION

           PERIOD                       HIGH        LOW           VOLUME
           ------                     -------     -------         ------
                                       (Cdn$)      (Cdn$)
May 16, 1997-September 30, 1997        1.50        0.96        27,131,433
October 1, 1997-September 30, 1998     1.45        0.38        40,323,218
October 1, 1998-September 30, 1999     0.72        0.22        19,512,089
October 1, 1999-September 30, 2000     0.38        0.13        19,626,816
October-December 1998                  0.59        0.38         9,458,410
January-March 1999                     0.72        0.44         4,522,095
April-June 1999                        0.53        0.26         2,280,235
July-September 1999                    0.37        0.22         3,226,428
October-December 1999                  0.32        0.19         2,760,819
January-March 2000                     0.28        0.13         4,938,370
April-June 2000                        0.25        0.18         3,596,256
July-September 2000                    0.38        0.17         7,823,205
October-December 2000                  0.35        0.21         5,750,566
August 2000                            0.25        0.18         1,479,605
September 2000                         0.38        0.21         1,360,050
October 2000                           0.35        0.30           791,536
November 2000                          0.32        0.26           624,750
December 2000                          0.27        0.21         4,334,280
January  2001                          0.34        0.26         1,546,892
February 2001                          0.31        0.25           326,200

CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/99, 3/31/00, 6/30/00, 9/30/00 and December 31, 2000:


                              EXCHANGE RATES-ANNUAL

        YEAR               AVERAGE       LOW - HIGH            SEPTEMBER 30
        ----               -------       ----------            ------------
        1996                0.7329     0.7235 - 0.7513            0.7301
        1997                0.7221     0.6947 - 0.7483            0.7236
        1998                0.6898     0.6321 - 0.7292            0.6533
        1999                0.6681     0.6423 - 0.6912            0.6812
        2000                0.6735     0.6422 - 0.6970            0.6653


                            EXCHANGE RATES-QUARTERLY

CALENDAR QUARTER ENDED     AVERAGE         LOW-HIGH        LAST DAY OF QUARTER
----------------------     -------         --------        -------------------
      12/31/99              0.6795     0.6693 - 0.6915            0.6915
      03/31/00              0.6882     0.6787 - 0.6970            0.6902
      06/30/00              0.6755     0.6627 - 0.6898            0.6755
      09/30/00              0.6750     0.6653 - 0.6826            0.6653
      12/31/00              0.6554     0.6422 - 0.6693            0.6671


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

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of March 30, 2001, of Cdn$209 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$209 million threshold applies.

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


E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of common shares of the Company, as of March 30, 2001. There may be relevant state, provincial or local income tax considerations, which are not discussed.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of March 30, 2001, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of common shares of the Company.

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                        Page
                                                                                        ----
        Index to Consolidated Financial Statements ....................................  F-i
        Auditors' Report to the Directors .............................................  F-1
        Consolidated Balance Sheets at September 30, 2000 and 1999 ....................  F-2
        Consolidated Statements of Operations and (Deficit) Retained Earnings
        For the Years Ended September 30, 2000, 1999 and 1998 .........................  F-3
        Consolidated Statements of Cash Flows for the Years Ended
        September 30, 2000, 1999 and 1998 .............................................  F-4
        Notes to the Consolidated Financial Statements ................................  F-6

        All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     b) Documents filed as exhibits to this Annual Report:

        Index to Exhibits ............................................................. F-16

        Exhibit 1.1 Company's Corporate Structure Chart ............................... F-17


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

Dated: April 9, 2002
       -------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Directors ........................................ F-1

Consolidated Balance Sheets at September 30, 2000 and 1999 ............... F-2

Consolidated Statements of Operations and retained Earnings
     For Periods Ended September 30, 2000, 1999 and 1998 ................. F-3

Consolidated Statements of Cash Flows for the Periods Ended
     September 30, 2000, 1999 and 1998 ................................... F-4

Notes to the Consolidated Financial Statements ........................... F-6

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
                                                           ============     ============


Contingency (Note 14)
The accompanying notes are an integral part of these financial statements.

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

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                        YEARS ENDED SEPTEMBER 30
                                                                 2000             1999            1998
                                                             ------------     ------------     ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
(Loss) net income for the year                               $(15,244,651)    $(17,097,677)    $  1,617,331
Items not affecting cash
     Depreciation and amortization                              1,094,376          664,633          734,267
     Loss (gain) on sale of land and equipment                      4,675         (168,141)         (99,865)
     Amortization of uranium sales contract purchase cost              --          729,730        1,270,270
     Write-down of inventories                                  1,026,415        7,709,170               --
     Write-down of other asset and deferred credit              1,308,875               --               --
     Write-off of Mongolia mineral properties                  10,963,248               --               --
     Write-off of mineral properties                                   --        7,039,958               --
     Write-off of goodwill                                             --          541,641               --
     Change in reclamation liabilities                         (1,073,206)              --               --
                                                             ------------     ------------     ------------
                                                               (1,920,268)        (580,686)       3,522,003

Changes in non-cash working capital items
     Decrease in marketable securities                                 --           11,731           28,247
     (Increase) decrease in trade and other receivables          (216,761)         753,297       (2,916,402)
     Decrease (increase) in inventories                         9,211,253      (10,490,259)      (2,019,516)
     (Increase) decrease in other current assets                  (96,836)         (35,568)         242,053
     Decrease in liability for inventory purchases                     --               --       (5,050,000)
     (Decrease) increase in other accounts payable and
     accrued liabilities                                       (1,476,562)         370,773          799,976
     Decrease in due to related parties                                --               --         (150,399)
                                                             ------------     ------------     ------------
     NET CASH PROVIDED BY (USED IN) OPERATIONS                  5,500,826       (9,970,712)      (5,544,038)
                                                             ------------     ------------     ------------

INVESTING ACTIVITIES
     Plant and equipment                                         (244,957)      (2,057,178)      (3,812,556)
     Mongolia mineral properties                                 (332,063)        (912,990)      (3,209,363)
     Proceeds from sale of surplus equipment                      627,211          322,660          102,310
     Collection of notes receivable                                 1,928            1,522        4,794,117
     Decrease (increase) in restricted marketable
     securities                                                   473,552       (1,044,166)        (355,020)
                                                             ------------     ------------     ------------
     NET CASH PROVIDED BY (USED IN) INVESTMENT
     ACTIVITIES                                                   525,671       (3,690,152)      (2,480,512)
                                                             ------------     ------------     ------------

FINANCING ACTIVITIES
     Stock purchased for retirement                                    --               --          (74,595)
     (Decrease) increase in notes payable                      (1,001,866)         980,166           62,639
     Increase in deferred credit                                       --        4,320,000               --
     Increase in deferred revenue                               6,156,562        2,547,830          365,426
                                                             ------------     ------------     ------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                  5,154,696        7,847,996          353,470
                                                             ------------     ------------     ------------

Increase (decrease) in cash and cash equivalents               11,181,193       (5,812,868)      (7,671,080)
Cash and cash equivalents, beginning of year                      469,407        6,282,275       13,953,355
                                                             ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       $ 11,650,600     $    469,407     $  6,282,275
                                                             ============     ============     ============

                                                                        YEARS ENDED SEPTEMBER 30
                                                                 2000             1999            1998
                                                             ------------     ------------     ------------
SUPPLEMENTARY CASH FLOW INFORMATION
Cash interest paid                                           $     53,641     $    113,523     $     29,515
Cash interest received                                       $    719,324     $    786,926     $  1,276,122

Non-cash investing and financing activities
Transfer of inventory to other asset                         $         --     $  4,248,875     $         --


The accompanying notes are an integral part of these financial statements.

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

h) Asset impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds fair valueFair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production, capital and reclamation costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors) and estimates of the pounds of uranium and vanadium to be produced. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

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

4. PROPERTIES, PLANT AND EQUIPMENT

                                                     Accumulated
                                                     Depreciation,
                                                      Depletion,
                                                     Amortization      Sept. 30, 2000
                                       Cost          and Write-Offs          Net
                                    -----------      --------------    --------------
Mill Buildings and Equipment        $ 6,501,912       $ 2,345,244       $ 4,156,668
Other Machinery and Equipment         1,779,346           958,896           820,450
Mineral Properties                    7,616,865         7,616,865                --
                                    -----------       -----------       -----------
                                    $15,898,123       $10,921,005       $ 4,977,118
                                    ===========       ===========       ===========

                                                   Accumulated
                                                   Depreciation,
                                                    Depletion,
                                                   Amortization      Sept. 30, 1999
                                     Cost          & Write-Offs          Net
                                  -----------      --------------    --------------

Mill Buildings & Equipment        $ 6,438,203       $ 1,494,998       $ 4,943,205
Other Machinery & Equipment         2,645,798           798,376         1,847,422
Mineral Properties                  7,616,865         7,616,865                --
                                  -----------       -----------       -----------
                                  $16,700,866       $ 9,910,239       $ 6,790,627
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

Share option transactions were as follows:

                                       September 30, 2000            September 30, 1999             September 30, 1998
                                 ----------------------------   ----------------------------   ----------------------------
                                                  Weighted                       Weighted                      Weighted
                                                  Average                        Average                        Average
                                   Shares      Exercise Price     Shares      Exercise Price     Shares      Exercise Price
                                 ----------    --------------    ---------    --------------    ---------    --------------
Outstanding, Beginning of Year    3,389,000       Cdn$1.03       2,814,000       Cdn$1.11      2,639,000        Cdn$1.11
Granted                           3,605,000       Cdn$0.24         900,000       Cdn$0.75        175,000        Cdn$1.11
Expired                          (2,714,000)      Cdn$1.10        (325,000)      Cdn$0.94             --              --
                                 ----------       --------       ---------       --------      ---------        --------
Outstanding, End of Year          4,280,000       Cdn$0.32       3,389,000       Cdn$1.03      2,814,000        Cdn$1.11
                                 ==========       ========       =========       ========      =========        ========

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



                                                                               September 30    September 30
                                                                                   2000            1999
                                                                               ------------    ------------
CONSOLIDATED BALANCE SHEETS

Properties, plant and          Canadian Basis                                  $  4,977,118    $  6,790,627
equipment
                               Depreciation of assets held for resale(e)            223,234          15,772
                                                                               ------------    ------------
                               U.S. basis                                      $  5,200,352    $  6,806,399
                                                                               ============    ============

Mongolia mineral properties    Canadian basis                                  $         --    $ 10,484,299
                               Write-off of Mongolia Mineral Properties(a)               --      (4,802,289)
                               Exploration expenditures(b)                               --      (5,682,010)
                                                                               ------------    ------------
                               U.S. basis                                      $         --    $         --
                                                                               ============    ============

Notes receivable               Canadian Basis                                  $    200,088    $    202,016
                               Shareholder loan reclassification(c)                (200,000)       (200,000)
                                                                               ------------    ------------
                               U.S. basis                                      $         88    $      2,016
                                                                               ============    ============

Share capital                  Canadian basis                                  $ 37,439,402    $ 37,439,402
                               Shareholder loan reclassification(c)                (200,000)       (200,000)
                               Amalgamation(d)                                     (615,970)       (615,970)
                                                                               ------------    ------------
                               U.S. basis                                      $ 36,623,432    $ 36,623,432
                                                                               ============    ============

Retained earnings              Canadian basis                                  $(30,706,303)   $(15,461,652)
                               Write-off of Mongolia Mineral Properties(a)               --      (4,802,289)
                               Exploration expenditures(b)                               --      (5,682,010)

                               Goodwill(d)                                          615,970         615,970
                               Depreciation of assets held for resale(e)            223,234          15,772
                                                                               ------------    ------------
                               U.S. basis                                      $(29,867,099)   $(25,314,209)
                                                                               ============    ============

                                                                      September 30,       September 30,       September 30,
                                                                          2000                1999                1998
                                                                      ------------        ------------        ------------
CONSOLIDATED STATEMENTS OF EARNINGS

Net (loss) income under Canadian GAAP                                 $(15,244,651)       $(17,097,677)       $  1,617,331
Write-off of Mongolia
Mineral Properties                                                      10,963,248          (4,802,289)                 --
Write-off of mineral properties                                                 --           1,005,022                  --
Exploration expenditures                                                  (332,063)           (912,990)         (3,997,447)
Capitalized depreciation                                                  (146,886)            (70,377)                 --

                                                                      September 30,       September 30,       September 30,
                                                                          2000                1999                1998
                                                                      ------------        ------------        ------------
Goodwill                                                                        --             572,439              30,804
Depreciation of assets held for resale                                     207,462              15,772                  --
                                                                      ------------        ------------        ------------
Net loss under U.S. GAAP                                              $ (4,552,890)       $(21,290,100)       $ (2,349,312)
                                                                      ------------        ------------        ------------
Basic/diluted net loss per share, U.S. GAAP                           $      (0.07)       $      (0.32)       $      (0.04)
                                                                      ------------        ------------        ------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in) operations under Canadian GAAP             $  5,500,826        $ (9,970,712)       $ (5,544,038)
Exploration expenditures
                                                                          (332,063)           (912,990)         (3,997,447)
                                                                      ------------        ------------        ------------
Cash provided by (used in) operations under U.S. GAAP                 $  5,168,763        $(10,883,702)       $ (9,541,485)
                                                                      ------------        ------------        ------------


Cash provided by (used in) investing activities under
   Canadian GAAP                                                      $    525,671        $ (3,690,152)       $ (2,480,512)
Exploration expenditures                                                   332,063             912,990           3,997,447
                                                                      ------------        ------------        ------------
Cash provided by (used in) investing activities under U.S. GAAP       $    857,734        $ (2,777,162)       $  1,516,935
                                                                      ------------        ------------        ------------


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