Form 20-F
period 2002-09-30
INTERNATIONAL URANIUM CORP
filed 2003-02-18
CIK 1063259

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

                  For the fiscal year ended September 30, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.
                  For the transition period from _________ to  __________

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

                                                ISSUED AND OUTSTANDING
          TITLE OF CLASS                       AS OF SEPTEMBER 30, 2002
          --------------                       ------------------------
 Common Stock, Without Par Value               65,735,066 common shares

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

ITEM 17       [X]           ITEM 18  [ ]

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 4 - "Information on the Company," "Item 5 - "Operating and Financial Review and Prospects," "Item 11 - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Form 20-F constitutes forward looking statements ("Forward Looking Statements") within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the ability of the Company to develop the alternate feed business, dependence on a limited number of customers, limited operating history, government regulation and policy risks, environmental risks, reclamation obligations, exploration risks and the other factors set forth in the section entitled "Risk Factors".

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

         A.   SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the periods ended September 30, 2002, 2001, 2000, 1999 and 1998, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:

                             SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
                        FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                          SEPTEMBER 30          SEPTEMBER 30          SEPTEMBER 30          SEPTEMBER 30          SEPTEMBER 30
                              2002                  2001                  2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Revenues                $       6,830,137     $         809,763     $      16,060,172     $      14,046,832     $      32,940,876
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
----------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP       $         184,990     $      (2,822,876)    $     (15,244,651)    $     (17,097,677)    $       1,617,331
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP             $        (353,907)    $      (2,822,876)    $      (4,552,890)    $     (21,290,100)    $      (2,349,312)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Basic/diluted
income (loss) per
equity share
----------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP       $               -     $           (0.04)    $           (0.23)    $           (0.26)    $            0.02
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP             $           (0.01)    $           (0.04)    $           (0.07)    $           (0.32)    $           (0.04)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total assets
----------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP       $      32,379,270     $      36,017,455     $      33,152,084     $      45,891,809     $      54,770,714
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP             $      32,063,607     $      36,040,689     $      33,175,318     $      35,223,282     $      48,294,610
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Net Assets
----------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP       $       4,122,420     $       3,920,034     $       6,733,099     $      21,977,750     $      39,075,427
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP             $       3,806,757     $       3,943,268     $       6,756,333     $      11,309,223     $      32,599,323
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Capital stock
----------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP       $      37,466,609     $      37,449,213     $      37,439,402     $      37,439,402     $      37,439,402
----------------------------------------------------------------------------------------------------------------------------------
    US GAAP             $      36,850,639     $      36,633,243     $      36,623,432     $      36,623,432     $      36,623,432
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Number of shares
outstanding                    65,735,066            65,600,066            65,525,066            65,525,066            65,525,066
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Dividends declared      $               -     $               -     $               -     $               -     $               -
----------------------------------------------------------------------------------------------------------------------------------

         B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

         C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

         D.   RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

The Company is focusing its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. There can be no guarantee or assurance that the Company will be successful in developing the necessary backlog or that it will otherwise be successful at this business initiative. If the Company cannot develop this backlog in the near future, it may pursue other business opportunities as they may arise.

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

ENVIRONMENTAL RISKS

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. The material laws and regulations that the Company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act ("NEPA"), Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations, as applicable. The Company complies with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the NRC. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of NEPA. This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. The Company utilizes specific employees and consultants in order to comply with and maintain the Company's compliance with the above laws and regulations.

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

The Company has detected some chloroform contamination at the Mill site, that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility, and septic drainfields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. See "Item 8. Financial Information - Legal Proceedings." The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

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

During fiscal year 2002, U(3)O(8) prices started at $9.30 per pound U(3)O(8) in September 2001, and then increased to $9.75 per pound in September 2002, and $10.20 per pound in January 2003. Vanadium prices continue to be in the lower range of their historical values, trading from $1.00 to $1.90 per pound V(2)O(5) throughout the fiscal year, and in the $1.30 to $1.70 per pound V(2)O(5) range as of January 2003.

NATURE OF MINERAL EXPLORATION AND MINING

During fiscal 2002 the Company initiated a precious and base metals exploration program in Mongolia, and the Company intends to continue that program in fiscal 2003. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a precious or base metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. All of the Company's precious and base metals properties in Mongolia are at an early stage, and do not contain any identified mineral deposits at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of precious or base metals, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially its financial viability.

Whether a precious or base metal deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

MONGOLIAN PROPERTIES

The Company owns an interest in the Mongolian Uranium Joint Venture, which owns uranium properties in Mongolia, and the Company has also initiated a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to affect adversely the value or continued viability of the Company's interest in these Mongolian assets.

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

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies in the United States and elsewhere. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium ("HEU") into the United States.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the former CIS and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent, the effects of the supply of uranium from the former CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the former CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to a grade suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the former CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

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

The Company maintains insurance against certain risks that are typical in the uranium industry. As of February 17, 2003, this includes approximately $53,000,000 of real and personal property insurance coverage for the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $11,000,000 of general liability insurance per occurrence. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

                             DESCRIPTION OF BUSINESS

The Company is in the business of recycling uranium-bearing waste products at its White Mesa uranium Mill as an alternative to the direct disposal of these waste products. In addition, the Company is engaged in the selling of uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company continues to own several uranium and uranium/vanadium mines and exploration properties that have been shut down pending a significant improvement in commodity prices. See "Current Operations". In addition, the Company is engaged in precious and base metal exploration in Mongolia. See "Exploration for Precious and Base Metals in Mongolia."

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

Due to deteriorating commodity prices and other factors, the Company has ceased its uranium mining and exploration activities, and has shut down all of its mines and its Mongolian uranium joint venture. The Company intends to keep those properties on a shut down status indefinitely, pending a significant improvement in commodity prices, or possibly sell or joint venture all or a portion of such properties and interest to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices. See "Current Operations."

As a result of this reduction in uranium exploration and mining activities, the Company is focusing primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. See "Alternate Feed Processing." The Company has also initiated a precious and base metals exploration program in Mongolia. See "Exploration for Precious and Base Metals in Mongolia." The Company will also continue to evaluate other opportunities, as they arise, unrelated to its exploration, mining and alternate feed activities.

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

THE MONGOLIAN URANIUM PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Company, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of February 17, 2003, the Gurvan-Saihan Joint Venture holds some 1.3 million hectares of uranium exploration properties in Mongolia. See "Mongolian Uranium Property."

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years have been $870,960 for its Mongolian mineral properties (of which $332,063 was expended on the Mongolian Uranium Property, and $538,897 was expended in fiscal 2002 on the Company's precious and base metals exploration program in Mongolia) and $538,662 for its U.S. operations. During this same time period the Company sold approximately $710,000 of surplus mining equipment, resulting in a loss of $144,018. In addition, due to a significant deterioration in the market price of uranium and vanadium, the Company has written off its entire investment in its Mongolian uranium joint venture and its U.S. mining properties. The Company expects to finance the development of the alternate feed business, which is the Company's current focus in the United States, through internal sources, and its precious and base metals exploration program in Mongolia through equity investment in a subsidiary of the Company. See "Exploration for Precious and Base Metals in Mongolia."

                      HISTORY OF URANIUM MINING OPERATIONS

The Company commenced conventional uranium/vanadium mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of minor development activities. These properties are located in the Colorado Plateau District of western Colorado and eastern Utah, and contain high grades of vanadium along with uranium.

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

The Company continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Company commenced the milling of this material in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the material was completed in October of

1999 and the Company recoverd approximately 487,000 pounds of U(3)O(8) in concentrates and approximately 2.0 million pounds of vanadium.

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

B. BUSINESS OVERVIEW

                               CURRENT OPERATIONS

The Company has redefined its business operations in the United States to focus on the development of the alternate feed business, and has initiated a precious and base metals exploration program in Mongolia. The Company has focused on the following four areas in the past:

         1)       Uranium and Uranium/Vanadium Mining

         2)       Alternate Feed Processing

         3)       Uranium Exploration and Development

         4)       Marketing.

Due to deteriorating commodity prices and other factors, the Company has ceased its uranium/vanadium mining and exploration activities, and has shut down all of its uranium mines and its Mongolian uranium joint venture. The Company intends to keep its Mongolian uranium property on a shut down status indefinitely, pending a significant improvement in commodity prices, or possibly sell or joint venture all or a portion of such property to or with other parties. The Company has closed its Colorado Plateau and Arizona mining offices and will continue to evaluate potential options for the sale of its uranium mining properties and mining equipment, as they may arise.

As a result of this reduction in uranium exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. Although the Company has pursued the alternate feed business in the past, and, as of February 17, 2003, has received fourteen license amendments for the processing of alternate feed materials at the Mill, the alternate feed business has historically been considered by the Company to be supplemental to its business of mining and milling conventional uranium and uranium/vanadium mineralization. With the decline in commodity prices, the Company is now dedicating its attention to the development of the alternate feed business as the primary focus of its business operations in the United States. See "Alternate Feed Processing." In addition, the Company has commenced a precious and base metals exploration program in Mongolia. See "Exploration for Precious and Base Metals in Mongolia." The Company will also continue to evaluate other opportunities, unrelated to its exploration, mining and alternate feed activities, as they may arise.

ALTERNATE FEED PROCESSING OVERVIEW

During fiscal 2002, the Company received 3,600 tons of uranium bearing monazite sands from Heritage Minerals, Inc. in New Jersey, and continued to receive materials under its existing contract with Cameco Corporation, and under its existing Formerly Utilized Sites Remedial Action Program ("FUSRAP") contracts for the Ashland 1 and Linde sites, both near Buffalo, New York. During fiscal 2002 the Company received approximately 15,200 tons of material from the Ashland 1 site, which, together with amounts received in fiscal 1999, 2000 and 2001 and approximately 3,000 tons received up to December 31, 2002 in fiscal 2003, total approximately 172,600 tons received. This amount exceeds the original estimates for the Ashland 1 project of approximately 100,000 tons. During fiscal 2002 the Company also received approximately 20,800 tons of material from the Linde site, which together with material received from that site in fiscal 2001 and up to December 31, 2002, totals approximately 81,700 tons of material received from that site. The Company currently expects to receive an additional 18,300 tons of material from the Linde site. This total expected amount from the Linde project of approximately 100,000 tons exceeds the original estimate of 75,000 tons from that site. In addition, in the first quarter of 2003, the Company has received approximately 11,500 tons of material from Molycorp Inc's Mountain Pass facility in California. The

Company began processing the Ashland 1 materials at the Mill in June 2002. During this Mill run, which currently is expected to run through mid 2003, all of the Ashland 1, Heritage, Molycorp and Linde materials that will have been received by the Mill will be processed. As of September 2002, the Mill had processed 88,338 tons of material with an additional 162,860 tons of material in stockpile at the Mill at that time, awaiting processing.

The Company intends to continue to marshal its resources and concentrate its United States operations on the development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. The Company continues to expect that the development of its alternate feed business can result in a profitable business for the Company, if the Company is able to develop a sufficient backlog of alternate feed materials to allow the Mill to operate efficiently on a continuous basis. The Company's Urizon joint venture, if successful, could generate sufficient alternate feed materials to result in sustained operations at the Mill for a number of years. See "Urizon Joint Venture." Despite the Company's successes, however, the Company has not to date developed the required backlog of alternate feed business. Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. See "Alternate Feed Processing" and "Urizon Joint Venture."

Process milling of alternate feeds and related activities generated $6,830,137 of the Company's fiscal 2002 revenues, which were 100% of total revenues for the year. The alternate feed processing activities in fiscal 2002 consisted primarily of the receipt, sampling and analysis of Ashland 1, Linde, and Heritage materials and the processing of Ashland 1 materials. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 2000, 2001 and 2002, process milling fees from alternate feed production and related activities combined with revenues derived from uranium produced from alternate feed materials were, $2,743,201, $762,230 and $6,830,137, respectively, representing 17, 94 and 100% of total revenues for those periods. The remaining revenues received during those periods were primarily derived from the sale of uranium under long term contracts acquired on the acquisition of the Energy Fuels Assets, and from the sale of uranium and vanadium produced from ores mined from the Company's mines. There were no sales of uranium in fiscal 2002. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but $828,062 of its vanadium inventories. It is therefore expected that future revenues will be primarily from the Company's alternate feed business.

URANIUM EXPLORATION AND DEVELOPMENT

In the area of uranium exploration and uranium property development, the Company did not undertake any exploration activities in fiscal 2002. Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture in fiscal 2000, the Company's uranium development and exploration program in Mongolia. Due to the depressed commodity price and the forecasted slow price recovery, the decision was made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan-Saihan Joint Venture by $10,963,248. See "Mongolian Uranium Property." The project office in Ulaanbaatar was downsized during fiscal 2000 but will be maintained, and is being utilized to support the Company's precious and base metals exploration program in Mongolia. See "Exploration for Precious and Base Metals in Mongolia."

In addition, the Company sold its Reno Creek property in fiscal 2001 to a third party in consideration of the assumption by the third party of all reclamation liabilities associated with the project.

MARKETING

Given the continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts in fiscal 2000. The Company did not produce or sell any uranium in fiscal 2001. Due to depressed vanadium prices the Company continues to hold approximately, 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices continue to be in the lower range of their historical values, trading from $1.00 to $1.90 per pound V(2)O(5) throughout the fiscal year, and trading in the $1.30 to $1.70 per pound V(2)O(5) range as of January 2003.

MOAB TAILINGS PROJECT INITIATIVE

In December 2001, the Company entered into a teaming agreement with Washington Group International, Inc. to make a proposal to the U.S. Department of Energy ("DOE") to relocate the Moab uranium mill tailings to the White Mesa Mill by slurry pipeline. The Moab tailings pile contains an estimated 13 million tons of mill tailings, mill debris, other contaminated soils, and cover material, located near Moab Utah, approximately 90 miles north of the White Mesa Mill. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater due to seepage of pollutants into the River, have lead DOE to investigate several alternatives for final remediation of the pile. In December 2002, the DOE announced the initiation of an Environmental Impact Statement for the remediation of the tailings pile, in which it will evaluate several alternatives, including the White Mesa option. The Environmental Impact Statement is expected to be completed by the end of 2004, at which time a preferred option will be recommended by DOE. See "Moab Tailings Project."

PRECIOUS AND BASE METALS EXPLORATION PROGRAM

During fiscal 2002 the Company commenced an exploration program for precious and base metals in Mongolia. As of September 30, 2002, the Company had acquired a land package comprising more than 1.6 million hectares and had completed a field campaign of mapping, sampling and data analysis. Additional properties have since been acquired in Mongolia, and further exploration is planned for the summer 2003 field season. See "Exploration for Precious and Base Metals in Mongolia."

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

As of February 17, 2003, the Mill has received fourteen license amendments, authorizing the Mill to process seventeen different alternate feed materials. As of February 17, 2003, the Mill has recovered approximately 1,125,000 pounds of U3O8 from the processing of alternate feed materials. Of these amendments, eight involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These nine feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 44,000 tons of FUSRAP material from the Ashland 2 site and approximately 172,600 tons of FUSRAP material from the Ashland 1 site, both near Buffalo, New York, and, as of February 17, 2003, is receiving such material from the Linde site, also near Buffalo. The Linde site is estimated to ship approximately 100,000 tons. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded these contracts to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up these sites at less cost than would have been incurred had the disposal-only option been used.

As of February 17, 2003 the Company estimates that there are potentially several hundred thousand tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated over the next several years and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

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

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically two to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Company to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and need not be remediated within any set time period. It is incumbent upon the Company to identify these types of contracts . Most of these types of contracts are sole-source. As of February 17, 2003, the Company has been successful in obtaining approximately 33% of the contracts for which it submitted a competitive bid and approximately 65% of all contracts sought.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC. Some of the Company's alternate feed projects have been challenged by the State of Utah, which has believed that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company and other parties. As of February 17, 2003, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding the amendment to the Company's NRC license amendment, that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners reaffirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the dispute with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. See "Item 8. Financial Information - Legal Proceedings."

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

The Company continues to expect that the development of the business of recycling uranium-bearing materials can result in a profitable business for the Company. As noted above, there are potentially several hundred thousand tons of this type of material in the U.S. In order for the Company to become profitable in this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. Despite its successes in developing this new business opportunity and the receipt of alternate feed materials from various sources, the Company has not to date developed this required backlog of alternate feed business to result in sustained profitable operations for the Company. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve. The Company's Urizon joint venture, if successful, could generate sufficient alternate feed materials to result in sustained operations for the Company for a number of years. See "Urizon Joint Venture." Developing this backlog will be a prerequisite if the Company is to continue with its pursuit of this business in the future. As a result of the Company's shutdown of its uranium exploration and mining activities (see "Current Operations"), the Company is focusing its resources in the United States primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, including the possibility of joint venturing or selling all or a portion of this business with or to other parties. However, if the Company cannot develop the required backlog of alternate feed business in the near future, it may consider pursuing other business opportunities as they may arise.

                              URIZON JOINT VENTURE

In November, 2002 the Company formed a 50/50 joint venture company, "Urizon Recovery Systems, LLC", with Nuclear Fuel Services, Inc. ("NFS") to pursue the development of a new, long-term, alternate feed program (the "USM Ore(TM) Program") for the Company's White Mesa Mill that, if successful, is expected to result in the Mill producing two to three million pounds of yellowcake per year over at least a six-year period.

NFS is a privately owned corporation with operations based in Erwin, Tennessee. Since 1957, NFS has been a leader in the process development and production of specialty nuclear fuels for commercial power, research reactors and naval reactors. NFS is the supplier of highly enriched uranium fuel materials for the U.S. Navy's fleet of nuclear submarines and aircraft carriers. NFS has also developed and implemented the process for recycling highly enriched uranium material into lower commercial enrichments. This process supports the U.S government's program for downblending surplus material from the weapons program into fuel for nuclear power reactors. In addition, NFS is involved as a contractor at DOE facilities.

The USM Ore(TM) Program that Urizon is pursuing involves the development of a process and construction of a plant at NFS' facility in Erwin, Tennessee, for the blending of contaminated low enriched uranium with depleted uranium to produce a natural uranium ore ("USM Ore(TM)"). The USM Ore(TM) will then be further processed at the Company's White Mesa Mill to produce conventional yellowcake.

The primary source of feed for Urizon will be the significant quantities of contaminated materials within the DOE complex. Throughout the DOE complex, there are a number of streams of low enriched uranium that contain various contaminants. These surplus nuclear materials often require additional processing in order to meet commercial fuel cycle specifications. Urizon's USM Ore(TM) Program will provide a solution to DOE that will enable DOE to deal with the material, while at the same time recycling the material as a valuable energy resource for reintroduction into the nuclear fuel cycle.

Blending low enriched uranium with depleted uranium to make a reconstituted natural uranium ore that can be returned to the nuclear fuel cycle as yellowcake has never been accomplished before. A preliminary report by the DOE in 2000 stated there were 4,700 metric tons of contained surplus low enriched uranium at 28 sites across the DOE Complex, which would yield approximately 15 million pounds of yellowcake, as well as other sources of materials suitable for the program.

The first phase of the project is the preparation and submittal of a request for approvals from the NRC and certain other agencies. This critical phase is underway. Assuming receipt of regulatory approvals, construction of a pilot plant at NFS' site in Erwin Tennessee could be completed by late 2004. The operation of the pilot facility and processing of the USM Ore(TM) at the Company's White Mesa Mill is expected to last for a year and will result in some production of commercially saleable yellowcake. Upon successful completion of the pilot test and a positive feasibility study, the pilot facility will be converted to a commercial facility. Commercial production is expected to last six to ten years or longer depending on the amount of DOE materials that are available.

The Company and NFS are pursuing funding from DOE to cover the costs of the design of the pilot facility and other costs of pursuing the Project. Application testing has been ongoing for the past two years. Pursuant to its agreement with NFS, the Company contributed $1.5 million to the joint venture in December 2002 to be used in connection with this project. The success of the program will depend on securing funding and DOE's support of the program as a means to disposition these surplus nuclear materials within the DOE complex.

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

In December 2002, DOE initiated the process to complete an environmental impact statement, aimed at evaluating several alternatives for remediation of the site, including the White Mesa Mill option. DOE expects that this process will be completed by the end of 2004, at which time a remediation option will be chosen by DOE. Implementation of any alternative chosen by DOE will be subject to receipt of funding from the U.S. Congress. Once DOE determines the preferred alternative and permitting and funding have been obtained, relocation of the pile will take several years to complete.

              EXPLORATION FOR PRECIOUS AND BASE METALS IN MONGOLIA

In early 2002, the Company initiated a broad regional exploration effort in Mongolia for precious and base metals. Mongolia has numerous favorable environments for ore deposits of copper, gold and related metals and has become the focus of worldwide exploration concerns seeking to test its under-explored potential.

Through its Mongolian Uranium Joint Venture, the Company has operated in Mongolia for eight years and has a particular geologic and operating expertise in the country, offering a competitive advantage for a new precious and base metals exploration program. Building on its established foundation in Mongolia, the Company has quickly established a significant land position in Mongolia for base and precious metals exploration. These properties have been acquired by the Company completely for the Company's own account, and are independent of the Company's Mongolian Uranium Joint Venture. See "Mongolian Uranium Property."

The Company has retained Global Mine Discovery Partnership ("GMDP") to coordinate the field program. GMDP is a group of senior exploration professionals with extensive regional experience and proven exploration/discovery expertise. The field team includes Mongolian geologists working with GMDP personnel. The team includes a senior Mongolian geologist that has a long history of exploration work in Mongolia, is highly familiar with many of the most favorable exploration terranes in Mongolia, and has participated in the exploration and development of a number of discoveries in Mongolia. Mr. Peter A. Drobeck, a Qualified Person as defined under National Instrument 43-101 in Canada, is the senior exploration geologist from GMDP who is directing the Company's precious and base metals exploration program.

The Company approached the 2002 season with the objective of establishing a significant and prospective land position favorable for exploration of precious metals and copper (alone or in combination). As of February 6, 2003, the Company holds 3.5 million hectares under 51 licenses, in addition to its 1.3 million hectares under 5 licenses held by the Mongolian Uranium Joint Venture. Work to date on the precious and base metals properties has involved focused regional reconnaissance by GMDP, including review of available geologic and metallogenic data and analysis of geophysical data and satellite imagery. As of September 30, 2002, the Company had expended $538,897 on this land acquisition and exploration program.

The Company is now compiling the extensive geochemical, geologic and geophysical data set it generated in the 2002 season in Mongolia. Several high-ranking prospects have emerged and will be the initial focus of more detailed site investigation in the 2003 field season. The Company's office in Mongolia will be the center of efforts to process data from the field.

The Company's precious and base metal exploration properties are located in a number of separate areas in Mongolia, as described below, and as indicated in the following Figure. All of these properties are at the exploration stage. They contain no known mineral deposits at this time and have no workings or infrastructure.

[CONCESSION LOCATION MAP]

TSAGAAN TOLGOI

The Tsagaan Tolgoi area is notable for an extensive regional trend of gold, copper and rare earth element occurrences. The Tsagaan Tolgoi licenses total 425,800 hectares in four blocks. Known occurrences in this region include gold placers, hard rock gold anomalies, mesothermal vein systems, Fe skarns, Cu skarns, Cu veins, sediment-hosted Cu prospects, and rare earth-bearing alteration zones. The regional geology is characterized by Upper Precambrian supracrustal rocks and Paleozoic pelitic sediments mixed with volcanics. Major gold deposits occur in similar lithologies of the same age in Uzbekistan, Kyrgyzstan, and Russia. The Tsagaan Tolgoi region has been extensively structurally deformed. Predominant fault systems strike NNW, and the region has sufficient structural preparation to host important ore deposits.

Within the Tsagaan Tolgoi area a large exploration target has been identified. This target is a circular alkaline igneous complex with many features typical of major iron oxide copper-gold deposits. These features include widespread albitic alteration, localized biotite alteration, surface copper anomalies and a strong magnetic anomaly. This target, Shiveen Gol, is controlled by the Company and a third party. In December, 2002, the Company signed a letter of intent to purchase the third party's licenses for a total payment of $2.0 million over a four year period, plus a net profits royalty from future production.

ERDENET AND TOMOR TOLGOI

These licenses are in two blocks, Erdenet and Tomortolgoi, covering 535,000 hectares. The licenses are located on the northeast extension of the Erdenet copper belt which hosts the 1.8 billion tonne Erdenet copper/molybdenum porphyry system. The Erdenet open pit operation is Mongolia's largest mine. Numerous aero-magnetic anomalies similar to the Erdenet deposit signature are present along trend.

Near the Company's Erdenet licenses, strong stockworking, phyllitic alteration and leaching were identified in association with a Triassic porphyry. This environment is typical of a porphyry leached cap and provides encouragement that other Erdenet-like porphyry systems could be present under cover within the Company's licenses.

On the Tomortolgoi license areas, preliminary field reconnaissance identified a strong alteration system on a prospect named Oyut Uul. The rocks are south-dipping Permian and Triassic sandstone and andesite intruded by upper Triassic granodiorite. A 1500-meter long sericitic to argillic alteration area is exposed along a northeast trending ridge. The altered rocks include both sediments and volcanics, and abundant goethite mineralization occurs in fractures.

Further field evaluation, including geochemistry and geophysics, is planned for both license areas to define potential drill targets.

BURKHEER KHAR

The Burkheer Khar area (4 licenses, 446,000 hectares) covers a large WNW-striking regional aeromagnetic anomaly in metamorphosed sediments and volcanics and in abundant Precambrian and Paleozoic intrusives. Numerous lode gold and placer gold occurrences listed in government surveys are suggestive of potential for mesothermal gold deposits. The company is preparing plans for geophysical surveys, surface mapping, and additional geochemical sampling.

HUVSGOL

The Huvsgol licenses (4 licenses, 309,000 hectares), located in north central and northwest Mongolia, cover numerous gold steam-sediment anomalies, as well as combined showings of copper skarns, iron skarns, and rare earth prospects, located in north central and northwest Mongolia. A stockwork fracture system was located in an extensive zone of alteration in Triassic sandstones, conglomerate and rhyolite. The major zone of strong alteration is about 1.8 km long and 0.4 km wide and is located along an E-W major fault zone. Although surface geochemistry sampling results did not show a strong geochemical signature, the intensity of the stockworking and the leached nature of the surface alteration has encouraged the Company to plan an IP geophysical survey in the next field season. Field examination also located a 1.5 km by 0.7 km hydrothermal system in Proterozoic sandstone and quartzite with disseminated and stockworked magnetite, abundant epidote/magnetite/quartz, and traces of pyrite and chalcopyrite. Geochemical sampling here yielded values up to 0.26 ppm Au, 28 ppm Ag, and 0.18% Cu. The character of mineralization warrants follow up work to identify other targets in this area.

The West Huvsgol licenses (3 licenses, 305,000 hectares) were taken in an area of Precambrian phyllites, schists, and Cambrian flysch-like sediments. Mongolian government surveys in this area document an extensive regional stream sediment gold anomaly. The government information includes a 36 sample drainage gold anomaly within a 30 x 10 km region and evaluation of two placer resources. Of particular note from the Company's preliminary field work is a 250 m wide shear zone, in quartz-feldspar-biotite schists, which has associated gold placers. Initial field work was limited in this area due to the end of the field season, and follow up geochemical sampling is planned to focus efforts on this large anomalous target. The area is believed to be favorable for mesothermal and/or intrusion related gold occurrences.

CHANDMAN UUL AND ULZIT

These six exploration licenses in southeast Mongolia cover two large exploration target areas, Chandman Uul and Ulziit, and are located on trend with known deposits within the South Mongolia Belt. This belt has demonstrated potential to host large copper-gold porphyry systems. These license areas were selected based on LandSat imagery interpretation and magnetic and gravity anomalies.

The Chandman Uul licenses total 412,500 hectares, and the Ulziit licenses total 108,800 hectares. The Chandman Uul - Ulziit licenses also connect with licenses held by the Company's Mongolian Uranium Joint Venture. See "Mongolian Uranium Property." The combined land package held by the Company and the Mongolian Uranium Joint Venture in the northeast extension of the South Mongolia Belt is now 821,300 hectares.

Initial prospecting within the Company's Ulziit licenses discovered anomalous gold in mesothermal quartz veins, up to 6.1 gm/t in narrow vein outcrops. Work also discovered anomalous molybdenum (up to 950 ppm) in small surface showings. The Company is planning follow up work consisting of mapping and sampling in the 2003 field season.

GANTS MODOT

The Gants Modot area lies along the broad regional trend extending across southern Mongolia and up to the northwest along the northern foothills of the Gobi Altai mountains. The Gants Modot licenses total 333,000 hectares in three blocks. Large fault systems, which have been active since Paleozoic time, cross through this region. The Gants Modot area has several gold prospects, which suggest the potential for mesothermal gold deposits. A combination of iron skarns, copper prospects, and gold prospects occur in an island arc setting. Preliminary work was conducted in 2002, and interesting areas were identified which warrant followup field work.

DAVAA

The Davaa license (228,000 hectares) was selected based on reported copper and molybdenum porphyry occurrences associated with an alkaline system of intrusives, suggesting potential for alkaline gold and alkaline porphyry copper-gold deposits. The licensed area covers two extensive areas of alteration. The Tagin Nuur area hosts argillized and silicified rhyodacite and rhyolite. The Shumuultai-Quartzitic alteration system consists of argillic, phyllic, and silicic alteration and minor stockwork features in Devonian intrusives and volcanics; this area has anomalous molybdenum and also exhibits very high potassium assays, suggestive of a highly alkaline granite and/or potassic alteration. Only very limited site investigative work has been conducted on the Davaa license.

FUTURE EXPLORATION

The Company is now compiling the extensive geochemical, geologic and geophysical data set it generated in the 2002 season in Mongolia. Several high-ranking prospects have emerged and will be the initial focus of more detailed site investigation in the 2003 field season. The Company office in Mongolia will be the center of efforts to process data from the field.

The Company intends to transfer its precious and base metals properties as well as its interest in the Mongolian Uranium Joint Venture to a subsidiary of the Company. Further funds required for the Shiven Gol and other property acquisitions in Mongolia and towards the 2003 field exploration program for the Company's Mongolian precious and base metals properties would then be raised through private or public offerings of securities of the subsidiary.

                              THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby, and has sold all of its uranium inventories and supply contracts, it nevertheless produces some uranium from the processing of alternate feed materials. While the processing of alternate feed materials is often associated with a processing fee payable to the Company, and hence the revenues derived from alternate feed processing are typically sheltered from the full effects of changes in the price of uranium, the value of the uranium produced is still dependent upon uranium prices. Also, the value of the Company's uranium properties can be dependent upon changes in uranium prices. For these reasons, the Company has included a brief description of the uranium industry, as of February 17, 2003.

OVERVIEW

Nuclear power began just over forty years ago and now generates as much global electricity as was produced forty years ago by all sources. In the U.S., production costs at nuclear power plants are the lowest of any major reliable electricity source. The low operating cost combined with the increased focus on climate change could result in increased electricity production from nuclear generators.

According to the International Atomic Energy Agency ("IAEA") and the World Nuclear Association ("WNA"), there are 104 nuclear reactors in the United States and a total of 442, worldwide, representing a total world nuclear capacity of 357 GWe. In 2002, four new nuclear power plants started operation, while construction of seven new plants began, bringing the total number of plants under construction to 35. Construction is well advanced on many of them, and 15, with a total net capacity of over 11GWe, are expected to be in operation before the end of 2004. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

URANIUM SUPPLY AND DEMAND

According to the WNA, the world's nuclear power reactors require about 143 million pounds of uranium per year. While nuclear power capacity increases, with higher capacity factors, the uranium fuel requirement is increasing but not at the same rate. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets.

According to the WNA, primary uranium production for the past three years (1999
- 2001) has increased from 68.5 to nearly 79 million pounds of uranium. Of this, Canada and Australia accounted for over half the world's production. The United States production only represented about 3% or 2.2 million pounds uranium. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2001, eight companies accounted for more than 83% of primary production.

Primary production presently supplies only 55% of the requirements of power utilities. The remaining supply is secondary sources, which include inventories, and recycled uranium. Inventories represent the largest portion of secondary sources of supply and can be quite difficult to quantify. Inventories include production inventories held by producers and utilities, and government and military stockpiles. Inventories are held for a variety of reasons, such as: government policy, avoiding supply disruptions and taking advantage of favorable market prices.

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

The spot market is the market for uranium, which may be purchased for delivery within one year. Over the last five years, annual spot market demand averaged roughly 18 million pounds U3O8. In 2002, the total volume was 18.2 million pounds U3O8, which was up from the 2001 level of 16.7 million pounds. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, the record spot demand aided to push prices to $16.50 in June 1996. Trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco"), and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to increases in demand and spot prices between 1995 and 1997. These factors had a diminishing impact on the uranium market causing prices to decline. The drop in spot demand in the following four years largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand, prices have risen to $9.75 by September 2002 and $10.20 by January 2003.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, from supplies from Russian HEU and other Russian stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Some analysts believe that prices will begin to increase, but the increase will be gradual and over an extended time period.

COMPETITION

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2001, four (4) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), WMC Limited and Energy Resources of Australia Ltd. ("ERA"), produced 59% of total world output. Most of Western World production was from Canada and Australia. In 2001, Kazakhstan, Russia and Uzbekistan also supplied significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing 35% of the world supply.

                               THE VANADIUM MARKET

The following is a brief summary of the vanadium market as of February 17, 2003.

As a co-product of the production of uranium from the Colorado Plateau District ores, the Company has produced and sells vanadium. As of February 17, 2003, the Company holds an inventory of approximately 424,000 pounds V(2)O(5) blackflake and approximately 144,000 pounds V(2)O(5) as vanadium pregnant liquor.

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

In the United States, vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag. Historically, the most significant source of production has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. However, low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby.

The market for vanadium has fluctuated greatly over the last 20 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. Vanadium prices continued to be in the lower range of their historical values trading from $1.30 to $1.70 per pound V(2)O(5) throughout the fiscal year, and are trading in the $1.40 to $1.70 per pound V(2)O(5) range as of January 2003.

World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows, augmented by the demand created by new applications, such as the vanadium battery. Market forecasts predict a marginal strengthening of vanadium prices to the $2.50 to $3.00 per pound range.

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

All of the Company's U.S. assets are held through the Company's wholly owned subsidiary International Uranium Holdings Corporation. International Uranium Holdings Corporation ("IUH") holds its uranium mining and milling assets through a series of Colorado limited liability companies: the White Mesa Mill through IUC White Mesa LLC; the Colorado Plateau mines through IUC Colorado Plateau LLC, IUC Sunday Mine LLC and IUC Properties LLC; the Arizona Strip properties through IUC Arizona Strip LLC; and the Bullfrog and other exploration properties through IUC Exploration LLC. All of the U.S. properties are operated by International Uranium (USA) Corporation, a wholly owned subsidiary of International Uranium Holdings Corporation. The Reno Creek property, which the Company sold in fiscal 2001 and the Dewey Burdock property, which the Company dropped in fiscal 2000, had been held by IUC Reno Creek LLC. That company currently holds no assets of any significance.

The Company's 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company.

The Company's 50% interest in Urizon Recovery Systems, LLC is held through IUC Recovery LLC, which is owned as to 1% by IUH and as to 99% by IUH's wholly owned subsidiary, International Uranium Recovery Corporation.

D. PROPERTY, PLANTS AND EQUIPMENT

The following is an overview of the properties held by the Company as of February 17, 2003:

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

CURRENT CONDITION AND OPERATING STATUS

The Mill recommenced milling in June 2002, following a period of standby that commenced in November 1999. During that period of standby the Mill had been receiving and stockpiling alternate feed materials from the Ashland 1 and Linde FUSRAP sites, as well as other alternate feed materials. In fiscal 2002, the Mill processed approximately 88,300 tons, leaving a stockpile of approximately 162,800 tons to be processed in fiscal 2003. The current Mill run is expected to continue until mid 2003, at which time the Mill will be placed on standby until a sufficient stockpile of alternate feed materials or other ores have been accumulated at the Mill to justify an efficient Mill run. While on standby, the Mill is generally maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals or any significant capital expenditures.

INVENTORIES

As of February 17, 2003, there were no inventories of U(3)O(8) at the Mill. As of that date, there were approximately 424,000 pounds of vanadium, as black flake, and approximately 144,100 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of February 17, 2003, for approximately another 180,000 tons of tailings solids, after taking into account materials that are expected to be received under existing contracts. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damage to the seams in the liner for Cell No. 4A. This cell contains no tailings at present, and the damage is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined with a better quality material before using it to deposit tailings. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The environmental assessment for the Mill permits that three additional forty-acre tailings cells may be added to provide a total tailings capacity for the Mill of approximately 10 million tons.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings Cell No. 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount. It is not expected that these expenditures will be required during fiscal 2003.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Company completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; in 1999 the Company completed the processing of two alternate feed sources and its 87,250 ton conventional mill run; and, in June 2002 the Company commenced its current Mill run, which is expected to continue until mid 2003, in which four alternate feed sources will be processed.

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

The Company has modified the Mill to a reduced effective capacity to approximately 1,050 tons of material per day. This allows the Mill to be run more frequently and reduces the amount of time that material is stockpiled. However, the unit cost of milling materials increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill. During the current mill run the Mill is processing alternate feed material at a rate of approximately 1,000 tons per day.

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

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                       $ 1,667,129
Tailings cell #2 Reclamation                                 1,119,103
Tailings cell #3 Reclamation                                 1,571,125
Tailings cell #4A Reclamation                                  125,766
Tailings cell #1 Reclamation                                 1,220,789
Miscellaneous - management, hygiene, radiation, etc.         1,921,104
                                                           -----------
Direct Costs                                                 7,625,016
Contractors' Profit                                            762,502
Contingency                                                  1,143,753
Licensing and bonding                                          152,500
Long term care fund                                            652,511
                                                           -----------

TOTAL ESTIMATED COSTS                                      $10,336,282
                                                           ===========

On September 5, 2002 the NRC issued amendment No. 21 to the Mill license, which decreased the surety from $10,365,457 to $10,336,282.

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

                    SUMMARY OF MINERALIZED MATERIAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's various properties, as of February 17, 2003:

Conventional Mines

       Project                   Mineralized Tons        %U(3)O(8)   %V(2)O(5)
       -------                   ----------------        ---------   ---------
Arizona Strip Mines(1,4)
    Arizona 1                           80,000             0.652
    Canyon                             108,000             0.903
    Pinenut                            110,000             0.427
                                     ---------             -----
    Total Arizona Strip                298,000             0.660

Colorado Plateau(2,4)                1,506,750             0.206       1.208

Bullfrog Project(3,4)                1,937,000             0.334

In-Situ Leach Projects(5)

                                   Mineralized Tons       %U(3)O(8)
Mongolia JV                          21,672,000             0.052

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

         5) Total uranium recovery from ISL projects is normally in the range of 70% to 75% of the in place mineralization. These recovery losses are not incorporated in the foregoing figures for the Company's ISL projects.

The Company mined uranium and vanadium-bearing mineralized material from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 to mid-1999. In mid-June, 1999, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Company has also written-off the carrying value of its mineral properties for the same reason. None of the Company's mineral properties should be considered economically viable at this time; hence none of the above properties should be considered to contain "reserves" but should be classified as "mineral deposits." Due to continued weak commodity prices, the Company continues to drop certain uranium exploration properties in the United States to reduce land holding costs.

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950s this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but once again ceased in 1990. Total historical production from the Union Carbide mines in the Uravan area (many of which were later purchased by Energy Fuels, and hence the Company) is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

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

The Salt Wash Member consists of light gray to light brown sandstones interbedded with red-green siltstones and mudstones. The sandstones, which are generally fine-grained and well to moderately sorted, are considered to have been deposited as alluvial fans by braided streams. The mineralization occurs in the lenticular sandstone deposits as tabular, elongate bodies generally parallel to the bedding following the paleo-channels. All of the large deposits within the Morrison Formation are in the upper sandstone lens of the Salt Wash Member, commonly known as the third rim. Fine-grained uraninite is the dominant uranium mineral accompanied by lesser amounts of coffinite. The chief vanadium mineral is montrosite. In the oxidized parts of the deposits the distinctive yellow colored uranyl-vanadate mineral, carnotite, is common.

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

[MINES LOCATION MAP]

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

Due to the shutdown of mining operations on the Colorado Plateau, the Company closed its field office in Dove Creek, Colorado during the period July to November 1999.

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

The Company owns four permitted mines, in the Arizona Strip, all of which have been shut down pending a significant improvement in commodity prices.

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

DESCRIPTION

The Arizona Strip properties consist of four developed and partially developed mines, being the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down pending a significant improvement in commodity prices. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U(3)O(8). These estimates take into account extraction dilution losses , but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure:

[MINES LOCATION MAP]

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

RENO CREEK AND DEWEY BURDOCK PROPERTIES

The Reno Creek and Dewey Burdock properties were potential uranium in situ leach ("ISL") mine projects located in the Powder River Basin of northeastern Wyoming and South Dakota, respectively. The Company dropped the Dewey Burdock property in fiscal 2000 and sold the Reno Creek property in fiscal 2001. The Company no longer has an interest in either of those properties.

                           MONGOLIAN URANIUM PROPERTY

OVERVIEW AND PROJECT STATUS

The Company owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds five concession blocks that, as of February, 17 2003, cover a total of 12,100 square kilometers in central eastern Mongolia. The other participants in the Joint Venture are the Mongolian government and a Russian geological concern, each as to 15 percent.

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions, and has discovered mineral deposits containing approximately 21.67 million tons of mineralized material at an average grade of approximately 0.052% U(3)O(8) amenable to the in situ leach method of mining.

Due to the depressed uranium market and current market forecasts, the Company shut down the Joint Venture's field operations during fiscal 2000. The project office in Ulaanbaatar was also downsized significantly during the year, but will be maintained, and is currently being used to support the Company's precious and base metals exploration program in Mongolia. See "Exploration for Precious and Base Metals in Mongolia." Reclamation and remediation costs for shut-down of Gurvan-Saihan Joint Venture activities, which are the responsibility of the Joint Venture, were not significant and were funded through the sale of surplus Joint Venture equipment and assets. The Company intends to maintain the project on a shutdown status until market conditions warrant additional investment or the Company locates an additional Joint Venture participant. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian government, the Joint Venture is able to hold its land position at minimal cost.

The Company intends to transfer its interest in the Gurvan-Saihan Joint Venture as well as its precious and base metals properties to a subsidiary of the Company. Further funds required for property acquisitions in Mongolia and towards the 2003 field exploration program for the Company's Mongolian precious and base metals properties would then be raised through private or public offerings of securities of the subsidiary.

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors, the Company has shut down all of its uranium mines. The Company intends to keep those properties on a shut down status indefinitely, pending a significant improvement in commodity markets, or possibly the sale or joint venture of all or a portion of such properties to or with other parties.

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

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of February 17, 2003, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

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

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. In April 2001 the Company was notified by the Arizona Department of Environmental Quality that the Aquifer Protection Permit application for the Canyon Mine was denied. If the Company desires to resume the permitting effort in the future, a new application will be required.

As with the Canyon Mine, the Pinenut and Kanab North mines require that an Aquifer Protection Permit be obtained. As with the Canyon Mine Aquifer Protection Permit application, the applications for the Pinenut and Kanab North mines have also been denied. In the event that resumption of mining is contemplated in the future, sufficient lead time will need to be allowed to secure the necessary Aquifer Protection Permits for these mines. The Arizona 1 Mine currently has an aquifer protection permit and is fully permitted for mining.

                                   RECLAMATION

The Company is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $12.3 million with restricted cash and marketable securities of approximately $11.7 million securing the liability, as of September 30, 2002. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells, which is estimated at approximately $10.3 million. The Company has posted a reclamation bond to the NRC for that amount.

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

                           OTHER ASSETS OF THE COMPANY

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2002, 2001, and 2000, should be read in conjunction with the consolidated financial statements of the Company and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Please refer to Note 15 of the Consolidated Financial Statements for a discussion of the differences between Canadian and United States accounting principles and practices that affect the Company.

RESULTS OF OPERATIONS

FISCAL 2002 VERSUS FISCAL 2001

IUC recorded net income of $184,990 (nil per share) for the year ended September 30, 2002, compared with a net loss of $2,822,876 ($0.04 per share) for 2001. Results for 2002 included asset write-downs of $155,334, a non-cash gain of $29,174 from a decrease in Mill reclamation obligations and an increase to the carrying value of the other asset of $261,000 to reflect current uranium prices. For 2001, results included a non-cash charge of $300,663 for expenses associated with an increase in Mill reclamation obligations and an increase to the carrying value of the other asset of $760,000 to reflect current uranium prices. The other asset and the offsetting deferred credit represent a put option entered into in fiscal 1999, which grants a third party the option to put up to 400,000 pounds of U(3)O(8) back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000.

REVENUES

Revenues for fiscal 2002 of $6,830,137 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2002 increased $6,020,374 from $809,763 in fiscal 2001. The increase was due to the commencement of the alternate feed mill run, which began on June 13, 2002.

Process milling fees for fiscal 2002 of $6,830,137 increased $6,067,907 as compared to process milling fees of $762,230 for fiscal 2001. Alternate feed processing activities in fiscal 2002 consisted primarily of the receipt, sampling and analysis of Ashland 1, Linde and Heritage materials and the processing of Ashland 1 materials. Approximately 37,000 tons of material was received during the fiscal year bringing the total received to over 251,100 tons from the Ashland 1, Linde and Heritage sites. The Mill processed approximately 88,300 tons of this material during fiscal 2002, leaving a stockpile of approximately 162,800 tons to be processed in fiscal 2003.

The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

Due to the continued weak markets for vanadium, the Company elected not to sell any of its vanadium inventories in fiscal 2002. In fiscal 2001, revenue from vanadium sales totaled $47,533. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices have improved but continue to be in the lower range of their historical values, and are currently trading in the range of $1.30 to $1.70 per pound V(2)O(5).

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2002 of $2,047,791, which represent the costs incurred receiving and processing alternate feed materials, increased $1,280,830 as compared to process milling expenditures of $766,961 for fiscal 2001. The increase was due to the start-up of the Mill in fiscal 2002. Expenditures incurred during fiscal 2002 for processing materials were $1,726,572 as compared to fiscal 2001 when the Company did not process any alternate feed materials. This increase in processing expenditures was partially offset by a lower volume of material received at the Mill during 2002 as compared to 2001. During fiscal 2002, the Company received 36,950 tons of Ashland 1, Linde and Heritage materials at a cost of $321,218 as compared to fiscal 2001 when the Company received 88,865 tons at a cost of $766,962. The decrease of 51,915 tons or 58% was primarily due to a decline in Ashland 1 material, as the receipt of this material is nearly complete.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) materials from the Ashland 1 and Linde sites, the Company continues to receive deliveries of alternate feeds from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed, it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of September 30, 2002, there were approximately 5,300 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,136,389 for fiscal 2002 as compared to $2,675,090 for fiscal 2001. The decrease of $538,701 or 20% was due to approximately nine months of stand-by in fiscal 2002 versus twelve months in fiscal 2001. The decrease in costs due to the shorter duration of stand-by was partially offset by ramping up the number of personnel and additional expenditures preparing for the mill run, which began during the third quarter of fiscal 2002. The Mill has added 42 additional employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2002 were $3,449,781 as compared to $2,222,478 for fiscal 2001, an increase of $1,227,303.
The increase resulted primarily from increased expenditures for professional services, insurance, and other related costs associated with the Company's vigorous efforts to expand its alternate feed business, and increased expenditures associated with the Urizon Joint Venture and the Moab Project.

EXPLORATION

The Company initiated a precious and base metals exploration effort during fiscal 2002 in Mongolia. This program is being funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. At the end of September 2002, the Company had acquired 23 exploration licenses totaling 1.6 million hectares. Additional exploration licenses are pending. To date, activities have included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Exploration expenditures on these properties for the fiscal year were $538,897.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2002 was $916,780 as compared to $1,558,194 for fiscal 2001. The decrease of $641,414 is primarily the result of an increase of $256,505 in income from equipment sales offset by a decrease of $792,639 in interest income due to significantly lower interest rates paid on short-term investments and a decrease in the average cash balances available for investment.

RESULTS OF OPERATIONS

FISCAL 2001 VERSUS FISCAL 2000

IUC recorded a net loss of $2,822,876 ($0.04 per share) for the year ended September 30, 2001, compared with a net loss of $15,244,651 ($0.23 per share) for 2000. Results for 2001 included a non-cash charge of $300,663 for expenses associated with an increase in Mill reclamation obligations and an increase to the carrying value of the other asset of $760,000 to reflect current uranium prices. For 2000, results included non-cash charges of $11,986,663 for asset write-downs, $1,308,875 for a net decrease to the carrying value of the other asset and the offsetting deferred credit to reflect then current uranium prices and a non-cash gain of $1,073,206 from a decrease in reclamation obligations.

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

Process milling fees for fiscal 2001 of $762,230 decreased $72,254 or 9% as compared to process milling fees of $834,484 for fiscal 2000. Alternate feed processing activities in fiscal 2001 consisted primarily of the receipt, sampling and analysis of the Ashland 1, Linde and Heritage materials. Approximately 88,900 tons of material was received during the fiscal year bringing the total received to over 214,200 tons from the Ashland 1, Linde and Heritage sites.

COST OF PRODUCTS AND SERVICES SOLD

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

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. The Mill was put on stand-by in the second quarter of fiscal 2000, when the conventional ore mill run was completed. Mill stand-by expenditures were $2,675,090 for fiscal 2001 as compared to $2,144,984 for fiscal 2000. The increase of $530,106 or 25% was due to twelve months of stand-by in fiscal 2001 versus nine months in fiscal 2000. The increase in costs due to the longer duration of stand-by was partially offset by the results of significant staff reductions at the Mill in the second quarter of fiscal 2000.

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

OTHER INCOME AND EXPENSE

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

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company had cash and short-term investments of $9,759,946 as compared to cash and short-term investments of $14,052,552 at September 30, 2001. At September 30, 2002 the Company had a working capital deficit of $82,136 as compared to working capital of $5,073,981 at September 30, 2001. The decrease of $5,156,117 in working capital was due to the Company depositing additional funds in its restricted investments, exploration expenditures, and the processing of alternate feed materials. As the alternate feed materials are processed, the deferred revenue will be recorded as revenue, which in turn will assist in the elimination of the Company's working capital deficit and a return to a positive working capital position in fiscal 2003. However, the

Company must continue to generate new sources of alternate feed materials to ensure a positive working capital position in future years.

Net cash provided by operating activities was $2,423,830 for the fiscal year ended September 30, 2002 and consisted primarily of net income from continuing operations of $184,990, adjusted for non-cash items of depreciation of $813,050, decreases in accounts receivable of $1,450,388 reflecting lower receipts of alternate feed material, and increases in accounts payable and accrued liabilities of $355,493 as a result of the commencement of the mill run in June, 2002.

Net cash provided by investing activities was $6,071,102 for the fiscal year ended September 30, 2002 and consisted primarily of proceeds from the sale of short-term investments of $9,679,079 offset by increases in restricted investments of $2,141,864. The majority of the increase in restricted investments was due to the Company depositing an additional $680,000 on December 31, 2001 to secure its reclamation bonds and $1,000,000 to secure the financial surety behind the uranium concentrate sale and put option agreement entered into on September 13, 1999. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset.

Net cash used in financing activities during the fiscal year ended September 30, 2002 totaled $4,149,494 and consisted primarily of a decrease in deferred revenues of $4,166,921. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde and Heritage materials are processed, the deferred revenue is reclassified as revenue. The cost of processing these materials is recorded as process milling expenditures and the Company's cash position decreases by the cost of processing.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy its commitments under the Urizon Joint Venture, exploration activities, working capital requirements, and capital expenditures for the next twelve months.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews the Mill reclamation obligation was decreased by $29,174 in fiscal 2002. The mine and Mill reclamation estimates at September 30, 2002 are $12,320,983, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities as collateral against these bonds. For fiscal 2002 and 2001, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,666,937 and $10,525,073, respectively. The increase of $1,141,864 was primarily due to accrued interest of $461,864 and the Company depositing an additional $680,000.

The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

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

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian uranium joint venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $10.20 per pound U(3)O(8) as of January 13, 2003, the vanadium price has fallen even further to approximately $1.50 per pound V(2)O(5).

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

OUTLOOK FOR 2003

With the formation of the Urizon Joint Venture with Nuclear Fuel Services Inc., the Company will focus on the preparation and submittal of the license amendment application and submittal of a proposal to the U.S. Department of Energy ("DOE") for funding of this project in the second quarter of fiscal year 2003. The Company will not know the status of either the license amendment or the proposal until the latter part of fiscal 2003.

On the Moab Tailings Project, the Company will be actively involved in the initial public input process to develop the scope for the DOE's Environmental Impact Statement for the Project. The Company will continue to monitor the preparation of and provide input into the EIS.

The White Mesa Mill will continue to process the Ashland 1, Linde, Heritage and Molycorp alternate feed materials. Based on average throughput rates attained to date, the mill run should be completed during the third quarter of fiscal 2003. The timing of the mill run could be extended if additional alternate feed materials are received.

Due to depressed uranium and vanadium markets, the Company suspended all of its U.S. mining activities in 1999. The Company intends to keep those properties, as well as the Gurvan-Saihan Joint Venture, in a shutdown status indefinitely, pending any significant improvements in commodity prices. The Company continues to seek potential purchasers for its uranium and uranium/vanadium mining properties and associated mining equipment.

For the 2003 exploration season in Mongolia, the Company is planning ongoing regional exploration in Mongolia while also undertaking more concentrated exploration on the Company's existing licenses. Exploration work will consist of detailed mapping, geochemistry and geophysics, to elevate our best prospects to drill targets. To fund this program, the Company intends to form a new subsidiary. that will hold the Mongolian precious and base metal exploration properties as well as the Company's 70% interest in the Gurvan-Saihan Joint Venture. Funds required for the 2003 program and future exploration activities in Mongolia are expected to be raised through private or public offerings of securities of the subsidiary.

RISKS AND UNCERTAINTIES

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

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

Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, risks inherent in mineral exploration and development, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 17, 2003, are as follows:

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                        COMMON SHARES
                                                        OF THE COMPANY
                                                         BENEFICIALLY
                                                       OWNED, DIRECTLY
                                      PERIOD OF       OR INDIRECTLY, OR
    NAME AND MUNICIPALITY OF         SERVICE AS A       CONTROLLED OR         PRESENT PRINCIPAL OCCUPATION AND POSITION WITH
            RESIDENCE                  DIRECTOR          DIRECTED(1)                         THE COMPANY(3)
----------------------------------------------------------------------------------------------------------------------------------
JOHN H. CRAIG                        May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell LLP;
Toronto, ON                               to               155,000         Director of a number of publicly-traded companies,
                                       present                             including: International Curator Resources Ltd. and
                                                                           Tenke Mining Corp.
----------------------------------------------------------------------------------------------------------------------------------
DAVID C. FRYDENLUND                  May 9, 1997                           Vice President, General Counsel, Chief Financial
Lone Tree, CO                             to               200,000         Officer and Corporate Secretary of the Company.
                                       present
==================================================================================================================================
RON F. HOCHSTEIN                    April 6, 2000                          President and Chief Executive Officer of the Company
Lakewood, CO                              to               100,000         since April 6, 2000; from January 31, 2000 to April
                                       present                             6, 2000, Vice President and Chief Operating Officer
                                                                           of the Company.
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
LUKAS H. LUNDIN(2)                   May 9, 1997                           Chairman of the Board of the Company;  Director and/or
Vancouver, BC                             to                               officer of a number of publicly-traded natural
                                       present             558,500         resource companies, including: Lundin Petroleum AB,
                                                                           Atacama Minerals Corp., Valkyries Petroleum Corp.,
                                                                           International Curator Resources Ltd., Tenke Mining
                                                                           Corp., Tanganyika Oil Company Ltd. and South Atlantic
                                                                           Resources Ltd.
----------------------------------------------------------------------------------------------------------------------------------
WILLIAM A. RAND                      May 9, 1997                           Self-employed businessman; Director of a number of
Vancouver, BC                             to                 Nil           publicly-traded companies, including: Lundin
                                       present                             Petroleum AB, Valkyries Petroleum Corp., International
                                                                           Curator Resources Ltd., Tenke Mining Corp., Tanganyika
                                                                           Oil Company Ltd. and South Atlantic Resources Ltd.
----------------------------------------------------------------------------------------------------------------------------------

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

All of the above-named directors have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except Mr. Ron Hochstein who was Vice President, Corporate Development of the Company from October 11, 1999 to January 30, 2000, and was an engineering consultant with the AGRA-Simons Mining Group, an engineering and consulting firm, from July 1995 to October 1999.

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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2002:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2002

                                                                                SECURITIES
                                                                                   UNDER
                                                                                 OPTIONS/
   NAME AND PRINCIPAL                                      OTHER ANNUAL        SARS GRANTED         ALL OTHER
        POSITION            SALARY(1)      BONUS           COMPENSATION             (#)           COMPENSATION
--------------------------------------------------------------------------------------------------------------
Ron F. Hochstein             160,000        Nil                Nil                  Nil                Nil
President and Chief
Executive Officer(2)
--------------------------------------------------------------------------------------------------------------

David C. Frydenlund,         158,400        Nil             209,000(3)            200,000              Nil
Vice President, General
Counsel, Chief
Financial Officer, and
Corporate Secretary(2)
--------------------------------------------------------------------------------------------------------------

Harold R. Roberts            140,000        Nil              3,000(5)               Nil                Nil
(2)(4), Vice President,
Corporate Development
of the Company's
subsidiary
International Uranium
(USA) Corporation
==============================================================================================================

NOTES TO SUMMARY COMPENSATION TABLE

(1) The Company's currency for disclosure purposes is US dollars, which are the functional currency of the Company's operations.

(2) Each of Messrs. Ron F. Hochstein, David C. Frydenlund and Harold R. Roberts have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts expire September 30, 2003, for Messrs Hochstein and Frydenlund and May 31, 2004 for Mr. Roberts.

(3) All other compensation is $209,000, being the value of a relocation loan in the amount of 200,000 granted to Mr. Frydenlund in 1997 that was forgiven by the Company on September 30, 2002, together with $9,000 being the dollar value of imputed interest benefits from that loan. See "Related Party Transactions."

(4) Mr. Roberts recommenced employment with the Company on May 14, 2001. Mr. Roberts was Vice President Operations of the Company from May 1997 to January 31, 2000.

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

   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN           (Cdn$/        GRANT (Cdn$/         EXPIRATION
           NAME                   (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
------------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund             200,000              50.60%              $0.30            $0.30          January 15, 2005
==============================================================================================================================

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

Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. These employment contracts expire on September 30, 2003. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                             COMMITTEES OF THE BOARD

--------------------------------------------------------------------------------------------------------------------------
                                                              CORPORATE GOVERNANCE           ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE              COMPENSATION COMMITTEE         AND NOMINATING COMMITTEE             SAFETY COMMITTEE
--------------------------------------------------------------------------------------------------------------------------
 John H. Craig                    John H. Craig                  John H. Craig                    John H. Craig
Lukas H. Lundin                  Lukas H. Lundin                Lukas H. Lundin                David C. Frydenlund
William A. Rand                  William A. Rand                William A. Rand                  Lukas H. Lundin
--------------------------------------------------------------------------------------------------------------------------

AUDIT COMMITTEE

The Audit Committee oversees the financial reporting process of the Company on behalf of the Board. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's external auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times per year.

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

The Company's compensation philosophy for executives continues to follow three underlying principles; namely, (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its shareholders through stock-related programs.

When determining both compensation policies and programs and individual compensation levels for executive officers, the Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Company, the Committee and the Board's overall assessment of each executive's individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service, and industry comparables.

Executive compensation is comprised primarily of a base salary and participation in the Corporation's incentive stock option and 401K plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

Compensation is generally reviewed in the early part of each year having regard to the prior year's performance both at a corporate level and individually in order to determine compensation adjustments for the following year.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Company's approach to corporate governance issues. The Committee overseas the effective functioning of the Board, overseas the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies possible nominees for the Board and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the contribution of individual directors. In addition, the Committee delivers an annual statement on corporate governance to the Board of the inclusion in either the Company's annual report or management proxy circular.

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

    NUMBER OF EMPLOYEES BY MAIN CATEGORY OF ACTIVITY AND GEOGRAPHIC LOCATION

------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30                                2002          2001            2000
------------------------------------------------------------------------------------------------------
Denver Head Office                                             10             9               8
------------------------------------------------------------------------------------------------------
White Mesa Mill                                                66            23              25
------------------------------------------------------------------------------------------------------
U.S. Mining Properties                                          0             0               0
------------------------------------------------------------------------------------------------------
Mongolia Office                                                 2             2               4
------------------------------------------------------------------------------------------------------
Total                                                          78            34              37
------------------------------------------------------------------------------------------------------

None of the Company's employees are unionized.

E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of February, 17 2003.

      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

--------------------------------------------------------------------------------------------------------------
                                    NUMBER OF COMMON                         OPTION PRICE      OPTION EXPIRY
EXECUTIVE OFFICER AND DIRECTOR     SHARES UNDER OPTION     DATE OF GRANT        (CDN$)              DATE
--------------------------------------------------------------------------------------------------------------
John H. Craig                             75,000             May 23, 2000        0.20             May 22, 2003
--------------------------------------------------------------------------------------------------------------
David C. Frydenlund                      200,000         January 16, 2002        0.30         January 15, 2005
                                         700,000             May 23, 2000        0.20             May 22, 2003
--------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                         250,000         October 11, 2002        0.31         October 10, 2005
                                       1,000,000             May 23, 2000        0.20             May 22, 2003
--------------------------------------------------------------------------------------------------------------
Lukas H. Lundin                          500,000             May 23, 2000        0.20             May 22, 2003
--------------------------------------------------------------------------------------------------------------
William A. Rand                           75,000             May 23, 2000        0.20             May 22, 2003
--------------------------------------------------------------------------------------------------------------
Harold R. Roberts                        200,000              May 9, 2001        0.26             May 31, 2004
--------------------------------------------------------------------------------------------------------------
Total                                  2,750,000
--------------------------------------------------------------------------------------------------------------

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of February 17, 2003 and the total amount of these securities owned by the officers and directors as a group.

                               MAJOR SHAREHOLDERS

------------------------------------------------------------------------------------------------
                                                          NUMBER OF COMMON
IDENTITY OF PERSON OR GROUP                                 SHARES OWNED              PERCENTAGE
------------------------------------------------------------------------------------------------
Adolf H. Lundin                                                 22,500,000               34.2%
------------------------------------------------------------------------------------------------
Directors and Officers as a group (6 persons)                      913,500                1.4%
------------------------------------------------------------------------------------------------

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

As of January 27, 2003, 11,049,300, or 16.8%, of the Company's outstanding common stock were registered in the names of 47 residents of the United States. The Company's common stock is issued in registered form and the number of shares reported to be held by U.S. shareholders of record is taken from the records of Computershare Trust Company of Canada, the registrar and transfer agent for the Common Stock.

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

During the fiscal year ending September 30, 2002 the Company incurred legal fees of $10,960, to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

During the fiscal year ending September 30, 2002, the Company paid management and administrative service fees of $90,000 to a company owned by the Chairman of the Company, Lukas H. Lundin, which provides office premises, secretarial and other services in Vancouver. The Company continues to pay monthly fees of $7,500 to this service company. Amounts due to this company were $7,500 as of September 30, 2002.

During the fiscal year ending September 30, 1997 the Company loaned $200,000 to David C. Frydenlund, an Officer and Director of the Company, in order to facilitate relocation to the Company's headquarters. This amount was non-interest bearing and secured by the Officer's personal residence, and remained outstanding at September 30, 1998, 1999, 2000 and 2001. This loan was forgiven by the Company on September 30, 2002.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

The consolidated financial statements of the Company are attached hereto as pages F-1 through F-16 and incorporated herein by reference.

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

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Company's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulated two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. Section 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Company was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleged that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues was amicably resolved between the parties (Utah indicated to the Company that its concerns that the alternate feed material might contain hazardous wastes was resolved by additional analytical and other data which was forwarded to Utah by the Company). On February 9, 1999, the ASLB Presiding Officer ruled in favor of the Company on the second issue, finding that the Company's license amendment met all of the requirements of the applicable statutes and regulations and was appropriately granted. The State of Utah appealed the decision of the ASLB Presiding Officer to the full Commission of the NRC for review. On February 10, 2000, the NRC Commissioners rendered their decision upholding the decision of the ASLB Presiding Officer and confirming the validity of the license amendment for the Ashland 2 Materials, thereby resolving in the Company's favor the dispute with the State of Utah over the types of alternate feed materials that can be processed at the White Mesa Mill. The State of Utah did not appeal this decision to the U.S. Court of Appeals.

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

On December 19, 2000, the Company submitted to NRC a request for a license amendment to allow the Company to accept for processing as alternate feed material up to 17,750 tons of uranium-bearing lead-sulfide sludge residues, from Molycorp Inc.'s Mountain Pass site. Sometime on or about February 7, 2001, the Glen Canyon Group of the Sierra Club submitted a letter requesting a hearing on the Company's application and requesting to be granted status as on intervenor and, on March 14, 2001, the Company responded in opposition to the Glen Canyon Group's request. The ASLB Presiding Officer entered an order on April 24, 2001, denying the Glen Canyon Group's request for a hearing due to lack of standing. The Glen Canyon Group subsequently filed an appeal of the denial of its hearing request on June 11, 2001, to which the Company filed a response on June 21, 2001. The Commission subsequently denied the Glen Canyon Group's appeal in a decision on November 14, 2001. In conjunction with its consideration and approval of the Company's proposed license amendment, NRC conducted an environmental assessment ("EA") to appraise the environmental impacts associated with the receipt and processing of the Molycorp materials at the Mill. On December 11, 2001, NRC published a Federal Register notice detailing NRC Staff's final determination of a Finding of No Significant Impact ("FONSI") on the Company's license amendment to allow such processing activities and providing notice of an opportunity for a hearing on the determination. Also, on December 11, 2001, NRC issued the Company's requested license amendment authorizing the receipt and processing of the Molycorp materials at the Mill. By letter dated December 15, 2001, William E. Love, the Forest/Grazing Co-Chair of the Glen Canyon Group of the Sierra Club submitted a request for a hearing on the NRC Staff's FONSI finding and approval of the Company's license amendment. The Company responded to Mr. Love's request on December 31, 2001. By letters postmarked January 10, 2002, the Glen Canyon Group, the Shundahai Network and the Nevada Nuclear Waste Task Force, Inc. each submitted requests for a hearing on Staff's FONSI determination and approval of the Company's license amendment. On January 25, 2002, the Company responded in opposition to these requests for lack of standing. The Presiding Officer entered an order on January 30, 2002, granting standing to Mr. Love and the Glen Canyon Group of the Sierra Club. The Company filed an appeal of the judge's decision to the Commission on February 11, 2002. On April 13, 2002, the Commission rendered its decision denying the appeal and confirming the Presiding Officer's order granting standing to Mr. Love and the Glen Canyon Group of the Sierra Club. An informal hearing under Subpart L of the Commission's Rules of Practice on the merits of the challenges to the Molycorp license amendment took place between February and August 2002. On August 28, 2002, the Presiding Officer rendered his decision in favor of the Corporation's position, confirming the Molycorp license amendment. The Petitioners did not appeal the Presiding Officer's decision to the Commission.

The Company submitted letters to NRC Staff with supporting documentation dated June 15, 25, and August 3, 2001, requesting that NRC amend the Mill's License to allow receipt and processing of up to 600,000 cubic yards of alternate feed materials from the Maywood, New Jersey, FUSRAP site. On September 24, 2001, NRC received three Requests for a Hearing from John Darke ("Mr. Darke"), the Glen Canyon Group of the Sierra Club, and the City of Moab, Utah ("Moab") regarding the proposed license amendment. The Company responded in opposition to these requests on the basis that the Petitioners lacked standing to request a hearing. On January 16, 2002, the Presiding Officer entered an order denying the Petitioner's request for a hearing due to lack of standing. On January 31, 2002, the Glen Canyon Group filed an appeal of this decision to the Commission, and on February 15, 2002, the Company filed its response in opposition to this request. On April 12, 2002, the Commission rendered a decision approving the Presiding Officer's order in part and remanding one issue back to the Presiding Officer for reconsideration and clarification. On April 26, 2002, the Presiding Officer issued an order clarifying and reconfirming his previous order on this point. On May 1, 2002, the Glen Canyon Group of the Sierra Club further appealed the Presiding Officer's reconfirmed opinion. On October 1, 2002, the Commission rendered its decision denying the appeal and confirming the Presiding Officers decision. The Glen Canyon Group of the Sierra Club did not appeal the Commission's decision to the U.S. Court of Appeals. NRC issued the license amendment on September 23, 2002, authorizing the processing of the Maywood materials at the Mill.

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

During a sampling event at the White Mesa Mill in May, 1999, the Company discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Investigations by independent experts retained by the Company indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field, and/or septic tank drainfields that serviced both laboratory operations and sanitary sewage prior to construction of the Mill's tailings cells. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,200 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Company to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Company is performing investigations and taking actions in accordance with the Corrective Action Order. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2002, the date of the annual financial statements incorporated into this Form 20-F, except as otherwise disclosed in this Form 20-F.

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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

                               TRADING INFORMATION

------------------------------------------------------------------------------------------------
                                                  HIGH               LOW
                                                  ----               ---
                 PERIOD                          (Cdn $)           (Cdn $)             VOLUME
                 ------                                                                ------
------------------------------------------------------------------------------------------------
October 1, 1997-September 30, 1998                1.45               0.38             40,323,218
------------------------------------------------------------------------------------------------
October 1, 1998-September 30, 1999                0.72               0.22             19,512,089
------------------------------------------------------------------------------------------------
October 1, 1999-September 30, 2000                0.38               0.13             19,626,816
------------------------------------------------------------------------------------------------
October 1, 2000-September 30, 2001                0.40               0.20             11,342.300
------------------------------------------------------------------------------------------------
October 1, 2001-September 30, 2002                0.50               0.25              9,883,580
------------------------------------------------------------------------------------------------
October-December 2000                             0.38               0.21              5,750,566
------------------------------------------------------------------------------------------------
January-March 2001                                0.40               0.22              2,353,500
------------------------------------------------------------------------------------------------
April-June 2001                                   0.40               0.22              1,694,800
------------------------------------------------------------------------------------------------
July-September 2001                               0.40               0.28              2,232,300
------------------------------------------------------------------------------------------------
October-December 2001                             0.34               0.25              2,013,800
------------------------------------------------------------------------------------------------
January-March 2002                                0.40               0.30              1,366,486
------------------------------------------------------------------------------------------------
April-June 2002                                   0.50               0.30              5,315,600
------------------------------------------------------------------------------------------------
July-September 2002                               0.37               0.30              1,240,538
------------------------------------------------------------------------------------------------
October-December 2002                             0.35               0.25              1,226,203
------------------------------------------------------------------------------------------------
August 2002                                       0.33               0.30                150,000
------------------------------------------------------------------------------------------------
September 2002                                    0.37               0.32                280,838
------------------------------------------------------------------------------------------------
October 2002                                      0.33               0.27                140,603
------------------------------------------------------------------------------------------------
November 2002                                     0.35               0.25                645,400
------------------------------------------------------------------------------------------------
December 2002                                     0.30               0.25                340,200
------------------------------------------------------------------------------------------------
January 2003                                      0.49               0.30              1,481,500
------------------------------------------------------------------------------------------------
February 1 to February 11, 2003                   0.39               0.32                271,843
------------------------------------------------------------------------------------------------

CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/01, 3/31/02, 6/30/02, 9/30/02 and December 31, 2002:

                              EXCHANGE RATES-ANNUAL

----------------------------------------------------------------------------
YEAR            AVERAGE                 LOW-HIGH                SEPTEMBER 30
----------------------------------------------------------------------------
1998             0.6898             0.6321 - 0.7292                0.6533
----------------------------------------------------------------------------
1999             0.6681             0.6423 - 0.6912                0.6812
----------------------------------------------------------------------------
2000             0.6735             0.6422 - 0.6970                0.6653
----------------------------------------------------------------------------
2001             0.6461             0.6227 - 0.6714                0.6341
----------------------------------------------------------------------------
2002             0.6361             0.6175 - 0.6656                0.6336
----------------------------------------------------------------------------

                            EXCHANGE RATES-QUARTERLY

-----------------------------------------------------------------------------------
CALENDAR QUARTER ENDED       AVERAGE        LOW-HIGH            LAST DAY OF QUARTER
-----------------------------------------------------------------------------------
       12/31/01              0.6328     0.6227 - 0.6430                0.6287
-----------------------------------------------------------------------------------
       03/31/02              0.6274     0.6175 - 0.6335                0.6271
-----------------------------------------------------------------------------------
       06/30/02              0.6437     0.6239 - 0.6656                0.6587
-----------------------------------------------------------------------------------
       09/30/02              0.6406     0.6229 - 0.6621                0.6336
-----------------------------------------------------------------------------------
       12/31/02              0.6372     0.6252 - 0.6474                0.6344
-----------------------------------------------------------------------------------

The rate of exchange for the conversion of United States dollars into Canadian dollars average on February 11, 2003 was $0.6538 (Cdn.$1.00 = U.S.$0.6538).

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

D. EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the export or import of capital, including the availability of cash and cash equivalents for use by the Company group, or on the remittance of dividends, interest, or other payments to non-resident holders of the Company's securities, apart from usual withholding taxes payable at rates fixed by Treaty.

The Company is subject to the Investment Canada Act. Under the Investment Canada Act, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review requirements by The Investment Review Division of Industry Canada (or the Department of Canadian Heritage, with respect to cultural businesses and businesses that relate to Canada's cultural heritage or national identity), and where review is required, will not be allowed unless they are found likely to be of net benefit to Canada. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company, shall be deemed to be "control".

An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is Cdn$5 million or more in the case of a "direct" acquisition (or where the Canadian asset acquired constitute more than 50% of the value of all entities acquired), or Cdn$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of January 1, 2003, of Cdn$223 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$223 million threshold applies.

These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation, cultural businesses, or are businesses that relate to Canada's cultural heritage or national identity. If the forgoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada or the Department of Canadian Heritage, as applicable prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated; applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.

There is, moreover, provision for the Minister of Industry or of Canadian Heritage, as applicable, to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. An application in this regard is filed with the applicable Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the applicable department by a province that is likely to be significantly affected by the investment.

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

If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the non-Canadian must still give notice of the acquisition of a Canadian business within 30 days after its completion.

There are no limitations under Canadian law on the right of nonresident or foreign owners to hold or vote the common stock of the Company.

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company, as of February 17, 2003. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of February 17, 2003, applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of February 17, 2003, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of shares of the Company.

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

The Company believes that it was not a PFIC for its fiscal year ended September 30, 2002. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

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

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of February 17, 2003, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

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

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2002. The Company currently has some finished goods inventories of vanadium product.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) The President and Chief Executive Officer and the Chief Financial Officer of the Company have reviewed the Company's disclosure controls and procedures (as defined in Sections 240.13a-(c) and 240.15d-15(c)), and the effectiveness thereof, based on an evaluation conducted on January 29, 2003, and have concluded that such controls and procedures are effective and are adequate to support the certificates given by such officers in this document.

(b) There have not been any significant changes in the Company's internal controls or in any other factors that could significantly affect these controls subsequent to January 29, 2003, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

See Pages F-1 through F-16 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                                        Page
                                                                                                        ----
Index to Consolidated Financial Statements ...........................................................   F-i
Auditors' Report to the Directors ....................................................................   F-1
Consolidated Balance Sheets at September 30, 2002 and 2001 ...........................................   F-2
Consolidated Statements of Operations and Deficit
    For the Years Ended September 30, 2002, 2001 and 2000 ............................................   F-3
Consolidated Statements of Cash Flows for the Years Ended
    September 30, 2002, 2001 and 2000 ................................................................   F-4
Notes to the Consolidated Financial Statements .......................................................   F-5

All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated
Financial Statements or Notes thereto.

         b)       Documents filed as exhibits to this Annual Report:

Index to Exhibits                                                F-17

Exhibit 1.1       Company's Corporate Structure Chart            F-18

Exhibit 99        906 Certification                              F-19

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

Dated: February 17, 2003

                                 CERTIFICATIONS

I, Ron F. Hochstein, certify that:

1. I have reviewed this annual report on Form 20-F of International Uranium Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 17, 2003

                                           /s/ Ron F. Hochstein
                                           -------------------------------------
                                           Ron F. Hochstein
                                           President and Chief Executive Officer

I, David C. Frydenlund, certify that:

1. I have reviewed this annual report on Form 20-F of International Uranium Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 17, 2003

                                      /s/ David C. Frydenlund
                                      ----------------------------------------
                                      David C. Frydenlund
                                      Vice President and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Shareholders ................................................   F-1

Consolidated Balance Sheets at September 30, 2002 and 2001...........................   F-2

Consolidated Statements of Operations and Deficit
    For the Years Ended September 30, 2002, 2001 and 2000 ...........................   F-3

Consolidated Statements of Cash Flows for the Years Ended
    September 30, 2002, 2001 and 2000 ...............................................   F-4

Notes to the Consolidated Financial Statements.......................................   F-5

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow for each of the years in the three year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001, and the results of its operations and the changes in its cash flow for each of the years in the three year period ended September 30, 2002 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants
Vancouver, Canada
December 13, 2002

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                                        AT SEPTEMBER 30
                                                                                 2002                    2001
                                                                          -----------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                               $       6,710,782       $       2,365,344
  Short-term investments                                                          3,049,164              11,687,208
  Trade and other receivables                                                        99,850               1,550,238
  Inventories (Note 3)                                                            1,720,952               1,886,556
  Prepaid expenses and other                                                        368,435                 205,910
  Other asset (Note 7)                                                            3,861,000                       -
                                                                          -----------------------------------------
                                                                                 15,810,183              17,695,256

  Plant and equipment, net (Note 4)                                               3,363,253               3,997,126
  Mongolia mineral properties (Note 5)                                              538,897                       -
  Notes receivable                                                                        -                 200,000
  Restricted investments (Note 6)                                                12,666,937              10,525,073
  Other asset (Note 7)                                                                    -               3,600,000
                                                                          -----------------------------------------
                                                                          $      32,379,270       $      36,017,455
                                                                          =========================================

LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities                                $         762,883       $         407,390
  Notes payable                                                                      10,242                  16,584
  Deferred revenue                                                               10,899,194              12,197,301
  Deferred credit (Note 7)                                                        4,220,000                       -
                                                                          -----------------------------------------
                                                                                 15,892,319              12,621,275

  Notes payable, net of current portion                                              43,548                  37,174
  Reclamation obligations (Note 8)                                               12,320,983              12,350,157
  Deferred revenue                                                                        -               2,868,815
  Deferred credit (Note 7)                                                                -               4,220,000
                                                                          -----------------------------------------
                                                                                 28,256,850              32,097,421
                                                                          -----------------------------------------

SHAREHOLDERS' EQUITY
  Share capital (Note 9)                                                         37,466,609              37,449,213
    Issued and outstanding (65,735,066 and 65,600,066 shares) Deficit           (33,344,189)            (33,529,179)
                                                                          -----------------------------------------
                                                                                  4,122,420               3,920,034
                                                                          -----------------------------------------
                                                                          $      32,379,270       $      36,017,455
                                                                          =========================================

Contingency (Note 13)
Subsequent event (Note 16)

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                                   /s/ Lukas H. Lundin
Ron F. Hochstein, Director                             Lukas H. Lundin, Director

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT)
                             (UNITED STATES DOLLARS)

                                                                               YEARS ENDED SEPTEMBER 30
                                                                       2002              2001               2000
                                                               ----------------------------------------------------
OPERATIONS
Revenue
  Uranium sales                                                $            -     $            -     $   12,810,100
  Vanadium sales                                                            -             47,533          2,415,588
  Process milling                                                   6,830,137            762,230            834,484
                                                               ----------------------------------------------------
    Total revenue                                                   6,830,137            809,763         16,060,172
                                                               ----------------------------------------------------
Costs and expenses
  Uranium cost of sales                                                     -                  -         10,637,373
  Vanadium cost of sales                                                    -             22,108          2,006,136
  Process milling expenditures                                      2,047,791            766,961            489,778
  Mill stand-by expenditures                                        2,136,389          2,675,090          2,144,984
  Selling, general and administrative                               3,449,781          2,222,478          4,044,761
  Write-down of inventories (Note 3)                                  155,334                  -          1,026,415
  Change in market value of other asset (Note 7)                     (261,000)          (760,000)         1,308,875
  Change in reclamation obligations                                   (29,174)           157,663         (1,073,206)
  Write-off of Mongolia mineral properties                                  -                  -         10,963,248
  Depreciation                                                         62,806            106,533            470,621
                                                               ----------------------------------------------------
                                                                    7,561,927          5,190,833         32,018,985
                                                               ----------------------------------------------------

Operating loss                                                       (731,790)        (4,381,070)       (15,958,813)

  Net interest and other income                                       916,780          1,558,194            714,162
                                                               ----------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                                 $      184,990     $   (2,822,876)    $  (15,244,651)
                                                               ====================================================

Basic and diluted income (loss) per share                      $            -     $        (0.04)    $        (0.23)
                                                               ====================================================

DEFICIT
Deficit, beginning of year                                     $  (33,529,179)    $  (30,706,303)    $  (15,461,652)
  Net income (loss) for the year                                      184,990         (2,822,876)       (15,244,651)
                                                               ----------------------------------------------------
DEFICIT, END OF YEAR                                           $  (33,344,189)    $  (33,529,179)    $  (30,706,303)
                                                               ====================================================

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                          YEARS ENDED SEPTEMBER 30
                                                                2002               2001             2000
                                                           --------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the year                             $     184,990   $    (2,822,876)    $  (15,244,651)
Items not affecting cash
  Depreciation                                                   813,050           872,307          1,094,376
  (Gain) loss on sale of equipment and land                       (4,586)          143,929              4,675
  Gain on sale of short-term investments, net                   (288,409)         (361,177)                 -
  Write-down of inventories                                      155,334                 -          1,026,415
  (Gain) loss in market value of other asset                    (261,000)         (760,000)         1,308,875
  (Decrease) increase in reclamation obligations                 (29,174)          157,663         (1,073,206)
  Write-off of Mongolia mineral properties                             -                 -         10,963,248
  Forgiveness of notes receivable                                200,000                 -              1,928
Changes in non-cash working capital items
  Decrease (increase) in trade and other receivables           1,450,388           892,826           (216,761)
  Decrease in inventories                                         10,269            26,983          9,211,253
  (Increase) decrease in other current assets                   (162,525)           50,778            (96,836)
  Increase (decrease) in other accounts payable
  and accrued liabilities                                        355,493          (248,662)        (1,476,562)
                                                           --------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATIONS                      2,423,830        (2,048,229)         5,502,754
                                                           --------------------------------------------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                   (215,554)          (78,151)          (244,957)
  Mongolia mineral properties                                   (538,897)                -           (332,063)
  Proceeds from sale of surplus equipment and land                40,964            41,907            627,211
  Purchase of short-term investments                            (752,626)      (13,070,658)                 -
  Proceeds from sale of short-term investments                 9,679,079         1,744,627                  -
  (Increase) decrease in restricted investments               (2,141,864)       (1,654,084)           473,552
                                                           --------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES           6,071,102       (13,016,359)           523,743
                                                           --------------------------------------------------

FINANCING ACTIVITIES

  Decrease (increase) in notes payable                                31           (16,592)        (1,001,866)
  (Decrease) increase in deferred revenue                     (4,166,921)        5,786,113          6,156,562
  Exercise of employee stock options                              17,396             9,811                  -
                                                           --------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES           (4,149,494)        5,779,332          5,154,696
                                                           --------------------------------------------------

Increase (decrease) in cash and cash equivalents               4,345,438        (9,285,256)        11,181,193
Cash and cash equivalents, beginning of year                   2,365,344        11,650,600            469,407
                                                           --------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                     $   6,710,782   $     2,365,344     $   11,650,600
                                                           ==================================================

The accompanying notes are an integral part of these financial statements.

                        International Uranium Corporation
                   Notes to Consolidated Financial Statements
                        September 30, 2002, 2001 and 2000
                             (United States Dollars)

1.       ORGANIZATION AND NATURE OF OPERATIONS

         International Uranium Corporation and its subsidiaries (the "Company") are engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium Mill (the "Mill"), located near Blanding, Utah. While the Company has had considerable success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to remain profitable and continue with its pursuit of this business in the future.

         The Company also owns several uranium and uranium/vanadium mines and exploration properties that were placed on stand-by during the 1999 fiscal year. The Company is seeking potential purchasers for its uranium and uranium/vanadium mining properties and associated mining equipment. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and sells vanadium and other metals that can be produced as a co-product with uranium. During this fiscal year, the Company also initiated a precious and base metals exploration program in Mongolia.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to United States generally accepted accounting principles are disclosed in Note 15.

         a.       Basis of consolidation

         The consolidated financial statements include the accounts of its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation.

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

         d.       Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

         e.       Short-term and restricted investments

         Investments are valued at the lower of cost and market value except for restricted fixed income securities, which are to be held to maturity and are recorded at amortized cost.

         f.       Inventories

         In-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost and net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost and net realizable value.

         g.       Plant and equipment

         Plant and equipment are recorded at the lower of cost and net recoverable amount. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives. Plant and equipment held for resale are recorded at the lower of cost and net realizable value. Gains or losses from normal sales or retirements of assets are included in other income or expense.

         h.       Exploration properties

         Mineral exploration costs are capitalized as incurred. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration expenditures are amortized using the unit-of-production method over the estimated life of the ore body. When a project is determined to be unsuccessful, the mining property and the related exploration expenditures are written down to their net recoverable amount.

         i.       Asset impairment

         The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production, capital and reclamation costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors), estimates of the pounds of uranium and vanadium to be produced, and estimated recycling fees from processing alternate feed materials. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

         j.       Environmental protection and reclamation costs

         The estimated reclamation liabilities for the Mill, mines and any exploration properties requiring reclamation are based on the greater of the bonded amount for each property, as determined by applicable regulatory authorities, and an engineering estimate of the work required to reclaim the property, performed by the Company.

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

         k.       Foreign currency translation

         These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the mineral exploration properties in Mongolia. The majority of its costs are denominated in United States dollars.

         Amounts denominated in foreign currencies are translated into United States dollars as follows:

                  i. monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

                  ii.      non-monetary assets at historical rates;

                  iii. revenue and expense items at the average rates for the period.

         The net effect of the foreign currency translation is included in the statement of earnings.

         l.       Basic and diluted earnings per share

         Basic and diluted earnings per common share are determined using the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding at September 30 for, 2002, 2001 and 2000, was 65,652,998, 65,542,943 and 65,525,066,
         respectively.

         m.       Revenue recognition

         In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Uranium sales revenue, as well as revenue from the sale of vanadium, are recorded in the period that title passes to the customer along with the risks and rewards of ownership. Sales of the Company's uranium long-term supply contracts are included in uranium sales.

         Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

         Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

         n.       Share options

         The Company has a share option plan, which is described in Note 9.c. No compensation expense is recognized when share options are issued or re-priced at market value. Any consideration on exercise of share options is credited to share capital.

         o.       Adoption of new accounting standard

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

         The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new accounting standard did not result in changes to the prior period financial statements.

         p.       Reclassifications

         Certain amounts in prior years have been reclassified to conform to the 2002 presentation.

3.       INVENTORIES

                                             2002          2001
                                         -------------------------
Vanadium concentrates                    $   828,062   $   824,119

In process                                    20,450        20,450

Parts and supplies                           872,440     1,041,987
                                         -------------------------
                                         $ 1,720,952   $ 1,886,556
                                         =========================

         In fiscal 2002, the Company wrote-down the carrying value of its chemical reagents by $155,334 due to the age of the reagents as a result of the duration of the Mill stand-by.

         In fiscal 2000, the Company wrote-down the carrying value of its uranium and vanadium inventories by $1,026,415 to market value.

4.       PLANT AND EQUIPMENT

                                                     Accumulated          2002
                                         Cost        Depreciation         Net
                                     ---------------------------------------------
Mill buildings and equipment         $  6,908,150    $  3,989,793    $   2,918,357

Other machinery and equipment           1,117,780         672,884          444,896
                                     ---------------------------------------------
                                     $  8,025.930    $  4,662.677    $   3,363,253
                                     =============================================

                                                     Accumulated          2002
                                         Cost        Depreciation         Net
                                     ---------------------------------------------
Mill buildings and equipment         $  6,751,216    $  3,241,808    $   3,509,408

Other machinery and equipment           1,220,522         732,804          487,718
                                     ---------------------------------------------
                                     $  7,971,738    $  3,974,612    $   3,997,126
                                     =============================================

         During fiscal 1999 the Company placed its mining operations on stand-by. At September 30, 2002 and September 30, 2001, plant and equipment include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $401,937 and $406,896, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

5.       MONGOLIA MINERAL PROPERTIES

         Mongolia mineral properties are currently made up of the Company's interest in precious and base metals exploration areas covering 1.6 million hectares in Mongolia. Amounts capitalized during the year include costs related to acquisition of land interests, review of geological data and satellite imagery, collection of samples and lab analysis. In fiscal 2000 Mongolia mineral properties were made up of the Company's interest in the Gurvan-Saihan Uranium Joint Venture.

6.       RESTRICTED INVESTMENTS

         The Company has placed cash and fixed income securities on deposit to secure its reclamation bonds and certain other obligations (Notes 7 and 8).

                                             2002          2001
                                         -------------------------
Cash and cash equivalents                $ 3,297,063   $ 4,653,849

Fixed income securities                    9,369,874     5,871,224
                                         -------------------------
                                         $12,666,937   $10,525,073
                                         =========================

7.       OTHER ASSET

         On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound U(3)O(8) under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U(3)O(8) at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a financing and the cost of the inventory was reclassified as an other asset. A bond (Note 6) collateralizes a portion of the transaction.

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

         In fiscal 2002, as a result of an increase in the uranium market price, the other asset was increased from $9.00 to $9.75 per pound U(3)O(8) net of any estimated costs to sell, resulting in a gain of $261,000.

8.       OBLIGATIONS FOR RECLAMATION

         Estimated future decommissioning and reclamation costs of the Mill and mining properties are determined on an undiscounted basis and are based principally on legal and regulatory requirements. At September 30, 2002 and September 30, 2001, $12,320,983 and $12,350,157, respectively, were accrued for reclamation costs. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited cash, cash equivalents and fixed income securities on account of these obligations (Note 6).

         Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may differ from those estimated and such differences may be material.

9.       SHARE CAPITAL

         a.       Authorized - unlimited number of common shares.

         b.       Issued and outstanding

         Shares

                                            2002         2001         2000
                                         ------------------------------------
Beginning of year                        65,600,066   65,525,066   65,525,066

Employee stock options exercised            135,000       75,000            -
                                         ------------------------------------
End of year                              65,735,066   65,600,066   65,525,066
                                         ====================================

         Amount

                                            2002           2001        2000
                                        ---------------------------------------
Beginning of year                       $37,449,213   $37,439,402   $37,439,402

Employee stock options exercised             17,396         9,811             -
                                        ---------------------------------------
End of year                             $37,466,609   $37,449,213   $37,436,402
                                        =======================================

         c.       Share options

                  The Company has adopted a share option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price of the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

         Share option transactions were as follows:

                                2002        2001         2000
                             ----------------------------------
Beginning of year            4,370,000   4,280,000    3,389,000

Granted                        495,000     200,000    3,605,000

Exercised                     (135,000)    (75,000)           -

Expired                       (675,000)    (35,000)  (2,714,000)
                             ----------------------------------
End of year                  4,055,000   4,370,000    4,280,000
                             ==================================

         Weighted average exercise prices per share were as follows:

                                2002        2001         2000
                             ---------------------------------
Beginning of year            Cdn $0.32   Cdn $0.32   Cdn $1.03

Granted                      Cdn $0.32   Cdn $0.26   Cdn $0.24

Exercised                    Cdn $0.20   Cdn $0.20           -

Expired                      Cdn $0.75   Cdn $0.20   Cdn $1.10
                             ---------------------------------
End of year                  Cdn $0.25   Cdn $0.32   Cdn $0.32
                             =================================

         Share options outstanding and exercisable as of September 30, 2002 were as follows:


              Options Outstanding and Exercisable
---------------------------------------------------------------------
                                                     Weighted Average
                     Average Remaining Contractual    Exercise Price
Number Outstanding            Life (Years)              Per Share
---------------------------------------------------------------------
    3,110,000                     0.64                  Cdn $0.20
      200,000                     1.67                  Cdn $0.26
      300,000                     2.25                  Cdn $0.30
       75,000                     0.37                  Cdn $0.35
      120,000                     1.72                  Cdn $0.37
      250,000                     0.03                  Cdn $0.75
---------------------------------------------------------------------
    4,055,000                     0.80                  Cdn $0.25
=====================================================================

         Outstanding options expire between October 2002 and January 2005. Subsequent to September 30, 2002, and up to December 13, 2002, 250,000 share options at Cdn $0.75 expired and 250,000 share options were granted at Cdn $0.31 per share.

10.      INCOME TAXES

                                                                   2002             2001
                                                               ------------------------------
Reconciliation
         Combined basic rate                                             40%               40%

         Income (loss) from operations                         $    184,990   $    (2,822,876)
                                                               ------------------------------
         Income tax recovery at basic rate                           73,996        (1,129,150)

         Change in valuation allowance                               71,190         1,116,563

         Other                                                     (145,186)           12,587
                                                               ------------------------------
         Tax expense per consolidated financial statements     $          -   $             -
                                                               ==============================
Future income tax assets

         Tax losses carried forward                            $  4,886,235   $     2,532,076

         Inventory                                                  413,769           456,036

         Mineral properties                                       1,472,807         1,444,766

         Deferred revenue                                         3,149,145         4,815,913

         Other                                                            -           448,623
                                                               ------------------------------
                                                                  9,921,956         9,697,414
Future income tax liability

         Plant and Equipment                                     (1,034,528)         (881,176)

         Valuation allowance                                     (8,887,428)       (8,816,238)
                                                               ------------------------------
         Net future income taxes                               $          -   $             -
                                                               ==============================

         Non-capital loss carry forwards for Canadian tax purposes of approximately $1,615,000 begin to expire in 2003. For U.S. income tax purposes, loss carry forwards of approximately $10,366,000 begin to expire in 2015 unless utilized.

11.      SEGMENTED INFORMATION

         a.       Geographic information

                                   2002             2001              2000
                              ------------------------------------------------
Revenue

         United States        $    6,830,137   $      809,763   $   16,060,172
                              ------------------------------------------------
                              $    6,830,137   $      809,763   $   16,060,172
                              ================================================
Net income (loss)

         Canada               $     (192,922)  $     (189,151)  $     (267,297)

         United States               446,697       (2,440,296)      (3,983,443)

         Mongolia                    (68,785)        (193,429)     (10,993,911)
                              ------------------------------------------------
                              $      184,990   $   (2,822,876)  $  (15,244,651)
                              ================================================
Plant and equipment, net

         United States        $    3,279,391   $    3,913,765   $    4,720,795

         Mongolia                     83,862           83,361          256,323
                              ------------------------------------------------
                              $    3,363,253   $    3,997,126   $    4,977,118
                              ================================================

         b.       Major Customers

         The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During fiscal 2002 and 2001, a process milling customer accounted for approximately 100% and 75% of total revenues, respectively. During fiscal 2000, a uranium customer accounted for approximately 51% of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

12.      RELATED PARTY TRANSACTIONS

         a. During the year ended September 30, 2002, the Company incurred legal fees of $10,960 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $8,402 for the year ended September 30, 2001 and $16,606 for the year ended September 30, 2000.

         b. During the year ended September 30, 2002, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Amounts due to this company were $7,500 as of September 30, 2002 and 2001 (2000 - nil). Management and administration fees incurred with this company were $90,000 for the years ended September 30, 2001 and 2000.

         c. During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. The loan was forgiven on September 30, 2002. The loan was non-interest bearing and was collateralized by the officer's personal residence.

13.      CONTINGENCY

         The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

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

14.      FINANCIAL INSTRUMENTS

         a.       Credit risk

         Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times exceed federally insured levels. The Company's investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

         At September 30, 2002, one customer accounted for 86% of the accounts receivable. At September 30, 2001, the same customer accounted for 83% of the accounts receivable.

         b.       Fair values

         At September 30, 2002 and 2001, the fair values of cash and cash equivalents, trade and other receivables, approximates their carrying values because of the short-term nature of these instruments.

         The fair values of short-term investments, consisting of U.S. government bonds, commercial paper, corporate bonds and marketable securities, approximate carrying values. Notes receivable and notes payable are at market terms and accordingly, fair values approximate carrying values.

         The fair value of cash and cash equivalents and fixed income securities classified as restricted investments approximates carrying values.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

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

         Consolidated Balance Sheets

                                                              2002             2001
                                                         -------------------------------
Plant and equipment, net

     Canadian basis                                      $    3,363,253    $   3,997,126

     Depreciation of assets held for resale (a)                 223,234          223,234
                                                         -------------------------------
     U.S. basis                                          $    3,586,487    $   4,220,360
                                                         ===============================
Mongolia mineral properties

     Canadian basis                                      $      538,897    $           -

     Exploration expenditures (b)                              (538,897)               -
                                                         -------------------------------
     U.S. basis                                          $            -    $           -
                                                         ===============================
Notes receivable

     Canadian basis                                      $            -    $     200,000

     Shareholder loan reclassification (c)                            -         (200,000)
                                                         -------------------------------
     U.S. basis                                          $            -    $           -
                                                         ===============================
Share capital

     Canadian basis                                      $   37,466,609    $  37,449,213

     Shareholder loan reclassification (c)                            -         (200,000)

     Amalgamation (d)                                          (615,970)        (615,970)
                                                         -------------------------------
     U.S. basis                                          $   36,850,639    $  36,633,243
                                                         ===============================
Deficit

     Canadian basis                                      $  (33,344,189)   $ (33,529,179)

     Amalgamation (d)                                           615,970          615,970

     Exploration expenditures (b)                              (538,897)               -

     Depreciation of assets held for resale (a)                 223,234          223,234
                                                         -------------------------------
     U.S. basis                                          $  (33,043,882)   $ (32,689,975)
                                                         ===============================

         Consolidated Statements of Earnings

                                                                 2002            2001            2000
                                                             ---------------------------------------------
Net income (loss) under Canadian GAAP                        $    184,990   $  (2,822,876)  $  (15,244,651)

Depreciation of assets held for resale (a)                              -               -          207,462

Exploration expenditures (b)                                     (538,897)              -         (332,063)

Write-off of Mongolia mineral properties (e)                            -               -       10,963,248

Capitalized depreciation (e)                                            -               -         (146,886)
                                                             ---------------------------------------------
Net loss under U.S. GAAP                                     $   (353,907)  $  (2,822,876)  $   (4,552,890)

                                                             =============================================

Basic/diluted net loss per share, U.S. GAAP                  $      (0.01)  $       (0.04)  $        (0.07)
                                                             =============================================

         Consolidated Statements of Cash Flows

Cash provided by (used in) operations under Canadian
GAAP                                                         $  2,423,830   $  (2,048,229)  $    5,502,754

Exploration expenditures (b)                                     (538,897)              -         (332,063)
                                                             ---------------------------------------------
Cash provided by (used in) operations under U.S. GAAP        $  1,884,933   $  (2,048,229)  $    5,170,691
                                                             =============================================

Cash provided by (used in) investing activities under
Canadian GAAP                                                $  6,071,102   $ (13,016,359)  $      523,743

Exploration expenditures (b)                                      538,897               -          332,063
                                                             ---------------------------------------------
Cash provided by (used in) investing activities under
U.S. GAAP                                                    $  6,609,999   $ (13,016,359)  $      855,806
                                                             =============================================

         a. Under Canadian GAAP, the Company's surplus assets were depreciated to net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

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

         c. SEC practices require that shareholder loans be classified as a deduction from shareholders' equity.

         d. Under Canadian GAAP, the amalgamation of the Company with Thornbury Capital Corporation in 1997 has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has subsequently been written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

         e. Under Canadian GAAP, the Company determined that the carrying amount of its Mongolian Uranium properties was not impaired at September 30, 1999, based on estimated mineral deposits of approximately 22.5 million pounds of uranium. U.S. GAAP and SEC rules require that the impairment analysis be based on proven or probable reserves, and therefore, the carrying amount of the Mongolian mineral properties was written off for U.S. GAAP purposes in 1999.

         f.       Under U.S. GAAP, comprehensive loss consists of net loss only.

         g. In 2002, the CICA issued Section 3063, "Impairment of long-lived assets". This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 is effective for years beginning on or after April 1, 2003. In 2002 the CICA issued
                  Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". This new Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. Section 3475 is effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", under this standard, asset retirement obligations are measured and recorded at fair value. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet finally determined the effect of the implementation of these standards on its consolidated financial position or results of operations. In 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

16.      SUBSEQUENT EVENT

         In November 2002, the Company entered into a joint venture agreement (the "Urizon Joint Venture") with Nuclear Fuel Services, Inc. ("NFS") to pursue the development of a new, long-term, alternate feed program for the Company's White Mesa Mill. Pursuant to its agreement with NFS, the Company is committed to contribute $1.5 million to the joint venture in the first quarter of fiscal 2003, which is to be used in connection with this project.

                                Index to Exhibits

Exhibit Number             Description
1.1                        Company's Corporate Structure Chart
99                         906 Certification