Form 20-F
period 2003-08-30
INTERNATIONAL URANIUM CORP
filed 2004-02-17
CIK 1063259

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

                  For the fiscal year ended September 30, 2003

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

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

                                                         ISSUED AND OUTSTANDING
       TITLE OF CLASS                                   AS OF SEPTEMBER 30, 2003
       --------------                                   ------------------------

Common Stock, Without Par Value                         68,970,066 common shares

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

YES [X]  NO [ ]

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17  [X]   ITEM 18 [ ]

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 4 - "Information on the Company," "Item 5 - "Operating and Financial Review and Prospects," "Item 11 - Quantitative and Qualitative Disclosure About Market Risk," and elsewhere in this Form 20-F constitutes forward looking statements ("Forward Looking Statements") within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, exploration risks, the ability of the Company to develop the alternate feed business, dependence on a limited number of customers, limited operating history, government regulation and policy risks, environmental risks, reclamation obligations, and the other factors set forth in the section entitled "Risk Factors".

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

BLM Means the United States Department of Interior Bureau of Land Management;

CCD CIRCUIT                The counter-current decantation circuit at the White
                           Mesa Mill, in which uranium-bearing solution is separated from waste solids;

CONVERSION                 A process whereby the purified uranium obtained in
                           the refining process is converted into forms suitable for making nuclear fuel (UO(2)) or for enrichment
                           (UF(6));

DOE                        United States Department of Energy;

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

EPA                        Means the United States Environmental Protection
                           Agency;

FEE LAND                   Means private land;

FUSRAP                     Formerly Utilized Sites Remedial Action Program;

HECTARE Measurement of an area of land equivalent to 10,000 square meters or 2.47 acres;

ISL OR IN SITU LEACH       In situ leach mining is solution mining that is
                           confined to mineralized horizons and does not involve excavation and removal of mineralized rock or subsequent processing of such rock through a mill to recover uranium. Rather, the mineralized material is mined by using groupings of wells completed in the mineralized horizons to inject leach solution, which is recovered in production wells. The leaching solution selectively dissolves uranium mineralization, and the solution is then processed to recover contained uranium.

MINERALIZATION             Means a natural aggregate of one or more metallic
                           minerals;

MINERAL DEPOSIT OR         Is a mineralized body which has been delineated by
MINERALIZED MATERIAL       appropriately spaced drilling and/or underground
                           sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility;

NRC                        The United States Nuclear Regulatory Commission;

NSR ROYALTY                An acronym for Net Smelter Returns Royalty, which
                           means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs;

PARTIALLY DEVELOPED        With respect to properties, means properties that
                           contain workings from previously operating mines that were shut down due to a lack of economic feasibility of the remaining mineralized material at the time the properties were shut down;

REFINING A process whereby yellowcake is chemically refined to separate the uranium from impurities to produce purified uranium;

RESERVE That part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

SAG MILL The semi-autogenous grinding mill at the White Mesa Mill in which the uranium ore is ground prior to the leaching process;

TAILINGS Waste material from a mineral processing mill after the metals and minerals of commercial value have been extracted;

TON                        A short ton (2,000 pounds);

TONNE                      A metric tonne (2,204.6 pounds);

UDEQ                       State of Utah Department of Environmental Quality;

URANIUM OR U               Means natural uranium; 1% U=1.18% U(3)O(8);

UF(6) Means natural uranium hexafluoride, produced by conversion from U(3)O(8) , which is not yet enriched or depleted;

U(3)O(8)                   Triuranium octoxide;

V(2)O(5)                   Vanadium pentoxide;

WHITE MESA MILL            Means the 2,000 ton per day uranium mill, with a
                           vanadium or other co-product recovery circuit, located near Blanding, Utah that is owned by the Company's subsidiary, IUC White Mesa, LLC. Also referred to as the "Mill;"

YELLOWCAKE                 Means the concentrate powder produced from uranium
                           milling, or from an in situ leach facility.
                           Yellowcake typically contains approximately 90%
                           U(3)O(8) from conventional mineralized material.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the periods ended September 30, 2003, 2002, 2001, 2000 and 1999, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:

                             SELECTED FINANCIAL DATA

                           FISCAL YEAR ENDED    FISCAL YEAR ENDED    FISCAL YEAR ENDED    FISCAL YEAR ENDED    FISCAL YEAR ENDED
                              SEPTEMBER 30         SEPTEMBER 30         SEPTEMBER 30         SEPTEMBER 30         SEPTEMBER 30
                                  2003                 2002                 2001                 2000                 1999
--------------------------------------------------------------------------------------------------------------------------------
Revenues                   $      12,550,018    $       6,830,137    $         809,763    $      16,060,172    $      14,046,832
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
--------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP          $       5,533,152    $         184,990    $      (2,822,876)   $     (15,244,651)   $     (17,097,677)
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP                $       4,295,067    $        (353,907)   $      (2,822,876)   $      (4,552,890)   $     (21,290,100)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Basic/diluted income
(loss) per equity share
--------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP          $            0.08    $               -    $           (0.04)   $           (0.23)   $           (0.26)
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP                $            0.06    $           (0.01)   $           (0.04)   $           (0.07)   $           (0.32)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Total assets
--------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP          $      25,616,252    $      32,379,270    $      36,017,455    $      33,152,084    $      45,891,809
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP                $      24,991,779    $      32,063,607    $      36,040,689    $      33,175,318    $      35,223,282
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Net Assets
--------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP          $      10,124,496    $       4,122,420    $       3,920,034    $       6,733,099    $      21,977,750
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP                $       8,570,748    $       3,806,757    $       3,943,268    $       6,756,333    $      11,309,223
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Capital stock
--------------------------------------------------------------------------------------------------------------------------------
    Canadian GAAP          $      37,935,533    $      37,466,609    $      37,449,213    $      37,439,402    $      37,439,402
--------------------------------------------------------------------------------------------------------------------------------
    US GAAP                $      37,319,563    $      36,850,639    $      36,633,243    $      36,623,432    $      36,623,432
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Number of shares                  68,970,066           65,735,066           65,600,066           65,525,066           65,525,066
outstanding
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Dividends declared         $               -    $               -    $               -    $               -    $               -
--------------------------------------------------------------------------------------------------------------------------------

     B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

     D. RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

NATURE OF MINERAL EXPLORATION AND MINING

During fiscal 2002 the Company initiated a precious and base metals exploration program in Mongolia, and in the first quarter of fiscal 2004 a uranium exploration program in Canada. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a precious, base metal or uranium deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of uranium, precious and base metals, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially its financial viability.

Whether a uranium, precious or base metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

ABILITY TO DEVELOP ALTERNATE FEED BUSINESS

A major focus of the Company is the continuing development of the alternate feed, uranium-bearing waste recycling business. The alternate feed business has helped to offset Mill and mine standby costs, but has not itself generated sufficient revenues to result in sustained profitability for the Company. In order for the Company to become profitable solely from this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company. Developing this backlog will be a prerequisite if the Company is to be profitable in the future solely from this business. There can be no guarantee or assurance that the Company will be successful in developing the necessary backlog, or that the Urizon joint venture will be successful (see "Urizon Joint Venture"), or that the Company will otherwise be successful at this business initiative.

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

The Company has detected some chloroform contamination in the perched groundwater zone at the Mill site. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility, and septic drainfields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. See "Item 8. Financial Information - Legal Proceedings." The source and extent of this contamination are currently under investigation, and interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. A final corrective action plan, if necessary, has not yet been developed. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, and for so long as the Company remains owner thereof, the Company is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion of this bonded amount. Although the Company's financial statements contain, as a liability, the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements. In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the company may need to be increased. See "Item 4. Information on the Company - Reclamation."

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

The Company's main alternate feed contracts to date have come from, and future contracts are expected to come from, a limited number of government and private sources. The loss of any of the Company's customers could have a material adverse effect on the Company's financial performance. Factors which may affect the Company's clients include change in government policies and the availability of government funding, and variations in environmental regulations and competition from direct disposal and other competitors. The loss of any of the Company's largest customers or curtailment of purchases of recycling services by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Company's financial condition and results from operations.

RELIANCE ON ALTERNATE FEED INCOME; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Company's expected revenues and income over the next several years is expected to result from the processing of alternate feed materials through the White Mesa Mill. The Company's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license. There can be no assurance that such license amendments will be issued by applicable regulatory authorities. See "Item 4. Information on the Company - Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings."

Although the Company believes that alternate feed sources will continue to generate income for the Company in the foreseeable future, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Company's success will largely rely on the efforts and abilities of certain key employees. Certain of these individuals have significant experience in the uranium and radioactive waste recycle/disposal industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

LIMITED OPERATING HISTORY

The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies (See "Item 4: Information on the Company - History and Development of the Company"). As a result, the Company has had a limited history of operations. There can be no assurance that the Company's operations will continue to be profitable.

LIQUIDITY OF TRADING MARKET FOR THE COMPANY'S SHARES

Although the Company's shares are listed on The Toronto Stock Exchange, the volume of shares traded at any one time can be limited, and, as a result, at any point in time there may not be a liquid trading market for the shares.

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Company's revenues have been derived from the sale of uranium and vanadium in the past, the Company's net earnings can be affected by the long- and short-term market price of U(3)O(8) and V(2)O(5). Uranium and vanadium prices are subject to fluctuation. The prices of uranium and vanadium have been and will continue to be affected by numerous factors beyond the Company's control. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, and uranium production levels and costs of production.

During fiscal 2003, U(3)O(8) prices started at $9.75 per pound U(3)O(8) in September 2002, and then increased to $12.20 per pound in September 2003, and to $15.50 to $15.60 per pound in February 2004. Throughout most of the fiscal year, vanadium prices continued to be in the lower range of their historical values, trading from $1.25 to $1.90 per pound V(2)O(5); however, in the past six months vanadium prices have increased to the $3.00 to $3.75 per pound V(2)O(5) range as of February 2004.

MONGOLIAN PROPERTIES

The Company owns an interest in a Mongolian uranium joint venture, which owns uranium properties in Mongolia, and the Company has also initiated a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company's interest in these Mongolian assets.

GOVERNMENTAL REGULATION AND POLICY RISKS

Mining and milling operations and exploration activities, particularly uranium mining and milling in the United States and alternate feed processing activities, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and eventual closure of the Company's Mill, mines and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may have an impact on the Company's decisions as to whether to operate the Mill, existing mines and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Company's results of operations in a particular period or its long-term business prospects.

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

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the former CIS and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent, the effects of the supply of uranium from the former CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the former CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to an enrichment level suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the former CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit figures included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, based on current commodity prices, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

MINING AND MILLING RISKS AND INSURANCE

The mining and milling of uranium and uranium-bearing materials is a capital intensive commodity business and is subject to a number of risks and hazards. These risks are environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Company's Mill, mines or in its exploration or development activities, monetary losses, cost increases which could make the Company uncompetitive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, applicable regulatory requirements result in additional costs that must be incurred by the Company on a regular and ongoing basis.

The Company maintains insurance against certain risks that are typical in the uranium industry. As of February 17, 2004, this includes approximately $49,300,000 of real and personal property insurance coverage for the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $11,000,000 of general liability insurance per occurrence. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

                             DESCRIPTION OF BUSINESS

The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste products at its White Mesa uranium Mill as an alternative to the direct disposal of these waste products. In addition, the Company sells uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines that have been shut down pending further improvements in commodity prices. See "Current Operations". In addition, the Company is engaged in precious and base metal exploration in Mongolia. See "Mongolian Precious and Base Metals Properties."

The Company is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation." The Company operates under the Act.

The head office of the Company is located at Suite 950, 1050 Seventeenth Street, Denver, CO 80265, telephone number 303-628-7798. The registered office of the Company is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, telephone number 416-869-5300.

The Company entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). The Company raised Cdn $47.25 million through a special warrant private placement and used cash of approximately Cdn $29.3 million ($20.5 million) to purchase the Energy Fuels' assets. Energy Fuels was a uranium producer with properties in the United States and Mongolia.

The Energy Fuels' assets acquired included several developed mines that were shut down, several partially developed properties and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill. In addition to the U.S. properties, the Company also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to explore for uranium mineralization in Mongolia.

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999, and shut down all of its mines and its Mongolian uranium joint venture. However, as a result of recent increases in uranium prices, the Company has acquired uranium exploration properties in Canada and commenced an exploration program on certain of those properties in early fiscal 2004. While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities, which have a higher cost of production.

The Company has initiated a precious and base metals exploration program in Mongolia. The Company currently intends to maintain this program through fiscal 2004, but is also evaluating opportunities to possibly sell or joint venture all or a portion of its base and precious metals properties to one or more other parties. See "Exploration for Precious and Base Metals in Mongolia."

In addition to its uranium and base and precious metals exploration programs, the Company continues to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company. See "Alternate Feed Processing."

                   SUMMARY OF PRINCIPAL ASSETS OF THE COMPANY

UNITED STATES ASSETS

The Company's principal assets in the United States are the following:

          - the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant near Blanding, Utah. See "White Mesa Mill."

          - the Arizona Strip uranium properties, in north central Arizona. See "Arizona Strip."

          - the Colorado Plateau uranium properties, straddling the southwestern Colorado and Utah border. See "Colorado Plateau District."

          - the Bullfrog project, a uranium deposit in south central Utah. See "Other U.S. Mineral Properties."

          - various uranium waste processing contracts and joint venture contracts. See "Alternate Feed Processing" and "Urizon Joint Venture."

CANADIAN ASSETS

In Canada, the Company has the following assets:

          -    the Moore Lake uranium exploration property.

          -    the Lazy Edward Bay uranium exploration property.

In addition, the Company has signed a letter of intent to earn an interest in the Crawford Lake uranium project, which is subject to signing of formal agreements and regulatory approval. See "Canadian Uranium Exploration Properties."

MONGOLIAN PROPERTIES

The Company has the following assets in Mongolia:

          - a 70% interest in the Gurvan-Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of February 17, 2004, the Gurvan-Saihan Joint Venture holds 1.04 million hectares of uranium exploration properties in Mongolia. See "Mongolian Uranium Property."

          - Gold and base metals exploration properties, totaling 1.62 million hectares, as of February 17, 2004. See "Mongolian Precious and Base Metals Properties."

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years have been $1,895,062 for its Mongolian mineral properties (all of which was expended on the Company's precious and base metals exploration program in Mongolia) and $368,321 for its U.S. operations. In addition, the Company contributed $1,500,000 in cash together with its technology license to the Urizon Joint Venture. During this same time period the Company raised proceeds of approximately $313,000 from the sale of surplus mining equipment, resulting in a total net gain of $71,260. In addition, due to a significant deterioration in the market price of uranium and vanadium during the period 1999-2002, the Company has written off its entire investment in its Mongolian uranium joint venture and its U.S. mining properties. The Company expects to finance the development of the alternate feed business, which continues to be a major focus of the Company in the United States, through internal sources, and its precious and base metals exploration program in Mongolia through internal sources or possibly sell or joint venture all or a portion of such properties to one or more other parties. The Company expects to finance its uranium exploration program in Canada and Mongolia through the issuance of equity by the Company. To this end, the Company raised gross proceeds of Cdn $12.25 million through the issuance of equity in the first quarter of fiscal 2004. See "Canadian Uranium Exploration Properties," "Mongolian Precious and Base Metals Properties" and "Financing Activities."

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

Due to deteriorating commodity prices at the time and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company has also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999. Uranium prices have since improved, and the Company has initiated a uranium exploration program in Canada (See "Canadian Uranium Exploration Properties"), and is evaluating the possibility of recommencing its Mongolian uranium exploration program. However, the Company currently intends to continue to maintain its U.S, uranium mining properties on shutdown status, since its U.S. mines have a higher cost of production, pending further improvements in commodity markets. The Company also closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000.

B. BUSINESS OVERVIEW

                               CURRENT OPERATIONS

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture indefinitely, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. See "Alternate Feed Processing" and "Mongolian Precious and Base Metals Properties." However, uranium prices have risen significantly in late fiscal 2003 and to date in fiscal 2004. As a result of these recent increases in uranium prices, the Company acquired uranium exploration properties in the Athabasca Region of Saskatchewan, Canada, which presently accounts for over one-third of the world's annual uranium production, and commenced an exploration program on certain of those properties in early fiscal 2004. See "Canadian Uranium Exploration Properties." While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities, which have a higher cost of production.

In addition to its uranium and base and precious metals exploration programs, the Company will continue to devote significant resources to the continuing development of the alternate feed, uranium-bearing waste recycling business. See "Alternate Feed Processing."

To reduce overhead and stand-by expenditures, the Company has reduced the White Mesa Mill staff from a typical stand-by crew of 20 to 25 personnel to 15 personnel. At its Denver office, the Company has reduced staffing and relocated some functions to the White Mesa Mill and to its office in Vancouver, B.C.

ALTERNATE FEED PROCESSING OVERVIEW

During fiscal 2003, the Company continued to receive uranium bearing monazite sands from Heritage Minerals, Inc. in New Jersey, and materials under its existing contract with Cameco Corporation, and under its existing Formerly Utilized Sites Remedial Action Program ("FUSRAP") contracts for the Ashland 1 and Linde sites, both near Buffalo, New York. During fiscal 2003 the Company received approximately 3,300 tons of material from the Ashland 1 site, which, together with amounts received in previous fiscal years, total approximately 172,800 tons received. This amount exceeds the original estimates for the Ashland 1 project of approximately 100,000 tons. During fiscal 2003 the Company also received approximately 36,100 tons of material from the Linde site, which together with material received from that site in previous fiscal years totals approximately 115,600 tons of material received from that site. The Company currently expects to receive an additional 45,000 tons of material from the Linde site. This total expected amount from the Linde project of approximately 160,000 tons exceeds the original estimate of 75,000 tons from that site. In addition, in fiscal 2003, the Company received approximately 11,500 tons of material from Molycorp Inc's Mountain Pass facility in California. All of the Ashland 1, Heritage and Molycorp materials, as well as all of the Linde materials that had been received by the Mill at the time were processed during the last Mill run, which commenced in June 2002 and ended in May, 2003. A total of 266,690 tons of materials were processed during that Mill run, of which 88,338 tons were processed in fiscal 2002 and 178,352 tons were processed in fiscal 2003. As of December 31, 2003, the Mill has approximately 39,000 tons of Linde alternate feed material that will be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as the uranium price, and the amount of materials that will have been received on site.

The Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company. See "Alternate Feed Processing."

Process milling of alternate feeds and related activities generated revenues of $12,415,001, which is close to 100% of the Company's fiscal 2003 revenues. The alternate feed processing activities in fiscal 2003 consisted primarily of the receipt, sampling and analysis and processing of Ashland 1, Linde, Heritage and Molycorp materials. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 2001, 2002 and 2003, process milling fees from alternate feed production and related activities combined with revenues derived from uranium produced from alternate feed materials were, $762,230, $6,830,137 and $12,415,001, respectively, representing, 94%, 100% and close to 100% of total revenues for those periods. The remaining revenues received during those periods were primarily derived from the sale of uranium under long term contracts, and from the sale of uranium and vanadium produced from ores mined from the Company's mines. There were no sales of uranium in fiscal 2003. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but $838,474 of its vanadium inventories. It is therefore expected that future operating revenues will be primarily from the Company's alternate feed business, or, if commodity prices improve enough to justify production from the Company's U.S. uranium properties, from future uranium production.

URANIUM EXPLORATION AND DEVELOPMENT

In the area of uranium exploration and uranium property development, the Company did not undertake any exploration activities in fiscal 2003. However, as a result of recent increases in uranium prices, the Company acquired interests in uranium exploration properties in Canada in early fiscal 2004, and commenced an exploration program on certain of those properties in fiscal 2004. See "Canadian Uranium Exploration Properties" and "The Uranium Industry."

Due to the depressed uranium market at the time and then current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture in fiscal 2000, which is the Company's uranium development and exploration program in Mongolia. Due to the depressed commodity price and the forecasted slow price recovery, the decision was made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan-Saihan Joint Venture by $10,963,248. See "Mongolian Uranium Property." The Company's office in Ulaanbaatar was downsized during fiscal 2000 but has been maintained, and is being utilized to support the Company's precious and base metals exploration program in Mongolia. See "Mongolian Precious and Base Metals Properties." With higher uranium prices, the Company is evaluating restarting its uranium exploration program activity on the Gurvan-Saihan Joint Venture.

In addition, due to the depressed uranium market at the time, the Company sold its Reno Creek property in fiscal 2001 to a third party in consideration of the assumption by the third party of all reclamation liabilities associated with the project.

MARKETING

Given the depressed uranium market at the time and then continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts in fiscal 2000. The Company did not produce or sell any uranium in fiscal 2002 or sell any uranium in fiscal 2003. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $3.00 to $3.75 per pound V(2)O(5). The Company is continuing to evaluate opportunities to sell its inventory.

MOAB TAILINGS PROJECT INITIATIVE

The Moab tailings pile contains an estimated 12 million tons of mill tailings, mill debris, contaminated soils, and cover material, located near Moab Utah, approximately 90 miles north of the White Mesa Mill. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater due to seepage of pollutants into the River, have lead DOE to investigate several alternatives for final remediation of the pile. In December 2002, the DOE announced the initiation of an Environmental Impact Statement ("EIS") for the remediation of the tailings pile, in which it will evaluate several alternatives, including the relocation of the Moab tailings pile to the White Mesa Mill by slurry pipeline. In May 2003, the Company presented the White Mesa option for inclusion in the DOE's EIS. The EIS is expected to be completed by the end of 2004, at which time a preferred option will be recommended by DOE. See "Moab Tailings Project."

PRECIOUS AND BASE METALS EXPLORATION PROGRAM

During fiscal 2002 the Company commenced an exploration program for precious and base metals in Mongolia. As of February 17, 2004, the Company's land holdings for the precious and base metals exploration program was consolidated to a total of 1.62 million hectares, including 45,000 hectares held under a purchase option from a third party. The Company conducted field campaigns of geologic mapping, geophysical surveys, sampling and data analysis, and drilling on certain of the properties, during the summer 2003 field season. See "Mongolian Precious and Base Metals Properties."

FINANCING ACTIVITIES

In order to fund exploration work on the Company's Canadian uranium properties (see "Canadian Uranium Exploration Properties") the Company completed a private placement of 2.0 million common shares at a price of Cdn $1.10 per share, on November 12, 2003, and realized gross proceeds of Cdn $2,200,000. Because the proceeds from the issuance of these shares will be used solely for exploration on eligible Canadian mineral properties, these shares, which are regular common shares, are considered "flow-through" shares for Canadian income tax purposes. Under Canadian income tax rules, a flow-through share is a mechanism whereby the flow-through share investor is entitled to deduct certain Canadian exploration and development expenditures incurred by the Company, and the Company renounces its ability to deduct such expenditures.

On December 16, 2003, the Company completed a private placement offering for a total of 6,700,000 common shares at a price of Cdn $1.50 per share, and realized gross proceeds of Cdn $10,050,000. Net proceeds of the offering will be used towards uranium exploration as well as for general working capital purposes.

                            ALTERNATE FEED PROCESSING

Commissioned in 1980, the White Mesa Mill has processed conventionally mined mineralized material for the recovery of uranium and vanadium for many years. In addition, the Company's NRC license gives the Company the right to process other uranium-bearing materials known as "alternate feeds," pursuant to an Alternate Feed Guidance adopted by the NRC in 1995. Alternate feeds are uranium-bearing materials, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining byproduct in the Mill's licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Company the ability to process certain alternate feeds and generate earnings that are largely independent of uranium market prices.

By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

As of February 17, 2004, the Mill has received fourteen license amendments, authorizing the Mill to process seventeen different alternate feed materials. As of February 17, 2004, the Mill has recovered approximately 1,125,000 pounds of U(3)O(8) from processing alternate feed materials. Of these amendments, eight involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These nine feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 52,000 tons of FUSRAP material from the Ashland 2 site, approximately 172,830 tons of FUSRAP material from the Ashland 1 site and approximately 78,390 tons of FUSRAP material from the Linde site, all near Buffalo, New York, and, as of February 17, 2004, continues to receive such material from the Linde site. The Linde site is estimated to ship approximately 160,000 tons, of which 117,400 had been received at the Mill as of February 17, 2004. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded these contracts to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up these sites at less cost than would have been incurred had the disposal-only option been used.

As of February 17, 2004 the Company estimates that there are potentially several hundred thousand tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated over the next several years and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

Even though there are significant volumes of materials estimated under the government programs, nuclear fuel cycle facilities and private industry will remain an important part of the Company's alternate feed program over the foreseeable future. For example, the second alternate feed campaign completed in fiscal 1999 involved an alternate feed material that the Company acquired under a contract with a nuclear fuel cycle facility. The high-grade uranium content of this material resulted in the production of 160,000 pounds of uranium. The Company continues to receive alternate feeds under this contract. As well, the Company will continue to be an outlet for smaller private companies seeking recycling as an alternative to direct disposal.

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically three to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Company to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and need not be remediated within any set time period. It is incumbent upon the Company to identify these types of contracts. Most of these types of contracts are sole-source. As of February 17, 2004, the Company has been successful in obtaining approximately 33% of the contracts that were issued under competitive bids and approximately 65% of all contracts the Company sought.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the NRC.

Some of the Company's alternate feed projects have been challenged by the State of Utah, which has believed that the State of Utah should have regulatory authority over these projects instead of the NRC. Activities have also been challenged by a commercial disposal company and other parties. As of February 17, 2004, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding an amendment to the Company's NRC license that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners reaffirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the dispute at that time with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. See "Item 8. Financial Information - Legal Proceedings."

The legal dispute between the Company and the State of Utah has been resolved, and the Company now works closely and in cooperation with the Utah Department of Environmental Quality ("UDEQ") in tandem with the NRC on all Mill regulatory matters. The State of Utah has applied to the NRC to become an Agreement State for the regulation of uranium mills in Utah. Upon the State of Utah becoming an Agreement State for uranium mills, the NRC's regulatory authority over the Mill will be assumed by the State of Utah. This transition of regulatory authority from the NRC to the State is expected to occur in 2004.

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

The Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. As noted above, there are potentially several hundred thousand tons of this type of material in the U.S. However, in order for the Company to become profitable solely as a result of this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve.

                              URIZON JOINT VENTURE

In November, 2002 the Company formed a 50/50 joint venture company, "Urizon Recovery Systems, LLC", with Nuclear Fuel Services, Inc. ("NFS") to pursue the development of a new, alternate feed program (the "USM Ore Program") for the Company's White Mesa Mill that, if successful, could result in the Mill producing two to three million pounds of yellowcake per year over at least a three-year period.

NFS is a privately owned corporation with operations based in Erwin, Tennessee. Since 1957, NFS has been a leader in the process development and production of specialty nuclear fuels for commercial power, research reactors and naval reactors. NFS is the supplier of highly enriched uranium fuel materials for the U.S. Government. NFS has also developed and implemented the process for recycling highly enriched uranium material into lower commercial enrichments. This process supports the U.S government's program for downblending surplus material from the weapons program into fuel for nuclear power reactors. In addition, NFS is involved as a contractor at DOE facilities.

The USM Ore Program that Urizon is pursuing involves the development of a process and construction of a plant at NFS' facility in Erwin, Tennessee, for the blending of contaminated low enriched uranium with depleted uranium to produce a natural uranium ore ("USM Ore"). The USM Ore will then be further processed at the Mill to produce conventional yellowcake.

The primary source of feed for Urizon will be the significant quantities of contaminated materials within the DOE complex. Throughout the DOE complex, there are a number of streams of low enriched uranium that contain various contaminants. These surplus nuclear materials often require additional processing in order to meet commercial fuel cycle specifications. Urizon's USM Ore Program will provide a solution to DOE that will enable DOE to deal with the material, while at the same time recycling the material as a valuable energy resource for reintroduction into the nuclear fuel cycle.

Blending low enriched uranium with depleted uranium to make a reconstituted natural uranium ore that can be returned to the nuclear fuel cycle as yellowcake has never been accomplished before. This program will allow DOE to deal with its surplus low enriched uranium and depleted uranium in a cost effective manner, while providing for the recovery of valuable energy resources that would otherwise be lost through direct disposal of the materials, and, at the same time providing a source of alternate feed materials for the Company's White Mesa Mill.

The process is capable of recycling thousands of metric tons of surplus materials within the DOE Complex. A preliminary report by the DOE in 2000 stated there were 4,700 metric tons of contained surplus low enriched uranium at 28 sites across the DOE Complex, which would yield approximately 6 million pounds of yellowcake, as well as other sources of materials suitable for the program.

The first phase of the project is the preparation and submittal of a request for an amendment to the Mill's license. Assuming receipt of regulatory approvals, construction of a the blending facility at NFS' site in Erwin, Tennessee could be completed by 2005. Commercial production would be expected to last three to six years or longer depending on the amount of DOE materials that are available.

Application testing has been ongoing for the past two years. Pursuant to its agreement with NFS, the Company contributed $1.5 million to the joint venture in December 2002 to be used in connection with this project. The success of the program will depend on securing funding and DOE's support of the program as a means to disposition these surplus nuclear materials within the DOE complex. An unsolicited proposal was submitted by NFS to DOE in April 2003 for funding of this program. The DOE informed Urizon in early 2004 that it was not prepared to accept the proposal at this time due to funding considerations and other DOE priorities. NFS and the Company are currently evaluating the feasibility of the Urizon program and investigating the potential for alternative commercial opportunities to move the program forward without government funding. In the interim, the Company will not be submitting its license amendment application until the path forward is further defined.

                              MOAB TAILINGS PROJECT

The Company has submitted a technical and financial proposal to the DOE to relocate the Moab uranium mill tailings to the White Mesa Mill.

The Moab Uranium mill tailings pile, which is now under the control of the DOE, is located at the former Atlas Minerals Corporation site, approximately three miles north of Moab, Utah, which is approximately 90 miles north of the White Mesa Mill. The Moab tailings pile contains an estimated 12 million tons of mill tailings, mill debris, contaminated soils and cover material. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater and seepage of pollutants into the river, has lead DOE to investigate several alternatives for final remediation of the pile.

One alternative is to remediate the tailings on-site through the use of an engineered rock armor cover. Although this appears to be initially less costly, a number of federal and state agencies, local business interests, downstream water users, and environmental groups are objecting to this final closure alternative. Concerns raised by some of the more than 30 million downstream users of the Colorado River focus on the risk of continued long-term contamination of site groundwater and the Colorado River, as well as actual long-term costs for monitoring and maintenance. In addition to the remediation in-place alternative, DOE is currently evaluating alternatives for relocating the pile to the Mill using a slurry pipeline or to other potential relocation sites using alternative transportation methods.

The Company believes that relocation of the Moab tailings to the White Mesa Mill has many economic, technical, and environmental advantages over in-place final closure or relocation to a new, unproven disposal site. The Company believes that relocating the tailings via slurry pipeline to the White Mesa Mill will enhance long-term environmental, social, and aesthetic values as well as public health and safety. Engineering on the project to date by the Company and Pipeline Systems Inc. indicates that utilization of proven pipeline technology, which has a long history of safe operations, will be the least disruptive to the local communities and will enable the relocation to be completed faster. Although the White Mesa option is currently estimated by DOE to be the highest cost option, there are a number of factors that still need to be considered by the DOE, including the long term use of the pipeline, which the Company believes will make the White Mesa option competitive with the other options being considered by DOE.

In December 2002, DOE initiated the process to complete an environmental impact statement aimed at evaluating several alternatives for remediation of the site, including the White Mesa Mill option. DOE expects that this process will be completed by the end of 2004, at which time a remediation option will be chosen by DOE. Implementation of any alternative chosen by DOE will be subject to receipt of funding from the U.S. Congress. Once DOE determines the preferred alternative and permitting and funding have been obtained, relocation of the pile will take several years to complete.

                              THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby and has sold all of its uranium inventories and supply contracts, it has begun a significant uranium exploration program in Canada and produces some uranium from the processing of alternate feed materials. With the current higher uranium prices and the improvement in long term uranium market fundamentals, the Company is evaluating the feasibility of recommencing its Mongolian uranium exploration program, and, with further increases in both uranium and vanadium prices, would consider re-activating certain of its U.S. uranium mines. While the processing of alternate feed materials is often associated with a processing fee payable to the Company, and hence the revenues derived from alternate feed processing are typically sheltered from the full effects of changes in the price of uranium, the value of the uranium produced is still dependent upon uranium prices. Also, the value of the Company's uranium properties can be dependent upon changes in uranium prices. For these reasons, the Company has included a brief description of the uranium industry, as of February 17, 2004.

OVERVIEW

Nuclear power began just over forty years ago and now generates as much global electricity as was produced forty years ago by all sources. The low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.

According to the International Atomic Energy Agency ("IAEA") and the World Nuclear Association ("WNA"), there are 104 nuclear reactors in the United States and a total of 438 worldwide, representing a total world nuclear capacity of
360.1 GWe. In 2002, four new nuclear power plants started operation, while construction of seven new plants began, bringing the total number of plants under construction to 30. Construction is well advanced on many of them, and 10, with a total net capacity of over 10.4 GWe, are expected to be in operation before the end of 2005. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be a key indicator in the nuclear fuel market.

URANIUM SUPPLY AND DEMAND

According to the WNA, the world's nuclear power reactors require about 171 million pounds of uranium per year. While nuclear power capacity increases, with higher capacity factors, the uranium fuel requirement is increasing, but not at the same rate. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Inventories are of particular importance to the uranium industry when compared to other commodity markets.

According to the WNA, primary uranium production for the three year period, 1999-2001, has increased from 80.8 to nearly 95 million pounds of uranium, but, during 2002, declined slightly to just under 94 million pounds of uranium. Of this, Canada and Australia accounted for over half the world's production. The United States production only represented about 3% or 2.4 million pounds uranium. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2002, eight companies accounted for almost 80% of primary production.

Primary production presently supplies only 55% of the requirements of power utilities. The remaining supply is secondary sources, which include inventories, and uranium recycled from government stockpiles. Inventories represent the largest portion of secondary sources of supply and can be quite difficult to quantify. Inventories include production inventories held by producers and utilities, and government and military stockpiles. Inventories are held for a variety of reasons, such as: government policy, avoiding supply disruptions and taking advantage of favorable market prices.

The recycling of Highly Enriched Uranium ("HEU") from Russia is a unique subset of secondary sources of supply and is accounted for separately from inventories. Surplus fissile military materials are converted from HEU into low enriched uranium ("LEU") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the "Russian HEU Agreement") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (referred to as the "HEU Feed") in the United States over the 20-year period under certain defined quotas.

The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long term supply agreements with various producers and other companies involved in the nuclear fuel cycle.

URANIUM PRICES

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer's or supplier's uranium reserves, record of performance and cost competitiveness, all of which are important to the producer's or supplier's ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.

Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers. These other suppliers typically source their uranium from organizations holding excess inventory, including utilities, producers and governments.

The spot market is the market for uranium that may be purchased for delivery within one year. Over the last five years, annual spot market demand averaged roughly 19 million pounds U(3)O(8). In 2003, the total volume was 20.7 million pounds U(3)O(8), which was up from the 2002 level of 18.2 million pounds. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. From this low in 1991, the spot price increased to $16.50 in June 1996. The primary reasons for this increase were trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries, and the reluctance of uranium producers and inventory holders to sell at low spot price levels. The drop in spot demand in the following four years along with Russian HEU Feed sold under the USEC Privatization Act largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand, prices rose to $12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia attempting to terminate a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited ("GNSS"). Because GNSS was the largest seller of this HEU Feed to U.S. utilities, spot market prices have escalated steadily from early November 2003 to the present, with prices as of February 12, 2004 at $ 15.50 to
15.60 per pound U(3)O(8). Various litigation is on-going between GNSS and the Russians over this termination and it is not possible to predict the outcome of such litigation or the long term effect of this development on the market.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, HEU Feed supplies, including the final resolution of the dispute between GNSS and Russia, other stockpiles and increased production from unutilized capacity of other uranium producers. Some analysts believe that prices will continue to increase, but the increase will be gradual and over an extended time period.

COMPETITION

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2002, four (4) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), WMC Limited and Energy Resources of Australia Ltd. ("ERA"), produced 55% of total world output. Most of Western World production was from Canada and Australia. In 2002, Kazakhstan, Russia and Uzbekistan also supplied significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing 32% of the world supply.

                               THE VANADIUM MARKET

The following is a brief summary of the vanadium market as of February 17, 2004.

The Company produces and sells vanadium as a co-product of the production of uranium from the Colorado Plateau District ores. As of February 17, 2004, the Company holds an inventory of approximately 424,000 pounds V(2)O(5) blackflake and approximately 144,000 pounds V(2)O(5) as vanadium pregnant liquor.

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

The market for vanadium has fluctuated greatly over the last 20 years. Over capacity in the mid-1970s was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00-$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to

$2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices have fallen dramatically due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. Through most of the fiscal year, vanadium prices continued to be in the lower range of their historical values trading from $1.25 to $1.90 per pound V(2)O(5); however, in the past six months vanadium prices have increased to the $3.00 to $3.75 per pound V(2)O(5) range as of February 2004.

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

The Company's 70% interest in the Gurvan-Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company. The Company's precious and base metals exploration properties are held through Mongol Resources XXK and Shiveengol XXK, both Mongolian entities, which are wholly owned by International Uranium Company (Mongolia) Ltd. and International Uranium (Bermuda II) Ltd, respectively. International Uranium (Bermuda II) Ltd. is a Bermuda company that is wholly owned by International Uranium (Bermuda I) Ltd.

The Company's 50% interest in Urizon Recovery Systems, LLC is held through IUC Recovery LLC, which is owned as to 1% by IUH and as to 99% by IUH's wholly owned subsidiary, International Uranium Recovery Corporation.

The Company's Canadian uranium exploration properties are held through International Uranium (Sask.) Corporation, an Ontario corporation that is wholly owned by the Company.

D. PROPERTY, PLANT AND EQUIPMENT

The following is an overview of the properties held by the Company as of February 17, 2004:

                     CANADIAN URANIUM EXPLORATION PROPERTIES

The Company acquired interests in two uranium exploration properties in the southeastern sector of the Athabasca Basin region of northern Saskatchewan, Canada in early fiscal 2004, and commenced an exploration program on certain of those properties in fiscal 2004, as described below. In addition, the Company has signed a letter of intent to earn an interest in a third uranium project, which is subject to signing of formal agreements and regulatory approval.

The Athabasca Basin region hosts the world's richest uranium reserves. The Company's exploration properties are located near to Cameco Corporation's McArthur river uranium mine, the world's largest uranium mine with annual capacity of 18 million pounds U(3)O(8). This region fuels well over 10% of the United States' electrical power needs and accounts for approximately one-third of the world's uranium production. The locations of the Company's properties relative to these mines are illustrated on the following figure.

However, there can be no assurance that the Company will develop any minable deposits from its exploration properties, or that any minable deposits developed by the Company from these properties would have uranium grades comparable to the existing mines in the area.

MOORE LAKE PROJECT

On December 15, 2003, the Company entered into an option agreement with JNR Resources Inc. ("JNR") under which the Company acquired the option to earn up to a 51% interest in the Moore Lake project by making aggregate investments and expenditures of Cdn $2.2 million over two years, of which Cdn $2,000,000 represent exploration expenditures and $200,000 represent subscriptions for equity in JNR. The Company may earn an additional 24% interest in the project by making further aggregate exploration expenditures of Cdn $2.0 million and subscriptions for equity in JNR of $200,000 within a four year time period. The project is subject to a 2.5% NSR royalty in favor of Kennecott Canada Exploration Inc. ("Kennecott"), which can be bought down to a 1.25% NSR royalty for an expenditure of Cdn $1 million.

Property Description and Location

The Moore Lake property comprises 8 contiguous claims totaling 21,093 hectares. The property is located in the La Ronge Mining District of Saskatchewan. The project lands are located in the southeastern portion of the Athabasca basin. The location of the Moore Lake project is indicated on the following figure.

          [INTERNATIONAL URANIUM CORP. ATHABASCA BASIN PROPERTIES MAP]

Ownership and Status

JNR currently owns a 50% interest in the property and will own 100% of the property upon meeting certain contractual obligations pursuant to an amended joint venture agreement with Kennecott . Under this agreement, JNR may earn Kennecott's 50% interest in the property by making expenditures of Cdn $2 million over the next four years. The expenditures to be made by the Company under its option agreement with JNR would satisfy these expenditure requirements, with the result that the expenditures made by the Company in earning its interest in the project will also cause JNR to earn Kennecott's 50% interest in the property.

Physiography and Accessibility

The claims are accessible by float/ski equipped aircraft or by winter road originating at km 38 of the McArthur River Road, approximately 20 km west of the property. The property may be worked year round.

Geological Setting

Regional Geology The Athabasca Basin is an extensive sedimentary basin of Middle Proterozoic age located primarily in northeast Saskatchewan, extending into Alberta and occupying over 100,000 square kilometers. The basin is comprised primarily of flat lying unmetamorphosed sandstones of the Athabasca Group, with a maximum thickness of over 1,500 meters in its central portion.

The Rae (western portion) and eastern Hearne (eastern portion) provinces of the Churchill Structural province underlie the Athabasca, separated by a major structural suture, the Snowbird Line. The Rae and Hearne provinces are highly deformed and metamorphosed and are comprised of Archean gneisses containing infolded keels of Proterozoic metasedimentary and plutonic rocks. The Hearne province in turn, is subdivided into the western Mudjatic and eastern Wollaston domains based upon their tectonic settings, with the Mudjatic exhibiting a sinuous arcuate character and the Wollaston comprising broad linear metasedimentary belts wrapped around granitic Archean domes.

Property Geology The property is underlain by 200 meters to 350 meters of Proterozoic Athabasca Group sandstone and conglomerates of the Manitou Falls A, B and C formation. These units unconformably overlie Aphebian rocks of the Wollaston Lithostructural Domain and Archean granites.

The Moore Lake property is cut by numerous east-west and northeast striking fault systems, either in conjunction with, or independent of, graphitic conductors on the property. In addition to these, a notable feature on the property is the existence of an Archean granite dome in the southwestern portion of the claims. This dome is mantled on its margins by graphitic metapelites and is proximal to several significant fault systems. This setting is highly analogous to that encountered at Key Lake and at several other unconformity type uranium deposits in the Athabasca basin. A large diabase sill complex, the Moore Lake Complex, exists along the northeast portion of the property.

Deposit Types

The main deposit type being explored for is an unconformity type uranium deposit for which the Athabasca Basin is noted. These deposits occur at the unconformity between the Athabasca formation and basement rocks, primarily in the Wollaston and Mudjatic Domains but also in other lithostructural domains underlying the Athabasca basin. The mineralization is spatially associated with graphitic metasedimentary units in the basement and is typically located along major structural zones that act as hydrothermal conduits for mineralizing fluids. The deposits are commonly enriched in copper, nickel, lead, cobalt and boron. Although the deposits are very large with respect to grade and contained uranium, the footprint of the deposits is small in relation to most other economic ore bodies. They are therefore difficult to identify and require relatively closely spaced drilling in order to evaluate their potential.

Exploration for these deposits typically involves the identification of graphitic conductors and structure using electromagnetics, magnetics and gravity surveys, followed up by diamond drilling.

Exploration History

Uranium exploration in the Moore Lakes area has been carried out periodically throughout the past 30 years. In 1986 and subsequent years airborne geophysics surveys over the property were followed up by ground geophysics, magnetometer and lake sediment surveys. These surveys identified several basement conductors on the property, several of which were drill tested with 13 holes (3,703 meters).

In the spring of 2000, a joint venture consisting of JNR and Kennecott carried out a geophysics program on the property. An initial diamond drilling program of five holes (1,682 meters) identified significant uranium mineralization (0.442 e% U(3)O(8) / 9.20 meters) at the Maverick Zone. Follow up drilling (9 holes, 2,958 meters) was carried out in the summer of 2000. This drilling confirmed the presence of a significant structural zone and an intense hydrothermal system associated with the Maverick Zone, along with highly enriched trace element geochemistry, most notably boron, nickel and uranium.

In 2001, Kennecott became operator of the Moore Lake project. An extensive airborne and ground geophysical program took place during the winter of 2000-2001. Three new areas of interest were identified by this work; Raratonga, Venice and Puka Puka.

The exploration program carried out on the Moore Lake property in 2002 consisted primarily of diamond drilling accompanied by additional geophysics on the Maverick Zone. A total of 2,257 meters in seven holes were completed on the property, five on the Maverick Zone with one follow up hole drilled on the Puka Puka prospect. In October 2002, Kennecott decided to discontinue exploration on the property and granted JNR the option to earn a 100% interest in the property. See "Ownership and Status."

Mineralization

The most significant uranium mineralization identified on the property to date has been found at the Maverick Zone. This mineralization is found along a northeast trending, southerly dipping conductor-fault system that wraps around a core of Archean granite and continues along an east-west trend. This system has been found to be highly deformed and has been affected by a large, intense hydrothermal system. This system is accompanied by clay replacement and secondary hematite in the basement rocks, as well as clay alteration and bleaching of the overlying Athabasca sandstone.

The mineralization identified to date has been located primarily within the altered basement rocks of the Maverick Zone, although the mineralization identified in the discovery hole (0.442 % U(3)O(8) / 9.20 meters, calculated from downhole radiometrics) was identified in both the sandstone and basement rocks, near the unconformity. The results are illustrated in the following Table.

                      MAVERICK ZONE - SIGNIFICANT RESULTS*

--------------------------------------------------------
  HOLE           FROM         TO           GRADE (%U3O8)
--------------------------------------------------------
ML-03           262.15      271.35            0.422 e%
INCL            266.95      268.95            1.162 e%
-----------------------------------------------------
ML-11           267.15      269.25             0.66 e%
-----------------------------------------------------
ML-08           319.35      324.95            0.067 e%
-----------------------------------------------------
02ML-23          300.4       301.7              0.032%
                 315.5       317.4              0.400%
INCL             315.9       316.2                2.2%
-----------------------------------------------------
02ML-24          289.3       290.0            0.062 e%
                 295.4       297.7             0.11 e%
-----------------------------------------------------
02ML-25          278.8       287.9               0.62%
INCL             282.8       287.6               1.16%
INCL             286.6         287              11.91%
-----------------------------------------------------
02ML-26           62.5        63.3               0.12%
-----------------------------------------------------

* All holes are vertical, e% denotes calculated grades from radiometrics, and other grades are from chemical results.

The Raratonga, Venice and Puka Puka prospects have yet to be fully explored at this time and are still high priority exploration targets. Prospective electromagnetic conductors, gravity and magnetic features as well as encouraging geochemistry and geological features from drilling were identified in all of these areas.

Proposed Exploration Program

The 2003/2004 winter exploration program is underway, which will include a minimum of 5,000 meters (15 holes) and will initially focus on following up the high grade uranium mineralization intersected on the Maverick Zone. The program will also include thirty kilometers of linecutting and geophysical surveys. This work will be carried out northeast and west of the Maverick Zone proper, along the same structural/conductive corridor that hosts the known mineralization. The ground work is currently underway, should be completed in February and is expected to identify additional targets for drill testing.

LAZY EDWARD BAY PROJECT

On December 15, 2003, the Company entered into a Mining Option Agreement with JNR under which the Company was granted the option for a period of two years to acquire a 75% interest in the Lazy Edward Bay Project, in consideration for which the Company would expend Cdn $500,000 to carry out two winter exploration programs.

The Lazy Edward Bay project is comprised of three mineral claims in the Cree Lake area of the Northern Mining District, Saskatchewan, which were acquired by staking in December 1999 as part of a joint venture with Kennecott. The location of the property is indicated on the foregoing figure.

The Lazy Edward Bay project area has been explored since 1969, with the bulk of the work performed between 1977 and 1989 by a joint venture consisting of Uranerz Exploration and Mining and SMDC (later to be Cameco). These exploration programs included an extensive range of geophysical, geochemical and geological techniques. Seventy three diamond-drill holes totaling 12,916 meters were drilled in the project area during this period, mainly to test several conductors at depth. Although several of these holes intersected notable structure, alteration and geochemistry along extensive conductive systems, the best uranium value obtained was 0.077%.

In the winter of 2000-2001, the JNR-Kennecott joint venture completed geophysical programs that outlined several targets of note on the property. Of the three targets drilled on the property, the best results were obtained along the Horse Conductor, where significant faulting and desilicification occurs over a minimum of 2 km of strike length. Enrichment of uranium pathfinder elements such as copper, nickel, cobalt, vanadium and boron, as well as uranium (0.01%), occur in the basement rocks along the entire Horse Conductor.

In March of 2002, the JNR-Kennecott joint venture carried out a two hole 172 meter diamond drilling program on the Lazy Edward Bay project. The drilling was focused on the Blanchard Bay and Tommy Davis Bay areas in the eastern portions of the property. Both holes intersected anomalous nickel, boron and uranium in the sandstone column, with anomalous nickel and vanadium values in the basement rocks peripheral to conductive systems.

The Company has initiated a review of all geophysical and geochemical data on this project.

CRAWFORD LAKE PROJECT

On January 8, 2004, the Company signed a letter of intent to earn up to a 75% interest in the Crawford Lake uranium project from Phelps Dodge Corporation of Canada, Limited, subject to regulatory approval, through total aggregate expenditures of Cdn $2.5 million over a period of 4 years. First year expenditures will be Cdn $250,000, of which Cdn $150,000 is a firm commitment.

Crawford Lake is a 12,979 hectare uranium property located in the heart of the Athabasca Basin of northern Saskatchewan. The location of the property is indicated on the foregoing Figure.

Historic work on the Crawford Lake project has defined a large-scale, intense alteration zone within what appears to be an extensive hydrothermal system. During the winter of 1997, three diamond drill holes were completed at Crawford Lake for a total of 1,157 meters on a conductor in the northern sector of the property. Extensive alteration, extending from approximately 100 meter depth almost all the way down to the unconformity was encountered. This zone shows strong friability with matrix dissolution, bleaching, argillitization and disseminated pyrite mineralization.

Upon signing formal agreements and receipt of regulatory approvals, the Company intends to perform a geophysical and geochemical review of this project, followed by a drilling program in the winter of 2004/2005.

                                 WHITE MESA MILL

OVERVIEW

The White Mesa Mill, a fully permitted uranium mill with a vanadium co-product recovery circuit, is located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill started in 1979, and conventionally mined uranium mineralized material was first processed in May 1980. The Mill cost $40 million to construct. With inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount today. The Mill is in compliance with NRC and EPA standards, and is a standard design with both uranium and vanadium circuits.

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

CURRENT CONDITION AND OPERATING STATUS

The Mill recommenced milling in June 2002 through May 2003, following a period of standby that commenced in November 1999. During that period of standby, the Mill had been receiving and stockpiling alternate feed materials from the Ashland 1 and Linde FUSRAP sites, as well as other alternate feed materials. During the most recent Mill run, the Mill processed 266,690 tons of alternate feed materials from the Ashland 1, Linde, Heritage and Molycorp sites, of which 178,352 tons were processed in fiscal 2003. The Mill is currently on standby until a sufficient stockpile of alternate feed materials or other ores have been accumulated at the Mill to justify an efficient Mill run. As of February 17, 2004, 39,055 tons of alternate feed materials from the Linde FUSRAP site are in stockpile at the Mill. While on standby, the Mill is maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals or any significant capital expenditures.

INVENTORIES

As of February 17, 2004, there were no inventories of U(3)O(8) at the Mill. As of that date, there were approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of February 17, 2004, for approximately another 117,000 tons of tailings solids, after taking into account materials that are expected to be received under existing contracts. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damage to the seams in the liner for Cell No. 4A. This cell contains no tailings at present, and the damage is due to working of the liner by thermal stress, since it has not been placed in use and has been exposed to full sunlight for several years. The cell must be relined before it can receive tailings. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The Environmental Statement for the Mill permits that three additional forty-acre tailings cells may be added to provide a total tailings capacity for the Mill of approximately 10 million tons.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings Cell No. 4A, assuming that the Mill continues to process materials at a rate similar to the rate of production over the past three years, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount. It is not expected that these expenditures will be required during fiscal 2004.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; in 1998, the Company completed a processing run of uranium-bearing tantalum residues for a major tantalum producer; in 1999 the Company completed the processing of two alternate feed sources and its 87,250 ton conventional mill run; and, in 2002 and 2003 the Company processed 266,900 tons from four different alternate feed sources.

OPERATION AT REDUCED CAPACITY

Design capacity of the Mill is 2,000 tons per day of mined material, which would yield approximately 6 million pounds U(3)O(8) per year from Arizona Strip ore or
3.5 million pounds per year of U(3)O(8) and up to 18 million pounds per year of V(2)O(5) from Colorado Plateau materials. The Mill, at its 2,000 tons per day design capacity, is oversized for the foreseeable tonnages expected over the next few years. The larger the capacity, the larger the interval between Mill runs, as ore must be stockpiled to provide adequate mill feed.

The Company has modified the Mill to a reduced effective capacity of approximately 1,050 tons of material per day. This allows the Mill to be run more frequently and reduces the amount of time that material is stockpiled. However, the unit cost of milling materials increases as the capacity of the Mill is reduced. Certain alternate feeds can be run at a lower daily capacity, without requiring any significant capital improvements to the Mill. During the most recent mill run completed in 2003 the Mill processed alternate feed material at a rate of approximately 1,000 tons per day.

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

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC. These estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                               $ 1,574,287
Tailings cell #2 Reclamation                                         1,132,749
Tailings cell #3 Reclamation                                         1,606,846
Tailings cell #4A Reclamation                                          128,829
Tailings cell #1 Reclamation                                         1,318,232
Miscellaneous - management, hygiene, radiation, etc.                 1,998,815
                                                                   -----------
Direct Costs                                                         7,759,758
Contractors' Profit                                                    775,976
Contingency                                                          1,163,964
Licensing and bonding                                                  155,195
Long term care fund                                                    668,021
                                                                   -----------

TOTAL ESTIMATED COSTS                                              $10,522,914
                                                                   ===========

On February 2, 2004 the NRC issued amendment No. 24 to the Mill license, which increased the surety from $10,336,282 to $10,522,914.

SEQUENTIAL RECLAMATION

As each pond, or cell, is filled with tailings, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process.

GROUND WATER DISCHARGE PERMIT

Although the Mill is designed as a facility that does not discharge to groundwater, the Company is finalizing a Groundwater Discharge Permit with the State of Utah Department of Environmental Quality, which will give the State of Utah dual jurisdiction over the protection of groundwater at the Mill site. The State of Utah requires that every operating uranium mill in the State of Utah have a State Groundwater Discharge Permit, regardless of whether or not the facility discharges to groundwater. It is expected that the Groundwater Discharge Permit for the Mill will be finalized and implemented during the first half of calendar 2004, in conjunction with the State of Utah becoming an Agreement State for uranium mills. See " Alternate Feed Processing."

                    SUMMARY OF MINERALIZED MATERIAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits on the Company's properties, as of February 17, 2004:

Conventional Mines

               Project                  Mineralized Tons   %U(3)O(8)  %V(2)O(5)
               -------                  ----------------   ---------  ---------
        Arizona Strip Mines(1,4)
                 Arizona 1                        80,000     0.652
                 Canyon                          108,000     0.903
                 Pinenut                         110,000     0.427
                                        ----------------    ------
                 Total Arizona Strip             298,000     0.660

        Colorado Plateau(2,4)                  1,335,600     0.208     1.234

        Bullfrog Project(3,4)                  1,937,000     0.334

In-Situ Leach Projects(5)

                                        Mineralized Tons    % U(3)O(8)
Mongolia JV                                   21,672,000      0.052

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

The Company mined uranium and vanadium-bearing mineralized material from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 to mid-1999. In mid-June, 1999, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next few years. The Company has also written-off the carrying value of its mineral properties for the same reason. None of the Company's mineral properties should be considered economically viable at this time; hence none of the above properties should be considered to contain "reserves" but should be classified as "mineral deposits." While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing mining operations on any of its U.S. uranium properties due to their higher cost of production.

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

EXPLORATION POTENTIAL

The uranium mineralization found in the Colorado Plateau was deposited in alluvial fans by braided streams. The shape and size of the mineralized lenses are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a lense and then following its erratic path, with little additional surface exploration drilling other than development drilling in the course of following the lense. This is unlike other types of mining where mineralization is almost completely delineated by surface explorative drilling prior to mining.

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

Presently mineral deposits estimated to contain approximately 1,335,600 tons with an average grade of 0.208% U(3)O(8) and 1.234% V(2)O(5) have been identified by the Company in its Colorado Plateau properties. These estimates take into account extraction dilution losses, but do not include milling recovery losses, which are estimated to be 2% to 6% for uranium and 20% to 30% for vanadium.

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

The Salt Wash Member consists of light gray to light brown sandstones interbedded with red-green siltstones and mudstones. The sandstones, which are generally fine-grained and well to moderately sorted, are considered to have been deposited as alluvial fans by braided streams. The mineralization occurs in the lenticular sandstone deposits as tabular, elongate bodies generally parallel to the bedding following the paleo-channels. All of the large deposits within the Morrison Formation are in the upper sandstone lens of the Salt Wash Member, commonly known as the third rim. Fine-grained uraninite is the dominant uranium mineral accompanied by lesser amounts of coffinite. The chief vanadium mineral is montrosite. In the oxidized parts of the deposits, the distinctive yellow colored uranyl-vanadate mineral, carnotite, is common.

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

OPERATIONS

The Company's principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Thunderbolt, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending a significant improvement in commodity prices. The location of these mines is indicated on the following figure.

                                     [MAP]

The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of mine development activities. The Company continued the mining of uranium and vanadium bearing materials from these mines until mid-1999. During this mining campaign a total of approximately 81,500 tons of mineralized material with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% was recovered from these mines. This mineralized material, together with approximately 5,750 tons of mineralized material from independent mines, was milled at the White Mesa Mill during the period June 1999 to November 1999, to recover approximately 487,000 pounds of U(3)O(8) and 2.0 million pounds of V(2)O(5). At that time, the Company elected to suspend operations at these mines as a result of continued weak uranium and vanadium prices and the expectation that these conditions would not improve for the next several years. The shutdown of the mines took several months to complete, and the process of shutting the mines down was completed in November 1999. The mines continue to remain in a shutdown status pending further improvement in commodity prices.

Due to the shutdown of mining operations on the Colorado Plateau, the Company closed its field office in Dove Creek, Colorado in 1999.

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

The Company owns four mines, in the Arizona Strip, all of which have been shut down pending a significant improvement in commodity prices.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but have been placed on shut down status pending a significant improvement in commodity prices. Mineralized material from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

Due to the shutdown of mining activities and the Company's initiatives to reduce the holding costs of its U.S. mineral properties, the Company sold its field office in Fredonia Arizona, effective March 31, 2000.

MINE DEVELOPMENT

The mineral deposits occur in collapsed breccia pipes and range from 1,000 to 1,800 feet below surface with a mineralized interval of up to 600 feet thick. Each of the mines in the Arizona Strip consists of one breccia pipe. The pipes typically are 200 to 400 feet in diameter. Within this envelope, the mineral deposits can be at times massive but often are irregular and discontinuous.

A 1,000 to 1,600 foot deep shaft is generally required to access the deposits. In the case of the Hack Canyon I, II, and III mines, access was obtained through declines driven from nearby canyons.

BACKGROUND GEOLOGY

Breccia pipes are collapse features created by cavern dissolution in the Redwall Limestone, some 3,000 feet below present day surface. Overlying sediments fracture as the cavern size increases and ultimately collapse forming a pipe-like structure, which is filled with the rubble of the sediments. Uranium mineralization occurs in this brecciated rock, forming deposits 200 to 400 feet in diameter and up to 600 feet thick at depths up to 1,800 feet.

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

                              MONGOLIAN PROPERTIES

COUNTRY OVERVIEW

Mongolia is a landlocked nation bounded by Russia to the north and China to the east, south, and west. With an area of more than 1.5 million sq. km. (world's 7th largest country) and population of about 2.6 million people, Mongolia has one of the lowest population densities in the world. The landscape includes forested mountain ranges in the north, desert and low mountains in the south, high mountains in the west, and vast steppes in the east. The climate is continental with hot summers and long harsh winters.

Mongolia's population is relatively homogeneous in its ethnicity, language and religion. More that 60% of the population is below the age of 30, and about one third live in the capital city of Ulaanbaatar while most of the remainder live as nomadic herdsmen throughout the country.

In 1921, Mongolia came under the influence of the Soviet Union, which dominated the politics, economy and infrastructure of the country until 1990 when Mongolia's transition to democracy and a free market economy was begun.

Since 1991, Mongolia has been on a course to implement comprehensive economic reforms to develop a sustainable, independent economy. One of the primary objectives of this program has been to encourage direct foreign investment to stimulate growth of the economy; several laws have been enacted to support this program.

The primary industries and sources of foreign trade in Mongolia are agriculture and mineral products. Mongolia is one of the "last frontiers" for mineral exploration. Large mineral deposits are located along geologic systems that trend through Mongolia, but exploration in Mongolia is still in early stages. An increasing number of mining and exploration companies are active in Mongolia. Among the reasons for this increased attention are:

          - The geology is considered by many to be highly prospective for large mineral deposits

          -    The country is under-explored

          - The Government has demonstrated its commitment to developing the mineral sector by attracting foreign investment

          - Appropriate laws have been enacted to encourage foreign investment

          -    Proximity to major metal markets in China, Japan, and South
               Korea.

Mongolia is an exporter of copper and molybdenum, a leading producer of fluorspar, and an increasingly important gold producer. Mongolia possesses one of the most progressive mineral regimes in Asia. The Mineral Law of Mongolia was adopted in 1997 and provides a transparent licensing system that encourages investment in this sector.

The Mineral Law allows any Mongolian citizen, foreign citizen or entity, or legal person to hold any number of mineral exploration licenses, each up to 400,000 hectares. An exploration license holder is afforded the exclusive right to conduct exploration within the license for up to seven years, the exclusive right to obtain a mining license for any part of the exploration license, and the right to transfer or pledge any part of an exploration license.

Mining license holders have the exclusive right to engage in mining within the license for 60 years, with an additional 40 year extension allowed. A gross royalty of 2.5% of the sales value of products sold is payable to the Government.

MONGOLIAN URANIUM PROPERTY

The Company owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds five concession blocks that, as of February 17, 2004, cover a total of 1.04 million hectares in central eastern Mongolia. The other participants in the Joint Venture are the Mongolian government and a Russian geological concern, each as to 15 percent.

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions, and has discovered mineral deposits containing approximately 21.67 million tons of mineralized material at an average grade of approximately 0.052% U(3)O(8) amenable to the in situ leach method of mining.

Due to the depressed uranium market and market forecasts at the time, the Company shut down the Joint Venture's field operations during fiscal 2000. The project office in Ulaanbaatar was also downsized significantly during the year. Reclamation and remediation costs for shut-down of Gurvan-Saihan Joint Venture activities, which are the responsibility of the Joint Venture, were not significant and were funded through the sale of surplus Joint Venture equipment and assets. As a result of recent increases in uranium prices and improved market fundamentals, the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia. Due to the favorable and unique Mineral Agreement between the Joint Venture and the Mongolian government, the Joint Venture is able to hold its land position at minimal cost.

MONGOLIAN PRECIOUS AND BASE METALS PROPERTIES

In early 2002, the Company initiated a regional exploration effort in Mongolia for precious and base metals. Mongolia has a variety of favorable environments for deposits of copper, gold and related metals and has become the focus of worldwide exploration concerns seeking to test its under-explored potential.

Program Overview

Through the Gurvan-Saihan uranium joint venture, the Company has operated in Mongolia for over nine years and has particular geologic and operating expertise in the country, offering a competitive advantage for the precious and base metals exploration program. Building on its existing foundation in Mongolia, the Company has established a significant land position in Mongolia for base and precious metals exploration. Land acquisition has been guided by a concentrated reconnaissance program, including review of available geologic and metallogenic data and analysis of geophysical data and satellite imagery. Properties have been acquired by the Company completely for the Company's own account and are independent of the Company's Gurvan-Saihan uranium joint venture. See "Mongolian Uranium Property."

The Company has retained Global Mine Discovery Partnership ("GMDP") to coordinate field work in Mongolia. GMDP is a group of senior exploration professionals with extensive regional experience and proven exploration/discovery expertise. The field teams employed by the Company include Mongolian geologists and technical support staff working with GMDP personnel. Mr. Peter A. Drobeck, a Qualified Person as defined under National Instrument 43-101 in Canada, is the senior exploration geologist from GMDP who is directing the Company's precious and base metals exploration program.

As of September 30, 2003, the Company controlled 2.50 million hectares under 68 licenses under its precious and base metals exploration program. The precious and base metals exploration property holding is down from 3.5 million hectares held at this time last year, due to consolidation of properties as a result of field work performed in the 2003 field season. As of February 17, 2004, the Company controls 65 licenses, including 22 held under purchase option, totaling
1.62 million hectares.

Work to date on the precious and base metals properties has involved field reconnaissance by GMDP, including review of available geologic and metallogenic data, and analysis of geophysical data and satellite imagery, and a 3,100 meter exploration drilling program that was conducted on certain of the properties in the 2003 field season. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2003 were $1,565,419 as compared to $601,833 in fiscal 2002.

The Company's precious and base metal exploration properties are located in a number of areas in Mongolia, as described below, and as shown in the following Figure. All of these properties are at the exploration stage. The properties contain no known mineral deposits at this time and have no workings or infrastructure.

          [INTERNATIONAL URANIUM CORPORATION MONGOLIAN CONCESSION MAP]

Tsagaan Tolgoi

The Tsagaan Tolgoi area is notable for its extensive regional trend of gold, copper and rare earth element occurrences. The Tsagaan Tolgoi land holdings totaled 475,700 hectares in 37 licenses as of September 30, 2003, which includes 45,000 hectares under 22 licenses controlled by the Company under an Option to Purchase. The Company continues to refine its land position in the Tsagaan Tolgoi area, and as of February 17, 2004, the Company controls 38 licenses encompassing 435,200 hectares, which includes the 22 licenses held under the option to purchase.

Known mineral occurrences in this region include gold placers, hard rock gold anomalies, mesothermal vein systems, Fe skarns, Cu skarns, Cu veins, sediment-hosted Cu prospects, and rare earth-bearing alteration zones. The regional geology is characterized by Upper Precambrian supracrustal rocks and Paleozoic pelitic sediments mixed with volcanics. Major gold deposits occur in similar lithologies of the same age in Uzbekistan, Kyrgyzstan, and Russia.

Within the Tsagaan Tolgoi project, a large circular alkaline igneous complex exhibits many features typical of iron oxide copper-gold mineralized systems. This target, Shiveen Gol, is controlled by the Company and a third party. During fiscal 2003, the Company entered into an option to purchase the third party's licenses for a total payment of $2.0 million over a four year period, plus a net profits royalty from future production. The combination of licenses held by the Company and licenses under option give the Company complete coverage of the Shiveen Gol target area.

The Company drilled 16 holes in the Shiveen Gol complex in 2003, following extensive geophysical surveys (200 km of IP and 884 km of magnetic surveys) and a geologic mapping (145 km(2)) and sampling program (1,690 samples). A number of geologic environments and targets were tested by drilling. Encouraging evidence was obtained from the drilling, including thick zones of low grade copper mineralization, local thin intersections of high grade copper mineralization, extensive brecciation, abundant alteration, and introduced sulfides; however, substantial thicknesses of potentially commercial grade mineralization were not encountered in the initial drilling effort. Ongoing prospecting work in the Shiveen Gol complex identified a number of other high quality targets that will be included in upcoming field investigations.

Elsewhere in the Tsagaan Tolgoi project, extensive geochemical sampling (1,080 samples) was conducted along a large regional shear system. This work produced numerous gold and copper anomalies, including a discreet trend of strong anomalies along a major regional structural zone. In addition to follow up work, including additional drilling in the Shiveen Gol system, new targets identified in the Tsagaan Tolgoi area will be investigated further in 2004, possibly leading to drilling on these new targets as well.

Erdenet and Tomor Tolgoi

This exploration area was originally comprised of two groupings of exploration licenses, which have since been combined into one regional target area referred to by the Company as the "Erdenet" exploration project. As of September 30, 2003, the Company controlled 14 licenses encompassing 572,900 hectares in the Erdenet project. The licenses are located on the northeast extension of the Erdenet copper belt, which hosts the 1.8 billion tonne Erdenet copper/molybdenum porphyry system. The Erdenet open pit operation is Mongolia's largest mine. Numerous aero-magnetic anomalies similar to the Erdenet deposit signature are present along trend.

Extensive field work in 2003, consisting of detailed prospecting, geologic mapping and geochemical sampling, resulted in the identification of three strong targets. The Oyut Uul target is a silica lithocap alteration environment on a 2 km by 3 km porphyry target. The Teltiin Gol prospect is anomalous in gold and copper with potential to host a large structurally-controlled system. At Zara Uul an alteration halo typical of a porphyry system has been identified.

The Erdenet exploration area is large, but much of it is covered by soils, grasses, and forests. The Company land position as of February 17, 2004, in the Erdenet area is 552,600 hectares under 15 licenses. Planned future work includes geophysical surveys on select prospects to develop drillable targets in 2004.

Burkheer Khar

The Burkheer Khar area, comprised of 4 licenses covering 446,100 hectares, was reduced following the 2003 field work to one license covering 49,400 hectares as February 17, 2004. Prospecting results were generally not positive, and consequently, the land holding was reduced, to cover only areas of favorable lithology, at the time of the annual license payment. In the Burkheer Khar region, an important discovery of a massive sulfide system has been made by another party, and therefore, the Company is maintaining its license over those areas that have the same age and type rocks that occur at the new discovery location.

Huvsgol/Altargany Gol

The Huvsgol/Altargany Gol area included seven licenses, totaling 614,200 hectares as of September 30, 2003, located in north central Mongolia. The licenses covered numerous gold steam-sediment anomalies within areas favorable for mesothermal gold occurrences and which also have Paleocene and Miocene rift systems with potential to host alkaline gold occurrences. Precambrian phyllites, schists, and Cambrian flysch-like sediments, which are favorable target host rocks, are present in the Altargany Gol project area. Mongolian government surveys in this area document an extensive regional stream sediment gold anomaly, which was the basis for the Company's work priorities during the 2003 field work.

Work in 2003 consisted primarily of a large regional stream sediment sampling program. This work delineated a strong and persistent gold anomaly over tens of kilometers. Anomalous arsenic is also present in many samples, suggestive of possible orogenic gold sources. Based on the 2003 results, the Company reviewed the entire land position and selectively reduced holdings to four licenses totaling 274,800 hectares, in order to focus future efforts on the highest ranking areas.

Ulzit

The Ulziit area was the object of detailed gold prospecting in 2003, which resulted in the discovery of a number of strong targets for follow up work. Following the 2003 work, the three exploration licenses at Ulziit were reduced, prior to September 30, 2003, to 29,600 hectares to cover the identified prospects. Among the targets identified in 2003 are a mesothermal intrusion-related vein system with gold values as high as 18 gpt in surface samples, a 5 km trend of gold anomalies related to an intrusive system, a silver vein system with surface samples grading in excess of 500 gpt, and an epithermal system anomalous in gold, molybdenum, and mercury.

Chandman Uul

The Company released all three of the Chandman Uul licenses in August 2003. Follow up work in 2003 failed to confirm any strong anomalies or new targets, so this area was released to allow concentration of Company resources on higher ranking areas.

Gants Modot

The Gants Modot area lies along the broad regional trend extending across southern Mongolia and up to the northwest along the northern foothills of the Gobi Altai mountains. The three Gants Modot licenses were reduced, prior to September 30, 2003, to 132,800 hectares following 2003 field investigations.

Large fault systems, which have been active since Paleozoic time, cross through this region. A 3 km long copper anomaly was discovered in 2003. This target exhibits an association of copper mineralization, tourmaline alteration, and anomalous gold at the contact of granites and Jurassic sediments. This feature will be investigated in greater detail in upcoming programs.

Davaa

The Davaa license (228,000 hectares as of September 30, 2003) was located based on reported copper and molybdenum porphyry occurrences associated with an alkaline system of intrusives, suggesting potential for alkaline gold and alkaline porphyry copper-gold deposits. Work in 2003 included analysis of satellite imagery to identify favorable alteration suites. Follow up ground investigations confirmed extensive alteration indicative of porphyry systems. The Davaa license was reduced to an area of 101,000 hectares as of February 17, 2004. Detailed geologic mapping and sampling are planned for the next phase of evaluation at Davaa.

Future Exploration

The Company is analyzing the extensive geochemical, geologic and geophysical data set generated in the 2002 and 2003 seasons in Mongolia. Several high-ranking prospects already confirmed in the field will be the focus of additional detailed site work in the 2004 field season. The Company anticipates initiation of drilling on at least two prospects in 2004.

The Company is evaluating the possible sale of an interest in the precious and base metal exploration assets, while retaining the uranium assets under the existing corporate structure. Funding for the Shiveen Gol project and other high ranking prospects can then be raised through private or public offerings of securities in the new entity.

                                   PERMITTING

As discussed above, due to deteriorating commodity prices and other factors in 1999, the Company shut down all of its uranium mines. The Company intends to keep those properties on a shut down status indefinitely, pending further improvements in commodity prices.

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

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of February 17, 2004, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

During 2003 the Company continued to update permit-related maps and records to ensure that historical mine operations, as conducted under valid permits, are properly documented. The DMG will use the updated site information to review reclamation bond amounts in fiscal 2004.

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

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. In April 2001 the Company was notified by the Arizona Department of Environmental Quality that the Aquifer Protection Permit application for the Canyon Mine had lapsed. If the Company desires to resume the permitting effort in the future, a new application will be required.

As with the Canyon Mine, the Pinenut and Kanab North mines require that Aquifer Protection Permits be obtained. As with the Canyon Mine Aquifer Protection Permit application, the applications for the Pinenut and Kanab North mines have also lapsed. In the event that resumption of mining is contemplated in the future, sufficient lead time will need to be allowed to secure the necessary Aquifer Protection Permits for these mines. The Arizona 1 Mine currently has an Aquifer Protection Permit and is fully permitted for mining.

                                   RECLAMATION

The Company is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $12.3 million with restricted cash and marketable securities of approximately $12.1 million securing the liability, as of September 30, 2003. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells, which is estimated at approximately $10.5 million. The Company has posted a reclamation bond to the NRC for that amount.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2003, 2002, and 2001, should be read in conjunction with the consolidated financial statements of the Company and accompanying notes. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Note 16 of the consolidated financial statements provides a discussion of the differences between Canadian and United States accounting principles and practices affecting the Company.

RESULTS OF OPERATIONS

FISCAL 2003 VERSUS FISCAL 2002

The Company recorded net income of $5,533,152 ($0.08 per share) for the year ended September 30, 2003, compared with net income of $184,990 (nil per share) for 2002. Results for 2003 included, mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset." For 2002, results included asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase in the carrying value of the "other asset" of $261,000 to reflect current uranium prices. The "other asset" and the offsetting deferred credit represent a put option entered into in fiscal 1999, which granted a third party the option to put up to 400,000 pounds of uranium back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003. On December 20,

2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement for a payment of $280,000, which was equal to the value of the put option based on then current market conditions.

REVENUES

Revenues for fiscal 2003 of $12,550,018 consisted primarily of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2003 increased $5,719,881 or 84% as compared to $6,830,137 in fiscal 2002. The increase was primarily due to the alternate feed mill run, which began during the third quarter of fiscal 2002, and was completed on May 23, 2003. Alternate feed processing activities in fiscal 2003 consisted of the receipt, sampling, analysis and processing of Ashland 1, Linde, Heritage and Molycorp materials.

The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. Fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $3.00 to $3.75 per pound V(2)O(5). The Company will continue to evaluate opportunities to sell its inventory.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde site, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of September 30, 2003, there were approximately 5,900 tons of these materials at the Mill, containing approximately 396,700 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

                                                                    2003
($000, except per share amounts)             1st Qtr    2nd Qtr    3rd Qtr    4th Qtr    Full Year
--------------------------------------------------------------------------------------------------
Process milling revenue                        4,274      4,818      3,281         42       12,415
Net income (loss)                              2,266      2,545      1,126       (404)       5,533
Basic and diluted income (loss) per share       0.03       0.04       0.02      (0.01)        0.08

                                                                    2002
($000, except per share amounts)             1st Qtr    2nd Qtr    3rd Qtr    4th Qtr    Full Year
--------------------------------------------------------------------------------------------------
Process milling revenue                          115        147        607      5,961        6,830
Net income (loss)                             (1,133)    (1,146)    (1,763)     4,227          185
Basic and diluted income (loss) per share      (0.02)     (0.02)     (0.03)      0.06            -

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2003 of $4,671,199, which represent expenditures incurred receiving and processing alternate feed materials, increased $2,623,408 as compared to process milling expenditures of $2,047,791 for fiscal 2002. The increase was due to approximately eight months of mill processing during fiscal 2003 versus approximately four months during fiscal 2002.

Approximately 51,200 tons of material was received during the fiscal year bringing the total received as of September 20, 2003 to over 302,400 tons from the Ashland 1, Linde, Heritage and Molycorp sites. As of September 30, 2003, approximately 35,700 tons of material remained in stockpile waiting to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as uranium price and the amount of materials that will have been received on site.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $738,730 for fiscal 2003 as compared to $2,136,389 for fiscal 2002. The decrease of $1,397,659 or 65% was primarily due to approximately four months of stand-by in fiscal 2003 versus eight months in fiscal 2002. Significant staff reductions at the end of the third quarter also contributed to the decrease in mill stand-by costs. Currently a crew of 15 management and maintenance personnel remains at the Mill. During the recently completed mill run, the Mill maintained an average of 64 employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2003 were $2,622,131 as compared to $3,386,845 for fiscal 2002. The decrease of $764,714 or 23% was the result of decreased expenditures of $878,218 for legal fees associated with regulatory actions, and other related overhead cost decreases, offset by increases in Urizon expenditures of $113,504.

EXPLORATION

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company. As of September 30, 2003, the Company controlled 68 exploration licenses totaling 2.5 million hectares, 46 of these licenses are held 100% by the Company and 22 licenses are under a purchase option. Detailed field programs were initiated in the 2003 field season, including geologic mapping, geochemical sampling, and geophysical surveys. In addition, the Company drilled approximately 3,100 meters on its Shiveen Gol project area in western Mongolia. Exploration property holdings are being refined as fieldwork results become available.

Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2003 of $1,565,419 increased by $963,586 as compared to $601,833 in fiscal 2002. The increase was due to extensive exploration, including the drilling program on specific targets.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. The joint venture holds 5 exploration licenses totaling 1 million hectares. This in-situ leach uranium project remained on stand-by during fiscal 2003.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2003 was $1,296,738 as compared to $916,780 for fiscal 2002. The increase of $379,958 was primarily the result of an increase in gains on the sale of short-term investments of $291,517 and an increase in income from the sale of land and equipment of $206,017. In addition, interest income decreased $89,155 due to a decrease in the average cash balances available for investment.

RESULTS OF OPERATIONS

FISCAL 2002 VERSUS FISCAL 2001

The Company recorded net income of $184,990 (nil per share) for the year ended September 30, 2002, compared with a net loss of $2,822,876 ($0.04 per share) for 2001. Results for 2002 included, asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase to the carrying value of the "other asset" of $261,000 to reflect current uranium prices. For 2001, results included a charge of $300,663 for expenses associated with an increase in Mill reclamation obligations, a $361,177 gain on the sale of short-term investments, and an increase to the carrying value of the "other asset" of $760,000 to reflect current uranium prices.

REVENUES

Revenues for fiscal 2002 of $6,830,137 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2002 increased $6,020,374 from $809,763 in fiscal 2001. The increase was due primarily to the commencement of the alternate feed mill run, which began on June 13, 2002.

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

                                                                    2002
($000, except per share amounts)             1st Qtr    2nd Qtr    3rd Qtr    4th Qtr    Full Year
--------------------------------------------------------------------------------------------------
Process milling revenue                          115        147        607      5,961        6,830
Net income (loss)                             (1,133)    (1,146)    (1,763)     4,227          185
Basic and diluted income (loss) per share      (0.02)     (0.02)     (0.03)      0.06            -

                                                                    2001
($000, except per share amounts)             1st Qtr    2nd Qtr    3rd Qtr    4th Qtr    Full Year
--------------------------------------------------------------------------------------------------
Process milling revenue                          276        246        153         87          762
Net income (loss)                               (709)    (1,037)    (1,274)       197       (2,823)
Basic and diluted income (loss) per share      (0.01)     (0.02)     (0.02)         -        (0.04)

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2002 of $2,047,791, which represent expenditures incurred receiving and processing alternate feed materials, increased $1,280,830 as compared to process milling expenditures of $766,961 for fiscal 2001. The increase was due primarily to the start-up of the Mill in fiscal 2002. Expenditures incurred during fiscal 2002 for processing materials were $1,726,572 as compared to fiscal 2001 when the Company did not process any alternate feed materials. This increase in processing expenditures was partially offset by a lower volume of material received at the Mill during 2002 as compared to 2001. During fiscal 2002, the Company received 36,950 tons of Ashland 1, Linde and Heritage materials at a cost of $321,218 as compared to fiscal 2001 when the Company received 88,865 tons at a cost of $766,962. The decrease of 51,915 tons or 58% was due to a decline in Ashland 1 material, as the receipt of this material was then nearly complete.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,136,389 for fiscal 2002 as compared to $2,675,090 for fiscal 2001. The decrease of $538,701 or 20% was due to approximately nine months of stand-by in fiscal 2002 versus twelve months in fiscal 2001. The decrease in costs due to the shorter duration of stand-by was partially offset by ramping up the number of personnel and additional expenditures preparing for the mill run, which began during the third quarter of fiscal 2002. The Mill added 42 additional employees in fiscal 2002 to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2002 were $3,386,845 as compared to $2,222,478 for fiscal 2001, an increase of $1,164,367.
The increase resulted primarily from increased expenditures for labor and professional services, insurance, and other related costs associated with the Company's vigorous efforts to expand its alternate feed, uranium-bearing waste recycling business, and increased expenditures associated with the Urizon Joint Venture, and the Moab Project.

EXPLORATION

The Company initiated a precious and base metals exploration effort during fiscal 2002 in Mongolia. This program was funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. At the end of September 2002, the Company had acquired 23 exploration licenses totaling 1.6 million hectares. Additional exploration licenses were pending at the time. As of September 2002, activities had included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Total program expenditures, including capitalized exploration expenditures, for fiscal 2002 were $601,833.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2002 was $916,780 as compared to $1,558,194 for fiscal 2001. The decrease of $641,414 was primarily the result of an increase of $256,505 in income from equipment sales offset by a decrease of $792,639 in interest income due to significantly lower interest rates paid on short-term investments and a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company had cash and short-term investments of $4,729,039 and working capital of $7,294,884 as compared to cash and short-term investments of $9,759,946 and a working capital deficit of $82,136 at September 30, 2002. The increase of $7,377,020 in working capital was primarily the result of the Company's processing of alternate feed materials. As the alternate feed materials were processed, deferred revenue was recorded as revenue, which reduced current liabilities and assisted in the elimination of the Company's working capital deficit. Deferred revenue of $2,158,938, which is associated with approximately 35,700 tons of alternate feed material that remained in stockpile after completion of the 2002/2003 mill run and is not expected to be processed during the next 12 months, was accounted for as a long-term liability. The Company must continue to generate new sources of alternate feed material to maintain a positive working capital position.

Net cash used in operating activities was $4,396,379 for the fiscal year ended September 30, 2003 and consisted primarily of net income from continuing operations of $5,533,152, adjusted for non-cash items of depreciation of $617,554, offset by an increase in trade and other receivables of $1,184,340 reflecting increased receipts of alternate feed material as well as amounts due from Urizon. In addition, deferred revenues decreased by $8,740,256. Deferred revenues represent proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde, Heritage and Molycorp materials were processed; the deferred revenue was reclassified as revenue. The cost of processing these materials was recorded as process milling expenditures and the Company's cash position was decreased by the cost of processing.

Net cash provided by investment activities was $1,148,438 for the fiscal year ended September 30, 2003 and consisted primarily of proceeds from the sale of short-term investments of $3,559,403, offset by purchases of short-term investments of $996,675. Restricted investments decreased by $536,392, primarily reflecting the settlement and termination of the uranium concentrates sale and put option agreement entered into with a third party. A $1,000,000 bond that secured a portion of this transaction was released on January 15, 2003, which resulted in an equal reduction in restricted investments. This reduction in bonding was offset by interest income from restricted investments of $440,010. Exploration expenditures on mineral properties in Mongolia that were capitalized totaled $1,356,166 during fiscal 2003, and investment in intellectual property from Urizon was $750,000. Intellectual property represents the Company's 50% interest in Urizon's technology.

Net cash provided by financing activities during the fiscal year ended September 30, 2003 totaled $176,238 and consisted primarily of cash received from stock options exercised of $468,924, offset by a cash payment of $280,000 to settle and terminate the put option entered into during fiscal 1999.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy its exploration activities, working capital requirements, commitments under the Urizon Joint Venture, and capital expenditures for the next twelve months. These funds have been supplemented by the issuance of additional equity amounting to gross proceeds of Cdn $12,250,000, in the first quarter of fiscal 2004.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the timing and amount of future reclamation obligations and the recoverability of its capitalized mineral property expenditures.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions. The Company's accounting policies are further described in Note 2 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

Set out below are the Company's principal contractual obligations in the following categories:

                                              Less than   1 to 3         3 to 5        More than
(expressed in thousands of dollars)            1 Year      Years          Years         5 Years
                                              --------------------------------------------------
Operating lease obligations                     $109         $291          $92              -
Reclamation obligations                            -       12,321            -              -
                                                ---------------------------------------------
                                                $109      $12,612          $92            $99
                                                =============================================

The reclamation obligations are fully bonded and the timing may be subject to change depending upon the Company's business objectives.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. The Mill and mine reclamation estimates at September 30, 2003 are $12,320,983, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2003 and 2002, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,106,947 and $11,666,937, respectively. The increase of $440,010 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $15.50-$15.60 per pound U(3)O(8) as of February 12, 2004, and vanadium is currently trading in the range of $3.00 to $3.75 per pound V(2)O(5), prices are still too low to justify the operation of the Company's U.S. mines given their higher cost of production. However, with these higher uranium prices, the Company is evaluating restarting development of its Gurvan-Saihan Joint Venture. In addition, the Company acquired additional uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2004

With the recent increases in uranium price and the improvement in uranium market fundamentals, the Company will be putting more focus on acquisition and development of world-class uranium projects, including its Canadian exploration properties, while also continuing to aggressively pursue additional alternate feed material for the White Mesa Mill.

Revenues for fiscal 2004 will depend on the timing and length of the next mill run and the decision by management to sell uranium and vanadium from inventories. Currently, the Company is performing confirmatory test work for a potential mill run later in the year, in which three alternate feed materials, which have uranium grades ranging from 2% to 10%, would be processed. In addition to these materials, the Company anticipates continuing to receive alternate feed materials from the Linde FUSRAP site throughout the year, as well as approximately 5,000 tons of material from a commercial generator. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are investigating alternative commercial arrangements, and re-evaluating the feasibility of the project, as a result of the Department of Energy's recent decision not to fund the program at this time.

To reduce overhead and stand-by expenditures, the Company has reduced the White Mesa Mill staff from a typical stand-by crew of 20 to 25 personnel to 15 personnel. At its Denver office, the Company has reduced staffing and relocated some functions to the White Mesa Mill and to its office in Vancouver, B.C.

With higher uranium prices, the Company is evaluating restarting activity in Mongolia on its Gurvan-Saihan Joint Venture. With respect to the U.S. uranium/vanadium mines, however, the Company intends to maintain those assets on stand-by pending further increases in uranium and vanadium prices, at which time the Company would study the feasibility of re-opening some of these mine sites.

The Company will continue to pursue its precious and base metals program in Mongolia on a limited basis, with the goal to identify potential joint venture partners to provide additional funding for the exploration programs or to potentially sell the properties.

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

Exploration for and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 17, 2004, are as follows:

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                      COMMON SHARES OF
                                                        THE COMPANY
                                                     BENEFICIALLY OWNED,
                                                        DIRECTLY OR
                                      PERIOD OF        INDIRECTLY, OR
NAME AND MUNICIPALITY OF            SERVICE AS A        CONTROLLED OR       PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
     RESIDENCE                        DIRECTOR           DIRECTED(1)                            COMPANY (3)
  JOHN H. CRAIG                      May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell LLP;
  Toronto, ON                            to                110,000         Director of a number of publicly-traded companies,
                                       present                             including: Canadian Gold Hunter Corp. and Tenke
                                                                           Mining Corp.

  DAVID C. FRYDENLUND                May 9, 1997                           Vice President, General Counsel, Chief Financial
  Lone Tree, CO                          to                243,000         Officer and Corporate Secretary of the Company.
                                       present

  RON F. HOCHSTEIN                  April 6, 2000                          President and Chief Executive Officer of the Company
  Lakewood, CO                           to                343,000         since April 6, 2000; from January 31, 2000 to April
                                       present                             6, 2000, Vice President and Chief Operating Officer
                                                                           of the Company.  Director of Atacama Minerals Corp.,
                                                                           a publicly traded natural resources company.
  LUKAS H. LUNDIN(2)                 May 9, 1997                           Chairman of the Board of the Company; Director and/or
  Vancouver, BC                          to                                officer of a number of publicly-traded natural
                                       present             558,500         resource companies, including: Lundin Petroleum AB,
                                                                           Atacama Minerals Corp., Valkyries Petroleum Corp.,
                                                                           Canadian Gold Hunter Corp., Tenke Mining Corp.,
                                                                           Tanganyika Oil Company Ltd. and South Atlantic
                                                                           Resources Ltd.
  WILLIAM A. RAND                    May 9, 1997                           Self-employed businessman; Director of a number of
  Vancouver, BC                          to                 75,000         publicly-traded companies, including: Lundin
                                       present                             Petroleum AB, Valkyries Petroleum Corp., Canadian
                                                                           Gold Hunter Corp., Tenke Mining Corp., Tanganyika Oil
                                                                           Company Ltd. and South Atlantic Resources Ltd.

(1) Each of the Directors and Officers of the Company owns less than one percent of the outstanding shares of the Company,

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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2003:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2003

                                                                                      SECURITIES
                                                                                         UNDER
                                                                                       OPTIONS/
                                                                 OTHER ANNUAL        SARS GRANTED        ALL OTHER
  NAME AND PRINCIPAL POSITION         SALARY(1)      BONUS       COMPENSATION           (#)(5)         COMPENSATION
-------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                       160,000        Nil              Nil              250,000             Nil
President and Chief Executive
Officer(2)
-------------------------------------------------------------------------------------------------------------------
David C. Frydenlund,                   158,400        Nil              Nil                Nil               Nil
Vice President, General Counsel,
Chief Financial Officer, and
Corporate Secretary(2)
-------------------------------------------------------------------------------------------------------------------
Harold R. Roberts (2)(3), Vice         140,000        Nil          3,000 (4)             Nil              Nil
President, Corporate Development
of the Company's subsidiary
International Uranium (USA)
Corporation

(1) The Company's currency for disclosure purposes is US dollars, which are the functional currency of the Company's operations.

(2) Each of Messrs. Ron F. Hochstein and David C. Frydenlund currently have, and, as of September 30, 2003, Harold R. Roberts had contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There are no compensatory plans or arrangements provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts for Messrs Hochstein and Frydenlund is September 30, 2004, and the expiry date for Mr. Roberts' employment contract was May 31, 2004. As a result of a downsizing of the Company's head office, Mr. Roberts resigned from his position of Vice President Corporate Development effective October 31, 2003, and has been retained on a consulting basis since then. Mr. Roberts received a severance payment of $35,000.

(3) Mr. Roberts recommenced employment with the Company on May 14, 2001. Mr. Roberts was Vice President Operations of the Company from May 1997 to January 31, 2000. Mr. Roberts rejoined the Company on May 14, 2001 as Vice President Corporate Development of the Company's subsidiary International Uranium (USA) Corporation, which position he held until October 31, 2003 at which time he resigned from that position due to a downsizing of the Company's head office.

(4) Amounts represent 401K matching contributions made to the named executive's retirement account per the Company's 401K Benefit Plan available to all eligible employees.

(5) In November, 2003, each of Messrs. Hochstein and Frydenlund were granted incentive stock options to purchase up to 400,000 and 250,000 common shares of the Company, respectively. These options are exercisable at any time up to November 26, 2006 at an exercise price of Cdn $1.01 per share.

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

   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN          (CDN $/       GRANT (CDN $/         EXPIRATION
      NAME                        (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
-------------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                250,000               100%               $0.31            $0.31          October 10, 2005
=========================================================================================================================

A summary of the Company's Stock Option Plan is provided under "Share Ownership" below.

C. BOARD PRACTICES

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation. Each of the above directors was elected to his present term of office at the annual meeting of shareholders of the Company held on March 21, 2003.

Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. These employment contracts expire on September 30, 2004. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                             COMMITTEES OF THE BOARD

                                                       CORPORATE GOVERNANCE         ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE          COMPENSATION COMMITTEE      AND NOMINATING COMMITTEE          SAFETY COMMITTEE
-----------------------------------------------------------------------------------------------------------
 John H. Craig                John H. Craig                John H. Craig                 John H. Craig
Lukas H. Lundin              Lukas H. Lundin              Lukas H. Lundin               Lukas H. Lundin
William A. Rand              William A. Rand              William A. Rand             David C. Frydenlund

AUDIT COMMITTEE

The Audit Committee oversees the financial reporting process of the Company on behalf of the Board. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, the Code of Ethics for senior officers and the resolution of issues identified by the Company's external auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times per year.

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

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director.

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

D. EMPLOYEES

The following table sets out the number of employees of the Company and its subsidiaries at September 30, 2003 for each of the past three financial years, and a breakdown of persons employed by main category of activity and geographic location.

                   NUMBER OF EMPLOYEES BY GEOGRAPHIC LOCATION

LOCATION                          2003          2002           2001
                                  ----          ----           ----
Denver Head Office                  9            10              9
------------------------------------------------------------------
White Mesa Mill                    15            66             23
------------------------------------------------------------------
Mongolia Office                     4             2              2
------------------------------------------------------------------
Total                              28            78             34
------------------------------------------------------------------

None of the Company's employees are unionized.

E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of February 17, 2004.

      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                    NUMBER OF COMMON                           OPTION PRICE          OPTION EXPIRY
EXECUTIVE OFFICER AND DIRECTOR     SHARES UNDER OPTION       DATE OF GRANT        (CDN $)                 DATE
--------------------------------------------------------------------------------------------------------------------
John H. Craig                            100,000           November 27, 2003       1.01            November 26, 2006
--------------------------------------------------------------------------------------------------------------------
David C. Frydenlund                      250,000           November 27, 2003       1.01            November 26, 2006
                                         200,000            January 16, 2002       0.30             January 15, 2005

--------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                         400,000           November 27, 2003       1.01            November 26, 2006
                                         250,000            October 11, 2002       0.31             October 10, 2005

--------------------------------------------------------------------------------------------------------------------
Lukas H. Lundin                          400,000           November 27, 2003       1.01            November 26, 2006
--------------------------------------------------------------------------------------------------------------------
William A. Rand                          100,000           November 27, 2003       1.01            November 26, 2006
--------------------------------------------------------------------------------------------------------------------
Total                                   1,700,000
--------------------------------------------------------------------------------------------------------------------

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of February 17, 2004 and the total amount of these securities owned by the officers and directors as a group.

                               MAJOR SHAREHOLDERS

                                                              NUMBER OF COMMON
IDENTITY OF PERSON OR GROUP                                     SHARES OWNED            PERCENTAGE
--------------------------------------------------------------------------------------------------
Adolf H. Lundin                                                   6,500,000                8.3%
--------------------------------------------------------------------------------------------------
Directors and Officers as a group (6 persons)                     1,329,500                1.7%
--------------------------------------------------------------------------------------------------

Mr. Adolf Lundin, during the past year has reduced his share position from 34.2%, which he held over the past three years, to 8.3%. None of the Company's major shareholders have different voting rights than other holders of common shares of the Company.

As far as it is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s).

As of January 19, 2004, 13,741,126, or 18%, of the Company's outstanding common stock were registered in the names of 61 residents of the United States. The Company's common stock is issued in registered form and the number of shares reported to be held by U.S. shareholders of record is taken from the records of Computershare Trust Company of Canada, the registrar and transfer agent for the Common Stock.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

Ron F. Hochstein, Lukas H. Lundin, John H. Craig, and William A. Rand are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company, discloses and refrains from voting on, any matter in which such director may have a conflict of interest.

None of the present directors, senior officers or principal shareholders of the Company and no associate or affiliate of any of them has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

During the year ended September 30, 2003, the Company incurred legal fees of $45,847 to a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $10,960 for the year ended September 30, 2002 and $8,402 for the year ended September 30, 2001.

During the years ended September 30, 2003, 2002 and 2001, the Company incurred management and administrative service fees of $90,000 to a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Amounts due to this company were nil as of September 30, 2003 (2002 - $7,500).

During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. The loan was forgiven on September 30, 2002. The loan was non-interest bearing and was collateralized by the officer's personal residence.

During the year ended September 30, 2003, the Company provided mine reclamation management and engineering support services of $135,017 on a cost plus basis to a company with common directors. Amounts due from this company were $92,426 as of September 30, 2003.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

The consolidated financial statements of the Company are attached hereto as pages F-1 through F-19 and incorporated herein by reference.

EXPORT SALES

The amount of export sales does not constitute a significant portion of the Company's total sales volume.

LEGAL PROCEEDINGS

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. See "Item 4. Information on the Company Alternate Feed Processing." On July 23, 1998, the NRC issued an amendment to the Company's Mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") at the White Mesa Mill from a FUSRAP site. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of 11e.(2) uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the Atomic Safety and Licensing Board ("ASLB") for the purpose of challenging the issuance of the Company's license amendment. On August 19, 1998, the ASLB Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the full Commission of the NRC on August 31, 1998. The Company and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the full Commission of the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Company was based. On October 22, 1998, the Company was added as an intervener in the Quivira appeal. Envirocare also appealed to the United States Court of Appeals for the District of Columbia the decision of the full Commission of the NRC denying Envirocare standing on the Ashland 2 matter. This appeal and the Quivira appeal referred to above were joined as an appeal. On October 22, 1999, the Court of Appeals dismissed Envirocare's appeal, confirming the NRC's decision denying Envirocare standing in these matters.

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

On December 19, 2000, the Company submitted to NRC a request for a license amendment to allow the Company to accept for processing as alternate feed material up to 17,750 tons of uranium-bearing lead-sulfide sludge residues, from Molycorp Inc.'s Mountain Pass site. Sometime on or about February 7, 2001, the Glen Canyon Group of the Sierra Club submitted a letter requesting a hearing on the Company's application and requesting to be granted status as an intervenor and, on March 14, 2001, the Company responded in opposition to the Glen Canyon Group's request. The ASLB Presiding Officer entered an order on April 24, 2001, denying the Glen Canyon Group's request for a hearing due to lack of standing. The Glen Canyon Group subsequently filed an appeal of the denial of its hearing request on June 11, 2001, to which the Company filed a response on June 21, 2001. The Commission subsequently denied the Glen Canyon Group's appeal in a decision on November 14, 2001. In conjunction with its consideration and approval of the Company's proposed license amendment, NRC conducted an environmental assessment ("EA") to appraise any potential environmental impacts associated with the receipt and processing of the Molycorp materials at the Mill. On December 11, 2001, NRC published a Federal Register notice detailing NRC Staff's final determination of a Finding of No Significant Impact ("FONSI") on the Company's license amendment to allow such processing activities and providing notice of an opportunity for a hearing on the determination. Also, on December 11, 2001, NRC issued the Company's requested license amendment authorizing the receipt and processing of the Molycorp materials at the Mill. By letter dated December 15, 2001, William E. Love, the Forest/Grazing Co-Chair of the Glen Canyon Group of the Sierra Club submitted a request for a hearing on the NRC Staff's FONSI finding and approval of the Company's license amendment. The Company responded to Mr. Love's request on December 31, 2001. By letters postmarked January 10, 2002, the Glen Canyon Group, the Shundahai Network and the Nevada Nuclear Waste Task Force, Inc. each submitted requests for a hearing on Staff's FONSI determination and approval of the Company's license amendment. On January 25, 2002, the Company responded in opposition to these requests for lack of standing. The Presiding Officer entered an order on January 30, 2002, granting standing to Mr. Love and the Glen Canyon Group of the Sierra Club. The Company filed an appeal of the judge's decision to the Commission on February 11, 2002. On April 13, 2002, the Commission rendered its decision denying the appeal and confirming the Presiding Officer's order granting standing to Mr. Love and the Glen Canyon Group of the Sierra Club. An informal hearing under Subpart L of the Commission's Rules of Practice on the merits of the challenges to the Molycorp license amendment took place between February and August 2002. On August 28, 2002, the Presiding Officer rendered his decision in favor of the Company's position, confirming the Molycorp license amendment. The Petitioners did not appeal the Presiding Officer's decision to the Commission.

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

During a sampling event at the White Mesa Mill in May, 1999, the Company discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Investigations by independent experts retained by the Company indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the

Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field, and/or septic tank drainfields that serviced both laboratory operations and sanitary sewage prior to construction of the Mill's tailings cells. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,000 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Company to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Company is performing investigations and taking actions in accordance with the Corrective Action Order. Interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. A final corrective action plan, if necessary, has not yet been developed. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2003, the date of the annual financial statements incorporated into this Form 20-F, except as otherwise disclosed in this Form 20-F.

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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

                               TRADING INFORMATION

                                                    HIGH                    LOW                    VOLUME
                                                    ----                    ---                    ------
                 PERIOD                           (Cdn $)                 (Cdn $)
-----------------------------------------------------------------------------------------------------------
October 1, 1998-September 30, 1999                  0.72                    0.22                 19,512,089
-----------------------------------------------------------------------------------------------------------
October 1, 1999-September 30, 2000                  0.38                    0.13                 19,626,816
-----------------------------------------------------------------------------------------------------------
October 1, 2000-September 30, 2001                  0.40                    0.20                 11,342,300
-----------------------------------------------------------------------------------------------------------
October 1, 2001-September 30, 2002                  0.50                    0.25                  9,883,580
-----------------------------------------------------------------------------------------------------------
October 1, 2002-September 30, 2003                  0.75                    0.25                 29,388,200
-----------------------------------------------------------------------------------------------------------
October-December 2001                               0.34                    0.25                  2,013,800
-----------------------------------------------------------------------------------------------------------
January-March 2002                                  0.40                    0.30                  1,336,900
-----------------------------------------------------------------------------------------------------------
April-June 2002                                     0.50                    0.30                  5,315,500
-----------------------------------------------------------------------------------------------------------
July-September 2002                                 0.37                    0.30                  1,228,400
-----------------------------------------------------------------------------------------------------------
October-December 2002                               0.35                    0.25                  1,117,600
-----------------------------------------------------------------------------------------------------------
January-March 2003                                  0.49                    0.29                  3,321,900
-----------------------------------------------------------------------------------------------------------
April-June 2003                                     0.35                    0.28                  3,371,600
-----------------------------------------------------------------------------------------------------------
July-September 2003                                 0.75                    0.29                 21,577,100
-----------------------------------------------------------------------------------------------------------
October-December 2003                               1.76                    0.50                 28,288,600
-----------------------------------------------------------------------------------------------------------
August 2003                                         0.62                    0.32                 18,681,700
-----------------------------------------------------------------------------------------------------------
September 2003                                      0.75                    0.47                  1,777,000
-----------------------------------------------------------------------------------------------------------
October 2003                                        1.20                    0.50                  9,703,200
-----------------------------------------------------------------------------------------------------------
November 2003                                       1.50                    0.69                  9,430,100
-----------------------------------------------------------------------------------------------------------
December 2003                                       1.76                    1.18                  9,155,300
-----------------------------------------------------------------------------------------------------------
January 2004                                        1.75                    1.35                  6,178,400
-----------------------------------------------------------------------------------------------------------
February 1 to February 12, 2004                     2.05                    1.40                  2,375,100

CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/02, 3/31/03, 6/30/03, 9/30/03 and December 31, 2003:

                              EXCHANGE RATES-ANNUAL

YEAR               AVERAGE               LOW - HIGH                SEPTEMBER 30
-------------------------------------------------------------------------------
1998                0.6898             0.6321 - 0.7292                0.6533
----------------------------------------------------------------------------
1999                0.6681             0.6423 - 0.6912                0.6812
----------------------------------------------------------------------------
2000                0.6735             0.6422 - 0.6970                0.6653
----------------------------------------------------------------------------
2001                0.6461             0.6227 - 0.6714                0.6341
----------------------------------------------------------------------------
2002                0.6361             0.6175 - 0.6656                0.6336
----------------------------------------------------------------------------
2003                0.6853             0.6252 - 0.7512                0.7391

                            EXCHANGE RATES-QUARTERLY

CALENDAR QUARTER ENDED        AVERAGE         LOW-HIGH            LAST DAY OF QUARTER
-------------------------------------------------------------------------------------
       12/31/02               0.6372       0.6252 - 0.6470              0.6344
------------------------------------------------------------------------------
       03/31/03               0.6621       0.6327 - 0.6854              0.6797
------------------------------------------------------------------------------
       06/30/03               0.7161       0.6690 - 0.7512              0.7427
------------------------------------------------------------------------------
       09/30/03               0.7257       0.7043 - 0.7497              0.7391
------------------------------------------------------------------------------
       12/31/03               0.7601       0.7371 - 0.7747              0.7727

The rate of exchange for the conversion of United States dollars into Canadian dollars average on February 12, 2004 was $0.7614 (Cdn.$1.00 = U.S.$0.7614).

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

The Company is subject to the Investment Canada Act (the "ICA"). Under the ICA, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review, by the Investment Review Division of Industry Canada (or the Department of Canadian Heritage, with respect to cultural businesses and businesses that relate to Canada's cultural heritage or national identity), and where review is required, will not be allowed unless they are found likely to be of "net benefit to Canada". The term "control" is defined by the ICA as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company, shall be deemed to be "control" under the ICA.

Where an investor acquiring control of a Canadian business is resident of a World Trade Organization ("WTO") country, including Americans, the investment is generally reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of January 1, 2004, of Cdn $237 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, unless the Canadian business acquired is engaged in activities in any of the sensitive areas discussed below, in which case lower thresholds for review apply.

Special thresholds apply to acquisitions of Canadian businesses engaged in certain sensitive areas, namely uranium production, financial services, transportation or cultural businesses. Where the Canadian business participates in any of these sensitive areas, the investment is subject to review where its assets are valued at over Cdn $5 million (for direct acquisitions) and Cdn $50 million (for indirect acquisitions). In addition, where certain requirements of ICA's regulations are met and a cabinet order is issued to the effect that the Canadian business relates to Canada's cultural heritage or national identity, review is possible, at the discretion of the Minister of Canadian Heritage, regardless of asset values.

If an investment is reviewable, an application for review, in the form prescribed by the ICA's regulations, is normally required to be filed with the Investment Review Division of Industry Canada or the Department of Canadian Heritage, as applicable, prior to the investment taking place and the investment may not be consummated until the review has been completed. However, the ICA provides for the Minister of Industry or of Canadian Heritage, as applicable, to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. An application in this regard is filed with the applicable Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the applicable department by a province that is likely to be significantly affected by the investment.

The Minister determines whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to factors of assessment, as set out in the ICA, where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing on the utilization of parts, components and services produced in Canada, and on exports from Canada. Additional factors of assessment include: (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;
(iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the ICA requires that the non-Canadian investor provide notice of the acquisition, in the form prescribed, within 30 days after its completion.

There are no limitations under Canadian law on the right of nonresident or foreign owners to hold or vote the common stock of the Company.

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company, as of February 17, 2004. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of February 17, 2004, applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - - Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of February 17, 2004, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of shares of the Company.

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

The Company believes that it was not a PFIC for its fiscal year ended September 30, 2003. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

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

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of February 17, 2004, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the U.S. dollar, and its activities are predominantly executed using the U.S. dollar. The Company incurs a portion of its expenditures in Canadian and Mongolian currencies; however, it is not subject to significant operational exposures due to fluctuations in those currencies.

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

The Company has entered into future long-term contracts for uranium sales in the past, thereby reducing its exposure to changes in uranium prices. However, the Company has sold all of its uranium inventory and uranium supply contracts at this time and has written off all of its uranium properties. As a result, only future uranium production, which at this time is expected to be from alternate feed materials, and, if commodity prices continue to rise, possibly from production from uranium mining properties, will be subject to uranium price fluctuations. To the extent that any such future uranium production is expected to constitute a significant portion of the Company's revenues, the Company will consider the possibility of entering into future sales contracts for all or some of such future production.

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2003. The Company currently has some finished goods inventories of vanadium product.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) The President and Chief Executive Officer and the Chief Financial Officer of the Company have reviewed the Company's disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e), and the effectiveness thereof, based on an evaluation conducted on February 2, 2004, and have concluded that such controls and procedures are effective and are adequate to support the certificates given by such officers in this document.

(b) Not Applicable.

(c)  Not Applicable.

(d) There have not been any significant changes in the Company's internal controls or in any other factors that could significantly affect these controls subsequent to February 2, 2004, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that the Company does not have an audit committee financial expert, within the meaning of item 401(h) of SEC Regulation S-K, serving on its audit committee.

Although a person with such qualifications does not serve on the Company's audit committee, the members of the Company's audit committee nevertheless have extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public resource-based companies. The Company is currently in the process of searching for a financial expert with the qualifications required by item 401(h) of SEC Regulation S-K and that has the requisite knowledge and experience in the Company's business, to be added to the Company's Board of Directors and to serve as the financial expert on the Audit Committee.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F and is also available on the Company's website at www.intluranium.com.

Since the code of ethics was recently adopted on February 12, 2004, the code was not in effect during the Company's fiscal year ended September 30, 2003, and disclosure regarding such fiscal year is not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fiscal Year Ending      Audit Fees            Audit-Related Fees   Tax Fees              All other Fees
-------------------------------------------------------------------------------------------------------
9/30/03                 $57,000               Nil                  $24,450 (1)           Nil
--------------------------------------------------------------------------------------------
9/30/02                 $52,500               $2,500 (3)           $17,500 (2)           Nil

(1) Tax fees consist of fees of $19,500 for assisting the Company in preparing U.S. and Canadian income tax returns and $4,950 for tax planning services.

(2) Tax fees consist of fees for assisting the Company in preparing and filing U.S. and Canadian income tax returns.

(3) Audit-related fees consist of fees for review and discussion of accounting matters relating to the Urizon Joint Venture.

The Company's audit committee policy provides "All auditing services and non-audit services provided to the Corporation by the Corporation's auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation. In no circumstances shall the Corporation's auditors provide any non-audit services to the Corporation that are prohibited by applicable law or regulation."

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

Audit Related Fees:        100%
Tax Fees:                  100%
All Other Fees:            not applicable

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

See Pages F-1 through F-19 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                               Page
                                                                                               ----
Index to Consolidated Financial Statements..................................................    F-i
Auditors' Report to the Shareholders........................................................    F-1
Consolidated Balance Sheets at September 30, 2003 and 2002..................................    F-2
Consolidated Statements of Operations and Deficit
    For the Years Ended September 30, 2003, 2002 and 2001...................................    F-3
Consolidated Statements of Cash Flows for the Years Ended
    September 30, 2003, 2002 and 2001.......................................................    F-4
Notes to the Consolidated Financial Statements..............................................    F-5

     All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     b) Documents filed as exhibits to this Annual Report:

     Index to Exhibits F-20

Exhibit 1.1     Company's Corporate Structure Chart                              F-21

Exhibit 14      Code of Ethics For the Chief Executive Officer, Chief
                Financial Officer and Other Officers                             F-22

Exhibit 31      302 Certification                                                F-24

Exhibit 32      906 Certification                                                F-26

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL URANIUM CORPORATION

By: /s/ David C. Frydenlund
    ----------------------------------
    David C. Frydenlund, Vice President and Chief Financial Officer

Dated:     February 17, 2004

               EXHIBIT  1.1 - COMPANY'S CORPORATE STRUCTURE CHART

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Shareholders............................................   F-1

Consolidated Balance Sheets at September 30, 2003 and 2002......................   F-2

Consolidated Statements of Operations and Deficit
     For the Years Ended September 30, 2003, 2002 and 2001......................   F-3

Consolidated Statements of Cash Flows for the Years Ended
     September 30, 2003, 2002 and 2001..........................................   F-4

Notes to the Consolidated Financial Statements..................................   F-5

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C., Canada
November 14, 2003 (except as to Note 17, which is as of January 8, 2004)

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                                        AT SEPTEMBER 30
                                                                                  2003                   2002
                                                                             -------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                                  $    3,639,079         $    6,710,782
  Short-term investments                                                          1,089,960              3,049,164
  Trade and other receivables                                                       833,038                 99,850
  Inventories (Note 3)                                                            1,761,368              1,720,952
  Prepaid expenses and other                                                        382,488                368,435
  Due from Urizon Joint Venture (Note 4)                                            451,152                      -
  Other asset (Note 8)                                                                    -              3,861,000
                                                                                  8,157,085             15,810,183
                                                                             -------------------------------------
  Plant and equipment, net (Note 5)                                               2,825,238              3,363,253
  Mongolia mineral properties (Note 6)                                            1,776,982                538,897
  Intangible asset (Note 4)                                                         750,000                      -
  Restricted investments (Note 7)                                                12,106,947             12,666,937
                                                                             -------------------------------------
                                                                             $   25,616,252         $   32,379,270
                                                                             =====================================
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities                                   $      847,729         $      762,883
  Notes payable                                                                      14,472                 10,242
  Deferred revenue                                                                        -             10,899,194
  Deferred credit (Note 8)                                                                -              4,220,000
                                                                                    862,201             15,892,319
                                                                             -------------------------------------
  Notes payable, net of current portion                                              51,052                 43,548
  Reclamation obligations (Note 9)                                               12,320,983             12,320,983
  Deferred revenue                                                                2,158,938                      -
  Other long-term liability (Note 4)                                                 98,582                      -
                                                                             -------------------------------------
                                                                                 15,491,756             28,256,850
                                                                             -------------------------------------

SHAREHOLDERS' EQUITY
  Share capital (Note 10)
    Issued and outstanding (68,970,066 and 65,735,066 shares)                    37,935,533             37,466,609
  Deficit                                                                       (27,811,037)           (33,344,189)
                                                                             -------------------------------------
                                                                                 10,124,496              4,122,420
                                                                             -------------------------------------
                                                                             $   25,616,252         $   32,379,270
                                                                             =====================================

Contingency (Note 14)
Subsequent events (Note 17)

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                   /s/ Lukas H. Lundin
Ron F. Hochstein, Director             Lukas H. Lundin, Director

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT)
                             (UNITED STATES DOLLARS)

                                                                             YEARS ENDED SEPTEMBER 30
                                                                     2003              2002               2001
                                                                ---------------------------------------------------
OPERATIONS
Revenue
  Vanadium sales                                                $           -      $           -      $      47,533
  Process milling                                                  12,415,001          6,830,137            762,230
  Engineering Services (Note 13(d))                                   135,017                  -                  -
                                                                ---------------------------------------------------
    Total revenue                                                  12,550,018          6,830,137            809,763
                                                                ---------------------------------------------------
Costs and expenses
  Vanadium cost of sales                                                    -                  -             22,108
  Process milling expenditures                                      4,671,199          2,047,791            766,961
  Mill stand-by expenditures                                          738,730          2,136,389          2,675,090
  Selling, general and administrative                               2,622,131          3,386,845          2,222,478
  Exploration general                                                 209,253             62,936                  -
  Write-down of inventories (Note 3)                                        -            155,334                  -
  Write-down of mineral properties (Note 6)                           118,081                  -                  -
  Change in market value of other asset (Note 8)                      (79,000)          (261,000)          (760,000)
  Change in reclamation obligations                                         -            (29,174)           157,663
  Depreciation                                                         33,210             62,806            106,533
                                                                ---------------------------------------------------
                                                                    8,313,604          7,561,927          5,190,833
                                                                ---------------------------------------------------

Income (loss) before undernoted items                               4,236,414           (731,790)        (4,381,070)
Other income (expense)
  Gain (loss) on sale of land and equipment                           210,603              4,586          (143,929)
  Gain on sale of short-term investments                              579,926            288,409            361,177
  Net interest and other income                                       506,209            623,785          1,340,946
                                                                ---------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR                                  $   5,533,152      $     184,990      $  (2,822,876)
                                                                ===================================================

Basic and diluted income (loss) per share (Note 10)             $        0.08      $           -      $       (0.04)
                                                                ===================================================

Basic weighted average number of shares outstanding                67,011,765         65,652,998         65,542,943
                                                                ===================================================

DEFICIT
Deficit, beginning of year                                      $ (33,344,189)     $ (33,529,179)     $ (30,706,303)
  Net income (loss) for the year                                    5,533,152            184,990         (2,822,876)
                                                                ---------------------------------------------------
DEFICIT, END OF YEAR                                            $ (27,811,037)     $ (33,344,189)     $ (33,529,179)
                                                                ===================================================

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                              YEARS ENDED SEPTEMBER 30
                                                                     2002               2001              2000
                                                                ---------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the year                                  $   5,533,5152     $     184,990      $  (2,822,876)
Items not affecting cash
  Depreciation                                                         617,554           813,050            872,307
  (Gain) loss on sale of land and equipment                           (210,603)           (4,586)           143,929
  Gain on sale of short-term investments                              (579,926)         (288,409)          (361,177)
  Write-down of inventories                                                  -           155,334                  -
  Gain on disposition of other asset                                   (79,000)                -                  -
  Gain in market value of other asset                                        -          (261,000)          (760,000)
  (Decrease) increase in reclamation liabilities                             -           (29,174)           157,663
  Write-down of mineral properties                                     118,081                 -                  -
  Forgiveness of notes receivable                                            -           200,000                  -
Changes in non-cash working capital items
  (Increase) decrease in trade and other receivables                (1,184,340)        1,450,388            892,826
  (Increase) decrease in inventories                                   (40,416)           10,269             26,983
  (Increase) decrease in other current assets                          (14,053)         (162,525)            50,778
  Increase (decrease) in other accounts payable
  and accrued liabilities                                              183,428           355,493           (248,662)
  Decrease (increase) in deferred revenue                           (8,740,256)       (4,166,921)         5,786,113
                                                                ---------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATIONS                           (4,396,379)       (1,743,091)         3,737,884
                                                                ---------------------------------------------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                          (74,616)         (215,554)           (78,151)
  Mongolia mineral properties                                       (1,356,166)         (538,897)                 -
  Purchase of intangible asset                                        (750,000)                -                  -
  Proceeds from sale of surplus equipment and land                     230,100            40,964             41,907
  Purchase of short-term investments                                  (996,675)         (752,626)       (13,070,658)
  Proceeds from sale of short-term investments                       3,559,403         9,679,079          1,744,627
  Decrease (increase) in restricted investments                        536,392        (2,141,864)        (1,654,084)
                                                                ---------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                 1,148,438         6,071,102        (13,016,359)
                                                                ---------------------------------------------------

FINANCING ACTIVITIES

  (Increase) decrease in notes payable                                 (12,686)               31            (16,592)
  Settlement of other asset                                           (280,000)                -                  -
  Exercise of stock options                                            438,924            17,396              9,811
                                                                ---------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                    176,238            17,427             (6,781)
                                                                ---------------------------------------------------
(Decrease) increase in cash and cash equivalents                    (3,071,703)        4,345,438         (9,285,256)
Cash and cash equivalents, beginning of year                         6,710,782         2,365,344         11,650,600
                                                                ---------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $    3,639,079     $   6,710,782      $   2,365,344
                                                                ===================================================

The accompanying notes are an integral part of these financial statements.

                        International Uranium Corporation
                   Notes to Consolidated Financial Statements
                        September 30, 2003, 2002 and 2001
                             (United States Dollars)

1.   ORGANIZATION AND NATURE OF OPERATIONS

     International Uranium Corporation ("IUC" or the "Company") is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices. The Company is also engaged in precious and base metals exploration in Mongolia.

     The Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.

     In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a long-term alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States generally accepted accounting principles, which would have a significant impact on these financial statements, are disclosed in Note 16.

     a.   Basis of consolidation

     The consolidated financial statements include the accounts of its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium (Bermuda II) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation, and on a proportionate consolidation basis, Urizon Recovery Systems, LLC.

     b.   Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

     c.   Cash and cash equivalents

     Cash and cash equivalents consist of cash on deposit and short term money market instruments with maturities at the date of purchase of three months or less.

     d.   Income taxes

     The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not," a valuation allowance is provided.

     e.   Investments

     Investments are valued at the lower of cost and market value except for restricted fixed income securities, which are to be held to maturity and are recorded at amortized cost. Investments are written down to reflect an other than temporary impairment.

     Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

     f.   Inventories

     In-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost and net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost and replacement cost.

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

     i.   Asset impairment

     The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production and capital costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors), estimates of the pounds of uranium and vanadium to be produced, and estimated recycling fees from alternate feed materials. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

     j.   Environmental protection and reclamation costs

     Effective October 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants ("CICA") relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings.

     The implementation of this standard was not material to the Company.

     k.   Foreign currency translation

     These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the mineral exploration properties in Mongolia and Canada. The majority of its costs are denominated in United States dollars.

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

     l.   Basic and diluted earnings per share

     Earnings or loss per share are presented for basic and diluted net income
     (loss). Basic earnings per share are computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.

     m.   Revenue recognition

     Vanadium sales are recorded in the period that title passes to the customer along with the risks and rewards of ownership.

     Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

     Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

     n.   Stock options

     The Company has a stock option plan which is described in Note 10(c).

     Effective October 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees.

     However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (Note 10c).

     o.   Intangible Assets

     Intangible assets consist of technological licenses and are amortized over the estimated useful life of the license.

     p.   Reclassifications

     Certain amounts reported in prior years have been reclassified to conform to the 2003 presentation.

3.   INVENTORIES

                                  2003                       2002
                               ------------------------------------
Vanadium concentrates          $  838,474                $  828,062
In process                         70,242                    20,450
Parts and supplies                852,652                   872,440
                               ------------------------------------
                               $1,761,368                $1,720,952
                               ====================================

     In fiscal 2002, the Company wrote-down the carrying value of its chemical reagents by $155,334 due to the extended duration of mill stand-by.

4.   URIZON JOINT VENTURE

     On October 18, 2002, the Company entered into a joint venture with Nuclear Fuel Services, Inc. for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company. The Company contributed $1,500,000 in cash together with its technology license. NFS contributed its technology license.

     Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The intellectual property represents the Company's 50% interest in Urizon's technology.

     The results of Urizon have been included in the consolidated accounts of the Company on a proportionate basis from the date of acquisition.

     Following are condensed balance sheet and income statements reflecting IUC's interest in the Urizon joint venture.

                                                                  2003
                                                               ----------
Current assets                                                  $710,836
Other assets                                                    $750,000

Current liabilities                                             $237,982
Long term debt                                                   $98,582

Operating loss                                                 ($827,282)
Cash flows from operating activities                            ($39,242)

     The joint venture has no cash flows arising from investing or financing activities.

5.   PLANT AND EQUIPMENT

                                                          Accumulated              2003
                                         Cost             Depreciation              Net
                                     -----------------------------------------------------
Mill buildings and equipment         $6,965,816            $4,546,437           $2,419,379
Other machinery and equipment         1,072,879               667,020              405,859
                                     -----------------------------------------------------
                                     $8,038,695            $5,213,457           $2,825,238
                                     =====================================================

                                                         Accumulated               2002
                                       Cost              Depreciation              Net
                                    -----------------------------------------------------
Mill buildings and equipment        $6,908,150            $3,989,793           $2,918,357
Other machinery and equipment        1,117,780               672,884              444,896
                                    -----------------------------------------------------
                                    $8,025,930            $4,662,677           $3,363,253
                                    =====================================================

     During fiscal 1999 the Company placed its mining operations on stand-by. At September 30, 2003 and September 30, 2002, capital assets include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $376,285 and $401,937, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

6.   MONGOLIA MINERAL PROPERTIES

     Mongolia mineral properties are currently made up of the Company's interest in precious and base metals exploration areas in Mongolia. Amounts capitalized during the year include costs related to acquisition of land interests, review of geological data and satellite imagery, drilling, collection of samples and lab analysis. An analysis by project is shown below:

                                  2002               2003                                  2003
                                   Net           Expenditures        Write-downs            Net
                                --------------------------------------------------------------------
Shiveen Gol                     $ 46,775          $  765,332                  -           $  812,107
Tsagaan Tologoi                   57,742             116,921                  -              174,663
Burkheer Khar                     19,756              52,934                  -               72,690
Erdenet                           65,461             116,666               (113)             182,014
Huvsgol                           42,180              86,094             (4,500)             123,774
Ulziit                             8,761              35,224                  -               43,985
Chandman Uul                      36,498               4,130            (40,628)                   -
Bayan Uul                         60,081               1,000            (61,081)                   -
Gants Modot                            -              46,329                  -               46,329
Other Exploration Costs          201,643             131,536            (11,759)             321,420
                                --------------------------------------------------------------------
                                $538,897          $1,356,166          ($118,081)          $1,776,982
                                ====================================================================

7.   RESTRICTED INVESTMENTS

     The Company has placed cash and fixed income securities on deposit to secure its reclamation bonds and certain other obligations (Notes 8 and 9).

                                    2003               2002
                                ------------------------------
Cash and cash equivalents       $ 2,177,688        $ 3,297,063
Fixed income securities           9,929,259          9,369,874
                                ------------------------------
                                $12,106,947        $12,666,937
                                ==============================

8.   OTHER ASSET

     On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound U(3)O(8) under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U(3)O(8) at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a financing and the cost of the inventory was reclassified as an other asset. Restricted investments (Note
     7) collateralized a portion of the transaction.

     The carrying amount of the other asset was adjusted to the lower of cost or market value at the balance sheet date. Changes in market value were reflected in the statement of operations. In fiscal 2001, as a result of an increase in the uranium market price, the other asset was increased from $7.10 to $9.00 per pound U(3)O(8) resulting in a gain of $760,000. In fiscal 2002, as a result of an increase in the uranium market price, the other asset was increased from $9.00 to $9.75 per pound U(3)O(8) net of any estimated costs to sell, resulting in a gain of $261,000.

     On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000. This resulted in a gain of $79,000.

9.   PROVISIONS FOR RECLAMATION

     Estimated future decommissioning and reclamation costs of the Mill and mining properties have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities, and, in the case of the Mill, are reviewed and adjusted annually by the United States Nuclear Regulatory Commission ("NRC") as appropriate, to accurately reflect the estimated costs of reclamation.

     The Company has posted bonds (secured by cash and fixed income securities) in favor of the NRC and the applicable state regulatory agencies as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 7).

     There have been no changes to the reclamation cost estimate or bonding requirement during the fiscal year.

     Applicable regulations require the Company to estimate reclamation costs on the assumption that the reclamation would be performed at any time by a third party contractor and the reclamation cost estimate required by regulatory authorities is calculated on an undiscounted basis. Management estimates that, once a decision is made to commence reclamation activities, substantially all the reclamation activities could be completed in approximately 24 - 30 months.

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may differ from those estimated and such differences may be material.

10.  SHARE CAPITAL

     a.   Authorized - unlimited number of common shares.

     b.   Issued and outstanding

Shares

                                        2003            2002              2001
                                     --------------------------------------------
Beginning of year                    65,735,066      65,600,066        65,525,066
Employee stock options exercised      3,235,000         135,000            75,000
                                     --------------------------------------------
End of year                          68,970,066      65,735,066        65,600,066
                                     ============================================

Amount

                                       2003             2002              2001
                                    ---------------------------------------------
Beginning of year                   $37,466,609     $37,449,213       $37,439,402
Employee stock options exercised        468,924          17,396             9,811
                                    ---------------------------------------------
End of year                         $37,935,533     $37,466,609       $37,449,213
                                    =============================================

     c.   Stock options

     The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

Stock option transactions were as follows:

                                     2003                  2002                  2001
                                  -----------------------------------------------------
Beginning of year                  4,055,000            4,370,000             4,280,000
Granted                              250,000              495,000               200,000
Exercised                         (3,235,000)            (135,000)              (75,000)
Expired                             (400,000)            (675,000)              (35,000)
                                  -----------------------------------------------------
End of year                          670,000            4,055,000             4,370,000
                                  =====================================================

     Weighted average exercise prices per share were as follows:

                                       2003                 2002                  2001
                                    ----------------------------------------------------
Beginning of year                   Cdn $0.25            Cdn $0.32             Cdn $0.32
Granted                             Cdn $0.31            Cdn $0.32             Cdn $0.26
Exercised                           Cdn $0.20            Cdn $0.20             Cdn $0.20
Expired                             Cdn $0.57            Cdn $0.75             Cdn $0.20
                                    ----------------------------------------------------
End of year                         Cdn $0.32            Cdn $0.25             Cdn $0.32
                                    ====================================================

     Stock options outstanding and exercisable as of September 30, 2003 were as follows:

                           Options Outstanding and Exercisable
------------------------------------------------------------------------------------------
                                                                          Weighted Average
                               Average Remaining Contractual               Exercise Price
Number Outstanding                      Life (Years)                         Per Share
------------------------------------------------------------------------------------------
     300,000                                1.25                             Cdn $0.30
     250,000                                2.03                             Cdn $0.31
     120,000                                0.72                             Cdn $0.37
------------------------------------------------------------------------------------------
     670,000                                1.44                             Cdn $0.32
==========================================================================================

     Outstanding options expire between June 2004 and October 2005.

     Effective October 1, 2002, the Company adopted the new accounting standard for stock based compensation. For income statement purposes the Company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of stock options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $35,751 in respect of its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                                            Year Ended
                                                           September 30,
                                                               2003
                                                           -------------
Net earnings as reported                                    $5,533,152
Compensation expense                                          ($35,751)
Pro forma                                                   $5,497,401

Basic and diluted earnings per share:
As reported                                                 $     0.08
Pro forma                                                   $     0.08

     The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Dividend yield                                                       0%
Average risk free interest rate                                   4.04%
Expected volatility                                                 65%
Expected life of options                                       3 years

     Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at September 30 for, 2003, 2002 and 2001 was 67,011,765, 65,652,998 and 65,542,943, respectively.

     Diluted net income per share reflects the dilutive effect of the exercise of stock options outstanding as at year end. The effect of stock options on the net loss per share in 2001 was not reflected as to do so would be anti dilutive. The number of shares for the diluted net income per share calculation for 2003 and 2002 were 67,634,896 and 66,926,114 respectively.

11.  INCOME TAXES

                                                       2003                  2002                 2001
                                                    -----------------------------------------------------
Reconciliation
     Combined basic rate                                   40%                    40%                  40%
     Income (loss) from operations                   5,533,152               184,990          ($2,822,876)
                                                    -----------------------------------------------------
     Income tax recovery at basic rate               2,213,261                73,996           (1,129,150)

     Change in valuation allowance                  (2,448,966)                6,228            1,116,563
     Other                                             235,705               (80,224)              12,587
     Tax    expense    per    consolidated
                                                    -----------------------------------------------------
     financial statements                                    -                     -                    -
                                                    =====================================================

Future income tax assets
     Tax losses carried forward                      5,283,133             4,667,921            2,532,076
     Inventory                                         382,169               413,769              456,036
     Mineral properties                              1,124,872             1,472,807            1,444,766
     Deferred revenue                                  863,575             3,149,145            4,815,913
     Other                                                  --                    --              448,623
                                                    -----------------------------------------------------
                                                     7,653,749             9,703,642            9,697,414
Future income tax liability
     Capital assets                                 (1,215,287)             (881,176)            (881,176)
     Valuation allowance                            (6,438,462)           (8,822,466)          (8,816,238)
                                                    -----------------------------------------------------
     Net future income taxes                                 -                     -                    -
                                                    =====================================================

     Non-capital loss carry forwards for Canadian tax purposes of approximately $2,386,693 expire from 2004. For U.S. income tax purposes, loss carry forwards of approximately $11,022,815 begin to expire in 2015 unless utilized.

12.  SEGMENTED INFORMATION

     a.   Geographic information

                                     2003                  2002                  2001
                                 --------------------------------------------------------
Revenue
         United States            $12,550,018           $ 6,830,137           $   809,763
                                 --------------------------------------------------------
                                  $12,550,018           $ 6,830,137           $   809,763
                                 ========================================================

Net loss
         Canada                  ($   174,372)         ($   192,922)         ($   189,151)
         United States              6,065,195               446,697            (2,440,296)
         Mongolia                    (357,671)              (68,785)             (193,429)
                                 --------------------------------------------------------
                                  $ 5,533,152           $   184,990          ($ 2,822,876)
                                 ========================================================

Total assets
         Canada                   $   465,510           $    71,657           $    49,080
         United States             23,047,594            31,656,351            35,873,177
         Mongolia                   2,103,148               651,262                95,198
                                 --------------------------------------------------------
                                  $25,616,252           $32,379,270           $36,017,455
                                 ========================================================

     b.   Major Customers

     The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During fiscal 2003, 2002 and 2001, a process milling customer accounted for approximately 89%, 100% and 80% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

13.  RELATED PARTY TRANSACTIONS

     a. During the year ended September 30, 2003, the Company incurred legal fees of $45,847 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $10,960 for the year ended September 30, 2002 and $8,402 for the year ended September 30, 2001.

     b. During each of the years ended September 30, 2003, 2002 and 2001, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Amounts due to this company were nil as of September 30, 2003 (2002 - $7,500).

     c. During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. The loan was forgiven on September 30, 2002. The loan was non-interest bearing and was collateralized by the officer's personal residence.

     d. During the year ended September 30, 2003, the Company provided mine reclamation management and engineering support services of $135,017 on a cost plus basis to a company with common directors. Amounts due from this company were $92,426 as of September 30, 2003.

14.  CONTINGENCY AND COMMITMENTS

     As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

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

     The Company has committed to payments under operating leases for the rental of office space and office equipment. The future minimum lease payments over the next five years are as follows:

2003                             $109,198
2004                             $111,377
2005                             $ 70,824
2006                             $ 12,276
2007                             $  9,207

     The company's mineral property commitments are described in Note 17.

15.  FINANCIAL INSTRUMENTS

     a.   Credit risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times exceed federally insured levels. The Company's investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

     At September 30, 2003, one processing milling customer accounted for 44% of accounts receivable. At September 30, 2002, the same processing milling customer accounted for 86% of accounts receivable.

     b.   Fair values

     At September 30, 2003 and 2002, the fair values of cash and cash equivalents, trade and other receivables, and amounts due from the Urizon Joint Venture, approximate their carrying values because of the short-term nature of these instruments.

     The fair value of the Company's short-term investments will fluctuate with market prices. At September 30, 2003, market value of these securities exceeded cost by $929,275.

     The fair values of the Company's investments in U.S. government bonds, commercial paper, and corporate bonds, approximate carrying values. Notes receivable and notes payable are at market terms and accordingly, fair values approximate carrying values.

     The fair value of cash and cash equivalents and fixed income securities classified as restricted investments approximates carrying values.

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The tables below only address measurement differences between Canadian and U.S. GAAP.

     Consolidated Balance Sheets

                                                                               2003              2002
                                                                            -----------------------------
Short-term investments
     Canadian basis                                                         $ 1,089,960       $ 3,049,164
     Unrealized gain on available for sale securities (d)                       929,275                 -
                                                                            -----------------------------
     U.S. basis                                                             $ 2,019,235       $ 3,049,164
                                                                            =============================

Plant and equipment, net
     Canadian basis                                                         $ 2,825,238       $ 3,363,253
     Accumulated depreciation of assets held for resale (a)                     223,234           223,234
                                                                            -----------------------------
     U.S. basis                                                             $ 3,048,472       $ 3,586,487
                                                                            =============================

Mongolia mineral properties
     Canadian basis                                                         $ 1,776,982       $   538,897
     Exploration expenditures (b)                                            (1,776,982)         (538,897)
                                                                            -----------------------------
     U.S. basis                                                                       -                 -
                                                                            =============================

Share capital
     Canadian basis                                                         $37,935,533       $37,466,609
     Amalgamation (c)                                                          (615,970)         (615,970)
                                                                            -----------------------------
     U.S. basis                                                             $37,319,563       $36,850,639
                                                                            =============================

                                                                                2003              2002
                                                                           -------------------------------
Deficit
    Canadian basis                                                         ($27,811,037)     ($33,344,189)
    Amalgamation (c)                                                            615,970           615,970
    Exploration expenditures (b)                                             (1,776,982)         (538,897)
    Accumulated depreciation of assets held for resale (a)                      223,234           223,234
                                                                           ------------------------------
    U.S. basis                                                             ($28,748,815)     ($33,043,882)
                                                                           ==============================
Other Comprehensive Income - U.S. basis
    Unrealized gain on available for sale securities (d)                        929,275                 -
                                                                           ==============================

     Consolidated Statements of Earnings

                                                              2003              2002             2001
                                                          ----------------------------------------------
Net income (loss) under Canadian GAAP                     $  5,533,152       $  184,990      ($2,822,876)
Exploration expenditures (b)                                (1,238,085)        (538,897)               -
                                                          ----------------------------------------------
Net income (loss) under U.S. GAAP                            4,295,067         (353,907)      (2,822,876)
Unrealized gain on available for sale securities (d)           929,275                -                -
                                                          ==============================================
Comprehensive income (loss) under U.S. GAAP               $  5,224,342      ($  353,907)     ($2,822,876)
                                                          ==============================================
Basic and diluted net income (loss)
per share, U.S. GAAP                                      $       0.06      ($     0.01)     ($     0.04)
                                                          ==============================================

     Consolidated Statements of Cash Flows

                                                               2003             2002             2001
                                                          ----------------------------------------------
Cash (used in) provided by operations under
Canadian GAAP                                             ($ 4,396,379)     ($1,743,091)     $ 3,737,884
Exploration expenditures (b)                                (1,238,085)        (538,897)               -
                                                          ----------------------------------------------
Cash provided by (used in) operations under U.S.
GAAP                                                      ($ 5,634,464)     ($2,281,988)     $ 3,737,884
                                                          ==============================================
Cash provided by (used in) investing activities under
Canadian GAAP                                              $ 1,148,438       $6,071,102     ($13,016,359)
Exploration expenditures (b)                                 1,238,085          538,897                -
                                                          ----------------------------------------------
Cash provided by (used in) investing activities under
U.S. GAAP                                                  $ 2,386,523       $6,609,999     ($13,016,359)
                                                          ==============================================

     a. Under Canadian GAAP, the Company's surplus assets were depreciated in excess of net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

     b. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2h. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

     c. Under Canadian GAAP, the amalgamation of the Company with Thornbury Capital Corporation in 1997 has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has subsequently been written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

     d. Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

     e. Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint venture are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint venture need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

     f. In 2002, the CICA issued Section 3063, "Impairment of long-lived assets". This standard is effective for years beginning on or after April 1, 2003. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of non monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

          The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

          The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company will be required to adopt the standard on October 1, 2004.

          In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new Section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statements Concepts" paragraphs 1000.59-61. Also in July 2003, the CICA released section 1400, "General Standards of Financial Statement Presentation". This Section clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

17.  SUBSEQUENT EVENTS

     During the first quarter of fiscal 2004, the Company signed a letter of intent to acquire a 75% interest in the Moore Lake project, a uranium exploration project in the southeastern sector of the Athabasca Basin of northern Saskatchewan. The Moore Lake project is being optioned from JNR Resources Inc. IUC has an option to earn up to a 75% interest in the property through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. The first year expenditure requirement is Cdn $850,000. In addition, IUC has an option to acquire a 75% interest in the Lazy Edward Bay uranium property, located west of Moore Lake, through expenditures of Cdn $500,000 over a period of 2 years. In order to fund exploration work on this project, the

     Company has completed a private placement for 2 million flow through common shares at a price of Cdn $1.10 per share.

     On December 16, 2003, the Company completed a private placement for 6.7 million common shares at a price of Cdn $1.50 per share. Net proceeds of the offering will be used towards uranium exploration in the Athabasca Basin of northern Saskatchewan as well as for general working capital purposes.

     On January 8, 2004, the Company signed a letter of intent to acquire a 75% interest in the Crawford Lake uranium exploration project from Phelps Dodge Corporation of Canada, Limited. The property is located in the Athabasca Basin of northern Saskatchewan. Upon completion of the formal agreement and receipt of regulatory approvals, the Company will be able to earn up to a 75% interest in the property through expenditures of Cdn $2.5 million over a four year period. The first year expenditure requirement is Cdn $250,000 of which Cdn $150,000 is a firm commitment.

                                INDEX TO EXHIBITS

Exhibit Number                              Description
--------------                              -----------
1.1                                         Company's Corporate Structure Chart

14                                          Code of Ethics For the Chief Executive Officer, Chief
                                            Financial Officer and Other Officers

31                                          302 Certification

32                                          906 Certification