Form 20-F
period 2004-09-30
INTERNATIONAL URANIUM CORP
filed 2005-02-14
CIK 1063259

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

                  For the fiscal year ended September 30, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.
             For the transition period from___________ to___________

                         Commission File Number: 0-24443

                        INTERNATIONAL URANIUM CORPORATION
               (Exact name of Company as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

       SUITE 2101, 885 WEST GEORGIA STREET, VANCOUVER, B.C. CANADA V6C 3E8
                    (Address of principal executive offices)

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

                                                ISSUED AND OUTSTANDING
             TITLE OF CLASS                     AS OF SEPTEMBER 30, 2004
             --------------                     ------------------------

     Common Stock, Without Par Value            79,635,066 common shares

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

COMPANY The Company and all of its subsidiaries, including Fortress, on a consolidated basis;

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

EPA                    Means the United States Environmental Protection Agency;

FEE LAND               Means private land;

FORTRESS Fortress Minerals Corp., a subsidiary of the Company, the shares of which are traded on the TSX Venture Exchange;

FUSRAP                 Formerly Utilized Sites Remedial Action Program;

GPT                    Grams per tonne;

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

KM Kilometer, a measurement of distance equivalent to 1,000 meters or 0.62 miles;

METER Meter, a measurement of distance equivalent to 39.37 inches;

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

NI 43-101              National Instrument 43-101 Standards of Disclosure for
                       Mineral Projects, promulgated by the Canadian Securities
                       Administrators;

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

PPB                    Parts per Billion;

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

      A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the periods ended September 30, 2004, 2003, 2002, 2001 and 2000, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:

                            SELECTED FINANCIAL DATA

                         FISCAL YEAR ENDED    FISCAL YEAR ENDED   FISCAL YEAR ENDED    FISCAL YEAR ENDED   FISCAL YEAR ENDED
                            SEPTEMBER 30        SEPTEMBER 30         SEPTEMBER 30        SEPTEMBER 30        SEPTEMBER 30
                              2004                 2003                  2002               2001                2000
                         -----------------    -----------------   -----------------    -----------------   -----------------
Revenues                    $  2,424,456        $ 12,550,018         $  6,830,137        $    809,763        $ 16,060,172

Net income (loss)
    Canadian GAAP           $ (2,186,679)       $  5,533,152         $    184,990        $ (2,822,876)       $(15,244,651)
    US GAAP                 $ (7,400,858)       $  4,295,067         $   (353,907)       $ (2,822,876)       $ (4,552,890)

Basic/diluted
income(loss) per
equity share
    Canadian GAAP           $      (0.03)       $       0.08         $          -        $      (0.04)       $      (0.23)
    US GAAP                 $      (0.10)       $       0.06         $      (0.01)       $      (0.04)       $      (0.07)

Total assets
    Canadian GAAP           $ 38,387,555        $ 25,616,252         $ 32,379,270        $ 36,017,455        $ 33,152,084
    US GAAP                 $ 38,452,180        $ 24,991,779         $ 32,063,607        $ 36,040,689        $ 33,175,318

Net Assets
    Canadian GAAP           $ 20,532,482        $ 10,124,496         $  4,122,420        $  3,920,034        $  6,733,099
    US GAAP                 $ 19,597,107        $  8,570,748         $  3,806,757        $  3,943,268        $  6,756,333

Capital stock
    Canadian GAAP           $ 50,305,480        $ 37,935,533         $ 37,466,609        $ 37,449,213        $ 37,439,402
    US GAAP                 $ 49,960,859        $ 37,319,563         $ 36,850,639        $ 36,633,243        $ 36,623,432

Number of shares              79,635,066          68,970,066           65,735,066          65,600,066          65,525,066
outstanding

Dividends declared          $          -        $          -         $          -        $          -        $          -

      B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

      C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

      D. RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

NATURE OF MINERAL EXPLORATION AND MINING

The Company is engaged in exploration activity for uranium in Canada and Mongolia, and through the Company's subsidiary Fortress Minerals Corp. ("Fortress"), for precious and base metals in Mongolia. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a uranium, precious or base metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

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

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Company's revenues have been derived from the sale of uranium and vanadium in the past, the Company's net earnings can be affected by the long- and short-term market price of U(3)O(8) and V(2)O(5). Uranium and vanadium prices are subject to fluctuation. The prices of uranium and vanadium have been and will continue to be affected by numerous factors beyond the Company's control. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production.

During fiscal 2004, U(3)O(8) prices started at $12.20 per pound U(3)O(8) in September 2003, and then increased to $20.00 per pound in September 2004 and to $21.00 per pound in February 2005. Vanadium prices also continued to strengthen throughout the fiscal year, starting in the $3.00 to $3.75 per pound V(2)O(5) range and ending the year in the $5.00 to $6.50 per pound V(2)O(5) range. By the end of January, 2005 V(2)O(5) prices have posted even stronger gains to $9.00 per pound V(2)O(5).

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit figures included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

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

The Company maintains insurance against certain risks that are typical in the uranium industry. As of February 14, 2005, this includes approximately $49,300,000 of real and personal property insurance coverage for the White Mesa Mill and mining properties, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $6,000,000 of general liability insurance per occurrence. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

ENVIRONMENTAL RISKS

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. The material laws and regulations that the Company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations, as applicable. The Company complies with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the State of Utah. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act.. The Company utilizes specific employees and consultants in order to comply with and maintain the Company's compliance with the above laws and regulations.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

The Company has detected some chloroform contamination in the perched groundwater zone at the Mill site. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during construction of the Mill facility, and septic drainfields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. See "Item 8. Financial Information - Legal Proceedings." The source and extent of this contamination are currently under investigation, and interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. A final corrective action plan has not yet been developed. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, and for so long as the Company remains owner thereof, the Company is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company's financial statements contain, as a liability, the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements. In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company may need to be increased. See "Item 4. Information on the Company - Reclamation."

MONGOLIAN PROPERTIES

The Company owns an interest in a Mongolian uranium joint venture, which owns uranium properties and is undertaking a uranium exploration program in Mongolia. The Company's subsidiary Fortress is also undertaking a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company's interest in these Mongolian assets.

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

RELIANCE ON ALTERNATE FEED INCOME; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Company's expected revenues and income over the next several years is expected to result from processing alternate feed materials through the White Mesa Mill. The Company's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license. There can be no assurance that such license amendments will be issued by applicable regulatory authorities. See "Item 4. Information on the Company - Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings."

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

LIMITED OPERATING HISTORY

The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies (See "Item 4: Information on the Company - History and Development of the Company"). As a result, the Company has had a limited history of operations. There can be no assurance that the Company's operations will be profitable.

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

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former CIS and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium ("HEU") into the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

                             DESCRIPTION OF BUSINESS

The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste products at its White Mesa uranium Mill as an alternative to the direct disposal of these waste products. In addition, the Company sells uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines that have been shut down pending further improvements in commodity prices. See "Current Operations". In addition, the Company's subsidiary Fortress is engaged in precious and base metal exploration in Mongolia. See "Mongolian Precious and Base Metals Properties."

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

The head office of the Company is located at 2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8, telephone number 604-689-7842. The Company's United States operations are headquartered at Suite 950, 1050 Seventeenth Street, Denver, CO 80265, telephone number 303-628-7798. The registered office of the Company is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, telephone number 416-869-5300.

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

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999, and shut down all of its mines and its Mongolian uranium joint venture. However, as a result of recent increases in uranium prices, the Company has acquired and staked uranium exploration properties in Canada and commenced exploration on certain of those properties in early fiscal 2004. The Company has also recommenced its uranium exploration program in Mongolia. In addition, the Company is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

The Company's subsidiary Fortress is undertaking a precious and base metals exploration program in Mongolia. See "Exploration for Precious and Base Metals in Mongolia."

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

CANADIAN ASSETS

In Canada, the Company has the following assets:

      - an option to earn a 75% interest in the Moore Lake uranium exploration property.

      - an option to earn a 75% interest in the Lazy Edward Bay uranium exploration property.

      - an option to earn a 75% interest in the Crawford Lake and Brown Lake exploration projects, subject to signing of formal agreements.

      - a 100% interest in the Key Lake South, Perpete Lake, Ford Lake and Johnstone Lake uranium exploration properties

In addition, the Company has staked additional exploration ground in the Athabasca Basin. See "Canadian Uranium Exploration Properties."

MONGOLIAN PROPERTIES

The Company has the following assets in Mongolia:

      - a 70% interest in the Gurvan-Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. As of February 14, 2005, the Gurvan-Saihan Joint Venture holds 1.774 million hectares of uranium exploration properties in Mongolia. See "Mongolian Uranium Property."

      - Six exploration licenses, totaling 607,700 hectares as of February 14, 2005, which are wholly owned by the Company through it's subsidiary International Uranium Mongolia, XXK.

      - A 58.24% share ownership interest in Fortress. Fortress holds gold and base metals exploration properties, totaling 4.5 million hectares, as of February 14, 2005. See "Mongolian Precious and Base Metals Properties." Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST), and have traded in the range of Cdn$0.20 to Cdn$0.65 per share between June 28, 2004 and January 31, 2005, with the total volume of shares traded during that period being 8,119,600 shares.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years were $5,806,847 for mineral property exploration. $2,309,178 was spent on Canadian uranium exploration, $3,444,593 was spent on Fortress' precious and base metals exploration program in Mongolia, and $53,076 was spent on Mongolian uranium exploration. The Company expended $454,653 during the last three fiscal years primarily on plant and equipment for its U.S. operations. In addition, the Company contributed $1,500,000 in cash together with its technology license to the Urizon Joint Venture. During this same time period the Company raised proceeds of approximately $335,203 from the sale of surplus mining equipment, resulting in a net gain of $274,119. In addition, due to a significant deterioration in the market price of uranium and vanadium during the period 1999-2002, the Company wrote off its investment in its Mongolian uranium joint venture and U.S. mining properties at that time. However, with continued upward pressure on world uranium prices throughout fiscal 2004, the Company recommenced its uranium exploration program in Mongolia (See "Mongolian Uranium Property"), and is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

The Company expects to finance the development of the alternate feed business, which continues to be a major focus of the Company in the United States, through internal sources, and its uranium exploration program in Canada and Mongolia through the issuance of equity by the Company. To this end, the Company raised gross proceeds of Cdn $12.25 million through the issuance of equity in the first quarter of fiscal 2004 and Cdn $5,000,000 through the issuance of equity in the fourth quarter of fiscal 2004. Fortress's precious and base metals exploration program in Mongolia will continue to be funded through the issuance of equity by Fortress. To that end, Fortress raised gross proceeds of Cdn $1,995,000 through the issuance of equity in fiscal 2004. See "Canadian Uranium Exploration Properties," "Mongolian Precious and Base Metals Properties" and "Financing Activities."

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

The Company continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Company commenced the milling of this material in June, 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the material was completed in October of 1999 and the Company recovered approximately 487,000 pounds of U(3)O(8) in concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices at the time and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company had also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999, and closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000. Uranium prices have since improved, and the Company has initiated a uranium exploration program in Canada (See "Canadian Uranium Exploration Properties"), and has recommenced its Mongolian uranium exploration program (See "Mongolian Exploration Properties"). In addition, the Company is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

B. BUSINESS OVERVIEW

                               CURRENT OPERATIONS

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia, which is currently being undertaken by the Company's subsidiary Fortress. See "Alternate Feed Processing" and "Mongolian Precious and Base Metals Properties." Uranium prices have risen significantly since late fiscal 2003. As a result of these increases in uranium prices, the Company acquired and staked uranium exploration properties in the Athabasca Region of Saskatchewan, Canada, which presently accounts for nearly one-third of the world's annual uranium production, and commenced exploration on certain of those properties in early fiscal 2004. See "Canadian Uranium Exploration Properties." The Company has also recommenced its uranium exploration program in Mongolia. See "Mongolian Exploration Properties". In addition, the Company is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

In addition to its uranium exploration program, the Company will continue to devote significant resources to the continuing development of the alternate feed, uranium-bearing waste recycling business. See "Alternate Feed Processing."

To keep overhead and stand-by expenditures at a minimum, the Company continues to staff the White Mesa Mill with a crew of 16 personnel, down from previous levels of 20 to 25 personnel while on standby. Staffing at the Mill will increase during fiscal 2005 with the next Mill run, which is expected to commence in late second or early third quarter of fiscal 2005. See "White Mesa
Mill: Current Condition and Operating Status".

ALTERNATE FEED PROCESSING OVERVIEW

During fiscal 2004, the Company continued to receive uranium bearing materials under its existing contract with Cameco Corporation, and small quantities of materials under its existing Formerly Utilized Sites Remedial Action Program ("FUSRAP") contract for the Linde site, near Buffalo, New York. During fiscal 2004 the Company received approximately 3,400 tons of material from the Linde site, which together with material received from that site in previous fiscal years totals approximately 117,600 tons of material received from that site. There is a possibility that the Company may receive additional quantities of material from the Linde site. In addition, in fiscal 2004, the Company received approximately 5,400 tons of material from a commercial metals producer, and to date in fiscal 2005, the Company has received approximately 260 tons of monazite sands from Heritage Minerals Inc. in New Jersey. As of December 31, 2004, the Mill has approximately 44,800 tons of alternate feed material from these three sites that, along with the Cameco materials received at the Mill to date, will be processed during the next mill run, which is expected to commence in the second or third quarter of fiscal 2005.

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

Process milling of alternate feeds and related activities generated revenues of $420,646, which was 17% of the Company's fiscal 2004 revenues. Alternate feed processing activities in fiscal 2004 consisted primarily of the receipt, sampling and analysis of Linde materials and materials from a commercial metals processor. In the case of the Linde materials, the Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In the case of the materials from the metals processor, the Company receives a materials receipt fee on receipt of the materials, which is recorded as revenue, and a recycling fee which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 2002, 2003 and 2004, process revenues from alternate feed production and related activities were, $6,830,137, $12,415,001 and $420,646, respectively, representing, 100%, close to
100% and 17% of total revenues for those periods. The remaining revenues received during those periods were derived from the sale of vanadium black flake, which was produced during the 1999 conventional ore mill run, and from engineering services the Company provided, on a cost plus basis to a related company, which was reclaiming a mine site in the U.S. There were no sales of uranium in fiscal 2004. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but approximately 65,000 pounds of its vanadium inventories. It is therefore expected that future operating revenues will be primarily from the Company's alternate feed business, or, if commodity prices improve enough to justify production from the Company's U.S. uranium properties, from future uranium and vanadium production.

On August 16, 2004, the State of Utah assumed primary regulatory authority over the Mill, from the United States Nuclear Regulatory Commission.

URANIUM EXPLORATION AND DEVELOPMENT

As a result of recent increases in uranium prices, the Company acquired interests in and staked uranium exploration properties in Canada in early fiscal 2004, and commenced exploration on certain of those properties in fiscal 2004. The total amount expended by the Company on the acquisition and exploration of Canadian exploration properties was $2,309,178. See "Canadian Uranium Exploration Properties" and "The Uranium Industry."

Due to the depressed uranium market at the time and then current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture in fiscal 2000, which is the Company's uranium development and exploration program in Mongolia. The decision was also made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan-Saihan Joint Venture by $10,963,248. See "Mongolian Uranium Property." The Company's office in Ulaanbaatar was downsized during fiscal 2000 but was maintained, and has been utilized to support the Company's subsidiary, Fortress', precious and base metals exploration program in Mongolia. See "Mongolian Precious and Base Metals Properties." However, with higher uranium prices, the Company restarted uranium exploration for the Gurvan-Saihan Joint Venture in fiscal 2004, spending $53,076 on field work during the period. See "Mongolian Uranium Properties". In addition, the Company initiated a property acquisition and uranium exploration program in late fiscal 2004 on properties acquired 100% for the benefit of the Company, through the Company's wholly owned subsidiary International Uranium Mongolia, XXK.

MARKETING

Given the depressed uranium market at the time and then continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts in fiscal 2000. The Company did not produce or sell any uranium in fiscal 2004. However, the Company did sell all of its inventory of 417,748 pounds of vanadium blackflake, for net proceeds of $1,582,628. The Company continues to hold approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $9.00 to $9.50 per pound V(2)O(5). The Company is continuing to evaluate opportunities to sell its remaining inventory.

MOAB TAILINGS PROJECT INITIATIVE

The Moab tailings pile contains an estimated 12 million tons of mill tailings, mill debris, contaminated soils, and cover material, located near Moab Utah, approximately 90 miles north of the White Mesa Mill. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater due to seepage of pollutants into the River, have lead DOE to investigate several alternatives for final remediation of the pile. In December 2002, the DOE announced the initiation of an Environmental Impact Statement ("EIS") for the remediation of the tailings pile, in which it will evaluate several alternatives, including the relocation of the Moab tailings pile to the White Mesa Mill by slurry pipeline. In May 2003, the Company presented the White Mesa option for inclusion in the DOE's EIS. A draft EIS was published for public comment in November, 2004, and will remain open for comment until February 18, 2005. Contrary to normal practice, the draft EIS does not state a recommended or preferred option. See "Moab Tailings Project."

PRECIOUS AND BASE METALS EXPLORATION PROGRAM

During fiscal 2002 the Company commenced an exploration program for precious and base metals in Mongolia. On June 23, 2004, the Company sold its Mongolian precious and base metals assets to Fortress, in consideration of a majority share ownership interest in Fortress. Fortress is a public company traded on the Toronto Venture Exchange. As of February 14, 2005, Fortress' land holdings for the precious and base metals exploration program total 4.5 million hectares. During fiscal 2004, the Company expended $1,085,631 on field campaigns of geologic mapping, geophysical surveys, sampling and data analysis, and drilling on certain of the properties, up until June 23, 2004, the date of acquisition of those properties by Fortress. From June 24, 2004 to September 30, 2004, Fortress expended an additional $463,899 on its precious and base metals exploration program in Mongolia. See "Mongolian Precious and Base Metals Properties."

FINANCING ACTIVITIES

In order to fund exploration work on the Company's Canadian uranium properties (see "Canadian Uranium Exploration Properties") the Company completed private placements of 2.0 million common shares at a price of Cdn $1.10 per share, on November 12, 2003 and 1,250,000 common shares at a price of Cdn $4.00 per share on September 21, 2004, and realized gross proceeds of Cdn $2,200,000 and $5,000,000, respectively. Because the proceeds from the issuance of these shares will be used solely for exploration on eligible Canadian mineral properties, these shares, which are regular common shares, are considered "flow-through" shares for Canadian income tax purposes. Under Canadian income tax rules, a flow-through share is a mechanism whereby the flow-through share investor is entitled to deduct certain Canadian exploration and development expenditures incurred by the Company, and the Company renounces its ability to deduct such expenditures.

On December 16, 2003, the Company completed a private placement offering for a total of 6,700,000 common shares at a price of Cdn $1.50 per share, and realized gross proceeds of Cdn $10,050,000. Net proceeds of the offering are used towards uranium exploration as well as for general working capital purposes.

In addition to the foregoing, on September 1, 2004, the Company's subsidiary Fortress completed a private placement of 4,987,500 units at a price of Cdn $0.40 per unit for gross proceeds of Cdn $1,995,000. Each unit consists of one common share and one-half common share purchase warrant, each whole warrant entitling the holder to purchase one additional share of Fortress for a period of twenty-four months from closing of the placement at a price of Cdn $0.50 per share for the first year and Cdn $0.60 per share in the second year. Certain selling agents were issued warrants entitling them to purchase 249,375 common shares in aggregate, exercisable until September 1, 2005 at a price of Cdn $0.50 per share. These funds are used for exploration in Mongolia and for Fortress' general working capital purposes.

                            ALTERNATE FEED PROCESSING

Commissioned in 1980, the White Mesa Mill has processed conventionally mined mineralized material for the recovery of uranium and vanadium for many years. In addition, the Company's State of Utah Radioactive Materials License gives the Company the right to process other uranium-bearing materials known as "alternate feeds," pursuant to an Alternate Feed Guidance adopted by the NRC in 1995 and amended in 2000. Alternate feeds are uranium-bearing materials, which usually are classified as waste products to the generators of the materials. Requiring a routine amendment to its license for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining byproduct in the Mill's licensed tailings cells, rather than directly disposing of the materials at a disposal site. This gives the Company the ability to process certain alternate feeds and generate earnings that are largely independent of uranium market prices. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

As of February 14, 2005, the Mill has received fourteen license amendments, authorizing the Mill to process seventeen different alternate feed materials. As of February 14, 2005, the Mill has recovered approximately 1,125,000 pounds of U(3)O(8) from processing alternate feed materials. Of these amendments, eight involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These nine feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 52,000 tons of FUSRAP material from the Ashland 2 site, approximately 172,830 tons of FUSRAP material from the Ashland 1 site and approximately 78,390 tons of FUSRAP material from the Linde site, all near Buffalo, New York. In addition, another 39,000 tons of Linde material is currently stockpiled at the Mill, which will be processed during the next Mill run. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded these contracts to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Company was able to allow the Corps to clean up these sites at less cost than would have been incurred had the disposal-only option been used.

As of February 14, 2005 the Company estimates that there are potentially several hundred thousand tons of uranium-bearing soils and materials located at FUSRAP and similar sites. It is anticipated that these uranium-bearing soils will be excavated over the next several years and then transported to either a disposal only facility or in some cases to a recycling facility, like the White Mesa Mill.

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

Government remediation projects, such as those involving the clean-up of FUSRAP sites, are generally well known in the industry. Each such project typically takes several years to characterize and to obtain all agency approvals required in order to proceed to remediation. Once the project reaches the remediation stage, and government funding has been allocated to the project, it typically is put out to tender for sealed bids, and site remediation, transportation and disposal/recycling facility contracts are then awarded. This process typically takes several months to complete. Once contracts are awarded, actual remediation could last for months to years, depending on the size of the project and government funding priorities. Depending on the project, there are typically three to five qualified disposal/recycling facilities that will bid on each contract. There are also other government sources of alternate feed materials that are not on any particular schedule or program for remediation. These are not as well known in the industry, and it is incumbent upon the Company to identify these. These types of contracts may be sole-source or may be subject to public tender, depending on the circumstances. While some private industry contracts relate to private sites that must be remediated under regulatory order or directive within set time frames and in many respects resemble government remediation contracts in scope and timing, most private industry contracts are not well publicized and need not be remediated within any set time period. It is incumbent upon the Company to identify these types of contracts. Most of these types of contracts are sole-source. As of February 14, 2005, the Company has been successful in obtaining approximately 33% of the contracts that were issued under competitive bids and approximately 65% of all contracts the Company sought.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. These amendments are granted under the rules and regulations of the State of Utah. Some of the Company's alternate feed projects have been challenged in the past by the State of Utah, a commercial disposal company and other parties. As of February 14, 2005, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges before the NRC, to date.

The 2000 legal dispute between the Company and the State of Utah has been resolved, and the Company now works closely and in cooperation with the Utah Department of Environmental Quality ("UDEQ") on all Mill regulatory matters. The State of Utah became an Agreement State for the regulation of uranium mills in Utah on August 16, 2004, and at that time assumed primary regulatory jurisdiction over the Mill.

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

The Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that revenues from recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. As noted above, there are potentially several hundred thousand tons of this type of material in the U.S. However, in order for the Company to become profitable solely as a result of this business the Company must be able to: A) identify a sufficient number of contracts that would be profitable for the Company; B) be successful in winning a sufficient number of these contracts in the face of competition from other facilities; and C) receive these contracts in a time frame and have sufficient backlog of such contracts to allow the Mill to operate at a sufficient rate to more than cover its costs of production, any standby costs that are incurred between Mill runs, and other corporate overheads. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company. Given the timeframes inherent in bidding for and being awarded government contracts and identifying and securing commercial contracts for alternate feed materials, this could take a matter of years to achieve.

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

The first phase of the project is the preparation and submittal of a request for an amendment to the Mill's license. Assuming receipt of regulatory approvals, construction of the blending facility at NFS' site in Erwin, Tennessee could be completed within two years of submittal. Commercial production would be expected to last three to six years or longer depending on the amount of DOE materials that are available.

Application testing was conducted from 2002 to 2004. Pursuant to its agreement with NFS, the Company contributed $1.5 million to the joint venture in December 2002 to be used in connection with this project. The success of the program will depend on DOE's support of the program as a means to disposition these surplus nuclear materials within the DOE complex. An unsolicited proposal was submitted by NFS to DOE in April 2003 for funding of this program. The DOE informed Urizon in early 2004 that it was not prepared to accept the proposal at that time due to funding considerations and other DOE priorities. The DOE is in the process of choosing a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The Joint Venture currently expects that a decision will be made by DOE in fiscal 2005 as to how it intends to proceed on this matter, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. In the interim, the Company will not be submitting its license amendment application until the path forward is further defined.

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

In December 2002, DOE initiated the process to complete an environmental impact statement aimed at evaluating several alternatives for remediation of the site, including the White Mesa Mill option. In November, 2004, DOE published a draft environmental impact statement for public comment. The draft EIS will remain open for comment until February 18, 2005. Contrary to original expectations, the draft EIS does not state a recommended or preferred option. Implementation of any alternative chosen by DOE will be subject to receipt of funding from the U.S. Congress. If the Company is chosen by the DOE, as the preferred alternative and permitting and funding have been obtained, relocation of the pile will take several years to complete.

                              THE URANIUM INDUSTRY

Although the Company has placed all of its uranium mines on standby and has sold all of its uranium inventories and supply contracts, it has begun a significant uranium exploration program in Canada and produces uranium from the processing of alternate feed materials. With the current higher uranium prices and the improvement in long term uranium market fundamentals, the Company has recommenced its Mongolian uranium exploration program, and, is currently evaluating the possibility of recommencing certain of its U.S. mining activities. For these reasons, the Company has included a brief description of the uranium industry.

OVERVIEW

Commercial nuclear power generation began just over forty years ago and now generates as much global electricity as was produced forty years ago by all sources. The low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.

There are 103 nuclear reactors in the United States and a total of 438 worldwide, operating in 31 countries representing a total world nuclear capacity of 364.7 gigawatts. A further 27 reactors with a capacity of 21.6 gigawatts are under construction in 10 countries and an additional 37 reactors are either on order or planned. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be the key component in the uranium market.

URANIUM SUPPLY AND DEMAND

The world's nuclear power reactors require about 174 million pounds of uranium per year. As nuclear power capacity increases, the uranium fuel requirement also increases. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.

Over the three-year period 2000-2002, primary uranium production averaged 95.2 million pounds of uranium. In 2003, primary production declined to 92.4 million pounds due to production problems at the McArthur River and Olympic Dam production centers. Canada and Australia currently account for over half the world's production. The United States production only represented about 2% or
2.0 million pounds uranium. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2003, eight companies accounted for almost 80% of primary production.

Primary production presently supplies only 57% of the requirements of nuclear power generators. The remaining supply is from secondary sources, which include inventories held by producers and utilities, government inventories, and uranium recycled from government stockpiles. The recycling of Highly Enriched Uranium ("HEU") from Russia is a unique subset of secondary sources of supply. Surplus fissile military materials are converted from HEU into low enriched uranium ("LEU") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the "Russian HEU Agreement") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (referred to as the "HEU Feed") in the United States over the 20-year period under certain defined quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long term supply agreements with various producers and other companies involved in the nuclear fuel cycle.

Based upon recent assessments of future secondary uranium supply, the scheduled uranium production forecast and forecasted nuclear generating capacity, there appears to be a growing deficit of available uranium supplies to meet expected uranium needs beginning as soon as 2006. By the year 2010, that deficit may increase to over 25 million pounds U(3)O(8) per year and, without additional supply, could potentially reach almost 50 million pounds U(3)O(8) by 2015. These estimates are subject to a number of assumptions about future events and the anticipated deficit could change if the assumptions are incorrect.

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

The spot market is the market for uranium that may be purchased for delivery within one year. Over the last nine years, annual spot market demand averaged just under 20 million pounds U(3)O(8) or about 12% of the annual world consumption. In 2004, the total volume was 18.2 million pounds U(3)O(8), which was down from the 2003 level of 21.8 million pounds. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. From this low in 1991, the spot price increased to $16.50 in June 1996. The primary reasons for this increase were trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries, and the reluctance of uranium producers and inventory holders to sell at low spot price levels. The drop in spot demand in the following four years along with Russian HEU Feed sold under the USEC Privatization Act largely contributed to a relatively steady drop in prices to $7.40 in September 2000. Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand and production problems at the McArthur River and Olympic Dam operations, prices rose to $12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia attempting to terminate a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited ("GNSS"). Litigation is on-going between GNSS and the Russians over this termination, and it is not possible to predict the outcome of such litigation or the long term effect of this development on the market.

The uranium spot price started 2004 at $14.50 per pound U(3)O(8). Throughout the year, due to limited availability of material and the concerns regarding the GNSS/Tenex dispute, the uranium spot price rose steadily to end 2004 at $20.70 per pound, a twenty year high. As of January 24, 2005, the spot price increased further to $21.00 per pound U(3)O(8). While the spot uranium price reflects near-term market conditions (usually involving delivery within 12 months or less of contracting), the term market provides much more information regarding the general state of the natural uranium market. By way of definition, the reported term uranium price reflects the initial base price under a newly-negotiated multi-year uranium agreement with deliveries commencing 12-24 months in the future and extending for 3-4 years thereafter. The annual volume of transactions in the spot market reflects less than 10% of aggregate transactions of uranium. The remaining 90% is bought and sold under multi-year agreements between nuclear utilities and uranium producers. The term uranium price has undergone an even more pronounced increase over the past two years, rising from just under US$11.00 per pound U(3)O(8), to US$26.00 per pound U(3)O(8) by the end of January 2005.

Future uranium prices will depend largely on the amount of incremental supply made available to the market from the remaining excess inventories, HEU Feed supplies, including the final resolution of the dispute between GNSS and Russia, other stockpiles and increased or new production from other uranium producers.

COMPETITION

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2003, four (4) companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), WMC Limited and Energy Resources of Australia Ltd. ("ERA"), produced approximately 55% of total world output. Most of Western World production was from Canada and Australia. In 2002, Kazakhstan, Russia and Uzbekistan also supplied significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 30% of the world supply.

                               THE VANADIUM MARKET

The following is a brief summary of the vanadium market.

The Company produces and sells vanadium as a co-product of the production of uranium from the Colorado Plateau District ores. As of February 14, 2005, the Company holds an inventory of approximately 65,000 pounds V2O5 as vanadium pregnant liquor.

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

In the United States, vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag. Historically, the most significant source of production has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. Low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby. However, increases in the price of both of these metals since third quarter 2003 have given rise to renewed interest in these facilities.

The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V(2)O(5) due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. In the third quarter of 2003 vanadium prices started to increase due to increased steel consumption and the shutdown of an Australian primary producer. This trend continued through fiscal 2004. Prices began fiscal 2004 in the range of $2.00 to $2.50 per pound V(2)O(5) and increased to $5.00 to $6.00 per pound V(2)O(5) by year end. This is due to increased steel demand, particularly driven by the strong Chinese economy. This trend is continuing with vanadium prices, as of the end of February, 2005, nearly doubling to the range of $9.00 to $9.50 per pound V(2)O(5).

World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows, augmented by the demand created by new applications, such as the vanadium battery.

Vanadium has been largely producer-priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company are based on weekly quotations of the London Metal Exchange ("LME"). Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

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

The Company's 70% interest in the Gurvan-Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company. In addition to its interest in the Gurvan-Saihan Joint Venture, the Company also holds its own uranium properties in Mongolia. These properties are held by International Uranium Mongolia, XXK, a Mongolian entity, which is also wholly owned by International Uranium Company (Mongolia) Ltd. The Company's precious and base metals exploration properties are held through Mongol Resources Exploration, XXK and Shiveengol XXK, both Mongolian entities, which are wholly owned by Fortress, a Canadian corporation, and its wholly owned subsidiaries, Fortress Minerals (Bermuda) Ltd., a Bermuda company and Fortress (Cayman) Corp., a Cayman company. The Company owns 58.24% of the 49,331,338 (60,399,463 on a fully diluted basis) issued and outstanding shares of Fortress as at September 30, 2004.

The Company's Canadian uranium exploration properties are held through International Uranium (Sask) Corporation, an Ontario corporation that is wholly owned by the Company.

The Company's 50% interest in Urizon Recovery Systems, LLC is held through IUC Recovery LLC, which is owned as to 1% by IUH and as to 99% by IUH's wholly owned subsidiary, International Uranium Recovery Corporation.

D. PROPERTY, PLANT AND EQUIPMENT

The following is an overview of the properties held by the Company as of January 31, 2005:

                     CANADIAN URANIUM EXPLORATION PROPERTIES

The Company acquired interests in two uranium exploration properties in the southeastern sector of the Athabasca Basin region of northern Saskatchewan, Canada in early fiscal 2004, and commenced exploration on certain of those properties in fiscal 2004, as described below. The Company has also signed a letter of intent to earn an interest in a third uranium property, which is subject to signing of formal agreements and regulatory approval. In addition, the Company has staked additional ground in the Athabasca Basin region in fiscal 2004, bringing its total staked and optioned land position to over 408,000 hectares in this area.

The Athabasca Basin region hosts the world's richest uranium reserves. This region fuels well over 10% of the United States' electrical power needs and accounts for approximately one-third of the world's uranium production. The locations of the Company's properties relative to existing mines are illustrated on the following figure.

To assist and advise the Company on the acquisition, exploration and development of prospective uranium exploration properties in Canada, the Company has formed a Uranium Exploration Advisory Committee. Heading the committee is Dr. Klaus Lehnert-Thiel, P. Eng., P. Geo., an exploration geoscientist with over 30 years of operations and management experience on uranium, gold, diamond and base metals projects, predominantly in Canada. Considered an expert in the uranium field, Dr. Lehnert-Thiel began his work in the Athabasca Basin of northern Saskatchewan in the late 1960's where he was in charge of large integrated exploration programs during the uranium exploration boom in the area following the discovery of the Rabbit Lake mine. In the early 1970's, Dr. Lehnert-Thiel joined Uranerz Exploration and Mining Limited and was part of the Key Lake discovery team. The other members of the committee are Ron Netolitzky and Rick Bailes. Messrs. Netolitzky and Bailes bring a wealth of uranium exploration, Athabasca Basin, and economic geology experience to the team.

There can be no assurance that the Company will develop any minable deposits from its exploration properties, or that any minable deposits developed by the Company from these properties would have uranium grades comparable to the existing mines in the area.

MOORE LAKE PROJECT

On December 15, 2003, the Company entered into an option agreement with JNR Resources Inc. ("JNR") under which the Company acquired the option to earn up to a 51% interest in the Moore Lake project by making aggregate investments and expenditures of Cdn $2.2 million over two years, of which Cdn $2,000,000 represent exploration expenditures and $200,000 represent subscriptions for equity in JNR. The Company may earn an additional 24% interest in the project by making further aggregate exploration expenditures of Cdn $2.0 million and subscriptions for equity in JNR of $200,000 within a four year time period. The project is subject to a 2.5% NSR royalty in favor of Kennecott Canada Exploration Inc. ("Kennecott"), which can be bought down to a 1.25% NSR royalty for an expenditure of Cdn $1 million. The Company continues to make exploration expenditures on the project and expects to earn its 75% interest in the project by the end of fiscal 2005.

Property Description and Location

The Moore Lake property comprises 11 contiguous claims totaling approximately 36,000 hectares, which includes additional ground to the northeast and the southwest of the pre-existing Moore Lake property that was staked in fiscal 2004. The property is located in the La Ronge Mining District of Saskatchewan. The project lands are located in the southeastern portion of the Athabasca basin. The location of the Moore Lake project is indicated on the following figure.

                                     [MAP]

Ownership and Status

JNR owns a 50% interest in the property with an option to acquire the remaining 50% of the property from Kennecott upon expending Cdn $2 million on the property, pursuant to an amended joint venture agreement with Kennecott. The expenditures made by the Company under its option agreement with JNR will satisfy these expenditure requirements, with the result that the expenditures made by the Company in earning its 51% interest in the project will result in JNR earning Kennecott's 50% interest in the property.

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

Deposit Types

The main deposit type being explored for is an unconformity type uranium deposit for which the Athabasca Basin is noted. These deposits occur at the unconformity between the Athabasca formation and basement rocks, primarily in the Wollaston and Mudjatic Domains but also in other lithostructural domains underlying the Athabasca basin. The mineralization is spatially associated with graphitic metasedimentary units in the basement and is typically located along major structural zones that act as conduits for hydrothermal mineralizing fluids. The deposits are commonly enriched in copper, nickel, lead, cobalt and boron. Although the deposits are very large with respect to grade and contained uranium, the footprint of the deposits is small in relation to most other economic ore bodies. They are therefore difficult to identify and require relatively closely spaced drilling in order to evaluate their potential.

Exploration for these deposits typically involves the identification of graphitic conductors and structure using electromagnetics, magnetics and gravity surveys, followed up by diamond drilling.

Exploration History

Historic Exploration On The Property. Uranium exploration in the Moore Lakes area has been carried out periodically throughout the past 30 years. In 1986 and subsequent years airborne geophysics surveys over the property were followed up by ground geophysics, magnetometer and lake sediment surveys. These surveys identified several basement conductors on the property, several of which were drill tested with 13 holes (3,703 meters).

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

In 2001, Kennecott became operator of the Moore Lake project. An extensive airborne and ground geophysical program took place during the winter of 2000-2001. Three new areas of interest were identified by this work: Raratonga, Venice and Puka Puka.

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

2004 Exploration Program. In fiscal 2004, the Company and JNR conducted winter and summer exploration programs on the Moore Lake property. During the winter drilling campaign, a total of 6,747 meters were completed in 19 diamond drill holes. The results not only expanded the extent of the known high grade uranium zone but also significantly expanded the extent of the mineralizing system associated with the high grade Maverick Zone to at least 800 meters northeast of the discovery hole, ML-25. The first eight holes (ML-28 to ML-35) of the 2004 winter program focused primarily on the high grade Maverick Zone and returned two new high grade uranium intercept holes ML-29 and ML-35. Hole ML-29, based on probe results, returned a grade equivalent of 1.3% U(3)O(8) over 7.5 meters, including 2.3 meters of 3.6% U(3)O(8). Within the higher grade core there was one continuous 0.5 meter sample that assayed 7.91% U(3)O(8), as well as 3.65% nickel, 1.6% copper, 0.9% cobalt, 0.7% zinc, 0.35%
total rare earths and 5 g/t silver. The presence of high levels of these "pathfinder" elements is significant in that this association is unique and common to the larger unconformity uranium deposits in the Athabasca Basin.

Hole ML-35 intersected 11.1 meters of uranium mineralization, including 5.5 meters that assayed 1.61% U(3)O(8), of which a 1.5 meter interval graded 5.3% U(3)O(8), and a 0.7 meter lost core interval returned a grade equivalent of 2.69% U(3)O(8) based on probe results. The next 11 holes were largely of a reconnaissance nature and focused on identifying the extent of the mineralizing system for further follow up in fiscal 2005.

The summer program was completed in late October, 2004 and consisted of 33 holes (ML-47 to ML-71 and ML-501 to ML-508), totaling 12,437 meters. Phase 1 of the summer program focused on better defining the grade and extent of the main mineralized lens at the Maverick zone. The results included a number of high-grade intersections: 4.03% eU(3)O(8) over 10.0 meters (including 19.96% eU(3)O(8) over 1.4 meters in ML-61); 5.14% U(3)O(8) over 6.2 meters (ML-55) and 4.01% eU(3)O(8) over 4.7 meters (ML-48).

Phase 2 of the summer program was largely focused on the Maverick structural corridor, to the northeast and southwest of the main zone. A number of geological holes were also drilled to better define the lithological and structural geology of the corridor itself. Eight holes tested the corridor to the northeast of the main zone. They were drilled on section with drill holes from the winter program, ranging from 175 to 1,075 meters northeast of the discovery hole, ML-25. All of the holes were strongly altered, structurally disrupted and returned highly anomalous geochemistry, specifically uranium and boron. The best result was from ML-501, an angle hole that tested the corridor 475 meters northeast of ML-25 and assayed 0.26% U(3)O(8) over 5.0 meters. The Company considers these results very encouraging, particularly given that the individual sections are 150 meters apart.

Five holes tested the structural corridor to the southwest of the main zone over a distance of 400 meters. These holes also returned highly anomalous geochemical results, which in combination with the geology suggests they were either too far into the footwall or the hanging wall of the mineralized system. Multiple graphitic horizons and structures are also evident in this southwest direction. The best result was from ML-57 which was collared 30 meters southeast of ML-03 and ML-29 and assayed 0.648% U(3)O(8) over 2.5 meters. This intersection was hosted entirely by sandstone and is similar in character to that of ML-49 (2.41% U(3)O(8) over 4.5 meters).

The geological holes have better defined the lithological and structural geology of the Maverick structural corridor. The most interesting of these holes was ML-507, which was collared 100 meters south of the main mineralized lens and also targeted an EM conductor interpreted to be present at a depth in excess of 500 meters. Although it did not intersect significant radioactivity, multiple graphitic horizons, some of which were structurally disrupted and altered, were intersected at vertical depths of between 540 and 630 meters.

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

Proposed Exploration Program

The Company is very pleased with the results of its fiscal 2004 exploration program on the Moore Lake property and has approved an extensive program for the winter of 2004-2005. Currently underway, this program will include 200 kilometers of line cutting and/or re-establishing several grids in the general Maverick area and property wide. This will be followed up with a combination of ground electromagnetics ("EM") and magnetics, gravity surveys and an extensive 3D seismic survey, similar to that used in the oil and gas industry, over the Maverick structural corridor. A diamond drilling program comprising 15,000 meters and utilizing 3 drills commenced in January 2005. It will focus on: (a) following up the anomalous results along the structural corridor, northeast and southwest of the main Maverick mineralized zone. (b) testing geophysically defined targets on newly gridded areas along the corridor, and (c) testing a number of targets that were identified by the 2002 winter program on four regional grids, as well as newly defined targets.

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

In the winter of 2000-2001, the JNR-Kennecott joint venture completed geophysical programs that outlined several targets of note on the property. Of the three targets drilled on the property, the best results were obtained along the Horse Conductor, where significant faulting and desilicification occurs over a minimum of 2 km of strike length. Enrichment of uranium pathfinder elements such as copper, nickel, cobalt, vanadium and boron, as well as uranium (0.01%) occur in the basement rocks along the entire Horse Conductor.

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

CRAWFORD LAKE PROJECT

On January 8, 2004, the Company signed a letter of intent to earn up to a 75% interest in the Crawford Lake uranium property from Phelps Dodge Corporation of Canada, Limited, through total aggregate expenditures of Cdn $2.5 million over a period of 4 years. First year expenditures will be Cdn $250,000, of which Cdn $150,000 is a firm commitment. Crawford Lake is a 12,979 hectare uranium property located in the heart of the Athabasca Basin of northern Saskatchewan.

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

Upon signing formal agreements, the Company intends to perform a geophysical and geochemical review of this project, followed by a drilling program.

OTHER PROPERTIES

In fiscal 2004, the Company staked additional ground in the Athabasca Basin, bringing its total staked and optioned land position to over 408,000 hectares, as indicated on the foregoing map. With this newly acquired land package combined with existing properties, the Company has one of the largest exploration programs in the Athabasca Basin.

Included in this additional ground is the Company's 100% owned Key Lake South project, located southwest of Moore Lake. The Company is planning a ground geophysical and a drill program on this property during the 2005 winter program.

On the remainder of the properties, the Company is evaluating the work done on the projects by previous operators in order to develop exploration programs for the summer 2005 program. The Company may also evaluate joint venture opportunities on select properties.

                                 WHITE MESA MILL

OVERVIEW

The White Mesa Mill, a fully permitted uranium mill with a vanadium co-product recovery circuit, is located in southeastern Utah near the Colorado Plateau District and the Arizona Strip. The Mill is approximately six (6) miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill started in 1979, and conventionally mined uranium mineralized material was first processed in May 1980. The Mill cost $40 million to construct. With inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount today. The Mill is in compliance with NRC, State of Utah and EPA standards.

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

CURRENT CONDITION AND OPERATING STATUS

The Mill recommenced milling in June 2002 and operated through May 2003, following a period of standby that commenced in November 1999. During that period of standby, the Mill had been receiving and stockpiling alternate feed materials from the Ashland 1 and Linde FUSRAP sites, as well as other alternate feed materials. During the most recent Mill run, the Mill processed 266,690 tons of alternate feed materials from the Ashland 1, Linde, Heritage and Molycorp sites, of which 178,352 tons were processed in fiscal 2003. The Mill is currently on standby until a sufficient stockpile of alternate feed materials or other ores have been accumulated at the Mill to justify an efficient Mill run. As of February 14, 2005, 45,117 tons of alternate feed materials from the Linde FUSRAP and Heritage sites and from a commercial metals processor are in stockpile at the Mill. While on standby, the Mill is maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals or any significant capital expenditures.

The next Mill run is currently expected to commence in late second or early third quarter of fiscal 2005, at which time the Linde, Heritage and other materials currently in stockpile, as well as the Cameco alternate feed materials that have been accumulating at the Mill since 1999, will be processed. The Company estimates that these materials contain in excess of 485,000 pounds of U(3)O(8) .

INVENTORIES

As of February 14, 2005, there were no inventories of U(3)O(8) at the Mill. As of that date, there were approximately 65,000 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of February 14, 2005, for approximately another 117,000 tons of tailings solids, after taking into account materials that are expected to be received under existing contracts. Thereafter, Cell No. 4A can be utilized after it is relined. Difficulties have been encountered with damage to the seams in the liner for Cell No. 4A, due to working of the liner by thermal stress, since it has not been used since 1990 and has been exposed to full sunlight for several years. This cell does not contain any tailings solids, although it does contain some crystallized tailings solutions that were deposited in the cell in 1990. Cell 4A must be relined before it can receive tailings. The Company has commenced removal of these crystals from Cell 4A and is depositing them in Cell 3, in preparation for repair of Cell 4A. After Cell No. 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell No. 4A before an additional cell will be needed.

The Environmental Statement for the Mill permits that three additional forty-acre tailings cells may be added to provide a total tailings capacity for the Mill of approximately 10 million tons.

REQUIRED CAPITAL EXPENDITURES

Other than routine maintenance, the only significant capital project anticipated over the next three years with respect to operations of the White Mesa Mill is the relining of tailings Cell No. 4A, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount. It is not expected that these expenditures will be required during fiscal 2005.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; the processing in 1998 of uranium-bearing tantalum residues for a major tantalum producer; the processing in 1999 of two alternate feed sources and an 87,250 ton conventional mill run; and, in 2002 and 2003 the Company processed 266,900 tons from four different alternate feed sources. The next Mill run is expected to commence in the second or third quarter of fiscal 2005.

CLOSURE

THE FOLLOWING DISCUSSION OF THE COMPANY'S CURRENT PLANS FOR THE FUTURE OPERATION OF THE MILL CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Company after discussion with the NRC, prior to transition of regulatory authority to UDEQ. These estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

              CATEGORY
              --------
Mill dismantling and decommissioning                      $ 1,599,054
Tailings cell #2 Reclamation                                1,161,790
Tailings cell #3 Reclamation                                1,630,429
Tailings cell #4A Reclamation                                  81,913
Tailings cell #1 Reclamation                                1,333,377
Miscellaneous - management, hygiene, radiation, etc.        2,018,304
                                                          -----------
Direct Costs                                                7,824,867
Contractors' Profit                                           782,487
Contingency                                                 1,173,730
Licensing and bonding                                         156,496
Long term care fund                                           681,315
                                                          -----------

TOTAL ESTIMATED COSTS                                     $10,618,895
                                                          ===========

Since September 30, 2004, the Mill's reclamation estimate and bonding requirement increased from $10,336,283 to $10,618,895.

SEQUENTIAL RECLAMATION

As each tailings cell is filled with tailings, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process.

GROUND WATER DISCHARGE PERMIT

Although the Mill is designed as a facility that does not discharge to groundwater, the Company is finalizing a Groundwater Discharge Permit with UDEQ, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a Groundwater Discharge Permit, regardless of whether or not the facility discharges to groundwater. It is expected that the Groundwater Discharge Permit for the Mill will be finalized and implemented during the second quarter of fiscal 2005.

                    SUMMARY OF MINERALIZED MATERIAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits (not confirmed to be compliant with NI 43-101 requirements) on the Company's properties, as of January 31, 2005:

Conventional Mines

               Project                  Mineralized Tons  %U(3)O(8)  %V(2)O(5)
               -------                  ----------------  ---------  ---------
Arizona Strip Mines(1,4)
         Arizona 1                           80,000         0.652
         Canyon                             108,000         0.903
         Pinenut                            110,000         0.427
                                           --------         -----
         Total Arizona Strip                298,000         0.660

Colorado Plateau(2,4)                      1335,600         0.208       1.234

Bullfrog Project(3,4)                      1937,000         0.334

In-Situ Leach Projects(5)

                                        Mineralized Tons             % U(3)O(8)
Mongolia JV                                 21,672,000                  0.052

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

The Company mined uranium and vanadium-bearing mineralized material from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 to mid-1999. In mid-June, 1999, the Company elected to suspend mining operations as a result of weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next few years. The Company also wrote off the carrying value of its mineral properties for the same reason. At this time, the Company has not performed the necessary studies to classify the mineralized material as "reserves"; hence none of the above properties are considered to contain "reserves" at this time but should be classified as "mineral deposits."

The Company recommenced its uranium exploration program in Mongolia in fiscal 2004 and is currently evaluating the possibility of recommencing certain of its U.S. mining activities.

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

Based on this history of production from the Colorado Plateau, the Company believes, that with high enough commodity prices, the potential to continue this pattern of production exists and that additional mineral deposits will be delineated each year that mining continues.

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

OPERATIONS

The Company's principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Thunderbolt, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending further improvement in commodity prices. The location of these mines is indicated on the following figure.

                                     [MAP]

The Company commenced conventional mining operations at its Sunday Mine Complex in November 1997 and at its Rim Mine in January 1998 after completion of mine development activities. The Company continued the mining of uranium and vanadium bearing materials from these mines until mid-1999. During this mining campaign a total of approximately 81,500 tons of mineralized material with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% was recovered from these mines. This mineralized material, together with approximately 5,750 tons of mineralized material from independent mines, was milled at the White Mesa Mill during the period June 1999 to November 1999, to recover approximately 487,000 pounds of U(3)O(8) and 2.0 million pounds of V(2)O(5). At that time, the Company elected to suspend operations at these mines as a result of continued weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next several years. The shutdown of the mines took several months to complete and was completed in November 1999. The mines continue to remain in a shutdown status; however, the Company is evaluating re-commencing mining operations pending further increases in the uranium price.

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

The Company owns four mines in the Arizona Strip, all of which have been shut down pending further improvement in commodity prices.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining mineral deposits but have been placed on shut down status pending improvements in commodity prices. Mineralized material from the Arizona Strip mines can be hauled by truck from the mine sites to the White Mesa Mill. The Arizona 1 Mine is 307 road miles, and the Canyon Mine is 316 road miles from the Mill.

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

BACKGROUND GEOLOGY

Breccia pipes are collapse features created by cavern dissolution in the Redwall Limestone, some 3,000 feet below present day surface. Overlying sediments fracture as the cavern size increases and ultimately collapse forming a pipe-like structure, which is filled with the rubble of the sediments. Uranium mineralization occurs in this brecciated rock.

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

DESCRIPTION

The Arizona Strip properties consist of four developed and partially developed mines, being the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U(3)O(8). These estimates take into account extraction dilution losses, but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure:

                                     [MAP]

The Company is currently evaluating re-commencing mining operations on the Arizona Strip pending further increases in the uranium price.

                          OTHER U.S. MINERAL PROPERTIES

In addition to the mineral properties on the Colorado Plateau and the Arizona Strip, the Company also acquired the Bullfrog property from Energy Fuels.

BULLFROG PROPERTY

The Bullfrog property is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 125 miles from the White Mesa Mill.

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

MONGOLIAN URANIUM PROPERTY

Background and Property Descriptions

The Company owns a 70% interest and is the managing partner in the Gurvan Saihan Joint Venture; the other participants in the Joint Venture are the Mongolian government and a Russian state geological concern, each as to 15%. The Joint Venture was formed in 1994, and originally held five concessions in Mongolia: the Choir, Hairhan, Gurvan Saihan, Ulzit and Undershilin depressions. Following several years of active exploration and pilot testing, the program was placed on temporary standby in 2000 due to the continuing decline of world uranium prices at that time.

As a result of recent increases in uranium prices, the Company resumed uranium exploration for the Joint Venture in fiscal 2004. This involved acquiring new exploration licenses in known prospective areas, adjusting the area held under the five original Joint Venture concessions (including dropping the Undershilin depression in its entirety), and conducting geologic data acquisition and review and field reconnaissance on new license areas. As of September 30, 2004, the Joint Venture held a total of 11 exploration licenses, encompassing 1.211 million hectares. As of February 14, 2005, the Joint Venture had acquired 5 additional licenses, totaling 607,700 hectares, bringing the Joint Venture total to 16 licenses covering 1.774 million hectares.

In the third quarter of fiscal 2004, the Company established a 100% owned Mongolia business entity to conduct uranium exploration, solely for the account of the Company and independent from the Joint Venture, in frontier areas in Mongolia. As of September 30, 2004, the new entity, International Uranium Mongolia XXK, had submitted applications for four exploration licenses. These licenses were issued in November, and as of February 14, 2005, the new entity controlled 546,000 hectares and had applications pending on additional license areas.

The uranium exploration licenses currently held by the Company, through the Joint Venture, and through International Uranium Mongolia, XXK, are shown on the following figure:

                                     [MAP]

Exploration licenses in Mongolia are held under the Mineral Law of Mongolia, enacted in 1997. The Mineral Law provides for secure rights for exploration, and although no work commitments are required, annual license fee payments are required, and these escalate through the allowable 7-year term of exploration licenses. The Joint Venture holds four of its exploration areas under a Mineral Agreement between the Joint Venture and the government of Mongolia. The Mineral Agreement grants the Joint Venture unique terms for these four areas, and although they have been assigned exploration licenses for purposes of land management by the government, these areas are exempt from many of the provisions of the Mineral Law regarding property holdings for exploration.

On both the Joint Venture properties and the solely held Company properties, data acquisition and review were conducted during the last quarter of fiscal 2004. This review work was followed by field investigation of several new target areas. This work is the basis for planning an expanded exploration program in 2005, which will include geologic prospecting, radiometric surveys, and reconnaissance drilling on a number of new target areas.

Geology

Uranium mineralization has been discovered in Cretaceous sediments in the south central region of Mongolia. These deposits are hosted by fluvial, alluvial, and lacustrine sediments where uranium is associated with carbonaceous sandstone, siltstone, and clay. The prospective sedimentary basins ("depressions") are related to a large regional tectonic belt that extends in an arc from northeast Mongolia to southwest Mongolia. Intrusion of granitic plutons, volcanic activity, and structural deformation took place along this belt. Many of the intrusive granites are anomalously high in uranium, and are the likely source of uranium, which was later mobilized through weathering processes and subsequently concentrated in sedimentary basins.

After active tectonism subsided, sedimentary basins formed along regional fault zones and rifts. During Cretaceous times, sediments were deposited under humid, tropical conditions, which formed thick sequences of carbonaceous, reduced sediments. In later Cretaceous times, the climate became continental and drier, and sediments from this period are often oxidized and weathered.

The Company's exploration properties, both under the Joint Venture as well as the properties held 100% for the Company's interest, lie within this tectonic belt through south-central Mongolia. The properties cover many prospective basins with identified uranium anomalies and sediments of favorable age and composition for uranium mineralization.

Prior to the entry of the Company in Mongolia, joint Russian-Mongolian geological expeditions conducted regional uranium reconnaissance and drilling, including resource delineation drilling on the Haraat deposit in the Choir Depression. Following its formation in early 1994, the Joint Venture expanded exploration into its other licensed areas, including the Hairhan Depression where an important uranium discovery was made in late 1996.

The focus of Company exploration programs in Mongolia has been on sediment-hosted deposits that can be exploited by In Situ Leach ("ISL") technology. The Company, through the Gurvan Saihan Joint Venture, has conducted two ISL pilot tests - one each at the Haraat deposit and at the Hairhan deposit. These tests have confirmed that the geology and hydrology of the Company's uranium properties are favorable for ISL development.

Exploration

Since the Joint Venture's inception in 1994, it has invested over $10 million in exploration on its concessions. To date, the early Joint Venture programs included resource delineation and confirmation drilling in areas where past Russian work had defined uranium resources in sediments. Joint Venture work increased in the 1996 - 1998 time frame when drilling and ISL pilot testing were conducted at both the Haraat deposit in the Choir Depression and the Hairhan deposit in the Hairhan Depression. Initial stage exploration, including car-borne spectrometric gamma surveys and reconnaissance drilling, was also conducted in other Joint Venture license areas.

During the period from 1994 through 1998, the Joint Venture completed 147,000 meters of exploration, resource delineation, and ISL test drilling. Drilling was conducted in all five of the original license areas, with the bulk of the work being done at the Hairhan and Haraat deposits. Gamma spectrometric surveys, totaling over 16,000 line kilometers, were conducted in all of the Joint Venture original concession areas as well as a number of areas which were licensed in 1997 and which were subsequently reacquired by the Joint Venture in 2004.

Due to the continuing deterioration of world uranium prices in the late 1990's and into the early 2000's, the Joint Venture work was placed on "standby", and all of its exploration expenditures to that date were written off. The Joint Venture's property holdings were preserved however, and the Joint Venture was maintained.

Starting in early 2004, the Joint Venture began ramping up to resume uranium exploration in Mongolia as the world uranium market entered a period of stronger prices. Exploration licenses were obtained in areas known to be prospective based on past Joint Venture investigations in the late 1990's. Based on this past work and the reacquisition of key licenses, the Joint Venture now has several targets areas ready for initial drilling in the 2005 summer drilling season.

Mineralization

Delineation drilling has been conducted at both the Haraat and Hairhan deposits. Uranium mineralization at Haraat occurs at depths from surface to about 120 meters. The identified mineral deposits occur as sinuous lenses and bedded mineralization localized along paleo river channels. Much of this mineralization occurs above the natural water table and is not considered suitable for exploitation by ISL under industry standard practices.

Mineral deposit estimates (not confirmed to be compliant with NI 43-101 requirements) prepared by the Company for Haraat total 2,461 metric tonnes uranium ("MTU") in zones below the natural water table. In addition, mineral deposits totaling over 14,000 MTU have been delineated in horizons above the water table.

At Hairhan, mineralization ranges from 10 to 120+ meters deep and averages 60 to 80 meters. The Hairhan deposit is compact with multiple, stacked mineralized horizons in area of approximately 2 kilometers by 1.5 kilometers. All mineralization of interest at Hairhan is below the natural water table. Mineral deposit estimates (not confirmed to be compliant with 43-101 requirements) prepared by the Company for Hairhan total 6,226 MTU. The combined delineated mineralization at Hairhan and Haraat total 8,687 MTU suitable for ISL exploitation.

ISL Pilot Testing

In 1996 the Joint Venture conducted an ISL Pilot Test at Haraat. This test confirmed that the identified mineral deposit is amenable to ISL. Further testing is required at Haraat to provide definitive criteria for feasibility analysis.

A limited scale ISL test was conducted at Hairhan in 1998. This test was directed specifically toward determining optimal leaching conditions. By incorporating operational experience from test work at Haraat, the ISL leach test at Hairhan successfully demonstrated that ISL is applicable at Hairhan. The test results, including important viability factors such as uranium production headgrade, acid consumption, projected recovery factors, leaching time, and production well flow rate, provide a solid basis for designing a commercial demonstration projection at Hairhan.

The exploration successes at Hairhan and Haraat, combined with the ISL test work results, confirm the potential for development of commercially viable uranium deposits on the Company's properties in Mongolia.

MONGOLIAN PRECIOUS AND BASE METALS PROPERTIES

Mongolia has a variety of favorable environments for deposits of copper, gold and related metals and has become the focus of worldwide exploration concerns seeking to test its under-explored potential.

In early 2002, the Company initiated a regional exploration effort in Mongolia for precious and base metals. In June, 2004, the Company sold its precious and base metals properties to Fortress, in consideration of a majority share ownership position in Fortress. See "Organizational Structure". While the Company has one representative on the board of directors of Fortress, the Company's precious and base metals exploration program in Mongolia is now conducted and managed by Fortress.

Program Overview

Through the Gurvan Saihan uranium joint venture, the Company has operated in Mongolia for over ten years and has particular geologic and operating expertise in the country, offering a competitive advantage for the precious and base metals exploration program. Building on its existing foundation in Mongolia, the Company, through Fortress, has established a significant land position in Mongolia for base and precious metals exploration. Land acquisition has been guided by a concentrated reconnaissance program, including review of available geologic and metallogenic data and analysis of geophysical data and satellite imagery.

As of September 30, 2004, Fortress controlled 3.6 million hectares under its precious and base metals exploration program. The precious and base metals exploration property holding is up from 3.5 million hectares held at this time last year. As of February 14, 2005, Fortress controls exploration licenses, totaling 4.5 million hectares.

Work to date on the precious and base metals properties has involved field reconnaissance, including review of available geologic and metallogenic data, and analysis of geophysical data and satellite imagery, and an exploration drilling program that was conducted on certain of the properties in the 2003 and 2004 field seasons. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2004 were $1,909,971 as compared to $1,360,410 in fiscal 2003.

Fortress' priority project is the Burleg River gold project located in the Huvs Region, northern Mongolia. Fortress has two further properties, Teltiin (gold-copper) and Oyuut Uul (gold), which are scheduled for drilling in 2005, and a number of other properties, including the Shiveen Gol property. Fortress' properties are described below, and shown in the following Figure. All of these properties are at the exploration stage. The properties contain no known mineral deposits at this time and have no workings or infrastructure.

                                     [MAP]

Burleg River

The Burleg River property is located in Huvsgul Aimag, Northern Mongolia, approximately 650 km northwest of the capital of Ulaanbaatar. The property comprises approximately 120 km(2) (12,000 hectares).

Local geology consists of Proterozoic age chlorite-sericite schists with interbedded "black shales" (low grade black fissile schists) of the Hug terrain (part of the Trans-Baikalian fold belt that extends northeast into Russia). Mineralization is typically black shale hosted gold, sometimes with platinum, or sediment hosted gold.

Historic work includes some limited studies that had been performed by the Mongolian government. 1:50,000 scale geologic mapping and regional geochemistry conducted by the Mongolian government in 2000 discovered numerous gold in stream anomalies throughout the prospect and the region. In 2003, the Company carried out a number of stream sediment sampling campaigns. In 2004, the Company and Fortress completed mapping and geochemical sampling throughout a 120 km(2) stream gold anomaly, as well as collected 200 rock chip, 400 soil and 50 stream sediment samples. The 2004 program identified abundant "black shales" in accord with Sukhoi Log-type (i.e., model deposit in Siberia in similar setting as Burleg River) stratigraphy, and an orientation survey identified a 2km by 300m soil gold anomaly (up to 0.49 gpt gold in soils).

The 2005 work program on this property is expected to include an instantaneous potential ("IP") geochemical survey, excavation of trenches to define drill targets, followed by 2000 meters of combination reverse circulation and core drilling.

Erdenet Belt

Fortress has two projects in the Erdenet Belt area of Mongolia: the Teltiin property and the Oyuut Uul property.

Teltiin. The Teltiin property comprises 40 km(2) (4,000 hectares) and is located approximately 250 km northwest of the capital, Ulaanbaatar, and 90 km northeast of the active Erdenet porphyry copper mine.

Local geology consists of alkali-rich syenite, and lesser granodiorite, monzonite and diorite dikes that intrude andesitic to rhyolitic volcanic rocks of presumed Permian age. Target mineralization is porphyry copper-gold.

Previous studies by a joint Soviet and Mongolian team consisted of IP and soil geochemical surveys. A total of 12 core holes were drilled. All but one drill hole was drilled in the phyllic shell of the alteration zone. One hole drilled within the potassic core intercepted 9 meters of 0.7% copper (the hole was lost at 11 meters). During 2004, the Company and Fortress completed 1:5,000 scale geologic mapping over 80 km(2), excavated 1,200 meters of mechanized trenches, completed a 56 km(2) ground magnetics survey and 51.5 line-km of IP surveys (150 meter dipole spacings), and conducted geochemical sampling of 300 rock chip samples and 400 soil samples.

Geochemical sampling to date indicates strong gold and copper mineralization within potassically altered rocks. To date, maximum concentrations of 1.69 gpt gold, 151 ppm silver, and 4.72% copper have been found. The gold-copper association includes 5 samples containing more than 0.5 gpt gold and greater than 1% copper, including chip sample 9178 containing 1.3 gpt gold and 4.72% copper from potassically altered porphyry. Alteration characteristics, geochemical results, and geophysical vectors define a drill target along the eastern margin of the prospect beneath a 2 km(2) valley.

The work program for 2005 is expected to include a 2,000 meter combination reverse circulation and core drill program.

Oyuut Uul. The Oyuut Uul property comprises some 60 km(2) (6,000 hectares) and is located approximately 225 km north-northwest of the capital Ulaanbaatar, and 70 km northeast of the Teltiin property.

Local geology consists of Triassic to Jurassic age quartz porphyry diorite and granodiorite that intrude andesite porphyries and tuffs of presumed Permian age. Alteration suites include silicification and advanced argillic alteration. Target mineralization is epithermal gold.

Little work had been completed on this property prior to its staking by Fortress. In 2004, Fortress completed 1:10,000 scale geologic mapping over a 100 km(2) area, a 34 km(2) ground magnetics survey, 31 line-km of IP surveys (50 and 150 meter dipole spacings), and geochemical sampling of 75 rock chip samples and 200 soil samples.

Geologic mapping indicates a silicified cap localized along a northeast trending regional fault underlain by rocks displaying advanced argillic alteration. Geochemical sampling of these strongly leached, silicified and argillized cap rocks show elevated copper and gold concentrations (0.9% copper and 147 ppb in rock chips) that are associated with a strong chargeability anomaly. Incorporation of geochemical and geophysical character with alteration mapping indicates the presence of an epithermal gold target underlying the silicified cap rocks exposed on surface.

Fortress plans to conduct a 2,000 meter combination reverse circulation and core drill program on this property in 2005.

Shiveen Gol

The Shiveen Gol property is comprised of some 21 km(2) (2,100 hectares) and is located in Uvs Aimag in northwest Mongolia, approximately 1,100 km west of the capital Ulaanbaatar.

Local geology consists of Devonian age metadiorites and andesites intruded by abundant granites and quartz monzonites of Triassic age localized along a distal ring fault/dike complex associated with the Triassic age Shiveen Gol Caldera Complex. Mineralization is iron oxide copper gold.

Numerous ancient Chinese workings of unknown age occur throughout the prospect. A geologic study of the Shiveen Gol prospect was completed by a Russian/Mongolian team in 1991. This investigation included geologic mapping, rock and soils geochemical sampling, and ground geophysical surveys. The study resulted in discovery of a large combined magnetic susceptibility/induced polarization geophysical anomaly in the Shiveen Gol Prospect area, and identification of a large stream copper anomaly throughout the area. The Company recognized the iron oxide copper gold ("IOCG") character of the prospect and in 2003 conducted extensive geochemical rock and soil geochemistry, IP surveys and magnetic surveys to characterize the mineral system. Additionally, the entire Shiveen Gol complex was mapped at the 1:25,000 scale. This work concluded with three drill holes drilled into the Shiveen Gol prospect all of which intercepted copper mineralization. In 2004, the Company and Fortress completed 1:5,000 scale mapping and geochemical sampling throughout the 21 km(2) prospect and eight combination RC/Diamond drill holes for a total of 1721 meters.

Five of the holes drilled in 2004 intercepted anomalous but localized copper mineralization. The results were all subeconomic, with the best results being 10 meters of 0.32% copper, 14 meters of 0.23% copper (including 2.2 meters of 0.86% copper) and 4 meters of 0.51% copper. No significant gold intercepts were reported, the highest value recorded was 2.5 meters of 0.25 gpt of gold with no associated copper.

Further interpretation of these results by an external consultant and in-house geologists, incorporating the 2003 drilling results, will determine whether it is recommended that Fortress carry out additional work at Shiveen Gol in 2005 in the areas covered by post-mineral gravels.

Other Properties.

Fortress holds a number of other properties, including Tsagaan Tolgoi (gold and copper), on which approximately 300 rock chip samples have been collected to date from several gold and copper-gold prospects, and the Gobi Altai region (gold and copper), on which approximately 150 rock chip samples were collected during reconnaissance completed in September 2004.

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

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of February 14, 2005, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

During 2004 the Company completed submittal of updated permit-related maps and records to ensure that historical mine operations, as conducted under valid permits, are properly documented. The DMG will use the updated site information to review reclamation bond amounts in fiscal 2005.

OTHER COLORADO PLATEAU MINES

The Rim, Van 4 and certain other Colorado Plateau mines are also permitted for mining.

ARIZONA STRIP MINES

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is approximately 18 miles south of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an environmental impact statement by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan set forth by Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site after the appeals were decided due to the decrease in uranium prices at that time.

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

The total amount of the estimated reclamation liability is approximately $12.3 million with restricted cash and marketable securities of approximately $12.1 million securing the liability, as of September 30, 2004. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells, which is estimated at approximately $10.6 million. The Company has posted a reclamation bond to the State of Utah for that amount.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2004, 2003, and 2002, should be read in conjunction with the consolidated financial statements of the Company and accompanying notes. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Note 17 of the consolidated financial statements provides a discussion of the differences between Canadian and United States accounting principles and practices affecting the Company.

SELECTED ANNUAL FINANCIAL INFORMATION

($000, except per share amounts)         2004     2003     2002
--------------------------------        ------   ------   ------
Revenues                                 2,424   12,550    6,830
Net (loss) income for the year          (2,187)   5,533      185
Basic (loss) income per share            (0.03)    0.08        -
Total assets                            39,388   25,616   32,379
Total long-term liabilities             16,296   14,630   12,365

RESULTS OF OPERATIONS

FISCAL 2004 VERSUS FISCAL 2003

IUC recorded a net loss of $2,186,679 ($0.03 per share) for the year ended September 30, 2004, compared with net income of $5,533,152 (0.08 per share) for 2003, reflecting primarily the fact that the Mill was operating in fiscal 2003 but has been on standby throughout fiscal 2004. Results for 2004 included, a gain on change of percentage interest in Fortress of $548,549, representing the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of equity by Fortress during the period, and minority interest of $134,219, representing the minority interest's proportionate share of Fortress' loss for the period since acquisition. In addition, the Company recorded a gain of $585,133 for the recovery of future income taxes, which relates to 2.0 million flow-through shares the Company issued on November 30, 2003 and a foreign exchange gain of $242,059. For 2003, results included mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset" (see Fiscal 2003 versus Fiscal
2002).

REVENUES

Revenues for fiscal 2004 of $2,424,456 consisted of revenues from vanadium sales, process milling fees generated under the Company's alternate feed processing agreements, and fees from engineering services. Revenues for fiscal 2004 decreased $10,125,562 or 81% as compared to $12,550,018 in fiscal 2003. The decrease was due to the fact that the Mill was on stand-by during fiscal 2004.

During the second quarter of fiscal 2004 the Company sold its inventory of vanadium black flake, which was produced during the 1999 conventional ore mill run, leaving an ending inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. The Company is evaluating opportunities to sell this inventory.

As the Mill is currently on stand-by, alternate feed processing activities during fiscal 2004 consisted primarily of the receipt of material from the Linde site and from another commercial metals producer. The Company receives a recycling fee for a majority of its alternate feed materials once they are delivered to the Mill. A portion of the fees for the Linde materials, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. With respect to the materials from the commercial metals producer, the Company received a materials receipt fee on receipt of the materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. Revenue recognized from receiving alternate feed material during fiscal 2004 was $420,646. In addition to the material receipt and recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

Revenue from engineering services of $421,182 during fiscal 2004 is for services the Company provided, on a cost plus basis to a related company, which was reclaiming a mine site in the U.S.

In addition to the foregoing alternate feed materials, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of September 30, 2004, there were approximately 7,200 tons of these materials at the Mill, containing approximately 485,800 lbs of uranium. Revenues will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to materials from the Linde project.

SELECTED QUARTERLY FINANCIAL INFORMATION

                                                                     2004
($000, except per share amounts)             1st Qtr    2nd Qtr     3rd Qtr    4th Qtr    Full Year
--------------------------------             -------    -------    ----------  -------    ---------
Vanadium sales                                     -      1,583          -           -        1,583
Process milling revenue                           31          -          -         390          421
Engineering services revenue                     359         62          -           -          421
Total revenue                                    390      1,645          -         390        2,425

Net income (loss)                             (1,166)      (455)    (1,198((1)     632       (2,187)
Basic and diluted income (loss) per share      (0.02)     (0.01)     (0.02)       0.01        (0.03)

      (1) In preparing the financial statements for the year ended September 30, 2004, the Company determined that the transfer of mineral properties to Fortress should be accounted for at book value. In the 3rd quarter 2004 interim financial statements, the Company had incorrectly recorded a loss on the transaction of $478,839. This summary table reflects the corrected net loss for the third quarter of fiscal 2004.

                                                                         2003
($000, except per share amounts)                1st Qtr     2nd Qtr     3rd Qtr     4th Qtr     Full Year
--------------------------------                -------     -------     -------     -------     ---------
Process milling revenue                           4,274       4,818       3,281          42        12,415
Engineering services revenue                          -           -           -         135           135
Total revenue                                     4,274       4,818       3,281         177        12,550

Net income (loss)                                 2,266       2,545       1,126        (404)        5,533
Basic and diluted income (loss) per share          0.03        0.04        0.02       (0.01)         0.08

IUC recorded net income of $632,242 ($0.01 per s hare) for the three months ended September 30, 2004, compared with a net loss of $403,373 (0.01 per share) for same period in fiscal 2003. Results for the three months ended September 30, 2004 included a gain on change of percentage interest in Fortress of $548,549, representing the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of equity by Fortress during the period, and minority interest of $94,327, representing the minority interest's proportionate share of Fortress' loss for the period. In addition, the Company recorded a gain of $585,133 for the recovery of future income taxes, which relates to 2.0 million flow-through shares issued by the Company on November 30, 2003 and a foreign exchange gain of $336,525. For the three months ended September 30, 2003, results included mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $127,510 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset" (see Fiscal 2003 versus Fiscal 2002).

COST OF PRODUCTS AND SERVICES SOLD

During fiscal 2004, cost of goods sold of $706,274 was recognized as a result of the sale of the Company's vanadium black flake inventory.

Process milling expenditures during fiscal 2004 of $139,793 represent expenditures incurred receiving alternate feed materials. The expenditures decreased by $4,531,406 or 97% as compared to process milling expenditures of $4,671,199 during fiscal 2003. The decrease is due to the fact that the Mill was on stand-by during fiscal 2004. During fiscal 2004, the Company received 3,440 tons of alternate feed material from the Linde site and an additional 5,409 tons of material from another commercial metals producer. As of September 30, 2004, approximately 44,600 tons of material remained in stockpile waiting to be processed during the next mill run. The next mill run is currently scheduled to commence in the second or third quarter of fiscal 2005, at which time all alternate feed materials currently stockpiled at the Mill are expected to be processed.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,330,554 for fiscal 2004 as compared to $738,730 for fiscal 2003. The increase of $1,591,824 was primarily due to twelve months of stand-by in fiscal 2004 versus approximately four months in fiscal 2003. At September 30, 2004 sixteen management and maintenance personnel remained at the Mill. During the most recent mill run, which was completed in fiscal 2003, the Mill maintained an average of 64 employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2004 were $3,218,295 as compared to $2,655,341 for fiscal 2003. This change, an increase of $562,954, was the result of decreases in Urizon and other alternate feed expenditures of $893,467, offset by increases of $1,454,798 in other selling, general and administrative ("SGA") expenditures. These increases are attributable to the engineering services that the Company provided, increased audit/accounting fees, legal fees associated with the acquisition of the Canadian uranium exploration properties, increased investor relation expenditures and the Company's consolidation of Fortress' SGA. For fiscal 2004, Fortress' SGA was $302,709.

EXPLORATION

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During fiscal 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2004 were $2,326,265. Expenditures to date have primarily been on the Moore Lake project where the Company has an extensive drilling program augmented by geophysical and geological field programs. IUC has an option to earn up to a 75% interest in the Moore Lake property from JNR Resources Inc. through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. Fiscal 2004 expenditures on the Moore Lake Project were $1,766,485. The remaining expenditures were for geological field programs and airborne geophysical surveys on a number of other projects in the Athabasca region.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. With continued upward pressure on world uranium prices throughout fiscal 2004, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolian business entity in fiscal 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. Total gross program expenditures for the joint venture and for the Company's own account, including capitalized exploration expenditures, for fiscal 2004 of $213,548 increased by $8,269 as compared to $205,279 spent in fiscal 2003.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration program in Mongolia. This program was funded 100% by the Company until the second quarter of fiscal 2004. During the second quarter, the Company entered into a Purchase Agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in Fortress. The Company maintains a position on the Board of Directors of Fortress but no longer manages the Mongolian precious and base metals exploration program.

Fortress continued the active exploration program in 2004, including additional drilling on the Shiveen Gol project in western Mongolia. A number of additional projects were explored in detail in 2004 and are ready for initial drilling in 2005. Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2004 of $2,032,027 increased by $671,887 as compared to $1,360,140 in fiscal 2003. Increased program expenditures in fiscal 2004 were attributable to implementation of detailed geophysical and geochemical programs on the Teltiin Gol prospect in the Erdenet area and a large regional gold geochemical survey in the Huvsgol region. Based on the work in the Huvsgol region, approximately 40 new exploration licenses were obtained, which also contributed to the increase in program expenditures.

MINORITY INTEREST

The minority interest share of Fortress' post acquisition loss for fiscal 2004 was $134,219. On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interest's share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss has been recognized on the transaction. On September 1, 2004 Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share. The Company purchased 732,500 of the common shares, which resulted in the Company owning a 58.24% interest in Fortress as of September 30, 2004. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549.

OTHER INCOME AND EXPENSE

Net interest and other income (excluding gain on dilution and minority interest) for fiscal 2004 was $796,101 as compared to $1,375,738 for fiscal 2003. The decrease of $579,637 was primarily the result of a decrease in gains of $617,972 on the sale of short-term investments and a decrease in income from the sale of land and equipment of $151,673. These decreases were offset by an increase in foreign exchange gains of $230,233.

RESULTS OF OPERATIONS

FISCAL 2003 VERSUS FISCAL 2002

IUC recorded net income of $5,533,152 ($0.08 per share) for the year ended September 30, 2003, compared with net income of $184,990 (nil per share) for 2002. Results for 2003 included, mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset". For 2002, results included asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase in the carrying value of the "other asset" of $261,000 to reflect then current uranium prices. The "other asset" and the offsetting deferred credit represent a put option entered into in fiscal 1999, which granted a third party the option to put up to 400,000 pounds of uranium back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement for a payment of $280,000, which was equal to the value of the put option based on then current market conditions.

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

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2003 were $2,655,341 as compared to $3,449,651 for fiscal 2002. The decrease of $794,310 or 23% was the result of decreased expenditures of $878,218 for legal fees associated with regulatory actions, and other related overhead cost decreases, offset by increases in Urizon expenditures of $113,504.

EXPLORATION

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program was funded 100% by the Company. As of September 30, 2003, the Company controlled 68 exploration licenses totaling 2.5 million hectares, 46 of these licenses are held 100% by the Company and 22 licenses are under a purchase option. Detailed field programs were initiated in the 2003 field season, including geologic mapping, geochemical sampling, and geophysical surveys. In addition, the Company drilled approximately 3,100 meters on its Shiveen Gol project area in western Mongolia.

Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2003 of $1,360,140 increased by $821,243 as compared to $538,897 in fiscal 2002. The increase was due to extensive exploration, including the drilling program on specific targets.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. As of September 30, 2003, the joint venture holds 5 exploration licenses totaling 1 million hectares. This in-situ leach uranium project remained on stand-by during fiscal 2003. Total stand-by expenditures for fiscal 2003 of $205,279 increased by $142,343 as compared to $62,936 in fiscal 2002.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2003 was $1,375,738 as compared to $916,780 for fiscal 2002. The increase of $458,958 was primarily the result of an increase in gains on the sale of short-term investments of $291,517 and an increase in income from the sale of land and equipment of $206,017. In addition, interest income decreased $99,154 due to a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had cash and short-term investments of $13,134,915 and working capital of $15,467,462 as compared to cash and short-term investments of $4,729,039 and working capital of $7,294,884 at September 30, 2003. The increase of $8,172,578 in working capital was in part due to the receipt of net proceeds of $12.4 million from private placements of
9.95 million common shares, offset by exploration expenditures of $4.2 million.

Net cash used in operating activities was $922,143 for the fiscal year ended September 30, 2004 and consisted primarily of the net loss from continuing operations of $2,186,679, adjusted for non-cash items of depreciation and amortization of $543,054, a gain of $583,133 for the recovery of future income taxes, a gain on dilution of $548,549, and a decrease in working capital of $181,375. Working capital changes primarily include increases in receivables of $291,038 and a decrease in inventories of $571,977. The decrease in inventory is the result of the sale of the Company's vanadium black flake inventory during the second quarter of fiscal 2004. In addition, deferred revenue increased by $1,397,654 primarily as the result of proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity.

Net cash used in investment activities was $4,821,793 for the fiscal year ended September 30, 2004 and consisted primarily of capitalized exploration expenditures of $4,186,908. Restricted investments increased by $380,119 as a result of interest income, the Company invested $892,221 in marketable securities, and the Company received cash of $977,094 on acquisition of Fortress.

Net cash provided by financing activities during the fiscal year ended September 30, 2004 totaled $14,149,812 and consisted primarily of proceeds from the issuance of 9.95 million common shares by the Company and proceeds from the issuance of 4.99 million common shares by Fortress.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy its working capital requirements, commitments under the Urizon Joint Venture, and capital expenditures for the next twelve months. Additional funding through issuance of common shares may be required to fund the Company's exploration activities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include: changes in the price of uranium and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,603,595, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

The Company also has operating lease obligations of $105,000 for fiscal 2005 and $240,000 for the following two fiscal years.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at September 30, 2004 are $12,603,595, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2004 and 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,487,066 and $12,106,947, respectively. The increase of $380,119 was due to interest income from these investments.

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

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture, pending improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During fiscal 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of January 31, 2005, the uranium spot price had increased to $21.00 per pound. Vanadium prices have also increased throughout the past 18 months and are currently trading in the range of $9.00 to $9.50 per pound V(2)O(5). As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties. In addition, the Company has recommenced its uranium exploration program in Mongolia and is currently evaluating the possibility of recommencing certain of its U.S. mining activities.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2005

The Company will be expanding its uranium exploration programs in both Canada and Mongolia in 2005. In Canada, the Company along with its joint venture partner, JNR Resources Inc. is planning a 15,000 meter winter drilling program, as well as ground geophysics and a 3D seismic program at the Moore Lake project. In addition to the program at Moore Lake, the Company will also have a winter geophysical and drilling program at its 100% owned Key Lake South project. During the summer, the Company will continue to expand its Moore Lake project exploration program and will initiate additional programs on its 100% staked land, as well as the Phelps-Dodge and JNR option properties. In Mongolia, the Company is planning a 35,000-meter drill program and gamma surveys, which will investigate a number of targets on its current land position. The Company will continue to evaluate other potential exploration projects, as well as more advanced project acquisitions.

At the beginning of fiscal 2005, the uranium spot price was $20.00 per pound and the long-term price was $23.00 per pound. As of January 31, 2005, the spot price had increased to $21.00 per pound and the long-term price had increased $3.00 per pound to $26.00 per pound. A number of market projections predict a continued increase in both spot and long-term uranium prices; however, these projections indicate that the rate of increase will likely be lower than that seen in 2004.

With the forecasted continued improvement in commodity prices, the Company has begun studying the viability of restarting certain U.S. mining operations. These operations are higher cost than the current uranium producers due to the lower grade of the ore bodies. Assuming that the price continues to rise and given that a majority of the U.S. mines are fully permitted and can be put back into production within a four to six month period, the Company is encouraged that a production decision will be made in 2005.

In addition to the potential restart of the U.S. mining operations, the Company will be restarting the White Mesa Mill late in the second quarter or early third quarter of fiscal 2005 to process an alternate feed material that contains over 485,000 pounds of uranium. The processing of this material is anticipated to take about twelve months to complete, at which time the Company will process the remaining alternate feed materials at the Mill site. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are awaiting a decision by the U.S. Department of Energy (DOE) on the path forward for the handling of the Urizon feed stock. This decision was anticipated in the first quarter of fiscal 2005, but has been delayed.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of February 14, 2005, are as follows:

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                 COMMON SHARES OF
                                                   THE COMPANY
                                                 BENEFICIALLY OWNED,
                                                   DIRECTLY OR
                                 PERIOD OF       INDIRECTLY, OR
NAME AND MUNICIPALITY OF        SERVICE AS A      CONTROLLED OR        PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
      RESIDENCE                  DIRECTOR          DIRECTED(1)                            COMPANY (3)
------------------------        ------------     ------------------   -----------------------------------------------------
JOHN H. CRAIG                   May 9, 1997                           Lawyer, partner of Cassels Brock & Blackwell LLP;
Toronto, ON                          to               132,500         Director of a number of publicly-traded companies,
                                  present                             including: Canadian Gold Hunter Corp. and Tenke
                                                                      Mining Corp.
DAVID C. FRYDENLUND             May 9, 1997                           Vice President, General Counsel, Chief Financial
Denver, CO                           to               433,000         Officer and Corporate Secretary of the Company.
                                  present

RON F. HOCHSTEIN               April 6, 2000                          President and Chief Executive Officer of the Company
Vancouver, BC                        to               343,000         since April 6, 2000; from January 31, 2000 to April
                                  present                             6, 2000, Vice President and Chief Operating Officer
                                                                      of the Company.  Director of a number of
                                                                      publicly-traded companies, including Atacama Minerals
                                                                      Corp., Fortress Minerals Corp, JNR Resources Inc. and
                                                                      Santoy Resources Ltd.
LUKAS H. LUNDIN                 May 9, 1997                           Chairman of the Board of the Company; Director and/or
Vancouver, BC                        to                               officer of a number of publicly-traded natural
                                  present             192,250         resource companies, including: Lundin Petroleum AB,
                                                                      Atacama Minerals Corp., Valkyries Petroleum Corp.,
                                                                      Canadian Gold Hunter Corp., Tenke Mining Corp.,
                                                                      Tanganyika Oil Company Ltd. and Lundin Mining
                                                                      Corporation
WILLIAM A. RAND                 May 9, 1997                           Self-employed businessman; Director of a number of
Vancouver, BC                        to                25,000         publicly-traded companies, including: Lundin
                                  present                             Petroleum AB, Valkyries Petroleum Corp., Canadian
                                                                      Gold Hunter Corp., Tenke Mining Corp., Tanganyika Oil
                                                                      Company Ltd. and Lundin Mining Corporation

(1) Each of the Directors and Officers of the Company owns less than one percent of the outstanding shares of the Company,

(2)   All persons listed are directors of the Company.

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

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2004:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2004

                                                                                      SECURITIES
                                                                                         UNDER
                                                                                       OPTIONS/
                                                                   OTHER ANNUAL      SARS GRANTED      ALL OTHER
    NAME AND PRINCIPAL POSITION       SALARY(1)      BONUS         COMPENSATION           (#)         COMPENSATION
    ---------------------------       ---------      -----         ------------      ------------     ------------
Ron F. Hochstein                       163,000        Nil           58,980(3)           650,000
President and Chief Executive
Officer(2)

David C. Frydenlund,                   158,400        Nil              Nil              250,000            Nil
Vice President, General Counsel,
Chief Financial Officer, and
Corporate Secretary(2)

Harold R. Roberts(4), Vice              11,667        Nil              Nil                Nil           35,250(4)
President, Corporate Development
of the Company's subsidiary
International Uranium (USA)
Corporation

(1) The Company's currency for disclosure purposes is US dollars, which are the functional currency of the Company's operations.

(2) Each of Messrs. Ron F. Hochstein and David C. Frydenlund currently have, contracts of employment with the Company or its subsidiary, International Uranium (USA) Corporation. There are no compensatory plans or arrangements provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts for Messrs Hochstein and Frydenlund is September 30, 2005.

(3) Amount represents re-imbursement of expenditures associated with re-locating Mr. Hochstein from the Company's Denver Office to its Vancouver office, including $11,977, being amounts reimbursed for the payment of taxes incurred by Mr. Hochstein in connection with relocation expenses, and the remainder being relocation expenses paid by the Company on behalf of Mr. Hochstein.

(4) Mr Roberts was Vice President, Corporate Development of the Company's subsidiary International Uranium (USA) Corporation from May 14, 2001 until October 31, 2003. As a result of a downsizing of the Company's head office in October 2003, Mr. Roberts resigned from his position of Vice President Corporate Development effective October 31, 2003, and was retained on a consulting basis from November 1, 2003 until December 31, 2004. Mr. Roberts received a severance payment of $35,000. Mr. Roberts recommenced employment with the Company on January 1, 2005 as Vice President, Corporate Development of International Uranium (USA) Corporation. Mr. Roberts currently has a contract of employment with International Uranium
      (USA) Corporation. There are no compensatory plans or arrangements provided in such contract in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of Mr. Roberts' employment contract is December 31, 2006. In addition, $250 represents 401K matching contributions made to the named executive's retirement account per the Company's 401K Benefit Plan available to all eligible employees.

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

   OPTION/SAR GRANTS TO EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN          (CDN $/       GRANT (CDN $/         EXPIRATION
        NAME                      (#)            FINANCIAL YEAR         SECURITY)        SECURITY)              DATE
        ----                 -------------       --------------        ----------     --------------        -----------
David C. Frydenlund             250,000               12.6%              $1.01            $1.01          November 26, 2006
Ron F. Hochstein                400,000               20.2%              $1.01            $1.01          November 26, 2006

A summary of the Company's Stock Option Plan is provided under "Share Ownership" below.

C. BOARD PRACTICES

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation. Each of the above directors was elected to his present term of office at the annual meeting of shareholders of the Company held on March 23, 2004.

Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Company or its subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. These employment contracts expire on September 30, 2005. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                             COMMITTEES OF THE BOARD

                                                       CORPORATE GOVERNANCE         ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE          COMPENSATION COMMITTEE      AND NOMINATING COMMITTEE          SAFETY COMMITTEE
---------------          ----------------------      ------------------------       -----------------------
 John H. Craig                John H. Craig                John H. Craig                 John H. Craig
Lukas H. Lundin              Lukas H. Lundin              Lukas H. Lundin               Lukas H. Lundin
William A. Rand              William A. Rand              William A. Rand             David C. Frydenlund

AUDIT COMMITTEE

Charter of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, quarterly review engagements, the Company's internal accounting controls, the Code of Ethics for senior officers, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets a minimum of four times per year. The Audit Committee's Charter is attached as Exhibit 1.2.

Composition of the Audit Committee

The members of the Audit Committee are William A; Rand, John H. Craig and Lukas
H. Lundin. Of these members, Mr. Rand is considered to be "independent" within the meaning of applicable United States and Canadian securities regulations. Under Canadian securities regulations, effective at the Company's annual general meeting to be held on March 22, 2005, all members of the Company's Audit Committee must be independent. Management of the Company has nominated for election at the meeting one additional director who is independent within the meaning of applicable securities regulations and who will, if elected, be appointed to the Audit Committee. The Board continues to search for another candidate for director of the Company who would be independent and financially literate within the meaning of applicable securities regulations.

Each of Messrs. Rand, Craig and Lundin are considered to be "financially literate" within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonable be expected to be raised by the Company's financial statements.

Relevant Education and Experience of Audit Committee Members

Each member of the Audit Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public resource-based companies. Mr. Rand is a retired corporate and securities lawyer and mining executive, with an accounting educational background, who has sat on a number of boards and audit committees of similar public resource-based companies for over 25 years. Mr. Craig is a corporate and securities lawyer with over 25 years of experience, who has sat on a number of Boards and Audit Committees of similar types of companies. Mr. Lundin has a university degree in engineering, and is an executive officer and director of a number of similar public resource-based companies.

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

The Company's compensation philosophy for executives continues to follow three underlying principles; namely,(i) to provide a compensation package that encourages and motivates performance;
(ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its shareholders through stock-related programs.

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

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Company's approach to corporate governance issues. The Committee overseas the effective functioning of the Board, overseas the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies possible nominees for the Board and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the contribution of individual directors. In addition, the Committee delivers an annual statement on corporate governance to the Board for inclusion in either the Company's annual report or management proxy circular.

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

D. EMPLOYEES

The following table sets out the number of employees of the Company and its subsidiaries at September 30, 2004 for each of the past three financial years, and a breakdown of persons employed by main category of activity and geographic location.

                   NUMBER OF EMPLOYEES BY GEOGRAPHIC LOCATION


   LOCATION                    2004          2003           2002
   --------                    ----          ----           ----
Vancouver, B.C.                  2             -              -
Denver                           2             9             10
White Mesa Mill                 16            15             66

Mongolia Office                  2             4              2
                                --            --             --
Total                           22            28             78
                                ==            ==             ==

None of the Company's employees are unionized. The Company's subsidiary, Fortress, also has four employees in Vancouver, B.C.

E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of February 14, 2005.

      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                     NUMBER OF COMMON                           OPTION PRICE        OPTION EXPIRY
  EXECUTIVE OFFICER AND DIRECTOR    SHARES UNDER OPTION     DATE OF GRANT          (CDN $)              DATE
  ------------------------------    -------------------     -------------       ------------        --------------
John H. Craig                             50,000            November 27, 2003       1.01            November 26, 2006
David C. Frydenlund                      250,000            November 27, 2003       1.01            November 26, 2006

Ron F. Hochstein                         400,000            November 27, 2003       1.01            November 26, 2006
                                         250,000             October 11, 2002       0.31             October 10, 2005

Lukas H. Lundin                          400,000            November 27, 2003       1.01            November 26, 2006
William A. Rand                          100,000            November 27, 2003       1.01            November 26, 2006
Total                                  1,450,000

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

At the 2005 Annual General Meeting to be held on March 22, 2005, the shareholders of the Company will be asked to consider a resolution to approve an amendment to the Company's Stock Option Plan to increase the maximum number of common shares that may be reserved under the plan from 6,700,000 to 10,700,000, as well as several other amendments required in order to bring the Plan into alignment with the new rules of The Toronto Stock Exchange (the "TSX") provided for in section 613 of the revised TSX Manual.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of February 14, 2005 and the total amount of these securities owned by the officers and directors as a group.

                               MAJOR SHAREHOLDERS

                                               NUMBER OF COMMON
IDENTITY OF PERSON OR GROUP                      SHARES OWNED        PERCENTAGE
---------------------------                      ------------        ----------
Adolf H. Lundin                                    6,500,000             8.1%
Directors and Officers as a group (6 persons)      1,125,750             1.4%

None of the Company's major shareholders have different voting rights than other holders of common shares of the Company.

As far as it is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s).

As of January 25, 2005, 14,494,125, or 18%, of the Company's outstanding common stock were registered in the names of 62 residents of the United States, as record holders. The Company's common stock is issued in registered form and the number of shares reported to be held by U.S. shareholders of record is taken from the records of Computershare Trust Company of Canada, the registrar and transfer agent for the Common Stock.

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

During the year ended September 30, 2004, the Company incurred legal fees of $169,026 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $45,847 for the year ended September 30, 2003 and $10,960 for the year ended September 30, 2002.

During the year ended September 30, 2004, the Company incurred management and administrative service fees of $136,335 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. This amount is based on a fee of $7,500 per month from October 2003 through January 2004 and Cdn$16,000 (approximately US$13,292) per month from February through September 2004. The increase in monthly fees from February through September 2004 resulted from the Company increasing the size of its Vancouver office in February. Management and administrative service fees incurred with this company were $90,000 for the years ended September 30, 2003 and 2002. Amounts due to this company were nil as of September 30, 2004 and 2003.

During the year ended September 30, 2004, the Company provided mine reclamation management and engineering support services of $421,182 on a cost plus basis to a company with common directors. Amounts due from this company were $64,801 as of September 30, 2004.

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

Some of the Company's alternate feed license amendments have been challenged in the past by the State of Utah, a commercial disposal company and other parties. As of February 14, 2005, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges before the NRC, to date. In fact, in February, 2000 the NRC rendered a decision, upholding an amendment to the Company's NRC license that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners reaffirmed an earlier ruling by the Atomic

Safety and Licensing Board, and resolved in the Company's favor the dispute at that time with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that the uranium bearing soils and materials located at former defense sites that are being pursued by the Company can be processed at the Mill in accordance with NRC health and safety regulations. This decision resolved the dispute with the State of Utah in 2000.

The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain alternate feeds, in certain circumstances, may be adversely affected since license amendments are required for each alternate feed transaction.

During a sampling event at the White Mesa Mill in May, 1999, the Company discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Investigations by independent experts retained by the Company indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field, and/or septic tank drainfields that serviced both laboratory operations and sanitary sewage prior to construction of the Mill's tailings cells. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,000 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Company to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Company is performing investigations and taking actions in accordance with the Corrective Action Order. Interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. A final corrective action plan has not yet been developed. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. The Company has sought summary judgment in its favor. The Court has not yet ruled on the Company's request.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2004, the date of the annual financial statements incorporated into this Form 20-F, except as otherwise disclosed in this Form 20-F.

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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

                               TRADING INFORMATION

                                        HIGH         LOW
                 PERIOD                (Cdn $)     (Cdn $)         VOLUME
                 ------                -------     -------         ------
October 1, 1999-September 30, 2000       0.38        0.13        19,626,816
October 1, 2000-September 30, 2001       0.40        0.20        11,342,300
October 1, 2001-September 30, 2002       0.50        0.25         9,883,580
October 1, 2002-September 30, 2003       0.75        0.25        29,388,200
October 1, 2003-September 30, 2004       5.15        0.50        92,514,000
October-December 2002                    0.35        0.25         1,117,600
January-March 2003                       0.49        0.29         3,321,900
April-June 2003                          0.35        0.28         3,371,600
July-September 2003                      0.75        0.29        21,577,100
October-December 2003                    1.76        0.50        28,288,600
January-March 2004                       3.30        1.35        23,977,900
April-June 2004                          2.94        1.51        11,762,000
July-September 2004                      5.15        2.43        28,575,600
October-December 2004                    4.80        3.34        22,735,600
August 2004                              4.00        2.46         9,589,600
September 2004                           5.15        3.68        15,803,300
October 2004                             4.80        3.34        10,454,900
November 2004                            4.70        3.55         7,476,900
December 2004                            4.40        3.53         4,803,800
January 2005                             4.88        3.81         6,791,300
February 1 to February 10, 2005          5.90        4.30         7,187,800

CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/03, 3/31/04, 6/30/04, 9/30/04 and December 31, 2004:

                              EXCHANGE RATES-ANNUAL

YEAR      AVERAGE        LOW - HIGH        SEPTEMBER 30
----      -------        ----------        ------------
2000       0.6735      0.6422 - 0.6970        0.6653
2001       0.6461      0.6227 - 0.6714        0.6341

2002       0.6361      0.6175 - 0.6656     0.6336
2003       0.6853      0.6252 - 0.7512     0.7391
2004       0.7551      0.7138 - 0.7856     0.7876

                            EXCHANGE RATES-QUARTERLY

CALENDAR QUARTER ENDED       AVERAGE          LOW-HIGH         LAST DAY OF QUARTER
----------------------       -------          --------         -------------------
       12/31/03               0.7601       0.7371 - 0.7747            0.7727
       03/31/04               0.7594       0.7357 - 0.7883            0.7648
       06/30/04               0.7363       0.7138 - 0.7685            0.7440
       09/30/04               0.7644       0.7405 - 0.7886            0.7876
       12/31/04               0.8200       0.7836 - 0.8532            0.8303

The rate of exchange for the conversion of United States dollars into Canadian dollars average on February 10, 2005 was $0.8003 (Cdn.$1.00 = U.S.$0.8003).

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

C. MATERIAL CONTRACTS

The Company has not entered into any material contracts, other than in the ordinary course of business during the previous two years, other than the following contracts:

      - Agreement dated March 1, 2004 between Fortress and the Company pursuant to which the Company agreed to sell to Fortress the Company's precious and base metals properties; and

      - Underwriting Agreement dated December 16, 2003 between the Corporation and a syndicate of underwriters led by Griffiths McBurney & Partners and including Dundee Securities Inc. and Toll Cross Securities Inc., pursuant to which the Company issued a total of 6,700,000 common shares for gross proceeds of Cdn$10,050,000.

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

Where an investor acquiring control of a Canadian business is resident of a World Trade Organization ("WTO") country, including Americans, the investment is generally reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of February 14, 2005, of Cdn $250 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, unless the Canadian business acquired is engaged in activities in any of the sensitive areas discussed below, in which case lower thresholds for review apply.

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

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company, as of February 14, 2005. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of February 14, 2005, applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation -- Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of February 14, 2005, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of shares of the Company.

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

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately based on two specific classes of income: "passive" and "general." Dividends distributed by the Company will generally constitute "passive income." The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

The Company believes that it was not a PFIC for its fiscal year ended September 30, 2004. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

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

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of February 14, 2005, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

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

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2004. The Company currently has some finished goods inventories of vanadium product.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) The President and Chief Executive Officer and the Chief Financial Officer of the Company have reviewed the Company's disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e), and the effectiveness thereof, based on an evaluation conducted on February 10, 2005, and have concluded that such controls and procedures are effective and are adequate to support the certificates given by such officers in this document.

(b)   Not Applicable.

(c)   Not Applicable.

(d) There have not been any significant changes in the Company's internal controls or in any other factors that could significantly affect these controls subsequent to February 10, 2005, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Mr. William A. Rand, a member of the Company's Audit Committee is an audit committee financial expert, within the meaning of item 401(h) of SEC Regulation S-K.

Mr. Rand is a retired corporate and securities lawyer and mining executive, with a university degree with an honors in economics and a major in accounting, who has sat on a number of boards and audit committees of similar public resource-based companies for over 25 years. Through this education and experience, Mr. Rand has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has: (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.

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

The code of ethics was adopted on February 12, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

FISCAL YEAR ENDING      AUDIT FEES     AUDIT-RELATED FEES      TAX FEES      ALL OTHER FEES)
------------------      ----------     ------------------      --------      ---------------
9/30/04                 $   95,048              Nil            $49,594(1)           Nil
9/30/03                 $   57,000              Nil            $24,450(2)           Nil
9/30/02                 $   52,500         $2,500(4)           $17,500(3)           Nil

      (1) Tax fees consist of fees of $36,522 for assisting the Company in preparing U.S. and Canadian income tax returns and $13,072 for tax planning services relating to the sale of the Company's precious and base metals assets to Fortress Minerals Corp.

      (2) Tax fees consist of fees of $19,500 for assisting the Company in preparing U.S. and Canadian income tax returns and $4,950 for tax planning services.

      (3) Tax fees consist of fees for assisting the Company in preparing and filing U.S. and Canadian income tax returns.

      (4) Audit-related fees consist of fees for review and discussion of accounting matters relating to the Urizon Joint Venture.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

There have been no purchases of the Company's common stock by the Company or affiliated purchasers during the period covered by this report.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

See Pages F-1 through F-19 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                                                Page
                                                                                                ----
Index to Consolidated Financial Statements..................................................     F-i
Auditors' Report to the Shareholders........................................................     F-1
Consolidated Balance Sheets at September 30, 2004 and 2003..................................     F-2
Consolidated Statements of Operations and Deficit
    For the Years Ended September 30, 2004, 2003 and 2002...................................     F-3
Consolidated Statements of Cash Flows for the Years Ended
    September 30, 2004, 2003 and 2002.......................................................     F-4
Notes to the Consolidated Financial Statements..............................................     F-5

      All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

    b)    Documents filed as exhibits to this Annual Report:

Index to Exhibits                                                                               F-21

Exhibit 1.1     Company's Corporate Structure Chart                                             F-22

Exhibit 1.2     International Uranium Corporation Audit Committee Charter                       F-23

Exhibit 14      Code of Ethics For the Chief Executive Officer, Chief
                Financial Officer and Other Officers                                            F-27

Exhibit 31      302 Certification                                                               F-29

Exhibit 32      906 Certification                                                               F-31

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERNATIONAL URANIUM CORPORATION

By: /s/ David C. Frydenlund
    ----------------------------------------------------------------------------
    David C. Frydenlund, Vice President and Chief Financial Officer

Dated: February 14, 2005

                EXHIBIT 1.1- COMPANY'S CORPORATE STRUCTURE CHART

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to the Shareholders............................................F-1

Consolidated Balance Sheets at September 30, 2004 and 2003......................F-2

Consolidated Statements of Operations and Deficit
     For the Years Ended September 30, 2004, 2003 and 2002......................F-3

Consolidated Statements of Cash Flows for the Years Ended
     September 30, 2004, 2003 and 2002..........................................F-4

Notes to the Consolidated Financial Statements..................................F-5

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION

We have audited the consolidated balance sheets of INTERNATIONAL URANIUM CORPORATION as at September 30, 2004 and 2003 and the consolidated statements of loss and deficit, cash flows and shareholders' equity for the years ended September 30, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended September 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
February 10, 2005

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                        AT SEPTEMBER 30
                                                                    2004                 2003
                                                               -------------         -------------
ASSETS
   Current assets:
   Cash and cash equivalents                                   $  12,044,955         $   3,639,079
   Short-term investments                                          1,089,960             1,089,960
   Trade and other receivables                                     1,630,591               833,038
   Inventories (Note 3)                                            1,189,391             1,761,368
   Prepaid expenses and other                                        408,038               382,488
   Due from Urizon Joint Venture (Note 4)                                  -               451,152
                                                               -------------         -------------
                                                                  16,362,935             8,157,085

   Plant and equipment, net (Note 5)                               2,786,570             2,825,238
   Mineral properties (Note 6)                                     6,171,263             1,776,982
   Marketable securities (Note 7)                                    892,221                     -
   Intangible assets, net (Note 4)                                   687,500               750,000
   Restricted investments (Note 8)                                12,487,066            12,106,947
                                                               -------------         -------------
                                                               $  39,387,555         $  25,616,252
                                                               =============         =============

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                    $     879,994         $     847,729
   Notes payable                                                      15,479                14,472
                                                               -------------         -------------
                                                                     895,473               862,201

   Notes payable, net of current portion                              35,573                51,052
   Reclamation obligations (Note 9)                               12,603,595            12,320,983
   Deferred revenue                                                3,556,592             2,158,938
   Other long-term liability (Note 4)                                 99,593                98,582
   Minority interest (Note 10)                                     1,664,247                     -
                                                               -------------         -------------
                                                                  18,855,073            15,491,756
                                                               -------------         -------------
SHAREHOLDERS' EQUITY
   Share capital (Note 11)
   Issued and outstanding (79,635,066 and 68,970,066 shares)      50,305,480            37,935,533
   Value assigned to stock options                                   224,718                     -
   Deficit                                                       (29,997,716)          (27,811,037)
                                                               -------------         -------------
                                                                  20,532,482            10,124,496
                                                               -------------         -------------
                                                               $  39,387,555         $  25,616,252
                                                               =============         =============

      Contingency (Note 15)

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                               /s/ Lukas H. Lundin
Ron F. Hochstein, Director                         Lukas H. Lundin, Director

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT)
                             (UNITED STATES DOLLARS)

                                                                          YEARS ENDED SEPTEMBER 30
                                                                   2004             2003             2002
                                                                   ----             ----             ----
OPERATIONS
Revenue
   Vanadium                                                   $    1,582,628    $            -   $            -
   Process milling                                                   420,646        12,415,001        6,830,137
   Engineering services (Note 14c.)                                  421,182           135,017                -
                                                              --------------    --------------   --------------
     Total revenue                                                 2,424,456        12,550,018        6,830,137
                                                              --------------    --------------   --------------
Costs and expenses
   Vanadium cost of sales                                            706,274                 -                -
   Process milling expenditures                                      139,793         4,671,199        2,047,791
   Mill stand-by expenditures                                      2,330,554           738,730        2,136,389
   Selling, general and administrative                             3,218,295         2,655,341        3,449,651
   Stock based compensation                                          224,718                 -                -
   Exploration general                                                55,503           209,253           62,936
   Write-down of inventories                                               -                 -          155,334
   Write-down of mineral properties                                        -           118,081                -
   Change in market value of other asset                                   -                 -         (261,000)
   Change in reclamation obligations                                       -                 -          (29,174)
                                                              --------------    --------------   --------------
                                                                   6,675,137         8,392,604        7,561,927
                                                              --------------    --------------   --------------

(Loss) income before the under noted items                        (4,250,681)        4,157,414         (731,790)

   Gain on disposal of other asset                                         -            79,000                -
   Gain on sale of land and equipment                                 58,930           210,603            4,586
   Gain (loss) on sale of short-term investments                     (38,046)          579,926          288,409
   Foreign exchange gain                                             242,059            11,826                -
   Net interest and other income                                     533,158           494,383          623,785
   Dilution gain (Note 10)                                           548,549                 -                -
   Minority interest                                                 134,219                 -                -
                                                              --------------    --------------   --------------
Net (loss) income for the year before taxes                       (2,771,812)        5,533,152          184,990

  Recovery of future income tax asset                                585,133                 -                -
                                                              --------------    --------------   --------------
Net income (loss) for the year                                $   (2,186,679)   $    5,533,152   $      184,990
                                                              ==============    ==============   ==============

Basic and diluted (loss) income per share (Note 11)           $        (0.03)   $         0.08   $            -
                                                              ==============    ==============   ==============

Basic weighted average number of shares outstanding               76,306,520        67,011,765       65,652,998

DEFICIT
Deficit, beginning of year                                       (27,811,037)      (33,344,189)     (33,529,179)
   Net (loss) income for the year                                 (2,186,679)        5,533,152          184,990
                                                              --------------    --------------   --------------
DEFICIT, END OF YEAR                                          $  (29,997,716)   $  (27,811,037)  $  (33,344,189)
                                                              ==============    ==============   ==============

The accompanying notes are an integral part of these financial statements.

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                 YEARS ENDED SEPTEMBER 30
                                                            2004            2003           2002
                                                         ------------   ------------   ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) income for the period                         $ (2,186,679)  $  5,533,152   $    184,990
Items not affecting cash
   Depreciation                                               480,554        617,554        813,050
   Amortization                                                62,500              -              -
   Gain on sale of land and equipment                         (58,930)      (210,603)        (4,586)
   Gain on sale of short-term investments                     (38,046)      (579,926)      (288,409)
   Write-down of inventories                                        -              -        155,334
   Gain on disposition of other asset                               -        (79,000)             -
   Gain in market value of other asset                              -              -       (261,000)
   Decrease in reclamation obligations                              -              -        (29,174)
   Write-down of mineral properties                                 -        118,081              -
   Forgiveness of note receivable                                   -              -        200,000
   Recovery of future income tax asset                       (585,133)             -              -
   Minority interest                                         (134,219)             -              -
   Stock based compensation                                   224,718              -
   Dilution gain                                             (548,549)
Changes in non-cash working capital items
   (Increase) decrease in trade and other receivables        (742,190)      (733,188)     1,450,388
   Decrease (increase) in due from Urizon Joint Venture       451,152       (451,152)             -
   Decrease (increase) in inventories                         571,977        (40,416)        10,269
   Increase in other current assets                           (25,550)       (14,053)      (162,525)
   (Decrease) increase in accounts payable and accrued
   liabilities                                                (74,014)       183,428        355,493
Increase in reclamation obligations                           282,612
Increase (decrease) in deferred revenue                     1,397,654     (8,740,256)    (4,166,921)
                                                         ------------   ------------   ------------
   NET CASH (USED IN) OPERATIONS                             (922,143)    (4,396,379)    (1,743,091)
                                                         ------------   ------------   ------------

INVESTING ACTIVITIES

Purchase plant and equipment                                 (441,824)       (74,616)      (215,554)
Cash received on acquisition of Fortress                      977,094              -              -
Mineral properties                                         (4,186,908)    (1,356,166)      (538,897)
Purchase of intangible asset                                        -       (750,000)             -
Proceeds from sale of surplus land and equipment               64,139        230,100         40,964
Purchase of marketable securities                            (892,221)      (996,675)      (752,626)
Proceeds from sale of short-term investments                   38,046      3,559,403      9,679,079
(Increase) decrease in restricted investments                (380,119)       536,392     (2,141,864)
                                                         ------------   ------------   ------------
NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES       (4,821,793)     1,148,438      6,071,102
                                                         ------------   ------------   ------------
FINANCING ACTIVITIES

(Decrease) increase in notes payable                          (14,472)       (12,686)            31
Settlement of other asset                                           -       (280,000)             -
Issuance of common shares                                  12,408,969              -              -
Fortress private placement                                  1,209,204              -              -
Exercise of stock options                                     546,111        468,924         17,396
                                                         ------------   ------------   ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  14,149,812        176,238         17,427
                                                         ------------   ------------   ------------

Increase (decrease) in cash and cash equivalents            8,405,876     (3,071,703)     4,345,438
Cash and cash equivalents, beginning of year                3,639,079      6,710,782      2,365,344
                                                         ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $ 12,044,955   $  3,639,079   $  6,710,782
                                                         ============   ============   ============

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
September 30, 2004, 2003 and 2002
(United States Dollars)

1.    Organization and Nature of Operations

      International Uranium Corporation ("IUC" or the "Company") is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). In addition, the Company sells uranium recovered from conventional mine production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down since 1999, due to low commodity prices at the time, but which are currently being evaluated for re-commencement of mining operations given recent increases in the price of uranium and vanadium. The Company is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. In addition, the Company is engaged in precious and base metals exploration in Mongolia through its subsidiary, Fortress Minerals Corp.

      In addition to the company's primary focus on uranium exploration and mining, the Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.

      In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a long-term alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

      During the third quarter of fiscal 2004, the Company completed the sale of its precious and base metals exploration properties in Mongolia to Fortress Minerals Corp to concentrate on the Company's uranium activities.

2.    Significant Accounting Policies

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States generally accepted accounting principles, which would have a significant impact on these financial statements, are disclosed in Note 17.

      a. Basis of consolidation

      The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, International Uranium (Sask) Corporation, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation and it's majority owned subsidiary Fortress Minerals Corp., and on a proportionate consolidation basis, Urizon Recovery Systems, LLC. The Company's interest in the Gurvan Saihan Joint Venture is accounted for on a consolidated basis, since the Company exercises control.

      b. Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant estimates include the amount of the Company's reclamation obligations, the recoverability of capitalized mineral property costs, the useful life of intangibles and plant and equipment, and the variables used in determining stock based compensation. Actual results could differ from those estimated.

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

      e. Investments

      The Company holds short term investments, marketable securities and restricted investments. The short term investments and marketable securities are carried at the lower of cost and market value. Restricted investments are held to maturity and are recorded at amortized cost.

      Investments in joint ventures, in which the Company does not exercise control, are accounted for using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

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

      h. Exploration properties

      Mineral exploration costs are capitalized as incurred, except for costs that are not directly associated with a project. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration expenditures are amortized using the unit-of-production method over the estimated life of the ore body. When a project is determined to be unsuccessful, the mining property and the related exploration expenditures are written down to their net recoverable amount.

      i. Asset impairment

      Effective October 1, 2003, the Company adopted the new standard of the Canadian Institute of Chartered Accountants ("CICA") relating to impairment of long lived assets. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

      The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

      j. Environmental protection and reclamation costs

         Effective October 1, 2002, the Company adopted the new standard of the CICA relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings.

      The implementation of this standard was not material to the Company.

      k. Foreign currency translation

      These consolidated financial statements are denominated in United States dollars, the Company's functional currency. A majority of the Company's assets and operations are located in the United States, with the exception of the mineral exploration properties in Canada and Mongolia. The majority of its costs are denominated in United States dollars.

      Amounts denominated in foreign currencies are translated into United States dollars as follows:

         i. monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

         ii.   non-monetary assets at historical rates;

            iii. revenue and expense items at the average rates for the period, except for depreciation and amortization which are based on historical rates.

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

      Engineering services are recognized as the services are provided in accordance with customer agreements.

      Revenues are recognized only to the extent they are reasonably considered to be collectible.

      Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

      n. Stock options

      The Company has a stock option plan, which is described in Note 11(c).

      Effective October 1, 2002, the Company adopted the new CICA accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (Note 11c).

      o. Intangible Assets

      Intangible assets consist of technological licenses held in the Urizon Joint Venture (Note 4) and are being amortized over the estimated useful life of the license of 12 years.

3.    Inventories

                            2004            2003
                         ----------      ----------
Vanadium concentrates    $  144,854      $  838,474
In process                  202,414          70,242
Parts and supplies          842,123         852,652
                         ----------      ----------
                         $1,189,391      $1,761,368
                         ==========      ==========

4.    Urizon Joint Venture

      On October 18, 2002, the Company entered into a joint venture with Nuclear Fuel Services, Inc ("NFS"). for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. The Company contributed $1,500,000 in cash together with its technology license. NFS contributed its technology license.

      Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The intangible asset is intellectual property and represents the Company's 50% interest in Urizon's technology.

      The results of Urizon have been included in the consolidated accounts of the Company on a proportionate basis from the date of formation.

      Following are condensed balance sheet and income statements reflecting IUC's interest in the Urizon joint venture.

                                                          2004         2003
                                                        ---------    ---------
Current assets                                          $  20,588    $ 710,836
Intangible asset                                        $ 687,500    $ 750,000

Current liabilities                                     $       -    $ 237,982
Long term debt                                          $  99,593    $  98,582

Operating loss                                         ($  64,224)  ($ 827,282)
Cash flows from operating activities                    $       -   ($  39,242)

The joint venture has no cash flows arising from investing or financing activities.

Intangible asset

                                                                       Accumulated      2004
                                                          Cost        Amortization       Net
                                                        ---------     ------------    --------
Technology licenses                                     $ 750,000     $     62,500    $687,500

5.    Plant and Equipment

                                                         Accumulated       2004
                                               Cost      Amortization      Net
                                            ----------   ------------   ----------
Mill buildings and equipment                $7,303,851    $4,938,585    $2,365,266
Other machinery and equipment                1,102,124       680,820       421,304
                                            ----------    ----------    ----------
                                            $8,405,975    $5,619,405    $2,786,570
                                            ==========    ==========    ==========

                                                          Accumulated      2003
                                               Cost      Depreciation      Net
                                            ----------    ----------    ----------
Mill buildings and equipment                $6,965,816    $4,546,437    $2,419,379
Other machinery and equipment                1,072,879       667,020       405,859
                                            ----------    ----------    ----------
                                            $8,038,695    $5,213,457    $2,825,238
                                            ==========    ==========    ==========

      During fiscal 1999 the Company placed its mining operations on stand-by. At September 30, 2004 and September 30, 2003, capital assets include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $349,969 and $376,285, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

6.    Mineral Properties

      a. Mongolia precious and base metal properties

      The Company's Mongolian precious and base metals properties were transferred to Fortress Minerals Corp. in June 2004 in exchange for cash and a controlling interest in Fortress (Note 10). Amounts capitalized, by project, include costs related to acquisition of land interests, recording fees, geological field programs, geochemical surveys, ground geophysical programs, drilling and lab analysis are shown below:

                       2003          2004             2004
                       Net        Expenditures        Net
                   ----------     ------------     ----------
Shiveen Gol        $  991,438      $  786,452      $1,777,890
Tsagaan Tologoi       213,232         384,549         597,781
Erdenet               222,207         498,276         720,483
Tsagaan Gozgor              -          29,688          29,688
Huvsgol               151,106         188,358         339,464
Satyr Khudag           56,559          61,766         118,325
Davaa                       -          31,764          31,764
Burkheer Khar          88,742          21,703         110,445
Ulzit                  53,698          29,471          83,169
                   ----------      ----------      ----------
                   $1,776,982      $2,032,027      $3,809,009
                   ==========      ==========      ==========

      b. Canada uranium properties

      In the first quarter of fiscal 2004, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. Amounts capitalized, by project, include costs related to acquisition of land interests, staking costs, recording fees, geological field programs, airborne and ground geophysical programs, drilling and lab analysis are shown below:

                                    2003         2004             2004
                                    Net       Expenditures         Net
                                 ----------   ------------     ----------
Moore Lake                       $        -    $1,766,485      $1,766,485
Lazy Edwards                              -        27,884          27,884
Pendleton Lake                            -       101,087         101,087
South Cigar Lake                          -        69,391          69,391
Crawford Lake                             -            54              54
Ford Lake                                 -         3,157           3,157
Perpete Lake                              -         1,409           1,409
Key Lake South                            -        78,350          78,350
Johnstone Lake                            -         9,826           9,826
Other Exploration Costs                   -       251,535         251,535
                                 ----------    ----------      ----------
                                 $        -    $2,309,178      $2,309,178
                                 ==========    ==========      ==========

      c. Mongolia uranium properties

      Mongolian mineral properties are currently made up of the Company's interest in the Gurvan-Saihan Joint Venture ("GSJV") as well as properties held, solely for the account of the Company, through its subsidiary International Uranium Mongolia, XXK. Amounts capitalized, by project, include costs related to licensing of land interests, review of geological data and satellite imagery, and geological field programs are shown below:

                                    2003         2004             2004
                                    Net       Expenditures         Net
                                 ----------   ------------     ----------
Huh Tologoi                      $        -    $    8,583      $    8,583
Deren                                     -           385             385
Ikh Hongor Uul                            -         1,588           1,588
Navtgar                                   -         6,000           6,000
Oshinuur                                  -        13,972          13,972
Ulaan Toiron                              -           162             162
Other Exploration Costs                   -        22,386          22,386
                                 ----------    ----------      ----------
                                 $        -    $   53,076      $   53,076
                                 ==========    ==========      ==========

7.    Marketable securities

      The Company has invested $723,226 in shares of JNR Resources Inc. and $168,995 in shares of Goodfellow Resources Ltd., for a total investment of $892,221. As of September 30, 2004, the market value of these securities exceeded the cost by $3,204,347.

8.    Restricted Investments

      The Company has placed cash and fixed income securities on deposit to secure its reclamation bonds and certain other obligations (Note 9).

                                      2004                 2003
                                   -----------          -----------
Cash and cash equivalents          $ 1,883,073          $ 2,177,688
Fixed income securities             10,603,993            9,929,259
                                   -----------          -----------
                                   $12,487,066          $12,106,947
                                   ===========          ===========

9.    Provisions for Reclamation

      Estimated future decommissioning and reclamation costs of the Mill and mining properties have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities, and, in the case of the Mill, are reviewed and adjusted annually by the State of Utah Department of Environmental Quality as appropriate, to accurately reflect the estimated costs of reclamation.

      The Company has posted bonds (collateralized by cash and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 8).

      Since September 30, 2003, the Mill's reclamation estimate and bonding requirement increased from $10,336,283 to $10,618,895. There have been no changes to the reclamation cost estimate of $1,984,700 for the Company's mining properties, or mine bonding requirement during the fiscal year.

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

10.   Acquisition of Fortress Minerals Corp.

      On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. in exchange for 28,000,000 common shares or 63.14% of Fortress and $656,580 in cash for reimbursement of costs incurred on the properties from the time of the agreement to the transfer date. The net book value of the assets and liabilities transferred was $3,088,201.

      The transfer was accounted for as a non-monetary transaction that does not represent the culmination of the earnings process. Accordingly, no gain or loss has been recognized on the transaction. The assets and liabilities assumed on June 23, 2004 consist of the following:

Cash received from Fortress               $  656,580
Cash and cash equivalents                    320,514
Other current assets                          55,363
Plant and equipment, net                       5,271
Mineral Properties                         3,295,574
                                          ----------
                                          $4,333,302
                                          ----------

Accounts payable and accrued liabilities     107,290
Minority interest                          1,137,811
                                          ----------
                                           1,245,101
                                          ----------
Net assets assumed                        $3,088,201
                                          ==========

      On September 1, 2004, Fortress completed a private placement of 4,987,500 common shares of which the Company acquired 732,500 common shares. As a result of this private placement, the Company's interest was diluted from 63.14% to 58.24%, while it's proportionate share of Fortress' net assets increased by $548,549. This gain on dilution has been recognized in the consolidated statements of operations and deficit in accordance with Canadian GAAP.

11.   Share Capital

      a. Authorized - unlimited number of common shares.

      b. Issued and outstanding

      Shares

                                                    2004          2003           2002
                                                  ----------    ----------    ----------
Beginning of year                                 68,970,066    65,735,066    65,600,066
Employee stock options exercised                     715,000     3,235,000       135,000
Private placements                                 9,950,000             -             -
                                                  ----------    ----------    ----------
End of year                                       79,635,066    68,970,066    65,735,066
                                                  ==========    ==========    ==========

      Amount

                                                     2004           2003          2002
                                                 -----------    -----------   -----------
Beginning of year                                $37,935,533    $37,466,609   $37,449,213
Employee stock options exercised                     546,111        468,924        17,396
Private placements                                12,408,969              -             -
Renounced     flow    through    share
expenditures                                        (585,133)             -             -
                                                 ===========    ===========   ===========
End of year                                      $50,305,480    $37,935,533   $37,466,609
                                                 ===========    ===========   ===========

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

Stock option transactions were as follows:

                      2004         2003         2002
                   ----------   ----------   ----------
Beginning of year     670,000    4,055,000    4,370,000
Granted             1,985,000      250,000      495,000
Exercised            (715,000)  (3,235,000)    (135,000)
Expired                     -     (400,000)    (675,000)
                    ---------   ----------    ---------
End of year         1,940,000      670,000    4,055,000
                    =========   ==========    =========

      Weighted average exercise prices per share were as follows:

                               2004        2003        2002
                             ---------   ---------   ---------
Beginning of year            Cdn $0.32   Cdn $0.25   Cdn $0.32
Granted                      Cdn $1.08   Cdn $0.31   Cdn $0.32
Exercised                    Cdn $1.01   Cdn $0.20   Cdn $0.20
Expired                              -   Cdn $0.57   Cdn $0.75
                             ---------   ---------   ---------
End of year                  Cdn $0.85   Cdn $0.32   Cdn $0.25
                             =========   =========   =========

      Stock options outstanding and exercisable as of September 30, 2004 were as follows:

                       Options Outstanding and Exercisable
-------------------------------------------------------------------------------
                        Average Remaining Contractual     Weighted Average
Number Outstanding              Life (Years)           Exercise Price Per Share
------------------              ------------           ------------------------
      200,000                       0.29                      Cdn $0.30
      250,000                       1.03                      Cdn $0.31
    1,490,000                       2.16                      Cdn $1.01
    ---------                       ----                      ---------
    1,940,000                       1.82                      Cdn $0.85
    =========                       ====                      =========

      Outstanding options expire between January 2005 and November 2006.

      Effective October 1, 2002, the Company adopted the new CICA accounting standard for stock based compensation. For income statement purposes, the Company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of stock options to employees and directors, as the exercise price is equal to the market price at the date of grant. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $737,904 in fiscal 2004 and $35,751 in fiscal 2003, with respect to its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

                                                Year Ended                Year Ended
                                            September 30, 2004        September 30, 2003
                                            ------------------        ------------------
Net loss as reported                           ($2,186,679)                $5,533,152
Compensation expense                           ($  737,904)               ($   35,751)
Pro forma                                      ($2,924,583)                $5,497,401

Basic and diluted earnings per share:
As reported                                    ($     0.04)                $     0.08
Pro forma                                      ($     0.04)                $     0.08

      The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

                                          2004          2003
                                          ----          ----
Dividend yield                                 0%            0%
Average risk free interest rate             2.81%         4.04%
Expected volatility                           93%           65%
Expected life of options                 3 years       3 years

      Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at September 30 for 2004, 2003 and 2002 was 76,305,520, 67,011,765 and 65,652,998, respectively.

      Diluted net income per share reflects only the dilutive effect of the exercise of stock options outstanding as of year-end. The number of shares for the diluted net income or loss per share calculation at September 30, 2004, 2003 and 2002 was 76,305,520, 67,634,897 and 66,926,114,
      respectively.

12.   Income Taxes

                                                2004           2003            2002
                                              ----------     ---------      ----------
Reconciliation
     Combined basic rate                              40%           40%             40%
     Income (loss) from operations            (2,186,679)    5,533,152         184,990
                                              ----------     ---------      ----------
     Income tax recovery at basic rate          (874,672)    2,213,261          73,996

     Change in valuation allowance                28,793    (2,448,966)          6,228
     Other                                       260,746       235,705        (80,224)
                                              ----------     ---------      ----------
     Tax recovery per consolidated
     financial statements                       (585,133)            -               -
                                              ==========     =========      ==========

Future income tax assets
     Tax losses carried forward                5,412,595     5,283,133       4,667,921
     Inventory                                   382,169       382,169         413,769
     Mineral properties                        1,224,421     1,124,872       1,472,807
     Deferred revenue                          1,442,637       863,575       3,149,145
                                              ----------     ---------      ----------
                                               8,461,822     7,653,749       9,703,642

Future income tax liability
     Capital assets                           (1,994,567)   (1,215,287)       (881,176)
     Valuation allowance                      (6,467,255)   (6,438,462)     (8,822,466)
                                              ----------     ---------      ----------
     Net future income taxes                           -             -               -
                                              ==========     =========      ==========

      Non-capital loss carry forwards for Canadian tax purposes of approximately $2,665,000 began to expire in 2004. For U.S. income tax purposes, loss carry forwards of approximately $11,212,000 expire between 2015 and 2024 unless utilized.

13.   Segmented Information

      a.    Geographic information

                                    2004            2003            2002
                                 -----------     -----------     -----------
Revenue
         United States           $ 2,424,456     $12,550,018     $ 6,830,137
                                 -----------     -----------     -----------
                                 $ 2,424,456     $12,550,018     $ 6,830,137
                                 ===========     ===========     ===========

Net loss
         Canada                 ($   105,756)   ($   174,372)   ($   192,922)
         United States            (2,446,602)      6,065,195         446,697
         Mongolia                    365,679        (357,671)        (68,785)
                                 -----------     -----------     -----------
                                ($ 2,186,679)    $ 5,533,152     $   184,990
                                 ===========     ===========     ===========

Total assets
         Canada                  $13,288,701     $   465,510     $    71,657
         United States            20,769,794      23,047,594      31,656,351
         Mongolia                  5,329,060       2,103,148         651,262
                                 -----------     -----------     -----------
                                 $39,387,555     $25,616,252     $32,379,270
                                 ===========     ===========     ===========

      b.    Major Customers

            The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During fiscal 2004, a vanadium customer accounted for approximately 65% of total revenues. During fiscal 2003 and 2002, a process milling customer accounted for approximately 89% and 100% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

14.   Related Party Transactions

      a. During the year ended September 30, 2004, the Company incurred legal fees of $169,026 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $45,847 for the year ended September 30, 2003 and $10,960 for the year ended September 30, 2002.

      b. During the year ended September 30, 2004, the Company incurred management and administrative service fees of $136,335 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Management and administrative service fees incurred with this company were $90,000 for each of the years ended September 30, 2003 and 2002. Amounts due to this company were nil as of September 30, 2004 and 2003.

      c. During the year ended September 30, 2004, the Company provided mine reclamation management and engineering support services of $421,182 on a cost plus basis to a company with common directors. Amounts due from this company were $64,801 as of September 30, 2004.

15.   Contingency and Commitments

      The Company has detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

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

      In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. The Company has sought summary judgment in its favor. The Court has not yet ruled on the Company's request.

      The Company has committed to payments under operating leases for the rental of office space and office equipment. The current lease at the Denver office expires on May 31, 2008. The future minimum lease payments are as follows:

Fiscal Year Ending
         2005                    $104,937
         2006                    $ 92,561
         2007                    $ 97,025
         2008                    $ 50,733

16.   Financial Instruments

      a.    Credit risk

            Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company's restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

            At September 30, 2004, one processing milling customer accounted for 86% of accounts receivable. At September 30, 2003, a different processing milling customer accounted for 44% of accounts receivable.

      b.    Fair values

            At September 30, 2004, the fair values of cash and cash equivalents and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

            The fair value of the Company's short-term investments will fluctuate with market prices. At September 30, 2004, market value of these securities exceeded cost by $1,699,059.

            The fair value of the Company's marketable securities will fluctuate with market prices. At September 30, 2004, the market value of these securities exceeded the cost by $3,204,347.

            The fair values of the Company's restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds, approximate carrying values.

17.   Differences Between Canadian and United States Accounting Principles

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

      Consolidated Balance Sheets

                                                                       2004            2003
                                                                    -----------     -----------
Short-term investments and marketable securities
     Canadian basis                                                 $ 1,982,181     $ 1,089,960
     Unrealized gain on available for sale securities (d)             4,903,406         929,275
                                                                    -----------     -----------
     U.S. basis                                                     $ 6,885,587     $ 2,019,235
                                                                    ===========     ===========
Plant and equipment, net
     Canadian basis                                                 $ 2,786,570     $ 2,825,238
     Accumulated depreciation of assets held for resale (a)             332,482         432,775
                                                                    -----------     -----------
     U.S. basis                                                     $ 3,119,052     $ 3,258,013
                                                                    ===========     ===========
Mineral properties
     Canadian basis                                                 $ 6,171,263     $ 1,776,982
     Exploration expenditures (b)                                    (6,171,263)     (1,776,982)
                                                                    -----------     -----------
     U.S. basis                                                               -               -
                                                                    ===========     ===========
Share capital
     Canadian basis                                                 $50,305,480     $37,935,533
     Flow through shares (g)                                            271,349               -
     Amalgamation (c)                                                  (615,970)       (615,970)
                                                                    -----------     -----------
     U.S. basis                                                     $49,960,859     $37,319,563
                                                                    ===========     ===========

Deficit
     Canadian basis                                                ($29,997,716)   ($27,811,037)
     Amalgamation (c)                                                   615,970         615,970
     Exploration expenditures (b)                                    (6,171,263)     (1,776,982)
     Dilution gain (f)                                                 (548,549)              -
     Flow through shares (g)                                           (271,349)              -
     Accumulated depreciation of assets held for resale (a)             332,482         432,775
                                                                    -----------     -----------
     U.S. basis                                                    ($36,040,425)   ($28,539,274)
                                                                    ===========     ===========

Additional Paid-in Capital - U.S. basis
     Dilution gain (f)                                                  548,549               -
                                                                    ===========     ===========
Other Comprehensive Income - U.S. basis
     Unrealized gain on available for sale securities (d)           $ 4,903,406     $   929,275
                                                                    ===========     ===========

Consolidated Statements of Earnings

                                                   2004            2003             2002
                                               -----------      ----------       ----------
Net income (loss) under Canadian
GAAP                                           ($2,186,679)     $5,533,152       $  184,990
Exploration expenditures (b)                    (4,394,281)     (1,238,085)        (538,897)
Dilution gain (f)                                 (548,549)              -                -
Flow through shares (g)                           (271,349)              -                -
                                                ----------      ----------       ----------
Net income (loss) under U.S. GAAP               (7,400,858)      4,295,067         (353,907)
Unrealized gain on available for sale
securities (d)                                   3,974,131         929,275                -
                                                ==========      ==========       ==========
Comprehensive income (loss) under U.S. GAAP    ($3,426,727)     $5,224,342      ($  353,907)
                                                ==========      ==========       ==========
Basic and diluted net income (loss) per
share, U.S. GAAP                               ($     0.10)     $     0.06      ($     0.01)
                                                ==========      ==========       ==========

Consolidated Statements of Cash Flows

                                                   2004           2003               2002
                                                ----------      ----------       ----------
Cash (used in) provided by operations
under Canadian GAAP                            ($  922,143)    ($4,396,379)     ($1,743,091)
Exploration expenditures (b)                    (4,186,908)     (1,238,085)        (538,897)
                                                ----------      ----------       ----------
Cash (used in) provided by operations
under U.S. GAAP                                ($5,109,051)    ($5,634,464)     ($2,281,988)
                                                ==========      ==========       ==========
Cash (used in) provided by investing
activities under Canadian GAAP                 ($4,821,793)     $1,148,438       $6,071,102
Exploration expenditures (b)                     4,186,908       1,238,085          538,897
                                                ----------      ----------       ----------
Cash (used in) provided by investing
activities under U.S. GAAP                     ($  634,885)     $2,386,523       $6,609,999
                                                ==========      ==========       ==========

      a. Under Canadian GAAP, the Company's surplus assets were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

      b. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2h. For U.S. GAAP purposes the Company expenses, as incurred, exploration expenditures relating to mineral properties that do not have proven and probable reserves associated with the property. When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

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

      d. Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Under Canadian GAAP, investments in available for sale securities are carried at the lower of cost and estimated fair market value.

      e. Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

      f. Under Canadian GAAP gains on dilution of interests in a subsidiary are recognized in income in the period in which they occur. Under U.S. GAAP the gain on dilution is not recognized if it results from the sale of securities by a subsidiary in the exploration stage and instead is accounted for as a capital transaction.

      g. Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties, resulting in an income tax expense.

                                INDEX TO EXHIBITS

Exhibit Number                  Description
--------------                  -----------
1.1                             Company's Corporate Structure Chart
1.2                             International Uranium Corporation Audit Committee Charter

14                              Code of Ethics For the Chief Executive Officer, Chief
                                Financial Officer and Other Officers

31                              302 Certification

32                              906 Certification

                                FORTRESS IT CORP.
                         Suite 3123, 595 Burrard Street
                                 P.O. Box 49139
                             Vancouver, B.C. V7X 1J1

International Uranium Corporation                                  March 1, 2004
Suite 2101
885 West Georgia Street
Vancouver, B.C. V6C 3E8

ATTENTION: MR. RON HOCHSTEIN, PRESIDENT

International Uranium (Bermuda I) Ltd.
Canon's Court, 22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX
Bermuda

Dear Sirs:

RE: ACQUISITION OF INTERNATIONAL URANIUM (BERMUDA II) LTD. ("BERMUDA II")

We understand that International Uranium Corporation ("IUC"), through its wholly-owned Bermuda subsidiary, International Uranium (Bermuda I) Ltd. ("Bermuda I"), owns all of the outstanding share capital of Bermuda II which, in turn, will at Closing own all of the outstanding share capital of Shiveen Gol XXK ("Shiveen Gol") and Mongol Resources Exploration XXK ("Mongol Resources"). We also understand that Shiveen Gol and Mongol Resources are the registered owners of certain copper-gold mining exploration properties located in Mongolia, all as more particularly described in Schedule A hereto (the "Properties").

We are writing to confirm our interest in acquiring from Bermuda I all of the outstanding shares of Bermuda II owned by Bermuda I on and subject to the following terms and conditions:

Acquiring Entity:        Fortress IT Corp. ("Fortress"), a company continued
                         under the laws of Canada, a reporting issuer in the Provinces of British Columbia and Alberta, whose common shares are listed and posted for trading on the NEX
                         Board of the TSX Venture Exchange, or its subsidiary to be incorporated for the purpose;

Acquired Entity:         Bermuda II, a company incorporated under the laws of
                         Bermuda, which owns 100% of the outstanding shares of Shiveen Gol and Mongol Resources;

Transaction Structure:   The transaction will be effected by way of an
                         acquisition by Fortress of all of the outstanding shares of Bermuda II (the "Transaction"). For greater certainty, any and all data and other information in respect of the Properties held by IUC or any of its subsidiaries shall be deemed to be the property of Bermuda II prior to closing and delivered to Fortress at closing;

Consideration:           In consideration for the acquisition of all of the
                         outstanding shares of Bermuda II and the assignment to Fortress or its nominee of all outstanding debts as of the date of this letter of intent owed by Bermuda II to Bermuda I or to any other affiliate of IUC, Fortress shall issue to Bermuda I (or as Bermuda I may direct) a total of 28,000,000 common shares in its capital stock at a deemed price of C$0.1125 per share (the "Purchase
                         Price"). The number of shares has been determined based on IUC and it subsidiaries having incurred approximately US$2.4 million in deferred exploration expenditures on the Properties within the last three years as evidenced by draft financial statements attached hereto as Schedule B. In addition, Fortress shall assume all working capital levels required for the normal, daily ongoing conduct of Bermuda II from March 1, 2004. Until Closing, Bermuda I shall advance to Bermuda II, on an interest-free basis, funds necessary for the normal daily ongoing conduct of Bermuda II. On Closing, Fortress shall repay Bermuda I all of such funds. It is anticipated that within ten days of the execution of this agreement, Bermuda I and Fortress shall agree upon a budget, setting forth expenditures required in relation to Bermuda II (the
                         "Budget"). Until Closing or termination of this letter of agreement, any and all expenditures on the part of Bermuda II that do not form a part of the Budget shall require the prior written approval of Fortress. If the Transaction does not close for any reason, Fortress shall, nonetheless be responsible for the cost of the Report referred to below;

Terms and Conditions:    On or before closing, each of Fortress and Bermuda II
                         will sign a mutually acceptable certificate (the
                         "Representations and Warranties Certificate") that provides the mutual representations, warranties, covenants and closing deliveries, including, without limitation, appropriate corporate and securities opinions from counsel for each party, in a form that is reasonable and customary for a transaction such as is contemplated herein;

Due Diligence Period:    Each of Bermuda I and Fortress will have an unfettered
                         right to
                         conduct and complete legal, audit and tax due diligence investigations regarding the other company within 45 days of the acceptance of this letter. On or before such date, either Bermuda I or Fortress may elect not to close if the results of its due diligence investigation of the other company are not satisfactory to it, acting reasonably. Notwithstanding the foregoing, Bermuda I or Fortress may elect not to complete the Transaction if the results of their continuing due diligence investigations of the other company are not satisfactory to it, acting reasonably.

Financing:               Fortress will undertake a private placement (the
                         "Private Placement") of 10,000,000 common shares at a price of not less than C$0.12 per share. The number of common shares to be issued pursuant to the Private
                         Placement shall be increased only if agreed upon by both IUC and Fortress;

Conditions to
Closing of Transaction:  (i)   Fortress shall have completed the Private
                               Placement;

                         (ii) An employment contract will have been entered into with Steve Swatton which will include, among other things, the grant of an option on 1,000,000 shares at $0.15 per share; and Erica Kohn will have been appointed Geologist and Corporate Development and will have been granted 50,000 options at $0.15 per share.

                         (iii) The Board of directors of Fortress shall be made
                               up of one IUC nominee; namely, Mr. Ron Hochstein, plus Mr. Douglas Leishman, Mr. Steve Swatton and Ms. Eira Thomas. Each non-management director being granted options of 100,000 shares at $0.15 per share;

                         (iv) An advisory agreement will have been entered into with Endeavour Financial to provide corporate administration, regulatory assistance and financial advice to Fortress;

                         (v) No material adverse change shall have occurred in the business, operations, capital, financial condition or prospects of either Bermuda II and its subsidiaries or Fortress;

                         (vi) Such other conditions to closing as shall be ordinary for a transaction of this nature, including the signed Representations and Warranties Certificate together with requisite shareholder and regulatory approvals;

                         (vii) Closing of the Transaction and Private Placement
                               by May 31, 2004 or earlier.

Expenses:                Each party will be responsible for the payment of its
                         own expenses in connection with the Transaction
                         (including, but not limited to legal and accounting fees, any fees payable to brokers or agents, or any finder's or other advisory fees). In addition, Fortress shall be responsible for any and all costs incurred by IUC for the commissioning of a qualified technical report on the Properties (the "Report");

Timing: The parties hereto agree that they are prepared to make every reasonable effort to complete the Transaction and Private Placement as planned. The parties will work in good faith seeking all necessary shareholder and regulatory approvals that may be required to complete the Transaction;

General: This letter of agreement will be governed by the laws of British Columbia and the federal laws of Canada applicable therein;

                         This letter shall be binding upon the parties.

This letter and the information contained in this letter shall be confidential and shall not be disclosed by either IUC or Fortress to third parties without the written consent of the other party. The parties will co-operate in the making and dissemination of any public announcements relating to the subject matter of this letter, including a press release to be issued following execution hereof specifying the identities of the parties and the principal terms of the Transaction.

If the foregoing is acceptable to you, please sign and return this letter to us. Facsimile transmissions of our respective signatures of this letter shall evidence our acceptance of its terms.

Yours truly,

FORTRESS IT CORP.

Per: __________________________________________
     Steve Swatton, President

Accepted and agreed to as of the 1st day of March, 2004.

INTERNATIONAL URANIUM CORPORATION

Per:__________________________________________

INTERNATIONAL URANIUM (BERMUDA I) LTD.

Per:__________________________________________

                                   SCHEDULE A

                          MONGOLIA EXPLORATION LICENSES
                                     HELD BY
                        MONGOL RESOURCES EXPLORATION XXK
                                        &
                                 SHIVEEN GOL XXK

A. LICENSES HELD BY MONGOL RESOURCES EXPLORATION XXK

                                                         LICENSE         LICENSE          AREA
PROPERTY                         LICENSE NAME             NUMBER          DATE          (HECTARES)
--------                        ----------------         -------        ---------        ---------
Ulziit                              Ulziit A              4750X         8/13/2002           16,973
                                    Ulziit B              4752X         8/13/2002            8,277
                                    Ulziit C              4751X         8/13/2002            4,322
                                                                                         ---------
               Total                                                                        29,572

Gants Modot                      Gants Modot A            4823X         9/2/2002            49,996
                                 Gants Modot B            4824X         9/2/2002            16,720
                                 Gants Modot C            4825X         9/2/2002            66,042
                                                                                         ---------
               Total                                                                       132,758

Davaa                                Davaa                6514X         11/1/2002          100,962

Burkheer Khar                   Burkheer Khar 1           6515X         11/1/2002           49,383

Erdenet                          Tomortolgoi N1           4947X         10/3/2002          100,224
                                 Tomortolgoi N2           4948X         10/3/2002           49,524
                                 Tomortolgoi N3           4949X         10/3/2002           24,630
                                Tomortolgoi S-1           4950X         10/3/2002           19,668
                                Tomortolgoi S-2           4951X         10/3/2002           14,464
                                Tomortolgoi S-3           4952X         10/3/2002           48,664
                                  Erdenet SE-2            4943X         10/3/2002           19,275
                                  Erdenet SE-3            6475X        10/21/2002           82,772
                                  Erdenet NE-1            6474X         10/3/2002          108,784
                                  Erdenet NE4             5981X         6/27/2003            9,812
                                  Erdenet NE5             5982X         6/27/2003           35,541
                                  Erdenet SE4             5983X         6/27/2003           22,611
                                Tomortolgoi Add.          5606X          4/6/2003            5,983
                                   Usan Seer              6447X        10/20/2003            8,384
                                                                                         ---------
               Total                                                                       550,336

Huvsgol                            Huvsgol 6              6545X        11/19/2002           15,947
                                 West Huvsgol 1           6548X        12/23/2002          105,287
                                 West Huvsgol 2           5233X        12/23/2002          127,056
                                 West Huvsgol 3           5234X        12/23/2002           26,491
                                                                                         ---------

                                                         LICENSE         LICENSE          AREA
PROPERTY                         LICENSE NAME             NUMBER          DATE          (HECTARES)
--------                       -----------------         -------        ---------        ---------
                       Total                                                               274,781

Tsagaan Tolgoi / Shiveen Gol   Tsagaan Tolgoi NA          4826X         9/2/2002            84,846
                               Tsagaan Tolgoi NB          4827X         9/2/2002            73,088
                               Tsagaan Tolgoi NC          4828X         9/2/2002            29,615
                                Tsagaan Tolgoi S          4829X         9/2/2002           149,924
                                   Namariin A             5603X         4/6/2003             4,151
                                   Namariin B             5604X         4/6/2003               935
                                   Namariin C             5605X         4/6/2003               224
                                    Har Uul               5685X         4/28/2003           71,165
                                  Tsunheg Uul             6430X        10/14/2003            4,626
                                 Shiveen Gol 2            5228X        12/23/2002              130
                                 Shiveen Gol 3            5229X        12/23/2002            6,173
                                 Shiveen Gol 4            5230X        12/23/2002            1,197
                                 Shiveen Gol 5            5231X        12/23/2002            4,767
                                 Shiveen Gol 1A           5396X         2/5/2003             4,302
                                 Shiveen Gol 1B           5395X         2/5/2003                43
                                 Shiveen Gol 1C           5394X         2/5/2003                65
                                                                                         ---------
                      Total                                                                435,251

Tsagaan Gozgor                    Orhontuul 1             6767X         1/16/2004           17,043
                                  Orhontuul 2             6768X         1/16/2004            7,690
                                  Orhontuul 3             6769X         1/16/2004           18,608
                                  Orhontuul 4             6770X         1/16/2004           26,033
                                  Orhontuul 5             6766X         1/16/2004            3,284
                                  Orhontuul 6             6765X         1/16/2004            9,684
                                  Orhontuul 7             6764X         1/16/2004           23,025
                                  Orhontuul 8             6771X         1/16/2004            9,873
                                                                                         ---------
                       Total                                                               115,240

MRE TOTAL                                                   50                           1,688,283

B. LICENSES HELD BY SHIVEENGOL XXK

                                                         LICENSE        LICENSE            AREA
PROPERTY                         LICENSE NAME             NUMBER          DATE           (HECTARES)
--------                      --------------------       -------       ----------        ---------
Datsan Trade Option                Shar Bulag             2476X         7/31/2000            4,485
                                   Salhim Uul             2555X         8/28/2000            2,431
                                  Orlogiin Gol            2637X         10/2/2000            1,178
                                   Hoh Tolgoi             2860X          1/8/2001              897
                                 Tsonhogiin Gol           3101X         3/23/2001            4,151
                                  Seruunii Tal            3102X         3/23/2001              673
                              Tsagaan Chuluut Uul         3322X         5/23/2001           10,114
                              Chuulgany Tsahir Uul        3597X         8/10/2001            3,366
                              Urtuudiin Tsahir Uul        3598X         8/10/2001            2,092
                                  Shiveen Gol             4030X         1/11/2002              897
                                 Shariljit Uul            4389X          5/9/2002            1,944
                               Jargaltain Tolgod          4390X          5/9/2002              953
                                 Gashuunii Sair           4391X          5/9/2002              561
                              Gashuunii Har Tolgoi        4392X          5/9/2002              635
                                  Huren Tolgoi            4393X          5/9/2002              436
                                    Shiveet               4592X          7/1/2002              152
                                   Hoh Tolgoi             4594X          7/1/2002              673
                                    Shiveet               5070X        10/31/2002            1,271
                              Shiveen Goliin Aarag        5379X          2/4/2003            2,768
                                  Shar Zuuh 2             5629X         4/15/2003            3,595
                                   Shar Zuuh              5630X         4/15/2003            1,123
                                  Namariin Gol            5631X         4/15/2003              674
                                                                                         ---------
SHIVEEN GOL
TOTAL                                  22                                                   45,069

                                   SCHEDULE B

                              FINANCIAL STATEMENTS

                             UNDERWRITING AGREEMENT


December 16, 2003

International Uranium Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E5

ATTENTION:  RON F. HOCHSTEIN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Sirs:

The undersigned, GMP Securities Ltd. (the "Lead Underwriter"), Dundee Securities Corporation and Toll Cross Securities Inc. (collectively, the "Underwriters"), understand that International Uranium Corporation (the "Corporation") proposes to create, issue and sell (the "Offering") common shares of the Corporation (the "Common Shares") subject to the terms and conditions set out below.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby agree to act as underwriters and purchase from the Corporation 6,000,000 Common Shares (the "Offered Shares"), or to arrange for substituted purchasers for the Offered Shares resident in the Qualifying Provinces (as hereinafter defined) and in those jurisdictions outside of Canada consented to by the Corporation where the Offered Shares may be lawfully sold pursuant to the terms and conditions hereof, at a price of $1.50 per Common Share (the "Purchase Price") for an aggregate purchase price of $9,000,000. The parties acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act (as hereinafter defined). The Underwriters are hereby also granted an option (the "Underwriters' Option") by the Corporation to arrange for the sale, on a "best efforts" agency basis, of up to an additional 700,000 Common Shares (the "Optioned Shares") at the Purchase Price, which Underwriters' Option may be exercised, in whole or in part, by notice in writing at any time prior to 9:00 a.m. (Toronto time) on the Business Day (as hereinafter defined) prior to the Closing Date (as hereinafter defined). For greater certainty, the Underwriters are under no obligation whatsoever to exercise the Underwriters' Option. Unless otherwise specifically referenced or unless the context otherwise requires, all references to Common Shares herein shall include the Offered Shares and the Optioned Shares.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Common Shares.

In consideration of the services to be rendered by the Underwriters in connection with their services hereunder and all other matters in connection with the issue and sale of the Common Shares, the Corporation shall pay to the Underwriters at Closing (as hereinafter defined) a cash commission (the "Commission") equal to 6.0% of the gross proceeds realized by the Corporation in respect of the sale of the Common Shares. The obligation of the Corporation to pay the

Commission shall arise at the Closing Time (as hereinafter defined) and the Commission shall be fully earned by the Underwriters at that time.


                                   DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"AGREEMENT" means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

"BUSINESS DAY" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada;

"CLAIM" shall have the meaning ascribed thereto in subparagraph 9(b);

"CLOSING" means the closing on the Closing Date of the transaction of purchase and sale in respect of the Common Shares as contemplated by this Agreement and the Subscription Agreements;

"CLOSING DATE" means December 16, 2003 or such other date as the Corporation and the Lead Underwriter may agree;

"CLOSING TIME" means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Lead Underwriter may agree;

"COMMON SHARES" means the common shares in the capital of the Corporation which the Corporation is authorized to issue as constituted on the date hereof;

"CORPORATION'S AUDITORS" means PricewaterhouseCoopers LLP, or such other firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

"DISCLOSURE DOCUMENTS" means all publicly available press releases, material change reports, financial statements and other documents (including, without limitation, the annual information form of the Corporation for the year ended September 30, 2002) that have been disclosed by the Corporation and its Subsidiaries to the public and filed with the Securities Regulators pursuant to applicable Securities Laws or otherwise posted on SEDAR;

"ENGAGEMENT LETTER" means the letter agreement dated December 1, 2003 between the Corporation and the Underwriters relating to the Offering;

"INDEMNIFIED PARTY" shall have the meaning ascribed thereto in subparagraph
9(a);

"LAZY EDWARD BAY URANIUM PROPERTY" means the exploration property in Saskatchewan, Canada in which the Corporation holds an option to acquire a 75% interest;

"MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole;

"MINING RIGHTS" shall have the meaning ascribed thereto in subparagraph
3(a)(vi);

"MISREPRESENTATION", "MATERIAL FACT", "MATERIAL CHANGE", "AFFILIATE", "ASSOCIATE", and "DISTRIBUTION" shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

"MOORE LAKE URANIUM PROPERTY" means the exploration property in Saskatchewan, Canada in which the Corporation holds an option to acquire a 75% interest;

"MULTILATERAL INSTRUMENT" means Multilateral Instrument 45-102 "Resale of Securities";

"PERSON" shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

"PURCHASERS" means the Persons (which may include the Underwriters) who, as purchasers, acquire Common Shares by duly completing, executing and delivering the Subscription Agreements;

"QUALIFYING ISSUER" shall have the meaning ascribed thereto in section 1.1 of the Multilateral Instrument;

"QUALIFYING PROVINCES" means, collectively, the provinces of British Columbia, Alberta and Ontario;

"SECURITIES LAWS" means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the Securities Regulators in such jurisdictions;

"SECURITIES REGULATORS" means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Provinces;

"SUBSCRIPTION AGREEMENTS" means, collectively, the subscription agreements in the form agreed upon by the Underwriters and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Common Shares as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto;

"SUBSIDIARY" shall have the meaning ascribed thereto in the Business Corporations Act (Ontario);

"SUBSIDIARY" shall have the meaning ascribed thereto in subparagraph 3(a)(ii);

"TSX" means the Toronto Stock Exchange;

"UNITED STATES" means the Unites States of America as defined in Regulation S under the U.S. Securities Act;

"U.S. PERSON" means a U.S. person as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act; and

"U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended.


                              TERMS AND CONDITIONS

1.    (a)    SALE ON EXEMPT BASIS.  The Corporation understands that, although the offer to act as underwriters with respect to the Offered Shares is made hereunder by the Underwriters as purchasers, the Underwriters will endeavour to arrange for substituted Purchasers for the Offered Shares resident in the Qualifying Provinces and in such other jurisdictions outside of Canada agreed to by the Corporation provided the sale of the Offered Shares to such Purchasers is exempt from any prospectus or offering memorandum filing or delivery requirement or similar requirement of applicable securities laws and is otherwise in compliance with all applicable Securities Laws and all applicable securities laws of such other jurisdictions. Upon exercise of the Underwriters' Option and subject to the terms hereof, the Corporation agrees to appoint the Underwriters to act as agent to the Corporation to effect the sale of the Optioned Shares at the Purchase Price on behalf of the Corporation on a "best efforts" basis to Purchasers resident in the Qualifying Provinces and in such other jurisdictions outside of Canada agreed to by the Corporation provided the sale of the Optioned Shares to such Purchasers is exempt from any prospectus or offering memorandum filing or delivery requirement or similar requirement of applicable securities laws and is otherwise in compliance with all applicable Securities Laws and all applicable securities laws of such other jurisdictions. For greater certainty, the Underwriters are under no obligation to exercise the Underwriters' Option. The Underwriters shall notify the Corporation with respect to the identity and jurisdiction of residence of each substituted Purchaser as soon as practicable (and in any event not later than on the Business Day prior to the Closing Date).

(b) FILINGS. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the purchase and sale of the Common Shares so that the distribution of the Common Shares may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada (but on terms that will permit Common Shares acquired by the Purchasers in the Qualifying Provinces to be sold by such Purchasers in the Qualifying Provinces subject to, and in compliance with, applicable hold periods and other restrictions under Securities
Laws), and the Underwriters undertake to cause Purchasers to complete any forms required by Securities Laws or other applicable securities laws and by the TSX. All fees payable in connection with such filings under all applicable securities laws shall be at the expense of the Corporation.

(c) NO OFFERING MEMORANDUM. Neither the Corporation nor the Underwriters shall (i) provide to prospective Purchasers any document or other material that would constitute an offering memorandum within the meaning of Securities Laws, or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Common

Shares, including but not limited to, causing the sale of the Common Shares to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Common Shares whose attendees have been invited by general solicitation or advertising.

2. COVENANTS. The Corporation hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Common Shares, that the Corporation shall:

      (i) allow the Underwriters and their representatives to conduct all due diligence regarding the Corporation and its subsidiaries which the Underwriters may reasonably require to be conducted prior to the Closing Date;

      (ii) for a period of 12 months after the Closing Date, use its commercially reasonable best efforts to maintain its status as a "reporting issuer" under Securities Laws of the Province of Ontario not in default of any requirement of such Securities Laws;

      (iii) duly execute and deliver the Subscription Agreements at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

      (iv) use its commercially reasonable best efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 5;

      (v) ensure that the Common Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor;

      (vi) use its commercially reasonable best efforts to ensure that the Common Shares are listed and posted for trading on the TSX;

      (vii) use the net proceeds of the Offering toward uranium exploration in the Athabasca Basin of Northern Saskatchewan as well as for general working capital purposes; and

      (viii) for a period of 120 days following the Closing Date, not sell or issue, or negotiate or enter into any agreement to sell or issue, any Common Shares of the Corporation or any securities convertible into or exchangeable for or exercisable to acquire Common Shares of the Corporation (other than the grant of options pursuant to the Corporation's stock option plan or the issuance of securities on the exercise of granted options, warrants or other securities of the Corporation outstanding at the date of the Engagement Letter), without the consent of the Lead Underwriter, such consent not to be unreasonably withheld.

3.    (a)   REPRESENTATIONS AND WARRANTIES OF THE CORPORATION.  The Corporation
represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Common Shares, that:

      (i) the Corporation and each of the Subsidiaries is a corporation or company duly formed, incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was formed, incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement and, the Subscription Agreements and to carry out its obligations hereunder and thereunder;

      (ii) the Corporation has no material subsidiaries other than the following subsidiaries, (collectively, the "Subsidiaries"):

            SUBSIDIARIES                               CORPORATE JURISDICTION         PERCENTAGE OWNERSHIP
            ------------                               ----------------------         --------------------

            International Uranium Holdings                    Delaware                        100%
            Corporation

            International Uranium (USA)                       Delaware                        100%
            Corporation

            International Uranium Recovery                    Delaware                        100%
            Corporation

            Urizon Recovery Systems, LLC                      Delaware                        50%

            IUC White Mesa LLC                                Colorado                        100%

            IUC Sunday Mine LLC                               Colorado                        100%

            IUC Colorado Plateau LLC                          Colorado                        100%

            IUC Arizona Strip LLC                             Colorado                        100%

            IUC Exploration LLC                               Colorado                        100%

            IUC Recovery LLC                                  Colorado                        100%

            International Uranium (Bermuda I) Ltd.            Bermuda                         100%

            SUBSIDIARIES                               CORPORATE JURISDICTION         PERCENTAGE OWNERSHIP
            ------------                               ----------------------         --------------------

            International Uranium (Bermuda II)                Bermuda                         100%
            Ltd.

            International Uranium Company                     Bermuda                         100%
            (Mongolia) Ltd.

            Gurvan Saihan Joint Venture XXK                   Mongolia                        70%

            Shiveengol XXK                                    Mongolia                        100%

            Mongol Resources Exploration XXK                  Mongolia                        100%

            International Uranium (Sask)                      Ontario                         100%
            Corporation


      (iii) the Corporation owns, directly or indirectly, the percentage of issued and outstanding shares of each of the Subsidiaries set out in paragraph 3(a)(ii) above, all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, in each case free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of its Subsidiaries of any interest in any of the shares in the capital of any of the Subsidiaries except for the right of first refusal and other rights to acquire the Corporation's interest in Urizon Recovery Systems, LLC granted to the Corporation's joint venture partner in Article 11 of the operating agreement of Urizon Recovery Systems, LLC dated October 18, 2002;

      (iv) the Corporation and each of its Subsidiaries holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation or any Subsidiary. In particular, without limiting the generality of the foregoing, neither the Corporation nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Disclosure Documents where such revocation or cancellation would have a Material Adverse Effect on the Corporation or any Subsidiary;

      (v) except as disclosed in the Disclosure Documents, the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets thereof as described in the Disclosure Documents, and no other Mining Rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Disclosure Documents and, in the case of the material Mining Rights, as disclosed in Schedule "A" hereto, none of the Corporation or any Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof other than the customary mineral estate owner production royalty payments on certain properties;

      (vi) the Corporation and its Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, "Mining Rights"), in respect of the ore bodies, minerals and metals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or the applicable Subsidiary to explore the minerals relating thereto; all property, options, leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on the Corporation or any Subsidiary; the Corporation and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents granting the Corporation or applicable Subsidiary the right and ability to explore for minerals, ore and metals (including Uranium) for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the applicable Subsidiary, with only such exceptions as do not interfere with the use made by the Corporation or the applicable Subsidiary of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary. The Mining Rights in respect of the Corporation's properties, as disclosed in Schedule "A" hereto, constitute a description of all material Mining Rights held by the Corporation and its Subsidiaries;

      (vii) the Corporation is a reporting issuer under the Securities Laws of the Province of Ontario is not in default of any requirement of such Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by the Ontario Securities Commission;

      (viii) on the Closing Date, the Corporation will be a Qualifying Issuer. The Common Shares will not be subject to a restricted period or to a statutory hold period under the Securities Laws or to any resale restriction under the policies of the TSX which extends beyond four months and one day after the Closing Date;

      (ix) each of the execution and delivery of this Agreement and the Subscription Agreements, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Common Shares hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Common Shares, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation including, without limitation, the Securities Laws of the Qualifying Provinces and the rules and regulations of the TSX; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, option, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the Subsidiaries or the property or assets of the Corporation or the Subsidiaries;

      (x) in particular and without limiting the foregoing, since September 30, 2002, the Corporation and the Subsidiaries have been in compliance with their timely and continuous disclosure obligations under the Securities Laws of the Province of Ontario and the rules and regulations of the TSX and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and the Subsidiaries (taken as a whole) since September 30, 2002, which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the Disclosure Documents were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation and the Subsidiaries have not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

      (xi) except as disclosed in the Disclosure Documents or as contemplated herein, none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

              (A) the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;

              (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

              (C) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or any Subsidiary;

      (xii) the audited comparative financial statements of the Corporation as at and for the year ended September 30, 2002, (the "Audited Financial Statements") and the unaudited financial statements of the Corporation as at and for the nine month period ended June 30, 2003 have been prepared in accordance with generally accepted accounting principles in Canada and present fully, fairly and correctly in all material respects, the financial condition of the Corporation as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and there has been no change in accounting policies or practices of the Corporation since September 30, 2002, except as has been publicly disclosed in the Disclosure Documents;

      (xiii) except as disclosed in the Audited Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or any Subsidiary or have a Material Adverse Effect on the Corporation or any Subsidiary. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation or any Subsidiary. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation or any Subsidiary;

      (xiv) the Corporation's Auditors who audited the financial statements of the Corporation for the year ended September 30, 2002 and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws and there has never been a reportable disagreement (within the meaning of National Policy Statement 31) between the Corporation and such auditor;

      (xv) as at the Closing Date, except as contemplated by this Agreement and as disclosed in Schedule "B" hereto, no holder of outstanding shares in the capital of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

      (xvi) except as disclosed in the Disclosure Documents, no legal or governmental proceedings or inquiries are pending to which the Corporation, or any of its Subsidiaries, is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation and its Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation or any Subsidiary and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or its Subsidiaries or with respect to their properties;

      (xvii) none of the Corporation nor its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, option, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

      (xviii) the Corporation and each of its Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Corporation and its Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

      (xix) any and all of the agreements and other documents and instruments pursuant to which the Corporation and its Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Disclosure Documents except for the right of first refusal to acquire the White Mesa Mill on certain sales of the mill by the Corporation, granted to the Corporation's Urizon Recovery Systems, LLC joint venture partner in Section 28 of the Toll Milling Agreement between IUC White Mesa LLC, Urizon Recovery Systems, LLC and Nuclear Fuel Services, Inc. dated October 18, 2002;

      (xx) at the Closing Time, each of this Agreement and the Subscription Agreements shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

      (xxi) at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Common Shares as fully paid and non-assessable shares in the capital of the Corporation;

      (xxii) the common shares in the capital of the Corporation are listed and posted for trading on the TSX and all necessary notices and filings have been made with and all necessary consents, approvals and authorizations obtained by the Corporation from the TSX to ensure that, subject to fulfilling the conditions contained in a letter from the TSX dated December 1, 2003 in connection with the conditional acceptance of the Offering, the Offered Shares and Optioned Shares will be listed and posted for trading on the TSX upon their issuance;

      (xxiii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares and Optioned Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

      (xxiv) the authorized capital of the Corporation consists of an unlimited number of common shares of which, as at the close of business on December [15], 2003, 70,970,066 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

      (xxv) other than as set out in the Disclosure Documents, the Corporation has not made any loans to or guaranteed the obligations of any person other than the Subsidiaries;

      (xxvi) with respect to each premises of the Corporation or its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and which the Corporation or any of its Subsidiaries occupies as tenant (the "Leased Premises"), the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or its Subsidiaries occupies the Leased Premises is in good standing and in full force and effect;

      (xxvii) the Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice;

      (xxviii) there has not been in the last two years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary;

      (xxix) other than as disclosed in the Disclosure Documents, to the knowledge of the Corporation, none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary;

      (xxx) the assets of the Corporation and its Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

      (xxxi) Computershare Trust Company of Canada at its principal offices in the City of Vancouver has been duly appointed as registrar and transfer agent for the Common Shares;

      (xxxii) the minute books and records of the Corporation and its Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and its Subsidiaries for the periods from their respective dates of incorporation to the date hereof except as otherwise disclosed to counsel to the Underwriters are all of the minute books and records of the Corporation and its Subsidiaries, respectively, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and its Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or any of its Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and its Subsidiaries, on a consolidated basis;

      (xxxiii) other than as disclosed in the Disclosure Documents, neither the Corporation nor any of its subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters including, without limitation, any rules and regulations of the United States Nuclear Regulatory Commission (collectively the "Environmental Laws") which would have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

      (xxxiv) without limiting the generality of paragraph (xxxiii) immediately above, other than as disclosed in the Disclosure Documents, the Corporation and each of its Subsidiaries, do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

      (xxxv) other than as disclosed in the Disclosure Documents, there are no orders, rulings or directives issued, pending or, to the best of the Corporation's knowledge reasonably held, being based on due direction and enquiry of its personnel and advisors, threatened against the Corporation or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of its Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

      (xxxvi) other than as disclosed in the Disclosure Documents, the Corporation and its subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Law which could reasonably be expected to have a Material Adverse Effect on the Corporation or any of its Subsidiaries; and

      (xxxvii) other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement.

(b) REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS. Each of the Underwriters hereby represents, warrants and covenants severally and not jointly to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties, that:

      (i) in respect of the offer and sale of the Common Shares, the Underwriters and their agents and representatives will comply with all Securities Laws and all applicable laws of the jurisdictions outside Canada in which they offer Common Shares;

      (ii) the Underwriters and their agents and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Common Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or by means of the Internet or otherwise or conducted any seminar or meeting concerning the offer or sale of the Common Shares whose attendees have been invited by any general solicitation or general advertising; and

      (iii) the Underwriters have not and will not solicit offers to purchase or sell the Common Shares so as to require the filing of a prospectus or offering memorandum or similar document with respect thereto or the provision of a contractual right of action (as defined in Ontario Securities Commission Rule 14-501) under the laws of any jurisdiction.

4. CLOSING DELIVERIES. The purchase and sale of the Common Shares shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP, Toronto, Ontario, or at such other place as the Lead Underwriter and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver to the Underwriters certificates in definitive form representing the Common Shares, registered as directed by the Underwriters in writing, against payment at the direction of the Corporation, in lawful money of Canada by certified cheque or banker's draft payable at par in the City of Toronto, Ontario, of an amount equal to the aggregate purchase price for the Common Shares being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with Section 11 hereof.

5. CLOSING CONDITIONS. Each Purchasers' obligation to purchase the Common Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a) the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the President and Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Lead Underwriter may agree, certifying for and on behalf of the Corporation, and not in their personal capacities, to the best of the knowledge, information and belief of the persons so signing, that:

      (i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

      (ii) the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

      (iii) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(b) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer or officers of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the Corporation's board of directors relating to this Agreement and the Subscription Agreements and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(c) the Underwriters shall have received evidence that all requisite approvals of the TSX have been obtained by the Corporation in order to complete the Offering;

(d) the Common Shares shall have been conditionally approved for listing on the TSX;

(e) the Subscription Agreements and the certificates representing the Common Shares shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(f) the Underwriters shall have received a certificate from Computershare Trust Company of Canada as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(g) the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from Cassels Brock & Blackwell LLP, counsel for the

Corporation, and where appropriate, counsel in the other Qualifying Provinces and other local counsel of the Corporation, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation and its Subsidiaries, as appropriate, with respect to the following matters:

      (i) as to the incorporation and valid existence of the Corporation under the laws of the Province of Ontario and as to the corporate power of the Corporation to carry out its obligations under this Agreement and the Subscription Agreements and to issue the Common Shares;

      (ii) the Corporation is a reporting issuer not on the list of defaulting reporting issuers maintained pursuant to the applicable Securities Laws of the Province of Ontario;

      (iii)   as to the authorized capital of the Corporation;

      (iv) the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own, lease and operate its properties and assets;

      (v) none of the execution and delivery of this Agreement and the Subscription Agreements, the performance by the Corporation of its obligations hereunder and thereunder, or the sale or issuance of the Common Shares will conflict with or result in any breach of the constating documents or by-laws of the Corporation;

      (vi) each of this Agreement and the Subscription Agreements have been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

      (vii) the Common Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

      (viii) the issuance and sale by the Corporation of the Common Shares to the Purchasers are exempt from the prospectus and registration requirements of applicable Securities Laws of the Qualifying Provinces and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws of the Qualifying Provinces to permit such issuance and sale;

      (ix) no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Common Shares provided that a period of four months and a day has lapsed from the distribution date of the Common Shares, subject to the usual qualifications;

      (x) the TSX has conditionally accepted the listing of the Common Shares, subject to compliance with its conditions outlined in such conditional acceptance; and

      (xi) the form and terms of the definitive certificates representing the Common Shares have been approved by the Board of Directors of the Corporation and comply in all material respects with the Business Corporations Act (Ontario) and the rules and by-laws of the TSX;

(h) the Underwriters shall have received a certificate of status or similar certificate with respect to the jurisdiction in which the Corporation is incorporated and a reporting issuer certificate issued by the Ontario Securities Commission;

(i) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, with respect to title and mineral rights in regards to the Lazy Edward Bay Uranium Property and Moore Lake Uranium Property;

(j) the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel to the Subsidiaries, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Subsidiaries, as appropriate, with respect to the following matters:

      (i) each of the Subsidiaries is a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets; and

      (ii) all of the issued and outstanding shares of the Subsidiaries (or the applicable portion of such shares) are registered, directly or indirectly, in the name of the Corporation or a Subsidiary; and

(k) the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Subsidiaries were incorporated, amalgamated or continued, as the case may be.

6.    TERMINATION EVENTS.

Each Underwriter shall be entitled to terminate its obligation to purchase the Common Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) material change - there shall be any material change in the affairs of the Corporation or any of its subsidiaries which, in the reasonable opinion of the Underwriters, has or would be expected to have a significant adverse effect on the market price or value of the Common Shares; or

(b) disaster out - (A) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the trading of the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares; or (B) if there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, an act of terrorism) or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters materially adversely affects, or involves, or will, or could reasonably be expected to, materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

and, in addition, each Underwriter will be entitled to terminate its commitment with respect to the Optioned Shares if prior to the Closing Time:

(c) market out - in the opinion of the Underwriter, the Optioned Shares cannot be profitably marketed.

7. EXERCISE OF TERMINATION RIGHT. If this Agreement is terminated by any of the Underwriters pursuant to section 6, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11. The right of the Underwriters or any one of them to terminate their respective obligation under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under section 6 shall not be binding upon the other Underwriters.

8. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Common Shares and continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Corporation, as the case may be, regardless of the Closing of the Offering and regardless of any investigations which may be carried out by the Underwriters or on their behalf and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the purchase and sale of the Common Shares or otherwise for a period of three years from the Closing Date. In this regard, the Underwriters shall act as trustee for the Purchasers and accepts these trusts and shall hold and enforce such rights on behalf of the Purchasers.

9.    (a)   INDEMNITY.  The Corporation shall indemnify and save harmless the
Underwriters and/or their respective affiliates and each of the partners, directors, officers, employees, shareholders and agents of the Underwriters (each, an "Indemnified Party") from and against all liabilities, claims, actions, suits, proceedings, losses (other than loss of profits), costs, damages and expenses, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Party to which the Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Underwriters or any Indemnified Party hereunder or otherwise in connection with the Offering; provided that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

      (i) an Indemnified Party has been negligent or dishonest or have committed any fraudulent act in the course of such performance or breached any of their legal obligations; and

      (ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in (i).

(b)   NOTIFICATION OF CLAIMS.  If any matter or thing contemplated by this section 9 (any such matter or thing being referred to as a "Claim") is asserted against an Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(c) RIGHT OF INDEMNITY IN FAVOUR OF OTHERS. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 9 and section 10 in trust for and on behalf of such Indemnified Party.

(d) RETAINING COUNSEL. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel, both parties acting reasonably; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable time of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any added third party) include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of potential or actual differing interests of those represented; in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party.

10.   (a)   CONTRIBUTION.  In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 9 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this section) and all losses (other than loss of profits) of a nature contemplated in section 9 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Common Shares and the Corporation is responsible for the balance. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence.

(b) RIGHT OF CONTRIBUTION IN ADDITION TO OTHER RIGHTS. The rights to contribution provided in this section 10 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) CALCULATION OF CONTRIBUTION. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

      (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 10(a) above; and

      (ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d) NOTICE. Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any Indemnified Party or after receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Underwriters will notify the Corporation in writing of the commencement thereof (provided that any delay or failure in so notifying shall not prejudice the Underwriters' right hereunder) and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed.

11. EXPENSES. The Corporation shall pay all expenses and fees in connection with the Offering, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Common Shares; the fees and expenses of the Corporation's counsel; all costs incurred in connection with the preparation of documents or certificates relating to the Offering and all reasonable expenses and fees incurred by the Underwriters and the reasonable fees of the

Underwriters' counsel to a maximum amount of $60,000, not including GST and disbursements, whether or not the Offering is completed. Upon request of the Corporation, the Underwriters shall provide an itemized invoice setting out such expenses and fees.

12. ADVERTISEMENTS. The Corporation acknowledges that the Underwriters shall have the right, subject always to subsections 1(a) and (c) of this Agreement, at their own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Common Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Common Shares shall be offered and sold being unavailable in respect of the sale of the Common Shares to prospective purchasers.

13. UNDERWRITERS' OBLIGATIONS. The Underwriters' obligations under this Agreement shall be several and not joint, and the Underwriters' respective obligations and rights and benefits hereunder shall be as to the following percentages:

      GMP Securities Ltd.                         -        47.5%
      Dundee Securities Corporation               -        42.5%
      Toll Cross Securities Inc.                  -        10%

      If an Underwriter (a "Refusing Underwriter") shall not complete the purchase and sale of the Offered Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "Continuing Underwriters") shall be entitled, at their option, to purchase all but not less than all of the Offered Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Shares pursuant to the foregoing:

      (a) the Continuing Underwriters shall not be obliged to purchase any of the Offered Shares that any Refusing Underwriter is obligated to purchase; and

      (b) the Corporation shall not be obliged to sell less than all of the Offered Shares,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 9 and 11 hereof. Nothing in this paragraph shall relieve a Refusing Underwriter from liability to the Corporation in respect of the purchase of the Offered Shares.

14. UNDERWRITERS' AUTHORITY. The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter who shall represent the Underwriters in all respects and have authority to bind the Underwriters hereunder.

In all cases, the Lead Underwriter shall use its best efforts to consult with the other Underwriters prior to taking any action contemplated herein.

15. NOTICES. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a)   If to the Corporation, to:

      International Uranium Corporation
      2101-885 West Georgia Street
      Vancouver, British Columbia
      V6C 3E8

      Fax:        (604) 689-4250
      Attention:  Ron F. Hochstein, President and Chief Executive Officer

      with a copy to:

      Cassels Brock & Blackwell LLP
      Scotia Plaza
      2100-40 King Street West
      Toronto, Ontario
      M5H 3C2

      Fax:        (416) 360-8877
      Attention:  John H. Craig

(b)   If to the Underwriters, to:

      GMP Securities Ltd.
      145 King Street West
      Suite 1100
      Toronto, Ontario
      M5H 1J8

      Fax:        (416) 943-6160
      Attention:  Eugene McBurney

      Dundee Securities Corporation
      20 Queen Street West
      4th Floor
      Toronto, Ontario
      M5H 3R3

      Fax:        (416) 350-3312
      Attention:  Murray John

      Toll Cross Securities Inc.
      8 Market Street
      4th Floor
      Toronto, Ontario
      M5E 1M6

      Fax:        (416) 365-1962
      Attention:  Mark Ashcroft

      with a copy to:

      Wildeboer Rand Thomson Apps & Dellelce, LLP
      1 First Canadian Place
      Suite 810
      Toronto, Ontario
      M5X 1A9

      Fax:        (416) 361-1790
      Attention:  Derek Sigel

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

16. TIME OF THE ESSENCE. Time shall, in all respects, be of the essence hereof.

17. CANADIAN DOLLARS. All references herein to dollar amounts are to lawful money of Canada.

18. HEADINGS. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

19. SINGULAR AND PLURAL, ETC. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

20. ENTIRE AGREEMENT. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

21. SEVERABILITY. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

23. SUCCESSORS AND ASSIGNS. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

24. FURTHER ASSURANCES. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

25. EFFECTIVE DATE. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

26. LANGUAGE. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandees que la presente convention ainsi que tout avis, tout etat de compte et tout autre document a etre ou pouvant etre donne ou conclu en vertu des dispositions des presentes, soient rediges en langue anglaise seulement.

27. COUNTERPARTS AND FACSIMILE COPIES. This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.




                           [INTENTIONALLY LEFT BLANK]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

GMP SECURITIES LTD.



Per:
     --------------------------------------
           Authorized Signing Officer

DUNDEE SECURITIES CORPORATION



Per:
     --------------------------------------
           Authorized Signing Officer

TOLL CROSS SECURITIES INC.



Per:
     --------------------------------------
           Authorized Signing Officer


The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the _____ day of December, 2003.



INTERNATIONAL URANIUM CORPORATION



Per:
     --------------------------------------
           Authorized Signing Officer

                                  SCHEDULE "A"

                   MATERIAL MINING RIGHTS AND ROYALTY PAYMENTS

This is Schedule "A" to the underwriting agreement between International Uranium Corporation and GMP Securities Ltd., Dundee Securities Corporation, and Toll Cross Securities Inc. dated as of December 16, 2003.



MINING RIGHTS



ROYALTIES, LICENSE FEES OR OTHER PAYMENTS

                                  SCHEDULE "B"

                             CONVERTIBLE SECURITIES

This is Schedule "B" to the underwriting agreement between International Uranium Corporation and GMP Securities Ltd., Dundee Securities Corporation, and Toll Cross Securities Inc. dated as of December 16, 2003.


--------------------------------------------------------------------------------
CLASS OF SECURITY                                  TOTAL NUMBER OF COMMON SHARES
                                                             ISSUABLE