Form 20-F/A
period 2004-09-30
INTERNATIONAL URANIUM CORP
filed 2005-02-14
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                                 AMENDMENT ONE

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

    b)    Documents filed as exhibits to this Annual Report:

Index to Exhibits                                                                               F-21

Exhibit 1.1     Company's Corporate Structure Chart                                             F-22

Exhibit 1.2     International Uranium Corporation Audit Committee Charter                       F-23

Exhibit 4.1     Agreement dated March 1, 2004 between the Company,
                International Uranium (Bermuda) I Ltd. and Fortress IT Corp.                    F-33

Exhibit 4.2     Underwriting Agreement dated December 16, 2003 between GMP Securities
                Ltd., Dundee Securities Corporation, TOLL Cross Securities Inc.,
                and the Company                                                                 F-42

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

                                INDEX TO EXHIBITS

Exhibit Number                  Description
--------------                  -----------
1.1                             Company's Corporate Structure Chart

1.2                             International Uranium Corporation Audit Committee Charter

4.1                             Agreement dated March 1, 2004 between the Company,
                                International Uranium (Bermuda) I Ltd. and Fortress IT Corp.

4.2                             Underwriting Agreement dated December 16, 2003 between GMP Securities
                                Ltd., Dundee Securities Corporation, TOLL Cross Securities Inc.,
                                and the Company

14                              Code of Ethics For the Chief Executive Officer, Chief
                                Financial Officer and Other Officers

31                              302 Certification

32                              906 Certification