Form 20-F/A
period 2004-09-30
INTERNATIONAL URANIUM CORP
filed 2005-06-24
CIK 1063259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                                AMENDMENT NO. 2

                     (SEE "SUMMARY OF AMENDMENTS ON PAGE 2
               FOR A SUMMARY OF THE AMENDMENTS TO THE FORM 20-F)

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

YES [X] NO [ ]

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17 [X] ITEM 18 [ ]

SUMMARY OF AMENDMENTS

This Amendment No. 2 to Form 20-F makes the following amendments to the Company's Form 20-F for the fiscal year ending September 30, 2004:

     o The Auditors' Report on page F-1 has been replaced with the form of Auditors' Report published in the Company's Annual Report to Shareholders, which includes a reference that the audit was also conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). An incorrect version of the Auditors' Report was inadvertently included with the Form 20-F.

     o Item 15(d) has been amended to state that there has been no changes in the Company's internal control over financial reporting that occurred during the fiscal year ending September 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Form 20-F contained a similar statement that incorrectly limited this conclusion to the period subsequent to February 10, 2005, the date of the Form 20-F.

In all other respects, the Form 20-F remains unchanged.


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

(b)   Not Applicable.

(c)   Not Applicable.

(d) There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ending September 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended September 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
February 10, 2005

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