Form 20-F
period 2005-09-30
INTERNATIONAL URANIUM CORP
filed 2005-12-28
CIK 1063259

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 2005
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------
                                    FORM 20-F
                                -----------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ___________ TO ____________.

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ____________.

                                -----------------

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                         COMMON STOCK WITHOUT PAR VALUE
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:

         TITLE OF CLASS          ISSUED AND OUTSTANDING AS OF SEPTEMBER 30, 2005
-------------------------------  -----------------------------------------------
Common Stock, Without Par Value              81,569,066 common shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES [ ] NO [X]

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [ ] NO [X]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [ ] NO [X]

Indicate by check mark which financial statement item the Company has elected to follow:

ITEM 17 [X] ITEM 18 [ ]

                                TABLE OF CONTENTS

                                  INTRODUCTION

         Special Note Regarding Forward-Looking Statements................................    i
         Glossary of Terms................................................................    i

                                             PART I

Item 1  Identity of Directors, Senior Management and Advisers.............................    1
Item 2  Offer Statistics and Expected Timetable...........................................    1
Item 3  Key Information...................................................................    1
        A. Selected Financial Data........................................................    1
        B. Capitalization and Indebtedness................................................    2
        C. Reasons for the Offer and Use of Proceeds......................................    2
        D. Risk Factors...................................................................    2
Item 4  Information on the Company........................................................    6
        A. History and Development of the Company.........................................    6
           Description of Business........................................................    6
           Summary of Principal Assets of the Company.....................................    7
           History of Uranium Mining Operations...........................................    9
        B. Business Overview..............................................................    9
           Current Operations.............................................................    9
           Alternate Feed Processing......................................................   12
           Urizon Joint Venture...........................................................   13
           Moab Tailings Project..........................................................   14
           The Uranium Industry...........................................................   14
           The Vanadium Market............................................................   16
        C. Organizational Structure.......................................................   17
        D. Property, Plant and Equipment..................................................   18
           Canadian Uranium Exploration Properties........................................   18
           White Mesa Mill................................................................   26
           Summary of Mineralized Material Deposits.......................................   28
           Colorado Plateau District......................................................   29
           Henry Mountains Complex........................................................   31
           Arizona Strip..................................................................   33
           Mongolian Uranium Properties...................................................   35
           Fortress Properties............................................................   39
           Permitting.....................................................................   42
           Reclamation....................................................................   43
Item 5  Operating and Financial Review and Prospects......................................   44
Item 6  Directors, Senior Management and Employees........................................   56
        A. Directors and Senior Management................................................   56
        B. Compensation...................................................................   58
        C. Board Practices................................................................   59
        D. Employees......................................................................   62
        E. Share Ownership................................................................   62
Item 7  Major Shareholders and Related Party Transactions.................................   63
        A. Major Shareholders.............................................................   63
        B. Related Party Transactions.....................................................   63
        C. Interest of Experts and Counsel................................................   64
Item 8  Financial Information.............................................................   64
        A. Consolidated Statements........................................................   64
        B. Significant Changes............................................................   65
Item 9  The Offer and Listing.............................................................   65
        A. Offer and Listing Details......................................................   65
        B. Plan of Distribution...........................................................   65
        C. Markets .......................................................................   66

Item 10 Additional Information............................................................   67
        A. Share Capital..................................................................   67
        B. Memorandum and Articles of Association.........................................   67
        C. Material Contracts.............................................................   69
        D. Exchange Controls..............................................................   69
        E. Taxation.......................................................................   70
        F. Dividends and Paying Agents....................................................   74
        G. Statement by Experts...........................................................   74
        H. Documents on Display...........................................................   74
        I. Subsidiary Information.........................................................   74
Item 11 Quantitative and Qualitative Disclosure about Market Risk.........................   74
Item 12 Description of Securities Other than Equity Securities............................   75

                                            PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies...................................   75
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds......   75
Item 15 Controls and Procedures...........................................................   75
Item 16 [Reserved]
        A. Audit Committee Charter........................................................   76
        B. Code of Ethics.................................................................   76
        C. Principal Accountant Fees and Services.........................................   76
        D. Exemption from the Listing Standards for Audit Committees......................   77
        E. Purchases of Equity Securities by the Issuer and Affiliated Persons............   77

                                           PART III

Item 17 Financial Statements..............................................................   77
Item 18 Financial Statements..............................................................   77
Item 19 Financial Statements and Exhibits.................................................   77

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

ALL REFERENCE TO DOLLARS IN THIS FORM 20-F ARE DENOMINATED IN U.S. DOLLARS UNLESS SPECIFIED OTHERWISE.

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

COMPANY The Company and all of its subsidiaries on a consolidated basis;

CONVERSION           A process whereby the purified uranium obtained in the
                     refining process is converted into forms suitable for
                     making nuclear fuel (UO(2)) or for enrichment (UF(6));

DOE                  United States Department of Energy;

$ Means United States dollars and "CDN $" means Canadian dollars;

E% U(3)O(8)          Means equivalent % U(3)O(8) as determined by a down hole
                     radiometric probe;

ENRICHMENT           A process whereby the U-235 isotope content is increased
                     from the natural level of 0.711% to a concentration of 3%
                     to 5% as required in fuel for light water reactors;

EIS                  Means Environmental Impact Statement;

EPA                  Means the United States Environmental Protection Agency;

ERDENE Erdene Gold Inc., a corporation whose shares are traded on the TSX Exchange;

FEE LAND             Means private land;

FORTRESS Fortress Minerals Corp., a corporation in which the Company holds an interest, and the shares of which are traded on the TSX Venture Exchange;

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

IUM                        International Uranium Mongolia, XXK, a wholly owned
                           Mongolian subsidiary of the Company;

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of International Uranium Corporation (the "Company" or "IUC") for the fiscal years ended September 30, 2005, 2004, 2003, 2002 and 2001, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data includes the accounts of the Company and its subsidiaries. All amounts stated are in United States dollars:

                             SELECTED FINANCIAL DATA

                      FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                         SEPTEMBER 30        SEPTEMBER 30        SEPTEMBER 30        SEPTEMBER 30        SEPTEMBER 30
                             2005              2004(1)              2003(1)              2002                2001
                      -----------------   -----------------   -----------------   -----------------   -----------------
Revenues                $    130,816        $  2,424,456        $ 12,550,018         $  6,830,137        $    809,763

Net earnings (loss)
    Canadian GAAP       $ (2,372,188)       $ (2,186,679)       $  5,533,152         $    184,990        $ (2,822,876)
    US GAAP             $(12,801,866)       $ (8,239,055)       $  4,468,857         $   (353,907)       $ (2,822,876)

Basic/diluted
earnings (loss) per
equity share
    Canadian GAAP       $      (0.03)       $      (0.03)       $       0.08         $          -        $      (0.04)
    US GAAP             $      (0.19)       $      (0.11)       $       0.07         $      (0.01)       $      (0.04)

Total assets
    Canadian GAAP       $ 45,201,571        $ 39,387,555        $ 25,616,252         $ 32,379,270        $ 36,017,455
    US GAAP             $ 37,368,936        $ 38,452,180        $ 24,991,779         $ 32,063,607        $ 36,040,689

Net assets
    Canadian GAAP       $ 24,805,502        $ 20,532,482        $ 10,124,496         $  4,122,420        $  3,920,034
    US GAAP             $ 15,603,345        $ 19,597,107        $  8,570,748         $  3,806,757        $  3,943,268

Capital stock
    Canadian GAAP       $ 56,145,784        $ 50,305,480        $ 37,935,533         $ 37,466,609        $ 37,449,213
    US GAAP             $ 55,865,737        $ 49,960,859        $ 37,319,563         $ 36,850,639        $ 36,633,243

Number of shares          81,569,066          79,635,066          68,970,066           65,735,066          65,600,066
outstanding

Dividends declared      $          -        $          -        $          -         $          -        $          -

----------
(1) During the fiscal year ended September 30, 2005, the Company retroactively adopted the fair-value based method of accounting for stock options granted to employees requiring a restatement of prior periods under US GAAP. As a result, stock-based compensation expense under US GAAP increased by $737,904 for the fiscal year ended September 30, 2004 and by $35,751 for the fiscal year ended September 30, 2003. The effects of the restatement have been included in the table above.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

The following risk factors should be considered in connection with any investment in the Company.

NATURE OF MINERAL EXPLORATION AND MINING

The Company is engaged in exploration activity for uranium in Canada and Mongolia. The Company is also engaged in precious and base metals exploration in Mongolia and Russia through Fortress Minerals Corp. ("Fortress"), in which the Company currently holds a 44.2% equity interest. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a uranium, precious or base metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

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

Whether a uranium, precious or base metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as its size and grade; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

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

During fiscal 2005, U(3)O(8) spot prices started at $20.00 per pound U(3)O(8) in September 2004, and then increased to $31.25 per pound in September 2005 and to $35.25 per pound as of December 5, 2005. Vanadium prices began the fiscal year in the $5.00 to $6.50 per pound V(2)O(5) range. Vanadium prices ended the fiscal year in the range of $18.00 to $23.00 per lb V(2)O(5). As of December 2, 2005, V(2)O(5) prices were trading in the range of $11.70 to $13.00 per pound V(2)O(5).

IMPRECISION OF MINERAL DEPOSIT ESTIMATES

Mineral deposit figures included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral deposit estimates included in this document are well established and reflect management's best estimates, by their nature, mineral deposit estimates are imprecise and depend upon statistical inferences which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves at this time, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

MINING AND MILLING RISKS AND INSURANCE

The mining and milling of uranium and uranium-bearing materials is a capital intensive commodity business and is subject to a number of risks and hazards. These risks include but are not limited to volatility in capital and operating costs, environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, various risks and hazards including the foregoing could result in damage to, or destruction of, the Company's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Company's Mill, mines or in its exploration or development activities, monetary losses, cost increases which could make the Company uncompetitive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, applicable regulatory requirements result in additional costs that must be incurred by the Company on a regular and ongoing basis.

The Company maintains insurance against certain risks that are typical in the uranium industry. As of December 19, 2005, this includes approximately $50,300,000 of real and personal property insurance coverage for the White Mesa Mill, $3,000,000 of business interruption insurance for the White Mesa Mill caused by fire or other insured casualty, and $7,000,000 of general liability insurance per occurrence. Although the Company maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Company or to other companies within the uranium mining and milling business.

ENVIRONMENTAL RISKS

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. The material laws and regulations within the U.S. that the Company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA"), Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations, as applicable. The Company also is required to comply with environmental protection laws in Canada and Mongolia.

The Company complies with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the State of Utah. Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act. The Company utilizes specific employees and consultants in order to comply with and maintain the Company's compliance with the above laws and regulations.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. In addition, with the transition of the regulatory authority from the U.S. Nuclear Regulatory Commission ("NRC") to the State of Utah, the State is re-evaluating the applicable criteria for ground water compliance, which could have a material adverse effect on Mill operations.

The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of exploration, mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

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

RECLAMATION OBLIGATIONS

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines, and for so long as the Company remains the owner thereof, the Company is obligated to eventually reclaim such properties. Most but not all of these reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company's financial statements contain, as a liability, the Company's current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company's financial statements. In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company's financial statements may need to be increased. See "Item 4. Information on the Company - Reclamation."

PRODUCTION ESTIMATES

The Company prepares estimates of future production for particular operations. No assurances can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. These production estimates are based on among other things, the following factors: the accuracy of mineralized deposit estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores; and, the accuracy of estimated rates and costs of mining and processing.

MONGOLIAN PROPERTIES

The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia. Fortress, in which the Company holds a 44.2% equity interest, is also undertaking a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company's interest in these Mongolian assets.

PROPERTY TITLE RISK

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company's rights will not be challenged or impugned by third parties, including the local governments, and in Canada by First Nations and Metis.

The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

The Company is in the process of confirming certain title matters with respect to its recently acquired Henry Mountains Complex claims and has withheld a portion of the purchase price for those claims in the interim. Although the Company is not currently aware of any existing title uncertainties with respect to any of its other material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

RELIANCE ON ALTERNATE FEED INCOME; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A portion of the Company's expected revenues and income over the next several years is expected to result from processing alternate feed materials through the White Mesa Mill. The Company's ability to process alternate feeds is dependent upon obtaining amendments to its Mill license. There can be no assurance that such license amendments will be issued by applicable regulatory authorities. See "Item 4. Information on the Company - Alternate Feed Processing" and "Item 8. Financial Information - Legal Proceedings."

Although the Company believes that alternate feed sources will continue to generate income for the Company in the foreseeable future to help offset Mill and mine standby costs, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Company's success will largely rely on the efforts and abilities of certain key employees. Certain of these individuals have significant experience in the uranium exploration, mining and milling industries. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such key employees will not remain with the Company, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals.

INTERNAL CONTROLS

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

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

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former Soviet Union and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium ("HEU") into the United States.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the former CIS and from excess inventories, including inventories made available from decommissioning of military weapons. To a limited extent, the effects of the supply of uranium from Russia are mitigated by a suspension agreement entered into by the United States with Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to an enrichment level suitable for use in nuclear power plants, and certain annual quantities of natural uranium from this agreement may be sold by Russia into the United States market. The European Community also has an informal policy limiting annual consumption of uranium sourced from the former CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

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

Directors, Senior Management and Employees - Board Practices."

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

                             DESCRIPTION OF BUSINESS

The Company is engaged in uranium exploration, mining and milling, including the business of recycling uranium-bearing waste products at its White Mesa uranium Mill as an alternative to the direct disposal of these waste products. In addition, the Company sells uranium recovered from these operations. The Company also sells vanadium and other metals that can be produced as a co-product with uranium. The Company has uranium exploration programs in Mongolia and in the Athabasca Region of Saskatchewan, Canada. The Company owns several uranium and uranium/vanadium mines that have been shut down pending further improvements in commodity prices. See "Current Operations". In addition, the Company owns a 44.2% equity interest in Fortress which is engaged in precious and base metal exploration in Mongolia. See "Fortress Properties."

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

The Energy Fuels' assets acquired included several developed mines that were shut down, several partially developed properties and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill. In addition to the U.S. properties, the Company also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian government entity to explore for uranium mineralization in Mongolia.

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999, and shut down all of its mines and suspended its Mongolian uranium joint venture activities. The Company also sold its uranium property in Wyoming and released its properties in South Dakota. However, as a result of recent increases in uranium prices, the Company has acquired and staked uranium exploration properties in Canada and commenced exploration on certain of those properties in early fiscal 2004. The Company has also recommenced its uranium exploration program in Mongolia. In addition, the Company has purchased additional uranium properties in the U.S. and is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

Fortress, in which the Company owns a 44.2% equity interest, is undertaking a precious and base metals exploration program in Mongolia and Russia. See "Fortress Properties."

In addition to its uranium exploration programs, the Company continues to devote resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company has had considerable success to date in this initiative with the alternate feed business helping to offset Mill and mine standby costs. The Company is continuing to pursue additional alternate feed business. See "Alternate Feed Processing."

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

      - the Arizona Strip uranium properties, in north central Arizona. See "Arizona Strip."

      - the Colorado Plateau uranium properties, straddling the southwestern Colorado and Utah border. See "Colorado Plateau District."

      - the Henry Mountains uranium complex, in south central Utah. See "Henry Mountains Complex."

      - various uranium waste processing contracts and joint venture contracts. See "Alternate Feed Processing" and "Urizon Joint Venture."

CANADIAN ASSETS

In Canada, the Company has the following principal assets:

      -     a 75% interest in the Moore Lake uranium exploration property.

      - an option to earn a 75% interest in the Lazy Edward Bay uranium exploration property.

      - an option to earn a 75% interest in the Crawford Lake and Brown Lake exploration projects, subject to signing of formal agreements.

      - an option to earn a 75% interest in the Kelic Lake, South Dufferin, Pendleton Lake and Cigar South uranium exploration properties and an option to earn a 51% interest in the North Wedge uranium exploration property.

      - an option to earn a 51% interest in the Huard-Kirsch Lake uranium exploration property.

      - a 50/50 joint venture in the Hatchet Lake exploration projects, subject to signing a formal agreement.

In addition, the Company has staked additional exploration ground totaling 285,683 hectares in the Athabasca Basin. See "Canadian Uranium Exploration Properties."

MONGOLIAN PROPERTIES

The Company has the following principal assets in Mongolia:

      - a 70% interest in the Gurvan Saihan Joint Venture. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. As of December 19, 2005, the Gurvan Saihan Joint Venture holds 1.774 million hectares of uranium exploration properties in Mongolia. See "Mongolian Uranium Properties."

      - Nine exploration licenses, totaling approximately 539,000 hectares as of December 19, 2005, which are wholly owned by the Company through its subsidiary International Uranium Mongolia, XXK ("IUM").

      - an option to earn a 65% interest in 32 uranium exploration licenses totaling approximately 1.2 million hectares.

FORTRESS PROPERTIES

The Company has a 44.2% equity interest in Fortress and Fortress has the following principal assets:

      -     gold and base metals exploration properties in Mongolia, totaling
            2.5 million hectares, as of December 19, 2005. See "Fortress Properties."

      - an option to earn a 80% interest in the Svetloye gold project in eastern Russia. See "Fortress Properties."

Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST), and have traded in the range of Cdn $0.31 to Cdn $0.80 per share between October 1, 2004 and November 30, 2005, with the total volume of shares traded during that period being 35,396,300 shares.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company's principal capital expenditures during the last three fiscal years were $14,395,406 for mineral property exploration. Of that amount, $9,317,039 was spent on Canadian uranium exploration, $3,444,593 was spent on Fortress' precious and base metals exploration program in Mongolia, and $1,633,774 was spent on Mongolian uranium exploration. The Company expended $1,226,649 during the last three fiscal years primarily on plant and equipment for its U.S. operations. In addition, the Company contributed $1,500,000 in cash together with its technology license to the Urizon Joint Venture. During this same time period the Company raised proceeds of approximately $369,983 from the sale of surplus mining equipment. In addition, due to a significant deterioration in the market price of uranium and vanadium during the period 1999-2002, the Company wrote off its investment in its Mongolian uranium joint venture and U.S. mining properties at that time. However, with continued upward pressure on uranium prices throughout fiscal 2004, the Company recommenced its uranium exploration program in Mongolia (See "Mongolian Uranium Properties"), and is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

The Company expects to finance its uranium exploration program in Canada and Mongolia and the potential restart of its U.S. mining operations through the issuance of equity by the Company, and the development of the alternate feed business, through internal sources. To this end, on October 14, 2005, the Company completed a private placement offering of 6,000,000 common shares at a price of Cdn $7.50 per share, and realized gross proceeds of Cdn $45,000,000. On December 5, 2005, the Company raised Cdn $6,587,500 through the issuance of 850,000 flow through common shares at a price of Cdn $7.75 per share. See "Canadian Uranium Exploration Properties," and "Financing Activities."

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

The Company continued the mining of uranium and vanadium-bearing material from its Sunday and Rim Mine complexes in the Colorado Plateau district until mid-1999. At that time, the Company elected to suspend mining operations as a result of continued weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next several years. The shut down of the mines took several months to complete, and the process of putting the mines on standby was completed in November 1999. Due principally to the lack of success of the Company's mill-feed purchase program, the tonnage ultimately delivered to the Mill was less than originally expected. Approximately 87,250 tons of material, with a U(3)O(8) grade of 0.28% and a V(2)O(5) grade of 1.9% were mined from the Company's mines and independent mines. All of the material was shipped to the White Mesa Mill, and the Company commenced the milling of this material in June 1999. The conventional mill run was much shorter than originally anticipated, which impacted operating efficiencies and, ultimately, unit production costs. In addition, certain operational problems were encountered with the vanadium circuit which had not operated since 1990, resulting in lower realized recoveries. Nevertheless, the milling of the material was completed in October of 1999 and the Company recovered approximately 487,000 pounds of U(3)O(8) in concentrates and approximately 2.0 million pounds of vanadium.

Due to deteriorating commodity prices at the time and other factors, the Company placed all of its U.S. mines on standby in fiscal 1999. The Company had also written-off the carrying value of its U.S. mineral properties for the same reason in fiscal 1999, and closed its Colorado Plateau mining office in fiscal 1999 and Arizona mining office in fiscal 2000. Uranium prices have since improved, and the Company has initiated a uranium exploration program in Canada (See "Canadian Uranium Exploration Properties"), and has recommenced its Mongolian uranium exploration program (See "Mongolian Uranium Properties"). In addition, the Company is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

B. BUSINESS OVERVIEW

                               CURRENT OPERATIONS

Uranium prices have risen significantly since late fiscal 2003. As a result of these increases in uranium prices, the Company acquired and staked uranium exploration properties in the Athabasca Region of Saskatchewan, Canada, which presently accounts for nearly one-third of the world's annual uranium production, and commenced exploration on certain of those properties in early fiscal 2004. See "Canadian Uranium Exploration Properties." The Company has also recommenced its uranium exploration program in Mongolia. See "Mongolian Uranium Properties". In addition, the Company is currently evaluating the possibility of recommencing certain of its U.S. mining activities if uranium prices continue to increase.

On August 16, 2004, the State of Utah assumed primary regulatory authority over the Mill, from the United States Nuclear Regulatory Commission.

ALTERNATE FEED PROCESSING OVERVIEW

The White Mesa Mill is currently operating, processing an alternate feed material which the Company received from Cameco Corporation ("Cameco"). The Company estimates that in excess of 500,000 pounds of U(3)O(8) will be recovered from these materials. See "Alternate Feed Processing" and "White Mesa Mill:
Current Condition and Operating Status".

During fiscal 2005, the Company continued to receive uranium bearing materials under its existing contract with Cameco, and approximately 670 tons of material from a commercial metals producer, approximately 540 tons of monazite sands from Heritage Minerals Inc. in New Jersey, and approximately 140 tons of material from Molycorp Inc. in California. During fiscal 2005, the Company did not receive any materials under its existing Formerly Utilized Sites Remedial Action Program ("FUSRAP") contract for the Linde site, near Buffalo, New York; however, there is a possibility that the Company may receive additional quantities of material from the Linde site in the future. As of November 30, 2005, the Mill has approximately 46,053 tons of alternate feed material from the Linde, Heritage and Molycorp sites and from the commercial metals producer that, along with the Cameco materials received at the Mill to date, will be processed during the current mill run, which began in March 2005 and is expected to run to the end of fiscal 2006.

The Company intends to continue to devote resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs. This business will continue to be a component of the Company's strategy for developing sources of feed for the White Mesa Mill. See "Alternate Feed Processing."

Process milling of alternate feeds and related activities generated revenues of $50,479, which was 39% of the Company's fiscal 2005 revenues. Alternate feed processing activities in fiscal 2005 consisted primarily of the receipt of materials from Heritage, Molycorp and a commercial metals processor. In the case of these materials, the Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In fiscal 2003, 2004 and 2005, process revenues from alternate feed production and related activities were, $12,415,001, $420,646 and $50,479, respectively, representing, close to 100%,
17% and 39% of total revenues for those periods. The remaining revenues received during those periods were derived from the sale of vanadium black flake, which was produced during the 1999 conventional ore mill run, and from engineering services the Company provided, on a cost plus basis to a related company, which was reclaiming a mine site in the U.S. There were no sales of uranium in fiscal 2005. As mentioned below (see "Marketing"), the Company has sold all of its uranium inventory and uranium contracts, and all but approximately 65,000 pounds of its vanadium inventories. It is therefore expected that future operating revenues will be primarily from the Company's alternate feed business, or, if commodity prices improve enough to justify production from the Company's U.S. uranium properties, from future uranium and vanadium production.

URANIUM EXPLORATION AND DEVELOPMENT

As a result of increases in uranium prices, the Company acquired interests in and staked uranium exploration properties in Canada in early fiscal 2004, and commenced exploration on certain of those properties in fiscal 2004. The total amount expended by the Company on the acquisition and exploration of Canadian exploration properties in fiscal 2004 and 2005 was $2,309,178 and $7,007,861, respectively. During fiscal 2005, the Company fulfilled its obligations to earn its 75% interest in the Moore Lake project. In addition, the Company opened an office in Saskatoon, Saskatchewan to support its Athabasca Basin exploration program. Currently, the office has six personnel who are working on the Company's Canadian uranium exploration programs. See "Canadian Uranium Exploration Properties" and "The Uranium Industry."

Due to the depressed uranium market at the time and then current market forecasts, the Company shut down the field operations at the Gurvan Saihan Joint Venture in fiscal 2000. The decision was also made in fiscal 2000 to reduce the carrying value of the Company's investment in the Gurvan Saihan Joint Venture by $10,963,248. See "Mongolian Uranium Properties." The Company maintained its office in Ulaanbaatar, Mongolia following the suspension of field activities in 2000. With higher uranium prices, the Company restarted uranium exploration for the Gurvan Saihan Joint Venture in fiscal 2004, spending $35,198 on field work during fiscal 2004 and $948,706 in fiscal 2005.

In late fiscal 2004, the Company also initiated a property acquisition and uranium exploration program in Mongolia on properties acquired 100% for the benefit of the Company, through the Company's wholly owned subsidiary IUM. In fiscal 2004, the Company spent $17,878 on the IUM properties and in fiscal 2005 $220,718 on license payments and initial field programs. In addition, in fiscal 2005, the Company signed an option agreement with Erdene Gold Inc. ("Erdene") to earn a 65% interest in 32 licenses for uranium exploration. In fiscal 2005, the Company spent $411,274 on license payments, field programs and drilling and has met its spending obligations under the option agreement. See "Mongolian Uranium Properties".

MARKETING

Given the depressed uranium market at the time and continued forecasted weakness in the uranium market, the Company decided to sell its entire uranium inventory along with its remaining uranium sales contracts in fiscal 2000. The Company did not produce or sell any uranium in fiscal 2005. The Company continues to hold approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. With the increase in vanadium price to $11 to $13 per pound V(2)O(5), the Company is continuing to evaluate opportunities to sell its remaining inventory.

MOAB TAILINGS PROJECT INITIATIVE

The Moab tailings pile is estimated to contain in excess of 12 million tons of mill tailings, mill debris, contaminated soils, and cover material, located near Moab, Utah, approximately 90 miles north of the White Mesa Mill. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater due to seepage of pollutants into the River, have lead DOE to investigate several alternatives for final remediation of the pile. In December 2002, the DOE announced the initiation of an Environmental Impact Statement ("EIS") for the remediation of the tailings pile, in which it evaluated several alternatives, including the relocation of the Moab tailings pile to the White Mesa Mill by slurry pipeline. In May 2003, the Company presented the White Mesa option for inclusion in the DOE's EIS. DOE issued its final EIS on the Moab Tailings Project in July 2005 and on September 14, 2005 issued a signed Record of Decision ("ROD") stating that the tailings will be moved, predominately by rail, to the proposed Crescent Junction, Utah, site, approximately 30 miles from the Colorado River. As a result of this ROD, the Company is no longer pursuing this initiative. See "Moab Tailings Project."

PRECIOUS AND BASE METALS EXPLORATION

During fiscal 2002 the Company commenced an exploration program for precious and base metals in Mongolia. On June 23, 2004, the Company sold its Mongolian precious and base metals assets to Fortress, in consideration of a majority share ownership interest in Fortress. Fortress is a public company traded on the Toronto Venture Exchange. As of December 19, 2005, the Company holds a 44.2% equity interest in Fortress. Fortress' land holdings for the precious and base metals exploration program total 2.5 million hectares in Mongolia. In March 2005, Fortress signed an agreement with Phelps Dodge Exploration Company ("PDEC") in which PDEC can earn up to a 70% interest in any of Fortress' projects in Mongolia. In April 2005, Fortress agreed to terms with PDEC to acquire up to an 80% interest in Svetloye Gold Corporation ("SGC"). SGC holds a 100% indirect interest in an exploration license over the Svetloye gold project in the Khabarovsk region of eastern Russia. See "Fortress Properties."

FINANCING ACTIVITIES

In order to fund exploration work on the Company's Canadian uranium properties (see "Canadian Uranium Exploration Properties"), the Company completed the following private placements:

                    NO. OF COMMON   ISSUE PRICE PER
  DATE OF ISSUE        SHARES            SHARE         GROSS PROCEEDS
------------------  -------------   ---------------    --------------
November 12, 2003      2,000,000       Cdn $1.10       Cdn $2,200,000
September 21, 2004     1,250,000       Cdn $4.00       Cdn $5,000,000
March 10, 2005         1,000,000       Cdn $7.00       Cdn $7,000,000
December 5, 2005         850,000       Cdn $7.75       Cdn $6,587,500

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

In addition to the foregoing flow through share financings, on December 19, 2003, the Company completed a private placement offering for a total of 6,700,000 common shares at a price of Cdn $1.50 per share, and realized gross proceeds of Cdn $10,050,000. Net proceeds of the offering were used for uranium exploration as well as for general working capital purposes. Furthermore, on October 14, 2005, the Company completed a private placement offering for a total of 6,000,000 common shares at a price of Cdn $7.50 per share, and realized gross proceeds of Cdn $45,000,000. Net proceeds of the offering are expected to be used towards reopening of the Company's U.S. mining operations and for general working capital purposes.

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

To date, the Mill has received fourteen license amendments, authorizing the Mill to process seventeen different alternate feed materials. Of these amendments, eight involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of DOE material. These nine feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as Formerly Utilized Sites Remedial Action Program ("FUSRAP") sites, which are being remediated by the U.S. Army Corps of Engineers (the "Corps"). These materials are typically relatively low in uranium content but relatively high in volume. The Company has received and processed approximately 52,000 tons of FUSRAP material from the Ashland 2 site, approximately 172,830 tons of FUSRAP material from the Ashland 1 site and approximately 78,390 tons of FUSRAP material from the Linde site, all near Buffalo, New York. In addition, another 39,000 tons of Linde material is currently stockpiled at the Mill, which will be processed during the current Mill run. Previously, material excavated from FUSRAP sites was only directly disposed of at one of the few direct disposal sites in the country, and at considerable cost. The Corps, charged with the task of reducing the cost of this remediation program, awarded these contracts to the Company to recycle the materials and recover uranium before disposing of the resulting tailings in the Mill's tailings cells. By processing these soils through the Mill for the recovery of uranium, the Corps was able to clean up these sites at less cost than would have been incurred had the disposal-only option been used.

While the progress made to date is considerable, there have been regulatory uncertainties associated with this uranium recycling business. As noted, the Company's license gives the Company the right, with appropriate amendments, to process alternate feeds. Some of the Company's alternate feed projects have been challenged in the past by the State of Utah, a commercial disposal company and other parties. However, the legal dispute between the Company and the State of Utah was resolved in 2000, and the Company now works closely and in cooperation with the Utah Department of Environmental Quality ("UDEQ") on all Mill regulatory matters. The State of Utah became an Agreement State for the regulation of uranium mills in Utah on August 16, 2004, and at that time assumed primary regulatory jurisdiction over the Mill. As of December 19, 2005, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges, to date.

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

The Company intends to continue to devote resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that income from recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, contribute to profitable operations for the Company.

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

The first phase of the project will be the preparation and submittal of a request for an amendment to the Mill's license. Assuming receipt of regulatory approvals, construction of the blending facility at NFS' site in Erwin, Tennessee could be completed within two years of submittal. Commercial production would be expected to last three to six years or longer depending on the amount of DOE materials that are available.

Application testing was conducted from 2002 to 2004. Pursuant to its agreement with NFS, the Company contributed $1.5 million to the joint venture in December 2002 to be used in connection with this project. The success of the program will depend on DOE's support of the program as a means to disposition these surplus nuclear materials within the DOE complex. An unsolicited proposal was submitted by NFS to DOE in April 2003 for funding of this program. The DOE informed Urizon in early 2004 that it was not prepared to accept the proposal at that time due to funding considerations and other DOE priorities. During fiscal 2005, the DOE selected a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The Joint Venture anticipates that it will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. In the interim, the Company will not be submitting its license amendment application until the path forward is further defined. The Joint Venture anticipates a decision will be made in fiscal 2006 as to how DOE and its contractor intends to proceed on this matter.

                              MOAB TAILINGS PROJECT

The Moab Uranium mill tailings pile, which is now under the control of the DOE, is located at the former Atlas Minerals Corporation site, approximately three miles north of Moab, Utah, which is approximately 90 miles north of the White Mesa Mill. The Moab tailings pile is estimated to contain in excess of 12 million tons of mill tailings, mill debris, contaminated soils and cover material. The location of the tailings pile, adjacent to the Colorado River and an environmentally sensitive wetlands, as well as the ongoing contamination of groundwater and seepage of pollutants into the river, has lead DOE to investigate several alternatives for final remediation of the pile.

In December 2002, DOE initiated the process to complete an EIS aimed at evaluating several alternatives for remediation of the site, including a proposal by the Company to relocate the tailings to the White Mesa Mill by slurry pipeline. DOE issued its final EIS on the Moab Tailings Project in July 2005, and on September 14, 2005 issued a signed ROD stating that the tailings will be moved, predominately by rail, to a site at Crescent Junction, Utah, approximately 30 miles from Moab. Because of this ROD, the Company is no longer pursuing this initiative.

                              THE URANIUM INDUSTRY

OVERVIEW

Commercial nuclear power generation began just over forty years ago and now generates as much global electricity as was produced forty years ago by all sources. The low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.

There are 103 operating nuclear reactors in the United States and a total of 441 worldwide, operating in 31 countries representing a total world nuclear capacity of 368.3 gigawatts. A further 23 reactors with a capacity of 18.5 gigawatts are under construction in 10 countries and an additional 39 reactors (40.9 gigawatts) are planned. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements will be the key component in the uranium market.

URANIUM SUPPLY AND DEMAND

The world's operating nuclear power reactors require about 174 million pounds of uranium per year. As nuclear power capacity increases, the uranium fuel requirement also increases. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories and alternate production). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.

Over the five-year period 2000-2004, global primary uranium production averaged
95.24 million pounds of uranium. In 2003, primary production declined to 92.4 million pounds due to production problems at the McArthur River and Olympic Dam production centers, however, in 2004, worldwide uranium production rose to 104.7 million pounds of uranium. Canada and Australia currently account for over half the world's production. The United States production only represented about 2% or 2.3 million pounds of uranium. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2004, eight companies accounted for over 80% of primary production while the six largest uranium mines produced almost 60% of the aggregate global production.

Primary uranium production presently supplies only 59% of the total annual requirements of nuclear power generators. The remaining supply is from secondary sources, which include inventories held by producers and utilities, government inventories, and uranium recycled from government stockpiles. The recycling of Highly Enriched Uranium ("HEU") from Russia is a unique subset of secondary sources of supply. Surplus fissile military materials are converted from HEU into low enriched uranium ("LEU") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the "Russian HEU Agreement") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (referred to as the "HEU Feed") in the United States over the 20-year period under certain defined quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long term supply agreements with various producers and other companies involved in the nuclear fuel cycle.

Based upon recent assessments of future secondary uranium supply, the scheduled uranium production forecast and forecasted nuclear generating capacity, there appears to be a growing requirement for increased uranium production to meet the forecast needs of Western reactors. Based upon the most recent assessment of market trends published by the World Nuclear Association, "The Global Nuclear Fuel Market; Supply and Demand 2005-2030," (September 2005), under Reference Case conditions (uranium requirements, secondary supply) uranium production to support Western reactors will need to expand from its 2004 level of 93.2 million pounds, up to 123.0 million pounds in 2010 and reach 161.4 million pounds by 2015. These estimates are subject to a number of assumptions about future events and the anticipated deficit could change if the assumptions are incorrect.

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

The spot market is the market for uranium purchased for delivery within one year. Over the last nine years, annual spot market demand averaged just under 20 million pounds U(3)O(8) or about 12% of the annual world consumption. In 2004, the total volume was 18.2 million pounds U(3)O(8), which was down from the 2003 level of 21.8 million pounds. The remaining component (about 85 to 90%) is the term market where uranium is bought and sold under multi-year agreements between nuclear utilities and uranium producers/suppliers. By way of definition, the term uranium price reflects the initial base price under a newly-negotiated multi-year uranium agreement with deliveries commencing 12-24 months in the future and extending for 3-4 years thereafter.

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

Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand and production problems at the McArthur River and Olympic Dam operations, prices rose to

$12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia terminating a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited ("GNSS"). Litigation is on-going between GNSS and the Russians over this termination, and it is not possible to predict the outcome of such litigation or the long term effect of this development on the market.

The uranium spot price started 2004 at $14.50 per pound U(3)O(8). Throughout 2004, due to limited availability of material and the concerns regarding the GNSS/Russian dispute, the uranium spot price rose steadily to end 2004 at $20.70 per pound, a twenty year high. The spot uranium price rose steadily through the first five months of 2005, reaching $29.00 per pound by the end of May. Uranium prices for near-term delivery remained relatively stable during June-August but then began to rise over the next several months as near-term demand applied increasing pressure to available spot supplies. As of December 5, 2005, the spot price increased further to $35.25 per pound U(3)O(8).

The term uranium price has undergone an even more pronounced increase over the past several years, rising from just under US$11.00 per pound U(3)O(8), at the end of 2002 to $15.50 per pound by the end of 2003. The Long-Term U(3)O(8) Price rose to US$25.00 per pound U(3)O(8) by the end of December 2005 and escalated to $35.00 per pound by November 30, 2005.

Future uranium prices will depend largely on the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles and increased or new production from other uranium producers.

COMPETITION

Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2004, four (4) companies, Cameco Inc., AREVA/Cogema, Rio Tinto and WMC Resources Limited (now owned by BHP Billiton) produced approximately 57% of total world output. Most of Western World production was from Canada and Australia which produced a combined 52% of global uranium output in 2004. Moreover, in 2004, Kazakhstan, Russia and Uzbekistan produced a combined 22% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 30% of the world supply.

                               THE VANADIUM MARKET

The following is a brief summary of the vanadium market.

The Company produces and sells vanadium as a co-product of the production of uranium from the Colorado Plateau District deposits. As of December 19, 2005, the Company holds an inventory of approximately 65,000 pounds of V(2)O(5) as vanadium pregnant liquor.

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

In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. Low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby. However, increases in the price of both of these metals have given rise to renewed interest in these facilities.

The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V(2)O(5) due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. In the third quarter of 2003 vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through fiscal 2004. In fiscal 2005 demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V(2)O(5). Most recently, prices have declined to be in the range of $11.00 to $13.00 per pound V(2)O(5) due to the ramp up of Chinese vanadium production. Prices are anticipated to continue to decline from these high levels but will likely level in the range of $4.00 to $6.00 per pound.

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

All of the Company's U.S. assets are held through the Company's wholly owned subsidiary International Uranium Holdings Corporation. International Uranium Holdings Corporation ("IUH") holds its uranium mining and milling assets through a series of Colorado limited liability companies: the White Mesa Mill through IUC White Mesa LLC; the Colorado Plateau mines through IUC Colorado Plateau LLC, IUC Sunday Mine LLC and IUC Properties LLC; the Arizona Strip properties through IUC Arizona Strip LLC; and the Henry Mountains properties and other exploration properties through IUC Henry Mountains LLC. All of the U.S. properties are operated by International Uranium (USA) Corporation, a wholly owned subsidiary of International Uranium Holdings Corporation.

The Company's 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through International Uranium Company (Mongolia) Ltd, which is wholly owned by International Uranium (Bermuda I) Ltd, a wholly owned subsidiary of the Company. In addition to its interest in the Gurvan Saihan Joint Venture, the Company also holds its own uranium properties in Mongolia. These properties are held by International Uranium Mongolia, XXK, a Mongolian entity, which is also wholly owned by International Uranium Company (Mongolia) Ltd.

The Company's Canadian uranium exploration properties are held through International Uranium Corporation.

The Company's 50% interest in Urizon Recovery Systems, LLC is held through IUC Recovery LLC, which is owned as to 1% by IUH and as to 99% by IUH's wholly owned subsidiary, International Uranium Recovery Corporation.

D. PROPERTY, PLANT AND EQUIPMENT

The following is an overview of the properties held by the Company as of December 19, 2005:

                     CANADIAN URANIUM EXPLORATION PROPERTIES

The Company acquired interests in two uranium exploration properties (the Moore Lake and Lazy Edward Bay properties) in the southeastern sector of the Athabasca Basin region of northern Saskatchewan, Canada in early fiscal 2004, and commenced exploration on the Moore Lake property in fiscal 2004, as described below. In fiscal 2005, the Company earned its 75% interest in the Moore Lake property and a joint venture is to be formed between JNR Resources Inc. ("JNR") and the Company upon signing of formal agreements. The Company has also entered into option agreements with JNR on a number of properties which were staked under a strategic alliance with JNR. Furthermore, the Company has entered into an option to earn a 51% interest in the Huard-Kirsch property and has entered into a 50/50 joint venture on the Hatchet Lake group of properties, all of which are located in the Athabasca Basin. The Company has also signed a letter of intent to earn an interest in a third uranium property in the Basin, which is subject to signing of formal agreements and regulatory approval. In addition, the Company has staked additional ground in the Athabasca Basin region in fiscal 2004 and 2005, bringing its total staked and optioned land position to over 590,000 hectares in this area.

The right to explore for uranium is acquired by the Company in Saskatchewan under mineral claims from the province of Saskatchewan. The term of a mineral claim is two years, with the right to renew for successive one year periods. To maintain a mineral claim in good standing, generally, the holder of a mineral claim must spend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a mineral claim does not grant the holder the right to mine minerals. A holder of a mineral claim in good standing has the right to convert a mineral claim into a mineral lease. Surface exploration work on a mineral claim requires additional government approvals.

The Athabasca Basin region hosts the world's richest uranium reserves. This region fuels well over 10% of the United States' electrical power needs and accounts for approximately one-third of the world's uranium production. The locations of the Company's properties relative to existing mines are illustrated on the following figure.

                                     [MAP]

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

During fiscal 2005, the Company opened an office in Saskatoon, Saskatchewan to support its Canadian exploration efforts. Currently the Company has six employees at the office with geological, geophysical and administrative skills. The Company is continuing to add staff to the office whose primary responsibility will be the management and execution of the Company's Canadian uranium exploration program.

There can be no assurance that the Company will develop any minable deposits from its exploration properties, or that any minable deposits developed by the Company from these properties would have uranium grades comparable to the existing mines in the area.

MOORE LAKE PROJECT

Ownership and Status

On December 15, 2003, the Company entered into an option agreement with JNR under which the Company acquired the option to earn up to a 51% interest in the Moore Lake project by making aggregate investments and expenditures of Cdn $2.2 million over two years, of which Cdn $2,000,000 represent exploration expenditures and

$200,000 represent subscriptions for equity in JNR. The Company may earn an additional 24% interest in the project by making further aggregate exploration expenditures of Cdn $2.0 million and subscriptions for equity in JNR of $200,000 within a four year time period. The project is subject to a 2.5% NSR royalty in favor of Kennecott Canada Exploration Inc. ("Kennecott"), which can be bought down to a 1.25% NSR royalty for an expenditure of Cdn $1 million. The Company earned its 75% interest in the project in fiscal 2005 and is in the process of formalizing a joint venture agreement with JNR. Future costs on the project will be split between the Company and JNR on a 75%, 25% basis, respectively.

Property Description and Location

The Moore Lake property comprises eleven contiguous claims totaling approximately 36,000 hectares, which includes additional ground to the northeast and the southwest of the pre-existing Moore Lake property that was staked in fiscal 2004. The property is located in the La Ronge Mining District of Saskatchewan. The project lands are located in the southeastern portion of the Athabasca basin. The location of the Moore Lake project is indicated on the previous figure.

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

Deposit Types

The target on the Moore Lake property is an Athabasca unconformity-type uranium deposit. The geological model requires reactivated basement faults and two distinct hydrothermal fluids, one of which is reducing, and originates in the basement and is channelled along basement faults. A second, oxidizing fluid originates within the Athabasca sandstone stratigraphy and migrates through the inherent porosity therein. In appropriate circumstances, these two fluids mix and precipitate uranium in a structural trap at the sub-Athabasca unconformity.

In cross section the model envisages a mushroom-shaped deposit replacing the lower sandstone with a root zone extending into the basement along a fault coincident with graphitic pelite. Perched mineralization may occur (or may have been remobilized) in the controlling fault structures, in the sandstone, well above the unconformity. It is implicit in this model that basement faults have been reactivated in post-Athabasca sandstone time and that the overlying stratigraphy, has been locally disrupted.

In plan view the deposits can be hundreds of meters long and a few meters to 30 meters wide, following the trace of the underlying graphitic pelites and associated faults, along the unconformity. The graphitic rocks are often the locus of pre-Athabasca faulting that has been reactivated after Athabasca deposition. Both reverse and normal faults have been associated with mineralization. Displacement of the unconformity by tens of meters occurs at some deposits. The Aphebian pelites generally overlie Archean granitoid basement which provides a surface along which the pelites are frequently overthrust. Alternatively, the structural role of the Archean granitoid can be assumed by quartzite, occurring as Aphebian quartzite ridges in some areas.

Unconformity deposits are also marked by a complex mineralogy and geochemistry. Pitchblende, uraninite and coffinite are the primary uranium minerals accompanied by various copper sulphides, galena, sphalerite, hematite, and native copper and gold. In some deposits, the diversity of minerals and concentration of elements associated with uranium are low, whereas, in others, many different mineral phases are present and elements are associated with uranium in potentially economic quantities (e.g. gold at Cluff Lake, nickel at Key Lake, and copper at Dawn Lake). Gangue minerals include quartz, calcite, dolomite, ankerite, siderite, chlorite, sericite and adularia.

Uranium deposits are surrounded by extensive alteration envelopes that may extend upwards into the Athabasca group for tens to even 100 meters or more above the unconformity and penetrate well into the crystalline basement. It must be noted that each deposit may exhibit its own distinctive alteration pattern. The McArthur River deposit is characterized by silicification and chloritization imprinted on an illitic background. Cigar Lake is characterized by desilicification and illitization imprinted over a kaolinitic background.

Mineralization is often very high grade as at Cigar Lake and McArthur River where average grade are in excess of 15% U and of medium grade such as Key Lake or Eagle Point where average grades are in the 1% U to 2.5% U range.

Exploration History

Uranium exploration in the Moore Lake area has been carried out periodically throughout the past 30 years, with exploration activities carried out by joint ventures operated by Noranda, AGIP, Brinex and Cogema. The earliest work from 1977 to 1982 consisted largely of airborne geophysical surveys with ground geophysical follow-up programs. Subsequent diamond drilling (6 holes) intersected graphitic metapelites and sporadic illite alteration in two holes.

In 1986 and subsequent years, Interuranium Canada Limited carried out an airborne geophysical survey over the property, followed by ground geophysical surveys. These surveys identified a number of basement conductors on the property, several of which were drill tested with 13 holes (3,703 meters). Strongly graphitic Aphebian basement lithologies were intersected in five of the holes. Fracture controlled pitchblende mineralization (0.03% U(3)O(8) over 0.25 meters) was intersected below the unconformity, while anomalous uranium (up to 0.34% U(3)O(8)) and trace elements were intersected in the basement in three other holes.

JNR staked the property in 1999 and subsequently signed a joint venture with Kennecott. In the spring of 2000, an initial diamond drilling program of five holes (1,682 meters) identified significant uranium mineralization (0.442 e% U(3)O(8) over 9.20 meters) at the Maverick zone in drill hole ML-03. Follow-up drilling, (9 holes, 2,958 meters) was carried out in the summer of 2000. This drilling confirmed the presence of a significant structural zone and an intense hydrothermal system associated with the Maverick Zone, along with highly enriched trace element geochemistry, most notably boron, nickel and uranium.

An extensive airborne and ground geophysical program took place during the winter of 2000-2001. A total of 1,529 line km of airborne surveys were flown, followed up by 81.8 km of line cutting and ground magnetics, 60.9 km of Moving Loop, 39.2 km of gravity and 6 diamond drill holes (1,761.4 meters) on 4 scattered grids.

Ground surveys on the Raratonga, Venice and Puka Puka prospects identified numerous drill targets that were associated with EM conductors, gravity and magnetic features. A map illustrating the location of the prospects on the Moore Lake Project is shown in the following figure.

                                     [MAP]

A hole drilled on the main Puka Puka conductor intersected anomalous geochemical values within a strongly disrupted and altered sandstone column and graphitic basement rocks. On the MLE and Venice grids, the drilling program identified anomalous radioactivity and geochemistry in brittle deformed felsic intrusive proximal to graphitic pelite.

In 2002, Kennecott carried out 2,257 meters of diamond drilling in 7 holes, of which 5 were completed at the Maverick Zone, and the remaining 2 at the Puka Puka and MLE targets. In addition, Moving Loop (7.8 km) and Fixed Loop (12.6 km) surveys were carried out in the area of the Maverick Zone that year.

The work carried out on the Maverick Zone identified a well-defined and strongly mineralized east-north-east trending conductive system. The best results obtained were from ML-25, which returned 0.62% U(3)O(8) over 9.1 meters, below the unconformity, including an interval of 12% U(3)O(8) over 0.4 meters, several meters below the unconformity.

During 2004, JNR and IUC carried out 19,159 meters of diamond drilling in 52 holes on the Maverick Zone. A geophysical program involving 32 km of line cutting and ground surveys was also performed in addition to a property wide boulder sampling program. A series of seven single hole fences emplaced along the trace of the main Maverick conductor successfully extended, by a minimum of
1.2 km, the east-northeast trend of the Maverick conductive system. These holes intersected sheared graphitic pelite, intense alteration and geochemically anomalous to weakly mineralized sandstone and basement rocks. Several of the better intersections are from holes ML-55 and ML-61. The former has an intercept of 6.2 meters (263-269.2) of 5.14% U(3)O(8), including 4.4 meters of 7.02%
U(3)O(8). In ML-61 there is a 10 meters intercept (264.68-274.68) of 4.03 e% U(3)O(8) including a 1.4 meters intercept indicated at 19.96 e% U(3)O(8). In ML-29, where 1.61 e% U(3)O(8) over 7.5 meters was obtained, an individual 0.5 meter sample assayed 7.91% U(3)O(8), 3.65% nickel, 2.8% arsenic, 1.6% copper, 0.9% cobalt and 5.3 gpt silver, confirming the polymetallic nature of the mineralization, typical of an Athabasca unconformity-type uranium deposit.

2005 Exploration Program

In fiscal 2005, the Company and JNR conducted winter and summer exploration programs on the Moore Lake property. The winter program at Moore Lake was between January 22 and April 18, 2005. The geophysical program consisted of a 66.8 km gravity survey, 302.2 km of Fixed Loop TEM and
23.3 km of reflection seismic surveying. The diamond drilling program included 31 holes totalling 10,533 meters of core.

The gravity work identified a significant extension to the main Maverick structure over 3 km to the southwest, as well as westerly trending structural elements. In the south western portion of the Maverick grid, a major gravity high is interpreted to be a major quartzite unit, bounded by metasediments. The TEM work defined a host of new conductors that will require extensive drill testing. One of the most interesting situations is in the Nutana -West Venice -Venice area where a major, 10-kilometer long, 500-meter wide conductive corridor has been identified. The corridor is to a large extent, untested to date. On the Avalon grid, a strong, 3.5 km long, northeast trending, southeast dipping and untested conductor was located. On the Puka Puka grid, two weak conductors with a combined strike length of 4.2 km were identified, trending east-west and dipping to the south. Four flat lying conductive trends were identified striking approximately east-west and with a combined strike length of
3.6 km, on the Raratonga Grid. The program on the Volhoffer Grid identified two major conductors and several short strike length conductors which vary in length from 1.5 km to a maximum of 2.5 km. They strike northeast-southwest and dip steeply to the southeast. On the West Maverick grid two conductors with a combined strike length of 1.0 km were defined.

The summer 2005 program was completed in October, 2005 and consisted of 59 diamond drill holes totalling 22,100 meters. The summer program was successful in that two new potential uranium zones to the northeast of the Maverick Zone were discovered. These two potential new zones of unconformity-style uranium mineralization; the `527' zone and the `525' zone, were discovered along the same structural corridor that hosts the Maverick Main Zone. Drill hole ML-527 returned a grade equivalent of 0.41% U(3)O(8) over 6.6 meters, including a 1.0 meter interval of 1.1 e% U(3)O(8) This hole was collared 450 meters northeast of the Maverick high-grade discovery hole ML-25. This intersection compares well with that obtained in ML-03, the very first hole to intersect significant uranium mineralization in the Maverick Zone. Hole ML-525 which was collared 1,400 meters to the northeast of the discovery hole ML-25 returned an assay of 0.226% U(3)O(8) from a 4.5 meter interval of sandstone immediately above the unconformity.

In addition to the discovery of the two new potential zones, the summer program also yielded additional high-grade results from two holes which extended the Maverick Main Zone. ML-97 returned 2.31% U(3)O(8) over 7.75 meters, including a
2.25 meter intercept of 6.73% U(3)O(8) which includes 12.4% U(3)O(8) over 1.0 meter. ML-90 returned 1.18% U(3)O(8) over 6.45 meters, including a 1.75 meter intercept of 3.07% U(3)O(8). Indications to date are that the Maverick Zone is up to 20 meters wide and from 3 meters to 15 meters thick and is open along strike.

The 2005 program also drilled a number of holes on other targets on the Nutana and West Venice grids. Geochemical results have been received for four holes (ML-821, and 823 to 825) from the Nutana grid. ML-825 intersected a 35-meter-wide, strongly altered and faulted graphitic unit some 35 meters beneath the unconformity. A 0.5 meter interval from a graphitic fault returned 0.319% U(3)O(8) along with anomalous levels of vanadium, copper and arsenic. ML-824 intersected a 45 meter thick, strongly altered and faulted graphitic unit some 25 meters beneath the unconformity. Also of note, is that the basal 50 to 70 meters of the sandstone column in both holes is enriched in uranium, lead, boron and illite.

Geochemical results have been received for two holes (ML-819 and 820) from the West Venice area. Although neither hole intersected any significant mineralization, ML-820 did intersect a 25 meter wide quartzite ridge, followed by a 15 meter wide fault zone enriched in boron and a narrow graphitic unit well into the basement. The unconformity in this hole was some 50 meters shallower than projected. This geological setting, which is conducive to the ponding/deposition of metals from mineralized fluids, has a number of analogies with that at McArthur River. ML-819 intersected on the hanging wall of the targeted conductor and returned anomalous boron values from a 15 meter wide basement fault zone. ML-819 and 820 represent the only two holes drilled on this grid, as the majority of targets occur beneath muskeg and can only be tested in the winter.

The West Venice - Nutana corridor will be one of the main target areas for the upcoming 2006 winter's drilling campaign, particularly the muskeg-covered flexure that joins the northeast-trending Nutana and east-northeast-trending West Venice conductors.

Mineralization

The most encouraging discovery to date on the Moore Lake project has been the Maverick Zone. This mineralization is found along a northeast trending, southerly dipping, conductor-fault system that wraps around a core of Archean granite and continues along an east-west trend. The mineralization is intimately associated with graphitic pelites, reactivated faulting and extensive clay replacement associated with hydrothermal alteration in the sandstone and basement rocks. Significant mineralized intercepts have been recovered along nearly 800 meters of strike. The mineralized system has been traced by various densities of drilling for over 3.0 km and an additional 1.0 km of the prospective corridor remains to be drill tested.

The sandstone mineralization typically occurs as disseminated, interstitial, sooty uraninite within the sandstone matrix, as irregular metallic masses and irregular veinlets within the sandstone and locally as sooty fracture fillings. In the basement rocks, the mineralization is typically disseminated uraninite within fractured felsic intrusives, graphitic meta-pelites and non-graphitic meta-pelitic rocks. The basement mineralization may also exist as irregular sooty (locally metallic) masses or veinlets of uraninite. Both the basement and sandstone mineralization may also be accompanied by masses or dendritic patches of pyrite and nickel arsenides. Although the mineralization typically straddles the unconformity, the disseminated, interstitial sandstone-hosted mineralization is the dominant style identified so far.

Alteration of the sandstone column in the hanging wall of the Maverick Zone is, manifest in cross section as a plume, at least 75 meters wide and extending for at least 150 meters above the unconformity. The sandstone is bleached white, desilicified and carries greater than 1 ppm U and greater than 200 ppm boron (as dravite). Where cut by the reactivated basement fault, the sandstone is broken into uncemented rubble. There is some illite within the core of the 75 meters wide plume and dickite peripheral to the outer edges.

Basement alteration is manifest as a broad envelope around the controlling fault structure and the graphitic pelite. There is clay replacement (kaolinite, illite) of the pelites, graphitic pelites and granites as well as the development of secondary hematite as disseminations and along fractures.

Proposed Exploration Program

The Company is very pleased with the results of its fiscal 2005 exploration program on the Moore Lake property and has approved an extensive program for the winter and summer of 2006. The objective of the winter program is to extend the understanding and limits of the main Maverick Zone and explore the other grid areas indicated for similar mineralization. A total of approximately 15,000 meters of drilling is planned using three drill rigs. In addition to the drilling, approximately 100 line kilometers of ground based geophysics will be completed. The 2006 summer program objectives will be focused on continued extension of the Main Maverick Zone, and pending results of the winter program, expansion of the 527 and 525 zones, as well as additional regional drilling.

LAZY EDWARD BAY PROJECT

On December 15, 2003, the Company entered into an agreement with JNR under which the Company was granted the option for a period of two years to acquire a 75% interest in the Lazy Edward Bay Project, in consideration for which the Company would expend Cdn $500,000 to carry out two winter exploration programs. The Company and JNR have agreed to extend the date by which the Company has to meet its expenditure commitments from December 15, 2005 to April 30, 2006.

The Lazy Edward Bay project is comprised of eight mineral claims in the Cree Lake area of the Northern Mining District, Saskatchewan, which were acquired by staking in December 1999 and in January 2004.

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

In fiscal 2006, the Company is proposing a line cutting and ground geophysical program, which will be followed up with a drilling program in fiscal 2007.

CRAWFORD LAKE/BROWN LAKE PROJECT

On January 8, 2004, the Company signed a letter of intent to earn up to a 75% interest in the Crawford Lake and Brown Lake uranium properties from Phelps Dodge Corporation of Canada, Limited, through total aggregate expenditures of Cdn $2.5 million over a period of 4 years. Crawford Lake is a 6,000 hectare uranium property, and Brown Lake is a 1,800 hectare uranium property. Both of these properties are located in the heart of the Athabasca Basin of northern Saskatchewan.

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

Exploration work began on the Brown Lake property in 1976, when 62 holes were drilled. The drilling intersected Athabasca sandstone with eight drill holes intersecting low grade uranium mineralization. Further exploration of the properties was carried out from 1999 to 2000, with over 46 line km of geophysical ground surveys and drilling of four holes, totaling 1,360 meters. This historic work has delivered encouraging signs of uranium mineralization in a setting almost identical to the Key Lake deposit.

The Company is planning on carrying out a 1,800 meter drill program on both these properties in winter over the first half of fiscal 2006.

STRATEGIC ALLIANCE PROPERTIES

In December 2003, the Company and JNR entered into a two year strategic alliance, under which the parties agreed that, for any properties staked by JNR in the Athabasca Basin, the Company has first right to elect to fund $500,000 of eligible exploration expenditures to earn a 75% interest in the properties. The Kelic Lake, South Dufferin, Pendleton Lake, Cigar South and North Wedge uranium exploration properties fall under this agreement. The North Wedge property is also a strategic alliance property, but the Company and JNR have agreed that the Company can only earn a 51% interest by expenditures of $250,000 by April 30, 2007.

The Company flew 3,550 line km of airborne geophysics on the Kelic and South Dufferin projects in October 2005 and will during the winter of 2006 undertake line-cutting and ground geophysics to develop drill targets on the South Dufferin, Pendleton Lake, Cigar Lake South and North Wedge properties.

OTHER PROPERTIES

On October 31, 2005, the Company entered into an option agreement with Consolidated Abaddon Resources Inc. ("Abaddon") to earn a 51% interest in its Huard-Kirsch Lake uranium exploration property which consists of three claims covering a total of 13,538 hectares. To earn its interest in the property, the Company made a payment of Cdn $25,000 to Abaddon upon closing and must incur Cdn $200,000 of eligible exploration expenditures by April 30, 2006 and a further Cdn $1.3 million by November 1, 2008. The Company will undertake a program of ground geophysics including Fixed and Moving Loop surveys on the property during the winter of 2006.

The Company has also entered into a 50/50 joint venture with Santoy Resources Ltd. on 31 claims staked by the joint venture covering a total of 123,400 hectares. These claims are located in the northeastern portion of the Athabasca Basin. The Company is working with Santoy to define a 2006 exploration program on these properties.

In fiscal 2004 and 2005, the Company staked additional ground in the Athabasca Basin, bringing its total staked and optioned land position to over 590,000 hectares, as indicated on the foregoing map. With this newly acquired land package combined with existing properties, the Company has one of the largest exploration land holdings in the Athabasca Basin.

Included in this additional ground is the Company's 100% owned Key Lake South project, located southwest of Moore Lake. The Company has undertaken an airborne geophysical program and is planning a 120 line km ground geophysical survey followed up by a 2,300 meter drill program on this property during the 2006 winter program.

On the remainder of the properties stake by the Company, the Company has completed a number of airborne geophysical programs and is currently evaluating the data from these programs and the work done on the projects by previous operators in order to develop exploration programs for the 2006 summer program. The Company may also evaluate joint venture opportunities on select properties.

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

During mining, uranium mineralized material is received at the Mill and stockpiled. The material is initially fed to an 18-foot diameter SAG Mill, and then stored in slurry form in one of the two pulp storage tanks. The Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the clarified solution going to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION AND OPERATING STATUS

The Mill recommenced milling in June 2002 and operated through May 2003, following a period of standby that commenced in November 1999. During that period of standby, the Mill had been receiving and stockpiling alternate feed materials from the Ashland 1 and Linde FUSRAP sites, as well as other alternate feed materials. While on standby, the Mill is maintained in good operating condition and is capable of commencing a Mill run at any time without the need for regulatory approvals.

During the 2002/2003 Mill run, the Mill processed 266,690 tons of alternate feed materials from the Ashland 1, Linde, Heritage and Molycorp sites, of which 178,352 tons were processed in fiscal 2003. The Mill was on standby from June 2003 to mid-March 2005. The Mill began processing an alternate feed material on March 21, 2005 and is currently operating with a staff of 20 Company personnel and 22 contract personnel from White Mesa Inc., a local native owned company. The Mill is currently processing alternate feed material received from Cameco and will be processing Cameco material for the next six to nine months. The Company estimates that in excess of 500,000 pounds of U(3)O(8) will be recovered from these materials. After processing the Cameco materials, the Mill will process the 46,053 tons of alternate feed materials from the Linde FUSRAP, Heritage and Molycorp sites and from a commercial metals processor which are in stockpile at the Mill.

In fiscal 2005, the Company signed a toll milling agreement with a Japanese entity to process approximately 500 tons of uranium ore. This material was processed in December 2005.

INVENTORIES

As of December 19, 2005, there were no inventories of U(3)O(8) at the Mill. As of that date, there were approximately 65,000 pounds of vanadium, as vanadium pregnant liquor, located at the Mill.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. There is sufficient volume available, as of December 19, 2005, for approximately another 120,000 tons of tailings solids, after taking into account materials that have been received under existing contracts. Thereafter, Cell 4A can be utilized after it is relined. Difficulties have been encountered with damage to the seams in the liner for Cell 4A since it has not been used since 1990. The Company has removed the old liner, cleaned out the tailings basin and engaged an engineering firm to design a new lining system for Cell 4A which will meet current regulatory requirements. After Cell 4A is relined, approximately 2,000,000 tons of tailings solids can be disposed of in Cell 4A before an additional cell will be needed.

The Environmental Statement for the Mill permits construction of additional tailings cells, which can provide further tailings capacity of approximately 4.5 million tons.

REQUIRED CAPITAL EXPENDITURES

If a decision is made to reopen the U.S. mining operations, the Company has estimated that capital requirements to prepare the Mill for processing uranium and vanadium ores would be approximately $12.0 million. These funds would be used for the purchase of new mobile equipment, refurbishment of the vanadium circuit, miscellaneous maintenance and the relining of tailings Cell 4A, at an estimated cost of $1,500,000-$3,000,000. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1,000,000, which would require an increase in the Mill's reclamation bond by that amount.

RECENT OPERATIONS

Since January of 1995, the Mill has completed several campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled mineralized material, mainly from the Arizona Strip Mines; the processing in 1996 of an alternate feed source; the processing in 1997 of three alternate feed sources; the processing in 1998 of uranium-bearing tantalum residues; the processing in 1999 of two alternate feed sources and an 87,250 ton conventional mill run; and, in 2002 and 2003 the Company processed 266,900 tons from four different alternate feed sources. The current Mill run began in March 2005 and is expected to last through to the end of fiscal 2006.

CLOSURE

THE FOLLOWING DISCUSSION OF THE COMPANY'S CURRENT PLANS FOR THE FUTURE OPERATION OF THE MILL CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

In the future, should the Company choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was prepared by the Company and approved by the UDEQ. These estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS

CATEGORY
--------
Mill dismantling and decommissioning                  $ 1,666,734
Tailings cell #1 Reclamation                            1,417,745
Tailings cell #2 Reclamation                            1,210,306
Tailings cell #3 Reclamation                            1,672,795
Tailings cell #4A Reclamation                              57,247
Miscellaneous - management, hygiene, radiation, etc.    2,044,029
                                                      -----------
Direct Costs                                            8,068,856
Contractors' Profit                                       806,886
Contingency                                             1,210,328
Licensing and bonding                                     161,377
Long term care fund                                       702,733
                                                      -----------
TOTAL ESTIMATED COSTS                                 $10,950,180
                                                      ===========

Since September 30, 2004, the Mill's reclamation estimate and bonding requirement increased from $10,618,895 to $10,950,180.

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

GROUND WATER DISCHARGE PERMIT

Although the Mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit ("GWDP") with UDEQ, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater.

The GWDP for the Mill was finalized and implemented during the second quarter of fiscal 2005. The GWDP requires that the Mill add forty additional monitoring parameters and fifteen additional monitoring wells. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.

                    SUMMARY OF MINERALIZED MATERIAL DEPOSITS

The following is a summary of the Company's estimates of the uranium and vanadium contained in mineral deposits (not confirmed at this time to be compliant with NI 43-101 requirements) on the Company's properties, as of December 19, 2005:

Conventional Mines

          Project                   Mineralized Tons   %U(3)O(8)   %V(2)O(5)
          -------                   ----------------   ---------   ---------
    Arizona Strip Mines(1,4)
         Arizona(1)                        80,000        0.65
         Canyon                           108,000        0.90
         Pinenut                          110,000        0.43
                                    -------------      ------
         Total Arizona Strip              298,000        0.66

    Colorado Plateau(2,4)               1,335,600        0.21        1.23

    Henry Mountains
         Bullfrog(3,4)                  1,938,000        0.33
         Tony M(5)                      3,549,000        0.15
                                    -------------      ------
         Total Henry Mountains          5,487,000        0.22

In-Situ Leach Projects(6)
    Mongolia JV                        21,672,000        0.05

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

5) The reported mineralized tons for the Tony M project include mine dilution, but exclude mining recovery losses.

6) Total uranium recovery from ISL projects is normally in the range of 70% to 75% of the in place mineralization. These recovery losses are not incorporated in the foregoing figures for the Company's ISL projects.

The Company mined uranium and vanadium-bearing mineralized material from its Sunday and Rim Mine complexes in the Colorado Plateau District from November 1997 to mid-1999. In mid-June 1999, the Company elected to suspend mining operations because of weak uranium and vanadium prices and the expectation at that time that these conditions would not improve for the next few years. The Company also wrote off the carrying value of its mineral properties for the same reason. At this time, the Company has not completed the necessary studies to classify the mineralized material as "reserves"; hence none of the above properties are considered to contain "reserves" at this time but should be classified as "mineral deposits." However, the Company is in the process of having NI 43-101 reports prepared by an independent consultant.

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

Presently mineral deposits estimated to contain approximately 1,335,600 tons with an average grade of 0.208% U(3)O(8) and 1.234% V(2)O(5) have been identified by the Company in its Colorado Plateau properties (not confirmed at this time to be compliant with NI 43-101 requirements). These estimates take into account extraction dilution losses, but do not include milling recovery losses, which are estimated to be 2% to 6% for uranium and 20% to 30% for vanadium.

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

OPERATIONS

The Company's principal mining complexes in the Colorado Plateau District consist of the Deer Creek, Van 4, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine Complex; the Deer Creek complex, which includes the La Sal and Pandora mines; and, the East Canyon Area, which includes the Rim Mine. All of these areas have developed, permitted mines that have been shut down, pending further improvement in commodity prices. The locations of these mines are indicated on the following figure.

                            COLORADO PLATEAU DISTRICT

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

The Company has reopened a field office in Dove Creek, Colorado.

                             HENRY MOUNTAINS COMPLEX

In addition to the mineral properties on the Colorado Plateau and the Arizona Strip, the Company also acquired the Bullfrog property from Energy Fuels, and in fiscal 2005 acquired two key properties adjoining its existing Bullfrog mining claims in Garfield County in southeast Utah (See the figure below.). The properties that were added are comprised of a Utah State section and 17 privately-held unpatented mining claims, which together encompass the entire Tony M Mine. The Tony M was extensively developed in the early 1980's but was never put into production. Subsequent to the acquisition of the two new properties, the Company renamed this group of projects the Henry Mountains Complex.

The Henry Mountains Complex is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 125 miles from the White Mesa Mill. Access to the property is by State highway. The location of the Henry Mountains Complex is indicated on the figure under the heading "Colorado Plateau District - Operations."

The Henry Mountains Complex uranium deposits are hosted in basal sand units of the Salt Wash member of the upper Jurassic Morrison Formation. Regionally the Salt Wash has been the primary source of uranium/vanadium ores on the Colorado Plateau throughout its history.

The Company has begun permitting with the State of Utah for a mine operations permit.

                                     [MAP]

Bullfrog Property

More than 2,200 rotary drill holes have been completed on the Indian Bench, Copper Bench and Southwest portions of the Bullfrog claims. There are no surface or underground workings or infrastructure on the Bullfrog portion of the Henry Mountains Complex.

In 1993, Energy Fuels personnel calculated an in-place mineral deposit of 1,938,000 tons at a grade of 0.33% U(3)O(8) on the Bullfrog claims. A higher grade portion of the deposit was estimated by Energy Fuels to contain 1,300,000 tons at a grade of 0.42% U(3)O(8). These estimates (not confirmed at this time to be compliant with NI 43-101 requirements) do not take into account extraction dilution losses or milling recovery losses.

Tony M Mine

The Tony M mine portion of the Henry Mountains Complex was developed in the early 1980's and is comprised of a Utah State section and 17 privately-held unpatented mining claims. The Utah State section was offered by sealed competitive bid in March 2005 and the Company was selected as the winning bidder with an initial cash bid of U.S. $1.0 million. The State will receive an annual advanced minimum royalty, which is a per acre payment multiplied by the annual average uranium spot price. When mining operations are active, the State will receive production royalties representing an 8% uranium NSR royalty and a 4% vanadium NSR royalty. The advanced minimum royalties are deductible against the production royalty payments. The term of the lease is ten (10) years and can be extended.

In addition to the State section, the Company acquired 17 privately-held unpatented mining claims in August 2005. Terms include cash payments of $200,000, 250,000 shares of the Company, of which 147,000 have been issued to the vendor of the claims. The remainder of the shares will be issued upon confirmation of certain title matters relating to the claims. The vendor of the claims will also retain a uranium and vanadium royalty of 4% and 2%, respectively.

Prior mine development at the Tony M mine included dual declines over 10,000 feet long to access the defined mineral deposit, approximately 17 miles of development workings, and three ventilation shafts.

A 1983 estimate by the previous operator calculated an in-place mineral deposit of 3,549,000 tons at a grade of 0.15% U(3)O(8) (not confirmed at this time to be compliant with NI 43-101 requirements). These estimates include mine dilution, but exclude mining and milling recovery losses.

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

DESCRIPTION

The Arizona Strip properties consist of four developed and partially developed mines, being the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which have been shut down. The Arizona Strip properties are estimated to contain in total approximately 298,000 tons with an estimated average grade of approximately 0.66% U(3)O(8) (not confirmed at this time to be compliant with NI 43-101 requirements). These estimates take into account extraction dilution losses, but do not include milling recovery losses which are estimated to be 2% to 6% for uranium. The location of these mines is indicated on the following figure.

                                  ARIZONA STRIP

                                     [MAP]

The Company is currently evaluating re-commencing mining operations on the Arizona Strip pending further increases in the uranium price.

                          MONGOLIAN URANIUM PROPERTIES

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

The Mongolian Government is currently reviewing the Mineral Law, and various amendments have been proposed which could significantly affect a portion of the Company's uranium exploration efforts, in particular its option agreement with Erdene and the uranium exploration properties held by IUM. The Company is actively involved in efforts to work with the Mongolian government to provide input into the amendment process. At this time there is no guarantee that any amendments which the Government might make to the Mineral Law will be favorable to mineral sector investors in Mongolia. If unfavorable amendments are enacted, future exploration and the potential development of minerals deposits may become uneconomic in Mongolia. However, the Gurvan Saihan Joint Venture (the "Joint Venture") operates under a Mineral Agreement, which was signed prior to the formation of the Mineral Law, and which generally takes priority over specific terms and conditions contained in the Mineral Law.

Background and Property Descriptions

The Company owns a 70% interest and is the managing partner in the Gurvan Saihan Joint Venture; the other participants in the Joint Venture are the Mongolian government and a Russian government entity, each as to 15%. The Joint Venture was formed in 1994, and originally held five concessions in Mongolia: the Choir, Hairhan, Gurvan Saihan, Ulzit and Undershilin depressions. Following several years of active exploration and pilot testing, the program was placed on temporary standby in 2000 due to the continuing decline of world uranium prices at that time.

As a result of recent increases in uranium prices, the Company resumed uranium exploration for the Joint Venture in fiscal 2004. This involved acquiring new exploration licenses in known prospective areas, adjusting the area held under the five original Joint Venture concessions (including dropping the Undershilin depression in its entirety), and conducting geologic data acquisition and review and field reconnaissance on new license areas. As of December 19, 2005, the Joint Venture held 16 exploration licenses, encompassing 1.774 million hectares.

In the third quarter of fiscal 2004, the Company formed its wholly owned subsidiary IUM to conduct uranium exploration, solely for the account of the Company and independent from the Joint Venture. As of December 19, 2005, IUM controlled 539,000 hectares, which is made up of nine license areas.

In June 2005, the Company acquired an option to earn a 65% interest in Erdene's portfolio of uranium licenses and applications, through expenditures of Cdn $6.0 million over a four year period. The Erdene properties are comprised of 32 licenses covering a total of 1.2 million hectares.

The uranium exploration licenses currently held by the Company, through the Joint Venture, through IUM and through the Erdene option are shown on the following figure:

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

Geology

Uranium mineralization has been discovered in Cretaceous sediments in the south central region of Mongolia. These deposits are hosted by fluvial, alluvial, and lacustrine sediments where uranium is associated with carbonaceous sandstone, siltstone, and clay. The prospective sedimentary basins ("depressions") are related to a large regional tectonic belt that extends in an arc from northeast to southwest Mongolia. Intrusion of granitic plutons, volcanic activity, and structural deformation took place along this belt. Many of the intrusive granites are anomalously high in uranium, and are the likely source of uranium, which was later mobilized through weathering processes and subsequently concentrated in sedimentary basins.

After active tectonism subsided, sedimentary basins formed along regional fault zones and rifts. During Cretaceous times, sediments were deposited under humid, tropical conditions, which formed thick sequences of carbonaceous, reduced sediments. In later Cretaceous times, the climate became continental and drier, and sediments from this period are often oxidized and weathered.

The Mongolia uranium exploration properties lie within this tectonic belt through south-central Mongolia. The properties cover many prospective basins with identified uranium anomalies and sediments of favorable age and composition for uranium mineralization.

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

Exploration History

Since the Joint Venture's inception in 1994, it has invested over $11.5 million in exploration on its concessions. To date, the early Joint Venture programs included resource delineation and confirmation drilling in areas where past Russian work had defined uranium resources in sediments. Joint Venture work increased in the 1996 - 1998 time frame when drilling and ISL pilot testing were conducted at both the Haraat deposit in the Choir Depression and the Hairhan deposit in the Hairhan Depression. Initial stage exploration, including car-borne gamma spectrometric surveys and reconnaissance drilling, were also conducted in other Joint Venture license areas.

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

Starting in early 2004, the Joint Venture began ramping up to resume uranium exploration in Mongolia as the world uranium market entered a period of stronger prices. Exploration licenses were obtained in areas known to be prospective based on past Joint Venture investigations in the late 1990's. Based on this past work, the Joint Venture resumed exploration activities, which included 34,000 meters of drilling on previously identified high priority targets in 2005.

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

Mineral deposit estimates (not confirmed at this time to be compliant with NI 43-101 requirements) prepared by the Company for Haraat total 2,461 metric tonnes uranium ("MTU") in zones below the natural water table. In addition, mineral deposits totaling over 14,000 MTU have been delineated in horizons above the water table.

At Hairhan, mineralization ranges from 10 to 120+ meters deep and averages 60 to 80 meters. The Hairhan deposit is compact with multiple, stacked mineralized horizons in area of approximately 2 kilometers by 1.5 kilometers. All mineralization of interest at Hairhan is below the natural water table. Mineral deposit estimates (not confirmed at this time to be compliant with 43-101 requirements) prepared by the Company for Hairhan total 6,226 MTU. The combined delineated mineralization at Hairhan and Haraat total 8,687 MTU suitable for ISL exploitation.

ISL Pilot Testing

In 1996 the Joint Venture conducted an ISL Pilot Test at Haraat. This test confirmed that the identified mineral deposit is amenable to ISL. Further testing is required at Haraat to provide definitive criteria for feasibility analysis.

A limited scale ISL test was conducted at Hairhan in 1998. This test was directed specifically toward determining optimal leaching conditions. By incorporating operational experience from test work at Haraat, the ISL leach test at Hairhan successfully demonstrated that ISL is applicable at Hairhan. The test results, including important viability factors such as uranium production head grade, acid consumption, projected recovery factors, leaching time, and production well flow rate, provide a solid basis for designing a commercial demonstration projection at Hairhan.

The exploration successes at Hairhan and Haraat, combined with the ISL test work results, confirm the potential for development of commercially viable uranium deposits on the Company's properties in Mongolia.

2005 Exploration Program

The 2005 exploration program ran from April to mid-October 2005 and was comprised of exploration drilling, gamma spectrometric surveys and general prospecting. Exploration drilling on the Joint Venture properties, totaling approximately 34,000 meters in 372 exploration drill holes, investigated four areas where past geological and geophysical reconnaissance identified strong uranium anomalies. In addition to the foregoing drilling, approximately 500 meters of drilling was completed on the Erdene properties near the end of the field season. On the IUM properties, the 2005 exploration program entailed prospecting, data compilation and preparation of plans for field reconnaissance programs to be undertaken in 2006.

In all areas, the drilling targets were in the Cretaceous Dzuunbaayn formation, comprised of alternating sequences of fluvial and lacustrine sandstones, siltstones, clays, and coaley sediments deposited in intermontane basins. Uranium mineralization is found in all rock types in these areas, but the specific targets of interest are permeable sandstones which would be amenable to the ISL mining method.

Drilling in the Gurvan Saihan Depression tested the previously identified anomalous trend in the southeast portion of the license area. Initial step out reconnaissance drilling was also conducted in the north, northeast, and southwest portions of the depression to test channel systems entering into the depression. A total of 158 exploration holes totaling 12,472 meters were completed in the Gurvan Saihan Depression. Drilling data are being verified and geologic interpretation is being completed to develop preliminary deposit models in the Gurvan Saihan Depression. In addition, large areas of this depression have not yet been evaluated. Given the widespread extent of uranium anomalies encountered in the initial broad-spaced drilling in the depression, follow up drilling is indicated.

The Urt Tsav / Hukh Tolgoi license area hosts some of the strongest surface anomalies identified in prospecting work in the mid 1990's. The 2005 drilling tested the exposed anomalies, which resulted in the delineation of a paleo-drainage channel with intensely oxidized sandstones. The stratigraphy consists of mostly red-colored sands, clays, silts and transitional facies. Mineralization is localized at the contacts of red-colored sediments with gray reduced rocks. Anomalous uranium mineralization was discovered within a six kilometer long channel system ranging from 300 to 500 meters wide. Composite mineral intercepts have average grades from 0.01% U up to 0.039% U over thickness of 0.5 meter up to 10 meters. Although the mineralization encountered in the 2005 program is low grade, further drilling on specific targets may be warranted in the Urt Tsav area pending a full geologic interpretation of the 2005 data. Drilling on this license totaled 10,949 meters in 103 holes.

On the Ikh Khongor license area 48 holes were drilled totaling 4,315 meters. Drilling indicated that surficial anomalies generally did not extend into the subsurface, and the source of the identified surface anomalies was found to be organic claystone horizons with anomalous uranium content. No further work is planned for this area.

The 2005 drilling program concluded in the Navtgar license area, where 6,097 meters of drilling was completed in 63 holes. Anomalies identified by past gamma spectrometric surveys were found to be localized in paleo-drainage valleys. The surface anomalies are generally associated with shallow, recent oxidation. Subsurface stratigraphy is characterized by extensive thickness of unoxidized sandstone and argillaceous siltstone. Mineralization ranging from less than one meter to up to 2.7 meters thick and grading from 0.01% U to 0.050% U was encountered in weak oxidized sands with interbedded clay lenses. Geologic data review is underway to assess the uranium mineral potential of the paleo-valleys that were intersected. This area has impressive thicknesses of sandstone, and given the magnitude of the hydrodynamic environment, further exploratory drilling may be warranted.

In addition to the exploratory drilling summarized above, geologic reconnaissance work was also conducted in 2005 in several new license areas obtained by the Gurvan Saihan Joint Venture and in IUM licensed areas. Based on the initial work in these new license areas, several targets have been advanced and will be drill tested in the 2006 field program.

On the Erdene properties, Erdene completed extensive reconnaissance work and performed about 500 meters of initial drilling in three target areas. The results of the drill program are pending.

Proposed Exploration Program

The Company is evaluating the results of the 2005 programs and preparing for a substantial expansion of the Mongolia exploration efforts in 2006. Exploration drilling is planned for the central Gobi region in Cretaceous depressions that are highly similar to the Joint Venture's Hairhan, Haraat and Gurvan Saihan license areas, all of which host mineralized uranium deposits. Initial prospecting and reconnaissance has been conducted in the central Gobi license areas, and a number of targets have been identified for initial stratigraphic drilling and to test surface radiometric anomalies. The Company also plans to conduct initial reconnaissance drilling on the highest ranking Erdene licenses. The total drilling projected for the 2006 field season is approximately 60,000 meters in more than 650 holes.

In addition to the drilling programs planned for 2006, prospecting, geologic mapping, and reconnaissance work will continue on IUM and Erdene license areas. Reconnaissance will include approximately 5,000 line kilometers of gamma spectrometric surveys, combined with detailed radiometric traverses and geologic mapping in areas of interesting anomalies. The objective of the 2006 reconnaissance work is to delineate targets for initial exploration drilling in the following field season.

The Company will also investigate areas in Mongolia for possible uranium exploration in new settings and geologic environments. The company will also continue to evaluate properties submitted by third parties to determine if such opportunities could increase the value of the Company's Mongolia holdings.

Given the improvement in uranium prices, the Company will begin re-evaluation of the work done in the late 1990's for the Hairhan and Haraat uranium deposits. The tripling of uranium prices in the past 2 years, offset in part by rapid escalation of world energy prices and mining consumables, dictates that the Company reassess the production opportunities for the current mineralized deposits.

                               FORTRESS PROPERTIES

In early 2002, the Company initiated a regional exploration effort in Mongolia for precious and base metals. In June 2004, the Company sold its precious and base metals properties to Fortress, in consideration of a majority share ownership position in Fortress. As of December 19, 2005, Fortress controls 2.5 million hectares in Mongolia under its precious and base metals exploration program. In addition, Fortress has the right to earn up to an 80% interest in the Svetloye Gold project located in eastern Russia from Phelps Dodge Exploration Corporation ("PDEC"). As of December 19, 2005, the Company holds a 44.2% equity interest in Fortress.

Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST) with offices in Vancouver, Canada, Ulaanbaatar, Mongolia and Khabarovsk, Russia. As a publicly listed company Fortress' public disclosure documentation can be found on www.sedar.com. The following is a summary of Fortress' activities.

Mongolia Properties

Mongolia has a variety of favorable environments for deposits of copper, gold and related metals and has become the focus of worldwide exploration concerns seeking to test its under-explored potential. Fortress has established a significant land position in Mongolia for base and precious metals exploration. Land acquisition has been guided by a concentrated reconnaissance program, including review of available geologic and metallogenic data and analysis of geophysical data and satellite imagery.

Work to date on the precious and base metals properties has involved field reconnaissance, including review of available geologic and metallogenic data, analysis of geophysical data and satellite imagery, and exploration drilling programs that was conducted on certain of the properties in the 2003, 2004 and the most recent 2005 field seasons.

Fortress' properties are described below, and shown in the following figure. All of these properties are at the exploration stage. The properties contain no known mineral deposits at this time and have no workings or infrastructure.

In March 2005, Fortress completed an alliance with PDEC in which PDEC can earn up to a 70% interest in any of Fortress' projects in Mongolia. The earn-in is subject to funding of certain exploration and development programs on the properties and the investments in Fortress of $1.7 million, by way of private placement in 2005, and a second investment of $1.3 million in 2006.

                                     [MAP]

In the nine months ending September 30, 2005, Fortress spent approximately Cdn $1.5 million on its Mongolian properties.

Erdenet Region

The Erdenet area is an extension to the east of the host rocks of the Erdenet Mine, a major copper mine and the largest mining operation in Mongolia, which is owned 51% by the Mongolian government and 49% by the Russian government. Fortress' Erdenet licensed area totals approximately 448,071 hectares and Fortress is focusing on the following three project areas:

Teltiin Gol The Teltiin Gol Project is located in Selenge Aimag approximately 250 km north-northwest of the capital, Ulaanbaatar. The Teltiin Gol Project totals 35,420 hectares. Based on the work completed to date, the Teltiin Gol Project is believed to have potential for a structurally controlled, copper and/or gold deposit. A 1,072 meter Phase One drilling program was completed earlier in 2005. Based on the results of this program, Fortress completed an additional drill program of approximately 1,000 meters during the third quarter. Geochemical results are pending.

Oyuut Uul (Tomortolgoi) Occurring within the Selenge Belt, which hosts the Erdenet and Boroo mines, Oyuut Uul is located in one of the more accessible of the prospective areas of Mongolia. The recognized hydrothermal/geochemical system is covered by three licenses, which are part of the Tomortolgoi group of licenses, within the Erdenet block. The Oyuut Uul project area encompasses about 120,700 hectares. Work in 2004 consisted of geochemical sampling, ground magnetic and IP surveying, and geological mapping. The 2005 field program consisted of further geochemical sampling, field reconnaissance and 1,000 meters of reverse circulation and core drilling. Based on results of the first phase drill program, an additional 1,000 meter drill program is planned for early 2006.

Tsagaan Gozgor Fortress holds about 115,300 hectares in an area northwest of Ulaanbaatar. The 2005 field program included geologic mapping and field reconnaissance, stream sediment, rock chip and soil sampling.

Huvsgul

Huvsgul licenses are located in the Huvsgul Aimag, North Mongolia, 650 km northwest of Ulaanbaatar. Fortress holds licenses throughout the Huvsgul region covering 3,201,658 hectares. The 2005 field program included stream sediment sampling and field reconnaissance. Geochemical results for the majority of the reconnaissance programs have been received and results are encouraging. Numerous anomalies have been identified for follow-up programs in 2006.

Burleg River The Burleg River district covers about 258,830 hectares. Previous work by the Mongolian government had included 1:50,000 scale geologic mapping and regional geochemistry resulting in the discovery of numerous gold in stream anomalies throughout the prospect and the region. In 2003, the Company's geologists discovered a 210 km(2) region with pan-concentrate values averaging
1.34 ppm Au. The 2004 field program included mapping and geochemical sampling throughout the stream gold anomaly. This included the collection of 200 rock chip, 400 soil, and 50 stream sediment samples. Soil surveys identified a 2 km X 300 m soil gold anomaly averaging 0.49 gpt Au, in soils and a larger, less well-contained soils anomaly. The 2005 field program consisted of excavation of mechanized trenches to define drill targets.

Shiveen Gol

The property consisted of five licenses that were held under option. These licenses covered about 12,267 hectares in western Mongolia. Fortress decided not to pursue its option on the Shiveen Gol property and consequently, all costs related to the property were written off during the three month period ended March 31, 2005.

Tsagaan Tolgoi

Fortress held licenses in the Tsagaan Tolgoi area, totaling 312,408 hectares, which were relinquished in 2005.

Satyr Kudag (Gants Modot)

Fortress holds licenses covering 15,147 hectares in the Satyr Kudag area, which is located in southwestern Mongolia. A rock sampling and mapping program was undertaken in 2004. The 2005 field program included an IP survey, ground magnetics, stream sediment and rock chip and soil sampling. Phase 1 drilling is planned for early 2006.

Other Mongolian Properties

Fortress decided not to pursue further exploration work on the Davaa, Burkheer Khar and Ulziit properties which resulted in a write off in the third quarter of 2005. Total expenditures on these properties totaled Cdn $312,000.

Svetloye Project

On April 27, 2005, Fortress agreed to terms with PDEC to acquire up to an 80% interest in Svetloye Gold Corporation ("SGC"). SGC holds a 100% indirect interest in an exploration license over the Svetloye gold project in the Khabarovsk Region of eastern Russia. In consideration, Fortress paid PDEC $500,000 for a 51% interest in SGC, and the remaining 29% interest will be granted by PDEC upon the earlier to occur of (a) completion of 20,000 meters of drilling and 120,000 cubic meters of trenching, or (b) conversion of the exploration license to a mining license. In addition to the initial purchase of 51% of SGC, the agreement also includes the following terms:

            - payment to PDEC of US$2,500,000 in cash and/or Fortress shares, upon completion of a pre-feasibility study, provided that the cash portion will not be less than USD$1,500,000;

            - payment to PDEC of US$1.00 per proven and probable ounce of gold defined at positive feasibility multiplied by PDEC's interest in the Svetloye Project; and,

            - payment to PDEC of a further $1.50 per ounce of gold produced multiplied by PDEC's interest, if proven and probable reserves are 5,000,000 ounces of gold or greater.

In the nine months ended September 30, 2005, Fortress had spent Cdn $1.9 million on the Svetloye project, which includes the initial $500,000 payment to PDEC.

Fortress has completed magnetic and IP surveys as well as a 900 meter trenching program on the Svetloye gold project. The results from the first 142 trench samples received to date indicated extensive high grade gold concentrations at surface and have identified a new high grade zone. In the new high grade extension, Trench 13 intercepted 14 meters (entire length of the trench assayed to date) grading 3.84 gpt Au.

Other highlights included Trench 5 East which returned 50.7 meters running 3.4 gpt Au, including 12 meters at 11.9 gpt Au and Trench 4 where samples graded
14.5 gpt Au over 23.2 meters, including a 15.3 meter intercept @ 20.0 gpt Au. These two trenches are eastern extensions off of earlier trenches dug in 2004 by PDEC and have now resulted in combined zones of 105.6 meters grading 5.5 gpt Au and 162 meters grading 6.63 gpt Au, respectively.

A 10,000 meter drill program is scheduled to begin in January, 2006. An RD-750 combination drill capable of both diamond and reverse circulation drilling, requisite fuel, and all the necessary equipment to complete the drill program is currently in Okhotsk. A 270 kilometer winter road will be reopened for mobilization of the drill equipment and supplies from Okhotsk to the site. To support the efforts on the Svetloye Project, Fortress has opened an office in Khabarovsk, Russia.

                                   PERMITTING

The permitting status of the various mines is set out below.

SUNDAY MINE COMPLEX

The Sunday Mine Complex is fully permitted for its mining activities. Recent changes in the laws of Colorado could give rise to additional future permitting requirements.

In recent years, the State of Colorado passed a law that provides that the Colorado Division of Minerals and Geology ("DMG") can determine that a mine is a Designated Mining Operation (a "DMO") if it is a mining operation at which "toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid- or toxic-forming materials will be exposed or disturbed as a result of mining operations." If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an "EPP"). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic- or acid-forming material or acid mine drainage associated with the operations. The EPP must be submitted to the DMG for review, and after a public hearing, a decision must be made by DMG.

In 1995, DMG notified Energy Fuels that it believed the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. As of December 19, 2005, the Company has not been notified of any additional permitting requirements relating to its mining activities at the Sunday Mine Complex.

OTHER COLORADO PLATEAU MINES

The Rim, Van 4 and certain other Colorado Plateau mines are also permitted for mining.

HENRY MOUNTAINS COMPLEX

The Tony M mine permit was allowed to lapse by the previous operator. The Company has filed for an exploration permit which will enable the Company to regain access and inspect the Tony M underground workings. The Company has also begun the permitting process for a mine permit for the Henry Mountains Complex, which comprises both the Tony M mine and the Bullfrog property.

ARIZONA STRIP MINES

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service ("USFS") and is approximately 18 miles south of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the preparation of an EIS by the USFS. The USFS for the State of Arizona approved the plan set forth by Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The USFS for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the USFS not to implement underground development during the EIS process. Energy Fuels did not resume underground development at the mine site after the appeals were decided due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. If the Company desires to resume the permitting effort in the future, an application for an Aquifer Protection Permit will be required.

As with the Canyon Mine, the Pinenut and Kanab North mines require that Aquifer Protection Permits be obtained. In the event that mining is resumed, sufficient lead time will need to be allowed to secure the necessary Aquifer Protection Permits for these mines. The Arizona 1 Mine currently has an Aquifer Protection Permit and is fully permitted for mining.

                                   RECLAMATION

The Company is responsible for the environmental and reclamation obligations relating to all of its existing exploration sites, mines and assets, as well as for all reclamation and environmental obligations that are identified in current permits and which are associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels.

The total amount of the estimated reclamation liability is approximately $12.9 million with restricted cash and marketable securities of approximately $12.9 million securing the liability, as of September 30, 2005. All of the Company's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of the permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells, which is estimated at approximately $10.9 million. The Company has posted a reclamation bond to the State of Utah for that amount.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company for the fiscal years ending September 30, 2005, 2004, and 2003, should be read in conjunction with the consolidated financial statements of the Company and accompanying notes. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Note 17 of the consolidated financial statements provides a discussion of the differences between Canadian and United States accounting principles and practices affecting the Company. All references in this Item 5 to years such as "2005," "2004" or "2003" relate to the fiscal years ended September 30 of those years.

SELECTED ANNUAL FINANCIAL INFORMATION

($000, except per share amounts)               2005           2004            2003
--------------------------------              ------         ------          -----
Revenues                                         130          2,424          12,550
Net (loss) income for the year                (2,372)        (2,187)          5,533
Basic (loss) income per share                  (0.03)         (0.03)           0.08
Total assets                                  45,202         39,388          25,616
Total long-term liabilities                   14,514         17,960          14,630

RESULTS OF OPERATIONS

FISCAL 2005 VERSUS FISCAL 2004

The Company recorded a net loss of $2,372,188 ($0.03 per share) for 2005 compared with a net loss of $2,186,679 ($0.03 per share) for 2004, an increase of $185,509.

Revenues totaled $130,816 for 2005 compared with $2,424,456 for 2004, a decrease of $2,293,640. Revenues were higher in 2004 as a result of $1,582,628 in vanadium sales and higher process milling and engineering service revenues. Expenses totaled $9,047,092 for 2005 compared with $6,675,137 for 2004, an increase of $2,371,955 due primarily to increases in process milling expenditures, stock-based compensation and write-down of mineral property, offset by a decrease in mill stand-by expenditures. Other income and expenses totaled a net $6,570,889 for 2005 compared with $1,478,869 for 2004, an increase of $5,092,020 due primarily to increases in gain on sale of short-term investments, gain on foreign exchange and the recognition of dilution gain and minority interest as a result of the Fortress consolidation, offset by the initial recognition of the equity in loss of Fortress during 2005.

REVENUES

Revenues were $130,816 for 2005 compared with $2,424,456 for 2004, a decrease of $2,293,640 or 95%. For 2005, revenues consisted of process milling fees of $50,479 (2004: $420,646) generated under the Company's alternate feed processing agreements and engineering service fees of $80,337 (2004: $421,182). Engineering service fees relate to services provided by the Company, on a cost plus basis, to a related company reclaiming a mine site in the U.S. For 2004, revenues also included $1,582,628 from the sale of vanadium black flake from inventory. The Company continues to hold approximately 65,000 pounds of vanadium in inventory, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

During 2005, the Company received deliveries of alternate feed material from two sites. The Company receives a recycling fee for this type of alternate feed material once it is delivered to the Mill. A portion of the fees for the materials, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition, the Company resumed receipt of alternate feed materials from a commercial metals producer in May 2005. The Company receives a fee on receipt of these materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

During 2005, the Company received 1,355 tons (2004: 8,849 tons) of alternate feed material and anticipates that receipt of alternate feed materials will be at reduced levels until the second quarter of 2006 when a new alternate feed generator is expected to begin shipments to the Mill. At September 30, 2005, approximately 45,900 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. The Mill had been on stand-by since May 2003. During 2005, the Mill commenced processing of 4,170 tons of this material with the uranium to be produced in the first quarter of 2006. As of September 30, 2005, there were approximately 4,300 tons of these high-grade materials at the Mill to be processed, containing approximately 474,000 lbs of uranium. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. In view of the continued rise in uranium prices expected by the Company, it currently does not have commercial forward sales commitments for the projected uranium production and will determine the most appropriate timing for its uranium sales.

PROCESS MILLING AND MILL STAND-BY EXPENDITURES

The Mill began processing high-grade alternate feed material on March 21, 2005. Prior to this and for all of 2004, the Mill was on stand-by.

Process milling expenditures were $1,438,844 for 2005 compared with $139,793 for 2004, an increase of $1,299,051 as a result of the Mill startup and operation. In addition to the process milling expenditures, in-process costs of $1,695,096 were incurred processing the alternate feed material, which have been included as part of inventory.

Mill stand-by expenditures were $1,037,995 for 2005 compared with $2,330,554 for 2004, a decrease of $1,292,559 as a result of the Mill startup. There were approximately six months of stand-by at the Mill for 2005 compared with a full twelve months for 2004.

Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the Mill or to maintain the Mill on stand-by. In general, a sufficient stockpile of alternate feed material or other ores is required to justify an efficient mill run.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses were $4,537,574 for 2005 compared with $3,443,013 for 2004, an increase of $1,094,561. This increase was primarily the result of an increase in stock-based compensation expense of $723,702 and the inclusion of $750,481 of selling, general and administrative expenses of Fortress on a consolidated basis, offset by a decrease in engineering services costs of $377,880 provided by the Company. Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

STOCK-BASED COMPENSATION

Stock-based compensation expense was $1,179,901 for 2005 compared with $224,718 for 2004, of which $948,420 (2004: $224,718) is included in selling, general and administrative expense and $231,481 (2004: Nil) is included in capitalized mineral property expenditures. The increase of $955,183 was primarily the result of a change in the weighted-average fair value per share under options granted to $1.66 per share for 2005 from $0.48 per share for 2004. Further, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. Had the Company adopted these standards for 2004, the stock-based compensation expense would have increased from $224,718 to $998,373. Refer to Change in Accounting Policy for further details.

WRITE-DOWN OF MINERAL PROPERTY

Write-down of mineral property was $1,869,790 for 2005 compared with Nil for 2004, an increase of $1,869,790. This write-down of mineral property expenditures at March 31, 2005 relates to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia. At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties were excluded from mineral properties reported on the Company's consolidated balance sheet.

OTHER INCOME AND EXPENSES

Other income and expenses totaled a net $6,570,889 for 2005 compared with $1,478,869 for 2004, an increase of $5,092,020.

Net interest and other income were $699,549 for 2005 compared with $533,158 for 2004. Gain on sale of short-term investments was $2,938,678 for 2005 compared to a loss of $38,046 for 2004, an increase of $2,976,724. Gain on foreign exchange was $559,600 for 2005 compared with $242,059 for 2004, an increase of $317,541 due to the strengthening of the Canadian dollar.

Dilution gain was $2,098,322 for 2005 compared with $548,549 for 2004, an increase of $1,549,773, while minority interest recovery was $916,687 for 2005 compared with $134,219 for 2004, an increase of $782,468. Dilution gain represents the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest's proportionate share of Fortress' loss for the period since acquisition. As an offset to these increases, equity in loss in Fortress was $678,953 for 2005 compared to Nil for 2004 reflecting the application of the equity method to account for the Company's investment in Fortress.

MINERAL PROPERTIES

General

Capitalized mineral property expenditures were $13,412,885 at September 30, 2005 compared with $6,171,263 at September 30, 2004, an increase of $7,241,622 during 2005, net of a $3,809,009 reduction in expenditures on the Mongolian precious/base metal properties held by Fortress. A total of $11,050,631 in mineral property expenditures were incurred on the Company's uranium properties, of which $7,007,861 was incurred in Canada, $2,462,072 was incurred in the United States and $1,580,698 incurred in Mongolia. During 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties, with an opening balance of $3,809,009 at September 30, 2004, were excluded from mineral properties reported on the Company's consolidated balance sheet at September 30, 2005. Further, Fortress decided not to pursue its option on one of its Mongolian precious/base metal properties resulting in a mineral property write-down of $1,869,790 during 2005. Refer to Investment in Fortress Minerals Corp. for further details.

Uranium Exploration

During 2004, the Company acquired interests in and staked a number of uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. The Company continues to increase its land position in the Athabasca Basin region through acquisitions and land staking.

Mineral property expenditures to September 30, 2005 were incurred primarily on the Moore Lake Property, where the Company is undertaking an extensive drilling program augmented by geophysical and geological field programs. During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property from JNR, subject to a 2.5% net smelter return royalty. Pursuant to the exercise terms under the option agreement, the Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). The Company and JNR are formalizing the terms of a 75/25 joint venture agreement.

Capitalized mineral property expenditures on the Moore Lake Property were $6,719,079 at September 30, 2005 compared with $1,779,392 at September 30, 2004, an increase of $4,939,687 during 2005. The remainder of the Canadian-based capitalized mineral property expenditures relates to other projects in the Athabasca Basin region, for a total of $2,597,960 at September 30, 2005 compared with $529,786 at September 30, 2004, an increase of $2,068,174 during 2005 as a result of land staking costs, recording fees and geological field programs.

The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. During 2004, with continued upward pressure on uranium prices, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance.

Capitalized mineral property expenditures on the Gurvan Saihan Joint Venture were $983,904 at September 30, 2005 compared with $35,198 at September 30, 2004, an increase of $948,706 as a result of acquisition and maintenance of licenses, drilling, auto gamma surveys and field reconnaissance programs.

The Company also conducts uranium exploration, 100% for the Company's account, through a Mongolian subsidiary. Capitalized mineral property expenditures under this entity were $238,596 at September 30, 2005 compared with $17,878 at September 30, 2004, an increase of $220,718 due to acquisition and maintenance of licenses and field reconnaissance programs.

During 2005, the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's Mongolian uranium properties in consideration for expenditures of Cdn $6 million over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn $1.00 per share. Capitalized mineral property expenditures under this entity were $411,274 at September 30, 2005 compared with Nil at September 30, 2004, an increase of $411,274 as a result of acquisition and maintenance of licenses, auto gamma surveys and field reconnaissance programs.

Uranium Development

During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash bonus payment of $1 million and annual advance minimum royalty and rental payments of $60,013. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued at a value of $906,722. The remainder of the shares will be issued subject to confirmation of certain title matters.

The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex". During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.

Capitalized mineral property expenditures were $2,462,072 at September 30, 2005 compared with Nil at September 30, 2004, primarily as a result of the acquisition and advanced royalty and rental payments.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred by the Company was $3,088,201. No gain or loss was recognized on the transaction.

On September 1, 2004, Fortress completed a private placement of 4,987,500 units at a price of Cdn $0.40 per unit of which the Company purchased 732,500 units at a total cost of $220,069 (Cdn $293,000). Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the Company to purchase an additional common share at a price of Cdn $0.50 until September 1, 2005 and thereafter at a price of Cdn $0.60 until expiry on September 1, 2006. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement.

At September 30, 2004, the Company had an ownership interest in Fortress of 58.24% and was deemed to have control. Accordingly, the Company's consolidated balance sheet and results of operations for 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

On April 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company applied the equity method to account for its investment in Fortress.

During the nine months ended June 30, 2005, 13,516,200 common shares of Fortress were issued pursuant to private placements and exercise of warrants and stock options providing $6,053,649 in net cash proceeds to Fortress. While the Company's ownership interest in Fortress was diluted from 58.24% at September 30, 2004 to 49.26% at April 30, 2005, its proportionate share of the net assets of Fortress increased by $1,932,252, which has been shown as a dilution gain.

At September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.39% of the issued and outstanding common shares of Fortress, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

                                                  2005              2005             2005            2005               2005
                                                   Q1                Q2               Q3              Q4                Year
                                               -----------        ----------     -----------    -----------        -----------
Total revenues                                 $     3,629        $      341     $    46,509    $    80,337        $   130,816
Net income (loss)                                 (708,625)          292,394         449,193     (2,405,150)        (2,372,188)
Basic and diluted earnings (loss) per share          (0.01)             0.00            0.01          (0.03)             (0.03)
                                               -----------        ----------     -----------    -----------        -----------

                                                   2004              2004            2004           2004              2004
                                                    Q1                Q2            Q3 (1)           Q4               Year
                                               -----------        ----------     -----------    -----------        -----------
Total revenues                                 $   390,624        $1,644,638     $         -    $   389,194        $ 2,424,456
Net income (loss)                               (1,165,555)         (455,458)     (1,197,908)       632,242         (2,186,679)
Basic and diluted earnings (loss) per share          (0.02)            (0.01)          (0.02)          0.01              (0.03)
                                               -----------        ----------     -----------    -----------        -----------

(1) In preparing the 2004 consolidated financial statements, the Company determined that the transfer of mineral properties to Fortress should be accounted for at book value. In the interim consolidated financial statements for the 2004 third quarter report, the Company had incorrectly recorded a loss of $478,839 as a result of this transaction. The summary table above reflects the corrected net loss for the 2004 third quarter.

Variations in the results of operations between the quarters for 2005 are primarily the result of changes in expense and other income/expense items. Results for 2005 Q1 include gain on foreign exchange of $542,543. Results for 2005 Q2 include stock-based compensation of $277,831 and write-down of mineral property of $1,869,790, offset by gain on sale of short-term investments of $2,893,377 and minority interest of $793,372. Results for 2005 Q3 include stock-based compensation of $657,259 and equity in loss in Fortress of $122,087, offset by dilution gain of $1,860,784. Results for 2005 Q4 include process milling expenditures of $1,431,516 and equity in loss in Fortress of $556,866.

Variations in the results of operations between the quarters for 2004 are due to a number of factors. Results for 2004 Q1 include stock-based compensation of $220,037, offset by gain on foreign exchange of $141,099. Results for 2004 Q2 include vanadium cost of sales of $696,905 and loss on foreign exchange of $112,734. Results for 2004 Q3 include loss on foreign exchange of $122,831. Results for 2004 Q4 include dilution gain of $548,549 and minority interest of $94,327.

RESULTS OF OPERATIONS

FISCAL 2004 VERSUS FISCAL 2003

IUC recorded a net loss of $2,186,679 ($0.03 per share) for the year ended September 30, 2004, compared with net income of $5,533,152 ($0.08 per share) for 2003, reflecting primarily the fact that the Mill was operating in 2003 but had been on standby throughout 2004. Results for 2004 included, a gain on change of percentage interest in Fortress of $548,549, representing the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of equity by Fortress during the period, and minority interest of $134,219, representing the minority interest's proportionate share of Fortress' loss for the period since acquisition. In addition, the Company recorded a gain of $585,133 for the recovery of future income taxes, which relates to 2.0 million flow-through shares the Company issued on November 30, 2003 and a foreign exchange gain of $242,059. For 2003, results included mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset."

REVENUES

Revenues for 2004 of $2,424,456 consisted of revenues from vanadium sales, process milling fees generated under the Company's alternate feed processing agreements, and fees from engineering services. Revenues for 2004 decreased $10,125,562 or 81% as compared to $12,550,018 in 2003. The decrease was due to the fact that the Mill was on stand-by during 2004.

During the second quarter of 2004 the Company sold its inventory of vanadium black flake, which was produced during the 1999 conventional ore mill run, leaving an ending inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. The Company is evaluating opportunities to sell this inventory.

Revenue from engineering services of $421,182 during 2004 is for services the Company provided, on a cost plus basis to a related company, which was reclaiming a mine site in the U.S.

COST OF PRODUCTS AND SERVICES SOLD

During 2004, cost of goods sold of $706,274 was recognized as a result of the sale of the Company's vanadium black flake inventory.

Process milling expenditures during 2004 of $139,793 represent expenditures incurred receiving alternate feed materials. The expenditures decreased by $4,531,406 or 97% as compared to process milling expenditures of $4,671,199 during 2003. The decrease is due to the fact that the Mill was on stand-by during 2004. During 2004, the Company received 3,440 tons of alternate feed material from the Linde site and an additional 5,409 tons of material from another commercial metals producer. As of September 30, 2004, approximately 44,600 tons of material remained in stockpile waiting to be processed during the current mill run.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,330,554 for 2004 as compared to $738,730 for 2003. The increase of $1,591,824 was primarily due to twelve months of stand-by in 2004 versus approximately four months in 2003. At September 30, 2004 sixteen management and maintenance personnel remained at the Mill. During the then most recent mill run, which was completed in 2003, the Mill maintained an average of 64 employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for 2004 were $3,443,013 as compared to $2,787,672 for 2003. This change, an increase of $787,672 was the result of decreases in Urizon and other alternate feed expenditures of $893,467, offset by increases of $1,454,798 in other selling, general and administrative ("SGA") expenditures. These increases are attributable to the engineering services that the Company provided, increased audit/accounting fees, legal fees associated with the acquisition of the Canadian uranium exploration properties, increased investor relation expenditures and the Company's consolidation of Fortress' SGA. For 2004, Fortress' SGA was $302,709.

EXPLORATION

Uranium Exploration

In the first quarter of 2004, the Company acquired interests in uranium exploration properties in the Athabasca

Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for 2004 were $2,326,265. Canadian exploration expenditures had primarily been on the Moore Lake project where the Company had an extensive drilling program augmented by geophysical and geological field programs. Expenditures on the Moore Lake Project in 2004 were $1,779,392. The remaining expenditures were for geological field programs and airborne geophysical surveys on a number of other projects in the Athabasca region.

Exploration licenses were acquired by the Gurvan Saihan Joint Venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolian business entity, IUM, in 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. Total gross program expenditures for the Joint Venture and for the Company's own account, including capitalized exploration expenditures, for 2004 of $213,548 increased by $8,269 as compared to $205,279 spent in 2003.

Precious and Base Metals Exploration

During the second quarter of 2002, the Company initiated a precious and base metals exploration program in Mongolia. This program was funded 100% by the Company until the second quarter of 2004. During the second quarter, the Company entered into a Purchase Agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in Fortress.

Fortress continued the active exploration program in 2004, including additional drilling on the Shiveen Gol project in western Mongolia. A number of additional projects were explored in detail in 2004 and are ready for initial drilling in 2005. Total gross program expenditures, including capitalized exploration expenditures, for 2004 of $2,032,027 increased by $671,887 as compared to $1,360,140 in 2003. Increased program expenditures in 2004 were attributable to implementation of detailed geophysical and geochemical programs on the Teltiin Gol prospect in the Erdenet area and a large regional gold geochemical survey in the Huvsgol region. Based on the work in the Huvsgol region, approximately 40 new exploration licenses were obtained, which also contributed to the increase in program expenditures.

MINORITY INTEREST

The minority interest share of Fortress' post acquisition loss for 2004 was $134,219. On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interest's share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss has been recognized on the transaction. On September 1, 2004 Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share. The Company purchased 732,500 of the common shares, which resulted in the Company owning a 58.24% interest in Fortress as of September 30, 2004. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549.

OTHER INCOME AND EXPENSES

Other income and expenses (excluding gain on dilution and minority interest) for 2004 totaled a net $796,101 as compared to $1,375,738 for 2003. The decrease of $579,637 was primarily the result of a decrease in gains of $617,972 on the sale of short-term investments and a decrease in income from the sale of land and equipment of $151,673. These decreases were offset by an increase in foreign exchange gains of $230,233.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $6,111,119 at September 30, 2005 compared with $12,044,955 at September 30, 2004, a decrease of $5,933,836 during 2005. This decrease was due primarily to mineral property expenditures of $9,264,765, the purchase of portfolio investments of $1,259,378 and net cash used in operating activities of $4,414,006. These uses of cash are offset by net proceeds of $5,992,681 received from the issuance of common shares through private placements and exercise of stock options and net proceeds of $4,028,638 received from the sale of short-term investments.

Working capital was $4,244,274 at September 30, 2005 compared with $15,467,462 at September 30, 2004, a decrease of $11,223,188 during 2005. This decrease was due primarily to the $5,933,836 decrease in cash and cash equivalents discussed above and to a $3,772,647 reclassification of deferred revenue previously reported as a long-term liability to a current liability item. Deferred revenue arises from a stockpile of approximately 45,900 tons of alternate feed material expected to be processed during 2006.

Net cash used in operating activities was $4,414,006 during 2005 compared with $884,097 during 2004, an increase of $3,529,909. Net funds used in operating activities are comprised of net loss for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2005 include an increase of $2,134,254 (2004: $571,977 decrease) in inventories and a decrease of $999,801 (2004: $742,190 increase) in trade and other receivables. The increase in inventories during 2005 consists of process milling costs of $1,695,906 and purchase of chemical reagents of $439,158, all relating to the alternate feed material processing. The decrease in trade and other receivables during 2005 is primarily the result of the collection of all accounts receivables relating to alternate feed materials.

Net cash used in investment activities was $7,497,032 during 2005 compared with $4,859,839 during 2004, an increase of $2,637,193. This increase was due primarily to mineral property expenditures of $9,264,765 (2004: $4,186,908) and the purchase of portfolio investments of $1,259,378 (2004: $892,221), offset by net proceeds of $4,028,638 (2004: Nil) received from the sale of short-term investments. During 2005, restricted investments increased by $458,350 (2004:
$380,119) as a result of interest income.

Net cash provided by financing activities was $5,977,202 during 2005 compared with $14,149,812 during 2004, a decrease of $8,172,610. This decrease was due primarily to private placement financings of $5,574,316 (2004: $12,408,969) and private placement of Fortress common shares of Nil (2004: $1,209,204).

In total, these sources and uses of cash resulted in a net cash outflow of $5,933,836 during 2005 compared with a net cash inflow of $8,405,876.

Subsequent to September 30, 2005, the Company completed two significant equity financings for total gross proceeds of Cdn $51,587,500 ($43,702,776). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128) which funds are restricted to eligible Canadian exploration expenditures.

The Company's existing cash and cash equivalents balance and, to a lesser degree, its expected cash flow from its 2006 operations are sufficient to satisfy its anticipated working capital requirements, capital expenditure requirements and commitments under the Urizon Joint Venture for the next twelve months. Additional funding through issuance of common shares may be required to fund corporate opportunities.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During 2005, the Company incurred legal fees of $77,302 (2004: $169,026; 2003:
$45,847) with a law firm of which a partner is a director of the Company.

During 2005, the Company incurred management and administrative service fees of $168,799 (2004: $136,335; 2003: $90,000) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At September 30, 2005, an amount of $70,238 (September 30, 2004: Nil) was due to this company.

During 2005, the Company provided mine reclamation management and engineering support services of $80,337 (2004: $421,182; 2003: $135,017) on a cost plus basis to a company with common directors. At September 30, 2005, an amount of $80,337 (September 30, 2004: $64,801) was due from this company.

During 2005, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $20,921 for such services. The executive services are billed on an hourly basis plus out-of-pocket expenses while the administrative services are at the rate of Cdn $6,400 per month. At September 30, 2005, an amount of $28,696 was due from Fortress relating to this agreement.

OUTSTANDING SHARE DATA

At September 30, 2005, there were 81,569,066 common shares issued and outstanding and stock options outstanding to purchase a total of 1,863,000 common shares, for a total of 83,432,066 common shares on a fully-diluted basis. At December 19, 2005, there were 88,419,066 common shares issued and outstanding and stock options outstanding to purchase a total of 1,943,000 common shares, for a total of 90,362,066 common shares on a fully-diluted basis.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are summarized in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management's best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties inherent within them include the determination of impairment of long-lived assets, assets retirement obligations and stock-based compensation.

Impairment of Long-Lived Assets

Effective October 1, 2003, the Company prospectively adopted CICA Handbook
Section 3063: "Impairment of Long-Lived Assets" ("Section 3063") which established standards for the recognition, measurement and disclosure of impairment of long-lived assets. Long-lived assets are impaired whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable in which case an impairment loss is recognized and charged to operations. No impairment under Section 3063 was recognized for 2005 and 2004.

The Company's long-lived assets consist of plant and equipment, mineral properties and intangible asset. These assets are recorded at cost and, as to plant and equipment and intangible asset, depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Expenditures relating to mineral properties are capitalized at cost, less recoveries in the pre-production stage, until such time these properties are put into commercial production, sold or abandoned. Upon commencement of production, capitalized mineral property expenditures will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method.

At the end of each accounting period, the Company reviews the carrying value its long-lived assets based on a number of factors. For capitalized mineral property expenditures, these factors include analysis of exploration results, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to the results of operations.

Asset Retirement Obligations

Effective October 1, 2002, the Company retroactively adopted CICA Handbook
Section 3110: "Asset Retirement Obligations" ("Section 3110") which established standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. Asset retirement obligations refer to the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be determined. These costs are amortized to operations over the life of the asset. The implementation of Section 3110 did not have a material effect on the Company's 2005, 2004 and 2003 consolidated financial statements.

The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with and reviewed periodically by state and federal regulatory requirements. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Since September 30, 2004, the Mill's reclamation estimate and bonding requirement increased from $10,618,895 to $10,950,180. There have been no changes to the reclamation cost estimate of $1,984,700 for the Company's mining properties, however the mine bonding requirements increased by $482,502 to $1,499,260 during 2005. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be significantly different from those estimated.

The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations.

Stock-Based Compensation

Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870") which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the calculation of certain variables, including the volatility of the Company's stock price, requiring various estimates and assumptions be made by management. Actual results may be significantly different from those calculated using this model.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2004, the Company adopted the amended standards of the Canadian Institute of Chartered Accountants Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

The Company has adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

      a) CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact;

      b) CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact; and,

      c) CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At September 30, 2005, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

CONTRACTUAL OBLIGATIONS

At September 30, 2005, the Company has a reclamation obligation of $12,934,880, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation.

In addition, the Company's contractual obligations at September 30, 2005 are as follows:

                                                 Less Than                                        After
                                   Total          One Year      1-3 Years       4-5 Years        5 Years
                                 --------        ---------      ---------       ---------        -------
Operating lease obligations      $410,575        $ 102,890      $ 275,450       $  32,235        $     -
                                 ========        =========      =========       =========        =======

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at September 30, 2005 are $12,934,880, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For 2005 and 2004, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,881,972 and $12,487,066, respectively. The increase of $394,906 was due to interest income from these investments.

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

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shut down all of its uranium and uranium/vanadium mines and its Mongolian Gurvan Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of December 12, 2005, the uranium spot price had increased to $35.25 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of uranium prices over the next 3 to 5 years. As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in 2004 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. Vanadium prices have also increased throughout the past 24 months and are currently trading in the range of $11.00 to $13.00 per pound V2O5, off from their peak of $25.00 to $30.00 per pound reached earlier in 2005. Historical vanadium prices range from $1.20 to $6.00 per pound V2O5. As a result of the increases in both uranium and vanadium prices, the Company is currently evaluating re-commencing mining activities in the U.S. and has begun processing a uranium high-grade alternate feed material at the Mill. In addition, the Company continues to evaluate opportunities to expand its existing asset portfolio.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell 4A, at an estimated cost of $1.5 - $3.0 million. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2006

The Mill is expected to produce approximately 500,000 pounds of U(3)O(8) from the processing of a high-grade alternate feed material. The current mill run began in March 2005 and is anticipated to last through the end of 2006. The Company does not have any fixed contracts for this material and will evaluate commercial opportunities for sale of the material throughout the year.

The Company continues to evaluate the restart of its U.S. mining operations. Increases in projected operating costs have delayed the restart. However, if uranium prices continue to improve as expected, the Company anticipates re-opening its U.S. mining operations in 2006.

The Company's exploration programs will continue to expand through 2006, both in Canada and Mongolia. Winter drilling programs will be undertaken on three projects: Key Lake South, Crawford Lake and Moore Lake. The Company is also interpreting the results of over 17,000 line km of airborne geophysics that were flown in the first quarter of 2006 which will be followed up with summer field geophysical programs and potentially additional drill programs. With the success of the 2005 drilling program at Moore Lake, the Company and its joint venture partner, JNR, will begin environmental baseline monitoring in 2006 in preparation of future project development activities.

In Mongolia, the Company will maintain its exploration program at the same level on its Joint Venture properties but will be ramping up exploration on its 100% owned and Erdene optioned properties. Given the improvement in uranium prices, and with prices projected to increase further into at least early 2006, the Company will begin re-evaluation at the Gurvan Saihan Joint Venture's Hairhan uranium deposit.

At the present time the Company is well financed for its planned 2006 programs and will continue to aggressively evaluate acquisition and growth opportunities.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and detailed under "Item 3D. Risk Factors."

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and mining activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The names, municipalities of residence, positions with the Company, and principal occupations of the directors and executive officers of the Company as of December 19, 2005, are as follows:

NAME AND MUNICIPALITY                                   PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE COMPANY AND, IF
    OF RESIDENCE             SECURITY HOLDING (1)                        APPLICABLE, TERM AS DIRECTOR(2)
---------------------        --------------------     -----------------------------------------------------------------------
JOHN H. CRAIG                       50,000            -   Lawyer, partner of Cassels Brock & Blackwell LLP; Director of a
Toronto, ON                                               number of publicly-traded companies including: Lundin Mining
                                                          Corporation, Tanganyika Oil Company Ltd., Canadian Gold Hunter
                                                          Corp. and Tenke Mining Corp.

                                                      -   Director since May 9, 1997

BRIAN D. EDGAR                                        -   Director of Rand Edgar Investment Corporation, an investment
Vancouver, BC                                             company located in Vancouver, BC since 1991; President and CEO,
                                                          Dome Ventures Corporation; Director of a number of publicly-traded companies including: Pender Financial Group Corporation, Red Back
                                                          Mining Inc., Valkyries Petroleum Corp., Lundin Mining Corporation
                                                          and White Knight Resources Ltd.

                                                      -   Director since March 22, 2005

DAVID C. FRYDENLUND                397,000            -   Vice President, General Counsel, and Corporate Secretary of the
Denver, CO                                                Company. During the period April 6, 2000 to June 30, 2005, Mr.
                                                          Frydenlund also served as CFO/Treasurer of the Company.

                                                      -   Director since May 9, 1997

RON F. HOCHSTEIN                   545,300            -   President and Chief Executive Officer of the Company since April 6,
Vancouver, BC                                             2000; from January 31, 2000 to April 6, 2000, Vice President and
                                                          Chief Operating Officer of the Company. President, Chief Executive
                                                          Officer and Director of Fortress Minerals Corp. since June 10,
                                                          2005. Director of a number of publicly-traded companies, including
                                                          Atacama Minerals Corp., JNR Resources Inc. and Santoy Resources
                                                          Ltd.

                                                      -   Director since April 6, 2000

MARK A. KATSUMATA                        -            -   Vice President and Chief Financial Officer of the Company since
Vancouver, BC                                             July 1, 2005. Chief Financial Officer of Fortress Minerals Corp.
                                                          since July 27, 2005.

LUKAS H. LUNDIN                    121,000            -   Chairman of the Board of the Company; Director and/or officer of a
Vancouver, BC                                             number of publicly-traded natural resource companies, including:
                                                          Lundin Petroleum AB, Atacama Minerals Corp., Valkyries Petroleum
                                                          Corp., Canadian Gold Hunter Corp., Tenke Mining Corp., Tanganyika
                                                          Oil Company Ltd. and Lundin Mining Corporation

                                                      -   Director since May 9, 1997

WILLIAM A. RAND                     10,000            -   Director of Rand Edgar Investment Corporation, an investment
Vancouver, BC                                             company located in Vancouver, BC since 1991; Chairman and Director,
                                                          Dome Ventures Corporation; Director of a number of publicly-traded companies, including: Lundin Petroleum AB, Valkyries Petroleum
                                                          Corp., Canadian Gold Hunter Corp., Tenke Mining Corp., Tanganyika
                                                          Oil Company Ltd. and Lundin Mining Corporation

                                                      -   Director since May 9, 1997

EIRA M. THOMAS                                        -   Geologist; President and CEO, Stornoway Diamond Corporation;
Vancouver, BC                                             Director of a number of publicly-traded companies including:
                                                          Strongbow Exploration Inc., Aber Diamond Corporation, Fortress
                                                          Minerals Corp.; Director of NWT Chamber of Mines; Director of the
                                                          Prospectors and Development Association of Canada

                                                      -   Director since March 22, 2005

(1) Each of the Directors and Officers of the Company owns less than one percent of the outstanding shares of the Company. Includes the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised. The information as to shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) All of the above-named directors and officers have held their present positions or other executive positions with the same or associated firms or organizations during the past five years with the exception of Mr. Mark
      A. Katsumata who was Chief Financial Officer, with the Manex Group of Companies.

(3) Please note Item 7 below for information relating to interests of management in certain related party transactions.

B. COMPENSATION

DIRECTOR COMPENSATION

No remuneration has been paid to directors of the Company in their capacities as directors since the date of incorporation, other than stock options described under "Share Ownership" below. The directors are reimbursed for their expenses incurred to attend meetings of the Company.

EXECUTIVE OFFICER COMPENSATION

The following table summarizes the compensation of each of the executive officers of the Company for the year ended September 30, 2005:

                               ANNUAL COMPENSATION
                      FOR THE YEAR ENDED SEPTEMBER 30, 2005

                                                                                  SECURITIES
                                                                                     UNDER
                                                                                   OPTIONS/
                                                               OTHER ANNUAL      SARS GRANTED         ALL OTHER
    NAME AND PRINCIPAL POSITION         SALARY       BONUS     COMPENSATION           (#)           COMPENSATION
----------------------------------     -------       -----     ------------      ------------       ------------
Ron F. Hochstein
President and Chief Executive          163,546(2)     Nil          Nil              400,000            4,877(3)
Officer(1)

David C. Frydenlund,
Vice President, General Counsel,       158,400        Nil          Nil              250,000              Nil
and Corporate Secretary(1)

Mark A. Katsumata
Vice President and Chief Financial      23,871(1)     Nil          Nil              100,000              Nil
Officer(4)

Harold R. Roberts
Vice President, Corporate              109,615        Nil          Nil               80,000            3,289(5)
Development of the Company's
subsidiary, International Uranium
(USA) Corporation (5)

(1) Each of Messrs. Ron F. Hochstein and David C. Frydenlund currently have contracts of employment with the Company or its subsidiary, International Uranium (USA) Corporation. There are no compensatory plans or arrangements provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts for Messrs Hochstein and Frydenlund is September 30, 2006.

(2) Salary was paid in Cdn $ and translated to US$ using an exchange rate of 0.8177.

(3) Mr. Hochstein received assistance for tax issues regarding his relocation to Canada.

(4) Mr. Mark A. Katsumata joined the Company on July 1, 2005. Mr. Katsumata has an employment contract with the Company that expires on June 30, 2006. There are no compensatory plans or arrangements provided in such contract in respect of resignation, retirement, termination, change in control of the Company or responsibilities.

(5) Mr. Harold R. Roberts recommenced employment with the Company on January 1, 2005 as Vice President, Corporate Development of International Uranium
      (USA) Corporation. Mr. Roberts currently has a contract of employment with International Uranium (USA) Corporation. There are no compensatory plans or arrangements provided in such contract in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of Mr. Roberts' employment contract is December 31, 2006. In addition, $3,289 represents 401K matching contributions made to the named executive's retirement account per the Company's 401K Benefit Plan available to all eligible employees.

There were no long-term incentive plan awards made to any of the named executive officers of the Company during the most recently completed financial year. In addition, there are no plans in place with respect to any of the named individuals for termination of employment or change in responsibilities under employment contracts, apart from those separately disclosed herein.

              OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                           MARKET VALUE OF
                                                                                              SECURITIES
                                                                                              UNDERLYING
                         SECURITIES UNDER          % OF TOTAL                              OPTIONS/SARS ON
                           OPTIONS/SARS       OPTIONS/SARS GRANTED       EXERCISE OR         THE DATE OF
                             GRANTED             TO EMPLOYEES IN          BASE PRICE            GRANT             EXPIRATION
       NAME                    (#)               FINANCIAL YEAR        (CDN$/SECURITY)     (CDN$/SECURITY)           DATE
       (a)                     (b)                     (c)                   (d)                 (e)                  (f)
-------------------      ----------------     --------------------     ---------------     ---------------     ----------------
Ron F. Hochstein                   -                     -                      -                   -                         -
David C. Frydenlund                -                     -                      -                   -                         -
Harold R. Roberts             80,000                  11.3%                 $4.27               $4.27          January 11, 2008
Mark A. Katsumata            100,000                  14.1%                 $5.28               $5.28             June 26, 2008

(1)   The options are fully exercisable on the date of grant.

(2) The exercise price of stock options is determined by the Board but shall in no event be less than the market price of the common shares of the Corporation as traded on the TSX on the day prior to the date of grant. The Corporation's practice is to price all incentive options at market or above, without discount.

       AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                                    VALUE OF UNEXERCISED
                                                                                                        IN-THE-MONEY
                                                                        UNEXERCISED OPTIONS/SARS      OPTIONS/SARS AT
                                                                            AT FISCAL YEAR           FISCAL YEAR END (2)
                          SECURITIES ACQUIRED      AGGREGATE VALUE              END (#)                  EXERCISABLE/
                              ON EXERCISE             REALIZED                EXERCISABLE/              UNEXERCISABLE
       NAME                       (#)                 (CDN$)(1)              UNEXERCISABLE                 (CDN$)
        (a)                       (b)                   (c)                       (d)                        (e)
-------------------       -------------------      ---------------      ------------------------    --------------------
Ron F. Hochstein                250,000              $ 1,722,500               400,000/Nil             $2,552,000/Nil
David C. Frydenlund             200,000                $ 794,000               250,000/Nil             $1,595,000/Nil
Harold R. Roberts                     -                        -                80,000/Nil               $249,600/Nil
Mark A. Katsumata                     -                        -               100,000/Nil               $211,000/Nil

(1) Based on the difference between the closing price of the Company's common shares as traded on the TSX on the date of exercise and the exercise price of the related options.

(2) Based on the closing price of the common shares of the Corporation on the TSX on September 30, 2005 of Cdn$7.39.

A summary of the Company's Stock Option Plan is provided under "Share Ownership" below.

C. BOARD PRACTICES

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation. Each of the current directors was elected to his or her present term of office at the annual meeting of shareholders of the Company held on March 22, 2005 with the exception of Ms. Eira M. Thomas who was appointed a director at a subsequent meeting of the Board.

Each of Messrs. Ron F. Hochstein, David C. Frydenlund, Mark A. Katsumata and Mr. Harold R. Roberts have contracts of employment with the Company or its subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. These employment contracts are renewable on an annual basis. None of the other directors have service contracts with the Company or any of its subsidiaries.

The board of directors does not have an Executive Committee. The board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                                                           CORPORATE GOVERNANCE        ENVIRONMENT, HEALTH AND
    AUDIT COMMITTEE          COMPENSATION COMMITTEE      AND NOMINATING COMMITTEE         SAFETY COMMITTEE
-----------------------     -----------------------      ------------------------      -----------------------
William A. Rand (Chair)     William A. Rand (Chair)       William A. Rand (Chair)       John H. Craig (Chair)
    Brian D. Edgar              Lukas H. Lundin                John H. Craig               Eira M. Thomas
    Eira M. Thomas               John H. Craig                Eira M. Thomas             David C. Frydenlund

AUDIT COMMITTEE

Charter of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, quarterly review engagements, the Company's internal accounting controls, the Code of Ethics, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets a minimum of four times per year. The Audit Committee's Charter is attached as Exhibit 1.2.

Composition of the Audit Committee

The members of the Audit Committee are William A. Rand, Brian D. Edgar and Eira
M. Thomas, all of whom are considered to be "independent" within the meaning of applicable United States and Canadian securities regulations. All members of the Audit Committee are considered to be "financially literate" within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonable be expected to be raised by the Company's financial statements.

Relevant Education and Experience of Audit Committee Members

Each member of the Audit Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public resource-based companies. Mr. Rand is a retired corporate and securities lawyer and mining executive, who has a commerce degree with a major in accounting, and who has sat on a number of boards and audit committees of similar public resource-based companies for over 25 years. Mr. Edgar is also a retired corporate and securities lawyer with over 25 years of experience dealing with publicly-traded companies and who has sat on a number of boards and audit committees of similar types of companies. Ms. Thomas is a professional geologist and serves as an executive officer and director of a number of public resource-based companies. Ms. Thomas is also a director of Northwest Territories Chamber of Mines and a director of the Prospectors and Development Association of Canada.

COMPENSATION COMMITTEE

The Company's executive compensation program is administered by the Compensation Committee, which is composed of a majority of independent directors who are identified above. The Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the board of directors. Recommendations for changes to the policies are also reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Company's overall goals.

The Committee's terms of reference include the responsibility to evaluate the performance of the President and Chief Executive Officer and determine the level of compensation paid to the President and Chief Executive Officer of the Company and to other senior management and executive officers of the Company.

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

When determining compensation policies and individual compensation levels for executive officers, the Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Company, the Committee and the Board's overall assessment of each executive's individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service, and industry comparables.

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

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Company's approach to corporate governance issues. The Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills of each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors having reference to their respective mandates, charters and position descriptions. In addition, the Committee delivers an annual statement on corporate governance to the Board for inclusion in either the Company's annual report or management information circular.

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

D. EMPLOYEES

The following table sets out the number of employees of the Company and its subsidiaries, none of whom are unionized, at September 30, 2005 for each of the past three financial years, and a breakdown of persons employed by main category of activity and geographic location.

                   NUMBER OF EMPLOYEES BY GEOGRAPHIC LOCATION

LOCATION                                      2005          2004           2003
---------------                               ----          ----           ----
Vancouver, B.C.                                 3             2              -
Denver                                          5             2              9
White Mesa Mill                                19            16             15
Mongolia Office                                 3             2              4
                                              ---           ---            ---
Total                                          30            22             28
                                              ---           ---            ---

At the White Mesa Mill, the Company also retains the services of White Mesa Inc., an independent local native owned company, that employ 18 additional personnel.

E. SHARE OWNERSHIP

See the table above under the heading "Directors and Senior Management" for information as to the share ownership in the Company held by Directors and Officers of the Company.

The following table summarizes individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries to each of the named executive officers and directors as of December 19, 2005.

      STOCK OPTIONS HELD BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                   NUMBER OF COMMON                            OPTION PRICE       OPTION EXPIRY
EXECUTIVE OFFICER AND DIRECTOR    SHARES UNDER OPTION     DATE OF GRANT          (CDN $)              DATE
------------------------------    -------------------   -----------------      ------------     -----------------
John H. Craig                                  --
Brian D. Edgar                            100,000          June 1, 2005            5.18           May 31, 2008
David C. Frydenlund                       250,000       November 27, 2003          1.01         November 26, 2006
Ron F. Hochstein                          400,000       November 27, 2003          1.01         November 26, 2006
Mark Katsumata                            100,000         June 26, 2008            5.28           June 26, 2008
Lukas H. Lundin                           270,000       November 27, 2003          1.01         November 26, 2006
William A. Rand                           100,000       November 27, 2003          1.01         November 26, 2006
Harold R. Roberts                          80,000        January 11 1005           4.27         January 11, 2008
Eira M. Thomas                            100,000          June 1, 2005            5.18           May 31, 2008
Total                                   1,400,000

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

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 10,700,000 Common Shares or such additional amount as the Corporation's shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Plan since February 14, 1997 and Common Shares issuable under outstanding options under the Plan. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Corporation under the Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis). As of the end of fiscal 2005, the Company had remaining 3,890,000 common shares that may be reserved for issuance under the Stock Option Plan.

The Board has the authority under the Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, i.e. the closing price, of the Common Shares as traded on the Exchange on the last trading day preceding the date on which the option is approved by the Board.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Information is set forth below with respect to persons known to the Company to be the owner of five percent or more of the Company's voting securities as of December 19, 2005 and the total amount of these securities owned by the officers and directors as a group.

                               MAJOR SHAREHOLDERS

                                                   NUMBER OF COMMON SHARES
        IDENTITY OF PERSON OR GROUP                         OWNED               PERCENTAGE
---------------------------------------------      -----------------------      ----------
Adolf H. Lundin                                           6,500,000                7.4%
Directors and Officers as a group (8 persons)             1,073,300                1.2%

None of the Company's major shareholders have different voting rights than other holders of common shares of the Company.

As far as it is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), any foreign government, or by any other natural or legal person(s).

As of November 30, 2005, the number of holders of record of shares in the United States was 48 holdings of 14,636,200 shares or 16.7% of the Company's outstanding common stock. Certain of these shares were held by brokers or other nominees. As a result, the number of holders of record or registered holder in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

Ron F. Hochstein, Lukas H. Lundin, John H. Craig, William A. Rand, Brian D. Edgar and Eira M. Thomas are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

None of the present directors, senior officers or principal shareholders of the Company and no associate or affiliate of any of them has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

During 2005, the Company incurred legal fees of $77,302 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $169,026 for the year ended September 30, 2004 and $45,847 for the year ended September 30, 2003.

During the year ended September 30, 2005, the Company incurred management and administrative service fees of $168,799 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. Management and administrative service fees incurred with this company was $136,335 for the fiscal year ended September 30, 2004 and $90,000 for the fiscal year ended September 30, 2003. Amounts due to this company were $70,328 as of September 30, 2005 and nil as of September 30, 2004.

During 2005, the Company provided mine reclamation management and engineering support services of $80,337 on a cost plus basis to a company with common directors. Engineering fees invoiced were $421,182 for the year ended September 30, 2004 and $135,017 for the year ended September 30, 2003. At September 30, 2005, an amount of $80,337 was due from this company and $64,801 as of September 30, 2004.

During 2005, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $20,921 for such services. The executive services are billed on an hourly basis plus out-of-pocket expenses while the administrative services are at the rate of Cdn $6,400 per month. At September 30, 2005, an amount of $28,696 was due from Fortress relating to this agreement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company are attached hereto as pages F-1 through F-29 and incorporated herein by reference.

EXPORT SALES

The amount of export sales does not constitute a significant portion of the Company's total sales volume.

LEGAL PROCEEDINGS

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. See "Item 4. Information on the Company Alternate Feed Processing."

Some of the Company's alternate feed license amendments have been challenged in the past by the State of Utah, a commercial disposal company and other parties. As of December 19, 2005, the Company's White Mesa Mill has been granted fourteen license amendments for processing alternate feeds out of fourteen requests, and the Company has successfully defended all challenges to date. In fact, in February 2000 the NRC rendered a decision, upholding an amendment to the Company's NRC license that allowed the Company to process the Ashland 2 FUSRAP materials. This decision by the five NRC Commissioners reaffirmed an earlier ruling by the Atomic Safety and Licensing Board, and resolved in the Company's favor the dispute at that time with the State of Utah over the types of materials that can be processed at the Mill. As a result of this ruling, it is clear that a broad range of alternate feed materials can be processed at the Mill in accordance with applicable health and safety regulations. This decision resolved the dispute with the State of Utah in 2000.

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

During a sampling event at the White Mesa Mill in May 1999, the Company discovered unusually high levels of chloroform in one monitoring well which monitors the water in the perched zone, and is located cross-gradient from the Mill's tailings impoundments. Investigations by independent experts retained by the Company indicate that the source of the chloroform is not from Mill operations or from the Mill's tailings cells. Rather the source appears to be from a temporary laboratory facility that was located at the Mill site prior to construction and operation of the Mill, and that disposed of laboratory wastes into a State of Utah inspected and approved disposal leach field, and/or septic tank drainfields that serviced both laboratory operations and sanitary sewage prior to construction of the Mill's tailings cells. Further investigations are ongoing. On August 23, 1999, while acknowledging that this contamination does not threaten groundwater resources in the regional aquifer, because the aquifer is separated from the perched zone by some 1,000 feet of low-permeability rocks, the State of Utah issued a Corrective Action Order requiring the Company to investigate the source and extent of chloroform contamination and, if necessary, to develop a corrective action plan to address the chloroform contamination. The Company is performing investigations and taking actions in accordance with the Corrective Action Order. Interim measures have been instituted in order to contain the contamination and to pump contaminated groundwater into the Mill's tailings cells. A final corrective action plan has not yet been developed. Although investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. However, as a result of a settlement between the former customer and Shaw, this Complaint against the Company was dismissed in September 2005, without any liability to the Company, and this matter is now closed.

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

B. SIGNIFICANT CHANGES

There have been no significant changes in the business or affairs or financial condition of the Company since September 30, 2005, the date of the annual financial statements incorporated into this Form 20-F, except as otherwise disclosed in this Form 20-F.

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

C. MARKETS

The common shares of the Company are currently listed on The Toronto Stock Exchange in Canada. The Company's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:

                               TRADING INFORMATION

              PERIOD                       HIGH         LOW        VOLUME
----------------------------------        -------      ------    ----------
                                          (Cdn $)      (Cdn $)
October 1, 2000-September 30, 2001         0.40         0.20     11,342,300
October 1, 2001-September 30, 2002         0.50         0.25      9,883,580
October 1, 2002-September 30, 2003         0.75         0.25     29,388,200
October 1, 2003-September 30, 2004         5.15         0.50     92,514,000
October 1, 2004-September 30, 2005         8.15         3.34     32,962,524
October-December 2003                      1.76         0.50     28,288,600
January-March 2004                         3.30         1.35     23,977,900
April-June 2004                            2.94         1.51     11,762,000
July-September 2004                        5.15         2.43     28,575,600
October-December 2004                      4.80         3.34     22,735,600
January-March 2005                         6.39         3.81     33,767,100
April-June 2005                            5.78         3.93     23,806,000
July-September 2005                        8.15         5.22     30,514,100
June 2005                                  5.74         5.10      7,294,800
July 2005                                  6.75         5.22      8,981,300
August 2005                                7.88         6.09      9,754,100
September 2005                             8.15         7.03     12,976,500
October 2005                               7.75         5.39      8,869,900
November 2005                              6.49         5.52      9,771,200
December 1 to December 19, 2005            6.52         5.92      5,336,400

CURRENCY TRANSLATION

As the Company's stock is traded in Canadian dollars, the following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/04, 3/31/05, 6/30/05 and 9/30/05:

                              EXCHANGE RATES-ANNUAL

YEAR     AVERAGE      LOW - HIGH       SEPTEMBER 30
----     -------    ---------------    ------------
2001      0.6461    0.6227 - 0.6714       0.6341
2002      0.6361    0.6175 - 0.6656       0.6336
2003      0.6853    0.6252 - 0.7512       0.7391
2004      0.7551    0.7138 - 0.7856       0.7876
2005      0.8177    0.7857 - 0.8601       0.8601

                            EXCHANGE RATES-QUARTERLY

CALENDAR QUARTER ENDED  AVERAGE      LOW-HIGH        LAST DAY OF QUARTER
----------------------  -------   ---------------    -------------------
       12/31/04          0.8199   0.7857 - 0.8504           0.8319
       03/31/05          0.8158   0.7962 - 0.8331           0.8267
       06/30/05          0.8039   0.7876 - 0.8230           0.8161
       09/30/05          0.8324   0.8041 - 0.8601           0.8601

The rate of exchange for the conversion of United States dollars into Canadian dollars on December 19, 2005 was $0.8552 (Cdn.$1.00 = U.S.$0.8552).

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

BORROWING POWERS

Article 10 of the Articles of Amalgamation of the Company provides that the Board may from time to time, without authorization of the shareholders, in such amounts and on such terms, as it deems expedient:

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

C. MATERIAL CONTRACTS

The Company has not entered into any material contracts, other than in the ordinary course of business during the previous two years, other than the following contract:

      - Agreement dated March 1, 2004 between Fortress and the Company pursuant to which the Company agreed to sell to Fortress the Company's precious and base metals properties.

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

Where an investor acquiring control of a Canadian business is resident of a World Trade Organization ("WTO") country, including Americans, the investment is generally reviewable only if it involves the direct acquisition of a Canadian business with assets, and as of December 19, 2005, of Cdn $250 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, unless the Canadian business acquired is engaged in activities in any of the sensitive areas discussed below, in which case lower thresholds for review apply.

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

E. TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of shares of the Company, as of December 19, 2005. There may be relevant state, provincial or local income tax considerations, which are not discussed.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of possible United States federal income tax consequences, under current law as of December 19, 2005, applicable to a U.S. Holder (as defined below) of shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - - Certain Canadian Federal Tax Considerations" below.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are applicable as of December 19, 2005, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of shares of the Company.

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

For tax years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company would be a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code pursuant to the Canada - U.S. income tax treaty as long as the Company is not a passive foreign investment company ("PFIC") (discussed below). A corporation that is properly described as a PFIC, Foreign Personal Holding Company (discussed below) or a Foreign Investment Company (discussed below) with respect to a specific US Holder for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S Holders that are individuals, estates or trust generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately based on nine specific classes of income including passive, high withholding tax interest, financial services and general limitation income. Effective for tax years beginning after December 31, 2006, the nine foreign tax credit baskets will be reduced to two: "passive" and

"general." Dividends distributed by the Company will generally constitute "passive income." The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

The Company believes that it was not a PFIC for its fiscal year ended September 30, 2005. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

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

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year a) more than 50% of the total voting power or the total value of outstanding shares issued by the Company are owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S.; and b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g. dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC"). In that event, U.S. Holders of the Company's common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the company does not actually distribute such income.

The FPHC rules described above have been repealed with respect to taxable years of the Company that begin after December 31, 2004 and to taxable years of U.S. Holders of Common shares with or within which such taxable year of the Company ends.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company would not be considered a FPHC by the IRS for the current taxable year.

FOREIGN INVESTMENT COMPANY

If a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Code Section 7701(a)(30)), and b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company's common shares to be treated as ordinary income rather than capital gain.

The FIC rules described above have been repealed with respect to taxable years of the Company that begin after December 31, 2004 and to taxable years of the U.S. Holders of Common Shares with or within which such taxable year of the Company ends.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company would not be considered a FIC by the IRS for the current taxable year.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below, as of December 19, 2005, is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of
Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally reduced to 15% of the gross amount of the dividend or to 5% if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of the Holder.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable

Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations specified in the Act, deduct one half of any capital loss (allowable capital loss), arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deducted, it may be deducted from one half of taxable capital gains realized in any of the three preceding years or any subsequent year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the U.S. dollar. Its activities are executed using the U.S. dollar, the Canadian dollar and Mongolian Tugrik; however, it is not subject to significant operational exposures due to fluctuations in those currencies.

The Common shares of the Company are currently only listed on The Toronto Stock Exchange in Canada and thus, the shares are purchased and sold in Canadian dollars. Therefore, refer to Item 9 for more information relating to the Company's share price information and the tables relating to the U.S./Canadian dollar currency translations.

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

The Company's finished goods inventories are recorded at the lower of cost or net realizable value as of September 30, 2005, and had some finished goods inventories of vanadium product.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) The President and Chief Executive Officer and the Chief Financial Officer of the Company have reviewed the Company's disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e), and the effectiveness thereof, based on an evaluation conducted on December 12, 2005, and have concluded that such controls and procedures are effective and are adequate to support the certificates given by such officers in this document.

(b)   Not Applicable.

(c)   Not Applicable.

(d) There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ending September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Mr. William A. Rand, a member of the Company's Audit Committee is an audit committee financial expert, within the meaning of item 16A(b) of Form 20-F. Mr. Rand is also independent within the meaning of United States and Canadian securities regulations.

Mr. Rand is a retired corporate and securities lawyer and mining executive, with a commerce degree with a major in accounting, and has sat on a number of boards and audit committees of similar public resource-based companies for over 25 years. Through this education and experience, Mr. Rand has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has:
(1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's directors, officers and employees, including the executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. This code of ethics is filed as an exhibit to this Form 20-F and is also available on the Company's website at www.intluranium.com.

The code of ethics was adopted effective February 12, 2004, and amended effective August 12, 2005.

The Code of Ethics was amended on August 12, 2005 in order to comply with the requirements of National Policy 58-201, promulgated by the Canadian Securities Administrators, in addition to the requirements of the provisions of Section 406 of the Sarbanes-Oxley Act of 2002. The nature of the amendments can be briefly described as follows:

      - The Code was extended to apply to all directors, officers and employees of the Company;

      - Activities that present an actual or potential conflict of interest were separated into: (a) those activities that require prior notification to the Chair of the Audit committee, and which may only proceed if the director, officer or employee does not improperly benefit, directly or indirectly, from his or her status as director, officer or employee of the Company or from any decision or action by the Company that he or she is in a position to influence; and (b) those activities that are prohibited outright, such as using Company assets for other business or personal endeavors;

      - Provisions were added to the Code to address or expand upon: insider trading; confidentiality of corporate information; fair dealing with the Company's security holders, customers, suppliers, competitors and employees; and the maintenance of records; and,

      - The Code was amended to provide that concerns or questions about violations of the Code may be reported to either the Corporate Secretary or the Chair of the Audit Committee, rather than directly to the Audit Committee, and that the Corporate Secretary or Chair of the Audit Committee, as the case may be, is required to investigate any complaints and report on such investigation to the Audit Committee.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fiscal Year Ending   Audit Fees       Audit-Related Fees        Tax Fees          All other Fees
------------------   ----------       ------------------        --------          --------------
9/30/05                $68,805              $17,202            $28,891(1)               Nil
9/30/04                $81,137              $13,911            $49,594(1)               Nil

(1) Tax fees consist of fees for assisting the Company in preparing and filing U.S. and Canadian income tax returns.

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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

See Pages F-1 through F-29 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

a) The following consolidated statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this 20-F:

                                                                        Page
                                                                        ----
Auditors' Report to the Shareholders...............................      F-1
Consolidated Balance Sheets at September 30, 2005 and 2004.........      F-2
Consolidated Statements of Operations
    For the Years Ended September 30, 2005, 2004 and 2003..........      F-3
Consolidated Statements of Deficit
    For the Years Ended September 30, 2005, 2004 and 2003..........      F-4
Consolidated Statements of Cash Flows
    For the Years Ended September 30, 2005, 2004 and 2003..........      F-5
Notes to the Consolidated Financial Statements.....................      F-6

      All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

b)    Documents filed as exhibits to this Annual Report:

Index to Exhibits                                                        F-30
Exhibit 4  Company's Material Contracts                                  F-31
Exhibit 8  Company's Corporate Structure Chart                           F-39
Exhibit 11 Code of Ethics for Directors, Officers and Employees          F-40
Exhibit 12 302 Certification                                             F-43
Exhibit 13 906 Certification                                             F-45
Exhibit 15 International Uranium Corporation Audit Committee Charter     F-47

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INTERNATIONAL URANIUM CORPORATION

By: /s/ Ron F. Hochstein
    -------------------------------------------------------
    Ron F. Hochstein, President and Chief Executive Officer

Dated: December 19, 2005

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended September 30, 2005, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended September 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Pricewaterhouse Cooper LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
December 9, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change described in note 3 to the financial statements. Our report to the shareholders dated December 9, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Pricewaterhouse Cooper LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
December 9, 2005

INTERNATIONAL URANIUM CORPORATION
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

                                                                               September 30,
                                                                           2005            2004
                                                                       ------------    ------------
ASSETS
CURRENT
  Cash and cash equivalents                                            $  6,111,119    $ 12,044,955
  Short-term investments                                                          -       1,089,960
  Trade and other receivables                                               565,989       1,630,591
  Inventories (Note 4)                                                    3,323,645       1,189,391
  Prepaid expenses and other                                                125,204         408,038
                                                                       ------------    ------------

                                                                         10,125,957      16,362,935
Long-term investments (Notes 5 & 6)                                       4,938,055         892,221
Plant and equipment, net (Note 7)                                         3,217,702       2,786,570
Mineral properties (Notes 8 & 9)                                         13,412,885       6,171,263
Intangible asset, net (Note 10)                                             625,000         687,500
Restricted investments (Note 11)                                         12,881,972      12,487,066
                                                                       ------------    ------------

                                                                       $ 45,201,571    $ 39,387,555
                                                                       ============    ============

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities                             $  2,092,479    $    879,994
  Notes payable                                                              16,557          15,479
  Deferred revenue                                                        3,772,647               -
                                                                       ------------    ------------

                                                                          5,881,683         895,473
Notes payable, net of current portion                                        19,016          35,573
Reclamation obligations (Note 12)                                        12,934,880      12,603,595
Deferred revenue, net of current portion                                          -       3,556,592
Future income tax liability (Note 17)                                     1,460,897               -
Other long-term liability                                                    99,593          99,593
Minority interest (Note 6)                                                        -       1,664,247
                                                                       ------------    ------------

                                                                         20,396,069      18,855,073
                                                                       ------------    ------------

SHAREHOLDERS' EQUITY
Share capital (Note 14)
 Authorized: Unlimited number of common shares without par value
 Issued and outstanding: 81,569,066 shares (2004: 79,635,066 shares)     56,145,784      50,305,480
Contributed surplus (Notes 15 & 16)                                       1,803,277         224,718
Deficit                                                                 (33,143,559)    (29,997,716)
                                                                       ------------    ------------

                                                                         24,805,502      20,532,482
                                                                       ------------    ------------

                                                                       $ 45,201,571    $ 39,387,555
                                                                       ============    ============

Commitments and contingencies (Note 20)
Subsequent events (Note 22)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Ron F. Hochstein                    /s/ Lukas H. Lundin
----------------------------------      -----------------------------------
Ron F. Hochstein                        Lukas H. Lundin

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Operations
(Expressed in U.S. Dollars)

                                                           Years Ended September 30,
                                                     2005            2004            2003
                                                 ------------    ------------    ------------
REVENUES

Vanadium                                         $          -    $  1,582,628    $          -
Process milling                                        50,479         420,646      12,415,001
Engineering services (Note 13)                         80,337         421,182         135,017
                                                 ------------    ------------    ------------

                                                      130,816       2,424,456      12,550,018
                                                 ------------    ------------    ------------

EXPENSES

Vanadium cost of sales                                      -         706,274               -
Process milling expenditures                        1,438,844         139,793       4,671,199
Mill stand-by expenditures                          1,037,995       2,330,554         738,730
Bad debts                                              64,801               -               -
General exploration                                    98,088          55,503         209,253
Selling, general and administrative                 4,537,574       3,443,013       2,655,341
Write-down of mineral property (Note 6)             1,869,790               -         118,081
                                                 ------------    ------------    ------------

                                                    9,047,092       6,675,137       8,392,604
                                                 ------------    ------------    ------------

Earnings (loss) from operations                    (8,916,276)     (4,250,681)      4,157,414

Net interest and other income                         699,549         533,158         494,383
Gain (loss) on sale of short-term investments       2,938,678         (38,046)        579,926
Gain on disposal of other assets                            -               -          79,000
Gain on foreign exchange                              559,600         242,059          11,826
Gain on sale of land and equipment                    100,450          58,930         210,603
Loss on sale of restricted investments                (63,444)              -               -
Equity in loss of Fortress Minerals Corp.            (678,953)              -               -
Dilution gain                                       2,098,322         548,549               -
Minority interest                                     916,687         134,219               -
                                                 ------------    ------------    ------------

Earnings (loss) before income taxes                (2,345,387)     (2,771,812)      5,533,152

Income tax recovery (expense)                         (26,801)        585,133               -
                                                 ------------    ------------    ------------

Net earnings (loss) for the year                 $ (2,372,188)   $ (2,186,679)   $  5,533,152
                                                 ============    ============    ============

Earnings (loss) per share:
  Basic                                          $      (0.03)   $      (0.03)   $       0.08
  Diluted                                        $      (0.03)   $      (0.03)   $       0.08
                                                 ============    ============    ============

Weighted-average number of shares outstanding:
  Basic                                            80,575,343      76,306,520      67,011,765
  Diluted                                          80,575,343      76,306,520      67,634,897
                                                 ============    ============    ============

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Deficit
(Expressed in U.S. Dollars)

                                                             Years Ended September 30,
                                                        2005            2004            2003
                                                    ------------    ------------    ------------
Deficit, beginning of year as previously reported   $(29,997,716)   $(27,811,037)   $(33,344,189)

Retroactive effect of change in accounting policy
 for stock-based compensation (Note 3)                  (773,655)              -               -
                                                    ------------    ------------    ------------

Deficit, beginning of year as restated               (30,771,371)    (27,811,037)    (33,344,189)

Net earnings (loss) for the year                      (2,372,188)     (2,186,679)      5,533,152
                                                    ------------    ------------    ------------

Deficit, end of year                                $(33,143,559)   $(29,997,716)   $(27,811,037)
                                                    ============    ============    ============

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

                                                                  Years Ended September 30,
                                                             2005            2004            2003
                                                         ------------    ------------    ------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the year                         $ (2,372,188)   $ (2,186,679)   $  5,533,152
Items not affecting cash:
  Amortization                                                 62,500          62,500               -
  Depreciation                                                486,405         480,554         617,554
  Stock-based compensation                                    948,420         224,718               -
  Write-down of mineral properties                          1,869,790               -         118,081
  Loss (gain) on sale of short-term investments            (2,938,678)              -        (579,926)
  Gain on disposal of other assets                                  -               -         (79,000)
  Gain on sale of land and equipment                         (100,450)        (58,930)       (210,603)
  Loss on sale of restricted investments                       63,444               -               -
  Bad debts                                                    64,801               -               -
  Equity in loss of Fortress Minerals Corp.                   678,953               -               -
  Dilution gain                                            (2,098,322)       (548,549)              -
  Minority interest                                          (916,687)       (134,219)              -
  Income tax expense (recovery)                                26,801        (585,133)              -
Changes in non-cash working capital items:
  Decrease (increase) in trade and other receivables          999,801        (742,190)       (733,188)
  Decrease (increase) in due from Urizon Joint Venture              -         451,152        (451,152)
  Decrease (increase) in inventories                       (2,134,254)        571,977         (40,416)
  Decrease (increase) in other current assets                 282,834         (25,550)        (14,053)
  Increase (decrease) in accounts payable and
   accrued liabilities                                        115,484         (74,014)        183,428
Increase in reclamation obligations                           331,285         282,612               -
Increase (decrease) in deferred revenue                       216,055       1,397,654      (8,740,256)
                                                         ------------    ------------    ------------

Net cash used in operating activities                      (4,414,006)       (884,097)     (4,396,379)
                                                         ------------    ------------    ------------

INVESTING ACTIVITIES
Proceeds from sale of short-term investments                4,028,638               -       3,559,403
Purchase of portfolio investments                          (1,259,378)       (892,221)       (996,675)
Proceeds from (investment in) Fortress Minerals Corp.         273,910         977,094               -
Purchase of plant and equipment                              (917,537)       (441,824)        (74,616)
Proceeds from sale of surplus land and equipment              100,450          64,139         230,100
Expenditures on mineral properties                         (9,264,765)     (4,186,908)     (1,356,166)
Purchase of intangible asset                                        -               -        (750,000)
Decrease (increase) in restricted investments                (458,350)       (380,119)        536,392
                                                         ------------    ------------    ------------

Net cash provided by (used in) investing activities        (7,497,032)     (4,859,839)      1,148,438
                                                         ------------    ------------    ------------

FINANCING ACTIVITIES
Fortress Minerals Corp. private placement                           -       1,209,204               -
Settlement of other asset                                           -               -        (280,000)
Decrease in notes payable                                     (15,479)        (14,472)        (12,686)
Issuance of common shares for:
  Private placements                                        5,574,316      12,408,969               -
  Exercise of stock options                                   418,365         546,111         468,924
                                                         ------------    ------------    ------------

Net cash provided by financing activities                   5,977,202      14,149,812         176,238
                                                         ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents       (5,933,836)      8,405,876      (3,071,703)
Cash and cash equivalents, beginning of year               12,044,955       3,639,079       6,710,782
                                                         ------------    ------------    ------------

Cash and cash equivalents, end of year                   $  6,111,119    $ 12,044,955    $  3,639,079
                                                         ============    ============    ============

Supplemental cash flow information (Note 19)

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

1.    NATURE OF OPERATIONS AND INCORPORATION

      International Uranium Corporation ("IUC") is incorporated under the Business Corporations Act (Ontario). IUC and its subsidiary companies and joint ventures (collectively, the "Company") are engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. The Company is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, at the Company's White Mesa Mill (the "Mill"). The Company sells uranium recovered from alternate feed processing and conventional mine production at the Mill, as well as any vanadium and other metals produced as a co-product. In addition, the Company owns several uranium and uranium/vanadium mines in the United States ("U.S.") that have been shut down since 1999, and is evaluating the re-commencement of mining operations given increases in the market prices of uranium and vanadium.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These financial statements are prepared in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles ("GAAP") in Canada. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States ("U.S. GAAP") that would have a significant impact on these financial statements are disclosed in Note 24. The principal accounting policies under Canadian GAAP followed by the Company are as follows:

      (a)   Principles of Consolidation

            The consolidated financial statements include the accounts of IUC's wholly-owned subsidiaries, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation, and on a proportionate consolidation basis, IUC's 50% interest in Urizon Recovery Systems, LLC. The Company's interest in the Gurvan Saihan Joint Venture is accounted for on a consolidated basis since the Company exercises control. All significant intercompany balances and transactions have been eliminated on consolidation.

            These financial statements also include the accounts of Fortress Minerals Corp. on a consolidated basis for the periods from June 23, 2004 to September 30, 2004 and from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005, the equity method has been applied (Note 6).

            Effective October 1, 2004, the Company prospectively adopted Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15 ("AcG 15") "Consolidation of Variable Interest Entities" which expands upon existing accounting guidance in CICA Handbook Section 1590: ("Section 1590") addressing the circumstances under which a company should consolidate another entity in its financial statements. Under Section 1590, a company generally consolidates another entity when it controls the entity through a majority voting interest. AcG 15 provides further guidance when the entity is a variable interest entity ("VIE"), defined as an entity that, by design, does not have sufficient equity at risk to finance its activities without additional subordinated financial support. Under AcG 15, the "primary beneficiary" of the VIE, and not necessarily the shareholder holding a majority voting interest, should consolidate the VIE. The implementation of AcG 15 did not impact the Company's 2005 consolidated financial statements.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      (b)   Use of Estimates

            The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements, and actual results may be materially different from these estimates. Significant estimates made by management include the determination of impairment of plant and equipment and capitalized mineral property costs, the amount of the Mill and mineral reclamation obligations, the useful life of plant and equipment including the Mill and intangible assets, and the variables used in determining stock based compensation.

      (c)   Impairment of Long-Lived Assets

            Effective October 1, 2003, the Company prospectively adopted CICA Handbook Section 3063: "Impairment of Long-Lived Assets" ("Section 3063") which established standards for the recognition, measurement and disclosure of impairment of long-lived assets including plant and equipment and capitalized mineral property costs. No impairment under Section 3063 was recognized for 2005 and 2004.

            Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations.

      (d)   Asset Retirement Obligations

            Effective October 1, 2002, the Company retroactively adopted CICA Handbook Section 3110: "Asset Retirement Obligations" ("Section 3110") which established standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The implementation of Section 3110 did not have a material effect on the Company's 2005, 2004 and 2003 consolidated financial statements.

            Asset retirement obligations refer to the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized as part of the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. These costs are amortized to the results of operations over the life of the asset.

      (e)   Foreign Currency Translation

            The Company's primary currency of measurement and reporting is the U.S. dollar, its functional currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period, with the exception of depreciation and amortization which are translated at historical rates. Gains and losses on translation are recorded in the results of operations for the period.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      (f)   Income Taxes

            Income taxes are accounted for using the asset and liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations during the period in which the change is substantively enacted. Future income tax assets recognized are limited to the amount that is "more likely than not" to be realized.

      (g)   Flow-Through Common Shares

            The Company's Canadian exploration activities are financed primarily through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee Abstract No. 146: "Flow-Through Shares" applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers.

      (h)   Cash and Cash Equivalents

            Cash and cash equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less.

      (i)   Inventories

            In-process inventories include the costs of direct labor, chemical reagents and certain mill overhead expenditures. In-process inventories, which consist of partially processed alternate feed material, uranium and vanadium-bearing ores and uranium and vanadium concentrates, are valued at the lower of cost and net realizable value using the first-in, first-out method. Parts and supplies are valued at the lower of weighted-average cost and replacement cost.

      (j)   Long-Term Investments

            Portfolio investments over which the Company does not exercise significant influence are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are charged to the results of operations.

            Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses, reduced by dividends and distributions received.

      (k)   Plant and Equipment

            Plant and equipment are recorded at cost. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives while those held for resale are recorded at the lower of cost and net realizable value. Gains or losses from normal sales or retirements of assets are included in other income or expense.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      (l)   Mineral Properties

            Acquisition and exploration expenditures incurred for mineral properties, less recoveries in the pre-production stage, are capitalized until such time these properties are put into commercial production, sold or abandoned or become impaired. General exploration expenditures are charged to the results of operations in the period incurred. Upon commencement of production, capitalized mineral property costs will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method. Capitalized mineral property costs relating to properties that are impaired are written down to their fair value in the period the impairment occurs.

            Capitalized mineral property costs represent expenditures incurred and capitalized as of the balance sheet date and do not necessarily reflect present or future values.

      (m)   Joint Ventures

            The Company holds a significant portion of its mineral property interests through joint venture agreements. Joint ventures over which the Company has joint control are accounted for using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture assets, liabilities, revenues and expenses is included in the accounts.

      (n)   Intangible Assets

            Intangible assets consist of technological licenses held in the Urizon Joint Venture (Notes 9 and 10) and are being amortized over the estimated useful life of 12 years.

      (o)   Revenue Recognition

            Revenues from vanadium sales are recorded in the period that title passes to the customer along with the risks and rewards of ownership. Revenues from process milling are recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium or vanadium produced. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

            Revenues are recognized only to the extent they are reasonably considered to be collectible. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

      (p)   Stock-Based Compensation

            Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of CICA Handbook Section 3870: "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870") which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.
            Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees (Note 3).

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      (q)   Earnings (Loss) per Share

            Basic earnings (loss) per share is computed by dividing net income
            (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of "in the money" stock options are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.

      (r)   New Accounting Standards

            In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

            CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact.

            CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact.

            CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At September 30, 2005, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

3.    CHANGE IN ACCOUNTING POLICY

      Effective October 1, 2004, the Company adopted the amended standards of the CICA Section 3870: "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

      The Company has adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

4.    INVENTORIES

                                                September 30,
                                           2005               2004
                                     ----------------   ----------------
Vanadium concentrates                $        144,854   $        144,854
Work-in-process                             1,897,510            202,414
Parts and supplies                          1,281,281            842,123
                                     ----------------   ----------------

                                     $      3,323,645   $      1,189,391
                                     ================   ================

5.    LONG-TERM INVESTMENTS

                                                                    September 30,
                                                               2005               2004
                                                         ----------------   ----------------
Portfolio investments                                    $      2,151,599   $        892,221
Investment in Fortress Minerals Corp. (Note 6)                  2,786,456                  -
                                                         ----------------   ----------------

                                                         $      4,938,055   $        892,221
                                                         ================   ================

      At September 30, 2005, portfolio investments consist of common shares of four publicly-traded companies acquired by the Company at a cost of $2,151,599, with an aggregate market value of $7,105,564. During 2005, the Company acquired additional equity interests at a cost of $1,259,378. At September 30, 2005, the Company held share purchase warrants having an aggregate fair value of $2,319,940 to purchase additional equity interests for two of these companies.

      During 2004, the Company acquired portfolio investments consisting of common shares of two publicly-traded companies at a cost of $892,221. At September 30, 2004, the aggregate market value of the portfolio investments was $4,096,568.

6.    INVESTMENT IN FORTRESS MINERALS CORP.

      On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred was $3,088,201.

      In accordance with Emerging Issues Committee Abstract No. 124: "Definition of a Business", this transaction was accounted for as an acquisition of assets and no gain or loss has been recognized. The assets and liabilities assumed consist of the following:

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

6.    INVESTMENT IN FORTRESS MINERALS CORP. (continued)

                                                             June 23,
                                                               2004
                                                         ----------------
Cash received from Fortress                              $        656,580
Cash and cash equivalents                                         320,514
Other current assets                                               55,363
Plant and equipment, net                                            5,271
Mineral properties                                              3,295,574
                                                         ----------------

                                                                4,333,302
                                                         ----------------

Accounts payable and accrued liabilities                          107,290
Minority interest                                               1,137,811
                                                         ----------------

                                                                1,245,101
                                                         ----------------

Net assets assumed                                       $      3,088,201
                                                         ================

      On September 1, 2004, the Company acquired through a private placement a further 732,500 units of Fortress at a price of Cdn $0.40 for a total cost of $220,069 (Cdn $293,000). Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the Company to purchase an additional common share at a price of Cdn $0.50 until September 1, 2005 and thereafter at a price of Cdn $0.60 until expiry on September 1, 2006.

      At September 30, 2004, the Company had an ownership interest in Fortress that exceeded 50% and exercised control. Accordingly, the Company's consolidated balance sheet and results of operations for 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

      On April 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company began to apply the equity method to account for the Company's investment in Fortress. At April 30, 2005, the Company had a 49.26% ownership interest in Fortress.

      At September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.39% of the issued and outstanding common shares of Fortress, and a share purchase warrant to acquire an additional 366,250 common shares of Fortress at a price of Cdn $0.60 per share until expiry on September 1, 2006.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

7.    PLANT AND EQUIPMENT

                                                    September 30, 2005
                                                       Accumulated
                                      Cost             Depreciation     Net Book Value
                                ----------------    ------------------ ----------------
Mill buildings and equipment    $      8,024,738    $      5,303,575   $      2,721,163
Other machinery and equipment          1,227,841             731,302            496,539
                                ----------------    ----------------   ----------------

                                $      9,252,579    $      6,034,877   $      3,217,702
                                ================    ================   ================

                                                    September 30, 2004
                                                       Accumulated
                                      Cost             Depreciation     Net Book Value
                                ----------------    ------------------ ----------------
Mill buildings and equipment    $      7,303,851    $      4,938,585   $      2,365,266
Other machinery and equipment          1,102,124             680,820            421,304
                                ----------------    ----------------   ----------------

                                $      8,405,975    $      5,619,405   $      2,786,570
                                ================    ================   ================

      Mill buildings and equipment consist of the Company's White Mesa Mill located near Blanding, Utah. At September 30, 2005 and 2004, other machinery and equipment include held for resale assets with an aggregate net book value (being the estimated net realizable value) of $337,499 and $349,969, respectively.

8.    MINERAL PROPERTIES

      At September 30, 2005, mineral properties are comprised of exploration properties located in Canada and Mongolia, and uranium/vanadium mines in the United States. Capitalized mineral property costs relating to the U.S. mines, shut down in 1999, were written-off and charged to the results of operations during that year. The Company's mineral property interests are held directly or through option agreements, and a significant portion are subject to or pending joint venture arrangements. A summary of mineral properties for 2005 and 2004 is presented below:

                                                                   Year Ended September 30, 2005
                                                       Beginning                                   Ending
                                                        Balance            Expenditures            Balance
                                                   ----------------    --------------------   ----------------
Canadian uranium properties:
  Moore Lake (Note 9)                              $      1,779,392    $      4,939,687       $      6,719,079
  Other                                                     529,786           2,068,174              2,597,960
Mongolian uranium properties:
  Gurvan Saihan Joint Venture (Note 9)                       35,198             948,706                983,904
  Other                                                      17,878             631,992                649,870
U.S. uranium properties                                           -           2,462,072              2,462,072
Mongolian precious/base metal properties (Note 6)         3,809,009          (3,809,009)(1)                  -
                                                   ----------------    ----------------       ----------------

                                                   $      6,171,263    $      7,241,622       $     13,412,885
                                                   ================    ================       ================

(1) At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties were excluded from mineral properties as reported on the Company's consolidated balance sheet.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

8.    MINERAL PROPERTIES (continued)

                                                                  Year Ended September 30, 2004
                                                       Beginning                               Ending
                                                        Balance          Expenditures          Balance
                                                   ----------------    ----------------   ----------------
Canadian uranium properties:
  Moore Lake (Note 9)                              $              -    $      1,779,392   $      1,779,392
  Other                                                                         529,786            529,786
Mongolian uranium properties:
  Gurvan Saihan Joint Venture (Note 9)                            -              35,198             35,198
  Other                                                           -              17,878             17,878
Mongolian precious/base metal properties (Note 6)         1,776,982           2,032,027          3,809,009
                                                   ----------------    ----------------   ----------------

                                                   $      1,776,982    $      4,394,281   $      6,171,263
                                                   ================    ================   ================

9.    JOINT VENTURES

      a)    Moore Lake

            During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property, subject to a 2.5% net smelter return royalty, from JNR Resources Inc. ("JNR"). The Moore Lake Property is located in the Athabasca Basin of Saskatchewan. Pursuant to the exercise terms under the option agreement, the Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). At September 30, 2005, expenditures incurred on the Moore Lake Property totaled $6,719,079. The Company and JNR are formalizing the terms of a 75/25 joint venture agreement.

      b)    Urizon Joint Venture

            During 2003, the Company entered into a 50/50 joint venture with Nuclear Fuel Services, Inc. ("NFS") to pursue an alternate feed program for the Mill. This joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"). NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. Pursuant to the Urizon operating agreement, each joint venture party must provide and charge for services as specified therein. Depending upon the type of services provided by the joint venture parties, Urizon reimburses for such services either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied.

            The results of Urizon have been included in the Company's consolidated financial statements on a proportionate consolidation basis. The Company's 50% share of Urizon's balance sheet and results of operations is presented below:

                                              September 30,
                                            2005         2004
                                       ------------- ------------
Current assets                         $     20,588  $    20,588
Intangible asset (Note 10)                  625,000      687,500
Current liabilities                           3,620            -
Long-term debt                               99,593       99,593

Operating loss                              (66,120)     (64,224)
Cash flows from operating activities              -            -
                                       ============  ===========

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.    JOINT VENTURES (continued)

            The joint venture has no cash flows arising from investing or financing activities.

      c)    Gurvan Saihan Joint Venture

            During 1994, the Company acquired a 70% interest in and became the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

10.   INTANGIBLE ASSET

                                              September 30, 2005
                                                 Accumulated
                                 Cost            Amortization     Net Book Value
                          ----------------    ------------------ ----------------
Intangible asset          $        750,000    $        125,000   $        625,000
                          ================    ================   ================

                                              September 30, 2004
                                                 Accumulated
                                Cost             Amortization     Net Book Value
                          ----------------    ------------------ ----------------
Intangible asset          $        750,000    $         62,500   $        687,500
                          ================    ================   ================

      The intangible asset consists of intellectual property and represents the Company's 50% interest in Urizon's technology license (Note 9).

11.   RESTRICTED INVESTMENTS

      The Company has cash and cash equivalents and fixed-income securities on deposit to collateralize its reclamation and certain other obligations (Note 12).

                                          September 30,
                                    2005               2004
                              ----------------   ----------------
Cash and cash equivalents     $      2,573,336   $      1,883,073
Fixed income securities             10,308,636         10,603,993
                              ----------------   ----------------

                              $     12,881,972   $     12,487,066
                              ================   ================

12.   RECLAMATION OBLIGATIONS

      The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

12.   RECLAMATION OBLIGATIONS (continued)

                                                                September 30,
                                                          2005              2004
                                                   ----------------   ----------------
Reclamation obligations, beginning of year         $     12,603,595   $     12,320,983
Additions to liabilities                                    331,285            282,612
                                                   ----------------   ----------------

Reclamation obligations, beginning of year         $     12,934,880   $     12,603,595
                                                   ================   ================

      Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Since September 30, 2004, the Mill's reclamation estimate and bonding requirement increased from $10,618,895 to $10,950,180. There have been no changes to the reclamation cost estimate of $1,984,700 for the Company's mining properties, however the mine bonding requirements increased by $482,502 to $1,499,260 during 2005. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be materially different from those estimated.

      The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 11).

13.   RELATED PARTY TRANSACTIONS

      During 2005, the Company incurred legal fees of $77,302 (2004: $169,026; 2003: $45,847) with a law firm of which a partner is a director of the Company.

      During 2005, the Company incurred management and administrative service fees of $168,799 (2004: $136,335; 2003: $90,000) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At September 30, 2005, an amount of $70,238 (September 30, 2004: Nil) was due to this company.

      During 2005, the Company provided mine reclamation management and engineering support services of $80,337 (2004: $421,182; 2003: $135,017)
      on a cost plus basis to a company with common directors. At September 30, 2005, an amount of $80,337 (September 30, 2004: $64,801) was due from this company.

      During 2005, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $20,921 for such services. The executive services are billed on an hourly basis plus out-of-pocket expenses while the administrative services are at the rate of Cdn $6,400 per month. At September 30, 2005, an amount of $28,696 was due from Fortress relating to this agreement.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

14.   SHARE CAPITAL

      a)    Authorized: Unlimited number of common shares without par value

      b)    Issued and Outstanding:

                                                                          Number of
                                                                        Common Shares         Amount
                                                                        -------------   ------------------
Balance at September 30, 2002                                            65,735,066     $      37,466,609
                                                                         ----------     -----------------

Issued for cash:
  Exercise of stock options                                               3,235,000               468,924
                                                                         ----------     -----------------

Balance at September 30, 2003                                            68,970,066     $      37,935,533
                                                                         ----------     -----------------

Issued for cash:
  Private placements, net of issue costs of $476,941 (c)                  6,700,000             7,069,531
  Flow-through private placements, net of issue costs of $152,578 (c)     3,250,000             5,339,438
  Exercise of stock options                                                 715,000               546,111
Renunciation effects of flow-through private placements                           -              (585,133)
                                                                         ----------     -----------------

                                                                         10,665,000            12,369,947
                                                                         ----------     -----------------

Balance at September 30, 2004                                            79,635,066     $      50,305,480
                                                                         ----------     -----------------

Issued for cash:
  Flow-through private placement, net of issue costs of $227,470 (c)      1,000,000             5,574,316
  Exercise of stock options                                                 787,000               418,365
Issued for mineral property acquisition (d)                                 147,000               906,722
Fair value of stock options exercised                                             -               374,997
Renunciation effects of flow-through private placements                           -            (1,434,096)
                                                                         ----------     -----------------

                                                                          1,934,000             5,840,304
                                                                         ----------     -----------------

Balance at September 30, 2005                                            81,569,066     $      56,145,784
                                                                         ==========     =================

      c)    Private Placements (Note 22)

            In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of Cdn $7.00 per share for gross proceeds of Cdn $7,000,000 ($5,801,786). Share issue costs of $227,470 were incurred, comprised of $224,097 for finders' fees and $3,373 for related expenses, resulting in net proceeds of $5,574,316 from the private placement. These funds are restricted to eligible Canadian exploration expenditures which will be renounced to the subscribers in February 2006.

            In November 2003 and September 2004, the Company completed private placements of 3,250,000 flow-through common shares at prices of Cdn $1.10 and Cdn $4.00 per share for gross proceeds of Cdn $7,200,000 ($5,492,016). Share issue costs of $152,578 were incurred for finders' fees resulting in net proceeds of $5,339,438 from the private placements. These funds are restricted to eligible Canadian exploration expenditures.

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

14.   SHARE CAPITAL (continued)

            In December 2003, the Company completed a private placement of 6,700,000 common shares at a price of Cdn $1.50 per share for gross proceeds of Cdn $10,050,000 ($7,656,090). Share issue costs of $586,559 were incurred, comprised of $476,941 for finders' fees and $109,618 for related expenses, resulting in net proceeds of $7,069,531 from the private placement.

      d)    Mineral Property

            In September 2005, the Company issued 147,000 common shares at a price of Cdn $7.35 per share for a total value of Cdn $1,080,450 ($906,722) as part of the acquisition of a U.S. uranium property (Note 8).

15.   STOCK OPTIONS

      At September 30, 2005, the Company had a stock-based compensation plan reserving for issuance a maximum of 10,700,000 common shares of the Company, as amended periodically by shareholder approval (the "Plan"). At the last annual general meeting held on March 22, 2005, the shareholders of the Company approved an amendment of the Plan to increase the maximum number of common shares reserved for issuance from 6,700,000 to 10,700,000 common shares, as well as other amendments required to align the Plan with new regulatory requirements. At September 30, 2005, the Company had remaining 3,890,000 common shares available for issuance under the Plan.

      The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options, including vesting provisions, if any, are granted at the discretion of the Company's board of directors. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company's shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years and have no vesting provisions.

      A continuity summary of the stock options granted under the Plan is presented below:

                                                        Years Ended September 30,
                                       2005                        2004                        2003
                              -----------------------   -------------------------    -----------------------
                                           Weighted-                   Weighted-                  Weighted-
                                            Average                    Average                     Average
                                           Exercise                    Exercise                    Exercise
                               Number of   Price per      Number of    Price per      Number of   Price per
                                 Common      Share          Common       Share         Common       Share
                                 Shares     (Cdn $)         Shares      (Cdn $)        Shares      (Cdn $)
                              ----------- -----------     ----------  ----------     ----------- -----------
Balance, beginning of year     1,940,000  $      0.85       670,000   $     0.32      4,055,000  $      0.25

Granted                          710,000         5.28     1,985,000         1.08        250,000         0.31
Exercised                       (787,000)        0.65      (715,000)        1.01     (3,235,000)        0.20
Expired                                -                          -                    (400,000)        0.57
                               ---------  -----------     ---------   ----------     ----------  -----------

Balance, end of year           1,863,000  $      2.62     1,940,000   $     0.85        670,000  $      0.32
                               =========  ===========     =========   ==========     ==========  ===========

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

15.   STOCK OPTIONS (continued)

      A summary of stock options outstanding and exercisable at September 30, 2005 is presented below:

                                               Weighted-
                                                Average           Average
                      Range of Exercise     Exercise Price       Remaining
  Number of            Prices per Share        per Share      Contractual Life
Common Shares              (Cdn $)              (Cdn $)           (Years)
-------------         -----------------     --------------    ----------------
   1,163,000               $1.01                 $1.01             1.16
     610,000           $4.27 to $5.28            $4.97             2.46
      90,000               $7.53                 $7.53             2.94
   ---------                                     -----             ----

   1,863,000                                     $2.62             1.67
   =========                                     =====             ====

      Outstanding options expire between November 2006 and September 2008.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                               Years Ended September 30,
                                     2005                2004                2003
                                    -------            -------             -------
Risk-free interest rate               2.90%              2.81%               4.04%
Expected stock price volatility         87%                93%                 65%
Expected life                       2 years            3 years             3 years
Expected dividend yield                  -                  -                   -

Weighted-average fair value per
 share under options granted        $ 1.66             $ 0.48              $ 0.14
                                    ======             ======              ======

      For 2005, stock-based compensation expense of $1,179,901 (2004: $224,718; 2003: Nil) was recorded by the Company, of which $948,420 (2004: $224,718; 2003: Nil) is included in selling, general and administrative expense and $231,481 (2004: Nil; 2003: Nil) is included in capitalized mineral property expenditures.

      For 2005, the fair value-based method of accounting was applied to stock options granted to employees, including directors, and non-employees. For 2004 and 2003, the weighted-average information above includes the effects of the cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

      Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees during 2004 and 2003 is presented below:

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

15. STOCK OPTIONS (continued)


                                                                  Years Ended September 30,
                                                                    2004              2003
                                                               --------------    --------------
Net income (loss), as reported                                 $   (2,186,679)   $    5,533,152
Additional stock-based compensation expense                          (737,904)          (35,751)
                                                               --------------    --------------
Net income (loss), pro forma                                   $   (2,924,583)   $    5,497,401
                                                               ==============    ==============

Basic and diluted earnings (loss) per share:
  As reported                                                         ($0.03)            $0.08
  Pro forma                                                           ($0.04)            $0.08
                                                               ==============    ==============

   Refer to Note 3

16. CONTRIBUTED SURPLUS

   A continuity summary of contributed surplus is presented below:


                                                                           Years Ended September 30,
                                                                   2005              2004             2003
                                                               --------------    --------------   --------------
Balance, beginning of year                                     $      224,718    $            -   $            -

Retroactive effect of change in accounting policy
 for stock-based compensation (Note 3)                                773,655                 -                -
Stock-based compensation expense as
 a result of stock options granted                                  1,179,901           224,718                -
Value of stock options assigned to share
 capital upon exercise of stock options                              (374,997)                -                -
                                                               --------------    --------------   --------------
      Balance, end of year                                     $    1,803,277    $      224,718   $            -
                                                               ==============    ==============   ==============

17. INCOME TAXES

                                                                                September 30,
                                                                   2005              2004             2003
                                                               --------------    --------------   --------------
Combined basic tax rate                                                    40%               40%              40%

Income (loss) from operations                                  $   (2,345,387)   $   (2,186,679)  $    5,533,152
                                                               ==============    ==============   ==============

Income tax recovery at combined basic tax rate                       (938,155)         (874,672)       2,213,261
Change in valuation allowance                                        (529,622)           28,793       (2,448,966)
Other                                                               1,494,578           260,746          235,705
                                                               --------------    --------------   --------------

Tax expense (recovery) per consolidated
financial statements                                           $       26,801    $     (585,133)  $            -
                                                               ==============    ==============   ==============

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

17. INCOME TAXES (continued)


                                                                                 September 30,
                                                                     2005            2004              2003
                                                               --------------    --------------   --------------
Future income tax assets:
  Tax losses and other tax pools carried forward               $    5,122,449    $    5,412,595   $    5,283,133
  Inventory                                                                 -           382,169          382,169
  U.S. mineral properties                                           1,757,728         1,224,421        1,124,872
  Deferred revenue                                                  1,559,059         1,442,637          863,575
                                                               --------------    --------------   --------------

                                                                    8,439,236         8,461,822        7,653,749

Future income tax liability:
  Plant and equipment                                              (1,308,147)       (1,994,567)      (1,215,287)
  Canadian mineral properties                                      (2,062,236)                -                -
  Reclamation and other                                              (591,672)                -                -
                                                               --------------    --------------   --------------

                                                                    4,477,181         6,467,255        6,438,462
Valuation allowance                                                (5,938,078)       (6,467,255)      (6,438,462)
                                                               --------------    --------------   --------------
Net future income tax assets (liabilities)                     $   (1,460,897)   $            -   $            -
                                                               ==============    ==============   ==============

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and that a valuation allowance is required.

At September 30, 2005, the Company had the following non-capital loss carry-forwards available for tax purposes:

Country                                                                              Amount           Expiry
-------------                                                                    --------------   --------------
Canada                                                                           $    1,582,252        2007-2014
United States                                                                        10,765,000        2018-2024
                                                                                 ==============   ==============

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

18. SEGMENTED INFORMATION

   a) Geographic Information

                                                                           Years Ended September 30,
                                                                   2005               2004             2003
                                                               --------------    --------------   --------------
Revenue:
  United States                                                $      130,816    $    2,424,456   $   12,550,018
                                                               ==============    ==============   ==============

Net income (loss):
  Canada                                                       $   (1,885,528)   $     (105,756)  $     (174,372)
  United States                                                      (378,944)       (2,446,602)       6,065,195
  Mongolia                                                           (107,716)          365,679         (357,671)
                                                               --------------    --------------   --------------
                                                               $   (2,372,188)   $   (2,186,679)  $    5,533,152
                                                               ==============    ==============   ==============

Total assets:
  Canada                                                       $   20,883,541    $   13,288,701   $      465,510
  United States                                                    22,784,085        20,769,794       23,047,594
  Mongolia                                                          1,533,945         5,329,060        2,103,148
                                                               --------------    --------------   --------------
                                                               $   45,201,571    $   39,387,555   $   25,616,252
                                                               ==============    ==============   ==============

   b) Major Customers

   The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During 2005, a process milling customer accounted for approximately 33% of total revenues. During 2004, a vanadium customer accounted for approximately 65% of total revenues. During 2003, a process milling customer accounted for approximately 89% of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

19. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                September 30,
                                                                    2005              2004            2003
                                                               --------------    --------------   --------------
Non-cash investing and financing activities:
 Issuance of common shares for mineral property                $      906,722    $            -   $            -

Cash received for interest                                            676,206           528,730          491,157
                                                               ==============    ==============   ==============

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

20. COMMITMENTS AND CONTINGENCIES

   In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), which was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004, the Company received a formal complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company answered the complaint, disputing the claim, asserting among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result, there is no preference liability. As a result of a settlement between the former customer and Shaw, the formal complaint against the Company was dismissed in September 2005 without payment and without any liability to the Company. This matter is now closed.

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

   The Company is required to comply with environmental protection laws and regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

   The Company has committed to payments under operating leases for the rental of office space and office equipment for both the Denver and Saskatoon offices which expire from May 31, 2008 to July 31, 2010. The future minimum lease payments are as follows:

Fiscal Year
-----------
2006                                                           $      102,890
2007                                                                  139,589
2008                                                                   93,297
2009                                                                   42,564
2010                                                                   32,235
                                                               ==============

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

21. Financial Instruments

   a) Credit Risk

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

   b) Fair Values

      The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

      The fair value of the Company's portfolio investments will fluctuate with market prices. At September 30, 2005, the market value of these securities exceeded the book value by $4,953,965 (September 30, 2004: $3,204,347). The fair values of the Company's restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.

22. SUBSEQUENT EVENTS

   On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648).

   On November 25, 2005, the Company announced a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500.

   Subsequent to September 30, 2005, the Company received certain uranium ore under a toll milling agreement whereby the Company will earn a total of $1,365,000 in two equal instalments. In November 2005, the Company issued the first invoice for $682,500.

23. COMPARATIVE FIGURES

   Certain comparative figures have been reclassified to conform to the current year's presentation.

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

   a) Cash and Cash Equivalents

      U.S. GAAP requires that funds raised through the issuance of flow - through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

   b) Short and Long-Term Investments

      Under Canadian GAAP, investments in available-for-sale securities are carried at the lower of cost and estimated fair market value. Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders' equity.

   c) Plant and Equipment

      Under Canadian GAAP, the Company's surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

   d) Mineral Properties

      Under Canadian GAAP, the Company capitalizes mineral property exploration expenditures as disclosed in Note 2(l). Under U.S. GAAP, all exploration costs incurred before a commercially mineable deposit is established must be expensed as incurred. For 2005, the equity in loss of Fortress Minerals Corp. of $678,953 increased by $1,995,099 as a result of expensing all capitalized mineral property expenditures incurred by Fortress.

   e) Joint Ventures

      Under Canadian GAAP, investments in jointly-controlled entities can be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in incorporated joint ventures are accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. These differences affect only the display and classification of financial statement items excluding shareholders' equity and net income.

   f) Goodwill

      Under Canadian GAAP, the Company's formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation ("Thornbury") has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

   g) Liabilities

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

   h) Subsidiaries

      Under Canadian GAAP, gains on dilution of interests in a subsidiary are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a subsidiary in the exploration stage and instead is accounted for as a capital transaction.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

   i) Stock-Based Compensation

      Under Canadian GAAP, the Company retroactively adopted, without restatement, amended standards requiring a fair value-based method of accounting for stock options granted to employees, including directors, and non-employees effective October 1, 2004. Under U.S. GAAP, the Company may continue to measure stock options granted to employees using the intrinsic value-based method whereby stock-based compensation is measured as the excess of the market price on the grant date over the exercise price. In order to remain consistent with the adoption under Canadian GAAP, the Company has elected under U.S. GAAP to retroactively adopt the fair value-based method of accounting for stock options granted to employees. Under U.S. GAAP, such retroactive adoption requires restatement of prior periods.

   Consolidated Balance Sheets

                                                                        September 30,
                                                                   2005               2004
                                                               --------------    --------------
Cash and cash equivalents:
   Under Canadian GAAP                                         $    6,111,119    $   12,044,955
   Restricted cash from flow-through financings (a)                (4,127,758)       (3,840,231)
                                                               --------------    --------------
   Under U.S. GAAP                                                  1,983,361         8,204,724
                                                               ==============    ==============

Restricted cash:
   Under Canadian GAAP                                         $            -    $            -
   Restricted cash from flow-through financings (a)                 4,127,758         3,840,231
                                                               --------------    --------------
   Under U.S. GAAP                                                  4,127,758         3,840,231
                                                               ==============    ==============

Short-term investments:
   Under Canadian GAAP                                         $            -    $    1,089,960
   Unrealized gain on available-for-sale securities (b)                     -         1,699,059
                                                               --------------    --------------
   Under U.S. GAAP                                             $            -    $    2,789,019
                                                               ==============    ==============

Long-term investments:
   Under Canadian GAAP                                         $    4,938,055    $      892,221
   Unrealized gain on available-for-sale securities (b)             7,273,905         3,204,347
   Additional equity in loss of Fortress Minerals Corp. (d)        (1,995,099)                -
                                                               --------------    --------------
Under U.S. GAAP                                                $   10,216,861    $    4,096,568
                                                               ==============    ==============

Plant and equipment, net
   Under Canadian GAAP                                         $    3,217,702    $    2,786,570
   Accumulated depreciation of assets held for resale (c)             301,444           332,482
                                                               --------------    --------------
   Under U.S. GAAP                                             $    3,519,146    $    3,119,052
                                                               ==============    ==============

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Balance Sheets (continued)

Mineral properties:
   Under Canadian GAAP                                         $   13,412,885    $    6,171,263
   Mineral property costs expensed as incurred (d)                (13,412,885)       (6,171,263)
                                                               --------------    --------------
   Under U.S. GAAP                                             $            -    $            -
                                                               ==============    ==============

Other liability:
   Under Canadian GAAP                                         $            -    $            -
   Effects of flow-through financings (g)                           1,369,522                 -
                                                               --------------    --------------
   Under U.S. GAAP                                             $    1,369,522    $            -
                                                               ==============    ==============

Share capital:
   Under Canadian GAAP                                         $   56,145,784    $   50,305,480
   Effects of 1997 amalgamation (f)                                  (615,970)         (615,970)
   Effects of flow-through financings (g)                             335,923           271,349
                                                               --------------    --------------
   Under U.S. GAAP                                             $   55,865,737    $   49,960,859
                                                               ==============    ==============

Additional paid-in capital:
   Under Canadian GAAP                                         $            -    $            -
   Adjust dilution gain from subsidiary interests (h)               2,646,871           548,549
                                                               --------------    --------------
   Under U.S. GAAP                                             $    2,646,871    $      548,549
                                                               ==============    ==============

Contributed surplus:
   Under Canadian GAAP                                         $    1,803,277    $      224,718
   Retroactive adoption relating to stock-based
      compensation (i)                                                      -           773,655
                                                               --------------    --------------
Under U.S. GAAP                                                $    1,803,277    $      998,373
                                                               ==============    ==============

Deficit:
   Under Canadian GAAP                                         $  (33,143,559)   $  (29,997,716)
   Accumulated depreciation of assets held for resale (c)             301,444           332,482
   Mineral property costs expensed as incurred (d)                (13,412,885)       (6,171,263)
   Additional equity in loss of Fortress Minerals Corp. (d)        (1,995,099)                -
   Effects of 1997 amalgamation (f)                                   615,970           615,970
   Effects of flow-through financings (g)                          (1,705,445)         (271,349)
   Adjust dilution gain from subsidiary interests (h)              (2,646,871)         (548,549)
   Retroactive adoption relating to stock-based
        compensation (i)                                                     -         (773,655)
                                                               --------------    --------------
   Under U.S. GAAP                                             $  (51,986,445)   $  (36,814,080)
                                                               ==============    ==============

Accumulated other comprehensive income:
   Under Canadian GAAP                                         $            -    $            -
   Unrealized gain on available-for-sale securities (b)             7,273,905         4,903,406
                                                               --------------    --------------
   Under U.S. GAAP                                             $    7,273,905    $    4,903,406
                                                               ==============    ==============

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      Consolidated Statements of Operations

                                                                   September 30,
                                                         2005           2004           2003
                                                    ------------    -----------    -----------
Net earnings (loss) for the year, under
 Canadian GAAP                                      $ (2,372,188)   $(2,186,679)   $ 5,533,152
  Depreciation of assets held for resale (c)             (31,038)      (100,293)       209,541
  Mineral property costs expensed as incurred (d)     (7,241,622)    (4,394,281)    (1,238,085)
  Additional equity in loss of Fortress
   Minerals Corp. (d)                                 (1,995,099)             -              -
  Effects of flow-through financings (g)              (1,434,096)      (271,349)             -
  Adjust dilution gain from subsidiary interests
   (h)                                                (2,098,322)      (548,549)             -

  Retroactive adoption relating to stock-based
   compensation (i)                                            -       (737,904)       (35,751)
                                                    ------------    -----------    -----------

Net earnings (loss) for the year, under U.S. GAAP    (15,172,365)    (8,239,055)     4,468,857

Unrealized gain on available-for-sale securities
 (b)                                                   2,370,499      3,974,131        929,275
                                                    ------------    -----------    -----------

Comprehensive earning (loss) under U.S. GAAP        $(12,801,866)   $(4,264,924)   $ 5,398,132
                                                    ============    ===========    ===========

Basic and diluted net earnings (loss) per
 share under U.S. GAAP                              $      (0.19)   $     (0.11)   $      0.07
                                                    ============    ===========    ===========

Consolidated Statements of Cash Flows

                                                                        September 30,
                                                          2005              2004          2003
                                                        ------------   ------------    -----------
Net cash used in operating activities:
  Under Canadian GAAP                                  $ (4,414,006)   $   (884,097)   $(4,396,379)
  Mineral property costs expensed as incurred (d)        (9,264,765)     (4,186,908)    (1,356,166)
                                                        ------------   ------------    -----------

  Under U.S. GAAP                                      $(13,678,771)   $ (5,071,005)   $(5,752,545)
                                                       ============    ============    ===========

Net cash provided by (used in) investing activities:
  Under Canadian GAAP                                  $ (7,497,032)   $ (4,859,839)   $ 1,148,438
  Mineral property costs expensed as incurred (d)         9,264,765       4,186,908      1,356,166
                                                        ------------   ------------    -----------

  Under U.S. GAAP                                      $  1,767,733    $   (672,931)   $ 2,504,604
                                                       ============    ============    ===========

Net cash provided by (used in) financing activities:
  Under Canadian GAAP                                  $  5,977,202    $ 14,149,812    $   176,238
  Restricted cash from flow-through financings (a)       (4,127,758)     (3,840,231)             -
                                                        ------------   ------------    -----------

  Under U.S. GAAP                                      $  1,849,444    $ 10,309,581    $   176,238
                                                       ============    ============    ===========

INTERNATIONAL URANIUM CORPORATION

Notes to the Consolidated Financial Statements
Years Ended September 30, 2005, 2004 and 2003
(Expressed in U.S. Dollars, Unless Otherwise Noted)

24. MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      New Accounting Standards

      a) The Emerging Issues Task Force ("EITF") issued EITF 04-02 effective for reporting periods beginning after April 29, 2004 which concludes that mineral rights acquired in a business combination should be accounted for as tangible rather than intangible assets and disclosed as a separate component of property, plant and equipment. EITF 04-03 did not have a material impact on the reconciliation of the Company's consolidated financial statements with U.S. GAAP; and

      b) EITF 04-03 effective for reporting periods beginning after March 31, 2004 addresses the impact of value beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining (i) the allocation of the purchase price of a business combination to mining assets, and (ii) testing mining assets for impairment. EITF 04-03 did not have a material impact on the reconciliation of the Company's consolidated financial statements with U.S. GAAP.

                                INDEX TO EXHIBITS

Exhibit Number    Description
--------------    -----------
4                 Company's Material Contracts

8                 Company's Corporate Structure Chart

11                Code of Ethics for the Directors, Officers and Employees

12                302 Certification

13                906 Certification

15                International Uranium Corporation Audit Committee Charter