Form 40-F
period 2006-12-31
DENISON MINES CORP.
filed 2007-03-30
CIK 1063259

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fifteen months ended: December 31, 2006
Commission file number: 000-24443
DENISON MINES CORP.
(Exact name of registrant as specified in its charter)
Ontario, Canada
(Province or other jurisdiction of incorporation or organization)
1090
(Primary standard industrial classification code number)
Not Applicable
(I.R.S. employer identification number)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2; Phone number: 416-979-1991
(Address and telephone number of registrant’s principal executive offices)
Denison Mines (USA) Corp.
1050 17th Street, Suite 950
Denver, CO 80265
Phone: 303-628-7798
(Name, address and telephone number of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act: Not applicable.
Securities registered pursuant to Section 12(g) of the Act: Common Stock without par value.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.
For annual reports, indicate by check mark the information filed with this form:
☑ Annual Information Form                      ☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 178,142,682 Common Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐           No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☑                     No ☐

TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES	3

AUDIT COMMITTEE FINANCIAL EXPERT	4

CODE OF ETHICS	5

PRINCIPAL ACCOUNTANT FEES AND SERVICES	5

OFF-BALANCE SHEET ARRANGEMENTS	6

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	6

IDENTIFICATION OF THE AUDIT COMMITTEE	6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS	6

SIGNATURES	7

EXHIBIT INDEX	8

Annual Information Form for the 15 Months Ended December 31, 2006

Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders

Audited Financial Statements

Code of Ethics

Consent Letter from PricewaterhouseCoopers LLP

Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

INTRODUCTION
On December 1, 2006, International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined their business operations by way of arrangement under the Ontario Business Corporations Act (the “Denison Arrangement”). Pursuant to the Denison Arrangement, DMI amalgamated with a subsidiary of IUC. The amalgamated companies continued as “Denison Mines Inc.” Under the Denison Arrangement, IUC acquired all of the shares of the newly amalgamated DMI in exchange for IUC shares on the basis of 2.88 IUC shares for each DMI share. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.” In this Form 40-F, Denison Mines Corp. formerly known as International Uranium Corporation, is referred to as the Company.
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2006, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.
The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
B. Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 excluded the operations of DMI, which was acquired by the Company effective December 1, 2006, under the Denison Arrangement. DMI is a wholly-owned subsidiary of the Company. DMI’s total assets and total net sales represented approximately 91% of the book value of consolidated total assets and more than 85% of consolidated net sales, respectively, of the Company as of and for the fifteen month period ended December 31, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

C. Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to guidance issued by the SEC that permits the Company, as a foreign private issuer, to provide only management’s report in this annual report.
D. Changes in Internal Control Over Financial Reporting
There was no significant change in the Company’s internal control over financial reporting that occurred during the fifteen month period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that all three members of its Audit Committee (Mr. Paul F. Little, Ms. Catherine Stefan, and Mr. William A. Rand), are audit committee financial experts, within the meaning of the note to paragraph 8(a) of General Instruction B of Form 40-F, and are also independent within the meaning of United States and Canadian securities regulations. A description of the education and experience of these persons is set forth in the table below:

Education & experience relevant to
Member Name	performance of audit committee duties
Paul F. Little	•	Chartered Accountant (ICAO)
	•	M.B.A. (Finance)
	•	Held position of Chief Financial Officer of one public company and two private companies.

Catherine J.G. Stefan,	•	Chartered Accountant (ICAO)
Chair of the Audit Committee	•	B.Comm
	•	Held position of Chief Operating Officer of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

William R. Rand	•	B.Comm (Accounting)
	•	Has served on audit committees of a number of public companies
Through such education and experience, each of these three members has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has: (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.
The SEC has provided that the designation of an audit committee financial expert does not make him or her an “expert” for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS
The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is included as an exhibit hereto and is on the Company’s website at http://www.denisonmines.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees billed to the Company by its external auditor during the financial year ended September 30, 2005, and the fifteen month period ended December 31, 2006. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: (i) 1.134 for 2006 and (ii) 1.223 for 2005. The Company’s external auditor was also the auditor for DMI prior to the Denison Arrangement. Fees billed to DMI by the external auditor for the corresponding period are set forth in the footnotes below.

Financial Year		Audit Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
September 30, 2005	$68,805	$17,202	$28,891	Nil
December 31, 2006	$79,075	$93,821	$33,183	$37,504

Notes:

(1)	The aggregate fees billed for audit services. Corresponding amounts for DMI are as follows: (i) for 2006, $65,894; and (ii) for 2005, $50,000.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Corresponding amounts for DMI are as follows: (i) for 2006, $49,334 and (ii) for 2005, $17,467.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. Corresponding amounts for DMI are as follows: (i) for 2006, $32,717 and (ii) for 2005, $9,470.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns for 2006, all of which amount was billed on account of services relating to the Denison Arrangement. Corresponding amounts for DMI are as follows: (i) for 2006, $111,640 and (ii) for 2005, $4,126. DMI amounts in 2006 were billed on account of services relating to DMI’s public offering completed in March 2006, as to $87,830, and on account of services relating to the Denison Arrangement, as to $23,810.
The Company’s audit committee mandate provides “All auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation. In no circumstances shall the Corporation’s auditors provide any non-audit services to the Corporation that are prohibited by applicable law or regulation.”
The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2005	2006
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	N/A	100%

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
At December 31, 2006, the Company had a reclamation liability of $18,447,000, the timing of which will depend upon the Company’s business objectives.
In addition, the Company’s contractual obligations as of December 31, 2006, were as follows:

		Less Than			After
	Total	One Year	1-3 Years	4-5 Years	5 Years
Operating lease obligations	$1,365,000	$249,000	$375,000	$239,000	$502,000
IDENTIFICATION OF THE AUDIT COMMITTEE
Not applicable since the Company is not a listed issuer.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
Concurrent with the filing of this Form 40-F, the Company is filing with the SEC a Form F-X in connection with its common stock. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Registrant: Denison Mines Corp.

By:	/s/ E. Peter Farmer

Title:	Chief Executive Officer

Date:	March 30, 2007

EXHIBIT INDEX
99.1	Annual Information Form for the 15 Months Ended December 31, 2006

99.2	Management’s Discussion and Analysis

99.3	Audited Annual Financial Statements (see Note 26 for a Reconciliation of financial statements to US GAAP).

99.4	Code of Ethics

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code