Form 40-F
period 2007-12-31
DENISON MINES CORP.
filed 2008-03-31
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the twelve months ended: December 31, 2007
Commission file number: 000-24443
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 189,731,635 Common Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
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
DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2007, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.
The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and may make such modifications from time to time as it considers necessary.
B. Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.
C. Report of the Independent Auditors, PricewaterhouseCoopers LLC
The report of the Company’s independent auditors regarding internal control over financial reporting is included as an Exhibit to this Form 40-F.

D. Changes in Internal Control Over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

Member Name	Education & experience relevant to performance of audit committee duties

Paul F. Little	• Chartered Accountant (ICAO)
• M.B.A. (Finance)
• Held position of Chief Financial Officer of one public company and two private companies.

Catherine J.G. Stefan,	• Chartered Accountant (ICAO)
Chair of the Audit	• B.Comm
Committee
•   Held position of Chief Operating Officer of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

William R. Rand	• B.Comm (Accounting)
• LLB, LLM, with extensive corporate finance experience
• Has served on audit committees of a number of public companies
Through such education and experience, each of these three members has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has: (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; (4) an understanding of internal controls over financial reporting; and (5) an understanding of audit committee functions.
The SEC has provided that the designation of an audit committee financial expert does not make him or her an “expert” for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS
The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the chief executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is available on the Company’s website at http://www.denisonmines.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees billed to the Company by its external auditor during the financial year ended December 31, 2007 and the fifteen month period ended December 31, 2006. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: 1.0749 for 2007, and 1.134 for 2006. The Company’s external auditor was also the auditor for DMI prior to the Denison Arrangement. Fees billed to DMI by the external auditor for the fifteen month period ended December 31, 2006 are also noted below.

Periods Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2006	$79,075	$93,821	$33,183	$37,504
December 31, 2007	$301,882	$247,832	$108,889	$29,710

Notes:

(1)	The aggregate fees billed for audit services. Corresponding amounts for DMI for 2006 are $65,894.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Corresponding amounts for DMI for 2006 are $49,334.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. Corresponding amounts for DMI for 2006 are $32,717.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2007, “All Other Fees” relates to due diligence reporting of the IUC/DMI merger. For 2006, the amount was billed on account of services relating to the Denison Arrangement. Corresponding amounts for DMI for 2006 are $111,640. DMI amounts in 2006 were billed on account of services relating to DMI’s public offering completed in March 2006, as to $87,830, and on account of services relating to the Denison Arrangement, as to $23,810.
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

	2006	2007
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
At December 31, 2007, the Company had a reclamation liability of $20,389,000, the timing of which will depend upon the Company’s business objectives.

In addition, the Company’s contractual obligations as of December 31, 2007, were as follows:

		Less Than			After
	Total	One Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$2,753,000	$767,000	$974,000	$643,000	$369,000
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Mr. Paul F. Little, Ms. Catherine Stefan, and Mr. William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”
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
B. Consent to Service of Process
The Company has previously filed with the SEC a Form F-X in connection with its common stock. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Denison Mines Corp.
By:	s/E. Peter Farmer
Title: Chief Executive Officer
Date: March 28, 2008

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2007

99.2	Management’s Discussion and Analysis

99.3	Audited Annual Financial Statements for the Year ended December 31, 2007 including Report from PricewaterhouseCoopers LLP, Independent Auditors

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code