Form 40-F
period 2008-12-31
DENISON MINES CORP.
filed 2009-04-01
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the twelve months ended: December 31, 2008
Commission file number: 001-33414
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 197,295,415 Common Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐      No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☑      No ☐

DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2008, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.
The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.
B. Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective. The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.
C. Report of the Independent Auditors, PricewaterhouseCoopers LLP
The report of the Company’s independent auditors regarding the audit of the Company’s internal control over financial reporting is included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F .
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

Catherine J.G. Stefan, Chair of the Audit Committee
•    Chartered Accountant (ICAO)
•    B.Comm
•    Held position of Senior Vice President of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

William A. Rand	• B.Comm (Accounting)
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

CODE OF ETHICS
The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the chief executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at http://www.denisonmines.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees billed to the Company by its external auditor during the financial year ended December 31, 2008. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average Cdn$/US$ annual exchange rate of: $1.0660 for 2008 and $1.0749 for 2007.

Periods		Audit Related
Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2007	$301,882	$247,832	$108,889	$29,710
December 31, 2008	$402,586	$163,037	$203,403	$38,884
Notes:

(1)	The aggregate fees billed for audit services.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)
The aggregate fees billed for professional services other than those listed in the other three columns. For 2008, “All Other Fees” relates to assisting the Company with the adoption of International Financial Reporting Standards. For 2007, “All Other Fees” relates to due diligence reporting with respect to the combination of International Uranium Corporation and Denison Mines Inc. by way of arrangement under the Ontario Business Corporations Act.

The Company’s audit committee mandate provides: “All auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation. In no circumstances shall the Corporation’s auditors provide any non-audit services to the Corporation that are prohibited by applicable law or regulation.”
The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2007	2008
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
At December 31, 2008, the Company had a reclamation liability of $19,346,000, consisting of $11,436,000 for U.S. mill and mine obligations, $6,734,000 for Elliot Lake and $1,176,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2008 are as follows (amounts in thousands):

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$100,523	$464	$100,030	$29	$—
Operating lease obligations	$2,820	$953	$1,271	$400	$196
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Mr. Paul F. Little, Ms. Catherine J. G. Stefan, and Mr. William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”
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
Registrant: Denison Mines Corp.

By:	/s/ E. Peter Farmer

Title: Chief Executive Officer
Date: March 31, 2009

EXHIBIT INDEX
99.1	Annual Information Form for the Year Ended December 31, 2008

99.2
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2008 (Exhibit 2 of the Registrant’s Form 6-K furnished to the Commission on March 18, 2009)

99.3
Audited Financial Statements for the Years Ended December 31, 2008 and 2007 (Exhibit 1 of the Registrant’s Form 6-K furnished to the Commission on March 26, 2009) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code