Form 40-F/A
period 2008-12-31
DENISON MINES CORP.
filed 2009-11-09
CIK 1063259

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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 197,295,415 Common Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days. Yes ☑ No ☐

AMENDMENTS
This Amendment No. 1 to Form 40-F is being filed solely for purposes of filing revised Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a). These revised officers’ certifications included with this Amendment replace the officers’ certifications originally filed with the Form 40-F under Exhibit 99.5. No other changes are being made to the Form 40-F.
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

3

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.
Registrant: Denison Mines Corp.

By:	/s/ Ron F. Hochstein

	Title:	President and Chief Executive Officer

Date: November 9th, 2009

4

EXHIBIT INDEX

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

5