Form 40-F
period 2009-12-31
DENISON MINES CORP.
filed 2010-03-29
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the twelve months ended: December 31, 2009
Commission file number: 001-33414
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 339,720,415 Common Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐       No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Registrant is not yet required to submit and post such files.
Yes ☑       No ☐

DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2009, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.
C. Report of the Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP
The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.
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

Education & experience relevant to
Member Name	performance of audit committee duties

Paul F. Little*	• Chartered Accountant (ICAO)
• M.B.A. (Finance)
• Held position of Chief Financial Officer of one public company and two private companies.

Catherine J.G. Stefan,	• Chartered Accountant (ICAO)
Chair of the Audit Committee	• B.Comm

•    Held position of Senior Vice President of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

William A. Rand	• B.Comm (Accounting)
• Two law degrees, with extensive corporate finance experience
• Has served on audit committees of a number of public companies

*
After years of service as a director of Denison and its predecessor companies, Mr. Little has decided not to stand for re-election to the Board at the annual meeting of shareholders to be held on May 6, 2010.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2009 and 2008. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average Cdn$/US$ annual exchange rate of: $1.1420 for 2009 and $1.0660 for 2008.

Periods		Audit Related
Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2008	$402,586	$163,037	$203,403	$38,884
December 31, 2009	$419,360	$117,259	$118,035	$266,454

Notes:

(1)	The aggregate fees billed for audit services.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing, tax return preparation, and tax advice on the terminated Northern acquisition.

(4)
The aggregate fees billed for professional services other than those listed in the other three columns. For 2009, “All Other Fees” relates to the Company’s equity financings during the year, the terminated Northern acquisition and preparatory work in connection with the adoption of International Financial Reporting Standards. For 2008, “All Other Fees” relates to assisting the Company in preparing for the adoption of International Financial Reporting Standards.

The Company’s audit committee mandate and charter provides that the audit committee shall (i) approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees, and (ii) pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.
The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2008	2009
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
At December 31, 2009, the Company had a reclamation liability of $17,906,000, consisting of $8,609,000 for U.S. mill and mine obligations, $8,155,000 for Elliot Lake and $1,142,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2009 are as follows (amounts in thousands):

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years
Debt Obligations	$1,064	$869	$122	$73	$—
Operating lease obligations	$4,067	$2,731	$882	$322	$132

TOTAL	$5,131	$3,600	$1,004	$395	$132
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Mr. Paul F. Little, Ms. Catherine J. G. Stefan, and Mr. William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”
INTERACTIVE DATA FILE
The Company is not required to provide an interactive data file pursuant to 15(a)(iii) of Form 40-F until fiscal periods ending on or after June 15, 2011.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
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
Registrant: Denison Mines Corp.

By:	/s/ Ron F. Hochstein

	Title:	President and Chief Executive Officer
	Date:	March 29, 2010

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2009

99.2
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2009 (Exhibit 2 of the Registrant’s Form 6-K furnished to the Commission on March 18, 2010)

99.3
Consolidated Audited Financial Statements for the Years Ended December 31, 2009 and 2008 (Exhibit 3 of the Registrant’s Form 6-K furnished to the Commission on March 18, 2010) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code