Form 40-F
period 2011-12-31
DENISON MINES CORP.
filed 2012-03-29
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2011

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

☒  Annual Information Form                            ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 384,660,915 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     Yes  ☒    No  ☐

Annual Information Form for the 12 Months Ended December 31, 2011

Management’s Discussion and Analysis for the 12 Months ended December 31, 2011

Audited Financial Statements for the 12 Months Ended December 31, 2011 and December 31, 2010

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

Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2011, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with International Financial Reporting Standards. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.

C. Report of the Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2011 and 2010. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average Cdn$/US$ annual exchange rate of: $0.989 for 2011 and 1.030 for 2010.

	00000	00000	00000	00000
Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2010	$506,238	$142,689	$28,075	$158,010
December 31, 2011	$540,952	$178,346	$37,516	$53,079

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2010, “All Other Fees” relates to the Company’s equity financing during the year and work in connection with the adoption of International Financial Reporting Standards. For 2011, “All Other Fees” relates to the Company’s equity financing during the year.

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

	2010	2011
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2011, the Company had a reclamation liability of $21,576,000, consisting of $7,140,000 for U.S. mill and mine obligations, $11,800,000 for Elliot Lake obligations and $2,636,000 for the McClean Lake and Midwest joint ventures obligations.

In addition, the Company’s contractual obligations at December 31, 2011 are as follows:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Debt Obligations	$221	111	110	__	__
Operating lease and other obligations	$13,898	7,610	5,517	755	16

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Mr. Brian D. Edgar, Ms. Catherine J. G. Stefan, and Mr. William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”

INTERACTIVE DATA FILE

An interactive data file is not yet required to be filed since the Company prepares its financial statements in accordance with International Financial Reporting Standards.

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

Registrant: Denison Mines Corp.

By:	/s/ Ron F. Hochstein
Title:	President and Chief Executive Officer
Date:	March 29, 2012

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2011

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2011 (Exhibit 2 of the Registrant’s Form 6-K furnished to the Commission on March 14, 2012)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2011 and 2010 (Exhibit 3 of the Registrant’s Form 6-K furnished to the Commission on March 14, 2012) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Mine Safety Disclosure Required Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Implementing Regulations

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code