Form 40-F
period 2012-12-31
DENISON MINES CORP.
filed 2013-03-15
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2012	Commission file number: 001-33414

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

CT Corporation System

111 Eighth Avenue

13th Floor

New York, NY 10011

Phone number: 212-894-8800

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 388,805,915 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

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

    Yes  ☐             No  ☐

DISCLOSURE CONTROLS AND PROCEDURES	3

AUDIT COMMITTEE FINANCIAL EXPERT	4

CODE OF ETHICS	5

PRINCIPAL ACCOUNTANT FEES AND SERVICES	5

OFF-BALANCE SHEET ARRANGEMENTS	6

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	6

IDENTIFICATION OF THE AUDIT COMMITTEE	6

INTERACTIVE DATA FILE	6

MINE SAFETY DISCLOSURE	6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS	7

SIGNATURES	8

EXHIBIT INDEX	9

Annual Information Form for the 12 Months Ended December 31, 2012

Management’s Discussion and Analysis for the 12 Months ended December 31, 2012

Audited Financial Statements for the 12 Months Ended December 31, 2012 and December 31, 2011

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

Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2012, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with International Financial Reporting Standards. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective.

C. Report of the Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

D. Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that all three members of its Audit Committee (Ms. Catherine Stefan, Mr. Brian D. Edgar and Mr. William A. Rand), are audit committee financial experts, within the meaning of the note to paragraph 8(a) of General Instruction B of Form 40-F, and are also independent within the meaning of United States and Canadian securities regulations. A description of the education and experience of these persons is set forth in the table below:

Member Name	Education & experience relevant to performance of audit committee duties

Catherine J.G. Stefan, Chair of the Audit Committee

•      Chartered Accountant, Chartered Professional Accountant

•      B.Comm

•      Held position of Chief Operating Officer of O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

Brian D. Edgar

•      Law degree, with extensive corporate finance experience

•      Held positions of Chairman since 2011 and President and Chief Executive Officer of a public company from 2005 to 2011.

•      Has served on audit committees of a number of public companies

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at http://www.denisonmines.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2012 and 2011. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average Cdn$/US$ annual exchange rate of: $0.9997 for 2012, and $0.9891 for 2011.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2011	$540,952	$178,346	$37,516	$53,079
December 31, 2012	$420,851	$133,564	$0	$304,796

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2011, “All Other Fees” relates to the Company’s equity financing during the year. For 2012, “All Other Fees” relates to the audit of the Company’s U.S. mining subsidiaries’ financial statements and consents provided in connection with the sale of such subsidiaries to Energy Fuels Inc. (“EFR”) by way of a plan of arrangement.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2011	2012
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements at December 31, 2012 are as follows:

In connection with the Company’s sale of its U.S. Mining Division to EFR on June 29, 2012, the Company remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company due to its obligation to indemnify EFR. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2012, the Company had a reclamation liability of $15,664,000, consisting of $12,673,000 for Elliot Lake obligations and $2,291,000 for the McClean Lake and Midwest joint ventures obligations.

In addition, the Company’s contractual obligations at December 31, 2012 are as follows:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Debt Obligations	$229	125	94	10	—
Operating lease and other obligations	$1,070	404	553	113	—

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Catherine J. G. Stefan and Messrs. Brian D. Edgar and William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”

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

Registrant: Denison Mines Corp.

By:	/s/ Ron F. Hochstein
Title:	Chief Executive Officer
Date:	March 15, 2013

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2012

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2012 (Exhibit 4 of the Registrant’s Form 6-K furnished to the Commission on March 8, 2013)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2012 and 2011 (Exhibit 5 of the Registrant’s Form 6-K furnished to the Commission on March 8, 2013) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Mine Safety Disclosure Required Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Implementing Regulations

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code