Form 40-F
period 2013-12-31
DENISON MINES CORP.
filed 2014-03-19
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 482,003,444 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

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

Yes  ☐            No   ☐

DISCLOSURE CONTROLS AND PROCEDURES	4

AUDIT COMMITTEE FINANCIAL EXPERT	5

CODE OF ETHICS	6

PRINCIPAL ACCOUNTANT FEES AND SERVICES	6

OFF-BALANCE SHEET ARRANGEMENTS	7

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	7

IDENTIFICATION OF THE AUDIT COMMITTEE	7

INTERACTIVE DATA FILE	7

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS	7

SIGNATURES	9

EXHIBIT INDEX	10

Annual Information Form for the 12 Months Ended December 31, 2013

Management’s Discussion and Analysis for the 12 Months ended December 31, 2013

Audited Financial Statements for the 12 Months Ended December 31, 2013 and December 31, 2012

Consent Letter from PricewaterhouseCoopers LLP

Company’s amended code of ethics

Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Consent of Roscoe Postle Associates Inc.

Consent of Leo R. Hwozdyk, P.Eng.

Consent of Thomas C. Pool, P.E.

Consent of Neil N. Gow, P.Geo.

Consent of Richard E. Routledge, M.Sc., P.Geo.

Consent of Luke Evans, M.Sc., P.Eng.

Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.

Consent of William E. Roscoe, Ph.D., P.Eng.

Consent of SGS Canada Inc. (formerly Geostat Systems International Inc.)

Consent of Michel Dagbert, P.Eng.

Consent of GeoVector Management Inc.

Consent of Allan Armitage, Ph.D., P.Geol.

Consent of Alan Sexton, M.Sc., P.Geol.

Consent of CSA Global (UK) Ltd.

Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2013, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with International Financial Reporting Standards. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective. The Company completed a takeover of Rockgate Capital Corp. (“Rockgate”) by acquiring 89.7% of the outstanding shares of Rockgate at December 31, 2013, and the remaining 10.3% on January 17, 2014. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 does not include the operations of Rockgate. Rockgate’s assets represented approximately 8% of the book value of the consolidated total assets for the Company at December 31, 2013. Under guidelines established by the SEC, companies are permitted to exclude the operation of controls in recently acquired entities from their assessment of internal control over financial reporting during the first year after an acquisition while the acquired company is integrated into the Company’s control environment.

C. Report of the Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

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

•   Chartered Accountant (ICAO),

•   Chartered Professional Accountant (ICPAO)

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. In August 2013, the Company’s board of directors approved amendments to the Company’s code of ethics to add provisions requiring compliance with Canada’s Corruption of Foreign Public Officials Act and any other anti-bribery or anti-corruption laws that may be applicable. A current copy of the amended code of ethics is on the Company’s website at http://www.denisonmines.com and is filed as an exhibit to this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2013 and 2012. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average CAD$/US$ annual exchange rate of: $1.0298 for 2013 and $0.9997 for 2012.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2012	$420,851	$133,564	$0	$304,796
December 31, 2013	$295,401	$121,134	$0	$123,737

Notes:
(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2012, “All Other Fees” relates to the audit of the Company’s U.S. mining subsidiaries’ financial statements and consents provided in connection with the sale of such subsidiaries to Energy Fuels Inc. (“EFR”) by way of a plan of arrangement. For 2013, “All Other Fees” relates to the Company’s acquisitions of JNR Resources Inc., Fission Energy Corp. and Rockgate.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2012	2013
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

Under Canadian reporting rules, none of the Company’s obligations are characterized as off-balance sheet arrangements. Pursuant to Form 40F, the Company is required to disclose the following off-balance sheet arrangements at December 31, 2013:

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

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. This matter was heard before an arbitrator in November, 2013 and a decision in favour of DUSA was granted in January 2014. The amount of damages to be recovered by the Company as a result of this ruling is not known at this time.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2013, the Company had a reclamation liability of $12,208,000, consisting of $10,008,000 for Elliot Lake obligations and $2,200,000 for the McClean Lake and Midwest joint ventures obligations.

In addition, the Company’s contractual obligations at December 31, 2013 are as follows:

					After 5 Years
(in thousands)	Total	1 Year	2-3 Years	4-5 Years
Debt Obligations	$97	55	42	—	—
Operating lease and other obligations	$687	369	301	17	—

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

Registrant: Denison Mines Corp.

By:	s/ Ron F. Hochstein
Title:	Chief Executive Officer

Date:	March 19, 2014

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2013

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2013 (Exhibit 4 of the Registrant’s Form 6-K furnished to the Commission on March 10, 2014)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2013 and 2012 (Exhibit 3 of the Registrant’s Form 6-K furnished to the Commission on March 10, 2014) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Company’s amended code of ethics

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.8	Consent of Roscoe Postle Associates Inc.

99.9	Consent of Leo R. Hwozdyk, P.Eng.

99.10	Consent of Thomas C. Pool, P.E.

99.11	Consent of Neil N. Gow, P.Geo.

99.12	Consent of Richard E. Routledge, M.Sc., P.Geo.

99.13	Consent of Luke Evans, M.Sc., P.Eng.

99.14	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.

99.15	Consent of William E. Roscoe, Ph.D., P.Eng.

99.16	Consent of Geostat Systems International Inc.

99.17	Consent of Michel Dagbert, P.Eng.

99.18	Consent of GeoVector Management Inc.

99.19	Consent of Allan Armitage, Ph.D., P.Geol.

99.20	Consent of Alan Sexton, M.Sc., P.Geol.

99.21	Consent of CSA Global (UK) Ltd.

99.22	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG