Form 40-F/A
period 2013-12-31
DENISON MINES CORP.
filed 2014-04-03
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________

FORM 40-F
(Amendment No. 1)
_____________________

(Check One)

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the year ended:  December 31, 2013

Commission file number:  001-33414

_____________________

DENISON MINES CORP.
(Exact Name of Registrant as specified in its charter)

_____________________

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

_____________________

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

☐  Yes                      ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

☒ Yes                    ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Not applicable

☐ Yes                     ☐   No

EXPLANATORY NOTE

Denison Mines Corp. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “Original Filing”), as originally filed with the Securities and Exchange Commission  on March 19, 2014, for the sole purpose of refiling the Audited Consolidated Financial Statements of the Company as of and for the years ended December 31, 2013 and 2012 (the “Financial Statements”), included as Exhibit 99.3 to the Original Filing, to include the Independent Auditor’s Report with respect thereto and the statements and disclosures under the headings “Responsibility for Financial Statements,” “Management’s Report on Internal Control Over Financial Reporting” and “Changes to Internal Control Over Financial Reporting.”  The Auditor’s Report and such statements and disclosures were inadvertently not included in the Financial Statements included in the Original Filing.  For the avoidance of doubt, the inclusion of the Auditor’s Report and such statements and disclosures is the sole change made by this Amendment No. 1 to the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:  Denison Mines Corp.

By:	/s/ Ron F. Hochstein
Title:	Chief Executive Officer

Date:	April 3, 2014

EXHIBIT INDEX

99.1*	Annual Information Form for the Year Ended December 31, 2013

99.2*
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2013 (Exhibit 4 of the Registrant’s Form 6-K furnished to the Commission on March 10, 2014)

99.3**
Consolidated Audited Financial Statements for the Years Ended December 31, 2013 and 2012 (Exhibit 3 of the Registrant’s Form 6-K furnished to the Commission on March 10, 2014) together with the Independent Auditors’ Report thereon

99.4**	Consent of PricewaterhouseCoopers LLP

99.5*	Company’s amended code of ethics

99.6**	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7**	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.8*	Consent of Roscoe Postle Associates Inc.

99.9*	Consent of Leo R. Hwozdyk, P.Eng.

99.10*	Consent of Thomas C. Pool, P.E.

99.11*	Consent of Neil N. Gow, P.Geo.

99.12*	Consent of Richard E. Routledge, M.Sc., P.Geo.

99.13*	Consent of Luke Evans, M.Sc., P.Eng.

99.14*	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.

99.15*	Consent of William E. Roscoe, Ph.D., P.Eng.

99.16*	Consent of Geostat Systems International Inc.

99.17*	Consent of Michel Dagbert, P.Eng.

99.18*	Consent of GeoVector Management Inc.

99.19*	Consent of Allan Armitage, Ph.D., P.Geol.

99.20*	Consent of Alan Sexton, M.Sc., P.Geol.

99.21*	Consent of CSA Global (UK) Ltd.

99.22*	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG

* Previously filed.

** Filed herewith.