Form 40-F
period 2014-12-31
DENISON MINES CORP.
filed 2015-03-12
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2014	Commission file number: 001-33414

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

Securities registered pursuant to Section 12(g) of the Act: Common Stock without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this form:

[X]	Annual Information Form	[X]	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 505,868,894 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes [   ]                                      No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [X]                                       No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Not applicable

Yes [   ]                                       No [   ]

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Denison Mines Corp. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 through 99.23, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2014 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report on Form 40-F are made as of the respective dates set forth in such exhibits. In preparing this Annual Report on Form 40-F, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM council, as may be amended from time to time by the CIM. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$1.1601.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC” or the “Commission”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2014, are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting is effective.

C. Report of the Independent Auditor, PricewaterhouseCoopers LLP

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

D. Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (the “TSX”) and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s Annual Information Form or Information Circular. The Company is also listed on the NYSE MKT LLC (the “NYSE MKT”) and additionally complies as necessary with the rules and guidelines of the NYSE MKT as well as the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Board has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the NYSE MKT.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers who are appointed by the Board and who are charged with the day to day administration of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making.

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that all three members of its Audit Committee (Ms. Catherine Stefan, Mr. Brian D. Edgar and Mr. William A. Rand) are audit committee financial experts, within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and are also independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements. A description of the education and experience of these persons is set forth in the table below:

Education & experience relevant to
Member Name	performance of audit committee duties

Catherine J.G. Stefan,	•	Chartered Professional Accountant (Ontario)
Chair of the Audit	•	B.Comm
Committee	•	Held position of Chief Operating Officer of O&Y Properties Inc.,
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

Through such education and experience, each of these three members has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements, and has: (1) an understanding of generally accepted accounting principles and financial statements; (2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; (4) an understanding of internal control over financial reporting; and (5) an understanding of audit committee functions.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the amended code of ethics is on the Company’s website at http://www.denisonmines.com. In the fiscal year ended December 31, 2014, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2014, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2014 and 2013. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average CAD$/US$ annual exchange rate of $1.1045 for 2014 and $1.0298 for 2013.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2013	$295,401	$121,134	$0	$123,373
December 31, 2014	$309,371	$136,411	$0	$9,507

Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)

The aggregate fees billed for professional services other than those listed in the other three columns. For 2014, “All Other Fees” relates to the Company’s acquisition of International Enexco Limited. For 2013, “All Other Fees” relates to the Company’s acquisitions of JNR Resources Inc., Fission Energy Corp. and Rockgate Capital Corp.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2013	2014
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements at December 31, 2014 are as follows:

In connection with the Company’s sale of its U.S. Mining Division to Energy Fuels Inc (“EFR”) on June 29, 2012, the Company remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. This matter was heard before an arbitrator in November, 2013 and a decision in favour of DUSA was granted in January 2014. The Company does not expect to recover a material amount of damages related to this issue.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2014, the Company had a reclamation liability of $17,659,000, consisting of $11,234,000 for Elliot Lake obligations, $6,406,000 for the McClean Lake and Midwest joint ventures obligations and $19,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2014, the balance in the trust fund was $2,068,000.

In addition, the Company’s contractual obligations at December 31, 2014 are as follows:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$39	30	9	-	-
Operating lease
and other obligations	$473	269	186	18	-

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

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from the NYSE MKT listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to the NYSE MKT standards is as follows:

Board Composition: The NYSE MKT requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE MKT Company Guide (the “NSYE MKT Independence Standard”). The Company’s Board is currently composed of eight members, five of whom qualify as independent under the NYSE MKT Company Guide and who meet the NSYE MKT Independence Standard, namely Ms. Stefan and Messrs. Craig, Dengler, Edgar and Rand. Denison’s remaining three directors do not satisfy the NYSE MKT Independence Standard, being Messrs. Hochstein, Lundin and Park.

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the shares issued and outstanding and entitled to vote for a meeting of a listed company’s shareholders. The TSX does not specify a quorum requirement for a meeting of a listed company’s shareholders. The Company’s current required quorum at any meeting of shareholders as set forth in the Company’s by-laws is two persons present, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder so entitled, holding or representing in aggregate not less than 10% of the shares of the Company entitled to be voted at the meeting. The Company’s current quorum requirement is not prohibited by, and does not constitute a breach of, the Business Corporations Act (Ontario) (the “OBCA”), applicable Canadian securities laws or the rules and policies of the TSX.

Proxy Solicitation Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with the OBCA, applicable Canadian securities laws and the rules and policies of the TSX.

Shareholder Approval Requirements: The NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances. One is the sale of common shares (or securities convertible into common shares) at a discount to officers or directors. The TSX rules require shareholder approval for the issuance of shares to insiders in private placements where insiders are being issued more than 10% of the presently issued and outstanding shares. The NYSE MKT also requires shareholder approval of private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. There is no such requirement under Ontario law. The TSX rules require shareholder approval for private placements that materially affect control, or where more than 25% of presently issued and outstanding shares will be issued at a discount to market. The Company will seek a waiver from the NYSE MKT shareholder approval requirement should a dilutive securities issuance trigger such NYSE MKT shareholder approval requirement in circumstances where such securities issuance does not trigger a shareholder approval requirement under the rules of the TSX.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by its home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.denisonmines.com. Information contained on, or accessible through, our website is not part of this Annual Report.

The Registrant has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Registrant is not required to comply with these rules.

MINE SAFETY DISCLOSURE

Not applicable.

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

Registrant: DENISON MINES CORP.

By: /s/ Ron F. Hochstein
Title:  Chief Executive Officer
Date:  March 12, 2015

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2014
99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2014 (Exhibit 99.3 of the Registrant’s Form 6-K furnished to the Commission on March 6, 2015)

99.3

Consolidated Audited Financial Statements for the Years Ended December 31, 2014 and 2013 (Exhibit 99.2 of the Registrant’s Form 6-K furnished to the Commission on March 6, 2015) together with the Independent Auditors’ Report thereon

99.4	Consent of PricewaterhouseCoopers LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.7	Consent of Roscoe Postle Associates Inc.
99.8	Consent of Leo R. Hwozdyk, P.Eng.
99.9	Consent of Thomas C. Pool, P.E.
99.10	Consent of Richard E. Routledge, M.Sc., P.Geo.
99.11	Consent of James W. Hendry, P.Eng.
99.12	Consent of Luke Evans, M.Sc., P.Eng.
99.13	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.
99.14	Consent of William E. Roscoe, Ph.D., P.Eng.
99.15	Consent of Geostat Systems International Inc.
99.16	Consent of Michel Dagbert, P.Eng.
99.17	Consent of GeoVector Management Inc.
99.18	Consent of Allan Armitage, Ph.D., P.Geol.
99.19	Consent of Alan Sexton, M.Sc., P.Geol.
99.20	Consent of CSA Global (UK) Ltd.
99.21	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG