Form 40-F
period 2016-12-31
DENISON MINES CORP.
filed 2017-03-30
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016	Commission file number: 001-33414

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

Securities registered pursuant to Section 12(g) of the Act: Common Shares without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 540,722,365 Common Shares as at December 31, 2016.

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

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 through 99.17, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2016 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2016, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$0.75.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2016 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.   Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective.

C.   Report of the Independent Auditor, PricewaterhouseCoopers LLP

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

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

Member Name	Education & experience relevant to performance of audit committee duties
Catherine J.G. Stefan, Chair of the Audit Committee	• Chartered Professional Accountant (Chartered Accountant)
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

The SEC has provided that the designation of an audit committee financial expert does not make him or her an “expert” for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the amended code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2016, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2016, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2016 and 2015. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average CAD$/US$ annual exchange rate of $1.3245 for 2016 and $1.2785 for 2015.

Periods Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015	$195,586	$107,351	$0	$59,286
December 31, 2016	$132,871	$$97,379	$0	$0

Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns. For 2015, “All Other Fees” relates to special project costs.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2015	2016
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements at December 31, 2016 and at the date hereof.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2016, the Company had a reclamation liability of $20,965,000, consisting of $12,470,000 for Elliot Lake obligations, $8,479,000 for the McClean Lake and Midwest joint ventures obligations and $16,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2016, the balance in the trust fund was US$2,213,000.

In addition, the Company’s contractual obligations at December 31, 2016 are as follows:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt Obligations	$276,000	276,000	—	—	—
Operating lease and other obligations	$1,092,000	182,000	318,000	286,000	306,000

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

Board Composition: The NYSE MKT requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE MKT Company Guide (the “NSYE MKT Independence Standard”). The Company’s Board is currently composed of seven members, four of whom qualify as independent under the NYSE MKT Company Guide and who meet the NSYE MKT Independence Standard, namely Ms. Stefan and Messrs. Dengler, Edgar and Rand. Denison’s remaining three directors do not satisfy the NYSE MKT Independence Standard, being Messrs. Hochstein, Lundin and Jeong.

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

Compensation Committee Requirements: The NYSE MKT Company Guide requires that additional independence criteria be applied to each member of the Compensation Committee. The NYSE MKT Company Guide also mandates that the Compensation Committee must have the authority to hire compensation consultants, independent legal counsel and other compensation advisors and exercise the sole responsibility to oversee the work of any compensation advisors retained to advise the Compensation Committee. In addition, before engaging a compensation advisor, the Compensation Committee must consider at least six factors that could potentially impact compensation advisor independence. The Company follows Canadian Securities Administrators and TSX requirements for Compensation Committee charters, independence and authority. The Compensation Committee’s Charter includes a requirement that each member of the Compensation Committee be independent and that the Compensation Committee have the authority to retain outside advisors and determine the extent of funding necessary for payment of consultants.

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates
Title:	President and Chief Executive Officer
Date:	March 30, 2017

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2016

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2016 (incorporated by reference to Exhibit 99.3 of the Registrant’s Form 6-K furnished to the Commission on March 9, 2017)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2016 and 2015 together with the Independent Auditors’ Report thereon (incorporated by reference to Exhibit 99.2 of the Registrant’s Form 6-K furnished to the Commission on March 9, 2017)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Roscoe Postle Associates Inc.

99.8	Consent of Leo R. Hwozdyk, P.Eng.

99.9	Consent of Luke Evans, M.Sc., P.Eng.

99.10	Consent of Richard E. Routledge, M. Sc., P.Geol.

99.11	Consent of SGS Canada Inc. (formerly Geostat Systems International Inc.)

99.12	Consent of Michel Dagbert, P.Eng. (Retired)

99.13	Consent of GeoVector Management Inc.

99.14	Consent of Allan Armitage, Ph.D., P.Geol.

99.15	Consent of Alan Sexton, M.Sc., P.Geol.

99.16	Consent of SRK Consulting (Canada) Inc.

99.17	Consent of Ken Reipas, P.Eng.