Form 40-F
period 2017-12-31
DENISON MINES CORP.
filed 2018-03-28
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2017	Commission file number: 001-33414

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 559,183,209 Common Shares as at December 31, 2017.

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

Yes  ☒            No   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes  ☐            No   ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Denison Mines Corp. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.18, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 29, 2017, the last business day of calendar 2017, was U.S. $1.00 = CDN$1.25.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2017 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS”) . Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective.

C.	Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (the “TSX”) and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s Annual Information Form or Information Circular. The Company is also listed on the NYSE American LLC (the “NYSE American”) and additionally complies as necessary with the rules and guidelines of the NYSE American as well as the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Board has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the NYSE American.

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

Brian D. Edgar	●	Law degree, with extensive corporate finance experience
	●	Held positions in a public company of Chairman since 2011 and President and Chief Executive Officer from 2005 to 2011.
	●	Has served on audit committees of a number of public companies

William A. Rand	●	B.Comm (Accounting)
	●	Two law degrees, with extensive corporate finance experience
	●	Has served on audit committees of a number of public companies

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the amended code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2017, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2017, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2017 and 2016. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average CAD$/US$ annual exchange rate of $1.2986 for 2017 and $1.3245 for 2016.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2016	$132,871	$97,379	$0	$0
December 31, 2017	$133,625	$88,720	$0	$0

Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2016	2017
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements at December 31, 2017 and at the date hereof.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2017, the Company had a reclamation liability of $22,724,000, consisting of $13,368,000 for Elliot Lake obligations, $9,339,000 for the McClean Lake and Midwest joint ventures obligations and $17,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2017, the balance in the trust fund was $2,431,000. In addition, the Company has pledged as collateral $9,135,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

In addition, the Company’s contractual obligations at December 31, 2017 are as follows:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years

Operating lease and other obligations	$994,000	188,000	324,000	247,000	235,000

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Catherine J. G. Stefan and Messrs. Brian D. Edgar and William A. Rand. For further information on these members, see discussion above under “Audit Committee Financial Experts.”

INTERACTIVE DATA FILE

An interactive data file has been filed with the Consolidated Audited Financial Statements for the Years Ended December 31, 2017 and 2016 on the Company’s Form 6-K furnished to the Commission on March 9, 2018.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from the NYSE American listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to the NYSE American standards is as follows:

Board Composition: The NYSE American requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE American Company Guide (the “NSYE American Independence Standard”). The Company’s Board is currently composed of seven members, four of whom qualify as independent under the NYSE American Company Guide and who meet the NSYE American Independence Standard, namely Ms. Stefan and Messrs. Dengler, Edgar and Rand. Denison’s remaining three directors do not satisfy the NYSE American Independence Standard, being Messrs. Hochstein, Lundin and Jeong.

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the shares issued and outstanding and entitled to vote for a meeting of a listed company’s shareholders. The TSX does not specify a quorum requirement for a meeting of a listed company’s shareholders. The Company’s current required quorum at any meeting of shareholders as set forth in the Company’s by-laws is two persons present, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder so entitled, holding or representing in aggregate not less than 10% of the shares of the Company entitled to be voted at the meeting. The Company’s current quorum requirement is not prohibited by, and does not constitute a breach of, the Business Corporations Act (Ontario) (the “OBCA”), applicable Canadian securities laws or the rules and policies of the TSX.

Proxy Solicitation Requirement: The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with the OBCA, applicable Canadian securities laws and the rules and policies of the TSX.

Shareholder Approval Requirements: The NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances. One is the sale of common shares (or securities convertible into common shares) at a discount to officers or directors. The TSX rules require shareholder approval for the issuance of shares to insiders in private placements where insiders are being issued more than 10% of the presently issued and outstanding shares. The NYSE American also requires shareholder approval of private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. There is no such requirement under Ontario law. The TSX rules require shareholder approval for private placements that materially affect control, or where more than 25% of presently issued and outstanding shares will be issued at a discount to market. The Company will seek a waiver from the NYSE American shareholder approval requirement should a dilutive securities issuance trigger such NYSE American shareholder approval requirement in circumstances where such securities issuance does not trigger a shareholder approval requirement under the rules of the TSX.

Compensation Committee Requirements: The NYSE American Company Guide requires that additional independence criteria be applied to each member of the Compensation Committee. The NYSE American Company Guide also mandates that the Compensation Committee must have the authority to hire compensation consultants, independent legal counsel and other compensation advisors and exercise the sole responsibility to oversee the work of any compensation advisors retained to advise the Compensation Committee. In addition, before engaging a compensation advisor, the Compensation Committee must consider at least six factors that could potentially impact compensation advisor independence. The Company follows Canadian Securities Administrators and TSX requirements for Compensation Committee charters, independence and authority. The Compensation Committee's Charter includes a requirement that each member of the Compensation Committee be independent and that the Compensation Committee have the authority to retain outside advisors and determine the extent of funding necessary for payment of consultants.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by its home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.denisonmines.com. Information contained on, or accessible through, our website is not part of this Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 28, 2018

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2017

99.2
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2017 (incorporated by reference to Exhibit 99.3 of the Registrant’s Form 6-K furnished to the Commission on March 9, 2018)

99.3
Consolidated Audited Financial Statements for the Years Ended December 31, 2017 and 2016 together with the Management's Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.2 of the Registrant’s Form 6-K furnished to the Commission on March 9, 2018)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Roscoe Postle Associates Inc.

99.8	Consent of Mark Mathisen, C.P.G.

99.9	Consent of SRK Consulting (Canada) Inc.

99.10	Consent of Ken Reipas, P.Eng.

99.11	Consent of GeoVector Management Inc.

99.12	Consent of Alan Sexton, M.Sc., P.Geo.

99.13	Consent of Allan Armitage, Ph.D., P.Geo.

99.14	Consent of Richard E. Routledge, M. Sc., P.Geo.

99.15	Consent of G. David Keller, P.Geo.

99.16	Consent of Oy Leuangthong, P.Eng.

99.17 99.18	Consent of Dale Verran, M.Sc., P.Geo, Pr.Sci.Nat. Consent of Chad Sorba, P.Geo.

101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2017 and 2016