Form 40-F
period 2018-12-31
DENISON MINES CORP.
filed 2019-03-13
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018	Commission file number: 001-33414

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 589,175,086 Common Shares as at December 31, 2018.

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

Yes  ☐            No   ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Denison Mines Corp. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto, which are deemed filed herewith.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.21, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2018 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM council, as may be amended from time to time by the CIM. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Under Industry Guide 7 standards, a “final” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC in connection with its probable mineral reserves disclosure, and therefore such mineral reserve disclosure is not comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2018, the last business day of calendar 2018, was CDN$1.00 = US$0.7330.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2018 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent or detect all errors and all fraud. It should be noted that a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and may make such modifications from time to time as it considers necessary.

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

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its internal control over financial reporting and may make such modifications from time to time as it considers necessary.

C.	Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

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

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that all three members of its Audit Committee (Ms. Catherine Stefan, Mr. Brian D. Edgar and Ms. Patricia Volker) are audit committee financial experts, within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and are also independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements. A description of the education and experience of these persons is set forth in the table below:

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

Brian D. Edgar	●	Law degree, with extensive corporate finance experience
	●	Held positions in a public company of Chairman since 2011 and President and Chief Executive Officer from 2005 to 2011.
	●	Has served on audit committees of a number of public companies

Patricia M. Volker	●	Chartered Professional Accountant, Chartered Accountant, Certified Management Accountant
	●	Over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s CPAs
	●	Has served and chaired audit committees of a number of companies

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the amended code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2018, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2018, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2018 and 2017. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2018	$171,434	$123,994	$0	$0
December 31, 2017	$173,526	$115,212	$0	$0

Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2017	2018
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements at December 31, 2018 and at the date hereof.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2018, the Company had a reclamation liability of $30,064,000, consisting of $17,205,000 for Elliot Lake obligations, $12,837,000 for the McClean Lake and Midwest joint ventures obligations and $22,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2018, the balance in the trust fund was $3,120,000. In addition, the Company has pledged as collateral $9,135,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

In addition, the Company’s contractual obligations at December 31, 2018 are as follows:

(in thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years

Operating leases and other commitments	1,259,000	319,000	517,000	229,000	194,000

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Catherine J. G. Stefan, Mr. Brian D. Edgar and Ms. Patricia M. Volker.  For further information on these members, see “Audit Committee Financial Experts” above.

INTERACTIVE DATA FILE

An interactive data file has been filed with the Consolidated Audited Financial Statements for the Years Ended December 31, 2018 and 2017 on the Company’s Form 6-K furnished to the Commission on March 8, 2019.

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

Board Composition: The NYSE American requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE American Company Guide (the “NSYE American Independence Standard”). The Company’s Board is currently composed of nine members, six of whom qualify as independent under the NYSE American Company Guide and who meet the NSYE American Independence Standard, namely Mses. Stefan and Volker and Messrs. Dengler, Edgar, Hochstein and Rand. Denison’s remaining three directors do not satisfy the NYSE American Independence Standard, being Messrs. Cates, Lundin and Park.

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 13, 2019

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2018

99.2
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2018 (incorporated by reference to Exhibit 99.3 of the Registrant’s Form 6-K furnished to the Commission on March 8, 2019)

99.3
Consolidated Audited Financial Statements for the Years Ended December 31, 2018 and 2017 together with the Management's Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.2 of the Registrant’s Form 6-K furnished to the Commission on March 8, 2019)

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Roscoe Postle Associates Inc.

99.8	Consent of Richard E. Routledge, M.Sc., P.Geo.

99.9	Consent of SRK Consulting (Canada) Inc.

99.10	Consent of Mark Liskowich, P.Geo.

99.11	Consent of Oy Leuangthong, P.Eng.

99.12	Consent of Cliff Revering, P.Eng.

99.13	Consent of G. David Keller, P.Geo.

99.14	Consent of SGS Geostat

99.15	Consent of Allan Armitage, Ph.D., P.Geo.

99.16	Consent of GeoVector Management Inc.

99.17	Consent of Alan Sexton, M.Sc., P.Geo.

99.18	Consent of Dale Verran, M.Sc., P.Geo, Pr.Sci.Nat.

99.19	Consent of Chad Sorba, P.Geo.

99.20	Consent of Serdar Donmez, P.Geo., E.I.T.

99.21	Consent of Paul Burry, P.Geo.

101
Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2018 and 2017 (incorporated by reference to Exhibit 101 of the Registrant's Form 6-K furnished to the Commission on March 8, 2019)