Form 40-F
period 2019-12-31
DENISON MINES CORP.
filed 2020-03-13
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission file number: 001-33414

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
28 Liberty Street
New York, NY 10005
Phone number: 212-894-8940
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 597,192,153 Common Shares as at December 31, 2019.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes  ☒            No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Yes  ☐            No   ☐

EXPLANATORY NOTE

Denison Mines Corp. (the “Company” or the “Registrant”) is an Ontario corporation eligible to file its Annual Report pursuant to Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant files herewith Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.21, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2019 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

NOTE TO UNITED STATES READERS – DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). IFRS differ in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”), and thus the Registrant’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report on Form 40-F. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions that the Registrant enters into. The Registrant is not required to prepare a reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC in connection with its probable mineral reserves disclosure, and therefore such mineral reserve disclosure is not comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve”. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and, until recently, have not been permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this Annual Report may not be comparable to similar information made public by United States companies.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2019, the last business day of calendar 2019, was CDN$1.00 = U.S. $0.7699.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2019 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its internal control over financial reporting and may make such modifications from time to time as it considers necessary.

C.	Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report on Form 40F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2019, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that all three members of its Audit Committee (Ms. Catherine Stefan, Mr. Brian D. Edgar and Ms. Patricia M. Volker) are audit committee financial experts, within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and are also independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements. A description of the education and experience of these persons is set forth in the table below:

Member Name	Education & experience relevant to performance of audit committee duties
Catherine J.G. Stefan, Chair of the Audit Committee	●	Chartered Professional Accountant, Chartered Accountant
	●	B.Comm
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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the amended code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2019, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2019, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2019 and 2018. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2018	$171,434	$123,994	$0	$0
December 31, 2019	$180,775	$115,254	$0	$0
Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
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
The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2018	2019
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements at December 31, 2019 and at the date hereof.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2019, the Company had a reclamation liability of $32,512,000, consisting of $17,987,000 for Elliot Lake obligations, $14,503,000 for the McClean Lake and Midwest joint venture obligations and $22,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2019, the balance in the trust fund was $2,859,000. In addition, the Company has pledged as collateral $9,135,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

In addition, the Company’s contractual obligations at December 31, 2019 are as follows:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Accounts payable and accrued liabilities	$7,930	7,930	-	-	-
Lease liabilities	$899	235	353	218	93
Debt obligations	$270	235	19	16	-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Catherine J. G. Stefan, Mr. Brian D. Edgar and Ms. Patricia M. Volker. For further information on these members, see “Audit Committee Financial Experts” above.

INTERACTIVE DATA FILE

An interactive data file has been filed with the Consolidated Audited Financial Statements for the Years Ended December 31, 2019 and 2018 on the Company’s Form 6-K furnished to the Commission on March 6, 2020.

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

Board Composition: The NYSE American requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE American Company Guide (the “NYSE American Independence Standard”). The Company’s Board is currently composed of nine members, six of whom qualify as independent under the NYSE American Company Guide and who meet the NYSE American Independence Standard, namely Mses. Stefan and Volker and Messrs. Dengler, Edgar, Hochstein and Rand. Denison’s remaining three directors do not satisfy the NYSE American Independence Standard, being Messrs. Cates, Lundin and Park.

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
The Company has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 13, 2020

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2019

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2019

99.3
Consolidated Audited Financial Statements for the Years Ended December 31, 2019 and 2018 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Roscoe Postle Associates Inc.

99.8	Consent of Richard E. Routledge, M. Sc., P.Geo.

99.9	Consent of SRK Consulting (Canada) Inc.

99.10	Consent of Mark Liskowich, P.Geo.

99.11	Consent of Oy Leuangthong, P.Eng.

99.12	Consent of Cliff Revering, P.Eng.

99.13	Consent of G. David Keller, P.Geo.

99.14	Consent of SGS Geostat

99.15	Consent of Allan Armitage, Ph.D., P.Geo.

99.16	Consent of GeoVector Management Inc.

99.17	Consent of Alan Sexton, M.Sc., P.Geo.

99.18	Consent of Dale Verran, M.Sc., P.Geo, Pr.Sci.Nat.

99.19	Consent of Chad Sorba, P.Geo.

99.20	Consent of Serdar Donmez, P.Geo., E.I.T.

99.21	Consent of Paul Burry, P.Geo.

101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2019 and 2018
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase