Form 40-F
period 2020-12-31
DENISON MINES CORP.
filed 2021-03-29
CIK 1063259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020	Commission file number: 001-33414

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
x
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 678,981,882 Common Shares as at December 31, 2020.

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

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto, which are deemed filed herewith.
In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.35, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2020 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2020, the last business day of calendar 2020, was CDN$1.00 = U.S.$0.7854.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2020 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective.

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

C.	Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting
There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report on Form 40F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2020, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2020, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2020, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2020 and 2019. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	$112,837	$273,208(5)	$24,015(6)	$0
December 31, 2019	$180,775	$116,567	$0	$0
Notes:
(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements, specified audit procedures not included as part of the audit of the consolidated financial statements and consent procedures in connection with various equity issuance documents.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation
(4)	The aggregate fees billed for professional services other than those listed in the other three columns.
(5)
The increase in Audit-Related Fees in 2020 relates to the extensive work required of the auditors to support the Company’s 2020 equity issuances, including the completion and filing of a short-form prospectus and a short form base shelf prospectus.

(6)	The increase in Tax Fees is a result of the change in the Company’s auditor to KPMG LLP, which has historically been engaged by the Company to provide it with corporate tax advice.
(7)	Fees for 2019 relate to the Company’s former auditor; fees in 2020 include $59,337 of audit fees and $192,959 of audit related fees for professional services billed by our former auditor.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2020	2019
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements at December 31, 2020 and at the date hereof.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Company had a reclamation liability of $38,420,000, consisting of $21,523,000 for Elliot Lake obligations, $16,875,000 for the McClean Lake and Midwest joint venture obligations and $22,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2020, the balance in the trust fund was $2,883,000. In addition, the Company has pledged as collateral $9,135,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

In addition, the Company’s contractual obligations at December 31, 2020 are as follows:

(in thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Accounts payable and accrued liabilities	7,178	7,178	-	-	-
Lease liabilities	688	231	259	198	-
Debt obligations	35	9	19	7	-

See other information in the section entitled “Contractual Obligations and Contingencies” in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2020, filed herewith.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Catherine J. G. Stefan, Mr. Brian D. Edgar and Ms. Patricia M. Volker. For further information on these members, see “Audit Committee Financial Experts” above.

INTERACTIVE DATA FILE

An interactive data file has been filed herewith, with the Consolidated Audited Financial Statements for the Years Ended December 31, 2020 and 2019.

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 29, 2021

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2020

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2020

99.3
Consolidated Audited Financial Statements for the Years Ended December 31, 2020 and 2019 together with Management’s Report on Internal Control over Financial Reporting and the reports of Independent Registered Public Accounting Firms thereon

99.4	Consent of KPMG LLP

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.8	Consent of SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates Inc.)

99.9	Consent of Richard E. Routledge, M. Sc., P.Geo.

99.10	Consent of Mark Mathisen, P.Geo.

99.11	Consent of William E. Roscoe, Ph.D., P.Eng.

99.12	Consent of SRK Consulting (Canada) Inc.

99.13	Consent of Mark Liskowich, P.Geo.

99.14	Consent of Oy Leuangthong, P.Eng.

99.15	Consent of Cliff Revering, P.Eng.

99.16	Consent of 11257579 Canada Ltd.

99.17	Consent of G. David Keller, P.Geo.

99.18	Consent of SGS Canada Inc.

99.19	Consent of Allan Armitage, Ph.D., P.Geo.

99.20	Consent of GeoVector Management Inc.

99.21	Consent of Alan Sexton, M.Sc., P.Geo.

99.22	Consent of Dale Verran, M.Sc., P.Geo, Pr.Sci.Nat.

99.23	Consent of Chad Sorba, P.Geo.

99.24	Consent of Bennett Environmental Consulting

99.25	Consent of Pamela Bennett, M.Sc.

99.26	Consent of CANCOST Consulting Inc.

99.27	Consent of Geoff Wilkie, P.Eng.

99.28	Consent of EngComp Engineering and Computing Professionals Inc.

99.29	Consent of Gordon Graham, P.Eng.

99.30	Consent of Petrotek Corporation

99.31	Consent of Errol Lawrence, P.Geo.

99.32	Consent of Chuck Edwards Extractive Metallurgy Consulting

99.33	Consent of Chuck Edwards, P.Eng.

99.34	Consent of Lawrence, Devon, Smith & Associates Ltd.

99.35	Consent of Lawrence Smith, P.Eng.

101	Interactive Data Files with respect to the Consolidated Audited Financial Statements for the Years Ended December 31, 2020 and 2019
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase 101.LAB XBRL Taxonomy Extension Label Linkbase 101.PRE XBRL Taxonomy Extension Presentation Linkbase