Form 40-F
period 2021-12-31
DENISON MINES CORP.
filed 2022-03-25
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2021	Commission file number: 001-33414

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 812,429,995 Common Shares as of December 31, 2021.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒      No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

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

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.15, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in some significant respects from United States generally accepted accounting principles (“U.S. GAAP”), and thus the Registrant’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report on Form 40-F. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions that the Registrant enters into. The Registrant is not required to prepare a reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences.

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

Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2021, the last business day of calendar 2021, was CDN$1.00 = U.S.$0.7888.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A. Certifications

The required certifications are included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2021 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

C. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its internal control over financial reporting and may make such modifications from time to time as it considers necessary.

D. Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

E. Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2021, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ms. Patricia Volker, Chair of the Audit Committee, is an audit committee financial expert within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and that all three members of the Audit Committee (Ms. Patricia Volker, Mr. Brian Edgar and Mr. David Neuburger) are independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements. A description of the education and experience of these persons is set forth in the table below:

Member Name	Education & experience relevant to performance of audit committee duties
Patricia Volker, Chair of the Audit Committee	●	Chartered Professional Accountant, Chartered Accountant, Certified Management Accountant
	●	Over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s CPAs
	●	Has served and chaired audit committees of a number of companies

Brian Edgar	●	Law degree, with extensive corporate finance experience

	●	Held positions in a public company of Chairman since 2011 and President and Chief Executive Officer from 2005 to 2011.

	●	Has served on audit committees of a number of public companies

David Neuburger	●	Completed Financial Accounting and Managerial Accounting courses as part of a Masters of Business Administration (MBA) Program

	●	Disclosure Committee experience with Cameco Corporation, including review of quarterly and annual financial statements and management’s discussion & analysis

	●	Has served on another public company audit committee

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2021, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2021, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2021 and 2020. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending (1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
December 31, 2021	$475,700	$27,820	$28,747	$0
December 31, 2020(6)	$416,654	$27,300	$24,015	$0

Notes:

(1)	These amounts include accruals for fees billed outside the period to which the services related.
(2)

The aggregate fees billed for audit services of the Company’s consolidated financial statements, including services normally provided by an auditor for statutory or regulatory filings or engagements and other services only the auditor can reasonably provide. The Audit Fees in 2020 and 2021 include fees related to reviews of interim consolidated financial statements (2021: $80,250; 2020: $83,817) and the extensive work required of the auditors to support, and conduct consent procedures in connection with, the Company’s various equity issuances (2021: $181,900; 2020: $160,000).

(3)

The aggregate fees billed for specified audit procedures, assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Audit-related fees in 2020 and 2021 were billed for certain specified procedures engagements and the audit of certain subsidiary financial statements.

(4)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(5)	The aggregate fees billed for professional services other than those listed in the other three columns.
(6)

Fees in 2020 have been re-classified from prior years, to present consistently as described in Notes 1, 2 and 3, above. Fees in 2020 include $167,904 of audit fees and $27,300 of audit-related fees for professional services billed by the Company’s former auditor, PricewaterhouseCoopers LLP.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2021	2020
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2021, the Company had an estimated aggregate reclamation liability of $37,532,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. This estimated aggregate reclamation liability consists of $20,877,000 for Elliot Lake obligations, $15,405,000 for the McClean Lake and Midwest joint venture obligations and $1,245,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2021, the balance in the trust fund was $2,886,000. In addition, as at December 31, 2021, the Company has pledged as collateral $9,135,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

See other information in the section entitled “Contractual Obligations and Contingencies” in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2021, incorporated by reference as Exhibit 99.2 hereof.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Patricia Volker (Chair), Mr. Brian Edgar and Mr. David Neuburger. For further information on these members, see “Audit Committee Financial Expert” above.

INTERACTIVE DATA FILE

An interactive data file has been filed herewith, with the Consolidated Audited Financial Statements for the Years Ended December 31, 2021 and 2020.

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

Board Composition: The NYSE American requires that a listed company have a Board of Directors consisting of at least a majority of members who satisfy applicable independence standards under Section 803 of the NYSE American Company Guide (the “NYSE American Independence Standard”). The Company’s Board is currently composed of nine members, seven of whom qualify as independent under the NYSE American Company Guide and who meet the NYSE American Independence Standard, namely Messrs. Dengler, Edgar, Hochstein and Neuburger and Mses. Sterritt, Traub and Volker. The Company’s remaining two directors do not satisfy the NYSE American Independence Standard, being Messrs. Cates and Jeong.

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

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 25, 2022

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2021

99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2021 (incorporated by reference to Exhibit 99.2 of the Registration’s Form 6-K furnished to the Commission on March 4, 2022)

99.3

Consolidated Audited Financial Statements for the Years Ended December 31, 2021 and 2020 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.1 of the Registration’s Form 6-K furnished to the Commission on March 4, 2022)

99.4	Consent of KPMG LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of SRK Consulting (Canada) Inc.

99.8	Consent of Mark Liskowich, P.Geo.

99.9	Consent of Oy Leaungthong, P.Eng.

99.10	Engcomp Engineering and Computing Professionals Inc.

99.11	Consent of Gordon Graham, P.Eng.

99.12	Consent of SLR Consulting (Canada) Ltd.

99.13	Consent of Richard E. Routledge, M.Sc., P.Geo.

99.14	Consent of Dale Verran, MSc., P.Geo., Pr.Sci.Nat.

99.15	Consent of Chad Sorba, P.Geo

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL)

