Form 40-F
period 2022-12-31
DENISON MINES CORP.
filed 2023-03-28
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2022	Commission file number: 001-33414

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 826,325,592 Common Shares as of December 31, 2022.

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

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: KPMG LLP	Auditor Location: Toronto, Ontario, Canada	Auditor Firm ID: 85

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

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.7 through 99.15, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2022 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 30, 2022, the last business day of calendar 2022, was CDN$1.00 = U.S.$0.7383.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.	Certifications

The required certifications are included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2022 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective.

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

D.	Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F.

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2022, the Company completed the implementation of an enterprise resource planning (‘ERP’) software. The process of implementing the ERP software represented a material change in the Company’s internal control over financial reporting. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented, to ensure continuity in the Company’s system of internal controls. There were no other changes in the Company’s internal control over financial reporting during the twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2022, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Member Name	Education & experience relevant to performance of audit committee duties
Patricia Volker, Chair of the Audit Committee	●	Chartered Professional Accountant, Chartered Accountant, Certified Management Accountant

	●	Over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s CPAs

	●	Serves on and chairs audit committees of a number of companies
Brian Edgar	●	Law degree, with extensive corporate finance experience

	●	Held positions in a public company as Chairman since 2011 and President and Chief Executive Officer from 2005 to 2011.

	●	Has served on audit committees of a number of public companies
David Neuburger	●	Completed Financial Accounting and Managerial Accounting courses as part of a Masters of Business Administration (MBA) Program

	●	Disclosure Committee experience with Cameco Corporation, including review of quarterly and annual financial statements and management’s discussion & analysis

	●	Has served on another public company audit committee

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2022, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2022, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada.

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2022 and 2021. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending (1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
December 31, 2021	$475,700	$27,820	$28,747	$0
December 31, 2022	$472,630	$27,820	$46,580	$0

Notes:

(1)	These amounts include accruals for fees billed outside the period to which the services related.
(2)	The aggregate fees billed for audit services of the Company’s consolidated financial statements, including services normally provided by an auditor for statutory or regulatory filings or engagements and other services only the auditor can reasonably provide. The Audit Fees in 2021 and 2022 include fees related to reviews of interim consolidated financial statements (2022: $95,230; 2021: $80,250) and the extensive work required of the auditors to support, and conduct consent procedures in connection with, the Company’s various equity issuances (2022: $80,250; 2021: $181,900).
(3)	The aggregate fees billed for specified audit procedures, assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Audit-related fees in 2021 and 2022 were billed for certain specified procedures engagements and the audit of certain subsidiary financial statements.
(4)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(5)	The aggregate fees billed for professional services other than those listed in the other three columns.

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

All fees for the services described above were approved in advance by the audit committee, and no fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-10 of Regulation S-X.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2022, the Company had an estimated aggregate reclamation liability of $29,459,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. This estimated aggregate reclamation liability consists of $16,634,000 for Elliot Lake obligations, $10,069,000 for the McClean Lake and Midwest joint venture obligations and $2,756,000 for other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2022, the balance in the trust fund was $3,133,000. In addition, as at December 31, 2022, the Company has pledged as collateral $7,972,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean and Midwest reclamation obligations.

See other information in the section entitled “Contractual Obligations and Contingencies” in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2022, incorporated by reference as Exhibit 99.2 hereof.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are Ms. Patricia Volker (Chair), Mr. Brian Edgar and Mr. David Neuburger. For further information on these members, see “Audit Committee Financial Expert” above.

INTERACTIVE DATA FILE

An interactive data file has been filed herewith, with the Consolidated Audited Financial Statements for the Years Ended December 31, 2022 and 2021.

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

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates
Title:	President and Chief Executive Officer
Date:	March 28, 2023

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2022

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2022 (incorporated by reference to Exhibit 99.2 of the Registrants Form 6-K furnished to the Commission on March 10, 2023)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2022 and 2021 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.1 of the Registrants Form 6-K furnished to the Commission on March 10, 2023)

99.4	Consent of KPMG LLP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of SRK Consulting (Canada) Inc.

99.8	Consent of Mark Liskowich, P.Geo.

99.9	Consent of Oy Leuangthong, P.Eng.

99.10	Engcomp Engineering and Computing Professionals Inc.

99.11	Consent of Gordon Graham, P.Eng.

99.12	Consent of SLR Consulting (Canada) Ltd.

99.13	Consent of Dale Verran, MSc., P.Geo., Pr.Sci.Nat.

99.14	Consent of Chad Sorba, P.Geo.

99.15	Consent of Andy Yackulic, P.Geo.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL)