Form 40-F
period 2023-12-31
DENISON MINES CORP.
filed 2024-03-28
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2023	Commission file number: 001-33414

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

C T Corporation System

28 Liberty Street

New York, NY 10005

Phone number: 212-894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DNN	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 890,970,371 Common Shares as of December 31, 2023.

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

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.8 through 99.30, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The information provided under the heading “Cautionary Notes to U.S. Investors Concerning Resource Estimates” contained in the Company’s Annual Information Form is incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 30, 2023, the last business day of calendar year 2023, was CDN$1.00 = U.S.$0.7561.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.            Certifications

The required certifications are included in Exhibits 99.5, 99.6, and 99.7 of this Annual Report on Form 40-F.

B.            Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2023 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective.

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

D.            Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F.

E.            Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the twelve months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2023, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT AND AUDIT COMMITTEE QUALIFICATIONS

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

Member Name	Education & experience relevant to performance of audit committee duties
Patricia Volker,	●	Chartered Professional Accountant, Chartered Accountant, Certified Management Accountant
Chair of the Audit Committee	●	Over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s CPAs
	●	Has served and chaired audit committees of a number of companies
Brian Edgar	●	Law degree, with extensive corporate finance experience
	●	Held positions in a public company as Chairman since 2011 and President and Chief Executive Officer from 2005 to 2011.
	●	Has served on audit committees of a number of public companies
David Neuburger	●	Completed Financial Accounting and Managerial Accounting courses as part of a Masters of Business Administration (MBA) Program
	●	Disclosure Committee experience with Cameco Corporation, including review of quarterly and annual financial statements and management’s discussion & analysis
	●	Has served on another public company audit committee

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2023, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2023, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2023 and 2022. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending (1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
December 31, 2023	$531,510	$33,170	$39,620	$0
December 31, 2022	$472,630	$27,820	$46,580	$0

Notes:

(1)	These amounts include accruals for fees billed outside the period to which the services related.
(2)	The aggregate fees billed for audit services of the Company’s consolidated financial statements, including services normally provided by an auditor for statutory or regulatory filings or engagements and other services only the auditor can reasonably provide. The Audit Fees in 2023 and 2022 include fees related to reviews of interim consolidated financial statements (2023: $105,930; 2022: $95,230) and the extensive work required of the auditor to support, and conduct consent procedures in connection with, the Company’s various equity issuances (2023: $96,300; 2022: $80,250).
(3)	The aggregate fees billed for specified audit procedures, assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Audit-related fees in 2023 and 2022 were billed for certain specified procedures engagements and the audit of certain subsidiary financial statements.
(4)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(5)	The aggregate fees billed for professional services other than those listed in the other three columns.

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2023	2022
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2023, the Company had an estimated aggregate reclamation liability of $34,898,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. This estimated aggregate reclamation liability consists of $19,796,000 for Elliot Lake obligations, $12,215,000 for the McClean Lake and Midwest joint venture obligations and $2,887,000 for Wheeler River and other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2023, the balance in the trust fund was $3,259,000. In addition, as at December 31, 2023, the Company has pledged as collateral $7,972,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean, Midwest and Wheeler reclamation obligations.

See other information in the section entitled “Contractual Obligations and Contingencies” in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2023, incorporated by reference as Exhibit 99.2 hereof.

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

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Board has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the rules of the NYSE American. Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers who are appointed by the Board and who are charged with the day to day administration of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making.

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 28, 2024

EXHIBIT INDEX

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

99.1	Annual Information Form for the Year Ended December 31, 2023

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2023 (incorporated by reference to Exhibit 99.2 of the Registrants Form 6-K furnished to the Commission on March 1, 2024)

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2023 and 2022 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.1 of the Registrants Form 6-K furnished to the Commission on March 1, 2024)

99.4	Consent of KPMG LLP

99.5	Certification of Chief Executive Officer as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.8	Consent of Chad Sorba, P.Geo.

99.9	Consent of Andy Yackulic, P.Geo.

99.10	Consent of Dale Verran, MSc., P.Geo., Pr.Sci.Nat.

99.11	Consent of SRK Consulting (Canada) Inc.

99.12	Consent of Oy Leuangthong, P.Eng.

99.13	Engcomp Engineering and Computing Professionals Inc.

99.14	Consent of Gordon Graham, P.Eng.

99.15	Consent of SLR Consulting (Canada) Ltd.

99.16	Consent of Mark Mathisen C.P.G.

99.17	Consent of Wood Canada Limited

99.18	Consent of David Myers, P. Eng.

99.19	Consent of Lorne Schwartz, P. Eng.

99.20	Consent of Paul O’Hara, P. Eng.

99.21	Consent of Mark Hatton, P. Eng.

99.22	Consent of Dan Johnson, P.E., RM SME

99.23	Consent of Newmans Geotechnique Inc.

99.24	Consent of Gregory Newman, P. Eng.

99.25	Consent of Ecometrix Incorporated

99.26	Consent of Jeffery Martin, P.Eng.

99.27	Consent of Hatch Ltd.

99.28	Consent of William McCombe, P.Eng.

99.29	Consent of CanCost Consulting

99.30	Consent of Geoffrey Wilkie, P. Eng.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL)