Form 40-F
period 2024-12-31
DENISON MINES CORP.
filed 2025-03-28
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2024	Commission file number: 001-33414

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 895,713,101 Common Shares as of December 31, 2024.

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

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant has filed Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.8 through 9.24, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The information provided under the heading “Cautionary Notes to U.S. Investors Concerning Resource and Reserve Estimates” contained in the Company’s Annual Information Form is incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2024 was CDN$1.00 = U.S.$1.4389.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.Certifications

The required certifications are included in Exhibits 99.5, 99.6, and 99.7 of this Annual Report on Form 40-F.

B.Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2024 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

C.Management’s Annual Report on Internal Control Over Financial Reporting

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

Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its internal control over financial reporting and may make such modifications from time to time as it considers necessary.

D.Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are filed as Exhibit 99.3 to this Annual Report on Form 40-F.

E.Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the twelve months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2024, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT AND AUDIT COMMITTEE QUALIFICATIONS

The Company’s Board of Directors has determined that each of Ms. Patricia Volker, Chair of the Audit Committee, and Mr. Ken Hartwick are audit committee financial experts within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and that all three members of the Audit Committee (Ms. Patricia Volker, Mr. Ken Hartwick and Mr. David Neuburger) are independent within the meaning of United States and Canadian securities regulations and applicable stock exchange requirements. A description of the education and experience of these persons is set forth in the table below:

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
●
Over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s CPAs
●
Has served and chaired audit committees of a number of companies

Ken Hartwick
●
Fellow of the Corporate Professional Accountants, Chartered Professional Accountant
●
Held senior positions with financial oversight, including President and Chief Executive Officer of Ontario Power Group (2019 to 2024)
●
Serves on audit committees of other public companies

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2024, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2024, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

The following table discloses the fees billed to the Company by its external auditor during the last two financial years ended December 31, 2024 and 2023. Services were billed and paid in Canadian dollars and the table below reflects amounts in Canadian dollars.

Periods Ending (1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
December 31, 2024	$585,112	$34,775	$99,269	$0
December 31, 2023	$531,510	$33,170	$39,620	$0

Notes:

(1)	These amounts include accruals for fees billed outside the period to which the services related.
(2)	The aggregate fees billed for audit services of the Company’s consolidated financial statements, including services normally provided by an auditor for statutory or regulatory filings or engagements and other services only the auditor can reasonably provide. The Audit Fees in 2024 and 2023 include fees related to reviews of interim consolidated financial statements (2024: $123,250; 2023: $105,930) and the extensive work required of the auditor to support, and conduct consent procedures in connection with, the Company’s various equity issuances (2024: $nil; 2023: $96,300).
(3)	The aggregate fees billed for specified audit procedures, assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Audit-related fees in 2024 and 2023 were billed for certain specified procedures engagements and the audit of certain subsidiary financial statements.
(4)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(5)	The aggregate fees billed for professional services other than those listed in the other three columns.

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

	2024	2023
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the information in the section entitled “Contractual Obligations and Contingencies” in the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2024, filed as Exhibit 99.2.

At December 31, 2024, the Company had an estimated aggregate reclamation liability of $32,314,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. This estimated aggregate reclamation liability consists of $18,071,000 for Elliot Lake obligations, $12,057,000 for the McClean Lake and Midwest joint venture obligations and $2,186,000 for Wheeler River and other obligations. The Company maintains a trust fund equal to the estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds, in respect of its liability for Elliot Lake. At December 31, 2024, the balance in the trust fund was $3,652,000. In addition, as at December 31, 2024, the Company has pledged as collateral $7,972,000 of cash to support its standby letters of credit from the Bank of Nova Scotia for the McClean, Midwest and Wheeler reclamation obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members are currently Ms. Patricia Volker (Chair), Mr. Ken Hartwick and Mr. David Neuburger. For further information on these members, see “Audit Committee Financial Expert” above. The committee members for the financial year ended December 31, 2024 were Ms. Patricia Volker (Chair), Mr. Brian Edgar and Mr. David Neuburger.

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

A.Undertaking

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

B.Consent to Service of Process

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 28, 2025

EXHIBIT INDEX

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 40F furnished to the Commission on March 28, 2024)

99.1	Annual Information Form for the Year Ended December 31, 2024

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2024

99.3

Consolidated Audited Financial Statements for the Years Ended December 31, 2024 and 2023 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon

99.4	Consent of KPMG LLP

99.5	Certification of Chief Executive Officer as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.8	Consent of Chad Sorba, P.Geo.

99.9	Consent of SRK Consulting (Canada) Inc.

99.10	Engcomp Engineering and Computing Professionals Inc.

99.11	Consent of Gordon Graham, P.Eng.

99.12	Consent of Stantec Consulting Ltd.

99.13	Consent of SLR Consulting (Canada) Ltd.

99.14	Consent of Mark Mathisen C.P.G.

99.15	Consent of Wood Canada Limited

99.16	Consent of David Myers, P. Eng.

99.17	Consent of Lorne Schwartz, P. Eng.

99.18	Consent of Dan Johnson, P.E., RM SME

99.19	Consent of Newmans Geotechnique Inc.

99.20	Consent of Ecometrix Incorporated

99.21	Consent of Jeffery Martin, P.Eng.

99.22	Consent of Hatch Ltd.

99.23	Consent of William McCombe, P.Eng.

99.24	Consent of CanCost Consulting

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL)