Form 40-F
period 2025-12-31
DENISON MINES CORP.
filed 2026-03-30
CIK 1063259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2025	Commission file number: 001-33414

DENISON MINES CORP.

(Exact name of registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1090

(Primary standard industrial classification code number)

98-0622284

(I.R.S. employer identification number)

1100 – 40 University Avenue
Toronto, Ontario M5J 1T1 Canada
416-979-1991

(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, NY 10005

Phone number: 212-894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DNN	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: Not applicable.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 901,610,950 Common Shares as of December 31, 2025.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Denison Mines Corp. (the “Company” or the “Registrant”) is an Ontario corporation eligible to file its Annual Report pursuant to Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16(b) and 16(c) of the Exchange Act pursuant to Rule 3a12-3 thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto, which are deemed filed herewith.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.4 and 99.9 through 99.28, as set forth in the Exhibit Index attached hereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Company, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025 (the “AIF”), which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2025 was CDN$1.00 = U.S.$0.7296. The daily exchange rate published by the Bank of Canada for the exchange of Canadian dollars into United States dollars on December 31, 2024 was CDN$1.00 = U.S.$0.6950.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

A.Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act, is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2025 were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Management, including the Chief Executive Officer and Chief Financial Officer, conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its internal control over financial reporting and may make such modifications from time to time as it considers necessary.

C.Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an Independent Registered Public Accounting Firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F.

D.Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the twelve months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. A current copy of the code of ethics is on the Company’s website at www.denisonmines.com. In the fiscal year ended December 31, 2025, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2025, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the code of ethics, and notwithstanding references to the Company’s website or other websites in the AIF or in the documents incorporated by reference herein or attached as exhibits hereto, no information contained on the Company’s website or any other website shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada (Auditor Firm ID: 85), acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

See the section “Denison’s Governance – Standing Committees of the Board – Audit Committee” in the AIF, which section is incorporated by reference herein, for the total fees billed to the Company by KPMG LLP during last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

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

The following sets forth the percentage of services described above that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2025	2024
Audit Related Fees:	100%	100%
Tax Fees:	100%	100%
All Other Fees:	100%	100%

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The committee members now, and for the financial year ended December 31, 2025, are Ms. Patricia Volker (Chair), Mr. Ken Hartwick and Mr. David Neuburger. For further information on these members, see “Audit Committee Financial Expert” above.

CORPORATE GOVERNANCE PRACTICES

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

Shareholder Approval Requirements: The NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances. One is the sale of common shares (or securities convertible into common shares) at a discount to officers or directors. The TSX rules require shareholder approval for the issuance of shares to insiders in private placements where insiders are being issued more than 10% of the presently issued and outstanding shares. The NYSE American also requires shareholder approval of private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than a prescribed minimum price based on recent closing prices. There is no such requirement under Ontario law. The TSX rules require shareholder approval for private placements that materially affect control, or where more than 25% of presently issued and outstanding shares will be issued at a discount to market. The Company will seek a waiver from the NYSE American shareholder approval requirement should a dilutive securities issuance trigger such NYSE American shareholder approval requirement in circumstances where such securities issuance does not trigger a shareholder approval requirement under the rules of the TSX.

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

Registrant: DENISON MINES CORP.

By:	/s/ David D. Cates

Title:	President and Chief Executive Officer

Date:	March 30, 2026

EXHIBIT INDEX

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 40-F furnished to the Commission on March 28, 2024)

99.1	Annual Information Form for the Year Ended December 31, 2025

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year ended December 31, 2025

99.3

Consolidated Audited Financial Statements for the Years Ended December 31, 2025 and 2024 together with Management’s Report on Internal Control over Financial Reporting and the report of our Independent Registered Public Accounting Firm thereon

99.4	Consent of KPMG LLP

99.5	Certificate of Chief Executive Officer as required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer as required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Chad Sorba, P.Geo.

99.10	Consent of SRK Consulting (Canada) Inc.

99.11	Engcomp Engineering and Computing Professionals Inc.

99.12	Consent of Gordon Graham, P.Eng.

99.13	Consent of Stantec Consulting Ltd.

99.14	Consent of Mark Hatton, P. Eng.

99.15	Consent of SLR Consulting (Canada) Ltd.

99.16	Consent of Mark Mathisen C.P.G.

99.17	Consent of Wood Canada Limited

99.18	Consent of David Myers, P. Eng.

99.19	Consent of Lorne Schwartz, P. Eng.

99.20	Consent of Dan Johnson, P.E., RM SME

99.21	Consent of Newmans Geotechnique Inc.

99.22	Consent of Gregory Newman, P. Eng.

99.23	Consent of Egis Canada Ltd.

99.24	Consent of Jeffery Martin, P.Eng.

99.25	Consent of Hatch Ltd.

99.26	Consent of William McCombe, P.Eng.

99.27	Consent of CanCost Consulting

99.28	Consent of Geoffrey Wilkie, P. Eng.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)